Form 20-F
period 2021-12-31
TEEKAY CORP
filed 2022-04-06
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

N. Angelique Burgess
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
101,571,141 shares of Common Stock, par value of $0.001 per share.
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐   No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐   No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒   No  ☐
Indicate by check mark whether the registrant (1) has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act:
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Auditor Name:    KPMG LLP    Auditor Location:    Vancouver BC, Canada    Auditor Firm ID:    85

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This annual report of Teekay Corporation on Form 20-F for the year ended December 31, 2021 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to "Teekay Tankers" refer to Teekay Tankers Ltd. (NYSE: TNK). In addition, references in this Annual Report to "Altera" refer to Altera Infrastructure L.P., previously known as Teekay Offshore Partners L.P. (NYSE: TOO), which was a subsidiary of Teekay Corporation until September 2017, and an equity-accounted investment until May 2019, and to "Seapeak" refer to Seapeak LLC (NYSE: SEAL), previously known as Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG Partners), which was a subsidiary of Teekay Corporation until January 2022. References to the “Teekay Gas Business” refer to the following, prior to their sale by Teekay to Stonepeak Partners L.P. and Seapeak in January 2022: Teekay’s general partner interest in Teekay LNG Partners; all of Teekay LNG Partners’ common units held by Teekay; and certain subsidiaries of Teekay that collectively contained the shore-based management operations of Teekay LNG Partners and certain of its joint ventures.

The sale of the Teekay Gas Business by Teekay occurred on January 13, 2022. The presentation of certain information in the Company’s consolidated financial statements included in this Annual Report reflect that the Teekay Gas Business is a discontinued operation of the Company. See "Item 18 – Financial Statements: Note 23 - Discontinued Operations” and "Item 18 – Financial Statements: Note 24 - Subsequent Events” for further information.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;
•our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiary, Teekay Tankers, including any increases in distribution or dividend levels of Teekay Tankers;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;
•our ability and plans to obtain financing for new projects and commitments, refinance existing debt obligations and fulfill our debt obligations;
•our plans for Teekay Parent, which excludes our interests in Teekay Tankers and includes Teekay Corporation and its remaining subsidiaries, to reduce or eliminate operational risk in any floating production, storage and offloading (or FPSO) units and to increase its intrinsic value per share;
•the expected scope, duration and effects of the novel coronavirus pandemic and the unfolding geopolitical crisis between Ukraine and Russia, including its impact on global supply and demand for crude oil and petroleum products and fleet utilization, and the consequences of any future epidemic or pandemic crises or geopolitical tensions;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and charter and spot rates, estimated growth in world fleets and vessel scrapping, and oil production, refinery capacity and competition for providing services;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions, including whether or not we qualify as a passive foreign investment company;
•our expectations regarding the effect of economic substance regulations in the Marshall Islands and Bermuda and their future status under those regulations;
•our expectations as to the useful lives of our vessels;
•our future growth prospects and competitive position;
•the impact of future changes in the demand for and price of oil;
•expected costs, capabilities, acquisitions and conversions, and the commencement of any related charters or other contracts;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on short-term charter contracts;
•our expectations regarding customer payments, including the ability of our customers to make charter payments to us;
•the status and outcome of any pending legal claims, actions or disputes;
•Teekay Tankers’ expected recovery of fuel price increases from the charterers of its vessels through higher rates for voyage charters;
•the future valuation or impairment of our assets, including goodwill;
•our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•our compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•operating expenses, availability of crew and crewing costs, number of off-hire days, drydocking requirements and durations and the adequacy and cost of insurance, and expectations as to cost-saving initiatives;
•the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;
•the impact on us and the shipping industry of environmental liabilities and developments, including climate change;
•the impact of any sanctions on our operations and our ongoing compliance with such sanctions;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals;
•the expected impact of the cessation of the London Inter-Bank Offered Rate (or LIBOR) or the adoption of the “Poseidon Principles” by financial institutions;
•the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including, among others, the expected cost to install ballast water treatment systems (or BWTS) on our vessels;
•the impact of increasing scrutiny and changing expectations from investors, lenders, customers and other stakeholders with respect to environmental, social and governance (or ESG) policies and practices, and the Company’s ability to meet its corporate ESG goals;
•our ability to obtain all permits, licenses and certificates with respect to the conduct of our operations;
•the expectations as to the chartering of unchartered vessels;
•our entering into joint ventures or partnerships with companies;
•our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign currency exchange, interest rate and spot market rates on our business and results of operations;
•the potential impact of new accounting guidance or the adoption of new accounting standards;
•our potential need to renew portions of our tanker fleet; and
•our business strategy and other plans and objectives for future operations, including, among others, our pursuit of investment opportunities in the shipping sector and potentially in new and adjacent markets.
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
Item 1.Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Risk Factors
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industries in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our public debt and common stock.
Risk Factor Summary
Risks Related to Our Industry
•Changes in the oil markets could result in decreased demand for our vessels and services.
•The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels.

•High oil prices could negatively impact tanker freight rates.
•A decline in oil prices may adversely affect our growth prospects and results of operations.
•Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
•The novel coronavirus (or COVID-19) pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
•Terrorist attacks, increased hostilities, political change, or war, including the unfolding war and geopolitical crisis between Ukraine and Russia, could lead to further economic instability, increased costs and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Risks Related to Our Business
•Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.
•Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
•The intense competition in our markets may lead to reduced profitability or reduced expansion opportunities.
•The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
•Our ability to repay or refinance debt obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We will need to obtain additional financing, which financing may limit our ability to make cash dividends and distributions, increase our financial leverage and result in dilution to our equityholders.
•Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels.
•Changes in market conditions may limit our access to capital and our growth.
•Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.
•Over time, the value of our vessels may decline, which could result in both write-downs and an adverse effect on our operating results.
•We have recognized asset impairments in the past and we may recognize additional impairments in the future.
•Teekay Tankers anticipates that it may need to accelerate its fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which it anticipates will require significant expenditures.
•Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
•We are green-recycling one FPSO unit and plan to decommission and/or green-recycle our remaining FPSO units, which are scheduled to generate limited additional revenue and for which we may be required to incur significant costs.
•Teekay Tankers has substantial debt levels and may incur additional debt.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We may be unable to attract and retain qualified, skilled employees or crew to operate our business.
•Exposure to currency exchange rate fluctuations results in fluctuations in our cash flows and operating results.
•Our operating results are subject to seasonal fluctuations.
•We may be unable to realize benefits from acquisitions and growth through acquisitions may harm our financial condition and performance.
•Teekay Tankers may expend substantial sums during the construction of future potential newbuildings or upgrades to their existing vessels, without earning revenue and without assurance that they will be completed.
•Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.
•Teekay Tankers’ full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the United States, United Kingdom, European Union and Canada, due to our domicile and location of offices.
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs) to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
•Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions.
Information and Technology Risks
•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Risks Related to an Investment in Our Securities
•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders.
Risks Related to Our Industry
Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results and may limit our ability to expand our fleet.

The cyclical nature of the tanker industry and inflation may adversely affect our earnings and profitability. The cyclical nature may also lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry, as well as inflation, may cause significant increases or decreases in our earnings and profitability we earn from our vessels. The cyclical nature of the tanker industry may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the conventional tanker vessels owned by Teekay Tankers, which accounted for approximately 79% and 77% of our consolidated revenues from continuing operations during 2021 and 2020, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•demand for oil and oil products;
•supply of oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;

•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil; and
•changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses;
•the number of vessels that are out of service; and
•environmental concerns and regulations.

Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Following our sale of the Teekay Gas Business, which operated primarily under long-term, fixed-rate charter contracts, our revenues will be more volatile and dependent on revenues generated by our tanker fleet.

High oil prices could negatively impact tanker freight rates.

Global crude oil prices increased through the course of 2021 and reached a seven-year high in January 2022. High oil prices could negatively impact tanker freight rates due to reduced oil demand, higher operating costs as a result of increased bunker prices, and weaker refining margins.

A decline in oil prices may adversely affect our growth prospects and results of operations.

Low oil prices may adversely affect energy and capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of a number of factors, some of which may be beyond our control, including:

•the termination of production of oil at the fields we service;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;
•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•marine disasters;
•bad weather or natural disasters;
•mechanical or electrical failures;
•grounding, capsizing, fire, explosions and collisions;
•piracy (hijacking and kidnapping);
•cyber-attack;
•acute-onset illness in connection with global or regional pandemics or similar public health crises;
•mental health of crew members;
•human error; and
•war and terrorism.

An accident involving any of our vessels could result in any of the following:

•significant litigation with our customers or other third parties;
•death or injury to persons, loss of property or damage to the environment and natural resources;
•delays in the delivery of cargo;

•liabilities or costs to recover any spilled oil and to restore the environment affected by the spill;
•loss of revenues from charters;
•governmental fines, penalties or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would in turn result in loss of revenues.

The COVID-19 pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the development of variants of the virus, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, will result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. The pandemic has resulted and may continue to result in a significant decline in global demand for crude oil and petroleum products. As our business includes the transportation of oil and petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since May 2020 and has also increased certain crewing-related costs, which has reduced our cash flows, and was a contributing factor to the non-cash write-down of certain tankers owned by Teekay Tankers and one FPSO unit, as described in "Item 18 – Financial Statements: Note 18 - (Write-down) and Gain (Loss) on Sale".

Other effects of the current pandemic include, or may include, among others:

•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•supply chain and other business disruptions from, or additional costs related to, a limited supply of labor, parts or goods;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or dry docking of, our vessels (including the currently scheduled dry docks for 10 of Teekay Tankers' vessels in 2022), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to declines in global financial markets, including to the prices of publicly-traded equity securities of us, our peers and of listed companies generally;
•a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur additional impairment charges or (b) breach certain covenants under our financing agreements (including our secured credit facility agreements and financial leases) relating to vessel-to-loan covenants; and
•potential deterioration in the financial condition and prospects of our customers or the third-party owners whose ships we commercially manage, or attempts by charterers, suppliers or receivers to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the COVID-19 pandemic may be moderated by vaccines, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any potential business disruption and the related potential financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition in the future.

Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East - especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen (Red Sea and Gulf of Aden Area), or Iran - and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, Russia’s recent invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations; the conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Southern Red Sea, Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent risk of piracy and/or armed robbery in the Straits of Malacca, Sulu & Celebes Sea, Gulf of Mexico and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business

Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Economic downturns in the global financial markets or economy generally may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current contracts and charters. A decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2021 and 2020 (2019 – one customer for 13% or $160 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;
•upon our breach of the relevant contract, the customer exercises certain rights to terminate the contract;

•the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract;
•under some of our contracts, the customer terminates the contract because of the termination of the customer's sales agreement or a prolonged force majeure affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer; or
•the customer becomes subject to applicable sanctions laws which prohibit our ability to lawfully charter our vessel to such customer.

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

To fund existing and future debt obligations and capital expenditures and to meet the minimum liquidity requirements under the financial covenants in our credit facilities, we may be required to obtain additional sources of financing, in addition to amounts generated from operations. These anticipated sources of financing include raising additional debt and capital, including equity issuances.

Our ability to obtain external financing may be limited by our financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends or distributions to security holders or operate our businesses as currently conducted. In addition, issuing additional equity securities may result in significant equityholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends and distributions. The sale of certain assets will reduce cash from operations and the cash available for distribution to equityholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 16a – Commitments and Contingencies – Liquidity".

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

Changes in market conditions may limit our access to capital and our growth.

We have relied primarily upon bank financing and debt and equity offerings to fund our growth. Changes in market conditions in the energy and shipping sectors may reduce our and Teekay Tankers' access to capital, particularly equity capital. Issuing additional common equity is more dilutive and costly than it has been in the past. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and pay dividends to our equityholders.

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of our loans and obligations under finance lease covenants and cause events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the lenders under these facilities could accelerate our debt or obligations under our finance leases and foreclose on our vessels pledged as collateral or require an early termination of the applicable credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. As of December 31, 2021, the total outstanding debt credit facilities and obligations under finance leases with this type of loan-to-value covenant tied to conventional tanker values was $620.3 million. We have two credit facilities and 14 obligations related to finance leases that require us to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100% to 125%. As of December 31, 2021, we were in compliance with these required ratios.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers can fluctuate substantially over time due to a number of different factors, including:

•prevailing economic conditions in oil and energy markets;
•a substantial or extended decline in demand for oil;
•increases in the supply of vessel capacity;
•the age of the vessel relative to other alternative vessels that are available in the market;
•competition from more technologically advanced vessels; and

•the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
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

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more discretion and are less predictable. We recognized asset impairment charges of $92.4 million, $149.2 million and $183.9 million in 2021, 2020, and 2019, respectively, in relation to continuing operations. The 2021 charge included impairments of $66.9 million, $18.4 million, and $6.4 million for four Suezmax tankers, three LR2 tankers and four Aframax tankers, respectively, of Teekay Tankers' vessels. The 2020 charge included impairments of $70.7 million for two of our FPSO units, the Petrojarl Banff and Sevan Hummingbird, and impairments of $67.0 million for nine of Teekay Tankers' Aframax tankers, and the 2019 charge included impairments of $178.3 million for three of our FPSO units, the Petrojarl Banff, Sevan Hummingbird and Petrojarl Foinaven.

We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Teekay Tankers anticipates that it may need to accelerate its fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which it anticipates will require significant expenditures.

As approximately 30% of Teekay Tankers' fleet is currently aged 15 years and older, we anticipate Teekay Tankers may need to accelerate its fleet renewal in coming years. Teekay Tankers' ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our consolidated financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of oil tankers, lightering support vessels, transfer of oil and FPSO units is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time. Any significant unpaid claims or off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disasters or natural disasters could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of the COVID-19 global pandemic, outbreaks of other communicable diseases, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms. With the recent sale of our Teekay Gas Business, we now own a smaller fleet, which may impact our buying power and could lead to us having increased insurance coverage costs.

We are green-recycling one FPSO unit and plan to decommission and/or green-recycle our remaining FPSO units, which are scheduled to generate limited additional revenue and for which we may be required to incur significant costs.

In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, indicating an expected cessation of production on March 31, 2022 and a charter termination date of approximately May 16, 2022. In conjunction with Spirit Energy, Teekay is currently planning for the decommissioning of the unit from the Chestnut Field. Our estimates of decommissioning costs may change and differ from actual costs required to decommission and recycle the unit.

In April 2021, BP plc announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In February 2022, BP plc provided formal redelivery notice to us, indicating an expected redelivery date of August 3, 2022, after which Teekay intends to recycle the unit in accordance with EU ship recycling regulations. Upon redelivery of the FPSO unit, we will receive a fixed lump sum payment of $11.6 million from BP, which we expect will cover the majority of the cost of green-recycling the FPSO unit.

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to us of its intention to decommission the Banff field and remove the Petrojarl Banff FPSO unit and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased in June 2020, and Teekay commenced decommissioning activities during the second quarter of 2020 and into 2021. In May 2021, as a result of the Decommissioning Services Agreement (or DSA) with CNRI, Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field. In May 2021, Teekay sold the Petrojarl Banff FPSO unit to an EU-approved shipyard for recycling and the unit is currently in the latter stages of green-recycling.

As a result of our strategy to wind down our FPSO business, we do not anticipate significant revenue to be generated from our FPSO units in the future and we will need to incur decommissioning and recycling costs, which may be significant.
Teekay Tankers has substantial debt levels and may incur additional debt.

As of December 31, 2021, our consolidated short-term debt, long-term debt and obligations related to finance leases totaled $991.0 million and we had the capacity to borrow an additional $73.8 million under our revolving credit facilities. These credit facilities may be used by us for general corporate purposes. In addition to our consolidated debt, our total proportionate interest in debt of a joint venture we do not control was $28.1 million as of December 31, 2021, of which Teekay Tankers has guaranteed 50%. Our consolidated debt, finance lease obligations and joint venture debt could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms, if at all;
•we will need to use a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities, repurchases of equity securities and dividends to shareholders;
•our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

Our ability to service our debt and obligations related to finance leases depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and obligations related to finance leases, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.

We are exposed to the impact of interest rate changes primarily through certain of our borrowings that require us to make interest payments based on LIBOR or Secured Overnight Finance Rate (or SOFR). Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. In accordance with our risk management policy, we use interest rate swaps on certain of our debt to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2021 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. As of December 31, 2021, LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions has selected SOFR as an alternative, which is a new index calculated by short-term repurchase agreements backed by Treasury securities. SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact that the phase-out of LIBOR may have.

While some of the agreements governing our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities may be materially adversely affected.

In addition, we may need to renegotiate certain LIBOR-based credit facilities or interest rate derivatives agreements, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.

As at December 31, 2021, our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities continued to use LIBOR. In January 2022, we amended one working capital loan facility to daily SOFR. We anticipate that new financings and interest rate swaps will require utilization of an alternative reference rate. Some of our existing facilities and interest rate swaps will likely be amended to SOFR or an alternative reference rate during 2022 prior to LIBOR ceasing on June 30, 2023.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facilities, working capital loan facility, term loans, lease obligations, indentures and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•issue certain preferred shares or similar equity securities;
•make loans and investments;
•enter into a new line of business;
•incur or permit certain liens to exist;
•enter into transactions with affiliates;
•create unrestricted subsidiaries;
•transfer, sell, convey or otherwise dispose of assets;
•make certain acquisitions and investments;
•enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•consolidate, merge or sell all or substantially all of our assets.

In addition, certain of our debt agreements and lease obligations require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under our financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.
Our and many of our customers' substantial operations outside the United States expose us and them to political, governmental, and economic instability, which could harm our operations.

Because our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends. For example, the United States imposed sanctions on Russia starting in 2014 based on Russia’s involvement in divesting control by Ukraine of the Crimea region. Beginning in February 2022, the United States and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products; during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, or trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East or Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries.

In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or the RSAs in which we operate for claims relating to another of our ships. Also, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

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

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Australian Dollars and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the British Pound, the Euro, the Singapore Dollar, Australian Dollar, and Canadian Dollar.

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

Our operating results are subject to seasonal fluctuations.

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
We may be unable to make or realize expected benefits from acquisitions and growth through acquisitions may harm our financial condition and performance.

A principal component of our long-term strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. In order to achieve growth, we may acquire new companies or businesses which transactions may involve business risks commonly encountered in acquisitions of companies, including:

•interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;
•additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;
•difficulties identifying suitable acquisition candidates;
•difficulties integrating the operations, personnel and business culture of acquired companies;
•difficulties coordinating and managing geographically separate organizations;
•adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;

•difficulties entering geographic markets or new market segments in which we have no or limited experience; and
•loss of key officers and employees of acquired companies.

Acquisitions may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including the risks that we may: fail to realize anticipated benefits, such as cost-savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Teekay Tankers may expend substantial sums during the construction of potential future newbuildings or upgrades to their existing vessels, without earning revenue and without assurance that they will be completed.

We may be required to expend substantial sums as progress payments during the construction of any potential future newbuildings or any vessel upgrades, but we may not derive any revenue from the vessel until after its delivery or completion of such upgrades. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

Our newbuilding financing commitments typically have been pre-arranged. However, if we are unable to obtain financing required to complete payments on any potential future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

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

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.
Legal and Regulatory Risks
We are bound to adhere to sanctions from many jurisdictions, including the United States, United Kingdom, European Union and Canada, due to our domicile and location of offices.

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran, Yemen, Venezuela and Russia. The European Union (which at the time included the United Kingdom, which now operates independently) lifted its previously enacted sanctions on Iran in January 2016. At that time, the United States lifted its secondary sanctions on Iran, which applied to foreign persons but the Trump administration reintroduced these and retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries.

Beginning in February 2022, the United States and numerous other nations, notably including the European Union and United Kingdom, imposed substantial additional sanctions on Russia regarding its invasion of Ukraine, and these have been increasing. These Russian sanctions, together with the global reaction to the Russian invasion of Ukraine, may reduce our revenues.
Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.

In the past, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, have made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union and United Kingdom, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or United Kingdom sanctions at the time, and we intend to maintain our compliance with all U.S., European Union and United Kingdom sanctions.

We believe these historical port calls will not adversely impact our business, because they were legal at the time and we are able to demonstrate our compliance. However, some charterers may choose not to utilize a vessel that had previously called at a port in a now sanctioned country. Some investors might decide not to invest in us simply because we have previously called on, or through our participation in RSAs have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The International Maritime Organization (the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

The environmental and other laws and regulations applicable to us may affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, if there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and the related requirements imposed on us, please read "Item 4 – Information on the Company: B. Business Overview – Regulations".

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions could increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

Our business includes transporting oil and oil products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies and disclosures. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry stakeholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-

ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels are required to comply with updated applicable standards before September 8, 2024. Compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We are currently implementing ballast water management system upgrades on our vessels in accordance with the required timelines imposed by the IMO and also in line with our asset management requirements. The cost of compliance with these regulations, primarily from installing such systems, may be substantial and may adversely affect our results of operation and financial condition.

In addition to the requirements under the IMO, the United States Coast Guard (the USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.

As a Marshall Islands corporation with our headquarters in Bermuda and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and the Marshall Islands continue to remain on such list. On February 24, 2022, Bermuda was placed on the "grey list" but is expected to be moved back to the “white list” in October of 2022, subject to review by the EU Council. While being on the “grey list”, it is expected that Bermuda will not suffer any direct penalties or sanctions from the EU states.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Jurisdictions in which we operate could be put on the blacklist in the future.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and a number of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we are obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in non-compliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations. Most recently, Russia’s invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally or may be initiated against the United States or European Union or other countries, which could adversely affect our operations. It is difficult to assess the likelihood of such a threat and any potential impact at this time.

Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights, which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Securities
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.
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

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2022 tax year, the increase in our cash assets from our sale of all our interests in Seapeak to Stonepeak in January 2022 has increased our risk that U.S. tax authorities could treat us as a PFIC, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and cash equivalents (or cash assets) are considered to be assets that produce passive income. We have experienced a significant change in the composition of our assets as a result of our receipt of substantial cash assets in connection with the sale of all of our interests in Seapeak to Stonepeak in January 2022. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2022 taxable year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to future results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC for the 2022 taxable year and for future taxable years. If any such case were to occur, our PFIC status for the 2022 taxable year and future taxable years may also depend on how, and how quickly, if at all, we use our existing cash assets. Accordingly, there can be no assurance that we will not be a PFIC for the 2022 taxable year or any future taxable year under the PFIC asset test.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2022 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations") held our common stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification".

In addition, if we or the IRS were to determine that we are or have been a PFIC, the price of our shares of common stock may decline and our ability to raise capital on acceptable terms may be materially and adversely affected.

We are subject to taxes, which reduces our cash available for distribution to shareholders.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Corporation were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Corporation.

Typically, most of our and our subsidiaries' time-charter and spot-voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels, while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable tax statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers where any applicable taxes that are not paid before the contractual claim period has expired.
Item 4.Information on the Company
A.Overview, History and Development
Overview
Teekay Corporation is a leading provider of international crude oil and other marine transportation services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude tankers.

The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 55 conventional tankers and other marine assets. With offices in eight countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Our business strategy focuses on:

•Generating attractive risk-adjusted returns, utilizing our strong operating franchise and capabilities, global footprint and operational excellence;
•Offering a wide breadth of marine solutions to meet our customers’ needs;
•Providing superior customer service by maintaining high reliability, safety, environmental and quality standards; and
•Leveraging Teekay Parent’s deep expertise and experience in our industry to pursue suitable investment opportunities in both the broader shipping sector and, potentially, in new and adjacent markets, which we expect to be dynamic as the world pushes towards greater energy diversification.

Our organizational structure can be divided into (a) our controlling interest in Teekay Tankers and (b) Teekay and its remaining subsidiaries (or Teekay Parent).

We currently have an economic ownership interest of 31.3% in Teekay Tankers and hold 55.6% of the voting power of Teekay Tankers, through our ownership of shares of Class A and Class B common stock. Teekay Tankers includes all of our conventional crude oil and product tankers. Teekay Tankers' conventional tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. Certain of its tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Teekay Tankers also owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Please read “– B. Operations – Our Fleet” and “– C. Organizational Structure”.

Following the sale of the Teekay Gas Business in January 2022, Teekay Parent repaid nearly all of its debt and is now net debt free. As a result, in addition to our interests in Teekay Tankers highlighted above, Teekay Parent currently has a net cash position of over $300 million as well as direct business operations in Australia through the provision of operational and maintenance marine services to third parties, and provides marine and corporate services to Teekay Tankers through its various management services companies. Teekay Parent also currently owns two FPSO units, one of which is expected to be green-recycled following its scheduled redelivery in August 2022. The remaining FPSO unit's contract is scheduled to terminate in May 2022, after which the unit may be green-recycled absent entering into an acceptable replacement charter contract or outright sale. Please read “– B. Operations – Teekay Parent”.

Teekay Parent has developed extensive industry experience and industry-leading capabilities over its nearly 50-year history, and has significant financial strength and liquidity following the sale of the Teekay Gas Business in January 2022. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment opportunities in both the broader shipping sectors and potentially new and adjacent markets. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.
In addition to Teekay Tankers, we also formed and developed industry-leading public companies Teekay LNG Partners L.P. (now Seapeak) and Teekay Offshore Partners L.P. (now Altera) related to our expansion into the liquefied gas shipping sector and offshore production, storage and transportation sector, respectively. We sold our entire interests in Seapeak and related assets to affiliates of Stonepeak pursuant to the sale of the Teekay Gas Business in January 2022; we sold a significant portion of our interests in Teekay Offshore Partners L.P. to affiliates of Brookfield Business Partners L.P. in a strategic transaction in 2017, and our remaining interests to Brookfield in May 2019 (or the 2019 Brookfield Transaction). Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information about the sale of the Teekay Gas Business.

The Teekay organization was founded in 1973. We are a Marshall Islands corporation and maintain our principal executive office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

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
B.Operations
Subsequent to the sale of the Teekay Gas Business, we currently have three primary lines of business: conventional tankers, operational and maintenance marine services, and offshore production (FPSO units). We manage these businesses for the benefit of all stakeholders. We allocate capital and assess performance from the separate perspectives Teekay Tankers and Teekay Parent, as well as from the perspective of the lines of business (the Line of Business approach). The primary focus of our organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on Teekay Tankers and Teekay Parent (the Legal Entity approach). However, we continue to incorporate the Line of Business approach as in certain cases there is more than one line of business in each of Teekay Tankers and Teekay Parent, and we believe this information allows a better understanding of our performance and prospects for future net cash flows.
Teekay Tankers
Teekay Tankers owns all of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year.

Most of Teekay Tankers’ conventional tankers operate pursuant to revenue sharing agreements (or RSAs). The RSAs, which are managed by Teekay Tankers, are designed to spread the costs and risks associated with operation of vessels and to share the net revenues (revenues less voyage expenses and other applicable expenses) earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The performance capabilities of each vessel are adjusted on standard intervals based on current data. In addition, Teekay Tankers' share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels of third-party vessel owners, based on their responsibilities in employing the vessels subject to the RSAs on voyage charters or time-charters. As of December 31, 2021, a total of 45 of Teekay Tankers' owned and leased vessels and three of Teekay Tankers' time-chartered in vessels operated in the spot market through employment on spot voyage charters. As of December 31, 2021, a total of 26 of Teekay Tankers' Suezmax tankers, seven of the Aframax tankers and nine of the LR2 product tankers in its fleet, as well as 13 vessels owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

Teekay Tankers believes that it has competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of its vessels and its market share in the Indo-Pacific and Atlantic Basins. As of December 31, 2021, its Aframax/LR2 tanker fleet had an average age of approximately 12.8 years and its Suezmax tanker fleet had an average age of approximately 12.0 years. This compares to an average age for the world oil tanker fleet of approximately 11.6 years, for the world Aframax/LR2 tanker fleet of approximately 11.3 years and for the world Suezmax tanker fleet of approximately 10.7 years.

Teekay Tankers acquired a ship-to-ship transfer business (now known as Teekay Marine Solutions or TMS) in July 2015 from a company jointly owned by Teekay and I.M. Skaugen SE. TMS provided a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provided consultancy, terminal management and project development services. In April 2020, Teekay Tankers sold off its non-U.S. portion of the TMS business, as well as its liquefied natural gas (or LNG) terminal management business.
Teekay Parent
Teekay Parent currently owns two FPSO units and directly conducts business in Australia through the provision of operational and maintenance marine services to third parties, and provides marine and corporate services to Teekay Tankers through its various management services companies. Our business strategy contemplates leveraging Teekay Parent’s deep expertise and experience in our industry to pursue suitable investment opportunities in both the shipping sector and, potentially, in new and adjacent markets, which we expect to be dynamic as the world pushes towards greater energy diversification.
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
Our Sevan Hummingbird FPSO unit is on a charter contract with Spirit Energy Ltd. (or Spirit Energy) in the North Sea. The contract is based on a fixed charter rate and is subject to early termination options. In February 2022, Spirit Energy provided to us a formal notice of termination of the FPSO charter contract, indicating an expected cessation of production on March 31, 2022 and a charter termination date of approximately May 16, 2022. In conjunction with Spirit Energy, Teekay is currently planning for the decommissioning of the unit from the Chestnut Field.
In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit. Under the terms of the new contract, Teekay Parent received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period. In February 2022, BP plc provided to us formal redelivery notice, indicating an expected redelivery date of August 3, 2022, after which Teekay intends to recycle the unit in accordance with EU ship recycling regulations. Upon redelivery of the FPSO unit, we will receive a fixed lump sum payment of $11.6 million from BP which we expect will cover the majority of the cost of green-recycling the FPSO unit.

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to decommission the Banff field and remove the Petrojarl Banff FPSO unit and the related Apollo Spirit floating storage and offtake (or FSO) unit from the field in June 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased in June 2020, and Teekay commenced decommissioning activities during the second quarter of 2020 and into 2021. In May 2021, Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field. In May 2021, Teekay sold the Petrojarl Banff FPSO unit to an EU-approved shipyard for recycling and the unit is currently in the latter stages of green-recycling.
Our Consolidated Fleet under Management
As at March 1, 2022, Teekay Parent and Teekay Tankers operated under management a fleet of approximately 55 vessels (excluding vessels managed for third parties), including chartered-in vessels but excluding an Aframax tanker newbuilding that is scheduled to be delivered in the fourth quarter of 2022 under a seven-year time charter-in contract. The following table summarizes our fleet under management as at March 1, 2022:

	Owned and Leased Vessels		Chartered-in Vessels	Total
Teekay Tankers
Conventional Tankers
Aframax Tankers	13		2	15
Suezmax Tankers	25		—	25
VLCC Tanker	1	(1)	—	1
Product Tankers	9		1	10
STS Support Vessels	—		2	2
	48		5	53
Teekay Parent
FPSO Units	2		—	2
	2		—	2
Total	50		5	55
(1)VLCC is 50%-owned by Teekay Tankers.

Our vessels are of Bahamian, Hong Kong, and Marshall Islands registry.

Many of our Aframax and Suezmax vessels have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt” for information with respect to major encumbrances against our vessels.
Safety, Management of Ship Operations and Administration
Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018) and Fleet Training Officer (FTO) Program (2021).

In addition, the Operational Leadership - The Journey booklet was revised and relaunched in 2020. The booklet sets out our operational expectations and responsibilities and contains our safety, environmental, and leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

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

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key related matters, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020, set an ESG strategy foundation which is intended to direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad area: allocating capital to support the global energy transition, operating our existing fleets as safely and efficiently as possible, and further strengthening our ESG profile. Annual targets are set for the organization and are closely monitored. Our sustainability report is available on our website, www.teekay.com. The information contained in our sustainability report and on our website is not part of this annual report.

We provide expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. Our subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to administrative services agreements.

Critical ship management functions undertaken by us are:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•procurement of stores, bunkers and spare parts;
•management of emergencies and incidents;
•supervision of shipyard and projects during new-building, conversions, lay up and recycling;
•terminal support;
•insurance; and
•financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

Our day-to-day focus on cost efficiencies is applied to all aspects of our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing cooperation agreement called the TBW Alliance, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as marine lubricants, coatings and chemicals and gases.
Risk of Loss and Insurance
The operation of any ocean-going vessel or facility carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism).

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased since 2021.

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

Operations Outside of the United States
Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, and offshore oil fields. The escalation of existing or the outbreak of future, hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin, Russia or elsewhere as a result of terrorist attacks or other actions may limit trading activities with those countries, which could also adversely affect our operations and performance.
Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2021 or 2020 (2019 – one customer for 13% or $160 million). The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV.

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our Fleet Training Officer program. We typically carry out a minimum of two such inspections annually, which helps ensure that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment are being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessels’ appearance supports our brand and meets customer expectations.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker market and will accelerate the scrapping or phasing out of older vessels throughout the market.

Overall, we believe that our well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.
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
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, navigation, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code and ISPS Code may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in the United States and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain, a safety management certificate for each newbuilding on delivery.
Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions. Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.
Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. The ECA limit of 0.10% will still apply, as will any applicable local regulations. Effective March 1, 2020, the carriage of non-compliant fuel is prohibited. To comply with the 2020 global sulfur limit for fuel, ships must utilize different fuels containing low or very low sulfur (e.g., low sulfur fuel oil (or LSFO), very low sulfur fuel oil (or VLSFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels such as LNG), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g., scrubbers) became effective January 1, 2019.

We have implemented procedures to comply with the Annex VI sulfur limit in our conventional tanker fleet and switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date. We have not installed any scrubbers on our conventional tanker fleet. At present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose requirements for ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Flag State Administration. This has been verified as compliant on all ships for calendar year 2019 and 2020. A confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board. Data collection for 2021 has been completed, and the verification of the data is ongoing by DNV who are the authorized verifiers. The process is expected to be completed by end of April 2022.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO, and this impacts the costs of operations. We are primarily exposed to increased fuel costs through in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.
The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.
IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters, and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF VIQ Version 7 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS.
Besides the IMO convention, ships sailing in U.S. waters are required to deploy a type approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS will cost approximately $1.5 million per vessel between the years 2022 and 2023.
MARPOL Annex I also state that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.
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
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All of our vessels trading in this area are fully compliant with the Polar Code.

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
As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2021, all of our vessels are in compliance with these requirements.
Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. As of July 2021, verification audits of our Document of Compliance have been completed.
The Maritime Labour Convention (MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions. All of our maritime labour contracts comply with the MLC.

The IMO continues to review and introduce new regulations and as such, it is difficult to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

European Union (or EU)

The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

Two regulations that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.
The EU has, by way of Directive 2005/35/EC, as amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offenses, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.
The EU adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations.
All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018 onwards. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g., cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). We entered into an agreement with DNV for monitoring, verification and reporting as required by this regulation. The reporting period for the 2021 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Ship Recycling Regulation was adopted in 2013. This regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020, and non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. Teekay Tankers contracted with a class-approved HazMat expert company to assist in the preparation of Inventory of Hazardous Materials and obtaining Statements of Compliance for its vessels. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

North Sea

Our FPSO units operate in the North Sea.

There is no international regime in force which deals with compensation for oil pollution from offshore craft such as FPSOs. Whether the CLC and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended by the 1992 Protocol (or the Fund Convention), which deal with liability and compensation for oil pollution and the Convention on Limitation of Liability for Maritime Claims 1976, as amended by the 1996 Protocol (or the 1976 Limitation of Liability Convention), which deals with limitation of liability for maritime claims, apply to FPSOs is neither straightforward nor certain. This is due to the definition of “ship” under these conventions and the requirement that oil is “carried” onboard the relevant vessel. Nevertheless, the wording of the 1992 Protocol to the CLC leaves room for arguing that FPSOs and oil pollution caused by them can come under the ambit of these conventions for the purposes of liability and compensation. However, the application of these conventions also depends on their implementation by the relevant domestic laws of the countries which are parties to them.

The UK’s Merchant Shipping Act 1995, as amended (or MSA), implements the CLC but uses a wider definition of a “ship” than the one used in the CLC and in its 1992 Protocol but still refers to the criteria used by the CLC. It is therefore doubtful that FPSOs fall within its wording. However, the MSA also includes separate provisions for liability for oil pollution. These apply to vessels which fall within a much wider definition and include non-seagoing vessels. It is arguable that the wording of these MSA provisions is wide enough to cover oil pollution caused by offshore crafts such as FPSOs. The liability regime under these MSA provisions is similar to that imposed under the CLC but limitation of liability is subject to the 1976 Limitation of Liability Convention regime (as implemented in the MSA).

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

With regard to FPSOs, Chapter 7 of Annex I of MARPOL (which contains regulations for the prevention of oil pollution) sets out special requirements for fixed and floating platforms, including, amongst others, FPSOs and floating storage units (or FSU). The IMO’s MEPC has issued guidelines for the application of MARPOL Annex I requirements to FPSOs and FSUs.

The EU’s Directive 2004/35/CE on environmental liability with regard to the prevention and remedying of environmental damage (or the Environmental Liability Directive) deals with liability for environmental damage on the basis of the “polluter pays” principle. Environmental damage includes damage to protected species and natural habitats and damage to water and land. Under this Directive, operators whose activities caused environmental damage or the imminent threat of such damage are to be held liable for the damage (subject to certain exceptions). With regard to environmental damage caused by specific activities listed in the Directive, operators are strictly liable. This is without prejudice to their right to limit their liability in accordance with national legislation implementing the 1976 Limitation of Liability Convention. The Directive applies both to damage which has already occurred and where there is an imminent threat of damage. It also requires the relevant operator to take preventive action, to report an imminent threat and any environmental damage to the regulators and to perform remedial measures, such as clean-up. The Environmental Liability Directive is implemented in the UK by the Environmental Damage (Prevention and Remediation) Regulations 2015.

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

Under the Offshore Safety Directive, Member States are to ensure that the relevant licensee is financially liable for the prevention and remediation of environmental damage (as defined in the Environmental Liability Directive) caused by offshore oil and gas operations carried out by or on behalf of the licensee or the operator. Member States must lay down rules on penalties applicable to infringements of the legislation adopted pursuant to this Directive. Member States were required to bring into force laws, regulations and administrative provisions necessary to comply with this Directive by July 19, 2015. The Offshore Safety Directive has been implemented in the UK by a number of different UK Regulations, including the Environmental Damage (Prevention and Remediation) (England) Regulations 2015, as amended, (which revoked and replaced the Environmental Damage (Prevention and Remediation) Regulations 2015) and the Offshore Installations (Offshore Safety Directive) (Safety Case etc.) Regulations 2015, as amended, both of which entered into force on July 19, 2015.

In addition to the regulations imposed by the IMO and EU, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on FPSOs and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could further increase the cost of doing business in the North Sea.

United States

The United States has enacted an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for clean-up costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on other vessels might fall within its scope.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally, and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include: natural resources damages and the related assessment costs; real and personal property damages; net loss of taxes, royalties, rents, fees and other lost revenues; lost profits or impairment of earning capacity due to property or natural resources damage; net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All our tankers are double-hulled.
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
All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans on board vessels which are likely to call ports in State of California.

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
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, as well as an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the Vessel General Permit gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018, until the EPA publishes new NSPs and the USCG develops implementing regulations for those NSPs which could take up to four years.
Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). All vessels calling in California waters were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and should have a CA-Biofouling management plan after a vessel’s first regularly scheduled dry dock after January 1, 2018, or upon delivery on or after January 1, 2018.

China

China previously established ECAs in the Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.
From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control area) in berths with shore supply capacity in the coastal control areas.
From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All the vessels entering China inland waterway emission control area are to use the fuel oil with sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.
From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:
•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.

New Zealand

New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand will need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) will be allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.

Republic of Korea

The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements have been expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.
A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on a voluntary compliance basis to certain types of ships (Crude, Chemical and LNG carriers) calling at ports Busan, Ulsan, Yeosu, Gwangyang and Incheon.
India

On October 2, 2019, the Government of India urged its citizens and government agencies to take steps towards phasing out single-use plastics (or SUP). As a result, all shipping participants operating in Indian waters are required to contribute to the Indian government’s goal of phasing out SUPs.
The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.
Vessels will be allowed to use an additional 10% of SUP items in the SEP that have not been prohibited. Amendments to the finalized SEP are discouraged save for material corrections.
Foreign vessels visiting Indian ports are not allowed to use prohibited items while at a place or port in India. However, these items are allowed to be on board provided they are stored at identified locations. SEPs are also required to detail the prevention steps that will be implemented during a vessel’s call at an Indian port to prevent unsanctioned usage of SUPs. This includes the preparation and use of a deck and official log entry identifying all SUP items on board the vessel.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.
All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include descriptions of the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Flag State Administration, in order to ensure data quality is maintained.
All of our vessels were verified as being compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023. Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (or CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2022. For Teekay vessels, we have calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels. Further, we are looking at different ways to optimize the emissions either through the use of low friction paints during docking or installing energy saving devices on board our vessels, such as Mewis ducts.

The EU has also proposed an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2022 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund for the maritime sector, which is based on the IMO GHG strategy. The IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping's decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa, the Maritime Domain Awareness for Trade - Gulf of Guinea, the Information Fusion Center whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa or Southeast Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.
C.Organizational Structure
Our organizational structure includes, among others, our interest in Teekay Tankers, which is our publicly-traded subsidiary.

The following chart provides an overview of our organizational structure as at March 1, 2022. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2022.

(1)Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 55.6% as of March 1, 2022.
(2)Teekay Corporation owns 31.3% of Class A and Class B common stock through Teekay Holdings Limited (Bermuda)'s ownership of 28.6% and Teekay Corporation's direct ownership of 2.7%.
In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2021, Teekay Tankers’ fleet included 15 double-hull Aframax tankers (including two chartered-in vessels), 26 double-hull Suezmax tankers, 10 product tankers (including one chartered-in vessel), and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, we provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries, who receive various services from us and our affiliates.
We are party to an omnibus agreement with Seapeak, Altera and related parties governing, among other things, when we, Seapeak and Altera may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

We are also a party to an agreement with an affiliate of Stonepeak that provides, among other things and subject to certain exceptions, that (i) for two years after the merger of Seapeak with affiliates of Stonepeak, we and our affiliates will not engage in, acquire or invest in any business that owns, operates or charters any liquefied gas carriers and related time charters, and (ii) for three years after the merger of Seapeak with affiliates of Stonepeak, we and our affiliates will not engage in, acquire or invest in any business that owns, operates or charters LNG carriers and related time charters.

Teekay Parent owns two FPSO units, in addition to its interests in its subsidiaries. For additional information about Teekay Tankers please read "Item 4B – Information on the Company – Operations". Please also read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”.
D.Property, Plant and Equipment
Other than our vessels, we do not have any material property. Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt" for information about major encumbrances against our vessels.
E.Taxation of the Company
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
Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below. Furthermore, certain of our subsidiaries engaged in activities which could give rise to U.S. Source International Transportation Gross Income rely on our ability to claim the Section 883 Exemption.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Gross Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Gross Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Gross Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2021 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2021, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $5.6 million. In addition, with respect to our taxable year ending in 2021, we estimate that our former subsidiary Teekay LNG Partners L.P. (now known as Seapeak LLC) was unable to claim the Section 883 Exemption and was subject to approximately $2.4 million in U.S. federal income tax on the U.S. source portion of its U.S. Source International Transportation Gross Income for 2021. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our and our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 21 – Income Tax Recovery (Expense)".
Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement). On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrent with closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party will provide certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a period of months following closing to allow for the orderly separation of these functions into two standalone operations.

Following completion of these transactions, Teekay Parent repaid nearly all of its debt and is now net debt free with our remaining balance sheet consisting of our controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), our direct ownership in two floating production storage and offloading (or FPSO) units, our marine services business in Australia, and a net cash position of over $300 million. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

Effective on February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands, and changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in Teekay Tankers and (b) Teekay Parent. Since we control the voting interests of Teekay Tankers through our ownership of Class A and Class B common shares of Teekay Tankers, we consolidate the results of this subsidiary, and prior to the closing of the sale of the Teekay Gas Business, we controlled the voting interests of Teekay LNG Partners through our 100% ownership of the sole general partner interest of Teekay LNG Partners.

As of December 31, 2021, we had economic interests in Teekay LNG Partners and Teekay Tankers of 42.4% and 29.8%, respectively. As of the date of this report, we no longer have an economic interest in Seapeak and we have an economic interest in Teekay Tankers of 31.3%.

In 2007, we formed Teekay Tankers to expand our oil tanker business. Teekay Tankers holds all of our oil tanker assets and engages in a mix of short to medium term fixed-rate charter contracts and spot tanker market trading. Teekay Tankers also owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. In addition to Teekay Parent’s investment in Teekay Tankers, Teekay Parent continues to own two FPSO units, conducts business in Australia through the provision of operational and maintenance marine services, and provides marine and corporate services to Teekay Tankers.

Teekay has developed extensive industry experience and industry-leading capabilities over its nearly 50-year history, and has significant financial strength and liquidity following the sale of the Teekay Gas Business in January 2022. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment opportunities in both the broader shipping sectors and potentially new and adjacent markets. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters accounted for under operating and sales-type leases, and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of business between time charters and voyage charters and to a lesser extent whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and FPSO contracts and by us under voyage charters.

Net Revenues. Net revenues represents (loss) income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and gain (loss) on sale of assets and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

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

(Loss) Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our loss or income from vessel operations for each segment, which represents the loss or income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, realized and unrealized gains (losses) on non-designated derivative instruments, income taxes, foreign currency and other income and losses.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets. and annual class survey costs for our FPSO units. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and
•charges related to the amortization of intangible assets, including the fair value of time charters and customer relationships where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

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

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time-charter hire expenses and depreciation and amortization expense.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. Following the sale of the Teekay Gas Business, which operated primarily under long-term, fixed-rate time-charter contracts, our revenues will be more volatile.

•Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•We have retroactively adjusted the presentation of our results of the Teekay Gas Business. On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of the Teekay Gas Business - see "Overview" section above. These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of (loss) income in these consolidated financial statements have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of Operating Results – Teekay Tankers, Operating Results – Teekay Parent and Other Consolidated Operating Results exclude the results of the Teekay Gas Business.

•The COVID-19 pandemic is dynamic and could have material adverse effects on our business, results of operations or financial conditions.

The COVID-19 global pandemic has had a significant impact on global demand for crude oil and global supply chains. As our business includes the transportation of oil and oil products on behalf of our customers, any significant decrease in demand for or production of the cargo we transport could adversely affect demand for our vessels and services.

To date, we have not experienced any material business interruptions as a result of the COVID-19 global pandemic. However, COVID-19 has been a contributing factor to the decline in spot and short-term time charter rates in our oil tanker business since mid-May 2020 and has also increased certain crewing-related costs, which has had an impact on our cash flows. During the year ended December 31, 2021, COVID-19 was a contributing factor to the write-down of certain tankers of Teekay Tankers (2020 - certain tankers of Teekay Tankers and one FPSO unit of Teekay Parent), as described in "Item 18 – Financial Statements: Note 18 - (Write-down) and Gain (Loss) on Sale of Assets". COVID-19 was also a contributing factor to the reduction in certain tax accruals during the year ended December 31, 2020, as described in "Item 18 – Financial Statements: Note 21 - Income Tax Recovery (Expense)". We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and monitoring the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; supply chain disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus, and the levels of effectiveness and delivery of vaccines and other actions to contain or treat its impact of the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3 – Key Information - Risk Factors” in this Annual Report on Form 20-F for the year ended December 31, 2021 for additional information about the potential risks of COVID-19 on our business.

•Vessel operating and other costs are facing industry-wide cost pressures. We continue to maintain our operating expense increases at near inflationary levels; however, regulatory compliance has increased cost pressures on operators in recent years which may lead to increased operational expenses in the future. In 2021, COVID-19 contributed to some logistical challenges, causing us to defer the scheduled maintenance for certain of our vessels from 2021 to 2022. Additionally, due to increased length of stay for seafarers on board the vessels, we have had an increase in crewing costs.

•The amount and timing of dry dockings and major modifications of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2021 and 2020, on a consolidated basis, excluding amounts related to the Teekay Gas Business and excluding the vessel in our equity-accounted joint venture, we incurred 611 and 520 off-hire days relating to dry docking and ballast water treatment systems (or BWTS) installations, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below in "– Results of Operations”. During 2022, 10 of our owned and leased vessels are scheduled for dry docking (excluding the vessel in our equity-accounted joint venture and three owned and leased vessels that are scheduled for BWTS installation without drydocking), compared to 10 vessels which dry docked during 2021 (excluding four vessels that were off hire while installing BWTS).

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and GBP are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not currently impact our cash flows.

•The charterer of the Sevan Hummingbird FPSO unit exercised its option for early termination of the FPSO contract with a scheduled termination date in May 2022. We need to seek to redeploy, sell or recycle the unit. Teekay is currently planning for the decommissioning of the Sevan Hummingbird FPSO unit from the Chestnut Field. Our estimates of decommissioning costs may change and differ from actual costs required to decommission and recycle the unit.

•We do not control access to cash flow generated by our investment in our equity-accounted joint venture. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investment in, our equity-accounted joint venture. Consequently, the cash flow generated by our investment in equity-accounted joint venture may not be available for use by us in the period that such cash flows are generated.

•Russia’s invasion of Ukraine could have material adverse effects on our business, results of operations, or financial condition. Russia’s invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions, may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

SUMMARY FINANCIAL DATA

Set forth below is summary consolidated financial and other data of Teekay Corporation and its subsidiaries for fiscal years 2019 through 2021, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes and the Reports of the Independent Registered Public Accounting Firm therein with respect to the three years ended December 31, 2021, 2020 and 2019 (which are included herein).

(in thousands of U.S. Dollars, except per share data)	Years Ended December 31,
	2021	2020	2019
GAAP Financial Comparison:
Income Statement Data:
Revenues	$682,508	$1,146,255	$1,275,045
(Loss) income from vessel operations, continuing operations	(185,353)	70,197	(109,177)
Loss from continuing operations	(277,463)	(24,304)	(324,707)
Income from discontinued operations	274,095	115,286	175,721
Net (loss) income	(3,368)	90,982	(148,986)
Per common share data:
Basic and diluted loss from continuing operations attributable to shareholders of Teekay Corporation	(1.01)	(1.28)	(3.70)
Basic and diluted income from discontinued operations attributable to shareholders of Teekay Corporation	1.08	0.46	0.62
Basic and diluted income (loss)	0.08	(0.82)	(3.08)

Balance Sheet Data (at end of year):
Cash and cash equivalents (1)	210,167	348,785	353,241
Vessels and equipment (1)(2)	4,182,785	4,483,430	5,033,130
Total assets (1)	6,531,982	6,945,912	8,072,864
Total debt (1)(3)	3,639,593	3,766,072	4,702,844
Total equity (1)	2,432,483	2,471,291	2,571,593

Other Financial Data:
EBITDA (4)(5)	$420,178	$578,406	$438,423
Adjusted EBITDA (4)(5)	721,260	1,086,126	951,913
Total debt to total capitalization (1)(6)	59.9%	60.4%	64.6%
Net debt to total net capitalization (1)(7)	58.1%	57.6%	62.3%
(1)    Includes balances from both discontinued operations and continuing operations on the consolidated balance sheets.
(2)    Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, (c) operating lease right-of-use assets and (d) advances on newbuilding contracts.
(3)     Total debt represents short-term debt, the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.
(4)     Includes balances from both (loss) from continuing operations and income from discontinued operations on the consolidated statements of (loss) income.
(5)     EBITDA and Adjusted EBITDA are non-GAAP financial measures. An explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained with the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(6)     Total capitalization represents total debt and total equity.
(7)     Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents and restricted cash. Total net capitalization represents net debt and total equity.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiary Teekay Tankers and (b) Teekay Parent. Within these groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income (loss) from vessel operations for each of Teekay Tankers and for Teekay Parent, and (b) reconciles these amounts to our consolidated financial statements. Revenue and income from the Teekay Gas Business are not included in the following table and have been presented separately in “Operating Results – Teekay Gas Business”.

	Revenues (1)		(Loss) income from vessel operations (1)
(in thousands of U.S. dollars)	2021	2020	2021	2020
Teekay Tankers	542,367	886,434	(194,095)	141,572
Teekay Parent	140,141	259,821	8,742	(71,375)
Teekay Corporation Consolidated	682,508	1,146,255	(185,353)	70,197
(1) Excluding results pertaining to the Teekay Gas Business. See "Item 18 – Financial Statements: Note 23 – Discontinued Operations" for further details.

Summary

Our consolidated loss from vessels operations, which excludes the Teekay Gas Business, decreased to ($185.4) million for the year ended December 31, 2021, compared to income from vessel operations of $70.2 million in the prior year. The primary reasons for this decrease are as follows:

Consolidated (Loss) Income from Vessel Operations
$ (Millions)
120
80
40
0
-40
-80
-120
-160
-200
-240
-280
-320
Year Ended Dec 31, 2020
Lower average realized rates
Changes in vessel employment
Gain on commencement of sales-type lease
Higher number of off-hire days
Other
Write-down of assets and vessel sales
ARO extinguishment
FPSO operational changes
Year Ended Dec 31, 2021

•a net decrease of $213.3 million as a result of lower overall average realized spot TCE rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers, as well as lower earnings from its full service lightering (or FSL) dedicated vessels;
•a net decrease of $91.0 million due to various Teekay Tankers' vessels on time-charter out contracts earning lower fixed rates during the first half of 2021 compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during 2021 compared to previous fixed rates;
•a decrease of $44.9 million due to a gain recognized on the commencement of the Petrojarl Foinaven FPSO unit's sales-type lease in the first quarter of 2020; and
•a decrease of $7.3 million due to more off-hire days and off-hire bunker expenses related to increased dry dockings, BWTS installations and vessel repairs, as well as higher overall bunker costs in 2021 compared to 2020;
partially offset by:
•a net increase of $60.7 million due to fewer write-downs in 2021, which included the write-downs of two tankers that were held for sale, two tankers that were sold, and the impairment of seven tankers and one right-of-use asset in 2021 compared to the write-downs of nine tankers, five right-of-use assets and two FPSO units in 2020, partially offset by a decrease due to the sale of three Suezmax tankers in the first quarter of 2020 and four Aframax tankers during 2021;
•an increase of $33.0 million due to a gain from the derecognition of the ARO obligation relating to the Petrojarl Banff FPSO unit in the second quarter of 2021; and

•an increase of $14.9 million due to lower decommissioning costs incurred in 2021 compared to 2020 relating to the Petrojarl Banff FPSO unit, as well as depreciation and restructuring charges incurred in 2020, which did not occur in 2021, in relation to the same unit, and the Petrojarl Foinaven FPSO unit's operational losses in the first quarter of 2020 associated with its previous charter agreement.
Details of the changes to our results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020 are provided in the following section.
Year Ended December 31, 2021 versus Year Ended December 31, 2020
Teekay Tankers
As at December 31, 2021, Teekay Tankers owned and leased 48 double-hulled conventional oil and product tankers, time chartered-in two Aframax and one Long Range 2 (or LR2) product tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).
Recent Developments in Teekay Tankers
In March 2022, Teekay Tankers completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. The vessels are leased on bareboat charters ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

During the first quarter of 2022, Teekay Tankers agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022 and the Aframax tankers are expected to be delivered to their new owners in April 2022.

In December 2021, Teekay Tankers entered into a time charter-out contract for one Aframax tanker with a one-year term at a daily rate of $18,000. This charter-out contract commenced in December 2021.

During 2021, Teekay Tankers completed the sale of four Aframax tankers in separate transactions for a combined sales price of $56.7 million. The tankers were delivered to their new owners during 2021.

In June 2021 and July 2021, Teekay Tankers entered into time charter-in contracts for a LR2 product tanker and an Aframax tanker, and entered into a new time charter-in contract for an existing time chartered-in Aframax tanker, for terms of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides Teekay Tankers with the option to extend for an additional 12 months at an average rate of $19,800 per day. The new time charter-in contract for the existing time chartered-in Aframax tanker commenced in August 2021 and the LR2 product tanker and the Aframax tanker were delivered to Teekay Tankers in September 2021 and November 2021, respectively.

In May 2021 and September 2021, Teekay Tankers completed the repurchases of two Suezmax tankers and six Aframax tankers, respectively, previously under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations Related to Finance Leases" of this Annual Report, for a total cost of $185.5 million, using available cash and an undrawn credit facility. Subsequent to the purchases, two Suezmax tankers and two of the Aframax tankers were included in a $72.8 million sale-leaseback financing transaction in September 2021. Each vessel is leased on a bareboat charter for eight years, with purchase options available commencing at the end of the second year. The remaining four Aframax tankers were included in a $68.9 million sale-leaseback financing transaction in November 2021. Each vessel is leased on a bareboat charter for seven years, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity (loss) income and number of calendar-ship-days for its vessels for 2021 and 2020.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2021	2020
Revenues	542,367	886,434
Voyage expenses	(315,121)	(297,225)
Net revenues	227,246	589,209

Vessel operating expenses	(165,375)	(184,233)
Time-charter hire expenses	(13,799)	(36,341)
Depreciation and amortization	(106,084)	(117,213)
General and administrative expenses	(43,715)	(39,006)
(Write-down) and gain (loss) on sale of assets	(92,368)	(69,446)
Restructuring charges	—	(1,398)
(Loss) income from vessel operations	(194,095)	141,572

Equity (loss) income	(14,107)	5,100

Calendar-Ship-Days (1)
Conventional Tankers	18,829	20,673
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels only.
Tanker Market
Spot tanker rates fell to multi-decade lows in 2021 as the COVID-19 global pandemic and ongoing OPEC+ production cuts had a negative impact on tanker demand. As per the International Energy Agency (or IEA), global oil demand grew by 5.5 million barrels per day (or mb/d) to 96.4 mb/d in 2021. Although this was a significant rebound compared to demand of 90.9 mb/d in 2020, it still left global oil demand approximately 3 mb/d below pre-COVID-19 levels. The emergence of new COVID-19 variants dampened both mobility and oil demand at times during the year as countries periodically implemented new restrictions in order to stop the spread. This was most evident during the second and third quarters of 2021, with the emergence of the Delta variant and at the end of the year with the emergence of the Omicron variant.

Global oil production failed to keep pace with demand in 2021, registering growth of just 1.5 mb/d to 95.3 mb/d. This was largely due to restrained supply from the OPEC+ group of producers as part of their strategy to reduce global oil inventories and give support to oil prices. In this respect, OPEC+ was largely successful; by the end of 2021, OECD oil inventories had fallen to their lowest level in seven years and by January 2022 oil prices had rebounded to $91 per barrel, the highest since October 2014. This proved to be very negative for the tanker market, as oil inventory drawdowns took away from tanker demand while higher oil prices led to an increase in bunker fuel costs. Tanker demand did start to improve in the latter half of 2021, with OPEC+ announcing that they would unwind remaining production cuts at a rate of 0.4 mb/d per month from August 2021 onwards. However, this had only a marginal impact on rates during the fourth quarter of 2021.

Looking ahead, global oil demand is expected to increase by 2.1 mb/d year-on-year in 2022 as per the IEA. However, the potential for further outbreaks of COVID-19, the impact of economic sanctions against Russia due to its invasion of Ukraine, and high global energy prices make this outlook highly uncertain. Global oil production is set to increase during 2022 as the OPEC+ group plans to unwind its remaining crude oil supply cuts by September 2022 while non-OPEC+ production is set to increase due to higher supply from the U.S., Canada, and Brazil. However, the potential for large-scale disruptions to Russian oil production as a result of sanctions could offset some of these gains. Sanctions against Russia could also lead to the rerouting of crude oil cargoes, which may be positive for tanker tonne-mile demand if it leads to an increase in average voyage distances, particularly in the Aframax and Suezmax sectors. Finally, the potential lifting of Iranian sanctions could alter tanker demand dynamics in the coming months depending on future developments.

Tanker fleet supply fundamentals continue to look very positive due to a lack of newbuild ordering, a diminishing tanker orderbook, and higher scrapping. As of January 2022, the tanker orderbook stood at 7.3 percent of the existing fleet size, which is the lowest since 1996 and well below the long-term average of around 20 percent. The level of newbuild orders remains very low, with just 3.4 million deadweight tons (or mdwt) placed in the second half of 2021, the lowest level of new orders placed in a six-month period since the first half of 2009. Teekay Tankers expects that the level of new tanker orders will remain low in the near-term due to rising newbuild prices, which are currently at a 12-year high, and ongoing uncertainty over vessel technology. Tanker scrapping has picked up in recent months with 9.5 mdwt removed in the second half of 2021, the highest level since the first half of 2018. For 2021 as a whole, around 15 mdwt of tankers were scrapped versus only 3.5 mdwt in 2020. Teekay Tankers expects the level of tanker scrapping to remain elevated in 2022 due to the combination of an aging world tanker fleet, weak freight rates in recent quarters, and high tanker scrap prices. Teekay Tankers is currently forecasting around 2 percent tanker fleet growth in 2022 followed by less than 1 percent in 2023 and potentially negative fleet growth in 2024 when ship removals are expected to outweigh new deliveries into the fleet.

In summary, Teekay Tankers expects that spot tanker rates will recover from the multi-decade lows seen in 2021 due to a continued recovery in both oil demand and supply during the course of 2022. However, Russia’s recent invasion of Ukraine has introduced a high level of uncertainty to the market outlook, and Teekay Tankers expects rates to be volatile in 2022 as the market adjusts to changing conditions. The outlook for 2023 appears positive, as very low levels of tanker fleet growth and a continued recovery in oil demand are expected to lead to higher tanker fleet utilization, and therefore improved spot tanker rates.

Net Revenues. Net revenues were $227.2 million for the year ended December 31, 2021, compared to $589.2 million for the year ended December 31, 2020. The decrease was primarily due to:

•a net decrease of $198.1 million due to lower overall average realized spot rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers in 2021 compared to 2020;

•a decrease of $91.0 million primarily due to various vessels on time-charter out contracts earning lower fixed rates during the first half of 2021 compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during 2021 compared to previous fixed rates;

•a net decrease of $40.5 million primarily due to the sale of three Suezmax tankers during the first quarter of 2020 and the sale of four Aframax tankers during 2021, as well as the redeliveries of three Aframax and two LR2 in-chartered tankers to their owners during the first quarter of 2020, the fourth quarter of 2020 and the first quarter of 2021, partially offset by the addition of one Aframax in-chartered tanker and one LR2 in-chartered tanker that were delivered to Teekay Tankers during the second half of 2021;

•a decrease of $14.0 million primarily due to lower net results from Teekay Tankers' FSL activities resulting from lower overall average FSL spot rates in 2021 compared to 2020;

•a decrease of $7.3 million primarily due to more off-hire days and off-hire bunker expenses related to increased dry dockings, BWTS installations, and vessel repairs, as well as higher overall bunker costs in 2021 compared to 2020;

•a decrease of $7.0 million due to the sale of the non-US portion of Teekay Tankers' ship-to-ship (or STS) support services business and its LNG terminal management business during the second quarter of 2020;

•a decrease of $2.1 million due to lower revenue earned from Teekay Tankers' responsibilities in employing the vessels subject to the RSAs in 2021 compared to 2020; and

•a decrease of $2.1 million due to one fewer calendar day in 2021 compared to 2020.

Vessel Operating Expenses. Vessel operating expenses were $165.4 million for the year ended December 31, 2021, compared to $184.2 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $8.2 million due to the sale of seven tankers during 2020 and 2021, a decrease of $5.9 million due to the sale of the non-US portion of Teekay Tankers' STS support services business and its LNG terminal management business during the second quarter of 2020, a net reduction of $4.7 million mainly due to the scope of repair and planned maintenance activities in 2021 compared to 2020, as well as lower expenditures for ship management costs in 2021.

Time-charter Hire Expenses. Time-charter hire expenses were $13.8 million for the year ended December 31, 2021, compared to $36.3 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $21.3 million related to the redeliveries of eight chartered-in vessels during 2020 and 2021, including five tankers and three lightering support vessels, partially offset by the delivery of four chartered-in vessels during the second half of 2020 and 2021, including two tankers and two lightering support vessels, a decrease of $0.8 million due to the impairments of certain operating lease right-of-use assets related to chartered-in vessels, as well as a decrease of $0.5 million due to a lower daily charter rate for one chartered-in vessel as part of its new contract, which was entered into during the third quarter of 2021.

Depreciation and Amortization. Depreciation and amortization was $106.1 million for the year ended December 31, 2021, compared to $117.2 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $7.6 million related to the impairments of 14 tankers during the second half of 2020 and first half of 2021, a decrease of $5.6 million related to the sale of four Aframax tankers during 2021 and a decrease of $0.5 million due to the sale of the non-US portion of Teekay Tankers' STS support services business and its LNG terminal management business during the second quarter of 2020, partially offset by an increase of $2.6 million primarily due to depreciation related to capitalized expenditures for vessels which dry docked during 2020 and 2021.

General and Administrative Expenses. General and administrative expenses were $43.7 million for the year ended December 31, 2021, compared to $39.0 million for the year ended December 31, 2020. The increase was primarily due to higher information technology-related costs, as well as higher administrative, strategic management, and other fees incurred under Teekay Tankers' management agreement with Teekay primarily resulting from increased time spent providing these services during the year ended December 31, 2021, and unfavorable foreign currency exchange rate fluctuations.

(Write-down) and Gain (Loss) on Sale of Assets. The (write-down) and gain (loss) on sale of assets of $92.4 million for the year ended December 31, 2021, was due to:

•the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker primarily due to a weaker near-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 global pandemic is a contributing factor, which resulted in a write-down of $85.0 million during the year ended December 31, 2021;

•the write-downs of one Aframax tanker and one Suezmax tanker by $4.6 million to their estimated and agreed sales prices, respectively;

•the sale of two Aframax tankers during the second half of 2021, which resulted in an aggregate net loss of $2.1 million; and

•the impairment recorded on one of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the year ended December 31, 2021.

The (write-down) and gain (loss) on the sale of assets of $69.4 million for the year ended December 31, 2020, was due to:

•the impairments recorded on nine of Teekay Tankers' Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values resulting from the economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $65.4 million;

•the gain on the sale of assets of $3.1 million due to the sale of the non-US portion of Teekay Tankers' STS support services business and its LNG terminal management business during the second quarter of 2020;

•the impairments recorded on Teekay Tankers' operating lease right-of-use assets primarily due to a reduction in short-term time charter rates, which resulted in a write-down of $2.9 million;

•the sale of three Suezmax tankers in the first quarter of 2020, which resulted in an aggregate net loss of $2.6 million; and

•the write-down of two Aframax tankers by $1.6 million to their estimated sales prices.

Restructuring Charges. Restructuring charges of $1.4 million for the year ended December 31, 2020, were related to estimated severance costs resulting from organizational changes to Teekay Tankers' tanker services and operations, partially related to the sale of the non-US portion of Teekay Tankers' ship-to-ship support services business in April 2020.

Equity (Loss) Income. Equity loss was $14.1 million in 2021 compared to equity income of $5.1 million in 2020. The decrease for the year ended December 31, 2021 was primarily due to a write-down of Teekay Tankers' investment in the High-Q joint venture, in which Teekay Tankers has a 50% ownership interest, mainly resulting from a decline in value of the VLCC as a result of the current tanker market to which the COVID-19 global pandemic has been a contributing factor, as well as lower spot rates realized by the VLCC, which has been trading in a third-party managed VLCC pooling arrangement.
Teekay Parent
As at December 31, 2021, Teekay Parent had direct interests in two 100%-owned FPSO units, the Sevan Hummingbird and the Petrojarl Foinaven, which are included in Teekay Parent’s Offshore Production business. Teekay Parent delivered the Petrojarl Banff FPSO unit to a yard for recycling in May 2021. Included in Teekay Parent’s Other and Corporate G&A segment was one FSO unit in-chartered from Altera Infrastructure L.P. (or Altera) until March 1, 2021, when it was redelivered. Teekay Parent also redelivered one FSO unit to Altera in August 2020, one bunker barge to a third party in May 2020, and two shuttle tankers to Altera in March 2020. The remaining portion of the Other and Corporate G&A segment primarily relates to Teekay Parent's marine services business in Australia as well as marine and corporate services provided to Altera. Teekay Parent’s business of providing marine and corporate services to Seapeak's equity-accounted joint ventures is not included in the following table and has been presented as part of the section “Operating Results – Teekay Gas Business”.
Recent Developments in Teekay Parent
As described above in the “Overview” section, Teekay agreed to sell all of its interest in Teekay LNG Partners (now known as Seapeak LLC) in connection with the acquisition of Teekay LNG Partners by an affiliate of Stonepeak, and the sale closed on January 13, 2022.
In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, indicating an expected cessation of production on March 31, 2022 and a charter termination date of approximately May 16, 2022. In conjunction with Spirit Energy, Teekay is currently planning for the decommissioning of the unit from the Chestnut Field.
In April 2021, Teekay Parent and CNRI, on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA) whereby Teekay Parent engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 asset retirement obligation (or ARO), to decommission our remaining subsea infrastructure located within the CNRI-operated Banff field. The DSA was subject to certain conditions precedent that needed to be satisfied by June 1, 2021 (or any agreed extension thereto) failing which the DSA could have been terminated by either party. On May 27, 2021, all conditions precedent of the DSA that needed to be satisfied by June 1, 2021, were met. As such, Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field and we derecognized the ARO and its associated receivable, resulting in a $33.0 million gain. As at December 31, 2021, as a result of the extinguishment, the ARO and associated receivable were $nil. In May 2021, Teekay sold the Petrojarl Banff FPSO unit to an EU-approved shipyard for recycling and the unit is currently in the latter stages of green-recycling.
In April 2021, BP plc announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In February 2022, BP plc provided formal redelivery notice to us, indicating an expected redelivery date of August 3, 2022, after which Teekay intends to green-recycle the unit. During the year ended December 31, 2021, we increased the present value of the estimated ARO liability relating to the FPSO unit by $2.7 million as a result of the earlier than expected redelivery of the FPSO unit and we increased our cost estimate to recycle the Petrojarl Foinaven FPSO unit by $3.9 million.

Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for 2021 and 2020.

	Offshore Production		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2021	2020	2021	2020	2021	2020
Revenues	47,895	108,952	92,246	150,869	140,141	259,821
Voyage expenses	—	(24)	8	10	8	(14)
Vessel operating expenses	(42,879)	(94,945)	(87,345)	(132,375)	(130,224)	(227,320)
Time-charter hire expenses	—	(7,972)	(1,641)	(12,406)	(1,641)	(20,378)
Depreciation and amortization	—	(14,166)	—	—	—	(14,166)
General and administrative expenses (1)	(1,113)	(1,872)	(29,559)	(23,276)	(30,672)	(25,148)
Write-down of assets	—	(70,692)	—	(9,100)	—	(79,792)
Asset retirement obligation extinguishment gain	32,950	—	—	—	32,950	—
Gain on commencement of sales-type lease	—	44,943	—	—	—	44,943
Restructuring charges	(1,307)	(2,278)	(513)	(7,043)	(1,820)	(9,321)
Income (loss) from vessel operations	35,546	(38,054)	(26,804)	(33,321)	8,742	(71,375)

Calendar-Ship-Days (2)
FPSO Units	877	1,098	—	—	877	1,098
FSO Units	—	244	59	366	59	610
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.
(2)Apart from three FPSO units (one of which was delivered for recycling in May 2021), all remaining calendar-ship-days presented relate to in-chartered vessels.
Teekay Parent - Offshore Production
Income from vessel operations for Teekay Parent’s Offshore Production business was $35.5 million for 2021, compared to loss from vessel operations of $38.1 million for 2020. The changes are primarily a result of
•an increase of $103.7 million for 2021, due to a gain of $33.0 million from the derecognition of the ARO obligation relating to the Petrojarl Banff FPSO unit in the second quarter of 2021, compared to write-downs of $70.7 million relating to Teekay Parent's FPSO units in 2020; and
•an increase of $6.3 million related to the Petrojarl Banff FPSO unit, primarily due to lower decommissioning costs incurred in 2021 compared to 2020, and depreciation and restructuring charges incurred in 2020, which did not occur in 2021;
partially offset by

•a decrease of $35.7 million for 2021, related to the Petrojarl Foinaven FPSO unit, primarily from the $44.9 million gain recognized on commencement of its sales-type lease in the first quarter of 2020, partially offset by the unit's operational losses in the first quarter of 2020 associated with its previous charter agreement.
Teekay Parent - Other and Corporate G&A
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $26.8 million for 2021, compared to loss from vessel operations of $33.3 million for 2020. The decrease in loss was primarily due to the $9.1 million write-down of the Suksan Salamander FSO unit in 2020, and lower restructuring charges in 2021, partially offset by increases in corporate expenses in 2021.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2021 and 2020, excluding the other operating results of the Teekay Gas Business which have been presented separately in “Operating Results – Teekay Gas Business”:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2021	2020
Interest expense	(68,412)	(89,075)
Interest income	169	1,439
Realized and unrealized gains (losses) on non-designated derivative instruments	467	(2,523)
Foreign exchange loss	(2,414)	(2,345)
Other loss	(12,776)	(1,538)
Income tax recovery (expense)	4,963	(5,559)

Interest expense. Interest expense decreased to $68.4 million in 2021, compared to $89.1 million in 2020, primarily due to:

•a decrease of $16.5 million relating to Teekay Tankers primarily due to lower principal balances and interest rates associated with its finance lease obligations and loan facilities in 2021 compared to 2020, mainly resulting from the completion of new sale-leaseback transactions for eight vessels, which were repurchased under their previous sale-leaseback agreements during 2021, the sale of two Aframax vessels, previously under sale-leaseback arrangements, during the first quarter of 2021, as well as debt refinancings completed during 2020. In addition, overall lower average LIBOR rates and the write-off of previously capitalized loan costs associated with the debt refinancings in the prior period also contributed to the decrease; and
•a decrease of $4.0 million relating to Teekay Parent primarily due to lower accretion expense incurred on Teekay's Convertible Notes as a result of the adoption of ASU 2020-06 on January 1, 2021 (see "Item 18 - Financial Statements Note 1: Recent Accounting Pronouncements" for further details), and lower debt balances mainly due to the repurchase of some of Teekay's 2022 Notes and Convertible Notes during 2020.
Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized gains (losses) on non-designated derivatives were $0.5 million for 2021, compared to ($2.5) million for 2020, as detailed in the table below:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Realized (losses) gains relating to:
Interest rate swap agreements	(1,275)	(857)
Foreign currency forward contracts	(31)	379
Forward freight agreements	(572)	(1,242)
	(1,878)	(1,720)
Unrealized gains (losses) relating to:
Interest rate swap agreements	2,407	(889)
Foreign currency forward contracts	(58)	—
Forward freight agreements	(4)	86
	2,345	(803)
Total realized and unrealized gains (losses) on derivative instruments	467	(2,523)

The realized losses relate to amounts we actually realized for settlements related to these derivative instruments in normal course and amounts paid to terminate interest rate swap agreement terminations.

During 2021 and 2020, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $72.4 million and $118.1 million, respectively, with average fixed rates of approximately 1.7% and 2.3%, respectively. Short-term variable benchmark interest rates during these periods were generally lower than these fixed rates, and, as such, we incurred realized losses of $1.3 million and $0.9 million during 2021 and 2020, respectively, under the interest rate swap agreements.

Primarily as a result of significant changes in long-term benchmark interest rates during 2021 and 2020, we recognized unrealized gains of $2.4 million in 2021 compared to unrealized losses of $0.9 million in 2020 under the interest rate swap agreements.

Other loss. Other loss increased to $12.8 million in 2021 compared to $1.5 million in 2020. The increase in other loss was primarily due an increase in the ARO liability related to the Petrojarl Foinaven FPSO unit during 2021 as a result of the earlier than expected redelivery of the FPSO unit and costs estimated to recycle the unit (see "Item 18 - Financial Statements: Note 6 - Accrued Liabilities and Other and Other Long-Term Liabilities" of this Annual Report), premiums paid during 2021 in relation to Teekay Tankers' repurchase of the eight vessels, previously under sale-leaseback arrangements, an increase in unrealized credit loss provision relating to the Petrojarl Foinaven FPSO unit lease and Teekay Tankers' amortization of a previously deferred gain during the prior period.

Income Tax Recovery (Expense). Income tax recovery was $5.0 million in 2021 compared to income tax expense of ($5.6) million in 2020. The change was primarily due to lower freight taxes recognized in a certain jurisdiction in 2021, higher recoveries related to the expiry of the statute of limitations in certain jurisdictions during 2021, as well as tax refunds related to group relief and overpayment of prior period taxes; partially offset by a reversal $15.2 million of freight tax liabilities in 2020 as a result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Recovery (Expense)" of this Annual Report.
Operating Results - Teekay Gas Business
The Teekay Gas Business consists of our general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contain our shore-based management operations of Teekay LNG Partners and certain of its joint ventures. On October 4, 2021, Teekay LNG Partners, Teekay GP, the Acquiror and the Merger Sub entered the Merger Agreement, pursuant to which the Merger closed on January 13, 2022. As part of the Merger and related transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for cash in the amount of $17.00 per common unit. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them.
As at December 31, 2021, Teekay LNG Partners (now known as Seapeak LLC) had a fleet of 47 LNG carriers and 28 LPG/multi-gas carriers. Seapeak's ownership interests in these vessels range from 20% to 100%. In addition to Seapeak's fleet, it has a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.
Operating Results – Teekay Gas Business
The following table compares the Teekay Gas Business’ operating results and number of calendar-ship-days for its vessels for 2021 and 2020:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2021	2020
Revenues	680,589	669,417
Voyage expenses	(28,190)	(17,394)
Vessel operating expenses	(200,917)	(188,251)
Time-charter hire expenses	(23,487)	(23,564)
Depreciation and amortization	(130,810)	(129,752)
General and administrative expenses (1)	(24,196)	(15,075)
Write-down of vessels	—	(51,000)
Restructuring charges	(3,223)	—
Income from vessel operations	269,766	244,381
Interest expense	(122,561)	(136,572)
Interest income	5,945	6,903
Realized and unrealized gains (losses) on non-designated derivative instruments	8,524	(33,334)
Equity income	115,399	72,233
Foreign exchange gain (loss)	7,344	(18,373)
Other loss	(3,566)	(16,523)
Income from discontinued operations before income taxes	280,851	118,715
Income tax expense	(6,756)	(3,429)
Income from discontinued operations	274,095	115,286

Calendar-Ship-Days (1)
Liquefied Gas Carriers	10,950	10,990
(1)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Seapeak and the costs associated with functions that are fully-dedicated to providing services to Seapeak and certain of its joint ventures. As such, Seapeak’s share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.
(2)Calendar-ship-days presented relate to consolidated vessels only.

Income from vessel operations for the Teekay Gas Business increased to $269.8 million in 2021 compared to $244.4 million in 2020, primarily as a result of the following:

•an increase of $51.0 million due to the write-down of Seapeak's seven multi-gas carriers in 2020 partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic);
•an increase of $15.7 million due to lower operational claims on certain of Seapeak's LNG carriers in 2021 compared to 2020; and

•a net increase of $1.8 million primarily due to higher charter rates earned in 2021, partially offset by unscheduled off-hire days due to repairs on Seapeak's multi-gas carriers in 2021;

partially offset by:

•a decrease of $13.0 million due to 182 additional off-hire days and fuel costs related to the scheduled drydockings and upgrade of certain of Seapeak's LNG carriers in 2021 compared to 2020;

•a decrease of $12.4 million due to higher general and administrative expenses and restructuring charges primarily incurred in connection with the sale of the Teekay Gas Business, including costs allocated from certain restructured subsidiaries of Teekay prior to the closing of the sale;

•a decrease of $7.0 million primarily due to an increase in repairs and maintenance expenditures incurred in 2021 compared to 2020;

•a decrease of $6.8 million due to 47 additional off-hire days for unscheduled repairs on certain of Seapeak's LNG carriers in 2021 compared to 2020; and

•a decrease of $6.0 million due to the redeliveries of the Creole Spirit and the Oak Spirit LNG carriers and these vessels earning lower charter rates upon redeployment in March 2021 and August 2021, respectively.

Interest Expense. Interest expense decreased to $122.6 million for 2021, from $136.6 million for 2020. Interest expense primarily reflects interest incurred on Seapeak's long-term debt and obligations related to finance leases. The decrease was primarily due to a lower debt balance as a result of debt repayments and a decrease in LIBOR.

Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. Net realized and unrealized gains (losses) on non-designated derivative instruments were $8.5 million and ($33.3) million for 2021 and 2020, respectively.

Seapeak enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of its outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at December 31, 2021 and 2020, Seapeak had interest rate swap agreements, excluding swap agreements held by Seapeak's equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $911 million and $806 million, respectively, and with average fixed rates of 2.7% and 3.1%, respectively. Seapeak recognized realized losses of $34.1 million under the interest rate swap agreements in 2021, compared to realized losses of $16.6 million in 2020. The increase in realized losses for the 2021 is primarily due to the termination of the interest rate swap agreement associated with the debt refinancing in Seapeak's 70%-owned consolidated joint venture TK BLT Corporation (or the Tangguh Joint Venture) during the first quarter of 2021.

Primarily as a result of significant changes in the long-term benchmark interest rates during the year ended December 31, 2021, compared with 2020, Seapeak recognized unrealized gains of $42.7 million under the interest rate swap agreements during 2021, compared to unrealized losses of $16.7 million for the prior year.

Equity Income. Equity income related to Seapeak’s liquefied gas carriers increased to $115.4 million in 2021 compared to $72.2 million in 2020. The changes were primarily a result of:

•an increase of $42.0 million due to unrealized gains on non-designated interest rate swaps due to an increase in long-term forward LIBOR benchmark interest rates, compared to unrealized losses in 2020 due to a decrease in long-term forward LIBOR benchmark interest rates;
•an increase of $17.0 million due to impairment charges recorded on four LPG carriers in the Exmar LPG Joint Venture in 2020;

•an increase of $15.3 million related to lower unrealized credit loss provisions primarily due to the initial unrealized credit loss provision recognized upon commencement of the sales-type lease for the Bahrain regasification terminal and associated floating storage unit in January 2020 in Seapeak's 30%-owned joint venture in Bahrain (or the Bahrain LNG Joint Venture) and lower unrealized credit loss provisions recorded in certain of Seapeak's equity-accounted joint ventures primarily due to declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases during 2020; and

•an increase of $9.9 million due to a decrease in interest expense resulting from lower debt balances and lower LIBOR during 2021;
partially offset by:

•a decrease of $30.0 million due to an impairment charge recorded on Seapeak's investment in an LNG related joint venture with Exmar (or the Excalibur Joint Venture) in 2021 as a result of a change in expectation as to the possible sale of the Excalibur Joint Venture's only vessel;

•a decrease of $6.7 million primarily due to unscheduled off-hire for repairs during 2021 on certain of Seapeak's equity-accounted LNG carriers in its 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture), off-hire for scheduled drydockings and unscheduled repairs during 2021 for certain of Seapeak's equity-accounted LNG carriers in its 33%-owned joint venture with Angola (or the Angola LNG Carriers) and off-hire for scheduled drydockings during 2021 for certain of Seapeak's equity-accounted LPG carriers in its 50/50 LPG-related joint venture with Exmar NV (or the Exmar LPG Joint Venture); and

•a decrease of $6.5 million primarily due to lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021 in Seapeak's MALT Joint Venture.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains (losses) were $7.3 million and ($18.4) million for 2021 and 2020, respectively. These foreign currency exchange gains (losses) were primarily due to the relevant period-end revaluation of Seapeak's NOK-denominated debt and Seapeak's Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on Seapeak's cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Other Loss. Other loss decreased to $3.6 million for 2021, from $16.5 million for 2020. The change in other loss was primarily due to higher unrealized credit loss provisions recognized in 2020 as a result of larger declines of estimated charter-free valuations of certain of Seapeak's LNG vessels in 2020 compared to 2021, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on Seapeak's expectation of the value of such vessels upon completion of their existing charter contracts.

Income Tax Expense. Income tax expense increased to $6.8 million for 2021, from $3.4 million for 2020, primarily due to changes in deferred tax amounts related to the timing of deductions in the Tangguh Joint Venture.
Year Ended December 31, 2020 versus Year Ended December 31, 2019
Teekay Tankers
As at December 31, 2020, Teekay Tankers owned and leased 52 double-hulled conventional oil and product tankers, time chartered-in two Aframax and one LR2 product tankers, and owned a 50% interest in one VLCC.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for 2020 and 2019.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019
Revenues	886,434	941,938
Voyage expenses	(297,225)	(400,315)
Net revenues	589,209	541,623

Vessel operating expenses	(184,233)	(208,601)
Time-charter hire expenses	(36,341)	(43,189)
Depreciation and amortization	(117,213)	(124,002)
General and administrative expenses	(39,006)	(36,404)
(Write-down) and gain (loss) on sale of assets	(69,446)	(5,544)
Restructuring charges	(1,398)	—
Income from vessel operations	141,572	123,883

Equity income	5,100	2,345

Calendar-Ship-Days (1)
Conventional Tankers	20,673	22,350
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels only.
Net Revenues. Net revenues were $589.2 million for the year ended December 31, 2020 compared to $541.6 million for the year ended December 31, 2019. The increase was primarily due to:
•a net increase of $73.2 million due to higher overall average realized spot rates earned by the Suezmax tankers and LR2 product tankers, partially offset by lower overall average realized spot rates earned by the Aframax tankers in 2020 compared to 2019; and

•an increase of $39.7 million primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for 2019;

partially offset by:

•a net decrease of $37.2 million due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and the redeliveries of two Aframax in-chartered tankers to their owners in the first quarter of 2020, partially offset by the addition of one Aframax in-chartered tanker that was delivered to Teekay Tankers in the third quarter of 2019;

•a decrease of $23.1 million due to the sale of the non-US portion of the ship-to-ship support services business and LNG terminal management business during the second quarter of 2020, as well as the completion of an LNG terminal management project and an LNG STS contract in 2019;

•a decrease of $3.8 million primarily due to lower net results from the FSL dedicated tankers resulting from lower overall spot rates; and

•a decrease of $2.3 million due to an accrual for taxes recoverable from one of the customers in the fourth quarter of 2019 and a reduction of this accrual in the first quarter of 2020 (offset by a corresponding decrease in income tax expense).

Vessel Operating Expenses. Vessel operating expenses were $184.2 million for the year ended December 31, 2020 compared to $208.6 million for the year ended December 31, 2019. The decrease was primarily due a reduction of $18.3 million resulting from the sale of the non-US portion of the ship-to-ship support services business and LNG terminal management business during the second quarter of 2020, as well as the completion of an LNG terminal management project and an LNG STS contract in 2019, a reduction of $9.2 million primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and a decrease of $1.9 million due to a lower volume of support service activities, partially offset by a net increase of $5.2 million primarily due to crewing-related costs that have been impacted by disruptions resulting from the COVID-19 global pandemic.

Time-charter Hire Expenses. Time-charter hire expenses were $36.3 million for the year ended December 31, 2020 compared to $43.2 million for the year ended December 31, 2019. The decrease was primarily due to a reduction of $10.9 million due to the redelivery of two chartered-in vessels in early 2020 and a decrease of $1.4 million due to the impairments of four operating lease right-of-use assets related to chartered-in vessels during 2020, partially offset by an increase of $5.5 million due to the deliveries of a chartered-in tanker in the third quarter of 2019 and a chartered-in lightering support vessel in the third quarter of 2020.

Depreciation and Amortization. Depreciation and amortization was $117.2 million for the year ended December 31, 2020 compared to $124.0 million for the year ended December 31, 2019. The decrease was primarily due to a reduction of $9.6 million due to four vessels sold in the fourth quarter of 2019 and first quarter of 2020, a reduction of $2.4 million primarily resulting from the sale of the non-US portion of the ship-to-ship support services business and LNG terminal management business during the second quarter of 2020 and a decrease of $1.1 million due to the impairments of five Aframax tankers in the third quarter of 2020, partially offset by an increase of $6.3 million primarily due to depreciation related to capitalized expenditures for vessels which dry docked during 2019 and 2020.

General and Administrative Expenses. General and administrative expenses were $39.0 million for the year ended December 31, 2020, compared to $36.4 million for the year ended December 31, 2019. The increase was primarily due to higher general corporate expenditures during 2020.

(Write-down) and Gain (Loss) on Sale of Assets. The (write-down) and gain (loss) on sale of assets of $69.4 million for the year ended December 31, 2020, was due to:

•the impairments recorded on nine of the Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values resulting from the current economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $65.4 million;

•the gain on the sale of assets of $3.1 million due to the sale of the non-US portion of the support services business and LNG terminal management business during the second quarter of 2020;

•the impairments recorded on the operating lease right-of-use assets primarily due to a reduction in short-term time charter rates, which resulted in a write-down of $2.9 million;

•the sale of three Suezmax tankers in the first quarter of 2020, which resulted in an aggregate net loss of $2.6 million; and

•the write-down of two Aframax tankers by $1.6 million to their estimated sales prices.

The (write-down) and (loss) on the sale of assets of $5.5 million for the year ended December 31, 2019, was primarily due to:

•the write-down of two Suezmax tankers by $3.2 million to their estimated sales prices; and

•the sale of one Suezmax tanker in the fourth quarter of 2019, which resulted in a loss of $2.4 million.

Restructuring Charges. Restructuring charges of $1.4 million for the year ended December 31, 2020, were related to estimated severance costs resulting from organizational changes to the tanker services and operations, partially related to the sale of the non-US portion of the ship-to-ship support services business in April 2020.

Equity Income. Equity income was $5.1 million for the year ended December 31, 2020 compared to $2.3 million for the year ended December 31, 2019, primarily due to higher spot rates realized by the 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Teekay Parent
As at December 31, 2020, Teekay Parent had direct interests in three 100%-owned FPSO units, which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment was one FSO unit in-chartered from Altera until March 2021. Teekay Parent also redelivered one FSO unit to Altera in August 2020, one bunker barge to a third party in May 2020, two shuttle tankers to Altera in March 2020, and one FSO unit to Altera in April 2019. The remaining portion of the Other and Corporate G&A segment primarily relates to Teekay Parent's marine services business in Australia as well as marine and corporate services provided to Altera.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for 2020 and 2019.

	Offshore Production		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019	2020	2019	2020	2019
Revenues	108,952	210,816	150,869	122,291	259,821	333,107
Voyage expenses	(24)	(36)	10	(7)	(14)	(43)
Vessel operating expenses	(94,945)	(159,822)	(132,375)	(100,813)	(227,320)	(260,635)
Time-charter hire expenses	(7,972)	(41,813)	(12,406)	(13,764)	(20,378)	(55,577)
Depreciation and amortization	(14,166)	(29,710)	—	(195)	(14,166)	(29,905)
General and administrative expenses (1)	(1,872)	(9,272)	(23,276)	(24,055)	(25,148)	(33,327)
Write-down and loss on sales of vessels	(70,692)	(178,330)	(9,100)	—	(79,792)	(178,330)
Gain on commencement of sales-type lease	44,943	—	—	—	44,943	—
Restructuring charges	(2,278)	—	(7,043)	(8,350)	(9,321)	(8,350)
Loss from vessel operations	(38,054)	(208,167)	(33,321)	(24,893)	(71,375)	(233,060)

Calendar-Ship-Days (2)
FPSO Units	1,098	1,095	—	—	1,098	1,095
FSO Units	244	365	366	477	610	842
Shuttle Tankers	113	642	—	—	113	642
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.
(2)Apart from three FPSO units in 2020 and 2019, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent - Offshore Production

Loss from vessel operations for Teekay Parent’s Offshore Production business was $38.1 million for 2020, compared to loss from vessel operations of $208.2 million for 2019. The changes are primarily a result of:
•     a decrease in loss of $107.6 million due to lower impairment charges in 2020;
•     a decrease in loss of $74.0 million for 2020, primarily due to a $44.9 million gain on commencement of the sales-type lease and $29.1 million decrease in loss primarily due to improved results associated with the new bareboat charter agreement for the Petrojarl Foinaven FPSO unit in 2020; and
•     a decrease in loss of $10.9 million for 2020, related to the Sevan Hummingbird FPSO unit, primarily due to a new contract that took effect in the fourth quarter of 2019 at a higher rate as well as lower depreciation as a result of write-downs of the unit to its estimated fair value in the third quarter of 2019, and then to nil in the third quarter of 2020;
partially offset by:
•    an increase in loss of $22.3 million for 2020, related to the Petrojarl Banff FPSO unit, primarily due to cessation of production on the Banff field in June 2020 and the associated decommissioning costs incurred.
Teekay Parent - Other and Corporate G&A
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $33.3 million for 2020, compared to loss from vessel operations of $24.9 million for 2019. The increase in loss was primarily due to the write-down of the Suksan Salamander FSO unit, partially offset by decreases in restructuring charges.

Equity-Accounted Investment in Altera
We recognized equity losses from Altera of $75.8 million for the year ended December 31, 2019. The equity losses primarily include a write-down of our investment in Altera of $64.9 million and a loss on sale of Altera of $8.9 million. For additional information please read "Item 18 – Financial Statements: Note 3 - Segment Reporting".

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2020 and 2019:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2020	2019
Interest expense	(89,075)	(111,398)
Interest income	1,439	3,404
Realized and unrealized losses on non-designated derivative instruments	(2,523)	(358)
Foreign exchange loss	(2,345)	(3,523)
Other loss	(1,538)	(12,467)
Income tax expense	(5,559)	(17,846)

Interest Expense. Interest expense decreased to $89.1 million in 2020 compared to $111.4 million in 2019, primarily due to:

•a decrease of $13.8 million primarily due to Teekay Tankers' significant prepayments of loan principal during the fourth quarter of 2019 and during 2020, and the debt refinancings completed during 2020, which resulted in lower interest rates in comparison to those under the previous facilities, along with overall lower average LIBOR rates, partially offset by the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings; and
•a decrease of $8.5 million relating to Teekay Parent as a result of the repurchase in 2019 and at maturity of our 8.5% senior notes due in January 2020 (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization, and the higher interest rate for the 2022 Notes issued by Teekay Parent in May 2019.
Realized and Unrealized Losses on Non-designated Derivative Instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized losses on non-designated derivatives were $2.5 million for 2020 compared to $0.4 million for 2019, as detailed in the table below:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Realized (losses) gains relating to:
Interest rate swap agreements	(857)	1,788
Foreign currency forward contracts	379	—
Stock purchase warrants	—	(25,559)
Forward freight agreements	(1,242)	1,490
	(1,720)	(22,281)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(889)	(4,988)
Time-charter swap agreement	—	40
Stock purchase warrants	—	26,900
Forward freight agreements	86	(29)
	(803)	21,923
Total realized and unrealized losses on derivative instruments	(2,523)	(358)
The realized losses relate to amounts we actually realized for settlements related to these derivative instruments in normal course and amounts paid to terminate interest rate swap agreement terminations.

During 2020 and 2019, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $118.1 million and $423.5 million, respectively, with average fixed rates of approximately 2.3% and 2.1%, respectively. We incurred realized (losses) gains of ($0.9) million and $1.8 million during 2020 and 2019, respectively, under the interest rate swap agreements.

Primarily as a result of changes in long-term benchmark interest rates during 2020 and 2019, we recognized unrealized losses of $0.9 million in 2020 compared to $5.0 million in 2019 under the interest rate swap agreements.

Prior to us selling our remaining interests in Altera (or the 2019 Brookfield Transaction), Teekay held 15.5 million common unit warrants issued by Altera to Teekay in connection with the 2017 Brookfield Transaction (or the Brookfield Transaction Warrants) and 1,755,000 warrants to purchase common units of Altera issued to Teekay in connection with Altera's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants). Please read “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities". During the year ended December 31, 2019, we recognized an unrealized gain of $26.9 million on these warrants, which was partially offset by a realized loss of $25.6 million during the same period. As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Altera, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Foreign Exchange Loss. Foreign currency exchange losses were $2.3 million in 2020 compared to $3.5 million in 2019. Our foreign currency exchange losses are primarily due to the relevant period-end revaluation of our working capital accounts for financial reporting purposes and the settlement of balances in foreign denominated currencies.
Other Loss. Other loss decreased to $1.5 million in 2020 compared to $12.5 million in 2019, primarily due to losses on the repurchase of Teekay Parent's 2020 Notes during 2019, partially offset by a gain on the repurchase some of Teekay Parent's Convertible Notes and 2022 Notes in the open market during 2020 and an increase in the net ARO accretion expense increasing the present value of ARO liabilities relating to the Petrojarl Banff FPSO unit and the Petrojarl Foinaven FPSO unit.

Income Tax Expense. Income tax expense was $5.6 million in 2020 compared to $17.8 million in 2019. The decrease was primarily due to the reversal of freight tax liabilities in 2020 as a result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes, partially offset by an increase in freight taxes recognized in a certain jurisdiction due to uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Recovery (Expense)" of this Annual Report.
Operating Results - Teekay Gas Business
As at December 31, 2020, Seapeak’s liquefied gas fleet consisted of a controlling interest in 22 LNG carriers and seven LPG/multi-gas carriers. In addition, Seapeak also had interests of 20% to 52% in 25 LNG carriers, 23 LPG/multi-gas carriers and one LNG regasification terminal in Bahrain that were accounted for using the equity method.

The following table compares the Teekay Gas Business’ operating results and number of calendar-ship-days for its vessels for 2020 and 2019:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2020	2019
Revenues	669,417	670,346
Voyage expenses	(17,394)	(21,387)
Vessel operating expenses	(188,251)	(177,141)
Time-charter hire expenses	(23,564)	(19,994)
Depreciation and amortization	(129,752)	(136,765)
General and administrative expenses (1)	(15,075)	(11,714)
(Write-down) and gain on sale of vessels	(51,000)	13,564
Restructuring charges	—	(3,690)
Income from vessel operations	244,381	313,219
Interest expense	(136,572)	(167,661)
Interest income	6,903	4,400
Realized and unrealized losses on non-designated derivative instruments	(33,334)	(13,361)
Equity income	72,233	58,819
Foreign exchange loss	(18,373)	(10,051)
Other loss	(16,523)	(2,008)
Income from discontinued operations before income taxes	118,715	183,357
Income tax expense	(3,429)	(7,636)
Income from discontinued operations	115,286	175,721

Calendar-Ship-Days (1)
Liquefied Gas Carriers	10,990	11,650
Conventional Tankers	—	317
(1)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Seapeak and the costs associated with functions that are fully-dedicated to providing services to Seapeak and certain of its joint ventures. As such, Seapeak’s share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.
(2)Further information on Seapeak’s conventional tanker results can be found in “Item 18 – Financial Statements: Note 3 – Segment Reporting" of our 2020 Annual Report.
(3)Calendar-ship-days presented relate to consolidated vessels only.
Income from vessel operations for Seapeak decreased to $244.4 million in 2020 from $313.2 million in 2019, primarily as a result of:

•a decrease of $64.6 million due to the write-down of seven multi-gas carriers in 2020 compared to a write-down of one conventional tanker in 2019 and a gain recognized on the derecognition of the WilPride and WilForce LNG carriers in 2019;
•a decrease of $10.5 million due to the sales of the Toledo Spirit Suezmax tanker and the Alexander Spirit, WilPride, and WilForce LNG carriers between January 2019 and January 2020;
•a decrease of $8.0 million during 2020, primarily due to an increase in vessel operating expenses due to timing of repairs and maintenance expenditures, and an increase in general and administrative expenses related to professional fees associated with the elimination of Seapeak's incentive distribution rights, and higher insurance premiums; and
•a decrease of $4.6 million due to lower rates earned for the Bahrain Spirit in 2020 as the vessel was trading primarily as a FSU for the majority of 2020 compared to higher rates earned when it traded as an LNG carrier in 2019 prior to the completion of the LNG terminal in Bahrain in November 2019, and lower rates earned on the redeployment of the Magellan Spirit in May 2019;
partially offset by:

•an increase of $13.3 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels; and
•a net increase of $3.5 million due to higher net results from ship management services related to the LNG carriers compared to the prior period.

Interest Expense. Interest expense decreased to $136.6 million in 2020 from $167.7 million in 2019. Interest expense primarily reflects interest incurred on Seapeak's long-term debt and obligations related to finance leases. This increase was primarily a result of:

•a decrease of $20.5 million primarily due to a decrease in LIBOR and reduction in debt balances as a result of principal and bond repayments throughout 2019 and 2020;
•a decrease of $8.9 million as we used part of the proceeds from the sale of the WilForce and WilPride to repay Seapeak's term loans that were collateralized by these vessels; and
•a decrease of $2.0 million relating to the extinguishment of unamortized debt issuance costs upon completion of the debt refinancing on the Sean Spirit in January 2019.
Interest Income. Interest income increased to $6.9 million in 2020 from $4.4 million in 2019, primarily due to interest earned from Seapeak's loan to the Bahrain LNG Joint Venture upon completion of the regasification terminal in Bahrain in November 2019.

Realized and Unrealized Losses on Non-Designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments were $33.3 million and $13.4 million for 2020 and 2019, respectively.

As at December 31, 2020 and 2019, Seapeak had interest rate swap agreements, excluding swap agreements held by Seapeak's equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $806 million and $799 million, respectively, and with average fixed rates of 3.1% and 3.4%, respectively. Short-term variable benchmark interest rates during these periods were generally lower than these fixed rates, and, as such, Seapeak incurred realized losses of $16.6 million and $10.1 million during 2020 and 2019, respectively, under the interest rate swap agreements.

Primarily as a result of significant changes in the long-term benchmark interest rates during the year ended December 31, 2020 compared with 2019, Seapeak recognized unrealized losses of $16.7 million under the interest rate swap agreements during the year ended December 31, 2020, compared to unrealized losses of $2.9 million for the prior year.

Equity Income. Equity income related to Seapeak’s liquefied gas carriers increased to $72.2 million in 2020 from $58.8 million in 2019. The changes were primarily a result of:

•an increase of $45.3 million due to the deliveries of four ARC7 LNG carrier newbuildings (the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel) in June 2019, August 2019, November 2019, and December 2019, respectively, delivery of the Pan Africa in January 2019 and the commencement of the terminal use agreement of the Bahrain LNG Joint Venture in early-2020;

•an increase of $9.5 million due to higher charter rates earned by certain vessels in the Exmar LPG Joint Venture; and

•an increase of $3.4 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels in the MALT Joint Venture;

partially offset by:

•a decrease of $29.4 million due to higher unrealized losses on non-designated interest rate swaps relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, and credit loss provisions recognized during 2020 that followed the adoption of ASC 326 on January 1, 2020, which were primarily due to the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020 and declines in estimated charter-free valuations for certain types of LNG carriers servicing time-charter contracts accounted for as direct financing and sales-type leases; and

•a decrease of $17.0 million due to impairment charges recorded on four LPG carriers in the Exmar LPG Joint Venture in 2020.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $18.4 million and $10.1 million for 2020 and 2019, respectively. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of Seapeak's NOK-denominated debt and Seapeak's Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on its cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Other Loss. Other loss increased to $16.5 million in 2020 from $2.0 million in 2019, primarily due to credit loss provisions recognized in 2020 as a result of declines of estimated charter-free valuations of certain of Seapeak's LNG vessels, which are servicing time-charter contracts accounted for as direct financing and sales-type leases, and the impact of such declines on Seapeak's expectation of the value of such vessels upon completion of their existing charter contracts. The increases in other loss were partially offset by a $1.4 million loss recognized relating to the Torben Spirit sale-leaseback refinancing in September 2019.

Income Tax Expense. Income tax expense decreased to $3.4 million in 2020 from $7.6 million in 2019. The change in income tax expense was primarily due to the utilization of tax loss carryforwards in the Tangguh Joint Venture relating to the tax treatment of intangible assets upon adoption of the new lease accounting standards, partially offset by freight tax from increased voyages to taxable jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, providing management services to Teekay Tankers and certain third-parties, and the ownership and operation of two FPSO units. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities, as well as the net cash proceeds from the sale of the Teekay Gas Business, which was completed in January 2022. As at March 31, 2022, Teekay Parent's remaining debt security outstanding consists of $23.4 million aggregate principal amount of the Convertible Notes, which are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt". Prior to the sale of the Teekay Gas Business, Teekay Parent also generated cash flows from cash distributions of Seapeak and from managing vessels for Seapeak and other third-parties, including certain LNG joint ventures. As at December 31, 2021, Teekay Parent was in compliance with all covenants under its credit facilities and other long-term debt.

Teekay Parent's primary uses of cash include the payment of operating expenses, asset retirement obligations, decommissioning costs and/or recycling costs associated with the Petrojarl Banff FPSO unit, the Sevan Hummingbird FPSO unit and the Petrojarl Foinaven FPSO unit, debt service costs for Convertible Notes, as well as funding general and administrative expenses and other working capital requirements. In addition, the sale of the Teekay Gas Business has provided us with additional financial flexibility. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment opportunities in both the broader shipping sector and potentially new and adjacent markets.
Teekay Tankers
Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Its short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2021, with lower oil demand as a result of the COVID-19 global pandemic, a constrained oil supply resulting from production cuts, the return of ships from floating storage, and the delivery of newbuilding vessels to the world tanker fleet contributed to weak tanker rates. While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of its older vessels.
Teekay Tankers' obligations related to finance leases are described in "Item 18 – Financial Statements: Note 10 – Obligations Related to Finance Leases", its revolving credit facility and term loan are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 7 – Short-Term Debt" of this report. Teekay Tankers' working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Teekay Tankers' revolving credit facility and term loan contain covenants and other restrictions that it believes are typical of debt financings collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' revolving credit facility, term loan and obligations related to finance leases require it to maintain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 10 – Obligations Related to Finance Leases" included in this Annual Report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect Teekay Tankers' short-term liquidity requirements. As at December 31, 2021, Teekay Tankers was in compliance with all covenants under its revolving credit facility, term loan, working capital loan and obligations related to finance leases. As at December 31, 2021, Teekay Tankers' revolving credit facility, term loan, working capital loan and obligations related to certain finance leases required it to make interest payments based on LIBOR plus a margin. In January 2022, the interest reference rate LIBOR was replaced with the Secured Overnight Financing Rate (or SOFR) for Teekay Tankers' working capital loan. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities" of this Annual Report.
Teekay Tankers' primary uses of cash include the payment of operating expenses, the payments of time-charter hire, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements. In addition, Teekay Tankers uses cash to acquire new or second-hand vessels to grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows
The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2021	2020
Net operating cash flows - continuing operations	(141,905)	354,916
Net operating cash flows - discontinued operations	220,021	629,101
Net financing cash flows - continuing operations	16,381	(471,324)
Net financing cash flows - discontinued operations	(242,037)	(626,189)
Net investing cash flows - continuing operations	38,143	64,534
Net investing cash flows - discontinued operations	(30,973)	(1,473)
Operating Cash Flows - Continuing Operations
Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, until June 2020, the production performance of certain of our FPSO units that operated under contracts with a production-based compensation component contributed to fluctuations in operating cash flows. Further, as the charter contracts of some of our FPSO units included incentives based on oil prices, changes in global oil prices during recent years also impacted our operating cash flows until June 2020.

Consolidated net cash flow from operating activities decreased to ($141.9) million for the year ended December 31, 2021, from $354.9 million for the year ended December 31, 2020. There was a $325.5 million decrease in income from operations (before depreciation, amortization, write-downs, asset retirement obligation gain, and gain on commencement of sales-type lease) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations". Other decreases in cash flow from operating activities include a $129.3 million decrease related to changes to non-cash working capital during 2021 (see "Item 18 – Financial Statements: Note 17 - Supplemental Cash Flow Information" for a breakdown of these changes related to Accounts Receivable, Prepaid Expenses & Other, Accounts Payable and Accrued Liabilities & Other), a $66.4 million decrease in direct financing lease payments received during 2021, which mainly related to a payment received by Teekay Parent in April 2020 as part of the bareboat charter with Britoil Limited (or BP) for the Petrojarl Foinaven FPSO and a $2.3 million decrease related to higher expenditures for dry docking compared to the corresponding period of 2020. These decreases to operating cash flows were partially offset by a $19.0 million decrease in net interest expense during 2021, including realized losses on interest rate swaps and by a decrease in asset retirement obligation expenditures of $16.0 million during 2021 compared to 2020 relating to the Petrojarl Banff FPSO unit, following the fulfillment of decommissioning obligations associated with the Banff field in early-2021.

Operating Cash Flows – Discontinued Operations

Net cash flow from operating activities decreased by $409.1 million to $220.0 million in 2021 from $629.1 million in 2020, primarily due to a decrease of $260.4 million in cash flows generated by receipts from the sale of the WilForce and WilPride sales-type leases in January 2020, a decrease of $91.4 million due to the timing of settlements of non-cash working capital related to Seapeak during 2021, a decrease of $33.8 million due to the termination of an interest rate swap agreement during 2021 and a decrease of $19.8 million due to additional off-hire related to scheduled drydockings and vessel upgrades on certain of Seapeak's LNG carriers during 2021. These decreases were partially offset by an increase of $15.7 million due to lower operational claims on certain of Seapeak's LNG carriers during 2021.
Financing Cash Flows - Continuing Operations
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds (payments) on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $86.2 million in 2021, compared to ($325.9) million in 2020. In addition, scheduled debt repayments decreased by $38.7 million in 2021 compared to 2020.

During 2021, net drawdowns on Teekay Tankers' working capital facility were $15.0 million compared to net repayments of $40.0 million in 2020.

During 2021, Teekay Tankers used $12.6 million of net cash to repurchase two Suezmax tankers and six Aframax tankers, previously under sale-leaseback arrangements, during the second and third quarters of 2021, partially offset by an increase in cash inflows resulting from the sale-leaseback transactions completed in September 2021 and November 2021 relating to these eight tankers, as well as a decrease in scheduled repayments on its finance lease obligations during 2021.
During 2021, Teekay Parent purchased 0.4 million Teekay Tankers’ Class A common shares through open market purchases for $4.7 million at an average price of $11.27 per share.

Financing Cash Flows – Discontinued Operations

Net cash flow used for financing activities decreased by $384.2 million to $242.0 million in 2021 from $626.2 million in 2020. The change was primarily due to: a $385.5 million decrease in debt prepayments (which includes the prepayment of debt collateralized by the WilForce and WilPride LNG carriers upon their sales in January 2020 and higher prepayments on revolving credit facilities in 2020), a $87.6 million increase in net proceeds from the issuance of long-term debt and $15.6 million of cash used to repurchase common units during 2020. These decreases in cash used for financing activities were partially offset by a $97.1 million increase in scheduled repayments of long-term debt primarily due to the scheduled maturity of one term loan and certain NOK-denominated bonds in 2021, partially offset by the scheduled maturity of certain NOK-denominated bonds in 2020 and a $5.6 million increase in cash distributions paid during 2021 as a result of increases in cash distributions on common units in May 2020 and May 2021.
Investing Cash Flows - Continuing Operations
During 2021, we incurred capital expenditures for vessels and equipment of $21.4 million, Teekay Tankers received proceeds of $58.1 million from the sale of four Aframax tankers and Teekay Tankers received a $1.5 million repayment of advances to its joint venture.
During 2020, we incurred capital expenditures for vessels and equipment of $16.0 million, primarily for capitalized vessel modifications. During 2020, Teekay Tankers received proceeds of $25.0 million from the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business, and also received proceeds on the sale of three Suezmax tankers of $60.9 million. Teekay Tankers also received $4.7 million repayment of advances to its joint ventures.

Investing Cash Flows – Discontinued Operations

Net cash flow used for investing activities – discontinued operations increased by $29.5 million to $31.0 million in 2021, from $1.5 million in 2020, primarily due to a $31.5 million increase in cash expenditures for vessels and equipment primarily related to upgrades on certain of Seapeak's LNG carriers in 2021.
Liquidity
We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. In contrast, our cash management policy is followed by our consolidated group and has a primary objective of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are the proceeds from the sale of the Teekay Gas Business, and to a lesser extent, its existing cash and cash equivalents and cash flows provided by operations.

Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $58.4 million as at December 31, 2021, compared to $160.1 million as at December 31, 2020. This decrease was the result of a $128.6 million decrease in the potential borrowings under the equity margin revolving credit facility due to termination of this facility in December 2021, partially offset by cash from operating activities. Liquidity of $58.4 million excludes the impact of the sale of the Teekay Gas Business, the redemption of the 2022 Notes and repurchases of the Convertible Notes in early 2022, all of which resulted in net cash proceeds of $301 million.

The following table summarizes Teekay Parent’s contractual obligations as at December 31, 2021, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our requirements. For at least the one-year period following December 31, 2021, we expect that Teekay Parent's existing liquidity and the cash generated from the sale of the Teekay Gas Business, combined with the cash flow from operations, will be sufficient to finance Teekay Parent’s liquidity needs for this period. In December 2020, Teekay Parent filed a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following December 31, 2021, assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

(in millions of U.S. Dollars)	Total	2022	2023	2024	2025	2026	Beyond 2026
U.S. Dollar Denominated Obligations
Bond repayments (1)	355.6	243.4	112.2	—	—	—	—
Asset retirement obligations (2)	15.5	6.9	8.6	—	—	—	—
Total	371.1	250.3	120.8	—	—	—	—
(1)In mid-December 2021, Teekay elected to redeem all of the 2022 Notes under the related indenture at 102.313 percent of the principal amount. The redemption was completed on January 14, 2022. In addition, on January 10, 2022, Teekay announced a cash tender offer for any and all of its outstanding Convertible Notes at 102.0 percent of the principal amount. The cash tender was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes, representing approximately 75.8% of the total outstanding as of December 31, 2021, validly tendered. In March 2022, Teekay repurchased an additional $3.8 million of the principal of the Convertible Notes. After the settlement in February 2022 and the repurchases in March 2022, approximately $23.4 million aggregate principal amount of the Convertible Notes remain outstanding and are due in 2023. These repayments in the table above exclude the effect of the redemptions and repurchases made subsequent to December 31, 2021 of the 2022 Notes and the Convertible Notes.
(2)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. Teekay Parent is entitled to receive $11.6 million from the charterer at the end of the bareboat charter which Teekay Parent expects will cover the majority of the cost of green recycling the FPSO unit. The extent to which this payment covers the costs of recycling the FPSO unit will depend on a number of factors when the recycling is completed, including among others, the nature and extent of prevailing European Union ship recycling regulations, the condition of the FPSO unit, and the availability of recycling facilities. The receivable is included in net investments in direct financing leases and sales-type leases, non-current on our consolidated balance sheet. In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and to permanently remove the Petrojarl Foinaven FPSO unit from the site. We expect the FPSO unit to be redelivered to us in August 2022, at which point we expect to receive the fixed lump sum payment from the charterer. During the year ended December 31, 2021, the undiscounted ARO liability relating to the Petrojarl Foinaven FPSO unit was increased by $3.9 million as a result of an increase in estimated costs to recycle the unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions. Teekay Tankers' cash management policies have primary objectives of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' revolving credit facility and working capital loan are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 7 – Short-Term Debt" of this Annual Report.
With a current focus on building net asset value through balance sheet delevering and reducing its cost of capital, dividend payments are subject to the discretion of our Board of Directors.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, decreased by $227.8 million during 2021, from $372.6 million at December 31, 2020, to $144.8 million at December 31, 2021. The decrease during 2021 was primarily a result of a $184.1 million payment made during 2021 to repurchase two Suezmax tankers and six Aframax tankers that were previously under sale-leaseback arrangements, $107.3 million of net operating cash outflow during 2021, a total of $93.4 million of scheduled reductions in the maximum capacity of Teekay Tankers' revolving credit facility during 2021, $35.1 million of scheduled repayments of long-term debt and obligations related to finance leases during 2021, and $21.4 million of capital upgrades for vessels and equipment during 2021, partially offset by a $140.2 million sale-leaseback transaction completed in 2021, $58.1 million received from the sale of four Aframax tankers during 2021 and a $13.4 million increase in the borrowing capacity of Teekay Tankers' working capital facility, the size of which will fluctuate from period to period based on changes in outstanding working capital balances.

Teekay Tankers anticipates that its liquidity at December 31, 2021, combined with cash it expects to generate for the 12 months following such date, as well as the liquidity generated from the sale of one tanker and the completion of the sale-leaseback of eight vessels during the first quarter of 2022, and the expected sale of two tankers during the second quarter of 2022, as described in "Item 18 - Financial Statements: Note 24 – Subsequent Events" of this Annual Report, will be sufficient to meet its cash requirements for at least one-year period following the date of this Annual Report. In coming to this determination, Teekay Tankers has assumed the low spot charter rates that Teekay Tankers' vessels earned during 2021 will continue through the first half of 2022, with a spot rate recovery anticipated to begin in the latter half of 2022. In addition, while Teekay Tankers' liquidity assessment assumes that the working capital loan will continually be extended past the maturity date, which currently is May 2022, should the lender give notice in writing that no further extensions shall occur, Teekay Tankers expects its liquidity will continue to be sufficient for at least the one-year period following the date of this Annual Report.

Teekay Tankers' term loan matures in August 2023 and its revolving credit facility matures in December 2024 and as noted in the table below, based on the amounts outstanding at December 31, 2021, Teekay Tankers will need to refinance $33.7 million in 2023 and $148.2 million in 2024 related to these two credit facilities. Teekay Tankers' ability to refinance these facilities will depend upon, among other things, the estimated market value of its vessels, its financial condition and the condition of credit markets at such time. In addition, at December 31, 2021 Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of Teekay Tankers' fleet is currently aged 15 years and older and as such, it may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will rely upon unused revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at December 31, 2021.

(in millions of U.S. Dollars)	Total	2022	2023	2024	2025	2026	Beyond 2026
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facility, term loan and other debt	167.6	40.8	73.7	53.1	—	—	—
Repayments at maturity of revolving facility and term loan	181.9	—	33.7	148.2	—	—	—
Scheduled repayments of obligations related to finance leases (1)	295.8	27.3	28.1	29.0	29.9	30.8	150.7
Chartered-in vessels (operating leases) (2)(3)	81.2	24.8	18.2	6.8	6.8	6.8	17.8
Total	726.5	92.9	153.7	237.1	36.7	37.6	168.5
(1)Excludes scheduled repayments of obligations related to the sale-leaseback financing transaction completed in March 2022.
(2)Includes one Aframax tanker expected to be delivered to Teekay Tankers in late-2022 under a seven-year time charter-in contract.

(3)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of December 31, 2021.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 21 – Income Tax Recovery (Expense)" of this Annual Report, which could have a significant financial impact on Teekay Tankers' business, which we cannot predict with certainty at this time. In addition, as at December 31, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $28.1 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies".
Revenue Recognition
Description. We recognize revenue from voyage charters serviced by our crude oil and product tankers on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged if using a load-to-discharge basis, or from when product is discharged (unloaded) at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgment. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2019, 2020 and 2021, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. If revenue from voyages in progress had been recognized on a load-to-discharge basis, our loss from operations related to continuing operations for the year ended December 31, 2021 would have increased by approximately $1.6 million.
Taxes
Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We recognize the tax benefits of uncertain tax positions only if it is determined to be more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 – Financial Statements: Note 21 – Income Tax Recovery (Expense)”. As at December 31, 2021, the total amount of recognized uncertain freight tax liabilities, relating to continuing operations and discontinued operations, was $47.0 million and $26.4 million, respectively (December 31, 2020 - $51.6 million and $19.2 million, respectively). If the uncertainty about these freight tax liabilities is resolved in our favor, we would concurrently reverse these liabilities.

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

Judgments and Uncertainties. For the years ended December 31, 2021, 2020 and 2019, depreciation was calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, relating to continuing operations and, 30 years for LPG carriers and 35 years for LNG carriers, relating to discontinued operations, commencing on the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. If we had depreciated our crude oil and product tankers, using an estimated life of 20 years instead of 25 years effective December 31, 2020, our depreciation expense for the year ended December 31, 2021 relating to continuing operations would have increased by approximately $55.9 million. Had we depreciated our LPG carriers and LNG carriers using an estimated useful life of 25 years instead of 30 years for LPG carriers and an estimated useful life of 30 years instead of 35 years for LNG carriers effective December 31, 2020, our depreciation expense for the year ended December 31, 2021 relating to discontinued operations would have increased by approximately $47.0 million.
Vessel Impairment
Vessel Lives and Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is determined based on appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount we would expect to receive if we were to sell the vessel. The appraised values are provided by third parties where available or prepared by us based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed or be less than its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involves assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, redeployment assumptions for vessels on long-term charter, the probability of the vessels being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. For conventional tankers included in continuing operations, market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2021, which has resulted in the exclusion of the years 2012, 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization and higher fuel consumption for older vessels. For LNG carriers included in discontinued operations, such market rates are based on a 10-year historical industry average of spot charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case a five-year historical industry average is used due to this type of vessel being less efficient than newer vessels and management viewing the five-year historical average as more representative of the future outlook for this type of vessel. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to factors such as potential regulatory changes, the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in periods subsequent to the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology and disclosures in prior years, the following table presents, by type of vessel, the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that may be less than their carrying values as of December 31, 2021. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels during the fourth quarter of 2021 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance.

We would consider the vessels reflected in the following table to be at a higher risk of impairment compared to other vessels in our fleet. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not likely be impaired in the next 12 months unless they are disposed of. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook, estimated future vessel values, and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing a customer contract.

Type of Vessel (in thousands of U.S. dollars, except number of vessels)	Number of Vessels	Market Values (1)	Carrying Values
Continuing Operations
Conventional Tankers (2)	10	206,900	329,150
Conventional Tankers (3)	25	626,000	810,634
	35	832,900	1,139,784
Discontinued Operations
Liquefied Natural Gas Carriers (2)	5	169,000	417,000
Liquefied Natural Gas Carrier (4)	1	168,000	172,000
	6	337,000	589,000

Total	41	1,169,900	1,728,784

(1)Market values are determined in reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)Undiscounted cash flows for these vessels are marginally greater than their carrying values.
(3)Undiscounted cash flows for these vessels are significantly greater than their carrying values.
(4)Undiscounted cash flows for this vessel are significantly greater than its carrying value and the fixed charter contract expires within 12 months from December 31, 2021.
Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those ten vessels in the table above included in continuing operations where the undiscounted cash flows are marginally greater than the carrying values, if at December 31, 2021, the 3-year time-charter rates were reduced by either 5% or 10%, none of those ten vessels would have been impaired. If at December 31, 2021, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, none or six, respectively, of the ten vessels would have been impaired, resulting in an impairment of $nil or $85.2 million, respectively. For those 25 vessels in the table above included in continuing operations where the undiscounted cash flows are significantly greater than the carrying values, even if, at December 31, 2021, the 3-year time-charter rates or the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 5% or 10%, none of those 25 vessels would have been impaired. For six of the vessels in the table above included in discontinued operations, if, at December 31, 2021, the estimates of future charter rates beyond the firm period of existing contracts were reduced by 10%, two of these vessels would be subject to an aggregate impairment of $83.0 million relating to discontinued operations.
Credit Losses
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted ASU 2016-13 on January 1, 2020. A substantial majority of our exposure to potential credit losses related to Seapeak's direct financing and sales-type leases, including those within its equity-accounted joint ventures.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

We believe that the assumptions used to estimate our expected credit losses are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates will be accurate.
In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining unadjusted historical loss rate for our direct financing and sales-type leases results were changed and such changes resulted in a 5% increase (decrease) to our unadjusted historical loss rate, 2021 net income before non-controlling interest (related to discontinued operations) and total equity would have both decreased (increased) $1.8 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2021 net income before non-controlling interest (related to discontinued operations) and total equity would have both increased (decreased) by $10.9 million.
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings, for both continuing and discontinued operations. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings, for discontinued operations, when the hedged transaction is reflected in earnings. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate and cross currency swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount for interest rate and cross currency swaps is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate and cross currency swap agreement, multiplied by the notional principal amount of the interest rate and cross currency swap agreement at each interest reset date.

The fair value of our interest rate and cross currency swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long-term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate and foreign currency exchange rates also materially impact our interest rate and cross currency swap agreements.

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

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate and cross currency swap agreements. The larger the notional amount of the interest rate and cross currency swap agreements outstanding and the longer the remaining duration of the interest rate and cross currency swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate and cross currency swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. We no longer have any material derivative positions after the sale of Seapeak in January 2022. Although we measured the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we had terminated the agreements at the reporting date, the amount we would have paid or received to terminate the derivative instruments may have differed from our estimate of fair value. If the estimated fair value differed from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would have been recognized in earnings for 2021. Such adjustments could be material. See “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on earnings from continuing operations.
Impairment of Investments in Equity-Accounted Joint Ventures
Description. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the estimated fair value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of income (loss).

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses, vessel values and timing of vessels sales and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2021, we conducted an impairment test for Teekay Tankers' investment in the High-Q Joint Venture and determined that its estimated fair value had declined below its carrying value, and it was determined that such decline was other-than-temporary, and recorded a write-down to Teekay Tankers' investment in the High-Q Joint Venture of $11.6 million, which was included in the results of continuing operations. As at December 31, 2021, Seapeak conducted an impairment test for its investment in the MALT Joint Venture and determined that its estimated fair value had declined below its carrying value, although it was determined that such decline was not other-than-temporary. In addition, Seapeak conducted an impairment test for its investment in the Exmar LNG Joint Venture and determined that its estimated fair value had declined below its carrying value and it was determined that such decline was other-than-temporary. Therefore, Seapeak recorded a write-down to its investment in the Exmar LNG Joint Venture of $30.0 million, which was included in the results of discontinued operations.

Effect if Actual Results Differ from Assumptions. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods. Had we determined that the decline in the estimated fair value of Teekay Tankers' investment in the High-Q Joint Venture below its carrying value was not other-than-temporary, a write-down of $11.6 million would not have been recognized for the year ended December 31, 2021, in relation to continuing operations. Had we determined that the decline in the estimated fair value of Seapeak's investment in the Exmar LNG Joint Venture below its carrying value was not other-than-temporary, a write-down of $30.0 million would not have been recognized for the year ended December 31, 2021, in relation to discontinued operations. Had we determined that the decline in the estimated fair value of Seapeak's investment in the MALT Joint Venture below its carrying value was other-than-temporary, a write-down of approximately $58 million would have been recognized for the year ended December 31, 2021, in relation to discontinued operations.

NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gain (loss), other loss, (write-down) and gain (loss) on sale of assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, credit loss provision adjustments, unrealized gains (losses) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net (loss) income from continuing and discontinued operations.

	Year Ended December 31,
	2021 (1)	2020 (1)	2019 (1)
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net (loss) income
Net (loss) income	$(3,368)	$90,982	$(148,986)
Income tax expense	1,793	8,988	25,482
Depreciation and amortization	236,894	261,131	290,672
Interest expense, net of interest income	184,859	217,305	271,255
EBITDA	420,178	578,406	438,423
Foreign exchange (gain) loss (2)	(4,930)	20,718	13,574
Other loss	16,342	18,062	14,475
Write-down and (gain) loss on sale of assets	92,368	200,238	170,310
Asset retirement obligation extinguishment gain	(32,950)	—	—
Gain on commencement of sales-type lease	—	(44,943)	—
Sales type lease payments received in excess of revenue recognized	14,778	13,164	21,636
Amortization of in-process revenue contracts and other	—	(1,402)	(4,131)
Realized and unrealized (gains) losses on non-designated derivative instruments	(8,991)	35,857	13,719
Realized (losses) gains from settlements of non-designated derivative instruments	(604)	(864)	1,532
Equity (income) loss	(101,292)	(77,333)	14,523
Adjustments related to equity (loss) income (3)	326,361	344,223	267,852
Adjusted EBITDA	721,260	1,086,126	951,913
(1)Includes amounts presented in (loss) from continuing operations and income from discontinued operations on the consolidated statements of (loss) income.
(2)Foreign currency exchange (gain) loss includes an unrealized gain of $4.7 million in 2021 (2020 – gain of $26.8 million and 2019 - loss of $13.2 million) on cross currency swaps.
(3)Adjustments related to equity (loss) income is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments related to equity (loss) income exclude some, but not all, items that affect equity (loss) income, and these measures may vary among other companies. Therefore, adjustments related to equity (loss) income as presented in this Annual Report may not be comparable to similarly titled measures of other companies. Adjustments related to equity (loss) income includes depreciation and amortization, net interest expense, income tax expense, amortization of in-process revenue contracts, adjustments for direct financing and sales-type lease to a cash basis, (gain) on sales and write-down of vessels, realized and unrealized (gain) loss on derivative instruments and other items and write-down and loss on sale of equity-accounted investments, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Adjustments related to equity (loss) income are as follows:

	Year Ended December 31,
	2021	2020	2019
	(in thousands of U.S. Dollars)
Equity income (loss)	101,292	77,333	(14,523)
Depreciation and amortization	52,770	53,065	68,921
Interest expense, net of interest income	98,607	112,259	99,567
Income tax expense	1,479	1,504	1,757
Amortization of in-process revenue contracts and other	(3,792)	(3,792)	(3,793)
Adjustments for direct financing and sales-type lease to a cash basis	41,878	38,118	24,574
(Gain) on sale and write-down of vessels	(599)	17,000	—
Other items including realized and unrealized (gain) loss on derivative instruments	(6,857)	48,736	18,746
Write-down and loss on sale of equity-accounted investments	41,583	—	72,603
Adjustments related to equity (loss) income	326,361	344,223	267,852
Item 6.Directors, Senior Management and Employees

Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2021 are listed below:

Name	Age	Position
David Schellenberg	58	Chair (1)(2)(3)
Peter Antturi	63	Director
Rudolph Krediet	44	Director (3)
Heidi Locke Simon	54	Director (2)(4)(5)
Alan Semple	62	Director (6)
Kenneth Hvid	53	Director (5), President and Chief Executive Officer
Vincent Lok	53	Executive Vice President and Chief Financial Officer
Kevin Mackay	53	President and Chief Executive Officer, Teekay Tankers Ltd.

(1)Chair of Nominating and Governance Committee.
(2)Member of Audit Committee.
(3)Member of Compensation and Human Resources Committee.
(4)Chair of Compensation and Human Resources Committee.
(5)Member of Nominating and Governance Committee.
(6)Chair of Audit Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

David Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. Mr. Schellenberg has served on the board of Teekay Tankers Ltd. since June 2019 and served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from May 2019 until Stonepeak's acquisition of Seapeak in January 2022. He is a member of the Audit Committees of both Teekay Corporation and Teekay Tankers Ltd. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013 and served as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Peter Antturi joined the board of Teekay Corporation in June 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. He also joined the board of Teekay Tankers Ltd. in June 2021. Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Rudolph Krediet joined the board of Teekay Corporation in 2017 and brings over 20 years of experience as a financial investment professional to this role. He has served as a partner at Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, since 2013. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings, a publicly traded investment holding company, from 2010 to 2013, and as Vice President from 2006 to 2009. He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet has an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon joined the board of Teekay Corporation in 2017 and brings over 25 years of strategic management experience to this role. She also served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from June 2021 until Stonepeak's acquisition of Seapeak in January 2022. She was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She also served as a Board Observer with Teekay Corporation from 2016 to 2017 and as a director of KQED Public Media from 2008 to 2014. Ms. Locke Simon has served as Board Chair of Reflex Protect, Inc. since 2021, and she has served as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School.

Alan Semple has served as a director of Teekay Corporation since 2015 and currently serves as the Chair of the Audit Committee of Teekay Corporation. He previously served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC) and as the Chair of the Audit Committee, from May 2019 until Stonepeak's acquisition of Seapeak in January 2022. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD) where he is the Chair of the Audit Committee. He also served as a director and Chair of the Audit Committee of Cobham PLC (LSE: COB) until 2018.

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in June 2019. He has served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in June 2019. He has also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC) from September 2018 to January 2022 and from 2011 to 2015, and was appointed as its Chair in May 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of financial positions since joining Teekay in 1993, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2015 to 2018 and also served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 until 2017. Prior to joining Teekay, Mr. Lok worked in the audit practice of Deloitte & Touche LLP. Mr. Lok is a Chartered Professional Accountant (CPA, CA) and a Chartered Financial Analyst (CFA) charter holder.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd., a controlled subsidiary of Teekay Corporation, in 2014. Mr. Mackay joined Teekay Tankers Ltd. from Phillips 66, where he headed the global marine business unit, and held a similar role as the General Manager, Commercial Marine, at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director – Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

Compensation of Directors and Senior Management

Director Compensation

The aggregate cash fees received by the five non-employee directors listed above under Directors and Senior Management for their service as directors, plus reimbursement of their out-of-pocket expenses, was approximately $0.7 million. The Chair of the Board receives an annual cash retainer of $215,000. Each non-employee director, other than the Chair of the Board, receives an annual cash retainer of $90,000. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $10,000. The Chairs of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee each receive an annual cash fee of $20,000, $17,500 and $15,000, respectively. The Chair of the Board does not receive an additional cash retainer for being a member of the Audit Committee or the Compensation and Human Resources Committee or serving as the Chair of the Nominating and Governance Committee.

Each non-employee director, other than the Chair of the Board, also receives a $110,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under our 2013 Equity Incentive Plan (or the 2013 Plan). Pursuant to this annual retainer, during 2021, we granted 111,392 shares of restricted stock in June 2021.

The Chair of the Board also receives a $150,000 annual retainer to be paid by way of a grant of, at the Chair’s election, restricted stock or stock options under our 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2021, we granted 37,974 shares of restricted stock to David Schellenberg.

The restricted stock awards described in this section vest on their respective grant dates.
Annual Executive Compensation
The aggregate compensation earned in 2021, excluding equity-based compensation described below, by Teekay’s three executive officers listed above under Directors and Senior Management (or the Executive Officers) and three former executive officers who served during 2021, was $7.3 million. This is comprised of base salary ($3.0 million), annual bonus ($3.2 million) and pension and other benefits ($1.1 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.25 Canadian Dollars for each U.S. Dollar for 2021. Teekay’s annual bonus plan considers both company performance and team performance.
Long-Term Incentive Program
Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock option and restricted stock units. All grants in 2021 were made under our 2013 Plan.

In January 2021, the Board granted 437,870 performance share units of Teekay LNG Partners to certain of the Executive Officers in lieu of a portion of annual restricted stock units typically granted under Teekay's 2013 Equity Incentive Plan, Teekay Tanker Ltd. 2007 Long-Term Incentive Plan and Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. The performance share units would vest in three equal annual tranches commencing on June 2, 2022, but could vest on an accelerated basis upon the closing of the Merger of Seapeak. In all cases the performance share units would be settled in cash, with the value based on the merger consideration per Seapeak common unit in the Merger or as otherwise designated in the award. All performance share units vested and were paid out upon the Merger in January 2022.

During June 2021, the Board also granted 111,050 restricted stock units to Teekay's Executive Officers under our 2013 Plan. One-third of the restricted stock units vest on each of the first three anniversaries of their grant dates.
Options to Purchase Securities from Registrant or Subsidiaries
In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2021, we had reserved pursuant to our 2013 Plan 5,158,441 shares (December 31, 2020 – 5,581,663) of common stock.

During 2019, we granted options under the 2013 Plan to acquire up to 2,620,582 shares of Common Stock, respectively, to eligible officers, employees and directors. There were no granted options in 2021 and 2020, only restricted stock units were granted under the Plan. Each option under the Plans has a 10-year term and vests equally over three years from the grant date. The outstanding options under the Plans as at December 31, 2021 are exercisable at prices ranging from $3.98 to $56.76 per share, with a weighted-average exercise price of $9.90 per share and expire between March 6, 2022 and June 10, 2029.

Starting in 2013, employees who provide services to our publicly-traded subsidiary, Teekay Tankers, received a proportion of their annual equity compensation award under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, depending on their level of contribution towards the applicable subsidiary. These awards generally took the form of restricted stock units (or RSUs), but Teekay Tankers also granted stock options starting in 2014 to certain senior employees. The RSUs vest and become payable with respect to one-third of the shares on each of the first three years following the grant date and accrue distributions or dividends from the date of the grant to the date of vesting. Stock options vest one-third on each of the first three years and expire ten years after the date of their grant.
Board Practices
Our Board of Directors currently consists of six members as listed above under Directors and Senior Management. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Kenneth Hvid and Alan Semple were elected at the 2021 annual meeting. Directors Peter Antturi and David Schellenberg have terms expiring in 2022, and Messrs. Antturi and Schellenberg intend to stand for re-election at the 2022 annual meeting. David Schellenberg currently serves as Chair of the Board. Directors Heidi Locke Simon and Rudolph Krediet each have terms expiring in 2023.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board of Directors has determined that each of the current members of the Board, other than Kenneth Hvid, Teekay’s President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Heidi Locke Simon and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions".

The Board of Directors has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our web site at www.teekay.com.

The NYSE does not require a company like ours, which is a “foreign private issuer”, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board of Directors has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2021 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members, other than Mr. Hvid’s membership on the Nominating and Governance Committee, and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors – Teekay Corporation – Governance” from the home page of our website at www.teekay.com. During 2021, the Board held eight meetings. Each director attended all Board meetings. The members of the Audit Committee, Compensation and Human Resources Committee and Nominating and Governance Committee attended all meetings.

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

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Our Compensation and Human Resources Committee is composed entirely of directors who satisfy applicable NYSE compensation committee independence standards. This committee is currently comprised of Heidi Locke Simon (Chair), Rudolph Krediet and David Schellenberg.

The Compensation and Human Resources Committee:

•reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;
•reviews and approves the evaluation process and compensation structure for executive officers, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;
•reviews and makes recommendations to the Board regarding compensation for directors;
•establishes and oversees long-term incentive compensation and equity-based plans; and
•oversees our other compensation plans, policies and programs.

Our Nominating and Governance Committee is currently comprised of David Schellenberg (Chair), Kenneth Hvid and Heidi Locke Simon.

The Nominating and Governance Committee:

•identifies individuals qualified to become Board members and recommends to the Board of Directors nominees for election as directors;
•maintains oversight of the operation and effectiveness of the Board and our corporate governance;
•develops, updates and recommends to the Board corporate governance principles and policies applicable to us, and monitors compliance with these principles and policies; and
•oversees the evaluation of the Board and its committees.
The Board's Role in Oversight of Environmental, Social and Corporate Governance
Our Corporate Governance Guidelines outline the Board’s role in oversight of our health, safety and environmental performance and our performance on sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with our policies, practices and contributions made in fulfillment of our social responsibilities and commitment to sustainability.
Crewing and Staff
As at December 31, 2021, we employed approximately 4,150 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and approximately 645 shore-based personnel, compared to approximately 4,710 seagoing and 640 shore-based personnel as at December 31, 2020, and approximately 5,050 seagoing and 650 shore-based personnel as at December 31, 2019.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Manila, Philippines; Mumbai, India; and Sydney, Australia, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

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

Our commitment to training is fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Canada, Croatia, India, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on-board a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2021, of our common stock by the five directors and three Executive Officers as a group, described above under Directors and Senior Management as at the date of this Annual Report. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of March 1, 2022 (60 days after December 31, 2021) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (8 persons) (1)(2)	2,924,791	2.9% (3)
 ____________________________
(1)Includes 2,080,147 shares of common stock subject to stock options exercisable as of March 1, 2022 under our equity incentive plans with a weighted-average exercise price of $7.61 that expire between March 6, 2022 and June 10, 2029. Excludes 370,584 shares of common stock subject to stock options that may become exercisable after March 1, 2022 under the plans with a weighted average exercise price of $3.98, that expire on June 10, 2029. Also includes 421,562 RSUs that have vested but have not been issued as at March 1, 2022. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Each director is expected to hold shares of Teekay having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than March 1, 2022 or the fifth anniversary of the date on which the director joined the Board, whichever is later. In addition, each Executive Officer is expected to acquire shares of Teekay’s common stock equivalent in value to one to three times their annual base salary by 2018 or, for executive officers subsequently joining Teekay or achieving a position covered by the guidelines, within five years after the guidelines become applicable to them.
(3)Based on a total of 101.6 million outstanding shares of our common stock as of December 31, 2021. Each director and Executive Officer beneficially owns less than 1% of the outstanding shares of common stock.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2021, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2022 (60 days after December 31, 2021) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	31.4%
Cobas Asset Management, SGIIC, S.A. (2)	12,228,356	12.0%
 ____________________________
(1)Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 10) filed by Resolute and Path with the SEC on January 29, 2018. Resolute’s beneficial ownership was 31.4% on December 31, 2021 and 31.6% on December 31, 2020. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Includes sole and shared voting power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 15, 2022.
(3)Based on a total of 101.6 million outstanding shares of our common stock as of December 31, 2021.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiary Teekay Tankers. Certain of these relationships and transactions are described below.
Relationships with Our Major Shareholder
As of December 31, 2021, Resolute owned approximately 31.4% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our current directors, Rudolph Krediet, is partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates. In addition, our director Heidi Locke Simon is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including in the Teekay Group.
Our Directors and Executive Officers
Our directors David Schellenberg, Kenneth Hvid and Peter Antturi also serve as directors of Teekay Tankers, including Mr. Hvid as Chair of Teekay Tankers. Our executive officer Kevin Mackay also serves as the President and Chief Executive Officer of Teekay Tankers.

Because the Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employees of Teekay's subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers) is paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers has agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2021, these reimbursement obligations totaled approximately $2.0 million. For 2020 and 2019, these reimbursement obligations totaled approximately $1.9 million and $1.8 million, respectively.
Relationship and Management Agreement with Teekay Tankers
Please see “Item 4C – Information on the Company – Organizational Structure” for information about our ownership interests in Teekay Tankers.
Teekay Tankers’ organization documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Management Agreement. In connection with its initial public offering, Teekay Tankers entered into a long-term management agreement with a Teekay subsidiary, which currently is Teekay Services Ltd. (or the Manager).
Pursuant to the Management Agreement, the Manager agreed to provide the following types of services to Teekay Tankers: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Following Teekay Tankers' purchase from us in 2018 of our subsidiary that previously provided commercial management and technical services for most of Teekay Tankers’ fleet. Teekay Tankers has elected not to receive such services from us.

Under the Management Agreement, Teekay Tankers pays fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2021, 2020, and 2019, Teekay Tankers incurred $34.6 million, $31.8 million, and $32.6 million, respectively, for all of these services, and during 2021, 2020 and 2019, the Manager paid to the Teekay Tankers subsidiaries with which it subcontracted for certain services, $0.7 million, $0.7 million and $0.8 million, respectively.

The Management Agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2021, 2020 or 2019.

Other

Please see "Item 18 – Financial Statements: Note 13 – Related Party Transactions” for information about other related party transactions.
Item 8.Financial Information
Consolidated Financial Statements and Notes
Please see "Item 18 – Financial Statements" below for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to seek indemnification from charterers. For information about recent legal proceedings, please read “Item 18 – Financial Statements: Note 16b – Legal Proceedings and Claims".
Dividend Policy
Since our initial public offering in 1995 until the quarter ended December 31, 2018, we had declared and paid a regular cash dividend. Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.
In 2018, Teekay Tankers eliminated its regular dividend payments in order to preserve liquidity during the cyclical downturn of the tanker spot market. With a current focus on building net asset value through balance sheet delevering and reducing its cost of capital, any future dividends by Teekay Tankers would be paid when, as and if determined by Teekay Tankers' Board of Directors.

Pursuant to our dividend reinvestment program, holders of shares of our common stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of common stock at then-prevailing market prices, but without brokerage commissions or service charges.

The timing and amount of our dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Since we primarily are a holding company, with limited assets other than our ownership interest in Teekay Tankers, our marine services business in Australia, and a net cash position as of January 13, 2022 resulting from sale of the Teekay Gas Business, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries and distributions from our subsidiaries. Our Board of Directors may change our common stock dividends at any time.

Significant Changes
Please read “Item 18 – Financial Statements: Note 24 – Subsequent Events" for descriptions of significant changes that have occurred since December 31, 2021”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development and Results of Operations".
Item 9.The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”.
Item 10.Additional Information
Memorandum and Articles of Association
Our Amended and Restated Articles of Incorporation, as amended, have been filed as Exhibits 1.1 and 1.2 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and are hereby incorporated by reference into this Annual Report. Our Amended and Restated Bylaws, have been filed as Exhibit 1.1 to our Report on Form 6-K (File No. 1-12874), furnished to the SEC on May 27, 2020, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in Exhibit 2.3 (entitled “Description of Securities Registered Under Section 12 of the Exchange Act”) to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of holders of our capital stock and the conditions governing the manner in which annual and special meetings of shareholders are convened are described in our Amended and Restated Bylaws filed as Exhibit 1.1 to our Report on Form 6-K (File No. 1-12874), furnished to the SEC on May 27, 2020, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.
Material Contracts
The contracts included as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of our credit facilities are included in "Item 18 – Financial Statements: Note 8 – Long-Term Debt".
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

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•dealers in securities or currencies,
•traders in securities that have elected the mark-to-market method of accounting for their securities,
•persons whose functional currency is not the U.S. dollar,

•persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•certain U.S. expatriates,
•financial institutions,
•insurance companies,
•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our common stock (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

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
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we have never been, and we do not expect to be for the 2022 taxable year, classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income (or the PFIC income test), or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income (or the PFIC income test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and cash equivalents (or cash assets) are considered to be assets that produce passive income. We have experienced a significant change in the composition of our assets as a result of our receipt of substantial cash assets in connection with the sale of all of our interests in Seapeak to Stonepeak in January 2022. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2022 taxable year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to future results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC for the 2022 taxable year and for future taxable years. If any such case were to occur, our PFIC status for the 2022 taxable year and future taxable years may also depend on how, and how quickly, if at all, we use our existing cash assets. Accordingly, there can be no assurance that we will not be a PFIC for the 2022 taxable year or any future taxable year under the PFIC asset test.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or the stock of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that the IRS or a court of law will accept our position or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2022 taxable year or any future taxable year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. If we were to become a PFIC in 2022, the Electing Holders would be required to include their pro rata share of our ordinary earnings and net taxable capital gain, if any, in their income for their 2022 taxable year. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and, at the present time, do not intend to provide such information in the current taxable year as we have not been and do not expect to be treated as a PFIC for 2022. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

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

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;
•the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non-Electing Holder, who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

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
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
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
Non-United States Tax Considerations
Marshall Islands Tax Considerations. Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuances of shares of our common stock was and is expected to be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on dividends we make to our shareholders. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities".
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro and Singaporean Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

In some cases, we hedge our near-term foreign currency exposure but this hedging does not exceed three years forward.

As at December 31, 2021, we were committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset / (Liability) $
	Contract Amount in			Expected Maturity $
	Foreign Currency	Average Forward Rate (1)		2022
GBP	4,000	0.73945	(58)	5,409

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that required us to make interest payments based on LIBOR. In January 2022, LIBOR was replaced with the Secured Overnight Financing Rate (or SOFR) for Teekay Tankers' working capital loan. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. Please read "Item 3 – Risk Factors" for more details on the potential phasing out of LIBOR as an interest “benchmark”.

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

The table below provides information about our financial instruments related to continuing operations at December 31, 2021 that are sensitive to changes in interest rates, including our debts and obligations related to finance leases and interest rate swap, but excluding any amounts related to our equity-accounted investment. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swap, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

			Expected Maturity Date
	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Short-Term Debt:
Variable Rate ($U.S.) (2)	25.0	—	—	—	—	—	25.0	(25.0)	3.6%
Long-Term Debt:
Variable Rate ($U.S.) (2)	15.8	107.4	201.3	—	—	—	324.5	(325.5)	2.5%
Fixed-Rate Debt ($U.S.)	243.4	112.2	—	—	—	—	355.6	(352.4)	7.9%
Average Interest Rate (3)	9.3%	5.0%	—%	—%	—%	—%	7.9%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (2) (4)	15.1	15.1	15.1	15.1	15.1	61.7	137.2	(137.2)	3.0%
Fixed-Rate ($U.S.) (4)	12.2	13.0	13.9	14.8	15.7	89.0	158.6	(169.2)	6.3%
Average Interest Rate (5)	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

Interest Rate Swap:
Contract Amount ($U.S.) (2)	—	—	50.0	—	—	—	50.0	0.6	0.8%
(1)Rate refers to the weighted-average effective interest rate for our short-term debt, long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt, which, as of December 31, 2021, ranged from 2.25% to 2.40%. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our obligations related to finance leases at the inception of the leases.
(2)Interest payments on our debts, obligations related to variable-rate finance leases and interest rate swap are based on LIBOR. The average variable receive rate for our interest rate swap is set quarterly at the 3-month LIBOR. In January 2022, LIBOR was replaced with the Secured Overnight Financing Rate for our short-term debt.
(3)The average interest rate is the weighted-average interest rate related to fixed-rate debt.
(4)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(5)The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate finance leases at the inception of the leases.
Commodity Price Risk
From time to time, we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2021, we were not committed to any bunker fuel swap contracts.
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
Item 12.Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.Controls and Procedures
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2021.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2021. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2021 and 2020 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2021 and 2020.

Fees (in thousands of U.S. dollars)	2021	2020
Audit Fees (1)	3,524	2,833
Audit-Related Fees (2)	39	49
Total	3,563	2,882
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2021 and 2020 include approximately $1,434,599 and $1,099,700, respectively, of fees paid to KPMG LLP by Teekay LNG Partners that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG Partners. Audit fees for 2021 and 2020 include approximately $817,064 and $645,900, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2021 and 2020.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Neither Teekay nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2020 and 2021.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies, and which difference are permitted by New York Stock Exchange (or NYSE) rules for “foreign private issuers” such as Teekay Corporation:

•In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans or prior to certain equity issuances (including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction), the Board of Directors approves such adoption or issuance; and
•One member of the Board of Directors’ Nominating and Governance Committee is not independent under NYSE standards.

There are no other significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing requirements of the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.
PART III
Item 17.Financial Statements
Not applicable.

Item 18.Financial Statements
The following consolidated financial statements and schedule, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.
Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (1)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (1)
1.3	Amended and Restated Bylaws of Teekay Corporation. (2)
2.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation. (10)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (10)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act. (3)
2.4	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee relating to 5.000% Convertible Senior Notes due 2023. (4)
4.1	Amended 1995 Stock Option Plan. (5)
4.2	Amended 2003 Equity Incentive Plan. (6)
4.4	Form of Indemnification Agreement between Teekay and each of its officers and directors. (10)
4.5
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (7)

4.6	2013 Equity Incentive Plan. (8)
4.7
Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility. (9)

4.8	Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc. (10)
4.9	Annual Executive Short-Term Incentive Plan. (11)
4.10	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings L.P., Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (12)
4.11	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings L.P. (12)
4.12	Covenant Letter Agreement dated October 4, 2021 between Teekay Corporation and Stonepeak Limestone Holdings L.P.
8.1	List of Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer.
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Corporation Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
_________________________
(1)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and hereby incorporated by reference to such Report.
(2)Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on May 27, 2020, and hereby incorporated by reference to such Report.
(3)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(4)Previously filed as an exhibit to the Company’s Form 6-K (File No.1-12874), filed with the SEC on January 26, 2018, and hereby incorporated by reference to such Report.
(5)Previously filed as an exhibit to the Company’s Form 20-F (File No.1-12874), filed with the SEC on April 2, 2001, and hereby incorporated by reference to such Report.
(6)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 25, 2012, and hereby incorporated by reference to such Report.

(7)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(9)Previously filed as exhibit 4.32 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(10)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 1, 2021, and hereby incorporated by reference to such Report.
(11)Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on May 21, 2021, and hereby incorporated by reference to such Report.
(12)Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:

April 6, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of (loss) income, comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 6, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for credit losses as of January 1, 2020 due to the adoption of ASU 2016-13 Financial Instruments— Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).
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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of conventional tankers

As discussed in Note 1 to the consolidated financial statements, the Company assesses vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. Estimates of undiscounted cash flows used to determine the recoverability of a vessel’s carrying value involve, amongst others, assumptions about future charter rates. As discussed in Note 18 to the consolidated financial statements, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down by $85.0 million in the year ended December 31, 2021. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2021, was $1,351 million.

We identified the assessment of the recoverability of conventional tankers as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated future charter rates used in determining the undiscounted expected cash flows because the estimation of future charter rates is subject to significant measurement uncertainty. Changes in estimated future charter rates could have had a significant impact on the recoverability of conventional tankers.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included an internal control related to the determination of estimated future charter rates. We assessed a selection of estimated future charter rates by comparing them to historical rates and third-party industry publications for conventional tankers with similar characteristics, including type and size. We compared the Company’s historical revenue projections to actual results to assess the Company’s ability to accurately project future revenue. We performed a sensitivity analysis over the estimated future charter rates used in determining the undiscounted expected cash flows to assess their impact on the Company’s determination of the recoverability of the conventional tankers.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
April 6, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on Internal Control Over Financial Reporting

We have audited Teekay Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of (loss) income, comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated April 6, 2022 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 6, 2022

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME (notes 1 and 23)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Revenues (notes 2 and 13)	682,508	1,146,255	1,275,045
Voyage expenses	(315,113)	(297,239)	(402,290)
Vessel operating expenses (note 13)	(295,599)	(411,553)	(467,304)
Time-charter hire expenses (note 13)	(15,440)	(56,719)	(98,767)
Depreciation and amortization	(106,084)	(131,379)	(153,907)
General and administrative expenses (note 13)	(74,387)	(64,153)	(69,730)
(Write-down) and gain (loss) on sale of assets (note 18)	(92,368)	(149,238)	(183,874)
Asset retirement obligation extinguishment gain (note 6)	32,950	—	—
Gain on commencement of sales-type lease (note 2)	—	44,943	—
Restructuring charges (note 20)	(1,820)	(10,720)	(8,350)
(Loss) income from vessel operations	(185,353)	70,197	(109,177)
Interest expense	(68,412)	(89,075)	(111,398)
Interest income	169	1,439	3,404
Realized and unrealized gains (losses) on non-designated derivative instruments (note 15)	467	(2,523)	(358)
Equity (loss) income (note 22)	(14,107)	5,100	(73,342)
Foreign exchange loss (notes 8 and 15)	(2,414)	(2,345)	(3,523)
Other loss (note 14)	(12,776)	(1,538)	(12,467)
Loss from continuing operations before income taxes	(282,426)	(18,745)	(306,861)
Income tax recovery (expense) (note 21)	4,963	(5,559)	(17,846)
Loss from continuing operations	(277,463)	(24,304)	(324,707)
Income from discontinued operations (note 23)	274,095	115,286	175,721
Net (loss) income	(3,368)	90,982	(148,986)
Net loss (income) attributable to non-controlling interests (note 1)	11,174	(173,915)	(161,591)
Net income (loss) attributable to the shareholders of Teekay Corporation	7,806	(82,933)	(310,577)
Amounts attributable to the shareholders of Teekay Corporation
Loss from continuing operations	(277,463)	(24,304)	(324,707)
Net loss (income) attributable to non-controlling interests, continuing operations	174,792	(105,445)	(47,854)
Net loss attributable to the shareholders of Teekay Corporation, continuing operations	(102,671)	(129,749)	(372,561)
Income from discontinued operations	274,095	115,286	175,721
Net income attributable to non-controlling interests, discontinued operations	(163,618)	(68,470)	(113,737)
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	110,477	46,816	61,984
Net income (loss) attributable to the shareholders of Teekay Corporation	7,806	(82,933)	(310,577)
Per common share attributable to the shareholders of Teekay Corporation (note 19)
• Basic and diluted loss from continuing operations attributable to shareholders of Teekay Corporation	(1.01)	(1.28)	(3.70)
• Basic and diluted income from discontinued operations attributable to shareholders of Teekay Corporation	1.08	0.46	0.62
• Basic and diluted income (loss)	0.08	(0.82)	(3.08)
• Cash dividends declared	—	—	0.055
Weighted average number of common shares outstanding (note 19)
• Basic and Diluted	102,148,629	101,053,095	100,719,224
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (notes 1 and 23)
(in thousands of U.S. dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Net (loss) income	(3,368)	90,982	(148,986)
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments - discontinued operations	29,292	(66,958)	(57,615)
Pension adjustments, net of taxes	1,881	(548)	(1,153)
Amounts reclassified from accumulated other comprehensive loss
Realized loss on qualifying cash flow hedging instruments - discontinued operations	23,559	17,890	161
Other comprehensive income (loss):	54,732	(49,616)	(58,607)
Comprehensive income (loss)	51,364	41,366	(207,593)
Comprehensive income attributable to non-controlling interests	(20,203)	(140,106)	(122,844)
Comprehensive income (loss) attributable to shareholders of Teekay Corporation	31,161	(98,740)	(330,437)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 23)
(in thousands of U.S. dollars)

	As at December 31, 2021 $	As at December 31, 2020 $
ASSETS
Current
Cash and cash equivalents (notes 8 and 17)	108,977	128,743
Restricted cash – current (notes 10, 15 and 17)	2,227	2,786
Accounts receivable, including non-trade of $1,385 (2020 – $2,407)	59,951	142,812
Accrued revenue	44,503	50,715
Prepaid expenses	63,053	50,043
Current portion of net investment in sales-type lease, net (note 2)	12,009	857
Assets held for sale (note 18)	43,543	32,974
Current assets - discontinued operations (note 23)	4,804,439	281,041
Total current assets	5,138,702	689,971
Restricted cash – non-current (notes 10 and 17)	3,135	3,135
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $271,900 (2020 – $417,400)	925,249	1,104,742
Vessels related to finance leases, at cost, less accumulated amortization of $112,900 (2020 – $124,400) (note 10)	411,749	450,558
Operating lease right-of-use assets (notes 1 and 9)	14,257	32,211
Total vessels and equipment	1,351,255	1,587,511
Net investment in sales-type lease, net – non-current (note 2)	—	13,714
Investment in and loans, net to equity-accounted investment (note 22)	12,954	28,562
Goodwill, intangibles and other non-current assets (notes 5, 6 and 15)	25,936	37,685
Non-current assets - discontinued operations (note 23)	—	4,585,334
Total assets	6,531,982	6,945,912
LIABILITIES AND EQUITY
Current
Accounts payable	41,081	119,280
Accrued liabilities and other (notes 6)	103,063	141,574
Short-term debt (note 7)	25,000	10,000
Current portion of long-term debt (note 8)	255,306	10,858
Current obligations related to finance leases (note 10)	27,032	78,476
Current portion of operating lease liabilities (notes 1 and 9)	9,389	11,105
Current liabilities - discontinued operations (note 23)	2,877,629	531,741
Total current liabilities	3,338,500	903,034
Long-term debt (note 8)	416,174	572,036
Long-term obligations related to finance leases (note 10)	267,449	281,567
Long-term operating lease liabilities (notes 1 and 9)	4,868	22,435
Other long-term liabilities (notes 6)	72,508	109,075
Non-current liabilities - discontinued operations (note 23)	—	2,586,474
Total liabilities	4,099,499	4,474,621
Commitments and contingencies (notes 8, 9, 10, 15 and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,571,141 shares outstanding and issued (2020 – 101,108,886)) (note 12)	1,053,802	1,057,319
Accumulated deficit	(513,242)	(527,028)
Non-controlling interest	1,917,433	1,989,883
Accumulated other comprehensive loss (note 1)	(25,510)	(48,883)
Total equity	2,432,483	2,471,291
Total liabilities and equity	6,531,982	6,945,912
Subsequent events (note 24)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 23)
(in thousands of U.S. dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(3,368)	90,982	(148,986)
Less: Income from discontinued operations	(274,095)	(115,286)	(175,721)
Loss from continuing operations	(277,463)	(24,304)	(324,707)
Non-cash and non-operating items:
Depreciation and amortization	106,084	131,379	153,907
Write-down and (gain) loss on sale of assets (note 18)	92,368	149,238	183,874
Asset retirement obligation extinguishment gain (note 6)	(32,950)	—	—
Gain on commencement of sales-type lease (note 2)	—	(44,943)	—
Equity loss (income)	14,107	(5,100)	73,342
Foreign currency exchange loss and other	19,363	30,146	42,321
Change in operating assets and liabilities (note 17)	(63,414)	118,500	(56,291)
Net operating cash flow - continuing operations	(141,905)	354,916	72,446
Net operating cash flow - discontinued operations (note 23)	220,021	629,101	310,860
Net operating cash flow	78,116	984,017	383,306
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	221,167	574,872	292,048
Prepayments of long-term debt	(135,000)	(900,767)	(615,961)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	(11,229)	(49,886)	(101,107)
Proceeds from short-term debt	50,000	235,000	200,000
Prepayments of short-term debt	(35,000)	(275,000)	(150,000)
Proceeds from financing related to sale-leaseback of vessels, net of issuance costs	140,226	—	63,720
Prepayments of obligations related to finance leases	(184,115)	(29,596)	—
Scheduled repayments of obligations related to finance leases	(23,873)	(25,149)	(24,221)
Purchase of Teekay Tankers common shares (note 4)	(4,749)	—	—
Cash dividends paid	—	—	(5,523)
Other financing activities	(1,046)	(798)	(580)
Net financing cash flow - continuing operations	16,381	(471,324)	(341,624)
Net financing cash flow - discontinued operations (note 23)	(242,037)	(626,189)	(40,605)
Net financing cash flow	(225,656)	(1,097,513)	(382,229)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(21,447)	(16,025)	(11,628)
Proceeds from sale of vessels and equipment (note 18)	58,090	60,915	20,008
Proceeds from sale of assets, net of cash sold (notes 13 and 18)	—	24,977	100,000
Proceeds from repayments of advances to equity-accounted joint venture	1,500	4,650	—
Other investing activities	—	(9,983)	—
Net investing cash flow - continuing operations	38,143	64,534	108,380
Net investing cash flow - discontinued operations (note 23)	(30,973)	(1,473)	(158,771)
Net investing cash flow	7,170	63,061	(50,391)
Decrease in cash, cash equivalents, restricted cash and cash held for sale	(140,370)	(50,435)	(49,314)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	405,890	456,325	505,639
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	265,520	405,890	456,325
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(310,577)	—	161,591	(148,986)
Other comprehensive loss	—	—	—	(19,860)	(38,747)	(58,607)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(63,343)	(63,343)
Reinvested dividends	1	2	—	—	—	2
Employee stock compensation and other (note 12)	348	6,623	—	—	—	6,623
Change in accounting policy (note 1)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	3,067	—	(25,815)	(22,748)
Balance at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(82,933)	—	173,915	90,982
Other comprehensive loss	—	—	—	(15,807)	(33,809)	(49,616)
Dividends declared:
Other dividends	—	—	—	—	(79,803)	(79,803)
Employee stock compensation and other (note 12)	325	5,035	—	—	—	5,035
Change in accounting policies (note 1)	—	—	(17,666)	—	(37,434)	(55,100)
Changes to non-controlling interest from equity contributions and other	—	—	120,255	(9,339)	(122,716)	(11,800)
Balance at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income (loss)	—	—	7,806	—	(11,174)	(3,368)
Other comprehensive income	—	—	—	23,355	31,377	54,732
Dividends declared:
Other dividends	—	—	—	—	(85,384)	(85,384)
Employee stock compensation and other (note 12)	462	2,817	—	—	—	2,817
Change in accounting policy (note 1)	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	5,980	18	(7,269)	(1,271)
Balance at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
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

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries: Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)) and Teekay Tankers Ltd. (or Teekay Tankers). As of December 31, 2021, Teekay owned a 42.4% interest in Seapeak (2020 – 42.4%), including common units and its general partner interest, and 29.8% of the capital stock of Teekay Tankers (2020 – 28.6%), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates this subsidiary. Prior to January 13, 2022 (see below), Teekay maintained control of Teekay LNG Partners by virtue of its 100% ownership interest in the general partner of Teekay LNG Partners, which was a publicly-traded partnership.

Effective on February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands, and changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

On October 4, 2021, Teekay LNG Partners (now known as Seapeak LLC) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively the Teekay Gas Business). The transactions closed on January 13, 2022 (see Note 24). The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company. See Note 23 – Discontinued Operations for further information.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. COVID-19 has also been a contributing factor to the decline in short-term tanker charter rates and to an increase in certain crewing-related costs, which has had an impact on the Company's cash flows. During the year ended December 31, 2021, excluding vessels held by the Teekay Gas Business (see Note 23), COVID-19 was a contributing factor to the write-down of certain tankers of Teekay Tankers (2020 - certain tankers of Teekay Tankers and one floating production storage and offloading (or FPSO) unit of Teekay Parent), as described in Note 18 - (Write-down) and Gain (Loss) on Sale of Assets. COVID-19 was also a contributing factor to the reduction in certain tax accruals during the year ended December 31, 2020, as described in Note 21 - Income Tax Recovery (Expense).

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of (loss) income as a deduction from the Company’s net (loss) income to arrive at net income (loss) attributable to the shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interests (with the exception of Seapeak until May 11, 2020, when Teekay and Seapeak agreed to eliminate all of Seapeak's incentive distribution rights) is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay), which is consistent with how dividends and distributions were paid or were payable for these non-wholly-owned subsidiaries. In periods when vessels are sold by Seapeak or Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiaries Seapeak or Teekay Tankers. As reflected in the table below, during 2019, such vessel sales by Seapeak resulted in a (decrease) increase in net income (loss) of Seapeak attributable to the non-controlling interest (controlling interest) by ($7.5) million. Also reflected in the table below, during 2019, 2020 and 2021, such vessel sales by Teekay Tankers resulted in increases (decreases) in net income (loss) of Teekay Tankers attributable to the non-controlling interest (controlling interest) by $18.4 million, $43.2 million and ($1.8) million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Prior to its conversion to a limited liability company in February 2022, Seapeak had limited partners and a general partner. Seapeak's general partner was wholly-owned by Teekay until January 13, 2022. Seapeak's limited partners held common units and preferred units. For each quarterly period, the method of attributing Seapeak’s net income (loss) of that period to the non-controlling interests of Seapeak begins by attributing net income (loss) of Seapeak to the non-controlling interests which hold 100% of the preferred units of Seapeak based on the amount of preferred unit distributions declared for the quarterly period.

Until May 11, 2020, when Teekay and Seapeak agreed to eliminate all of Seapeak's incentive distribution rights, the remaining net income (loss) to be attributed to the controlling interest and the non-controlling interests of Seapeak was then divided into two components. The first component consisted of the cash distribution that Seapeak would declare and pay to limited and general partners for that quarterly period (or the Distributed Earnings). The second component consisted of the difference between (a) the net income (loss) of Seapeak that was available to be allocated to the common unitholders and the general partner and (b) the amount of the first component cash distribution (or the Undistributed Earnings). The portion of the Distributed Earnings that was allocated to the non-controlling interests was the amount of the cash distribution that Seapeak would declare and pay to the non-controlling interests for that quarterly period. The portion of the Undistributed Earnings that was allocated to the non-controlling interests was based on the relative ownership percentages of the non-controlling interests of Seapeak compared to the controlling interest. The controlling interests included both limited partner common units and the general partner interest.

The total net income (loss) of Teekay’s consolidated partially-owned entities and the attribution of that net income (loss) to controlling and non-controlling interests is as follows:

	Net (loss) income attributable to non-controlling interests					Controlling Interest			Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Distri- buted Earnings	Undistri- buted Earnings (Loss)	Total Non-Controlling Interest	Distri- buted Earnings	Undistri- buted Earnings (Loss)	Total Controlling Interest (Teekay)
Seapeak (2)	12,900	25,702	—	125,016	163,618	—	91,930	91,930	255,548
Teekay Tankers	—	—	—	(174,787)	(174,787)	—	(67,585)	(67,585)	(242,372)
Other entities and eliminations	—	—	—	—	(5)
For the Year Ended December 31, 2021	12,900	25,702	—	(49,771)	(11,174)
Seapeak (2)	9,955	25,702	—	32,816	68,473	—	28,839	28,839	97,312
Teekay Tankers	—	—	—	105,455	105,455	—	(18,138)	(18,138)	87,317
Other entities and eliminations	—	—	—	—	(13)
For the Year End December 31, 2020	9,955	25,702	—	138,271	173,915
Seapeak (2)	11,814	25,702	40,138	36,007	113,661	20,368	30,575	50,943	164,604
Teekay Tankers	—	—	—	47,887	47,887	—	(6,525)	(6,525)	41,362
Other entities and eliminations	—	—	—	—	43
For the Year Ended December 31, 2019	11,814	25,702	40,138	83,894	161,591
(1)Includes earnings attributable to common and preferred shares.
(2)Seapeak forms part of discontinued operations as at December 31, 2021.

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
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign exchange loss in the accompanying consolidated statements of (loss) income.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Revenues

The Company's FPSO contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease. Time-charter contracts accounted for as direct financing leases and sales type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

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

Management fees and other
Revenues are also earned from the management of third-party vessels and an LNG terminal in Bahrain, in which Seapeak has a 30% interest. The Company recognizes fixed revenue on a straight-line basis over the duration of the management contract and variable revenue, such as monthly commissions, in the month they are earned. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue, if it controls such goods or services before they are transferred to the customer, and presents such reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer.
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
Accounts receivable and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The consolidated balance sheets reflect in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and, in accrued revenue, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2021, 2020 and 2019 aggregated $78.5 million, $102.5 million and $124.8 million, respectively. Depreciation includes depreciation of all owned vessels and amortization of vessels accounted for as finance leases.

Generally, the Company dry docks each oil tanker every two and a half years to five years. FPSO units are generally not dry docked and maintenance is performed on these units while at sea. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry-docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking, and for annual class survey costs on the Company’s FPSO units.

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2019 to December 31, 2021:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Balance at the beginning of the year	67,527	71,807	56,019
Costs incurred for dry dockings	23,042	28,546	45,371
Dry-dock amortization	(27,123)	(27,851)	(26,682)
Write-down / sales of vessels	(532)	(4,975)	(2,901)
Balance at the end of the year	62,914	67,527	71,807

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

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

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other loss within the consolidated statements of (loss) income.

Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Company:

•recognized an allowance for doubtful accounts consisting of the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determined the allowance based on historical write-off experience and customer economic data. The Company reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectability. Account balances were charged off against the allowance when the Company believed that the receivable would not be recovered.

•analyzed its loans for collectability during each reporting period. A loan loss provision was recognized when, based on current information and events, it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considered in determining if a loan loss provision was required included, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available) any information provided by the debtor regarding its ability to repay the loan and the fair value of the underlying collateral. When a loan loss provision was recognized, the Company measured the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognized the resulting loss in the consolidated statements of (loss)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
income. The carrying value of the loan was adjusted each subsequent reporting period to reflect any changes in the present value of expected future cash flows.

For charter contracts being accounted for as operating leases, if the remaining lease payments are no longer probable of being collected, any unpaid accounts receivable and any accrued revenue will be reversed against revenue and any subsequent payments will be recognized as revenue when collected until such time that the remaining lease payments are probable of being collected.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps designated as cash flow hedges, which are included in discontinued operations.

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the Company's consolidated statements of (loss) income. Gains and losses from the Company’s non-designated cross currency swaps are recorded in income from discontinued operations in the Company's consolidated statements of (loss) income.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company's consolidated statements of (loss) income. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company's consolidated statements of (loss) income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.

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

Vessels sold and leased back by the Company, where the Company has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease, are accounted for as a failed sale of the vessel. For such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease, and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.
Asset retirement obligation
The Company has an asset retirement obligation (or ARO) relating to the recycling of the Petrojarl Foinaven FPSO unit in accordance with EU ship recycling regulations on completion of its current contract, and the Company had an ARO relating to the subsea production facility associated with the Petrojarl Banff FPSO unit which operated in the North Sea. The obligation relating to the Petrojarl Banff FPSO unit, which was fully discharged in May 2021, generally involved the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. The ARO related to the Petrojarl Foinaven FPSO unit will be covered in part by a contractual payment to be received from the FPSO contract counterparty.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. Please refer to Note 6 for further details of the Company's AROs.
Share-based compensation
The Company grants stock options, restricted stock units, performance share units and restricted stock awards as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. The fair value is remeasured at the end of each reporting period for those awards that are required to be settled in cash. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

Compensation cost for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The compensation cost of the Company’s stock-based compensation awards is substantially reflected in general and administrative expense. Awards that are required to be settled in cash are reflected in accrued liabilities in the Company's consolidated balance sheet.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Company's consolidated statements of (loss) income.

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or Bermuda, and that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries. The Company qualifies for the Section 883 exemption under U.S. federal income tax purposes, with the exception of Seapeak.
Accumulated other comprehensive loss
The following table contains the changes in the balances of each component of accumulated other comprehensive loss attributable to shareholders of Teekay for the periods presented.

	Pension Adjustments Relating to Continuing Operations $	Qualifying Cash Flow Hedging Instruments Related to Discontinued Operations $	Total $
Balance as of December 31, 2018	(3,176)	903	(2,273)
Other comprehensive loss and other	(1,153)	(20,311)	(21,464)
Balance as of December 31, 2019	(4,329)	(19,408)	(23,737)
Other comprehensive loss and other	(548)	(15,259)	(15,807)
Changes to non-controlling interest in AOCI from equity contributions	—	(9,339)	(9,339)
Balance as of December 31, 2020	(4,877)	(44,006)	(48,883)
Other comprehensive income and other	1,881	21,474	23,355
Changes to non-controlling interest in AOCI from equity contributions	—	18	18
Balance as of December 31, 2021	(2,996)	(22,514)	(25,510)
Employee pension plans
The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. With the exception of certain of the Company’s employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2021, 2020 and 2019, the amount of cost recognized for the Company’s defined contribution pension plans was $6.2 million, $7.6 million and $7.5 million, respectively.

The Company also has defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Australia. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated balance sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The Company's funded status was a deficit of $0.1 million at December 31, 2021 and a deficit of $2.8 million at December 31, 2020.
Earnings (loss) per common share
The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock awards using the treasury stock method. The computation of diluted loss per share does not assume such exercises. In periods with discontinued operations where potential common shares are antidilutive to earnings per share from continuing operations, such potential common shares are excluded from the calculation of diluted earnings per share - discontinued operations. Prior to January 1, 2021, the Company used the treasury stock method to determine the dilutive impact of the Company's Convertible Senior Notes (see Note 8) when calculating diluted earnings per share. Upon adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (or ASU 2020-06) on January 1, 2021, the Company changed to the if-converted method to determine any potential dilutive impact of the Convertible Senior Notes when calculating diluted earnings per share (see Note 19).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce equity on January 1, 2020 without any retroactive application to prior periods. The Company's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of non-current assets - discontinued operations by $53.7 million and non-controlling interest by $37.4 million, and increased accumulated deficit by $17.7 million and non-current liabilities - discontinued operations by $1.4 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

In December 2019, the FASB issued Accounting Standards Update (or ASU) 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The adoption did not have an impact on the Company's consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. This update is effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

In August 2020, the FASB issued ASU 2020-06. This update simplified the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. This update also enhanced transparency and improved disclosures for convertible instruments and earnings per share guidance. This update is mandatory beginning January 1, 2022; however, the Company early adopted this update effective January 1, 2021 using the modified retrospective method of transition. The adoption of ASU 2020-06 has impacted the accounting for the Company’s Convertible Senior Notes due January 15, 2023 (or the Convertible Notes) whereby the existing debt and equity components have been recombined into a single component accounted for as a single liability, at its amortized cost. On adoption, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million. Adoption of ASU 2020-06 also decreased the Company's interest expense by $3.0 million for the year ended December 31, 2021, and therefore increased income from continuing operations and net income by the same amounts for this period. In addition, the adoption of ASU 2020-06 resulted in the Company having to change from the use of the treasury stock method to the if-converted method to determine the dilutive impact of the Convertible Notes when calculating diluted earnings per share attributable to shareholders of Teekay Corporation. For the year ended December 31, 2021, had the Convertible Notes been dilutive, the change to the if-converted method would have increased the Company's diluted income attributable to shareholders of Teekay Corporation by $6.4 million, increased the denominator of the diluted earnings per share calculation by 9,588,378 shares, and increased the diluted earnings per share attributable to shareholders of Teekay Corporation by $0.08 (see Note 19).

2. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes three primary forms of contracts, consisting of time charter contracts, voyage charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as providing corporate management services to such entities.

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

FPSO Contracts
Pursuant to an FPSO contract, the Company charters an FPSO unit to a customer for a period of time, generally more than one year. The performance obligations within an FPSO contract, which include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Hire is typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Company is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is canceled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, in some FPSO contracts, the fixed daily hire amount may increase or decrease over the duration of the FPSO contract. As a result of the Company accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenue is recognized before the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing a contract asset and FPSO contracts where revenue is recognized after the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing deferred revenue.

Certain sources of consideration variability exist within FPSO contracts. Those include penalties, such as those that relate to periods where production on the FPSO unit is interrupted. In addition, certain FPSO contracts may contain provisions that allow the Company to be compensated for increases in the Company’s costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures incurred. Finally, the Company may earn additional compensation from monthly production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures. Variable consideration of the Company's contracts is typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods under a contract during which such variable consideration was incurred. Since June 2020, the Company no longer earns variable or tariff revenues from its FPSO contracts.

The Company does not engage in any specific tactics to minimize residual value risk. Given the uncertainty involved in oil field production estimates and the result impact on oil field life, FPSO contracts typically will include extension options or options to terminate early.

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties as well as providing corporate management services to certain entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed. Management fees are typically invoiced monthly.

Revenue Table
The following tables contain the Company’s total revenue, excluding revenue of the Teekay Gas Business (see Note 23), for the years ended December 31, 2021, 2020 and 2019, by contract type, by segment and by business line within segments.

	Year Ended December 31, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$
Time charters	46,159	—	2,220	48,379
Voyage charters	485,896	—	—	485,896
FPSO contracts	—	47,895	—	47,895
Management fees and other	10,312	—	90,026	100,338
	542,367	47,895	92,246	682,508

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2020
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$
Time charters	127,598	—	17,152	144,750
Voyage charters	741,804	—	—	741,804
FPSO contracts	—	108,952	—	108,952
Management fees and other	17,032	—	133,717	150,749
	886,434	108,952	150,869	1,146,255

	Year Ended December 31, 2019
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$
Time charters	17,495	—	22,066	39,561
Voyage charters	881,603	—	—	881,603
FPSO contracts	—	210,816	—	210,816
Management fees and other	42,840	—	100,225	143,065
	941,938	210,816	122,291	1,275,045

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 23), by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	551,715	945,713	1,037,778
Interest income on lease receivables	293	874	—
Variable lease payments – cost reimbursements (1)	30,162	43,701	45,389
Variable lease payments – other (2)	—	5,218	48,813
	582,170	995,506	1,131,980
Non-lease revenue
Management fees and other income	100,338	150,749	143,065
Total	682,508	1,146,255	1,275,045
(1)Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.
(2)Compensation from time charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases
As at December 31, 2021, the minimum scheduled future rentals to be received by the Company in the next year for the lease and non-lease elements related to time charters that were accounted for as operating leases, excluding revenue of the Teekay Gas Business (see Note 23), were approximately $24.0 million (2022).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2021, revenue from unexercised option periods of contracts that existed on December 31, 2021, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of revenue sharing agreements whereby time-charter revenues are shared with other revenue sharing agreement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time charter contracts and FPSO contracts that have been accounted for as operating leases, excluding such amounts of the Teekay Gas Business (see Note 23), at December 31, 2021, was $61.7 million (2020 – $344.4 million, 2019 – $269.8 million). At December 31, 2021, the cost and accumulated depreciation of such vessels were $74.3 million (2020 – $464.8 million, 2019 – $320.3 million) and $12.6 million (2020 – $120.4 million, 2019 – $50.5 million), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Net Investment in Sales-Type Lease
On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. BP may cancel the charter on six-months' notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a fixed lump sum payment at the end of the contract period. The charter was classified and accounted for as a sales-type lease. Consequently, as at March 31, 2020, the Company recognized a net investment in sales-type lease of $81.9 million and an asset retirement obligation of $6.1 million, derecognized the carrying value of the Petrojarl Foinaven FPSO and related customer contract, and recognized a gain of $44.9 million in the three months ended March 31, 2020, which is reflected in gain on commencement of sales-type leases on the Company's consolidated statements of (loss) income for the year ended December 31, 2020. As at December 31, 2021, the net investment in sales-type lease was $12.0 million, with the majority of the reduction relating to the cash payment of $67 million received in April 2020. In April 2021, BP announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company expects the FPSO unit to be redelivered to Teekay Parent in the third quarter of 2022, at which point the Company intends to green-recycle the FPSO unit. Upon redelivery of the FPSO unit, the Company will receive a fixed lump sum payment of $11.6 million from BP which the Company expects will cover the majority of the cost of green-recycling the FPSO unit.

The following table lists the components of the net investment in the Company's sales-type lease:

	December 31, 2021	December 31, 2020
	$	$
Total minimum lease payments to be received	11,824	13,158
Estimated unguaranteed residual value of leased property	2,385	8,000
Less unearned revenue	—	(5,686)
Total net investment in sales-type lease	14,209	15,472
Less credit loss provision	(2,200)	(901)
Total net investment in sales-type lease, net	12,009	14,571
Less current portion	(12,009)	(857)
Net investment in sales-type lease, net - non-current	—	13,714
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2021 and December 31, 2020, there were contract liabilities of $0.9 million and $4.2 million, respectively, excluding such amounts of the Teekay Gas Business (see Note 23). During the years ended December 31, 2021 and December 31, 2020, the Company recognized $4.2 million and $7.5 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods, excluding such amounts of the Teekay Gas Business (see Note 23).
3. Segment Reporting
On October 4, 2021, Teekay LNG Partners (now known as Seapeak LLC) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell to Stonepeak the Teekay Gas Business, which included the Company’s general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners' joint ventures. The transactions closed on January 13, 2022 (see Note 24). The Company’s interests in Teekay LNG Partners constituted the Company’s Teekay LNG segment. The Company’s shore-based management operations included in the transactions were included in the Company’s Teekay Parent – Other segment. The segment information below excludes the results of these operations that the Company had agreed to sell as at December 31, 2021. See Note 23 for information on the historical results of these operations and other information about this transaction.

The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) offshore production (FPSO units) and (2) conventional tankers. The Company manages these businesses for the benefit of all stakeholders.

Subsequent to September 25, 2017 and prior to May 8, 2019, Teekay owned a 13.8% interest in the common units of Altera Infrastructure L.P. (formerly Teekay Offshore Partners L.P.) (or Altera) and a 49% interest in the general partner of Altera, and accounted for its interest in Altera using the equity method and presented such interest as a separate segment. On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (or the 2019 Brookfield Transaction).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table includes the Company’s revenues and (loss) income from vessel operations by segment, excluding such amounts of the Company’s discontinued operations (see Note 23), for the periods presented in these financial statements:

	Revenues			(Loss) Income from Vessel Operations (1)
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$

Teekay Tankers
Conventional Tankers	542,367	886,434	941,938	(194,095)	141,572	123,883

Teekay Parent
Offshore Production	47,895	108,952	210,816	35,546	(38,054)	(208,167)
Other	92,246	150,869	122,291	(26,804)	(33,321)	(24,893)
	140,141	259,821	333,107	8,742	(71,375)	(233,060)

	682,508	1,146,255	1,275,045	(185,353)	70,197	(109,177)

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues, excluding such amounts of the Company’s discontinued operations (see Note 23), during the periods presented.

	Year Ended December 31,
(U.S. dollars in millions)	2021	2020	2019
BP Plc (1)	(2)	(2)	$160 or 13%
(1)Teekay Tankers Segment — Conventional Tankers, and Teekay Parent Segment — Offshore Production.
(2)Less than 10%.

The following table includes other income statement items by segment, excluding such amounts of the Company’s discontinued operations (see Note 23).

	Depreciation and Amortization			(Write-down) and gain (loss) on sale of assets			Equity (Loss) income
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$	$	$	$

Teekay Tankers
Conventional Tankers	(106,084)	(117,213)	(124,002)	(92,368)	(69,446)	(5,544)	(14,107)	5,100	2,345
Teekay Parent
Offshore Production	—	(14,166)	(29,710)	—	(70,692)	(178,330)	—	—	—
Other	—	—	(195)	—	(9,100)	—	—	—	127
	—	(14,166)	(29,905)	—	(79,792)	(178,330)	—	—	127

Altera (1)	—	—	—	—	—	—	—	—	(75,814)
	(106,084)	(131,379)	(153,907)	(92,368)	(149,238)	(183,874)	(14,107)	5,100	(73,342)
(1) Prior to its sale in May 2019, the Company accounted for its investment in Altera's general partner and common units using the equity method, and recognized an equity loss of $75.8 million for the year ended December 31, 2019. During the year ended December 31, 2019, the Company wrote-down the investment in Altera by $64.9 million (included in equity loss for the year ended December 31, 2019 in the table above) and recognized a loss on sale of $8.9 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2021 $	December 31, 2020 $
Teekay Tankers – Conventional Tankers	1,568,177	1,743,013
Teekay Parent – Offshore Production	18,886	30,845
Teekay Parent – Other	2,806	56,611
Cash and cash equivalents	108,977	128,743
Other assets not allocated	32,914	125,557
Eliminations	(4,217)	(5,232)
Consolidated total assets - continuing operations	1,727,543	2,079,537
Total assets - discontinued operations	4,804,439	4,866,375
Consolidated total assets	6,531,982	6,945,912

The following table includes capital expenditures by segment, excluding such amounts of the Company’s discontinued operations (see Note 23), for the periods presented in these financial statements.

	December 31, 2021 $	December 31, 2020 $
Teekay Tankers – Conventional Tankers	21,447	16,025

4. Equity Financing Transactions
In December 2021, Teekay Parent purchased 0.4 million Teekay Tankers’ Class A common shares through open market purchases for $4.7 million at an average price of $11.27 per share. As a result of the purchases, the Company recorded a dilution gain of $5.7 million which was included in accumulated deficit for the year ended December 31, 2021. Subsequent to December 31, 2021, Teekay Parent purchased an additional 0.5 million Teekay Tankers' Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share.
On May 11, 2020, Teekay Parent and Seapeak agreed to eliminate all of Seapeak’s incentive distribution rights in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued Seapeak common units. Following the completion of this transaction on May 11, 2020, Teekay Parent owned approximately 36.0 common units of Seapeak and remained the sole owner of its general partner, which together represented an economic interest of approximately 42% in Seapeak. On January 13, 2022, the 36.0 million common units owned by Teekay were sold for $17.00 per common unit in cash (see Note 24).

On November 25, 2019, Teekay Tankers effected a one-for-eight reverse stock split of Teekay Tankers' Class A and Class B common shares, which reduced the number of issued and outstanding Class A and B common shares of Teekay Tankers as at December 31, 2019 from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.
5. Goodwill and Intangible Assets
The Company's goodwill and intangible assets relates to Teekay Tankers' 2015 acquisition of a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE.
Goodwill
The carrying amount of goodwill for the years ended December 31, 2021 and 2020, excluding such amounts of the Teekay Gas Business (see Note 23), was $2.4 million.

Intangible Assets
As at December 31, 2021, the Company’s intangible assets, excluding such amounts of the Teekay Gas Business (see Note 23), consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer relationships	5,706	(4,212)	1,494
Other intangible assets	537	(537)	—
	6,243	(4,749)	1,494

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As at December 31, 2020, the Company’s intangible assets, excluding such amounts of the Teekay Gas Business (see Note 23), consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer relationships	5,706	(3,717)	1,989
Other intangible assets	537	(523)	14
	6,243	(4,240)	2,003

Amortization expense of intangible assets for the year ended December 31, 2021 was $0.5 million (2020 – $1.0 million, 2019 – $2.4 million). Amortization of intangible assets following 2021 is expected to be $0.4 million (2022), $0.4 million (2023), $0.4 million (2024) and $0.3 million (2025).
6. Accrued Liabilities and Other and Other Long-Term Liabilities
The following tables reflect the components of accrued liabilities and other and other long-term liabilities, excluding the Teekay Gas Business (see Note 23), as at the dates indicated:
Accrued Liabilities and Other

	December 31, 2021 $	December 31, 2020 $
Accrued liabilities	93,728	122,511
Deferred revenues - current	852	4,208
Current portion of derivative liabilities (note 15)	180	1,260
Office lease liability – current (note 1)	2,142	1,595
Asset retirement obligation - current	6,161	12,000
	103,063	141,574
Other Long-Term Liabilities

	December 31, 2021 $	December 31, 2020 $
Unrecognized tax benefits (note 21)	46,956	51,562
Asset retirement obligation	8,792	37,996
Office lease liability – long-term (note 1)	8,666	9,396
Pension liabilities	7,416	9,172
Derivative liabilities (note 15)	—	597
Other	678	352
	72,508	109,075

Asset Retirement Obligations

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to cease production in June 2020 and to decommission the Banff field shortly thereafter. As such, in the third quarter of 2020, the Company removed the Petrojarl Banff FPSO from the Banff field and redelivered the related Apollo Spirit FSO to its owners. The Company is currently in the process of recycling the FPSO unit at an EU-approved shipyard and was also required to recycle the subsea equipment following removal from the field (or Phase 2). During the first half of 2020, the ARO relating to the Petrojarl Banff FPSO unit and Phase 2 was increased based on changes to cost estimates and the carrying value of the unit was fully written down.

In April 2021, Teekay and CNRI, on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA), whereby Teekay engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 obligations. The DSA was subject to certain conditions precedent that needed to be satisfied by June 1, 2021 (or any agreed extension thereto), failing which the DSA could have been terminated by either party. On May 27, 2021, all conditions precedent of the DSA that needed to be satisfied by June 1, 2021 were met. As such, Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field and the Company derecognized the ARO and its associated receivable, resulting in a $33.0 million gain that has been included in asset retirement obligation extinguishment gain in the consolidated statements of (loss) income for the year ended December 31, 2021. As at December 31, 2021, as a result of the aforementioned extinguishment, the ARO and associated receivable, which was recorded in goodwill, intangibles, and other non-current assets, were $nil and $nil, respectively (2020 – $42.4 million and $9.3 million, respectively).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay received a cash payment of $67 million in April 2020, and will receive a nominal per day rate over the life of the contract and a fixed lump sum payment upon redelivery, which is expected to cover the majority of the costs of recycling the FPSO unit in accordance with the EU Ship Recycling Regulation. The total costs of recycling the FPSO unit will depend on a number of factors, including, among others, the nature and extent of prevailing EU Ship Recycling Regulation, the condition of the FPSO unit, and the availability of recycling facilities.

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company currently expects the FPSO unit will be redelivered to Teekay Parent in August 2022, at which point the Company expects to receive the fixed lump sum payment from the charterer and intends to green-recycle the FPSO unit. During the year ended December 31, 2021, the Company increased the ARO liability relating to the Petrojarl Foinaven FPSO unit by $6.6 million, which consisted of a $2.7 million increase in the present value of the liability as a result of the earlier than expected redelivery of the FPSO unit and a $3.9 million increase in the cost estimate to recycle the unit, which has been included in other loss in the consolidated statements of (loss) income. As of December 31, 2021, the carrying value of the related lease asset was $12.0 million which is comprised of the expected fixed lump sum payment, the expected residual value of the asset and the day rate to be received over the remaining life of the contract, partially offset by a credit loss provision. As of December 31, 2021, the present value of the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation relating to recycling costs was $14.8 million.
7. Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is in May 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments on drawdowns up to and including December 31, 2021 were based on LIBOR plus a margin of 3.5%. In January 2022, the interest reference rate LIBOR was replaced by the Secured Overnight Financing Rate (or SOFR), with other terms on the Working Capital Loan remaining unchanged.

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2021, $25.0 million (December 31, 2020 – $10.0 million) was owing under this facility, the aggregate available borrowings were $45.4 million (December 31, 2020 - $32.0 million) and the interest rate on the facility was 3.6% (December 31, 2020 – 3.6%). As at December 31, 2021, Teekay Tankers was in compliance with all covenants in respect of this facility.
8. Long-Term Debt
The following table and subsequent information includes the Company’s long-term debt, excluding such amounts of the Teekay Gas Business (see Note 23), as at the dates indicated:

	December 31, 2021 $	December 31, 2020 $
Revolving Credit Facilities due through December 2024	271,167	185,000
Senior Notes (9.25%) due November 2022	243,395	243,395
Convertible Senior Notes (5%) due January 2023	112,184	112,184
U.S. Dollar-denominated Term Loan due through August 2023	53,339	64,568
Total principal	680,085	605,147
Less: unamortized discount and debt issuance costs	(8,605)	(22,253)
Total debt	671,480	582,894
Less: current portion	(255,306)	(10,858)
Long-term portion	416,174	572,036

As of December 31, 2021, the Company had one revolving credit facility (or the 2020 Revolver). The 2020 Revolver, as at such date, provided for aggregate borrowings of up to $344.9 million (December 31, 2020 - $438.4 million), of which $73.8 million was undrawn (December 31, 2020 - $253.4 million). Interest payments are based on LIBOR plus a margin, which was 2.40% as at December 31, 2021 and December 31, 2020. The aggregate amount available under the 2020 Revolver is scheduled to decrease by $78.4 million (2022), $65.3 million (2023) and $201.3 million (2024). The 2020 Revolver is collateralized by first-priority mortgages granted on 29 of the Company’s vessels, together with other related security, and includes a guarantee from Teekay's subsidiaries for the credit facility's outstanding amount.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes, which the Company redeemed in January 2022, were guaranteed on a senior secured basis by certain of the Company's subsidiaries and were secured by first-priority liens on one of Teekay Parent's FPSO units, a pledge of the equity interests in Teekay's

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
subsidiary that owned all of Teekay's common units of Seapeak and all of Teekay’s Class A common shares of Teekay Tankers, and a pledge of the equity interests in Teekay's subsidiaries that own or previously owned Teekay Parent’s FPSO units.

The Company was entitled to redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022. During 2020, Teekay Parent repurchased $6.6 million of the principal of the 2022 Notes in the open market for total consideration of $6.2 million. Subsequent to December 31, 2021, the Company redeemed the 2022 Notes in full (see Note 24).

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. During 2020, Teekay Parent repurchased $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million. As of December 31, 2021 and as of January 1, 2021, upon adoption of ASU 2020-06 (see Note 1), the outstanding principal value of the Convertible Notes was $112.2 million. As of December 31, 2021 and January 1, 2021, the net carrying amount of the Convertible Notes was $111.4 million and $110.6 million, respectively, which reflected unamortized debt issuance costs of $0.8 million and $1.6 million, respectively. The estimated fair value (Level 2) of the Convertible Notes was $111.4 million and $101.6 million, as of December 31, 2021 and January 1, 2021, respectively. For the year ended December 31, 2021, total interest expense for the Convertible Notes was $6.4 million, with coupon interest expense of $5.6 million and amortization of debt issuance costs of $0.8 million. Subsequent to December 31, 2021, the Company announced that it had commenced a cash tender offer to purchase any and all of the Convertible Notes (see Note 24). The cash tender was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes, representing approximately 75.8% of the total outstanding as of December 31, 2021, validly tendered. In March 2022, Teekay repurchased an additional $3.8 million of the principal of the Convertible Notes. After the settlement in February 2022 and the repurchases in March 2022, approximately $23.4 million aggregate principal amount of the Convertible Notes remained outstanding.

As of December 31, 2021, the Company had one U.S. Dollar-denominated term loan outstanding, which totaled $53.3 million in aggregate principal amount (December 31, 2020 – $64.6 million). Interest payments are based on LIBOR plus a margin, which was 2.25% at December 31, 2021 and December 31, 2020. The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The term loan is collateralized by first-priority mortgages on four (December 31, 2020 – four) of the Company’s vessels, together with certain other security.

The weighted-average interest rate on the Company’s aggregate long-term debt as at December 31, 2021 was 5.3% (December 31, 2020 – 5.7%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2021 are $259.2 million (2022), $219.6 million (2023) and $201.3 million (2024). These repayments exclude the effect of the redemptions and repurchases made subsequent to December 31, 2021 of the 2022 Notes and the Convertible Notes.

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and two loan agreements require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2021, the hull coverage ratios were 249% and 186% for the two loan agreements, respectively. A decline in the tanker market could negatively affect these ratios.

Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at December 31, 2021, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
9. Operating Leases
The Company charters-in vessels from other vessel owners on time-charter-in contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

In March 2021, the charter contracts relating to the Suksan Salamander FSO unit were novated to Altera, and the in-charter contract relating to the unit was terminated at the same time. This contract termination resulted in the Company derecognizing the associated right-of-use asset and liability of $29.7 million and $29.5 million, respectively.

On March 27, 2020, concurrently with the Petrojarl Foinaven FPSO transaction with BP described in Note 2, the Company sold its subsidiary Golar-Nor (UK) Limited (or Golar-Nor) to Altera for a nominal amount plus outstanding working capital. Golar-Nor was in-chartering the Petroatlantic and Petronordic shuttle tankers. This transaction resulted in the Company derecognizing right-of-use assets and lease liabilities totaling $50.7 million and $50.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
For the year ended December 31, 2021, the Company incurred $12.9 million of time-charter expenses related to time-charter-in contracts with an original term of more than one year, of which $5.5 million was allocable to the lease component and $7.4 million was allocable to the non-lease component. The amounts allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and are reflected as a reduction in operating cash flows for the year ended December 31, 2021. Five of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2021, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts were 1.5 years and 4.3%, respectively.

For the year ended December 31, 2021, the Company incurred $2.5 million of time-charter hire expenses related to time-charter-in contracts with an original term of one year or less.

During the year ended December 31, 2021, Teekay Tankers chartered-in two Aframax vessels, one LR2 vessel and one lightering support vessel for a period of 24 months, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $16.4 million and $16.4 million, respectively, during 2021.

During the year ended December 31, 2020, Teekay Tankers chartered-in one lightering support vessel for a period of 24 months, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $0.8 million and $0.8 million, respectively. In December 2020, Teekay Tankers entered into a time charter-in contract for one Aframax tanker newbuilding for a period of seven years, with three additional one-year extension options, which is expected to be delivered to Teekay Tankers in the fourth quarter of 2022. The Company expects to recognize a right-of-use asset and lease liability upon delivery of the vessel.

A maturity analysis of the Company’s operating lease liabilities, excluding such amounts related to discontinued operations (see Note 23), from time-charter-in contracts (excluding short-term leases) at December 31, 2021 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2022	9,825	13,303	23,128
2023	4,947	6,404	11,351
Total payments	14,772	19,707	34,479
Less: imputed interest	(515)
Carrying value of operating lease liabilities	14,257
Less: current portion	(9,389)
Carrying value of long-term operating lease liabilities	4,868

As at December 31, 2021, the total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $24.8 million (2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025) and $17.8 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.
10. Obligations Related to Finance Leases

	December 31, 2021 $	December 31, 2020 $

Obligations related to finance leases	295,828	360,043
Less: unamortized discount and debt issuance costs	(1,347)	—
Total obligations related to finance leases	294,481	360,043
Less current portion	(27,032)	(78,476)
Long-term obligations related to finance leases	267,449	281,567

As at December 31, 2021, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to 14 of Teekay Tankers' vessels, including four vessels, for which the sale-leaseback financing transactions were completed in September 2021, and four vessels for which the sale-leaseback transactions were completed in November 2021. In March 2022, Teekay Tankers completed sale-leaseback financing transactions with a financial institution relating to eight additional vessels (see Note 24).

Under the sale-leaseback arrangements completed as of December 31, 2021, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from seven to 12-year terms ending between 2028 and 2030. Teekay Tankers is obligated to purchase four of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 14 vessels, 10 of which can be purchased between now and the end of their respective lease terms, and four of which can be purchased starting in September 2023 until the end of their respective lease terms.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2021, Teekay Tankers consolidates six of the 14 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary. The liabilities of the six Lessors are loans and are non-recourse to Teekay Tankers. The amounts funded to the six Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these lease-back transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the six Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

The eight sale-leaseback transactions completed in 2021 have been accounted for as failed sales and Teekay Tankers has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to all 14 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.

Ten of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2021, these ratios ranged from 106% to 134% (2020 - ranged from 121% to 156%). The remaining four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at December 31, 2021, these ratios ranged from 132% to 140%. For 10 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers prepay additional charter hire. For the remaining four bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2021, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.
The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at December 31, 2021 was 4.8% (December 31, 2020 – 7.8%).

As at December 31, 2021, Teekay Tankers' total remaining commitments related to financial liabilities of these vessels were approximately $364.6 million (December 31, 2020 – $480.9 million), including imputed interest of $68.8 million (December 31, 2020 – $120.9 million), repayable from 2022 through 2030, as indicated below:

Commitments
December 31, 2021
Year	$
2022	40,882
2023	40,422
2024	40,031
2025	39,502
2026	39,042
Thereafter	164,766
11. Fair Value Measurements and Financial Instruments
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Investment in equity-accounted joint venture - The estimated fair value of the Company’s investment in its equity-accounted joint venture includes an estimate of the fair value of the joint venture's VLCC (see Note 22), which is determined based on appraised values. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the joint venture would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. The joint venture also has long-term debt, which fair value is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint venture. Other assets and liabilities included in the joint venture's balance sheet include working capital balances and the fair value of such amounts generally approximate their carrying value.

Long-term debt – The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated by the Company using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company. Alternatively, if the fixed-rate and variable-rate long-term debt is held for sale the fair value is based on the estimated sales price.

Long-term obligation related to finance leases – The fair value of the Company's long-term obligation related to finance leases is estimated by the Company using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments – The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis. All amounts exclude all assets and liabilities of the Teekay Gas Business (see Note 23).

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	114,339	114,339	134,664	134,664
Derivative instruments (note 15)
Interest rate swap agreements – assets (1)	Level 2	550	550	—	—
Interest rate swap agreements – liabilities (1)	Level 2	—	—	(2,405)	(2,405)
Foreign currency contracts	Level 2	(58)	(58)	—	—
Freight forward agreements	Level 2	(4)	(4)	—	—
Non-recurring
Vessels and equipment (note 18)	Level 2	—	—	59,250	59,250
Assets held for sale (note 18)	Level 2	40,854	40,854	31,680	31,680
Operating lease right-of-use assets (note 18)	Level 2	—	—	1,799	1,799
Investment in equity-accounted investment (note 22)	Level 2	9,174	9,174	—	—
Other
Advances to equity-accounted joint venture – long-term	(2)	3,780	(2)	5,280	(2)
Short-term debt (note 7)	Level 2	(25,000)	(25,000)	(10,000)	(10,000)
Long-term debt, including current portion – public (note 8)	Level 1	(239,807)	(240,963)	(235,653)	(237,700)
Long-term debt, including current portion – non-public (note 8)	Level 2	(431,673)	(436,892)	(347,241)	(344,043)
Obligations related to finance leases, including current portion (note 10)	Level 2	(294,481)	(306,386)	(360,043)	(411,740)
(1)The fair value of the Company’s interest rate swap agreements at December 31, 2021 includes $nil (December 31, 2020 – $0.5 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(2)In the consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the advances to its equity-accounted joint venture was not determinable.

12. Capital Stock
The authorized capital stock of Teekay at December 31, 2021, 2020, and 2019, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2021, 101,571,141 shares of Common Stock (2020 – 101,108,886) were issued and outstanding and no shares of Preferred Stock issued.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this Annual Report, no shares of common stock have been issued under this COP.

Dividends may be declared and paid out of surplus, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the Company over the aggregated par value of the issued shares of Teekay. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the Board of Directors may declare from time to time out of funds legally available for dividends.
Stock-based compensation
In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2021, the Company had reserved 5,158,441 (2020 – 5,581,663) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted.

No stock options were granted by the Company during the years ended 2021 and 2020. During the year ended December 31, 2019, the Company granted options under the 2013 Plan to acquire up to 2,620,582 shares of Common Stock, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2021, expire between March 8, 2021 and March 14, 2029, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2021, 2020, and 2019, are as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	5,584	10.02	6,075	10.77	3,754	15.54
Granted	—	—	—	—	2,629	3.98
Exercised	—	—	—	—	—	—
Forfeited / expired	(135)	14.22	(491)	19.35	(308)	11.07
Outstanding – end of year	5,449	9.90	5,584	10.02	6,075	10.77
Exercisable – end of year	4,690	10.86	3,490	13.17	2,565	18.25

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2021, 2020 and 2019, are as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	2,094	1.97	3,510	2.26	1,800	4.25
Granted	—	—	—	—	2,629	1.53
Vested	(1,309)	2.22	(1,384)	2.64	(807)	4.18
Forfeited	(26)	1.73	(32)	4.71	(112)	3.33
Outstanding non-vested stock options – end of year	759	1.53	2,094	1.97	3,510	2.26

The weighted average grant date fair value for non-vested options forfeited in 2021 was nominal (2020 – $0.2 million, 2019 – $0.4 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As of December 31, 2021, there was $0.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans, which amount is expected to be recognized during 2022. During the years ended December 31, 2021, 2020, and 2019, the Company recognized $1.0 million, $1.9 million and $3.0 million, respectively, of compensation cost relating to stock options granted under the Plans. No options were exercised during the years ended December 31, 2021, 2020 and 2019.

As at December 31, 2021, the intrinsic value of outstanding and exercisable stock options was $nil (2020 – $nil). As at December 31, 2021, the weighted-average remaining life of options vested and expected to vest was 5.7 years (2020 – 6.7 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2021 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	2,527	7.2	3.98	1,768	7.2	3.98
$5.00 – $9.99	1,681	5.4	8.97	1,681	5.4	8.97
$10.00 – $19.99	589	5.2	10.18	589	5.2	10.18
$20.00 – $59.99	652	1.4	35.02	652	1.4	35.02
	5,449	5.7	9.90	4,690	5.5	10.86

The weighted-average grant-date fair value of options granted during 2019 was $1.53. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 65.2% in 2019; expected life of 5.5 years in 2019; dividend yield of 5.9% in 2019; risk-free interest rate of 2.5% in 2019; and estimated forfeiture rate of 6.0% in 2019. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

The Company grants restricted stock units and, in 2021 granted, performance share units to certain eligible officers and employees of the Company. Each restricted stock unit, performance share unit and restricted stock award is equal in value to one share of the Company’s common stock (or with respect to the performance share units, one common unit of Seapeak), plus reinvested dividends or distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. The performance share units vest one-third in the month of June of 2022, 2023 and 2024 or in full immediately following closing of the sale of the Teekay Gas Business, which occurred in January 2022. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares and the value of the performance share units is paid to each grantee in the form of cash.

During 2021, the Company granted 355,944 restricted stock units with a fair value of $1.4 million and 489,443 performance share units with a fair value of $5.7 million, to certain of the Company’s officers and employees. During 2021, a total of 880,320 restricted stock units with a market value of $4.7 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 222,590 shares of common stock, with the issuance of a remaining 481,341 shares deferred. During 2020, the Company granted 986,314 restricted stock units with a fair value of $3.1 million, to certain of the Company’s employees. During 2020, a total of 480,498 restricted stock units with a market value of $3.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 256,780 shares of common stock. During 2019, the Company granted 831,118 restricted stock units with a fair value of $3.3 million, to certain of the Company’s employees. During 2019, a total of 317,283 restricted stock units with a market value of $3.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 182,653 shares of common stock. For the year ended December 31, 2021, the Company recorded an expense of $2.3 million (2020 – $3.1 million, 2019 – $3.3 million) related to the restricted stock units.

During 2021, the Company also granted 149,366 (2020 – 203,468 and 2019 – 111,808) shares as restricted stock awards with a fair value of $0.6 million (2020 – $0.6 million and 2019 – $0.4 million), based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

Share-based Compensation of Subsidiaries

During the years ended December 31, 2021, 2020 and 2019, 26,985, 29,595 and 35,419 common units of Seapeak, respectively, and 16,772, 13,125 and 19,918 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million, $0.6 million, and $0.7 million, respectively, were granted and issued to the non-management directors of the general partner of Seapeak and the non-management directors of Teekay Tankers as part of their annual compensation for 2021, 2020 and 2019.

Seapeak and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Seapeak and Teekay Tankers. During 2021, 2020 and 2019, Seapeak granted restricted unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 67,102, 243,940 and 80,100 units of Seapeak and 109,953, 182,120 and 99,064 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $2.8 million, $6.2 million and $2.0 million, respectively, based on Seapeak and Teekay Tankers’ closing unit or stock prices on the grant dates.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Each restricted unit or restricted stock unit is equal in value to one of Seapeak’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

No stock options were granted by Seapeak or Teekay Tankers during the years ended December 31, 2021 and 2020. During March 2019, Teekay Tankers granted 218,223 stock options, with an exercise price of $8.00 per share that have a ten-year term and vest equally over three years from the grant date to an officer of Teekay Tankers and to certain employees at Teekay that provide services to Teekay Tankers. During March 2019, Teekay Tankers also granted 58,843 stock options with an exercise price of $8.00 per share that have a ten-year term and vest immediately to non-management directors of Teekay Tankers.
13. Related Party Transactions
Until the sale of the Teekay Gas Business in January 2022, the Company provided ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters, all of which form part of discontinued operations as at December 31, 2021. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the years ended December 31, 2021, 2020 and 2019, the Company earned $82.8 million, $78.3 million and $68.8 million, respectively, of fees pursuant to these management agreements and reimbursement of costs. Such amounts are reflected in discontinued operations (see Note 23) in the consolidated statements of (loss) income. On October 4, 2021, the Company entered into an agreement to, among other things, sell certain subsidiaries which collectively contain the shore-based management operations for certain of Teekay LNG Partners’ joint ventures (see Note 23). This sale closed on January 13, 2022 (see Note 24). Following this sale, the Company no longer provides ship management services to Teekay LNG Partners but does continue to provide certain corporate services to Seapeak for a period of months following the closing of the sale.

In September 2018, Seapeak entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expense for the year ended December 31, 2021 was $23.5 million (December 31, 2020 – $23.6 million, December 31, 2019 - $20.0 million) and such amounts are reflected in discontinued operations (see Note 23) in the consolidated statements of (loss) income.
On May 11, 2020, Teekay and Seapeak agreed to eliminate all of Seapeak's incentive distribution rights, which were held by Teekay GP LLC, in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued common units of Seapeak. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. As a result of the share issuance of Seapeak, the Company recorded a decrease to accumulated deficit of $116.6 million and an increase to accumulated other comprehensive loss of $9.0 million with a corresponding decrease in non-controlling interests of $107.6 million. The $116.6 million represents Teekay’s dilution gain from the issuance of new common units by Seapeak and is credited directly to equity, and the $9.0 million represents the change in Teekay's interest in Seapeak's accumulated other comprehensive loss. On January 13, 2022, in connection with the Seapeak merger and the closing of the sale of the Teekay Gas Business, all Seapeak common units owned by Teekay were sold for cash in an amount of $17.00 per common unit (see Note 24).
On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Altera Infrastructure L.P. (or Altera) (previously known as Teekay Offshore Partners (or Teekay Offshore)), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (described below), for total cash proceeds of $100 million (or the 2019 Brookfield Transaction).

Subsequent to the deconsolidation of Altera in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Altera's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Altera to fair value at March 31, 2019 based on the Altera publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's consolidated statements of loss for the year December 31, 2019. The Company recognized a loss on sale of $8.9 million upon completion of the 2019 Brookfield Transaction in May 2019, reflected in equity loss on the Company's consolidated statements of loss for the year December 31, 2019.

Revenues recognized by the Company for services provided to Altera during the periods that Altera was a related party to the Company during the year ended December 31, 2019 were $7.6 million, which were recorded in revenues on the Company's consolidated statements of (loss) income. Fees paid by the Company to Altera for services provided by Altera to the Company during the period that Altera was a related party to the Company during the year ended December 31, 2019 were $9.6 million and were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of (loss) income.

During the period that Altera was a related party to the Company, two shuttle tankers and three FSO units of Altera were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay. Time-charter hire expense paid by the Company to Altera during the period that Altera was a related party to the Company for the year ended December 31, 2019 were $20.8 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
14. Other Loss

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
ARO liability increase (1)	(6,602)	—	—
Repurchase of sale-leaseback vessels (2)	(2,131)	—	—
Gain on bond repurchases (3) (4)	—	1,470	(10,601)
Credit loss provision (5)	(2,490)	(901)	—
ARO accretion (6)	(1,792)	(3,260)	(1,556)
Miscellaneous income (loss)	239	1,153	(310)
Other loss	(12,776)	(1,538)	(12,467)
(1)During the year ended December 31, 2021, the Company increased the present value of its estimated ARO liability relating to the Petrojarl Foinaven FPSO unit by $2.7 million as a result of the earlier than expected redelivery of the FPSO unit (see Note 6) and increased the ARO liability by a further $3.9 million due to an increase in the estimated costs to recycle the unit.
(2)Premiums paid by Teekay Tankers in relation to the repurchase of eight vessels previously under sale-leaseback arrangements during 2021 (see Note 10).
(3)During 2020, the Company repurchased some of its Convertible Notes and 2022 Notes in the open market. The Company acquired $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and $6.6 million principal of the 2022 Notes for total consideration of $6.2 million. The Company recognized a gain of $1.5 million in 2020 related to these repurchases (see Note 8).
(4)In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of its 8.5% senior notes due in January 2020 (or the 2020 Notes) and issued $250.0 million in aggregate principal amount of its 2022 Notes. The Company recognized a loss of $10.6 million on the purchase of the 2020 Notes for the year ended December 31, 2019.
(5)Unrealized credit loss provision related to the Petrojarl Foinaven FPSO unit sales-type lease.
(6)Net ARO expense reflecting the accretion of the present value of ARO liabilities relating to Petrojarl Foinaven FPSO and Petrojarl Banff FPSO units (see Notes 1 and 6).
15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2021, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset / (Liability) $
	Contract Amount in			Expected Maturity $
	Foreign Currency	Average Forward Rate (1)		2022
GBP	4,000	0.73945	(58)	5,409
(1) Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Forward Freight Agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains (losses) on derivative instruments in the Company's consolidated statements of (loss) income.
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. Excluding the interest rate swaps held by Teekay Gas Business, the Company does not designate any of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2021, the Company was committed to the following interest rate swap agreement, excluding those held by the Teekay Gas Business (see Note 23), related to its LIBOR-based debts, whereby certain of the Company’s floating-rate debt obligations were swapped with fixed-rate obligations:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement (1)	LIBOR	50,000	550	3.0	0.76
(1)Excludes the margins the Company pays on its variable-rate long-term debts, which, as of December 31, 2021, ranged from 2.25% to 2.40%.
Stock Purchase Warrants

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Altera (see Note 13). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, excluding those held by the Teekay Gas Business (see Note 23), segregated by type of contract, on the Company’s consolidated balance sheets.

	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other long-term liabilities
As at December 31, 2021
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(58)	—
Interest rate swap agreement	668	—	(118)	—
Forward freight agreements	—	—	(4)	—
	668	—	(180)	—
	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other long-term liabilities
As at December 31, 2020
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	(548)	(1,260)	(597)
(1)Represents accrued interest related to derivative instruments recorded in accrued liabilities and other on the consolidated balance sheets (see Note 6).
(2)Represents the current portion of derivative liabilities recorded in accrued liabilities and other on the consolidated balance sheets (see Note 6).

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivative instruments, excluding those held by the Teekay Gas Business (see Note 23), in the consolidated statements of (loss) income as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Realized (losses) gains relating to:
Interest rate swap agreements	(1,275)	(857)	1,788
Foreign currency forward contracts	(31)	379	—
Stock purchase warrants	—	—	(25,559)
Forward freight agreements	(572)	(1,242)	1,490
	(1,878)	(1,720)	(22,281)
Unrealized gains (losses) relating to:
Interest rate swap agreements	2,407	(889)	(4,988)
Foreign currency forward contracts	(58)	—	—
Stock purchase warrants	—	—	26,900
Time-charter swap agreement	—	—	40
Forward freight agreements	(4)	86	(29)
	2,345	(803)	21,923
Total realized and unrealized gains (losses) on derivative instruments	467	(2,523)	(358)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
16. Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net loss from continuing operations of $277.5 million and ($141.9) million of consolidated cash flows from operating activities related to continuing operations during the year ended December 31, 2021. The Company ended the year with a working capital deficit, relating to continuing operations, of $126.6 million. This working capital deficit included approximately $255.3 million related to scheduled maturities and repayments of debt in the next 12 months.

Based on Teekay Tankers' liquidity as at the date these consolidated financial statements were issued, including the liquidity generated from the sale of one tanker in February 2022, the completion of the sale-leaseback of eight vessels in March 2022 and the expected sale of two additional tankers during the second quarter of 2022 (see Note 24), as well as from the expected cash flows from the Company's operations over the following year, Teekay Tankers estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under financial covenants and to continue as a going concern for at least a one-year period following the issuance of these consolidated financial statements.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the cash proceeds from the sale of the Teekay Gas Business (less amount paid to redeem the 2022 Notes and to repurchase in the tender offer the Convertible Notes) and the liquidity the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
b)Legal Proceedings and Claims
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
During 2021, Teekay Tankers completed the repurchase of eight vessels from one Lessor. In April 2021, Teekay Tankers was served with a claim from the counterparty of the bareboat charters relating to these vessels, for reimbursement of breakage costs in respect of interest rate swaps that were entered into by the counterparty at the time of the original transaction in connection with the counterparty's then-underlying financing. Teekay Tankers filed a defense to this claim in June 2021, rejecting the claim that Teekay Tankers is responsible for paying these breakage cost reimbursements under the terms of the bareboat charters. As of December 31, 2021, the amount of breakage costs being claimed was $7.3 million. No loss provision in respect of this claim has been made by Teekay Tankers based on its assessment of the merits of the claim.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
c)Other
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

17. Supplemental Cash Flow Information
a)Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Cash and cash equivalents	108,977	128,743	176,067
Restricted cash – current	2,227	2,786	3,088
Restricted cash – non-current	3,135	3,135	5,466
Current assets - discontinued operations - cash	101,190	220,042	177,174
Current assets - discontinued operations - restricted cash	11,888	8,358	53,689
Non-current assets - discontinued operations - restricted cash	38,103	42,826	39,383
Assets held for sale - cash	—	—	1,121
Assets held for sale - restricted cash	—	—	337
	265,520	405,890	456,325

Excluding the Teekay Gas Business, the Company maintains or maintained, restricted cash deposits relating to certain freight forward agreements (see Note 15), for certain contracts related to the ship-to-ship transfer business and for the LNG terminal management business, prior to its sale in April 2020 (see Note 18). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company and have now been terminated. The Company also maintains restricted cash deposits as required by the Company's obligations related to finance leases (see Note 10).

b)The changes in operating assets and liabilities, excluding changes related to the Teekay Gas Business (see Note 23), for the years ended December 31, 2021, 2020 and 2019, are as follows:

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Accounts receivable	83,460	32,760	(44,995)
Prepaid expenses and other	4,016	68,052	(107,060)
Accounts payable	(77,972)	(6,365)	103,315
Accrued liabilities and other	(44,525)	(203)	40,699
Receipts from direct financing and sales-type leases (1)	—	66,369	—
Asset retirement obligation expenditures	(1,419)	(17,458)	—
Expenditures for drydocking	(26,974)	(24,655)	(48,250)
	(63,414)	118,500	(56,291)
(1)Included in the balance for the year ended December 31, 2020 is a payment received by the Company in April 2020 as part of the bareboat charter with BP for the Petrojarl Foinaven FPSO. See Note 2.

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2021, 2020 and 2019, totaled $64.5 million, $82.9 million and $122.4 million, respectively.
d)On May 11, 2020, Teekay Parent and Seapeak eliminated all of the Seapeak's incentive distribution rights, which were held by Seapeak's general partner, in exchange for the issuance to a subsidiary of Teekay Corporation of newly-issued common units of Seapeak. This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
e)On March 27, 2020, Teekay Parent sold Golar-Nor to Altera (see Note 9). Among the assets and liabilities of Golar-Nor that were deconsolidated concurrently with the sale were Golar-Nor's operating lease right-of-use assets and operating lease liabilities relating to the Petroatlantic and Petronordic shuttle tankers totaling $50.7 million and $50.7 million, respectively.
f)During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $16.4 million, $0.8 million and $47.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
g)The associated sale of the Toledo Spirit Suezmax tanker by its owner during the year ended December 31, 2019, resulted in the vessel being returned to its owner with the obligations related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to finance lease of $23.6 million for the year ended December 31, 2019, was treated as a non-cash transaction in the Company's consolidated statements of cash flows and is included in net operating cash flows related to discontinued operations.
h)As at December 31, 2018, Seapeak had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, Seapeak agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Company's consolidated statements of cash flows for the year ended December 31, 2019 and are included in net operating cash flows related to discontinued operations.
18. (Write-down) and Gain (Loss) on Sale of Assets
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table shows the (write-downs) and gains (losses) on sale of assets for the years ended December 31, 2021, 2020, and 2019:

			(Write-down) and Gain (Loss) on Sale of Assets
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2021 $	2020 $	2019 $
Teekay Parent Segment – Offshore Production (1)	2 FPSO units	N/A	—	(70,693)	(175,000)
Teekay Parent Segment - Offshore Production (2)	1 FPSO unit	N/A	—	—	(3,330)
Teekay Parent Segment - Other (3)	Operating lease right-of-use asset	N/A	—	(9,100)	—
Teekay Tankers Segment - Conventional Tankers (4)(5)	4 Suezmaxes	N/A	(66,916)	—	—
Teekay Tankers Segment - Conventional Tankers (4)	3 LR2 Tankers	N/A	(18,381)	—	—
Teekay Tankers Segment - Conventional Tankers (4) (6)	2 Aframaxes	N/A	(4,314)	(4,936)	—
Teekay Tankers Segment – Conventional Tankers (6)	4 Aframaxes	N/A	—	(25,869)	—
Teekay Tankers Segment – Conventional Tankers (6)(7)	2 Aframaxes	Feb-2021	—	(22,579)	—
Teekay Tankers Segment - Conventional Tankers (6)(8)	2 Aframaxes	Sep/Nov-2021	(2,042)	(13,634)	—
Teekay Tankers Segment – Conventional Tankers (9)	(9)	Apr-2020	—	3,081	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	—	(2,627)	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Dec-2019/Feb-2020	—	—	(5,544)
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use assets	N/A	(715)	(2,881)	—
Total			(92,368)	(149,238)	(183,874)
(1)During the years ended December 31, 2020 and December 31, 2019, Teekay Parent recognized impairment charges in respect of two of its FPSO units. In the first quarter of 2020, CNRI provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, in the third quarter of 2020, the Company removed the Petrojarl Banff FPSO unit from the Banff field and redelivered the Apollo Spirit FSO to its owner. During 2020, the ARO relating to the Petrojarl Banff FPSO unit and Phase 2 was increased based on changes to cost estimates and the carrying value of the unit was fully written down. During 2020, the Company also made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices, and contract discussions with the customer, which resulted in a full write-down of its carrying value.
(2)On March 27, 2020, the Company entered into a bareboat charter agreement for the Petrojarl Foinaven FPSO unit, which was accounted for as a sales-type lease and resulted in the recognition of a gain of $44.9 million during the year ended December 31, 2020. See Note 2.
(3)During the year ended December 31, 2020, the Company made changes to its expected cash flows from the Suksan Salamander FSO unit, which it in-chartered from Altera under an operating lease, to take into account progress relating to the early termination of the in-charter and the novation of the charter contracts with the customer to Altera. The novation of the charter contracts was completed in the first quarter of 2021 and the in-charter terminated at the same time. The ROU asset was written down to its estimated fair value, using a discounted cash flow approach.
(4)During the year ended December 31, 2021, Teekay Tankers wrote down the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker by $85.0 million to their estimated fair values using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. In March 2022, Teekay Tankers agreed to the sale of one Aframax tanker for a sales price of $15.0 million (see Note 24). The vessel is expected to be delivered to its new owner in April 2022 and therefore, the vessel and its bunker and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. During the year ended December 31, 2021, the vessel was written down to its estimated sales price less estimated selling costs.
(5)In January 2022, Teekay Tankers agreed to the sale of one Suezmax tanker for a sales price of $15.5 million (see Note 24). The vessel was delivered to its new owner in February 2022 and therefore, the vessel and its bunker and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. During the year ended December 31, 2021, the vessel was written down to its agreed sales price less selling costs.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(6)During the year ended December 31, 2020, Teekay Tankers wrote down the carrying values of nine Aframax tankers to their estimated fair values, using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction of charter rates as a result of the current economic environment, which had been impacted by the COVID-19 global pandemic. Teekay Tankers recorded a write-down of $65.4 million related to these vessels. In January 2022, Teekay Tankers agreed to the sale of one of the previously written-down Aframax vessels for a price of $13.1 million (see Note 24). The vessel is expected to be delivered to its new owner in April 2022 and therefore, the vessel and its bunker and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021.
(7)During the year ended December 31, 2021, Teekay Tankers agreed to the sale of two Aframax tankers for an aggregate sales price of $32.0 million. The vessels were delivered to their new owners in March 2021 and both vessels and their related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020. The vessels were written down to their agreed sales price less selling costs.
(8)During the year ended December 31, 2021, Teekay Tankers sold two Aframax tankers recognizing a gain on sale of $0.5 million. These vessels were delivered to their new owners in September and November 2021. During the year ended December 31, 2021, the two tankers were written down to their estimated sales price less estimated selling costs.
(9)On April 30, 2020, Teekay Tankers completed the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date.

See Note 3 – Segment Reporting for the (write-downs) and gains (losses) on sale of assets, by segment for 2021, 2020 and 2019.
19. Net Income (Loss) Per Share

	Year Ended December 31,
	2021 $	2020 $	2019 $
Net income (loss) attributable to the shareholders of Teekay:
- Continuing operations - basic and diluted	(102,671)	(129,749)	(372,561)
- Discontinued operations - basic and diluted	110,477	46,816	61,984
	7,806	(82,933)	(310,577)

Weighted average number of common shares (1)	102,148,629	101,053,095	100,719,224
Common stock and common stock equivalents	102,148,629	101,053,095	100,719,224

Net income (loss) per common share
- Continuing operations - basic and diluted	(1.01)	(1.28)	(3.70)
- Discontinued operations - basic and diluted	1.08	0.46	0.62
- Basic and diluted	0.08	(0.82)	(3.08)
(1) Includes common stock related to non-forfeitable stock-based awards.

Prior to January 1, 2021, the Company used the treasury stock method to determine the dilutive impact of the Convertible Notes (see Note 8) when calculating diluted earnings per share. Upon adoption of ASU 2020-06 on January 1, 2021, the Company changed to the if-converted method to determine any potential dilutive impact of the Convertible Notes on diluted earnings per share (see Note 1). The dilutive impact of the conversion feature on the Convertible Notes is determined using an assumed conversion date equal to the beginning of the reporting period.

Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the years ended December 31, 2021, 2020 and 2019, 15.0 million, 7.2 million and 3.5 million shares, respectively, of Common Stock from stock-based awards and the conversion feature on the Convertible Notes were excluded from the computation of diluted earnings per common share for these periods.
20. Restructuring Charges
During 2021, the Company recorded restructuring charges of $1.8 million (2020 – $10.7 million, 2019 – $8.4 million).

The restructuring charges in 2021 primarily related to costs associated with the expected termination of contract for the Sevan Hummingbird FPSO.

The restructuring charges in 2020 primarily related to the cessation of production of the Petrojarl Banff FPSO unit in June 2020, and the restructuring of the Company's tanker services and operations. In addition, the restructuring charges for the year ended December 31, 2020 also related to severance costs resulting from the termination of the management contract for a FSO unit based in Australia (the severance costs were partially recoverable from the customer and the recovery was presented in revenue), and severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera (see Note 13), and the recovery was presented in revenue.

The restructuring charges in 2019 primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which these costs were fully recovered from the customer, and the recovery is presented in revenue and severance costs resulting from the reorganization and realignment of resources of the Company's shared service function.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
At December 31, 2021 and 2020, $4.7 million and $1.7 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets. Included in the restructuring liability as at December 31, 2021, are costs related to the reorganization and realignment of resources of the Company's shared service function, following the sale of the Teekay Gas Business, the majority of which will be paid for by the Teekay Gas Business as part of the sale transaction (see Note 23).

21. Income Tax Recovery (Expense)
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian, U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	December 31, 2021 $	December 31, 2020 $
Deferred tax assets:
Vessels and equipment	15,653	17,707
Tax losses carried forward and disallowed finance costs (1)	96,008	108,869
Other	4,084	13,779
Total deferred tax assets	115,745	140,355
Deferred tax liabilities:
Other	6,054	18,596
Total deferred tax liabilities	6,054	18,596
Net deferred tax assets	109,691	121,759
Valuation allowance	(106,949)	(118,861)
Net deferred tax assets	2,742	2,898
(1)Substantially all of the Company's estimated net operating loss carryforwards of $470.5 million relate primarily to its U.K. and Norwegian subsidiaries and, to a lesser extent, to its Australian subsidiaries. The Company had estimated disallowed finance costs in Norway of approximately $15.0 million at December 31, 2021, which are available 10 years from the year the costs are incurred for offset against future taxable income in Norway.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax recovery (expense) are as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Current	4,082	(6,756)	(18,581)
Deferred	881	1,197	735
Income tax recovery (expense)	4,963	(5,559)	(17,846)

The Company operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year-to-year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Net loss before taxes	(282,426)	(18,745)	(306,861)
Net loss not subject to taxes	(336,040)	(9,912)	(269,677)
Net income (loss) subject to taxes	53,614	(8,833)	(37,184)
At applicable statutory tax rates	12,476	(1,411)	(6,547)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(13,870)	4,947	24,368
Other	(3,569)	2,023	25
Tax (recovery) expense related to the year	(4,963)	5,559	17,846

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company’s consolidated balance sheets:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Balance of unrecognized tax benefits as at January 1	51,562	53,665	36,816
Increases for positions related to the current year	3,749	14,264	3,893
Increases for positions related to prior years	4,801	10,704	16,627
Decreases for positions related to prior years	—	(15,941)	(588)
Settlements with tax authority	—	(8,714)	—
Decreases related to statute of limitations	(12,753)	(2,910)	(2,546)
Foreign exchange (gain) loss	(403)	494	(537)
Balance of unrecognized tax benefits as at December 31	46,956	51,562	53,665

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.

Interest and penalties related to freight taxes during the years ended December 31, 2021, 2020 and 2019 are included in the table above, and were approximately $6.2 million, $13.4 million and $8.6 million, respectively. As at December 31, 2021, 2020, and 2019, total interest and penalties recognized were $26.7 million, $29.2 million and $26.1 million respectively.

In 2020, the Company obtained further advice regarding freight taxes in a certain jurisdiction due to the uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. Based on this new information and other considerations related to the future application of the tax law to past periods, the Company increased its uncertain tax liabilities for this jurisdiction for periods prior to 2020 by $7.6 million.

In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.4 million to $8.6 million, of which $7.9 million was paid in August 2020 and $0.9 million was paid in June 2021, with respect to open tax years up to and including 2020.

The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
22. Equity-accounted Investments
Teekay Tankers has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby Teekay Tankers has a 50% economic interest in the High-Q joint venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party.

As at December 31, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $28.1 million (2020 - $25.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by Teekay Tankers.

During the year ended December 31, 2021, Teekay Tankers recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in the value of the VLCC as a result of the current tanker market to which the COVID-19 global pandemic has been a contributing factor resulting in low oil demand. The investment was written-down by $11.6 million to its estimated fair value, which has been recognized in equity (loss) income in the consolidated statements of (loss) income for the year ended December 31, 2021.

For the year ended December 31, 2021, Teekay Tankers recorded equity (loss) income of ($14.1) million (2020 - $5.1 million and 2019 – $2.3 million), which comprises its share of net (loss) income from the High-Q joint venture, as well as the impairment recognized in 2021.

As at December 31, 2021 and 2020, Teekay Tankers had a total investment in and advance to its equity-accounted joint venture of $13.0 million and $28.6 million, respectively (see Note 11).

On May 8, 2019, Teekay sold to Brookfield all of the Company's remaining interests in Altera, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera for total cash proceeds of $100 million. Prior to the sale in May 2019, Teekay included the results of Altera as an equity-accounted investment in its financial results. The Company wrote-down the investment in Altera by $64.9 million and recognized a loss on sale of $8.9 million which are included in equity loss on the consolidated statements of (loss) income for the year ended December 31, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

23. Discontinued Operations
On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022 (see Note 24).
All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of (loss) income in these consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) called "income from discontinued operations". Revenues and expenses of the Teekay Gas Business have been determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. Prior to or shortly after the closing of the sale of the Teekay Gas Business, the Company will undergo an internal reorganization which will result in two existing subsidiaries and two new subsidiaries of the Company collectively containing all the shore-based management operations for Seapeak and certain of Seapeak’s joint ventures. A substantial majority of the Company’s corporate Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Seapeak that will be assumed by the acquiror thereof as well as Teekay Parent’s revolving credit facility that was required to be terminated as a result of the proposed sale of the Teekay Gas Business.

The consolidated balance sheets as at December 31, 2021 and December 31, 2020 reflect the aggregation and separate presentation of all current assets, non-current assets, current liabilities and non-current liabilities of the Teekay Gas Business. The assets and liabilities of the Teekay Gas Business and the Company’s continuing operations exclude any intercorporate amounts owing in order to reflect the discontinuance of services between the Company and the Teekay Gas Business following a transition period.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table contains the major components of income from discontinued operations of the Teekay Gas Business for the periods presented:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Revenues	680,589	669,417	670,346
Voyage expenses	(28,190)	(17,394)	(21,387)
Vessel operating expenses	(200,917)	(188,251)	(177,141)
Time-charter hire expenses	(23,487)	(23,564)	(19,994)
Depreciation and amortization	(130,810)	(129,752)	(136,765)
General and administrative expenses	(24,196)	(15,075)	(11,714)
(Write-down) and gain on sale of vessels	—	(51,000)	13,564
Restructuring charges	(3,223)	—	(3,690)
Income from vessel operations	269,766	244,381	313,219
Interest expense	(122,561)	(136,572)	(167,661)
Interest income	5,945	6,903	4,400
Realized and unrealized gains (losses) on non-designated derivative instruments	8,524	(33,334)	(13,361)
Equity income	115,399	72,233	58,819
Foreign exchange gain (loss)	7,344	(18,373)	(10,051)
Other loss	(3,566)	(16,523)	(2,008)
Income from discontinued operations before income taxes	280,851	118,715	183,357
Income tax expense	(6,756)	(3,429)	(7,636)
Income from discontinued operations	274,095	115,286	175,721

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2021 and December 31, 2020, the major classes of the Teekay Gas Business’s assets and liabilities that are components of current assets – discontinued operations, non-current assets – discontinued operations, current liabilities – discontinued operations and non-current liabilities – discontinued operations, were as follows:

	As at December 31,
	2021 $	2020 $
ASSETS
Cash and cash equivalents	101,190	220,042
Other current assets	264,537	60,999
Vessels and equipment	2,831,530	—
Net investment in direct financing and sales-type leases, net	480,508	—
Investment in and loans, net to equity-accounted investments	1,126,674	—
Current assets – discontinued operations	4,804,439	281,041
Vessels and equipment	—	2,895,919
Net investment in direct financing and sales-type leases, net – non-current	—	500,101
Investment in and loans, net to equity-accounted investments	—	1,047,091
Other non-current assets	—	142,223
Non-current assets – discontinued operations	—	4,585,334
Total assets – discontinued operations	4,804,439	4,866,375

LIABILITIES
Current portion of long-term debt	1,379,642	250,508
Current obligations related to finance leases	1,268,990	71,932
Other current liabilities	228,997	209,301
Current liabilities – discontinued operations	2,877,629	531,741
Long-term debt	—	1,221,705
Long-term obligations related to finance leases	—	1,268,990
Other long-term liabilities	—	95,779
Non-current liabilities – discontinued operations	—	2,586,474
Total liabilities – discontinued operations	2,877,629	3,118,215

A condensed summary of the financial information for certain equity-accounted investments (20% to 52%-owned) shown on a 100% basis (excluding the impact from purchase price adjustments arising from the acquisition of joint ventures), included in discontinued operations, are as follows:

	As at December 31,
	2021 $	2020 $
Cash and restricted cash	460,342	400,816
Other assets – current	208,029	180,673
Vessels and equipment, including vessels related to finance leases and advances on newbuilding contracts	1,825,562	1,912,776
Net investment in direct financing leases	5,103,376	5,237,791
Other assets – non-current	255,270	216,331
Current portion of long-term debt and obligations related to finance leases	611,180	582,767
Other liabilities – current	250,753	232,466
Long-term debt and obligations related to finance leases	4,551,612	4,853,791
Other liabilities – non-current	220,454	350,057

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31,
	2021 $	2020 $	2019 $
Revenues	990,703	1,008,112	766,618
Income from vessel operations	572,985	584,685	400,326
Realized and unrealized gain (loss) on non-designated derivative instruments	26,743	(94,760)	(40,915)
Net income	342,068	152,144	130,314
24. Subsequent Events
a)On October 4, 2021, Teekay LNG Partners (now known as Seapeak LLC), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement), which closed on January 13, 2022. As part of the Merger and related transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrent with the closing of these transactions, the Company and Teekay LNG Partners entered into a transition services agreement whereby each party will provide certain services, consisting primarily of corporate services that were previously shared by the entire organization, to the other party for a period of months following closing to allow for the orderly separation of these functions into two standalone operations.
b)In mid-December 2021, Teekay elected to redeem all of the 2022 Notes under the related indenture at 102.313% of the principal amount. As of January 12, 2022, Teekay had $243.4 million total aggregate principal amount of the 2022 Notes outstanding. The redemption was completed on January 14, 2022. In addition, on January 10, 2022, Teekay announced a cash tender offer for any and all of its outstanding Convertible Notes at 102.0% percent of the principal amount. As of January 12, 2022, Teekay had $112.2 million total aggregate principal amount of the Convertible Notes outstanding. The cash tender was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes, representing approximately 75.8% of the total outstanding as of December 31, 2021, validly tendered. In March 2022, Teekay repurchased an additional $3.8 million of the principal of the Convertible Notes. After the settlement in February 2022 and the repurchases in March 2022, approximately $23.4 million aggregate principal amount of the Convertible Notes remain outstanding.

c)During the first quarter of 2022, Teekay Tankers entered into agreements to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The vessels and related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021 (see Note 18). The Suezmax tanker was written down to its agreed sales price less selling costs, and one of the Aframax tankers was written down to its estimated sales price less estimated selling costs. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax tankers are expected to be delivered to their new owners in April 2022.

d)In March 2022, Teekay Tankers completed a $177.3 million sale-leaseback financing transaction related to eight Suezmax tankers. Pursuant to this arrangement, Teekay Tankers transferred the vessels to subsidiaries of a financial institution and leased the vessels back on bareboat charters ranging from six to nine-year terms. Teekay Tankers has the option to repurchase any of the vessels, commencing at the end of the second year. These bareboat charters require that Teekay Tankers maintain a minimum liquidity consistent with Teekay Tankers' other vessels financed on similar arrangements (see Note 10) and, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS (NOTE 1)
(in thousands of U.S. dollars)

	As at December 31, 2021 $	As at December 31, 2020 $
ASSETS
Current
Cash and cash equivalents	31,001	9,604
Accounts receivable	126	309
Prepaid expenses and other	192	57
Due from affiliates	90,803	166,219
Total current assets	122,122	176,189
Investments in and advances to subsidiaries (note 1)	724,016	635,060
Other assets	—	9
Total assets	846,138	811,258
LIABILITIES AND EQUITY
Current
Accounts payable	2,149	16,170
Accrued liabilities	15,171	7,269
Due to affiliates	222,638	247,425
Current portion of long-term debt	239,807	—
Other current liabilities	58	971
Total current liabilities	479,823	271,835
Long-term debt (note 2)	111,383	339,933
Other long-term liabilities	7,884	8,183
Total liabilities	599,090	619,951
Equity
Common stock and additional paid-in capital	1,053,804	1,057,321
Accumulated deficit	(806,756)	(866,014)
Total equity	247,048	191,307
Total liabilities and equity	846,138	811,258
The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF INCOME (LOSS) (NOTE 1)
(in thousands of U.S. dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Operating expenses	—	—	(412)
General and administrative expenses	(18,085)	(16,659)	(19,463)
Loss from operations	(18,085)	(16,659)	(19,875)
Interest expense	(33,320)	(37,674)	(46,243)
Interest income	35	267	1,561
Impairments of investments and advances (note 1)	—	(123,753)	(103,420)
Dividend income (note 1)	121,253	58,563	62,100
Other	(11,737)	20,572	(5,662)
Net income (loss) before income taxes	58,146	(98,684)	(111,539)
Income tax recovery	1,112	790	7
Net income (loss)	59,258	(97,894)	(111,532)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	59,258	(97,894)	(111,532)
Non-cash and non-operating items:
Unrealized gain on derivative instruments	(913)	(656)	(270)
Impairments of investments and advances	—	123,753	103,420
Stock-based compensation	3,276	5,165	7,400
Dividends-in-kind	(75,298)	(31,763)	(10,000)
Other	4,610	7,925	19,153
Change in operating assets and liabilities	35,672	8,508	(15,314)
Net operating cash flow	26,605	15,038	(7,143)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	—	—	250,000
Prepayments of long-term debt	—	(18,249)	—
Scheduled repayments of long-term debt	—	(36,712)	(480,851)
Debt issuance costs	—	—	(15,029)
Advances from affiliates	—	—	227,157
Cash dividends paid	—	—	(5,523)
Other financing activities	(459)	(128)	(637)
Net financing cash flow	(459)	(55,089)	(24,883)
INVESTING ACTIVITIES
Purchase of Teekay Tankers common shares	(4,749)	—	—
Net investing cash flow	(4,749)	—	—
Increase (decrease) in cash and cash equivalents	21,397	(40,051)	(32,026)
Cash and cash equivalents, beginning of the year	9,604	49,655	81,681
Cash and cash equivalents, end of the year	31,001	9,604	49,655
Supplemental cash flow information (note 3)

The accompanying notes are an integral part of the condensed non-consolidated financial information.

TEEKAY CORPORATION
SCHEDULE I
NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL INFORMATION OF REGISTRANT
1. Summary of Significant Accounting Policies
Basis of presentation
The accompanying condensed non-consolidated financial information is required by SEC Regulation S-X 5-04 for Teekay Corporation (or Teekay), which requires the inclusion of financial information for Teekay on a stand-alone basis if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. The restricted net assets of consolidated subsidiaries was $271.0 million, or 53% of total consolidated net assets, as at December 31, 2021.
Teekay’s investments in subsidiaries are presented in this financial information under the cost method of accounting, whereby Teekay’s investment in subsidiaries is measured initially at cost. Under the cost method of accounting for investments in common stock, dividends are the basis for recognition of earnings from an investment. Under this method, an investor recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the investor only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. Teekay received dividends from its subsidiaries of $121.3 million (2021), $58.6 million (2020) and $62.1 million (2019).
Teekay recognizes an impairment loss on its investments in its subsidiaries when the fair value of its investments is lower than the carrying value. The fair value of Teekay's investments in its subsidiaries is primarily influenced by the publicly-traded unit price of Seapeak's common units (prior to Teekay's sale of all its interests in Seapeak on January 13, 2022), and the share price of Teekay Tankers' common shares, as of the respective balance sheet dates.
A substantial amount of Teekay’s operating, investing and financing activities are conducted by its affiliates and not reflected in this financial information. The condensed non-consolidated financial information should be read in conjunction with Teekay’s consolidated financial statements.
2. Long-term debt

	December 31, 2021 $	December 31, 2020 $
Senior Notes (9.25%) due November 2022	243,395	243,395
Convertible Senior Notes (5%) due January 2023	112,184	112,184
Total principal	355,579	355,579
Less unamortized discount and debt issuance costs	(4,389)	(15,646)
Total debt	351,190	339,933
Less current portion	(239,807)	—
Long-term portion	111,383	339,933

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of the Company's subsidiaries and are secured by first-priority liens on one of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owned all of Teekay's common units of Seapeak and all of Teekay’s Class A common shares of Teekay Tankers, and a pledge of the equity interests in Teekay's subsidiaries that own or previously owned Teekay's FPSO units.

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022. During 2020, the Company repurchased $6.6 million of the principal of the 2022 Notes in the open market for total consideration of $6.2 million. Subsequent to December 31, 2021, the Company redeemed the 2022 Notes in full.

On January 26, 2018, the Company completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (or the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share.

During 2020, the Company repurchased $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million. As of December 31, 2021 and as of January 1, 2021, upon adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (see "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies"), the outstanding principal value of the Convertible Notes was $112.2 million. As of December 31, 2021, and January 1, 2021, the net carrying amount of the Convertible Notes was $111.4 million and $110.6 million, respectively, which reflected unamortized debt issuance costs of $0.8 million and $1.6 million, respectively. The estimated fair value of the Convertible Notes was $111.4 million and $101.6 million, as of December 31, 2021, and January 1, 2021, respectively. For the year ended December 31, 2021, total interest expense for the Convertible Notes was $6.4 million, with coupon interest expense of $5.6 million and amortization of debt issuance costs of $0.8 million. Subsequent to December 31, 2021, the Company announced that it had commenced a cash tender offer to purchase any and all of the Convertible Notes. The cash tender was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes, representing approximately 75.8% of the total outstanding as of December 31, 2021, validly tendered. In March 2022, Teekay repurchased an additional $3.8 million of the principal of the Convertible Notes. After the settlement in February 2022 and the repurchases in March 2022, $23.4 million aggregate principal amount of the Convertible Notes remained outstanding.
3. Supplemental Cash Flow Information
During 2021, 2020 and 2019, the Company received dividends of $75.3 million, $31.8 million and $10.0 million, respectively, paid-in-kind, which were treated as non-cash transactions in the Company's condensed statement of cash flows.