Form 20-F
period 2022-12-31
TEEKAY CORP
filed 2023-03-31
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
98,318,395 shares of Common Stock, par value of $0.001 per share.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report of Teekay Corporation on Form 20-F for the year ended December 31, 2022 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. References in this Annual Report to "Teekay Tankers" refer to our subsidiary, Teekay Tankers Ltd. (NYSE: TNK). In addition, references in this Annual Report to "Altera" refer to Altera Infrastructure L.P., previously known as Teekay Offshore Partners L.P. (NYSE: TOO), which was a subsidiary of Teekay Corporation until September 2017, and an equity-accounted investment until May 2019, and to "Seapeak" refer to Seapeak LLC (NYSE: SEAL), previously known as Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG Partners), which was a subsidiary of Teekay Corporation until January 2022. References to the “Teekay Gas Business” refer to the following, prior to their sale by Teekay to Stonepeak Partners L.P. and Seapeak in January 2022: Teekay’s general partner interest in Teekay LNG Partners; all of Teekay LNG Partners’ common units held by Teekay; and certain subsidiaries of Teekay that collectively contained the shore-based management operations of Teekay LNG Partners and certain of its joint ventures.

The sale of the Teekay Gas Business by Teekay occurred on January 13, 2022. The presentation of certain information in the Company’s consolidated financial statements included in this Annual Report reflects that the Teekay Gas Business is a discontinued operation of the Company. See "Item 18 – Financial Statements: Note 23 - Discontinued Operations” for further information.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to pursue capital expenditures, acquisitions and other expansion opportunities;
•our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in periodic distributions, and the dividend policy of our publicly-listed subsidiary, Teekay Tankers, including any increases in dividend levels of Teekay Tankers;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;
•our ability and plans to obtain financing for new projects and commitments, refinance existing debt obligations and fulfill our debt obligations, including the expectation as to the timing for a new Teekay Tankers secured revolving credit facility;
•our plans for Teekay Parent, which excludes our interests in Teekay Tankers and includes Teekay Corporation and its remaining subsidiaries, to increase its intrinsic value per share;
•the expected scope, duration and effects of the unfolding geopolitical crisis between Ukraine and Russia, including its impact on global supply and demand for crude oil and petroleum products and fleet utilization, our industry and our business and the consequences of any future epidemic or pandemic crises or geopolitical tensions;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and charter and spot rates, estimated growth in world fleets, oil production, refinery capacity and competition for providing services, and changes to trade routes and the development of adjacent markets;
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
•our expectations and estimates regarding future charter business;
•our compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•operating expenses, availability of crew and crewing costs, relationships with labor unions, number of off-hire days, dry-docking requirements and durations, insurance costs and the adequacy of insurance coverage, and expectations as to cost-saving initiatives;

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
•the expectations as to the chartering of unchartered vessels and the timing of the purchase and delivery of vessels;
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

•Public health threats, including COVID-19 or variants, could have material adverse effects on our operations and financial results.
•Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs and business disruption.
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
•We may be unable to make or realize benefits from investments or acquisitions and growth through any such transaction may harm our financial condition and performance.
•The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.
•Delays in the delivery of and installation of new vessel equipment could result in significant vessel downtime and have adverse impacts on our results of operations.
•Technological innovation could reduce our charter hire income and the value and operational lives of our vessels.
•The intense competition in our markets may lead to reduced profitability or reduced expansion opportunities.
•The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
•Our ability to repay or refinance debt obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We will need to obtain additional financing, which financing may limit our ability to make cash dividends, increase our financial leverage and result in dilution to our equity holders.
•Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to re-charter these vessels.
•Changes in market conditions may limit our access to capital and our growth.
•An increase in operating costs, due to increased inflation or otherwise, could adversely affect our cash flows and financial condition.
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing, or our operating results.
•We have recognized asset impairments in the past and we may recognize additional impairments in the future.
•We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments.
•We anticipate that Teekay Tankers may need to accelerate its fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which it anticipates will require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and expose us to decreased charter rates.
•Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
•Teekay Tankers has substantial obligations related to finance leases and may incur additional debt and obligations in the future.
•Use of LIBOR is scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.
•We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•Our and many of our customers’ substantial operations outside the United States (or U.S.) expose us and them to political, governmental and economic instability.
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
•Teekay Tankers’ full service lightering (or FSL) operations are subject to specific risks that could lead to accidents, oil spills or property damage.
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
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
•The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Information and Technology Risks
•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Risks Related to an Investment in Our Securities
•Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
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

The cyclical nature of the tanker industry may adversely affect our earnings and profitability. The cyclical nature of the industry may also lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in our revenues, earnings and profitability we generate from our vessels. The cyclical nature of the tanker industry may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease, particularly with respect to the tankers owned by Teekay Tankers, which accounted for approximately 89% and 79% of our consolidated revenues from continuing operations during 2022 and 2021, respectively. These vessels are primarily employed on the spot-charter market, which is highly volatile and fluctuates based upon tanker and oil supply and demand. Declining spot rates in a given period generally will result in corresponding declines in operating results for that period. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

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

Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Following our sale in January 2022 of the Teekay Gas Business, which operated primarily under long-term, fixed-rate charter contracts, our revenues are more volatile and dependent on revenues generated by our tanker fleet.

The conflict in Ukraine and the consequent sanctions imposed on Russia have significantly increased tanker demand and rates by reshaping global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine and the lifting of those sanctions may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

High oil prices could negatively impact tanker freight rates.

Global crude oil prices increased through the course of 2021 and reached more than a ten-year high in June 2022. High oil prices could negatively impact tanker freight rates due to reduced oil demand, higher operating costs as a result of increased bunker prices, and weaker refining margins.

A decline in oil prices may adversely affect our growth prospects and results of operations.

Low oil prices may adversely affect energy and capital markets and available sources of financing for our capital expenditures and debt repayment obligations. If oil prices decline and a sustained low energy price environment develops, our business, results of operations and financial condition, may be adversely affected, including as a result of a number of related factors, some of which may be beyond our control, including:

•lower demand for tankers, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or which may result in extended periods of our vessels being idle between contracts;
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
•piracy (hijackings and kidnappings);
•cyber-attacks;
•acute-onset illnesses in connection with global or regional pandemics or similar public health crises;
•mental health of crew members;
•human error; and
•war and terrorism.

An accident involving any of our vessels could result in any of the following:

•significant litigation with our customers or other third parties;
•death or injury to persons, loss of property or damage to the environment and natural resources;
•delays in the delivery of cargo;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the environment affected by the spill;
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

Public health threats, including COVID-19 or variants, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as COVID-19, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to the COVID-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures caused severe trade disruptions. In addition, the pandemic initially resulted, and the pandemic or other future public health threats may again result in, a significant decline in global demand for crude oil and refined petroleum products. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which the COVID-19 pandemic or any other public health threat may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted, including, among others, the impact of the end of China’s zero-COVID policy and of the development of variants of the COVID-19 virus, and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact.

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

Furthermore, Russia’s invasion of Ukraine, in addition to sanctions announced by several world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States, the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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

Economic downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Several economists anticipate a potential slowing of the global economy due in part to inflationary pressures and higher interest rates, and with many nations, including the U.S., facing a potential economic recession during 2023.

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

Our strategy includes seeking suitable investment or acquisition opportunities in both the broader shipping sector and, potentially, in new and adjacent markets, particularly following our sale of the Teekay Gas Business. We may be unable to make or realize expected benefits from investments or acquisitions and growth through any such transaction may harm our financial condition and performance.

A principal component of our business strategy is seeking suitable investment or acquisition opportunities in both the broader shipping sector and, potentially, in new and adjacent markets, particularly following our sale of the Teekay Gas Business. Any such growth may involve our expansion into new geographic areas and new services. We may not be successful in expanding our operations and any expansion may not be profitable. In order to achieve growth, we may acquire new companies or businesses, which transactions may involve business risks commonly encountered in acquisitions of companies, including:

•interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;
•additional demands on members of our senior management while integrating acquired businesses or managing new investments, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;
•difficulties identifying suitable acquisition candidates or investment opportunities, and successfully competing for available opportunities;
•difficulties integrating the operations, personnel and business culture of acquired companies;
•difficulties coordinating and managing geographically separate organizations;
•adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired or invested in;
•difficulties entering geographic markets or new market segments in which we have no or limited experience; and
•loss of key officers and employees of acquired companies.

We may not be successful in identifying, negotiating and completing any potential acquisition or investment opportunities. Any such transactions may not be profitable to us at the time of their completion and may not generate revenues, profits or cash flows sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our results of operations and financial condition, including the risks that we may: fail to realize anticipated benefits, such as cost savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and reduce our liquidity.

The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.

We periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry docked every two and a half years to five years depending on the age of the vessel. Depending on the type of dry docking required, a vessel will incur a number of days of downtime where it will not be in service. During times of favorable market conditions, any increase in the number of required dry dockings in a given timeframe and the lost revenue days arising from this downtime could result in a material loss of earnings.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel downtime and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depend on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel dry dockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of dry docking days and adversely impact our results of operation.
Technological innovation could reduce our charter hire income and the value and operational lives of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically-advanced vessels could adversely affect the amount of charter hire payments, if any, we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our business, financial condition and results of operations could be adversely affected.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2022, 2021 and 2020. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;
•upon a breach by us of the relevant contract, the customer exercises certain rights to terminate the contract;
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

Our ability to repay or refinance lease obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. We may need to obtain additional financing, which financing may limit our ability to make cash dividends and distributions, increase our financial leverage and result in dilution to our shareholders.

To fund existing and future debt and lease obligations and capital expenditures and to meet the minimum liquidity requirements under the financial covenants in our credit facilities and finance leases, we may be required to obtain additional sources of financing, in addition to any amounts generated from operations. These anticipated sources of financing include raising additional debt and capital, including equity issuances.

Our ability to obtain external financing may be limited by our financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay any future cash dividends to shareholders or to operate our businesses as currently conducted. In addition, issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain any future quarterly dividends. The sale of certain assets will reduce cash from operations and the cash available for distribution to shareholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 16a – Commitments and Contingencies – Liquidity".

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

We have relied primarily upon bank financing and debt and equity offerings to fund our growth. Changes in market conditions in the energy and shipping sectors could reduce our and Teekay Tankers' access to capital, particularly equity capital. Issuing additional common equity would be dilutive to shareholders. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth prospects and our ability to refinance debt and pay dividends to our shareholders.

An increase in operating costs, due to increased inflation or otherwise, could adversely affect our cash flows and financial condition.

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crew and inflation. Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our or Teekay Tankers’ charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing, or our operating results.

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

Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings.

Declining vessel values could also result in a breach of our loans and obligations under finance lease covenants and cause events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. In such an event, we may be required to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to avoid a default or cure any such breach within the prescribed cure period in a particular financing facility, the lenders under these facilities could accelerate our debt or obligations under our finance leases and foreclose on our vessels and other assets pledged as collateral or require an early termination of the applicable credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. As of December 31, 2022, the total outstanding debt under credit facilities and obligations under finance leases with this type of loan-to-value covenant tied to conventional tanker values was $536.5 million. We have one credit facility and 27 obligations related to finance leases that require us to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100% to 125%. As of December 31, 2022, we were in compliance with these required ratios. In addition, a significant decline in the market value of our vessels may prevent us from refinancing vessels with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate the investment in our equity-accounted joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable. We recognized asset impairment charges of $92.4 million and $149.2 million in 2021 and 2020, respectively, in relation to continuing operations. There were no impairment charges in 2022. The 2021 charge included impairments of $66.9 million, $18.4 million, $6.4 million for four Suezmax tankers and seven Aframax / LR2 tankers, respectively, of Teekay Tankers' vessels. The 2020 charge included impairments of $70.7 million for two of our FPSO units, the Petrojarl Banff and Sevan Hummingbird, and impairments of $67.0 million for nine of Teekay Tankers' Aframax tankers.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments.

Our subsidiaries, which are all directly and indirectly wholly owned by us, own all of our substantive operating assets. As a result, our ability to satisfy our financial obligations and to pay any dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and our subsidiaries being permitted by law and contract to make such distributions to us; to the extent that they are unable to generate or distribute profits to us, we may be unable to pay our creditors or any dividends to our shareholders.

We anticipate that Teekay Tankers may need to accelerate its fleet renewal in coming years, the success of any such program which will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which it anticipates will require significant expenditures.

As approximately 30% of Teekay Tankers' fleet is currently aged 15 years and older, we anticipate Teekay Tankers may need to accelerate its fleet renewal in coming years. Teekay Tankers' ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our consolidated financial condition, cash flows and results of operations.

A number of third-party vessel owners have installed exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and expose us to decreased charter rates.

As of December 31, 2022, owners of approximately 33% of the worldwide fleet of tankers with capacity over 10,000 dead-weight tonnes had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of oil tankers and lightering support vessels and the transfer of oil is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time. Any significant unpaid claims or off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and continues to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of the COVID-19 pandemic, outbreaks of other communicable diseases, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms. Following our sale in January 2022 of the Teekay Gas Business, we own a smaller fleet, which may impact our buying power and could lead to us having increased insurance coverage costs.

Teekay Tankers has substantial obligations related to finance leases and may incur additional debt and finance lease obligations in the future.

As of December 31, 2022, our consolidated debt and the current and long-term portions of obligations related to finance leases totaled $553.9 million (including $536.5 million of obligations related to finance leases of Teekay Tankers) and we had the capacity to borrow an additional $82.5 million under our revolving credit facilities. In addition, we have a working capital loan facility which provides borrowings of up to a maximum of $80 million. As of December 31, 2022, there were no outstanding amounts under the working capital facility. These credit facilities may be used by us for general corporate purposes. In addition to our consolidated debt, our debt of a joint venture was $24.4 million as of December 31, 2022, of which Teekay Tankers has guaranteed 50%. Our consolidated debt, finance lease obligations and joint venture debt could increase substantially. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms, if at all;
•we will need to use a substantial portion of our cash flow to make principal and interest payments on our debt and obligations related to finance leases, reducing the funds that would otherwise be available for operations, future business opportunities, repurchases of equity securities and dividends to shareholders;
•our finance lease and debt obligations may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•our finance lease and debt obligations may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

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

Use of LIBOR is scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The U.S. Federal Reserve has selected SOFR as an alternative, which is a relatively new index calculated by short-term repurchase agreements backed by Treasury securities. SOFR is observed and backward-looking, which stands in contrast with LIBOR, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. The ongoing transition from LIBOR to SOFR or any other alternative to LIBOR may not produce the economic equivalent of LIBOR.

Some of the agreements governing our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable. Transitions to the alternative methods may adversely affect the costs of these debt and finance lease obligations.

As at December 31, 2022, our revolving credit facilities, interest rate swap and finance lease facilities continued to use LIBOR. In January 2022, we amended one working capital loan facility to daily SOFR. Although we anticipate that our existing revolving facility and interest rate swaps and other interest rate derivative agreements will be amended to SOFR or an alternative reference rate prior to LIBOR ceasing on June 30, 2023, there can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.

Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.

As of December 31, 2022, we had $390.0 million in aggregate principal amount of outstanding indebtedness and finance lease obligations that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. We are exposed to the impact of interest rate changes primarily through certain of our borrowings and finance lease obligations that require us to make interest payments based on LIBOR or Secured Overnight Finance Rate (or SOFR). Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates have increased substantially since early 2021, with central banks implementing several rate increases during 2022 and contemplating further increases in 2023. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

As of December 31, 2022, we had a total of $519.9 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in bank deposits. Our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements, cash, cash equivalents and short-term investments which are time deposits held with financial institutions. For further information about our financial instruments at December 31, 2022 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2022, we had a total of $519.9 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash, cash equivalents or short-term investments for an uncertain period of time, if at all. As demonstrated recently by Silicon Valley Bank and other banks, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash, cash equivalents or short-term investments could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates or by performance of the capital markets.

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of the date of this Annual Report, two of our time chartered-in vessels currently operate under fixed-rate time-charter contracts. To the extent we enter into medium or long-term time charters, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facilities, working capital loan facility, term loans, finance leases, indentures and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

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

In addition, certain of our debt agreements and finance leases require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and finance leases may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under our financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities or finance leases to which the chartered vessels relate.

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

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends. For example, the United States, the European Union, the United Kingdom and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the United States and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the United States and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, or trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East or Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries.

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

Our success depends on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Exposure to currency exchange rate fluctuations results in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Australian Dollars under some of our contracts. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the British Pound, the Euro, the Singapore Dollar, Australian Dollar, and Canadian Dollar.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting standards, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rates at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period.

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

Teekay Tankers may expend substantial sums during the construction of potential future newbuildings or upgrades to its existing vessels, without earning revenue and without assurance that they will be completed.

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

Our newbuilding financing commitments typically have been prearranged. However, if we are unable to obtain financing required to complete payments on any potential future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.

Teekay Tankers’ U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to or from U.S. Gulf ports, Teekay Tankers’ lightering revenues may be limited due to the availability of alternative methods.

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

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran, and the Ukraine regions Crimea, Luhansk and Donetsk. The U.S. also has imposed substantial restrictions on trade with Russia, Yemen and Venezuela.

Since February 2022, the United States and numerous other nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. In December 2022, the U.S., United Kingdom and European Union in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently USD $60 per barrel). These Russian sanctions, together with the global reaction to the Russian invasion of Ukraine, may reduce our revenues.

Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.

Several years ago, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derived revenue, made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union and United Kingdom, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or United Kingdom sanctions at the time, and we intend to maintain our compliance with all U.S., European Union and United Kingdom sanctions.

These historical port calls have not adversely affected our business, which we believe is due to such port calls being legal at the time and that we are able to demonstrate our compliance. However, some charterers may choose not to utilize a vessel that had previously called at a port in a now sanctioned country. Some investors might decide not to invest in us simply because we previously called on, or through our participation in RSAs previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (or the CFA). We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The International Maritime Organization (or the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions are expected to increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

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

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to the requirements under the IMO, the United States Coast Guard (or the USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.

As a Marshall Islands corporation with our headquarters in Bermuda and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. As of December 31, 2022, both Bermuda and the Marshall Islands remained “white-listed” by the European Union. However, on February 14, 2023, the European Union moved the Marshall Islands back to the "blacklist". Although we understand that the Marshall Islands is committed to full cooperation with the European Union and expects to be moved back to the "white list" in October 2023, subject to review by the European Union Council, there is no assurance that such a reclassification will occur. If the Marshall Islands is not removed from the blacklist and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

European Union member states have agreed upon a set of measures, which they can choose to apply against blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. European Union legislation prohibits European Union funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and a number of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in non-compliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call on certain ports where there is a higher risk that smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition and results of operations.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. For example, the European Union’s General Data Privacy Regulation (or the GDPR), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights took effect in May 2018 and the People’s Republic of China adopted the Personal Information Protection Law, containing similar provisions, which took effect in November 2021. These and other data privacy laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Securities

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (or the BCA). Many of the provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors and officers under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors and officers under statutes or judicial precedent in existence in certain U.S. jurisdictions.

Shareholder rights may differ as well. While the BCA incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.

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

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2023 tax year, we currently have significant cash assets which could increase our risk that U.S. tax authorities could treat us as a PFIC in 2023 and future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We have significant cash assets. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2023 tax year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to future results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC in 2023 or future tax years. In addition, should Teekay Tankers dispose of a certain number of their vessels without immediately replacing those vessels, we expect this would result in a significant risk that we would become a PFIC in the tax year in which these sales occurred. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value) of Teekay Tankers, such as by way of Teekay Tankers issuing new equity and diluting our ownership, by way of a merger, or by way of us selling equity interests in Teekay Tankers, based on our current asset portfolio, we expect we would become a PFIC in the year in which this event occurred. If any of the scenarios set out above were to occur, our PFIC status for any tax year may depend significantly on how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers or from the sale of any of Teekay Tankers’ vessels, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common stock to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2023 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined below under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations") held our common stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification".

We are subject to taxes, which reduces our cash available for distribution to shareholders.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. These changes, when and if enacted and implemented by various countries in which we do business, could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution.

In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Corporation were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Corporation.

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

The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 65 conventional tankers and other marine assets. With offices in eight countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies and the Australian government.

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

At March 1, 2023, we have an economic ownership interest of 28.5% in Teekay Tankers and hold 53.7% of the voting power of Teekay Tankers, through our ownership of shares of Teekay Tankers' Class A and Class B common stock. Teekay Tankers includes all of our conventional crude oil and product tankers. Teekay Tankers' conventional tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. Certain of its tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Teekay Tankers also owns a ship-to-ship (or STS) transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Please read “– B. Business Overview – Our Consolidated Fleet” and “– C. Organizational Structure”.

Following the sale of the Teekay Gas Business in January 2022, Teekay Parent repaid nearly all of its debt and is now debt free. As a result, Teekay Parent currently has a net cash position of over $300 million. In addition to its interests in Teekay Tankers highlighted above, Teekay Parent also has direct business operations in Australia through which it provides operational and maintenance marine services to third parties, and Teekay Parent provides marine and corporate services to Teekay Tankers through its various management services companies. Teekay Parent no longer has direct interests in any vessels or FPSO units. Please read “– B. Operations – Teekay Parent”.

Teekay Parent has developed extensive industry experience and industry-leading capabilities over its 50-year history, and has significant financial strength and liquidity following the sale of the Teekay Gas Business in January 2022. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment and acquisition opportunities in both the broader shipping sectors and potentially new and adjacent markets. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.
In addition to Teekay Tankers, we also formed and developed industry-leading public companies Teekay LNG Partners L.P. (now Seapeak) and Teekay Offshore Partners L.P. (now Altera) related to our expansion into the liquefied gas shipping sector and the offshore production, storage and transportation sector, respectively. We sold our entire interests in Seapeak and related assets to affiliates of Stonepeak pursuant to the sale of the Teekay Gas Business in January 2022; we sold a significant portion of our interests in Teekay Offshore Partners L.P. to affiliates of Brookfield Business Partners L.P. in a strategic transaction in 2017, and our remaining interests to Brookfield in May 2019 (or the 2019 Brookfield Transaction). Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information about the sale of the Teekay Gas Business.

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
B.Business Overview
Subsequent to the sale of the Teekay Gas Business and the disposition and recycling of our FPSO units, we have two primary lines of business: (1) conventional tankers and (2) operational and maintenance marine services. We allocate capital and assess performance from the separate perspectives of Teekay Tankers and Teekay Parent, as well as from the perspective of the lines of business.

Teekay Tankers

The primary business of Teekay Tankers is to own and operate crude oil and refined product tankers. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to its core business, Teekay Tankers also provides STS support services, along with its tanker commercial management and technical management operations. We believe this improves Teekay Tankers' ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Chartering Strategy. Teekay Tankers operates its vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from its vessels based on its outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2022, a total of 43 of its owned and leased vessels, one vessel owned through a 50/50 joint venture and four time chartered-in vessels operated in the spot market through employment on spot voyage charters. The mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. Teekay Tankers also may seek to increase or decrease its exposure to the freight market through the use of freight forward agreements or other financial instruments.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunkers. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off-hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel again becomes available for service. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is "off-hire", or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the customer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Full Service Lightering. FSL is the process of transferring cargo between vessels, typically of different sizes. Teekay Tankers’ lightering capability leverages access to its Aframax fleet operating in the USG and its offshore lightering support acumen to provide full service lightering. Teekay Tankers’ customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax tankers and Very Large Crude Carriers (or VLCCs) which are port restricted due to their size.

Revenue Sharing Agreements

Teekay Tankers and certain third-party vessel owners have entered into RSAs. As of December 31, 2022, 25 of the Suezmax tankers and 15 of the Aframax / LR2 tankers in its fleet, as well as seven vessels owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Teekay Tankers' share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels owned by third-parties, based on its responsibilities in employing the vessels subject to the RSAs on voyage charters or time charters.

A participating tanker will no longer participate in the applicable RSAs if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all other participants for the applicable RSA, or if the tanker suffers an actual or constructive total loss or is sold or becomes controlled by a person who is not an affiliate of a party to the applicable RSA agreements. An RSA participant may withdraw from the RSA upon at least 90 days' notice and shall cease to participate in the RSA if, among other things, it materially breaches the RSA agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Industry and Competition

Teekay Tankers competes in the Suezmax (125,000 to 199,999 dwt) and Aframax (85,000 to 124,999 dwt) crude oil tanker markets. Competition in the Aframax and Suezmax markets is affected by the availability of other size vessels that compete in these markets. Suezmax size vessels, LR2 (85,000 to 109,999 dwt) size vessels and Panamax (55,000 to 84,999 dwt) size vessels can compete for many of the same charters for which Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

Teekay Tankers also competes in the Long Range 2 (or LR2) product tanker market. Competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (55,000-84,999 dwt) size vessels, as well as LR2 size vessels that trade in the Aframax market, can compete for many of the same charters for which LR2 tankers compete.

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

The operation of tanker vessels, as well as the seaborne transportation of crude oil and refined petroleum products is a competitive market. There are several large operators of Aframax, Suezmax, and LR2 tonnage that provide these services globally. Competition in both the crude and product tanker markets is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short and medium-haul crude oil routes, while LR2 tankers are well-suited for long and medium-haul refined product routes.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in oil tanker demand and oil tanker supply. The cyclical nature of the tanker industry causes significant increases or decreases in charter rates earned by operators of oil tankers. Because voyage charters occur in short intervals and are priced on a current, or “spot,” market rate, the spot market is more volatile than time charters. In the past, there have been periods when spot rates declined below the operating cost of the vessels.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand recovered substantially in 2021 and 2022, and is expected to increase further in 2023.
The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2022, the world Aframax crude tanker fleet consisted of 680 vessels, with an additional 46 Aframax crude oil tanker newbuildings on order for delivery through 2025; the world Suezmax crude tanker fleet consisted of 655 vessels, with an additional 20 Suezmax crude oil tanker newbuildings on order for delivery through 2025; and the world LR2 product tanker fleet consisted of 416 vessels, with an additional 44 LR2 product tanker newbuildings on order through 2025. Currently, delivery of a vessel typically occurs within two to three years of ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “Regulations” below. Demand for drybulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

For many years, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (or OPA 90), IMO regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with a proven ability to integrate these required safety regulations into their operations have a competitive advantage.

Teekay Parent

In addition to its holdings in Teekay Tankers, Teekay Parent has direct business operations in Australia through which it provides operational and maintenance marine services to the Australian government and third parties, and Teekay Parent also provides marine and corporate services to Teekay Tankers through its various management services companies. Teekay Parent currently has no direct interests in any vessels or FPSO units. Our business strategy contemplates leveraging Teekay Parent’s deep expertise and experience in our industry to pursue suitable investment opportunities in both the shipping sector and, potentially, in new and adjacent markets, which we expect to be dynamic as the world pushes towards greater energy diversification.

Australian Operations

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for ten Australian government-owned vessels. In addition, we provide crewing services for an FPSO unit in Western Australia.

FPSO Units

In recent years, Teekay Parent directly owned FPSO units, all of which now have been divested by Teekay Parent.

Teekay Parent's Sevan Hummingbird FPSO unit was on a charter contract with Spirit Energy Ltd. (or Spirit Energy) in the North Sea. The contract was based on a fixed charter rate and was subject to early termination options. In February 2022, Spirit Energy provided a formal notice of termination of the FPSO charter contract, and oil production ceased on the Chestnut oil field on March 31, 2022. The Sevan Hummingbird FPSO charter contract was terminated on June 30, 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which sale was completed on July 1, 2022 for gross proceeds of $13.3 million and Teekay Parent recognized a gain of $13.0 million during the third quarter of 2022. The proceeds from the sale of the Sevan Hummingbird FPSO unit covered the decommissioning costs for the unit, the majority of which were incurred in the second quarter of 2022.

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit. In April 2021, BP plc (or BP) announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In August 2022, BP redelivered the FPSO unit to us and upon redelivery, Teekay Parent received a fixed lump sum payment of $11.6 million from BP, which Teekay Parent expects will cover the cost of green recycling the FPSO unit. On October 21, 2022, Teekay Parent delivered the FPSO unit to a EU-approved shipyard for green recycling. Teekay Parent expects to make the remaining scheduled payments related to this recycling by mid-2024.

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to decommission the Banff field and remove Teekay Parent's Petrojarl Banff FPSO unit and the related chartered-in Apollo Spirit floating storage and offtake (or FSO) unit from the field in June 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased in June 2020, and Teekay Parent commenced decommissioning activities during the second quarter of 2020 and into 2021. In May 2021, Teekay Parent was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field. In May 2021, Teekay Parent delivered the Petrojarl Banff FPSO unit to an EU-approved shipyard for recycling; green-recycling of the unit was completed in the fourth quarter of 2022.

Our Consolidated Fleet

As at March 1, 2023, Teekay Tankers' fleet consisted of 54 owned and chartered-in vessels, excluding one Aframax / LR2 tanker that was delivered on March 15, 2023 under a two year time charter-in contract. The following table summarizes our owned and chartered-in fleet as at March 1, 2023, and excludes third-party vessels under management:

	Owned and Leased Vessels		Chartered-in Vessels	Total
Teekay Tankers
Conventional Tankers
Aframax Tankers / LR2 Product Tankers	19		6	25
Suezmax Tankers	25		1	26
VLCC Tanker	1	(1)	—	1
STS Support Vessels	—		2	2
	45		9	54
(1)VLCC is 50%-owned by Teekay Tankers.

Our owned and leased vessels are of Bahamian and Hong Kong registry.

Many of our Aframax and Suezmax vessels have been designed and constructed as substantially identical sister ships. These vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt” and "Item 18 – Financial Statements: Note 10 – Obligations Related to Finance Leases' for information with respect to major encumbrances against our vessels.

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

We, through certain of our subsidiaries, assist our operating subsidiaries in managing their ship operations. All vessels are operated under our comprehensive and integrated Safety Management System that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, ISO 45001 for Occupational Health and Safety Management System and the Maritime Labour Convention 2006 (MLC 2006). The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian flag administration. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key related matters, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020 set an ESG strategy foundation which is intended to direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad area: allocating capital to support the global energy transition, operating our existing fleets as safely and efficiently as possible, and further strengthening our ESG profile. Annual targets are set for the organization and are closely monitored. Our sustainability report is available on our website, www.teekay.com. The information contained in our sustainability report and on our website is not part of this Annual Report.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism).

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2022 and is likely to continue to increase in 2023, and, in 2022, the cost of hull and machinery increased due to increased fleet values.

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

Operations Outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, and offshore oil fields. The escalation of existing or the outbreak of future, hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin, Russia or elsewhere as a result of terrorist attacks, Russia's invasion of Ukraine or other actions may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2022, 2021 or 2020. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions. Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable to new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

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

We have implemented procedures to comply with the Annex VI sulfur limit in our conventional tanker fleet and switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; however, with the exception of one vessel owned through a 50/50 joint venture, we have not installed any scrubbers on our fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil; however, a new specification for very low sulfur fuel oil is expected to be released in the coming years. The bunker market currently uses the specification for RMG 380 grade fuel oil with a maximum sulfur content of 0.50% m/m as an interim standard. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose requirements for ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Flag State Administration. This has been verified as compliant on all ships for calendar years 2019 through 2021. A confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board. Data collection for 2022 is in progress and will be submitted to authorized verifiers for confirmation. The process is expected to be completed by the end of April 2023.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO, and this impacts the costs of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with applicable fuel requirements.

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

Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTS both nationally and internationally, out of which Sunrui Systems (China) are under Teekay’s approved list for retrofit. We estimate that the installation of an approved BWTS will cost approximately $1.2 million per vessel between the years 2023 and 2024. As at December 31, 2022, we have installed BWTS on 33 vessels in our fleet.

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable to existing vessels with a first renewal survey beginning on or after January 1, 2017.

Amendments to MARPOL Annex V were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment and a new Garbage Record Book (or GRB) format with a new garbage category for e-waste. Solid bulk cargo as per regulation VI/1-1.2 of SOLAS, other than grain, is now classified as per the criteria in the new Appendix I of MARPOL Annex V, and the shipper then declares whether or not the cargo is harmful to the marine environment. A new form of the GRB has been included in Appendix II to MAROL Annex V. The GRB is now divided into two parts: Part I - for all garbage other than cargo residues, applicable to all ships. PART II - for cargo residues only applicable to ships carrying solid bulk cargo. These changes are reflected in the vessels latest revised GRB.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two two-way portable radiotelephone apparatuses for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 must comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Amendments to SOLAS Regulation II-1/3/-12 on protection against noise, Regulation II-2/1 and II 2/10 on firefighting came into force on July 1, 2014. Existing ships built before July 1, 2014 were required to comply by July 1, 2019.

MSC. 338(91) highlighted requirements for audio and visual indicators for breathing apparatuses which alert the user before the volume of air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2021, all of our vessels are in compliance with these requirements.
Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The annual verification audit of our Document of Compliance was completed on June 9, 2022 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

The Maritime Labour Convention (or MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labor conventions and recommendations, as well as the fundamental principles to be found in other international labor conventions. All of our maritime labor contracts comply with the MLC.

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

Two regulations that are part of the implementation of the Port State Control Directive came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018 onwards. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g., cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). We entered into an agreement with DNV for monitoring, verification and reporting as required by this regulation. The reporting period for the 2022 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. The review is expected to be completed by the end of April 2023. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020, and non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. Teekay Tankers contracted with a class-approved hazardous material expert company to assist in the preparation of Inventory of Hazardous Materials and obtaining Statements of Compliance for its vessels. The EU Commission also adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified. As of December 31, 2022, four of our vessels had not completed the IHM compliance process, which we expect will occur in 2023.

United States

The United States has enacted an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for clean-up costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on other vessels might fall within its scope.

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

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by a violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.

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

All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans on board vessels which are likely to call ports in the State of California.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, all management, inspection, monitoring, and reporting requirements of the 2013 VGP remain in effect for vessels operating in US waters until the USCG and EPA finalizes new regulations, in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another 2-3 years.

On October 26, 2020, the EPA’s Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register for public comment. The proposed rule will reduce the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. When finalized, this new rule will streamline the current patchwork of federal, state, and local requirements that apply to the commercial vessel community and better protect U.S. waters.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g., remain in the same location for 45 or more days). Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP - AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018 and existing vessels after the first quarterly scheduled dry dock after January 1, 2018.

China

China previously established ECAs in the Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with a sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control areas) in berths with shore supply capacity in the coastal control areas.

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All the vessels entering China inland waterway emission control areas are to use fuel oil with a sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of the calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.

New Zealand

New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.

Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) are allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.

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

A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on a voluntary compliance basis to certain types of ships (crude, chemical and LNG carriers) calling at the ports of Busan, Ulsan, Yeosu, Gwangyang and Incheon.

India

On October 2, 2019, the Government of India urged its citizens and government agencies to take steps towards phasing out single-use plastics (or SUP). As a result, all shipping participants operating in Indian waters are required to contribute to the Indian government’s goal of phasing out SUPs.

The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by the DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.

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

All of our vessels were verified as being compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023. Further, the MEPC adopted two other sets of amendments to

MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (or CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2023. For Teekay vessels, we have calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels. Further, we are looking at different ways to optimize the emissions either through the use of low friction paints during docking or installing energy saving devices on board our vessels, such as Mewis ducts.

The EU has also proposed an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2023 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2024.

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

Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund the maritime sector, which is based on the IMO GHG strategy. The IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping's decarbonization.

Vessel Security

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa, the Maritime Domain Awareness for Trade - Gulf of Guinea, the Information Fusion Center whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa or Southeast Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.

C.Organizational Structure
Our organizational structure includes, among others, our interest in Teekay Tankers, which is our publicly-traded subsidiary.

The following chart provides an overview of our organizational structure as at March 1, 2023. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2023.

(1)Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 53.7% as of March 1, 2023.
(2)Teekay Corporation indirectly owns 28.5% of Class A and Class B common stock.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of December 31, 2022, Teekay Tankers’ fleet included 25 double-hull Aframax /LR tankers (including six chartered-in vessels), 26 double-hull Suezmax tankers and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, we provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries, who receive various services from us and our affiliates.

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
D.Property, Plant and Equipment
Other than our vessels, we do not have any material property. Please read "Item 4B – Information on the Company – Business Overview - Our Consolidated Fleet" for information about our vessels and “Item 18 – Financial Statements: Note 8 – Long-Term Debt", "Note 9 - Operating Leases" and "Note 10 - Obligations Related to Finance Leases" for information about major encumbrances against our vessels.
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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2022 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2022, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $10.2 million. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our and our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 21 – Income Tax (Expense) Recovery".
Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay Corporation (or Teekay) is a leading provider of international crude oil and other marine transportation services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers.
On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrently with the closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party provides certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a mutually agreed reasonable period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".

Following completion of these transactions, Teekay Parent's remaining assets consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a net cash and short-term investments position of over $300 million. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in Teekay Tankers and (b) Teekay Parent. Since we control the voting interests of Teekay Tankers through our ownership of Class A and Class B common shares of Teekay Tankers, we consolidate the results of this subsidiary, and prior to the closing of the sale of the Teekay Gas Business, we controlled Teekay LNG Partners through our 100% ownership of the sole general partner interest of Teekay LNG Partners.

Teekay Tankers

In 2007, we formed Teekay Tankers to expand our oil tanker business. Teekay Tankers holds all of our oil tanker assets, primarily consisting of Suezmax and Aframax / LR2 tankers, and engages in short to medium term fixed-rate charter contracts and spot tanker market trading. Teekay Tankers also owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. As of December 31, 2022, we had an economic interest of 28.5% and voting power of 53.7% in Teekay Tankers.

Teekay Parent

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia.

Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility following the sale of the Teekay Gas Business in January 2022. We believe our strong balance sheet positions us well to pursue future investments both in the broader shipping space as well as other markets as the world pushes for greater energy diversification and a lower environmental footprint, where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, full service lightering and lightering support services and, prior to our disposition of our FPSO units and our sale of the Teekay Gas Business, charter contracts accounted under sale-type leases and FPSO contracts. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of business between time charters and voyage charters and to a lesser extent whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and, prior to our disposition of our FPSO units, FPSO contracts, and by us under voyage charters.

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

Income (Loss) from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our loss or income from vessel operations for each segment, which represents the loss or income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, realized and unrealized gains (losses) on non-designated derivative instruments, income taxes, foreign currency and other income and losses.

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

•We have retroactively adjusted the presentation of our results of the Teekay Gas Business. On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of the Teekay Gas Business (see "Overview" section above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income (loss) in the consolidated financial statements included in this Annual Report have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of Operating Results – Teekay Tankers, Operating Results – Teekay Parent and Other Consolidated Operating Results exclude the results of the Teekay Gas Business.

•Russia’s invasion of Ukraine has had and may continue to have material effects on our business, results of operations, or financial condition. In late February 2022, the Russian Federation invaded Ukraine. This followed Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States, Canada, Australia, the European Union, United Kingdom and several other countries have announced prohibitions on the importation of Russian oil and petroleum products, or intentions to reduce their reliance on Russian oil. Carriage of Russian origin oil is now prohibited by many countries (including all of the Group of Seven (or G7) countries) unless it is at or below a price cap and the same applies to Russian petroleum products since February 5, 2023. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As at the date of this Annual Report, the conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.

The conflict in Ukraine and the consequent sanctions imposed on Russia so far have significantly increased tanker demand and rates by reshaping global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine and the lifting of those sanctions potentially could lead to a reversal of these trading patterns or other effects that could decrease tanker demand and rates.

•The COVID-19 pandemic could have material adverse effects on our business, results of operations, or financial condition. For the year ended December 31, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates came under pressure from mid-May 2020 through the beginning of 2022 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, also contributed to the weakness in tanker rates and became a contributing factor to the write-down of certain of our tankers during the years ended December 31, 2021 and 2020, as described in "Item 18 – Financial Statements: Note 18 - Gain on Sale and (Write-down) of Assets", and the reduction in certain tax accruals during the year ended December 31, 2020 as described in "Item 18 – Financial Statements: Note 21 - Income Tax (Expense) Recovery" of this Annual Report. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 for additional information about potential risks of the COVID-19 pandemic on our business.

•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to and from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, which may be further affected by geopolitical events. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, an increasing cost of freight, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may occur in the future.

•The amount and timing of dry dockings and major modifications of our vessels can affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had nine vessels drydock in 2022, compared to 10 vessels which dry docked during 2021. During 2022 and 2021, on a consolidated basis, excluding amounts related to the Teekay Gas Business and excluding the vessel in our equity-accounted joint venture, the total number of off-hire days relating to dry dockings and ballast water treatment systems (or BWTS) installations were 561 and 611, respectively. Our current fleet consists of eight owned and leased vessels and one time chartered-in vessel scheduled to dry dock in 2023.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translation fluctuations are based on the strength of the U.S. Dollar relative mainly to the Australian Dollar, British Pound, Canadian Dollar, Euro and Singaporean Dollar and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses.

SUMMARY FINANCIAL DATA

Set forth below is summary consolidated financial and other data of Teekay Corporation and its subsidiaries for fiscal years 2020 through 2022, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes and the Reports of the Independent Registered Public Accounting Firm therein with respect to the three years ended December 31, 2022, 2021 and 2020 (which are included herein).

(in thousands of U.S. Dollars, except per share data)	Years Ended December 31,
	2022	2021	2020
GAAP Financial Comparison:
Income Statement Data:
Revenues	$1,190,184	$682,508	$1,146,255
Income (loss) from vessel operations, continuing operations	245,766	(185,353)	70,197
Income (loss) from continuing operations	209,636	(277,463)	(24,304)
(Loss) income from discontinued operations	(20,276)	274,095	115,286
Net income (loss)	189,360	(3,368)	90,982
Net income (loss) attributable to shareholders of Teekay	78,407	7,806	(82,933)
Per common share data:
Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.36	(1.01)	(1.28)
Basic income from discontinued operations attributable to shareholders of Teekay Corporation	0.41	1.08	0.46
Basic income (loss)	0.77	0.08	(0.82)
Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.35	(1.01)	(1.28)
Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	0.40	1.08	0.46
Diluted income (loss)	0.76	0.08	(0.82)

Balance Sheet Data (at end of year):
Cash and cash equivalents, and short-term investments (1)	519,857	108,977	348,785
Vessels and equipment (1)(2)	1,296,262	4,182,785	4,483,430
Total assets(1)	2,164,846	6,531,982	6,945,912
Total debt (1)(3)	553,944	3,639,593	3,766,072
Total equity(1)	1,369,606	2,432,483	2,471,291

Other Financial Data:
EBITDA (4)(5)	$321,701	$165,996	$315,556
Adjusted EBITDA (4)(5)	341,664	394,899	741,903
Total debt to total capitalization (1)(6)	28.8%	59.9%	60.4%
Net debt to total net capitalization (1)(7)	1.9%	58.1%	57.6%

(1)    Includes balances from both discontinued and continuing operations on the consolidated balance sheets for 2021 and 2020.
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
(4)     Includes balances from both (loss) from continuing operations and income from discontinued operations on the consolidated statements of income (loss).
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
(7)     Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents, restricted cash and short-term investments. Total net capitalization represents net debt and total equity.
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

	Revenues (1)		Income (loss) from vessel operations (1)
(in thousands of U.S. dollars)	2022	2021	2022	2021
Teekay Tankers	1,063,111	542,367	255,949	(194,095)
Teekay Parent	127,073	140,141	(10,183)	8,742
Teekay Corporation Consolidated	1,190,184	682,508	245,766	(185,353)
(1) Excluding results pertaining to the Teekay Gas Business. See "Item 18 – Financial Statements: Note 23 – Discontinued Operations" for further details.

Summary

Our consolidated income from vessels operations, which excludes the Teekay Gas Business, increased to $245.8 million for the year ended December 31, 2022, compared to a loss from vessel operations of $(185.4) million in the prior year. The primary reasons for this increase in income are as follows:

Consolidated Income (Loss) from Vessel Operations
$ Millions
$280.0
$240.0
$200.0
$160.0
$120.0
$80.0
$40.0
$—
$(40.0)
$(80.0)
$(120.0)
$(160.0)
$(200.0)
Year Ended Dec 31, 2021
Higher spot tanker rates
Write down of assets
Gain on sale of FPSO unit
Gain on sale of vessels
Vessel in-charters
Other
ARO extinguishment gain in 2021
Year Ended Dec 31, 2022

•an increase of $329.3 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers, as well as higher earnings from our FSL dedicated vessels;
•an increase of $89.3 million due to a decrease in write-downs related to the impairment of two right-of-use assets during 2022, compared to write-downs related to two tankers that were held for sale, as well as the impairment of seven tankers and one right-of-use asset during 2021;
•an increase of $13.0 million due to the gain on sale of the Sevan Hummingbird FPSO unit in the third quarter of 2022;
•an increase of $12.0 million due to the gain on sale of vessels related to three Aframax / LR2 tankers and one Suezmax tanker during 2022, compared to the loss on sale of two Aframax / LR2 tankers during the second half of 2021; and
•an increase of $11.7 million due to the addition of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us during the second half of 2021 and the second half of 2022, as well as net savings from the redeliveries of two Aframax /LR2 chartered-in tankers to their owners during the first quarter of 2021;
partially offset by:
•a decrease of $33.0 million due to a gain from the derecognition of the asset retirement obligation (or ARO) relating to the Petrojarl Banff FPSO unit in the second quarter of 2021.

Details of the changes to our results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021 are provided in the following section.
Year Ended December 31, 2022 versus Year Ended December 31, 2021
Teekay Tankers
As at December 31, 2022, Teekay Tankers owned and leased 44 double-hulled conventional oil and product tankers, time chartered-in four Aframax / Long Range 2 (or LR2) and one Suezmax product tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).
Recent Developments in Teekay Tankers
In March 2023, Teekay Tankers gave notice to exercise its vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations related to Finance Leases" of this Annual Report. We expect to complete the purchase and delivery of these vessels in May 2023.
In February 2023, Teekay Tankers signed a term sheet for a new secured revolving credit facility for up to $350.0 million to refinance 19 vessels (including the 15 vessels mentioned above and below) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.
In January 2023, Teekay Tankers gave notice to exercise its vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Obligations related to Finance Leases" of this Annual Report. The purchase and delivery of these vessels were completed in March 2023.

In February 2023, Teekay Tankers entered into a time charter-in contract for an Aframax / LR2 tanker with a two-year term at a rate of $35,750 per day. The vessel was delivered to Teekay Tankers in the first quarter of 2023.

In January 2023, an Aframax / LR2 tanker newbuilding, related to a time charter-in contract that Teekay Tankers previously entered into during 2020, was delivered to Teekay Tankers. The time charter-in contract has a seven-year term at a rate of $18,700 per day with three one-year extension option periods and a purchase option at the end of the second extension option period.

In December 2022, Teekay Tankers entered into a time charter-out contract for an Aframax / LR2 tanker with a one-year term at a daily rate of $48,500 per day. This time charter-out contract commenced in February 2023.

In November 2022, Teekay Tankers entered into a time charter-out contract for a Suezmax tanker with a term of 21 to 26 months at a daily rate of $38,475 per day. This time charter-out contract commenced in December 2022.

In the fourth quarter of 2022, Teekay Tankers entered into time charter-in contracts for a Suezmax tanker and an Aframax / LR2 tanker for terms of 54 months and 36 months, respectively, at an average rate of $31,700 per day. Both of the charters provides Teekay Tankers with the option to extend for an additional 12 months at an average rate of $34,075 per day. The Suezmax tanker and Aframax / LR2 tanker were delivered to Teekay Tankers in December 2022 and February 2023, respectively.

In July 2022, Teekay Tankers agreed to sell one Aframax / LR2 tanker for $24.8 million, which resulted in a gain of $8.2 million during the year ended December 31, 2022. The tanker was delivered to its new owner in September 2022.

In June 2022, Teekay Tankers entered into a time charter-in contract for an Aframax / LR2 tanker for a two-year term at a rate of $23,000 per day. The vessel was delivered to Teekay Tankers in July 2022.

In April 2022, Teekay Tankers completed a $114.0 million sale-leaseback financing transaction relating to four Aframax / LR2 tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases. In March 2023, Teekay Tankers acquired these vessels subsequent to giving notice to exercise its vessel purchase options described above.

In March 2022, Teekay Tankers completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

During the first quarter of 2022, Teekay Tankers agreed to sell one Suezmax tanker and two Aframax / LR2 tankers for a total price of $43.6 million, which resulted in a gain of $1.2 million during the year ended December 31, 2022. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax / LR2 tankers were delivered to their new owners in April 2022.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for 2022 and 2021.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2022	2021
Revenues	1,063,111	542,367
Voyage expenses	(495,604)	(315,121)
Net revenues	567,507	227,246

Vessel operating expenses	(150,448)	(165,375)
Time-charter hire expenses	(27,374)	(13,799)
Depreciation and amortization	(99,033)	(106,084)
General and administrative expenses	(41,769)	(43,715)
Gain (loss) on sale and (write-down) of assets	8,888	(92,368)
Restructuring charges	(1,822)	—
Income (loss) from vessel operations	255,949	(194,095)

Equity income (loss)	244	(14,107)

Calendar-Ship-Days (1)
Conventional Tankers	17,804	18,829
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels only.
Tanker Market
Mid-size crude tanker spot rates were the second highest on record during the fourth quarter of 2022 as a combination of longer voyage distances, a rush to book cargos ahead of the implementation of the EU ban and G7 price cap on Russian crude oil imports, an increase in Chinese crude oil imports, and weather-related vessel delays in key load regions led to a stretched tanker fleet and very high levels of fleet utilization. Mid-size tanker spot rates have remained at historic highs during the first quarter of 2023-to-date.
Russia’s invasion of Ukraine in February 2022 has led to a significant redrawing of global oil trade routes. Short-haul movements of crude oil from Russia to Europe fell immediately following the invasion, and continued to decline through the course of the year as European countries looked to replace Russian imports with crude oil from other, more distant destinations. This culminated in the total ban of Russian seaborne crude oil imports into the EU from December 5, 2022, with a similar ban on refined products coming into effect on February 5, 2023. Most of the crude oil which Russia was previously exporting to Europe is now moving long-haul, primarily to India and China, which has created significant tonne-mile demand in the mid-size sectors given that the main Russian load ports in the Baltic Sea, Black Sea, and Far East are inaccessible to VLCCs. In addition, Europe has been replacing Russian barrels with imports from further afield, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. These changes are expected to be durable, and we expect that mid-size tanker trade routes will continue to be stretched in 2023, which will help support spot tanker rates.
The International Energy Agency expects global oil demand to grow by 2.0 million barrels per day (or mb/d) in 2023 to 102.0 mb/d, taking global oil demand above pre-pandemic levels for the first time. Almost half of this growth is expected to come from China, with demand accelerating from the second quarter of 2023 onwards as the country opens up after three years of strict COVID-19 management measures. Accelerating oil demand growth in China, and elsewhere in non-OECD countries, will help offset slower growth in the OECD countries due to economic headwinds as a result of high inflation, rising interest rates and emerging concerns about the strength of the global banking market. The outlook for global oil supply is mixed, with uncertainty surrounding the trajectory of Russian oil supply in the coming weeks and months following the implementation of EU sanctions and price cap. In January 2023, Russian crude oil exports were not negatively impacted, with exports reaching an eight month high of 3.5 mb/d. However, in early February 2023 Russia announced that it would cut production by 0.5 mb/d in March, with the cuts lasting until June 2023. However, these cuts do not appear to be impacting Russian crude oil export volumes, with exports holding at 3.3 mb/d in both February and March 2023. While the OPEC+ group is expected to maintain current production quotas throughout 2023, non-OPEC+ supply is projected to grow by 1.8 mb/d in 2023 led by the United States, Brazil, Norway, and Guyana. With the majority of oil demand growth expected to come from Asia, this should lead to an increase in long-haul movements from West to East during 2023, which would be positive for tanker tonne-mile demand.

Fleet supply fundamentals are very positive. As of March 2023, the global tanker orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of less than 4 percent. This is due to a lack of new vessel ordering, with just 9 million deadweight tons of new tanker orders placed in 2022, which was the lowest since the mid-1990s. As a result, we expect very low levels of new tanker deliveries over the next 2 to 3 years, with little scope to add to the orderbook during this timeframe as shipyards are largely full through the second half of 2025 due to the record amount of containership and LNG carrier orders placed over the past two years. Finally, the introduction of new environmental regulations from 2023, such as the Carbon Intensity Indicator (or CII), could lead to increased fleet inefficiencies in the form of slow steaming, which will further tighten available fleet supply in the medium-term.
In summary, we expect that the tanker market will remain firm during 2023 due to positive oil market fundamentals, the continued rerouting of Russian oil exports away from Europe and subsequent replacement of imports into Europe from other sources, and an expected rebound in Chinese oil imports following the removal of COVID-19 mobility restrictions. We also retain a positive outlook for the longer-term due to the best fleet supply fundamentals in several decades, which we anticipate would ensure that spot tanker rates will remain well supported, albeit volatile, in the coming years.
Net Revenues. Net revenues were $567.5 million for the year ended December 31, 2022, compared to $227.2 million for the year ended December 31, 2021. The increase was primarily due to:

•an increase of $325.5 million due to higher overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers in 2022 compared to 2021;

•a net increase of $7.7 million primarily due to the addition of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers during the second half of 2021 and the second half of 2022, partially offset by the sale of seven Aframax / LR2 tankers and one Suezmax tanker at various times during 2021 and the first three quarters of 2022, as well as the redeliveries of two Aframax / LR2 chartered-in tankers to their owners during the first quarter of 2021;

•an increase of $4.7 million primarily due to higher net results from FSL activities resulting from higher overall average FSL spot rates and an increase in the number of FSL voyages in 2022 compared to 2021;

•a net increase of $1.6 million primarily due to fewer off-hire days related to dry dockings and BWTS installations, partially offset by higher off-hire bunker expenses due to higher overall bunker costs in 2022 compared to 2021; and

•an increase of $1.2 million due to higher STS support service revenues resulting from a higher volume of STS support service activities in 2022 compared to 2021.

Vessel Operating Expenses. Vessel operating expenses were $150.4 million for the year ended December 31, 2022, compared to $165.4 million for the year ended December 31, 2021. The decrease was primarily due to a reduction of $13.0 million due to the sale of eight tankers during 2021 and the first three quarters of 2022, a reduction of $1.5 million due to lower crewing-related costs and the timing of repair and maintenance activities, as well as a reduction of $1.3 million due to lower expenditures related to ship management in 2022, partially offset by an increase of $0.8 million due to a higher volume of STS support service activities in 2022.

Time-charter Hire Expenses. Time-charter hire expenses were $27.4 million for the year ended December 31, 2022 compared to $13.8 million for the year ended December 31, 2021. The increase was primarily due to an increase of $13.1 million related to the deliveries of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker during the second half of 2021 and the second half of 2022, as well as an increase of $1.7 million resulting from a lower expense in the prior year due to the impairment of an operating lease right-of-use asset related to one chartered-in vessel during 2021, partially offset by a decrease of $0.8 million due to the redeliveries of two Aframax / LR2 chartered-in tankers to their owners during the first quarter of 2021.

Depreciation and Amortization. Depreciation and amortization was $99.0 million for the year ended December 31, 2022 compared to $106.1 million for the year ended December 31, 2021. The decrease was primarily due to a decrease of $7.9 million due to the sale of eight tankers during 2021 and the first three quarters of 2022, as well as a decrease of $2.4 million resulting from the impairments of seven tankers during the first half of 2021, partially offset by an increase of $3.3 million due to depreciation related to capitalized expenditures associated with dry dockings and modifications to Teekay Tankers' vessels during 2021 and 2022.

General and Administrative Expenses. General and administrative expenses were $41.8 million for the year ended December 31, 2022 compared to $43.7 million for the year ended December 31, 2021. The decrease was primarily due to lower administrative, strategic management, and other fees incurred under Teekay Tankers' management agreement with a subsidiary of Teekay Parent primarily due to organizational changes, as well as lower equity-based compensation and other general corporate expenditures.

Gain (loss) on sale and (write-down) of assets. The gain on sale and (write-down) of assets of $8.9 million for the year ended December 31, 2022 was due to:

•the sale of three Aframax / LR2 tankers and one Suezmax tanker in 2022, which resulted in an aggregate gain of $9.4 million during the year ended December 31, 2022, and the reversal of the previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the year ended December 31, 2022;

partially offset by:

•the impairments recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $1.1 million during the year ended December 31, 2022.

The write-down and loss on the sale of assets of $92.4 million for the year ended December 31, 2021 was due to:

•the impairments recorded on three Suezmax tankers and four Aframax / LR2 tankers primarily due to a weaker near-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 pandemic was a contributing factor, which resulted in a write-down of $85.0 million during the year ended December 31, 2021;
•the write-downs of one Aframax / LR2 tanker and one Suezmax tanker by $4.6 million to their estimated and agreed sales prices;
•the sale of two Aframax / LR2 tankers during the second half of 2021, which resulted in an aggregate net loss of $2.1 million; and
•the impairment recorded on one of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the year ended December 31, 2021.

Restructuring Charges. Restructuring charges of $1.8 million for the year ended December 31, 2022 were primarily related to organizational changes made by a subsidiary of Teekay and incurred under Teekay Tankers' management agreement, following Teekay Parent's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 18 – Financial Statements: Note 13 - Related Party Transactions" of this Annual Report.

Equity Income (Loss). Equity income was $0.2 million for the year ended December 31, 2022 compared to an equity loss of $14.1 million for the year ended December 31, 2021. The increase was primarily due to a write-down recognized during the year ended December 31, 2021 of Teekay Tankers' investment in the High-Q joint venture, in which Teekay Tankers has a 50% ownership interest, mainly resulting from a decline in the value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic, as well as higher spot rates realized during the year ended December 31, 2022 by the VLCC, which has been trading in a third-party managed VLCC pooling arrangement.
Teekay Parent
As at December 31, 2022, Teekay Parent had no direct interests in any vessels or FPSO units. On October 21, 2022, Teekay Parent delivered the Petrojarl Foinaven FPSO unit to an EU-approved shipyard for green recycling. On July 1, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO unit to a third party. In May 2021 Teekay Parent delivered the Petrojarl Banff FPSO unit to a shipyard for recycling. The Marine Services and Other segment contains: Teekay Parent's Australian operations, which provide operational and maintenance marine services in Australia to the Department of Defense and to another third-party; Teekay Parent's corporate general and administrative expenses; Teekay Parent's marine and corporate services provided to Altera Infrastructure L.P. (or Altera); and the Suksan Salamander FSO unit in-chartered from Altera until March 1, 2021, when it was redelivered. Teekay Parent’s business of providing marine and corporate services to Seapeak's equity-accounted joint ventures is not included in the following table and has been presented as part of the section “Operating Results – Teekay Gas Business”.
Recent Developments in Teekay Parent
As described above in the “Overview” section, Teekay sold all of its interest in Teekay LNG Partners (now known as Seapeak LLC) in connection with the acquisition of Teekay LNG Partners by an affiliate of Stonepeak, on January 13, 2022.

In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, and oil production ceased on the Chestnut oil field on March 31, 2022. The FPSO charter contract was terminated on June 30, 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which sale was completed on July 1, 2022 for gross proceeds of $13.3 million and Teekay Parent recognized a gain of $13.0 million during the third quarter of 2022. The proceeds from the sale of the Sevan Hummingbird FPSO unit covered the decommissioning costs for the unit, the majority of which were incurred in the second quarter of 2022.

In September 2021, Teekay secured a contract with the Australian Department of Defense to provide in-service support for five vessels, through the Defense Marine Support Services Program (or DMSSP). Two of the vessels included in the DMSSP previously had been managed by our Australian operations. One additional vessel was added to the DMSSP in 2022.

In April 2021, BP announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In August 2022, BP redelivered the FPSO unit to us and upon redelivery, Teekay Parent received a fixed lump sum payment of $11.6 million from BP, which Teekay Parent expects will cover the cost of green recycling the FPSO unit. On October 21, 2022, Teekay Parent delivered the FPSO unit to an EU-approved shipyard for green recycling.

Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for 2022 and 2021.

	Offshore Production		Marine Services and Other		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2022	2021	2022	2021	2022	2021
Revenues	27,064	47,895	100,009	92,246	127,073	140,141
Voyage expenses	—	—	—	8	—	8
Vessel operating expenses (1)	(34,125)	(42,879)	(90,640)	(87,345)	(124,765)	(130,224)
Time-charter hire expenses	—	—	—	(1,641)	—	(1,641)
General and administrative expenses (1)	(507)	(1,113)	(15,202)	(29,559)	(15,709)	(30,672)
Gain on sale of assets	12,975	—	—	—	12,975	—
Asset retirement obligation extinguishment gain	—	32,950	—	—	—	32,950
Restructuring charges	(1,549)	(1,307)	(8,208)	(513)	(9,757)	(1,820)
Income (loss) from vessel operations	3,858	35,546	(14,041)	(26,804)	(10,183)	8,742

Calendar-Ship-Days (2)
FPSO Units	475	877	—	—	475	877
FSO Units	—	—	—	59	—	59
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Offshore Production and Marine Services and Other based on estimated use of corporate resources.
(2)Apart from three FPSO units (all of which had been disposed of by December 31, 2022), all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent - Offshore Production
Income from vessel operations for Teekay Parent’s Offshore Production business was $3.9 million for 2022, compared to income from vessel operations of $35.5 million for 2021. The changes are primarily a result of:

•a decrease of $27.3 million for 2022 related to the Petrojarl Banff FPSO unit primarily due to a gain of $33.0 million from the derecognition of the ARO obligation during the second quarter of 2021, partially offset by lower decommissioning costs incurred in 2022 compared to 2021;
•a decrease of $2.3 million for 2022 related to the Foinaven FPSO unit primarily due to lay-up and decommissioning costs during the second half of 2022; and

•a decrease of $2.1 million for 2022 related to the Sevan Hummingbird FPSO unit primarily due to the cessation of oil production at the end of first quarter of 2022, and related decommissioning costs during 2022, partially offset by the gain on sale of $13.0 million for this FPSO unit in July 2022.

Teekay Parent - Marine Services and Other
Loss from vessel operations for Teekay Parent’s Marine Services and Other segment was $14.0 million for 2022, compared to loss from vessel operations of $26.8 million for 2021. The decrease in loss from vessel operations during 2022 was primarily due to decreases in general and administrative expenses relating to Teekay LNG Partners' share of our corporate unit cost incurred prior to the sale of the Teekay Gas Business, which were not included in the Teekay Gas Business discontinued operations results, partially offset by higher restructuring charges in 2022 (net of $2.6 million of recoveries from Seapeak that were recorded in revenues). Income from vessel operations from the Australian operations decreased in 2022 compared to 2021 due to project income earned during 2021 from dry dock oversight and management services provided by Teekay Parent for a third-party-owned FPSO unit in Western Australia and Teekay Parent's management of the delivery of an auxiliary oiler replenishment vessel during 2021, which was partially offset by an increase in income during 2022 due to the new DMSSP contract which commenced in the third quarter of 2021, which increased the number of vessels managed by Teekay Parent by one new vessel and three new vessels in 2022 and 2021, respectively.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2022 and 2021, excluding the other operating results of the Teekay Gas Business which have been presented separately in “Operating Results – Teekay Gas Business”:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2022	2021
Interest expense	(38,580)	(68,412)
Interest income	6,689	169
Realized and unrealized gains on non-designated derivative instruments	4,817	467
Loss on bond repurchases	(12,694)	—
Other - net	4,811	(15,190)
Income tax (expense) recovery	(1,417)	4,963

Interest expense. Interest expense decreased to $38.6 million in 2022, compared to $68.4 million in 2021, primarily due to:

•a decrease of $30.5 million relating to Teekay Parent primarily due to the redemption in full of Teekay's 9.25% senior secured notes due November 2022 (or the 2022 Notes) in January 2022 and the repurchase of a majority of Teekay's 5% Convertible Senior Notes (or Convertible Notes) during the year ended December 31, 2022 (see "Item 18 – Financial Statements: Note 8 – Long-Term Debt" for further details);

    partially offset by

•an increase of $0.7 million relating to Teekay Tankers primarily due to a higher average London Interbank Offered Rate (or LIBOR) during the year ended December 31, 2022, as well as the write-off of capitalized loan costs resulting from the sale-leaseback transactions completed for 13 vessels during the first half of 2022, partially offset by lower debt and lease principal balances.

Interest income. Interest income increased in 2022 primarily relating to interest earned on the proceeds Teekay Parent received from the sale of the Teekay Gas Business, as well as higher bank deposit interest rates in 2022 compared to 2021.

Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized gains (losses) on non-designated derivatives were $4.8 million for 2022, compared to ($0.5) million for 2021, as detailed in the table below:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Realized gains (losses) relating to:
Interest rate swap agreements	532	(1,275)
Foreign currency forward contracts	(421)	(31)
Forward freight agreements	1,484	(572)
	1,595	(1,878)
Unrealized gains (losses) relating to:
Interest rate swap agreements	3,160	2,407
Foreign currency forward contracts	58	(58)
Forward freight agreements	4	(4)
	3,222	2,345
Total realized and unrealized gains on derivative instruments	4,817	467

The realized losses relate to amounts we realized for settlements related to these derivative instruments in normal course and amounts paid to terminate interest rate swap agreements.

During 2022 and 2021, we had interest rate swap agreements applicable to variable-rate obligations with aggregate average net outstanding notional amounts of approximately $50.0 million and $72.4 million, respectively, and with average fixed rates of approximately 0.8% and 1.7%, respectively. Due to changes in short-term variable benchmark interest rates during these periods, we incurred realized gains of $0.5 million and losses of $1.3 million during 2022 and 2021, respectively, under the interest rate swap agreements.

Primarily as a result of changes in long-term benchmark interest rates during 2022 and 2021, we recognized unrealized gains of $3.2 million and $2.4 million in 2022 and 2021, respectively, under the interest rate swap agreements.

Loss on bond repurchases. We incurred losses on bond repurchases relating to the redemption in full of the 2022 Notes in January 2022 and the repurchase of a majority of the Convertible Notes during 2022 (see "Item 18 – Financial Statements: Note 8 – Long-Term Debt" for further details).

Other - net. Other income was $4.8 million in 2022 compared to other expense in $15.2 million in 2021. The other income in 2022 primarily reflects a reduction in Teekay Parent's ARO liability for the Petrojarl Foinaven FPSO unit due to reduced towage and recycling cost estimates (see "Item 18 - Financial Statements: Note 6 - Accrued Liabilities and Other Long-Term Liabilities" of this Annual Report). The other expense in 2021 primarily relates to an increase in the present value of the ARO liability as a result of the earlier than expected redelivery of the Petrojarl Foinaven FPSO unit recognized in the second quarter of 2021 and a credit loss provision recorded in the first quarter of 2021.

Income tax (expense) recovery. Income tax expense was $1.4 million in 2022 compared to income tax recovery of $5.0 million in 2021. The change was primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities during 2022. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Recovery (Expense)" of this Annual Report.
Operating Results - Teekay Gas Business
As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.

The following table compares the Teekay Gas Business’ operating results and number of calendar-ship-days for its vessels for 2022 and 2021:

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2022	2021
Revenues	25,083	680,589
Voyage expenses	(853)	(28,190)
Vessel operating expenses	(5,937)	(200,917)
Time-charter hire expenses	(845)	(23,487)
Depreciation and amortization	—	(130,810)
General and administrative expenses (1)	(781)	(24,196)
Restructuring charges	—	(3,223)
Income from vessel operations	16,667	269,766
Interest expense	(4,287)	(122,561)
Interest income	188	5,945
Realized and unrealized gains on non-designated derivative instruments	3,675	8,524
Equity income	17,881	115,399
Foreign exchange gain	4,286	7,344
Other - net	9	(3,566)
Loss on deconsolidation of the Teekay Gas Business	(58,684)	—
(Loss) income from discontinued operations before income taxes	(20,265)	280,851
Income tax expense	(11)	(6,756)
(Loss) income from discontinued operations	(20,276)	274,095

Calendar-Ship-Days (2)
Liquefied Gas Carriers	—	10,950
(1)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Seapeak and the costs associated with functions that are fully-dedicated to providing services to Seapeak and certain of its joint ventures. As such, Seapeak’s share of the costs incurred by the corporate units in Teekay Parent is not included in the discontinued operations results.
(2)Calendar-ship-days presented relate to consolidated vessels only.

Results from the Teekay Gas Business decreased in the year ended December 31, 2022, compared to the same period in prior year, as a result of the sale of the Teekay Gas Business on January 13, 2022, as well as a loss on deconsolidation recognized during the three months ended March 31, 2022. Included in the net (income) loss attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss) was $84.8 million of Deferred Dropdown Gains as described in "Item 1 - Financial Statements: Note 20 - Deconsolidation of Teekay Gas Business and Discontinued Operations". Together the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, resulted in a net gain of $26.2 million that was recognized in the net income attributable to our shareholders on sale of the Teekay Gas Business.
Year Ended December 31, 2021 versus Year Ended December 31, 2020
For a discussion of our operating results for the year ended December 31, 2021 compared with the year ended December 31, 2020, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, providing management services to Teekay Tankers and certain third parties, and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at December 31, 2022, Teekay Parent's remaining debt security outstanding consisted of $21.2 million aggregate principal amount of the Convertible Notes, which are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt". On January 17, 2023, Teekay Parent repaid the remaining principal amount of $21.2 million upon maturity.

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements, and the payment of remaining asset retirement obligations, decommissioning costs and/or recycling costs associated with the FPSO units it disposed of in 2022 and 2021. Our proceeds from the sale of the Teekay Gas Business in January 2022 provided us with additional financial flexibility. As the world pushes for greater energy diversification and a lower environmental footprint, we anticipate there will be suitable investment opportunities for us to consider in both the broader shipping sector and potentially new and adjacent markets. As at December 31, 2022, Teekay Parent held $210 million in short-term investments, which are comprised of time deposits with banks.

In August 2022, Teekay Parent's Board of Directors authorized the repurchase of up to $30 million of common shares in the open market and other transactions. As at December 31, 2022, Teekay Parent had repurchased approximately 3.8 million common shares for $15.3 million, excluding transaction costs, under this share repurchase program. During the first quarter of 2023, Teekay Parent completed the $30 million repurchase program by repurchasing approximately 2.7 million common shares for $14.7 million, or an average of $5.44 per share. In March 2023, Teekay Parent's Board of Directors authorized a new share repurchase program for the repurchase of up to an additional $30 million of common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC. As of March 30, 2023, Teekay Parent repurchased 14,112 common shares under this new share repurchase program for $0.1 million, or an average of $6.04 per share.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. As noted previously, historically, the tanker industry has been cyclical. However there can be factors that override the typical seasonality, such as was the case during 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine which commenced in late February 2022.

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

Teekay Tankers' obligations related to finance leases are described in "Item 18 – Financial Statements: Note 10 – Obligations Related to Finance Leases", its revolving credit facility is described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and its working capital loan is described in "Item 18 – Financial Statements: Note 7 – Short-Term Debt" of this report. Teekay Tankers' working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the revenue sharing agreements. Teekay Tankers' revolving credit facility contains covenants and other restrictions that it believes are typical of debt financings collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets.

Teekay Tankers' revolving credit facility and obligations related to finance leases require it to maintain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 10 – Obligations Related to Finance Leases" included in this Annual Report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect Teekay Tankers' short-term liquidity requirements. As at December 31, 2022, Teekay Tankers was in compliance with all covenants under its revolving credit facility, working capital loan and obligations related to finance leases.

As at December 31, 2022, Teekay Tankers' revolving credit facility, working capital loan and obligations related to certain finance leases required it to make interest payments based on LIBOR or SOFR plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities" and our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements, and providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers uses cash to acquire new or second-hand vessels to renew its fleet or to grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2022	2021
Net operating cash flows - continuing operations	172,288	(141,905)
Net operating cash flows - discontinued operations	26,866	220,021
Net financing cash flows - continuing operations	(456,948)	16,381
Net financing cash flows - discontinued operations	—	(242,037)
Net investing cash flows - continuing operations	308,980	38,143
Net investing cash flows - discontinued operations	—	(30,973)
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

Consolidated net cash flow from operating activities increased to $172.3 million for the year ended December 31, 2022, from ($141.9) million for the year ended December 31, 2021. The increase to operating cash flows was primarily due to a $344.5 million increase in income from operations (before depreciation and amortization, gain on sale and write-down of assets and asset retirement obligation extinguishment gain). For a further discussion of changes in income from operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations". Other increases in cash flow from operating activities include a $38.2 million decrease in net interest expense compared to 2021, a $12.6 million decrease in expenditures for dry docking compared to 2021, and a $10.5 million increase in direct financing lease payments received in 2022 compared to 2021. These increases were partially offset by a $92.6 million increase in cash outflows related to changes in net working capital compared to 2021 (see "Item 18 – Financial Statements: Note 17 - Supplemental Cash Flow Information" for a breakdown of these changes related to Accounts Receivable, Prepaid Expenses & Other, Accounts Payable and Accrued Liabilities & Other).

Financing Cash Flows - Continuing Operations
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our prepayments of long-term debt were $614.7 million in 2022, compared to net proceeds of $86.2 million in 2021. In addition, scheduled debt repayments increased by $45.7 million in 2022 compared to 2021.

During 2022, Teekay Tankers received net proceeds of $237.5 million of cash resulting from the sale-leaseback financing transactions completed during the year, compared to net repayments of $67.8 million during the year ended December 31, 2021. During 2022, net repayments on Teekay Tankers' working capital facility were $25.0 million compared to net drawdowns of $15.0 million in 2021.

During 2022, Teekay Parent purchased an additional 0.5 million of Teekay Tankers’ Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share, and Teekay Parent sold 0.9 million of Teekay Tanker shares on the open market at an average price of $25.20 for proceeds of $22.8 million.

During 2022, Teekay Parent repurchased approximately 3.8 million shares of its common stock for $15.4 million, including transaction costs.

Investing Cash Flows - Continuing Operations
During the year ended December 31, 2022, we received net proceeds of $454.8 million ($641 million gross proceeds, net of cash balances sold of $178 million and other working capital adjustments) from the sale of the Teekay Gas Business, Teekay Tankers received proceeds of $69.6 million from the sale of the one Suezmax tanker and three Aframax / LR2 tankers, and Teekay Parent received net proceeds of $13.0 million from the sale of the Sevan Hummingbird FPSO unit. During 2022, we also purchased $210.0 million of short-term investments, Teekay Tankers incurred capital expenditures for vessels and equipment of $15.4 million, and Teekay Tankers provided an advance of $3.0 million to its equity-accounted joint venture.

During 2021, Teekay Tankers received proceeds of $58.1 million from the sale of four Aframax / LR2 tankers and a $1.5 million repayment of advances to its joint venture. These inflows were partially offset by our capital expenditures for vessels and equipment of $21.4 million.

Operating Cash Flows - discontinued operations, Financing Cash Flows - discontinued operations and Investing Cash Flows - discontinued operations

Cash provided by operations and net financing and net investment cash outflows relating to discontinued operations decreased for the year ended December 31, 2022, compared to the same period last year as a result of the sale of the Teekay Gas Business on January 13, 2022.
Liquidity
We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. Teekay Parent and Teekay Tankers' cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent
Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments and cash flows provided by operations.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $339.9 million as at December 31, 2022, compared to $58.4 million as at December 31, 2021. This increase was primarily the result of the receipt of gross cash proceeds of $641 million from the sale of the Teekay Gas Business, the sale of 0.9 million of Teekay Tankers' Class A common shares for $22.8 million in the third quarter of 2022, the sale of the Sevan Hummingbird FPSO unit for $13.3 million in July 2022, and the receipt of $11.6 million in August 2022 upon the redelivery to us of the Petrojarl Foinaven FPSO unit, partially offset by the redemption of the 2022 Notes for total consideration of $249.0 million (plus accrued interest) in January 2022, the repurchase of a majority of the Convertible Notes for total consideration of $92.7 million (plus accrued interest) during the first three quarters of 2022, the purchase of an additional 0.5 million of Teekay Tankers' Class A common shares for $5.3 million during the first quarter of 2022, the repurchase of 3.8 million common shares under our share repurchase program for $15.4 million including transaction costs, in the second half of 2022, and the timing of cash used in operating activities.

In December 2020, Teekay Parent implemented a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this Annual Report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following the date of this report assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

The following table summarizes Teekay Parent’s contractual obligations as at December 31, 2022, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our liquidity requirements. Teekay Parent anticipates that its liquidity at December 31, 2022, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

(in millions of U.S. Dollars)	Total	2023	2024	2025	2026	2027	Beyond 2027
U.S. Dollar Denominated Obligations
Bond repayments (1)	21.2	21.2	—	—	—	—	—
Asset retirement obligations (2)	7.7	4.8	2.9	—	—	—	—
Total	28.9	26.0	2.9	—	—	—	—
(1)In January 2023, we repaid the remaining principal amount of our Convertible Senior Notes totaling $21.2 million upon maturity, as described in "Item 18 - Financial Statements: Note 24 - Subsequent Events.
(2)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. Teekay Parent received $11.6 million from the charterer at the end of the bareboat charter, which Teekay Parent expects will cover all of the cost of green recycling the FPSO unit.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flows, its undrawn credit facilities, and capital raised through financing transactions. Teekay Tankers' cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' revolving credit facility and working capital loan are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 7 – Short-Term Debt" of this Annual Report.

With a current focus on building net asset value and reducing its cost of capital, Teekay Tankers currently does not pay dividends on its common stock and any future dividend payments are subject to the discretion of Teekay Tankers' Board of Directors.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $198.2 million during 2022, from $144.8 million at December 31, 2021, to $343.0 million at December 31, 2022. The increase during 2022 was primarily a result of: $288.1 million received from sale-leaseback financing transactions; $193.3 million of net operating cash inflow; $69.6 million received from the sale of one Suezmax tanker and three Aframax / LR2 tankers; and a $34.6 million increase in the borrowing capacity of its working capital facility (which size will fluctuate from period-to-period based on changes in outstanding working capital balances), partially offset by: a $262.5 million decrease in the borrowing capacity of its revolving credit facility as a result of the sale-leaseback financing transactions and vessel sales completed during the year ended December 31, 2022 as well as scheduled reductions in the maximum capacity of the facility; $104.0 million of scheduled repayments and prepayments related to its term loan and scheduled repayments related to its obligations related to finance leases; $15.4 million of expenditures for capital upgrades for vessels and equipment; and a $3.0 million advance to its equity-accounted joint venture.

Teekay Tankers anticipates that its liquidity at December 31, 2022, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

Teekay Tankers' revolving credit facility matures in December 2024, and there was no amount outstanding at December 31, 2022. Teekay Tankers' ability to refinance its revolving credit facility will depend upon, among other things, the estimated value of its vessels, its financial condition, and the condition of credit markets at such time. In addition, at December 31, 2022, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of its fleet is currently aged 15 years and older and Teekay Tankers may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at December 31, 2022.

(in millions of U.S. Dollars)	Total	2023	2024	2025	2026	2027	Beyond 2027
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1) (2)	536.5	61.0	61.9	62.8	63.7	64.8	222.3
Chartered-in vessels (operating leases) (3)(4)	162.8	53.9	36.0	30.0	18.8	11.2	12.9
Total	699.3	114.9	97.9	92.8	82.5	76.0	235.2
(1)Excludes the total cost of $164.3 million under the purchase option notices that Teekay Tankers provided in January 2023 to acquire one Suezmax tanker and eight Aframax / LR2 tankers as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases". The purchase and delivery of these vessels were completed in March 2023.
(2)Excludes the total cost of $142.8 million under the purchase option notices that we provided in March 2023 to acquire five Suezmax tankers and one Aframax / LR2 tanker as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases". The purchase and delivery of these vessels are expected to be completed in May 2023.
(3)Includes one Aframax / LR2 tanker that was delivered to Teekay Tankers in January 2023 under a seven-year time charter-in contract entered into in December 2020 and one Aframax / LR2 tanker that was delivered to Teekay Tankers in February 2023 under a three-year time charter-in contract entered into in December 2022.
(4)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of December 31, 2022.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 21 – Income Tax (Expense) Recovery" of this Annual Report, which could have a significant financial impact on Teekay Tankers' business, which we cannot predict with certainty at this time. In addition, as at December 31, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $24.4 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies".
Revenue Recognition
Description. We recognize voyage revenue on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged (unloaded) if using a load-to-discharge basis, or from when product is discharged at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2022, 2021 and 2020, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2022 would have decreased by $15.9 million.
Vessel Depreciation
Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings, among other factors. Both charter rates and newbuilding costs tend to be cyclical in nature.

Judgments and Uncertainties. For the years ended December 31, 2022, 2021 and 2020, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2021, our depreciation for the year ended December 31, 2022 would have increased by approximately $43.8 million.
Vessel Impairment
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

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2022, which has resulted in the exclusion of the years 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of a vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to if a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology in prior years, we have determined that four of our vessels have a market value less than their carrying value as of December 31, 2022. We consider these vessels to be at a higher risk of future impairment as compared to other vessels in our fleet. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels during the fourth quarter of 2022 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance.

These vessels do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for these vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook, estimated future vessel values, and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing a customer contract.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. However, for the four vessels mentioned above where the undiscounted cash flows are greater than the carrying values, even if, at December 31, 2022, the 3-year time-charter rates and the 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 5% or 10%, none of those four vessels would have been impaired.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 – Financial Statements: Note 21 – Income Tax (Expense) Recovery” of this Annual Report. As at December 31, 2022, the total amount of recognized uncertain freight tax liabilities was $42.0 million (relating to continuing operations and discontinued operations as at December 31, 2021 - $47.0 million and $26.4 million, respectively). If the uncertainty about these freight tax liabilities is resolved in our favor, we would concurrently reverse these liabilities.

NON-GAAP FINANCIAL MEASURES
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gain (loss), other income (loss), (write-down) and gain (loss) on sale of assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, credit loss provision adjustments, unrealized gains (losses) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, write-downs related to equity-accounted investments, and equity income (loss). EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income (loss) from continuing and discontinued operations.

	Year Ended December 31,
	2022	2021	2020
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)	$189,360	$(3,368)	$90,982
Depreciation and amortization	99,033	106,084	131,379
Interest expense, net of interest income	31,891	68,243	87,636
Income tax expense (recovery)	1,417	(4,963)	5,559
EBITDA	321,701	165,996	315,556
(Gain) loss on sale and write-down of assets	(21,863)	92,368	149,238
Asset retirement obligation extinguishment gain	—	(32,950)	—
Gain on commencement of sales-type lease	—	—	(44,943)
Amortization of in-process revenue contracts and other	—	(203)	(2,479)
Realized and unrealized (gains) losses on non-designated derivative instruments	(4,817)	(467)	2,523
Realized gains (losses) from settlements of non-designated derivative instruments	1,063	(604)	(864)
Equity (income) loss	(244)	14,107	(5,100)
Loss (gain) on bond repurchase	12,694	—	(1,470)
Other - net	(4,811)	15,190	5,353
Items related to loss on discontinued operations (1)	37,941	141,462	324,089
Adjusted EBITDA	341,664	394,899	741,903
(1)Includes amounts presented in (loss) income from discontinued operations on the consolidated statements of income (loss).

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income (loss) from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles Teekay Tankers' net revenues with income (loss) from operations from the conventional tanker segment:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2022	2021
Teekay Tankers - Conventional Tankers Segment
Income (loss) from operations	255,949	(194,095)
Restructuring charges	1,822	—
(Gain) loss on sale and write-down of assets	(8,888)	92,368
General and administrative expenses	41,769	43,715
Depreciation and amortization	99,033	106,084
Time-charter hire expenses	27,374	13,799
Vessel operating expenses	150,448	165,375
Net revenues	567,507	227,246
Item 6.Directors, Senior Management and Employees

Directors and Senior Management
Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2022 are listed below:

Name	Age	Position
David Schellenberg	59	Chair (1)(2)(3)
Peter Antturi	64	Director
Rudolph Krediet	45	Director (3)
Heidi Locke Simon	55	Director (2)(4)(5)
Alan Semple	63	Director (6)
Kenneth Hvid	54	Director (5), President and Chief Executive Officer
Brody Speers	39	Vice President, Finance & Treasurer
Kevin Mackay	54	President and Chief Executive Officer, Teekay Tankers Ltd.
Frans Lotz	38	General Counsel, Secretary & Privacy Officer

(1)Chair of Nominating and Governance Committee.
(2)Member of Audit Committee.
(3)Member of Compensation and Human Resources Committee.
(4)Chair of Compensation and Human Resources Committee.
(5)Member of Nominating and Governance Committee.
(6)Chair of Audit Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

David Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. Mr. Schellenberg has served on the board of Teekay Tankers Ltd. since June 2019 and served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak), from May 2019 until Stonepeak's acquisition of Seapeak in January 2022. He is a member of the Audit Committees of both Teekay Corporation and Teekay Tankers Ltd. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013 and served as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Peter Antturi joined the board of Teekay Corporation in June 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. He also joined the board of Teekay Tankers Ltd. in June 2021. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (or Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

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

Heidi Locke Simon joined the board of Teekay Corporation in 2017 and brings over 25 years of strategic management experience to this role. She also served on the board of Teekay GP L.L.C. from June 2021 until Stonepeak's acquisition of Seapeak in January 2022. Ms. Locke Simon was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She also served as a Board Observer with Teekay Corporation from 2016 to 2017 and as a director of KQED Public Media from 2008 to 2014. Ms. Locke Simon has served as Board Chair of Reflex Protect, Inc. since 2021, and she has served as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School.

Alan Semple has served as a director of Teekay Corporation since 2015 and currently serves as the Chair of the Audit Committee of Teekay Corporation. He previously served on the board of Teekay GP L.L.C. from May 2019 until Stonepeak's acquisition of Seapeak in January 2022. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a director and Chief Financial Officer at John Wood Group PLC (or Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD) where he is the Chair of the Audit Committee. He also served as a director and Chair of the Audit Committee of Cobham PLC (LSE: COB) until 2018. Mr. Semple graduated from the University of Strathclyde (Glasgow, Scotland) in 1979 with a Bachelor of Arts degree in Business Administration and is a member of the Institute of Chartered Accountants of Scotland.

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in June 2019. He has served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in June 2019. He also served as a director of Teekay GP L.L.C. from September 2018 to January 2022 and from 2011 to 2015, and was appointed as its Chair in May 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Brody Speers was appointed as Vice President, Finance and Treasurer of Teekay Corporation in January 2022. He joined Teekay Corporation in 2008 and has served in several senior financial positions in Teekay’s Finance, Accounting and Strategic Development departments. Mr. Speers was promoted to Director, Finance in 2013 and to Vice President, Finance in 2017. Mr. Speers also served as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Prior to joining Teekay, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

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

Frans Lotz was appointed as General Counsel, Secretary and Privacy Officer of Teekay Corporation in October 2022, after having served as Secretary and Privacy Officer since March 2022. He has also served as Secretary of Teekay Tankers Ltd. since March 2022. Mr. Lotz joined Teekay Corporation in 2018 as in-house legal counsel. Prior to joining Teekay, Mr. Lotz practiced finance and corporate law in Vancouver, Canada. Mr. Lotz is a member of the Law Society of British Columbia and holds a Juris Doctor from Dalhousie University, a Bachelor of Arts from the University of Alberta and a Bachelor of Commerce from the University of Pretoria.

Compensation of Directors and Senior Management

Director Compensation

The aggregate cash fees received by the five non-employee directors listed above under Directors and Senior Management for their service as directors was approximately $0.55 million. The Chair of the Board receives an annual cash retainer of $155,000. Each non-employee director (other than the Chair of the Board) who does not also serve on the Teekay Tankers board, receives an annual cash retainer of $90,000. Effective 2022, any non-employee director who serves on both the Teekay Corporation and Teekay Tankers boards, received an annual cash retainer of $30,000 for services provided to Teekay Corporation. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee receive annual cash fees of $10,000. The Chairs of the Audit Committee and Compensation and Human Resources Committee receive annual cash fees of $20,000 and $17,500, respectively. The Chair of the Board does not receive an additional cash retainer for being a member of the Audit Committee or the Compensation and Human Resources Committee or serving as the Chair of the Nominating and Governance Committee.

Each non-employee director also receives a $110,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2013 Equity Incentive Plan (or the 2013 Plan). Pursuant to this annual retainer, during 2022, we granted 95,485 shares of restricted stock and 234,320 stock options in June 2022.

The restricted stock awards and stock options granted to directors as described in this section vest on their respective grant dates.
Annual Executive Compensation
The aggregate compensation earned in 2022, excluding equity-based compensation described below, by Teekay’s three executive officers listed above under Directors and Senior Management (or the Executive Officers), excluding Frans Lotz who was appointed as General Counsel in October 2022, was $4.3 million. This is comprised of base salary ($1.5 million), annual bonus ($2.1 million) and pension and other benefits ($0.7 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.30 Canadian Dollars for each U.S. Dollar for 2022. Teekay’s annual bonus plan considers both company performance and team performance.
Long-Term Incentive Program
Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock options and restricted stock units. During June 2022, Teekay granted 384,336 restricted stock units and 352,109 stock options to employees other than the Executive Officers, and also granted 403,250 restricted stock units and 903,219 stock options to the Executive Officers.

All grants in 2022 were made under our 2013 Plan.
Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). In June 2022, we authorized 5,000,000 additional shares of common stock to be reserved for issuance pursuant to the 2013 Equity Incentive Plan. As at December 31, 2022, we had reserved pursuant to our 2013 Plan 11,787,597 shares (December 31, 2021 – 5,158,441) of common stock. In March 2023, we adopted the 2023 Equity Incentive Plan (or the 2023 Plan) and suspended our 2013 Plan. We did not increase our share reserve further in connection with the adoption of the 2023 Plan.

During 2022, we granted options under the 2013 Plan to acquire up to 1,489,648 shares of Common Stock, respectively, to eligible employees, Executive Officers and directors in such respective amounts as set forth above. There were no options granted in 2021 and 2020, and only restricted stock units were granted under the Plan during those years. Each option under the Plans has a 10-year term and vests equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. The outstanding options under the Plans as at December 31, 2022 are exercisable at prices ranging from $2.88 to $56.76 per share, with a weighted-average exercise price of $6.99 per share and expire between March 12, 2023 and June 30, 2032.

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

Directors Heidi Locke Simon and Rudolph Krediet have terms expiring in 2023, and Ms. Locke Simon and Mr. Krediet intend to stand for re-election at the 2023 annual meeting of shareholders. Directors Alan Semple and Kenneth Hvid have terms expiring in 2024. Directors Peter Antturi and David Schellenberg were elected at the 2022 annual meeting and have terms expiring in 2025. David Schellenberg currently serves as Chair of the Board.

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

The Board of Directors has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2022 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members, other than Mr. Hvid’s membership on the Nominating and Governance Committee, and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors – Teekay Corporation – Governance” from the home page of our website at www.teekay.com. During 2022, the Board held four meetings, and each director attended all Board meetings. The members of the Audit Committee, Compensation and Human Resources Committee and Nominating and Governance Committee attended all committee meetings.

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
Crewing and Staff
As at December 31, 2022, we employed approximately 2,100 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and approximately 370 shore-based personnel, compared to approximately 4,150 seagoing and 645 shore-based personnel as at December 31, 2021 and 4,710 seagoing and 640 shore-based personnel as at December 31, 2020.

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

Our commitment to training is fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Croatia, India, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on-board a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2022, of our common stock by our directors and Executive Officers as a group, described above under Directors and Senior Management as at the date of this Annual Report. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of March 1, 2023 (60 days after December 31, 2022) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (8 persons) (1)(2)	3,098,841	3.2% (3)

 ____________________________
(1)Includes 2,184,538 shares of common stock subject to stock options exercisable as of March 1, 2023 under our equity incentive plans with a weighted-average exercise price of $4.75 that expire between March 5, 2025 and June 30, 2032. Excludes 903,219 shares of common stock subject to stock options that may become exercisable after March 1, 2023 under the plans with a weighted average exercise price of $2.88, that expire on June 30, 2032. Also includes 482,436 RSUs that have vested but have not been issued as at March 1, 2023. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Each director is expected to hold shares or certain other types of awards of Teekay or Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board. In addition, each executive officer and certain other senior employees are expected to acquire shares of Teekay’s or Teekay Tankers' common stock or certain other types of awards equivalent in value to one to four times their annual base salary (depending on their respective positions). These executive officers and senior employees have to comply with these guidelines within five years after joining Teekay or achieving a position covered by the guidelines.
(3)Based on a total of 98.3 million outstanding shares of our common stock as of December 31, 2022. Each director and executive officer beneficially owns less than 1% of the outstanding shares of common stock.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2023, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2023 (60 days after March 15, 2023) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (2)
Resolute Investments, Ltd. (1)	31,936,012	32.5%
 ____________________________
(1)Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 10) filed by Resolute and Path with the SEC on January 29, 2018. Resolute’s beneficial ownership was 32.5% on December 31, 2022 and 31.4% on December 31, 2021. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder” below.
(2)Based on a total of 98.3 million outstanding shares of our common stock as of December 31, 2022.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiary, Teekay Tankers. Certain of these relationships and transactions are described below.
Relationships with Our Major Shareholder
As of December 31, 2022, Resolute owned approximately 32.5% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our current directors, Rudolph Krediet, is a partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited, the parent company of Resolute. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates. In addition, our director Heidi Locke Simon is engaged as a consultant to Kattegat Limited to oversee its investments, including in Teekay Corporation and Teekay Tankers.
Our Directors and Executive Officers
Our directors David Schellenberg, Kenneth Hvid and Peter Antturi also serve as directors of Teekay Tankers, including Mr. Hvid as Chair of Teekay Tankers. Our executive officer Kevin Mackay also serves as the President and Chief Executive Officer of Teekay Tankers.

Because the Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employees of Teekay's subsidiaries, their compensation (other than any awards under the long-term incentive plan of Teekay Tankers) is paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers has agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2022, 2021 and 2020 these reimbursement obligations totaled approximately $1.7 million, $2.0 million and $1.9 million, respectively.
Relationship and Management Agreement with Teekay Tankers
Please see “Item 4C – Information on the Company – Organizational Structure” for information about our ownership interests in Teekay Tankers.

Teekay Tankers’ organizational documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
Management Agreement. In connection with its initial public offering, Teekay Tankers entered into a long-term management agreement with a Teekay subsidiary, which currently is Teekay Services Ltd. (or the Manager).
Pursuant to the Management Agreement, the Manager agreed to provide the following types of services to Teekay Tankers: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Following Teekay Tankers' purchase from us in 2018 of our subsidiary that previously provided commercial management and technical services for most of Teekay Tankers’ fleet, Teekay Tankers has elected not to receive such services from us.

Under the Management Agreement, Teekay Tankers pays fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2022, 2021, and 2020, Teekay Tankers incurred $32.2 million $34.6 million and $31.8 million, respectively, for all of these services, and during 2022, 2021 and 2020, the Manager paid to the Teekay Tankers subsidiaries with which it subcontracted for certain services, $0.9 million, $0.7 million and $0.7 million, respectively.

The Management Agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2022, 2021 or 2020.

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
Dividend Policy
From our initial public offering in 1995 until the quarter ended December 31, 2018, we declared and paid a regular cash dividend. Our Board of Directors eliminated the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.
In 2018, Teekay Tankers eliminated its regular dividend payments in order to preserve liquidity during the cyclical downturn of the tanker spot market. With a current focus on building net asset value through balance sheet delevering and reducing its cost of capital, any future dividends by Teekay Tankers will be paid when, as and if determined by Teekay Tankers' Board of Directors.

The timing and amount of our dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Since we primarily are a holding company, our ability to pay dividends on the common stock would depend primarily on the earnings and cash flow of our subsidiaries and distributions from our subsidiaries. Our Board of Directors may change our common stock dividends at any time.
Significant Changes
Please read “Item 18 – Financial Statements: Note 24 – Subsequent Events" for descriptions of significant changes that have occurred since December 31, 2022”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development and Results of Operations".
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

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we have never been, and we do not expect to be for the 2022 tax year, classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income (or the PFIC income test), or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We currently have significant cash assets. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2023 tax year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to future results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC in 2023 or in future tax years. In addition, should Teekay Tankers dispose of a certain number of their vessels without immediately replacing those vessels, we expect this would result in a significant risk that we would become a PFIC in the tax year in which these sales occurred. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value) of Teekay Tankers, such as by way of Teekay Tankers issuing new equity and diluting our ownership, by way of a merger, or by way of us selling equity interests in Teekay Tankers, based on our current asset portfolio, we expect we would become a PFIC in the year in which this event occurred. If any of the scenarios set out above were to occur, our PFIC status for any tax year may depend significantly on how, and how quickly, if at all, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers or from the sale of any of Teekay Tanker’s vessels, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common stock to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or the stock of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that the IRS or a court of law will accept our position or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2023 tax year or any future tax year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. If we were to become a PFIC in 2023, the Electing Holders would be required to include their pro rata share of our ordinary earnings and net taxable capital gain, if any, in their income for their 2023 tax year. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our tax year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our tax years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2023. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a Mark-to-Market Election. If we were to be treated as a PFIC for any tax year and, as we anticipate, our common stock was treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each tax year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the tax year over the U.S. Holder’s adjusted tax basis in the common stock.

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the tax year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in tax years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in tax years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our tax years and we were a PFIC for a prior tax year during which such U.S. Holder held our common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first tax year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first tax year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any tax year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a tax year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;
•the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current tax year;
•the amount allocated to each of the other tax years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a tax year, or $75,000 at any time during that tax year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that tax year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our common stock.
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
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the tax year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
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
Non-United States Tax Considerations
Marshall Islands Tax Considerations. Because we and our subsidiaries do not, and do not expect to, and assuming that we will not, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuances of shares of our common stock was and is expected to be, and assuming will be, executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on our dividends. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, credit risk associated with the counterparties that hold our cash and cash equivalents, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities".
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

As at December 31, 2022, we were not committed to any foreign currency forward contracts.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that required us to make interest payments based on LIBOR. In January 2022, LIBOR was replaced with the Secured Overnight Financing Rate (or SOFR) for Teekay Tankers' working capital loan. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. At times we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. Please read "Item 3 – Risk Factors" for more details on the phasing out of LIBOR as an interest “benchmark”.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments related to continuing operations at December 31, 2022 that are sensitive to changes in interest rates, including our debts and obligations related to finance leases and interest rate swap, but excluding any amounts related to our equity-accounted investment. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swap, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

			Expected Maturity Date
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Fixed-Rate Debt ($U.S.) (2)	21.2	—	—	—	—	—	21.2	(21.1)	—%
Average Interest Rate (3)	5.0%	—%	—%	—%	—%	—%	—%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (4) (5) (7) (8)	48.0	48.0	48.0	48.0	48.0	150.0	390.0	(390.4)	7.5%
Fixed-Rate ($U.S.) (5)	13.1	13.9	14.8	15.7	16.8	72.2	146.5	(143.5)	6.3%
Average Interest Rate (6)	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

Interest Rate Swap:
Contract Amount ($U.S.) (3)	—	50.0	—	—	—	—	50.0	3.7	0.8%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our obligations related to finance leases at the inception of the leases.
(2)In January 2023, we repaid the remaining principal amount of our Convertible Senior Notes totaling $21.2 million upon maturity, as described in "Item 18 - Financial Statements: Note 24 - Subsequent Events."
(3)The average interest rate is the weighted-average interest rate related to fixed-rate debt.
(4)Interest payments on our debts, obligations related to variable-rate finance leases and interest rate swap are based on LIBOR. The average variable receive rate for our interest rate swap is set quarterly at the 3-month LIBOR.
(5)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(6)The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate finance leases at the inception of the leases.
(7)Excludes the total cost of $164.3 million under the purchase option notices that we provided in January 2023 to acquire one Suezmax tanker, eight Aframax / LR2 tankers as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Obligations Related to Finance Leases." The purchase and delivery of these vessels were completed in March 2023.
(8)Excludes the total cost of $142.8 million under the purchase option notices that we provided in March 2023 to acquire five Suezmax tankers and one Aframax / LR2 tanker as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels are expected to be completed in May 2023.

Credit Risk

We are exposed to credit loss in the event of non-performance by the financial institutions where our cash, cash equivalents and short-term investments are held. In order to minimize credit risk, we only place deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

Commodity Price Risk

From time to time, we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2022, we were not committed to any bunker fuel swap contracts.
Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, at times Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of income (loss).
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Vice President, Finance & Treasurer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Vice President, Finance & Treasurer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

The Chief Executive Officer and Vice President, Finance & Treasurer do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2022.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2022. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website (www.teekay.com). We also intend to disclose under “Investors – Teekay Corporation – Governance” in the Investors section of our website any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2022 and 2021 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2022 and 2021.

Fees (in thousands of U.S. dollars)	2022	2021
Audit Fees (1)	1,610	3,524
Audit-Related Fees (2)	30	39
Total	1,640	3,563
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2022 and 2021 include approximately $nil and $1,434,599, respectively, of fees paid to KPMG LLP by Teekay LNG Partners that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG Partners. Audit fees for 2022 and 2021 include approximately $830,526 and $817,064, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2022 and 2021.

In fiscal 2022, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries the fees for which represented less than 5% of total audit-related fees for fiscal 2022.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On August 11, 2022, we publicly announced that our Board of Directors had authorized the repurchase of up to $30 million of common shares. Under the program, repurchases could be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. As at the date of this Annual Report, we have completed the $30 million repurchase program as shown in the table below. All open market repurchases were made in accordance with Rule 10b-18 of the Exchange Act.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in US$ millions)
	#	$	#	$
August 30, 2022	55,761	3.46	55,761	29.8
September 1 to September 30, 2022	1,415,082	3.59	1,470,843	24.7
December 7 to December 30, 2022	2,288,149	4.38	3,758,992	14.7
January 3 to January 31, 2023	670,897	4.60	4,429,889	11.6
February 1 to February 3, 2023	65,686	4.90	4,495,575	11.3
March 10 to March 30, 2023	1,968,002	5.74	6,463,577	–
	6,463,577	4.64	6,463,577	–

On March 22, 2023, we publicly announced that our Board of Directors had authorized a new share repurchase program for the repurchase of up to $30 million of the our outstanding common shares. Under the new program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the Exchange Act. As of March 30, 2023, we repurchased 14,112 common shares under this new share repurchase program for $0.1 million, or an average of $6.04 per share. The approximate dollar value of shares that may yet be purchased under the plan totals $29.9 million.

Neither Teekay nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2021.
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
Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (1)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (1)
1.3	Amended and Restated Bylaws of Teekay Corporation. (2)
2.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation. (3)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (3)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act. (4)
4.1	Form of Indemnification Agreement between Teekay and each of its officers and directors. (3)
4.2
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (5)

4.3	2013 Equity Incentive Plan. (6)
4.4
Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility. (7)

4.5	Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc. (8)
4.6	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings L.P., Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (9)
4.7	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings L.P. (9)
4.8	Covenant Letter Agreement dated October 4, 2021 between Teekay Corporation and Stonepeak Limestone Holdings L.P. *
4.9	2023 Equity Incentive Plan. *
8.1	List of Subsidiaries. *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Vice President, Finance & Treasurer. *
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Corporation Certification of Brody Speers, Vice President, Finance and Treasurer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
_________________________
•Filed herewith.
** Furnished herewith.
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
(4)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(5)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.

(6)Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(7)Previously filed as exhibit 4.32 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 1, 2021, and hereby incorporated by reference to such Report.
(9)Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Brody Speers
Brody Speers
Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)
Dated:

March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Indicators of Impairment for Owned Conventional Tanker Vessels

As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2022, was $1,296 million, which includes owned conventional tanker vessels. The Company did not identify any indicators of impairment as at December 31, 2022 for its owned conventional tanker vessels.

We identified the assessment of indicators of impairment for owned conventional tanker vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of anticipated operating cash flows, including estimated future charter rates and assumptions regarding the intended use of the assets as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion regarding indicators of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s identification and evaluation of indicators of impairment and the determination of estimated future charter rates and assumptions regarding the intended use of the owned conventional tanker vessels. We assessed estimated future charter rates by comparing them to historical rates and the rates in third-party industry publications for conventional tanker vessels with similar characteristics, including type and size. We assessed the intended use of the owned conventional tanker vessels by examining minutes of Board meetings to evaluate their use taking into account the changes in market conditions and events affecting the Company.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
TEEKAY CORPORATION
Opinion on Internal Control Over Financial Reporting

We have audited Teekay Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2023

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 23)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Revenues (notes 2 and 13)	1,190,184	682,508	1,146,255
Voyage expenses	(495,604)	(315,113)	(297,239)
Vessel operating expenses	(275,139)	(295,599)	(411,553)
Time-charter hire expenses (note 13)	(27,374)	(15,440)	(56,719)
Depreciation and amortization	(99,033)	(106,084)	(131,379)
General and administrative expenses	(57,552)	(74,387)	(64,153)
Gain on sale and (write-down) of assets (note 18)	21,863	(92,368)	(149,238)
Asset retirement obligation extinguishment gain (note 6)	—	32,950	—
Gain on commencement of sales-type lease (note 2)	—	—	44,943
Restructuring charges (note 20)	(11,579)	(1,820)	(10,720)
Income (loss) from vessel operations	245,766	(185,353)	70,197
Interest expense	(38,580)	(68,412)	(89,075)
Interest income	6,689	169	1,439
Realized and unrealized gains (losses) on non-designated derivative instruments (note 15)	4,817	467	(2,523)
Equity income (loss) (note 22)	244	(14,107)	5,100
(Loss) gain on bond repurchases	(12,694)	—	1,470
Other - net (note 14)	4,811	(15,190)	(5,353)
Income (loss) from continuing operations before income taxes	211,053	(282,426)	(18,745)
Income tax (expense) recovery (note 21)	(1,417)	4,963	(5,559)
Income (loss) from continuing operations	209,636	(277,463)	(24,304)
(Loss) income from discontinued operations (note 23)	(20,276)	274,095	115,286
Net income (loss)	189,360	(3,368)	90,982
Net (income) loss attributable to non-controlling interests (note 1)	(110,953)	11,174	(173,915)
Net income (loss) attributable to the shareholders of Teekay Corporation	78,407	7,806	(82,933)
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	209,636	(277,463)	(24,304)
Net (income) loss attributable to non-controlling interests, continuing operations	(172,881)	174,792	(105,445)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	36,755	(102,671)	(129,749)
(Loss) income from discontinued operations	(20,276)	274,095	115,286
Net loss (income) attributable to non-controlling interests, discontinued operations	61,928	(163,618)	(68,470)
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	41,652	110,477	46,816
Net income (loss) attributable to the shareholders of Teekay Corporation	78,407	7,806	(82,933)
Per common share attributable to the shareholders of Teekay Corporation (note 19)
• Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.36	(1.01)	(1.28)
• Basic income from discontinued operations attributable to shareholders of Teekay Corporation	0.41	1.08	0.46
• Basic income (loss)	0.77	0.08	(0.82)
• Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.35	(1.01)	(1.28)
• Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	0.40	1.08	0.46
• Diluted income (loss)	0.76	0.08	(0.82)
Weighted average number of common shares outstanding (note 19)
• Basic	102,119,129	102,148,629	101,053,095
• Diluted	104,415,597	102,148,629	101,053,095
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 23)
(in thousands of U.S. dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Net income (loss)	189,360	(3,368)	90,982
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments - discontinued operations	—	29,292	(66,958)
Pension adjustments, net of taxes	1,024	1,881	(548)
Amounts reclassified from accumulated other comprehensive loss
Realized loss on qualifying cash flow hedging instruments - discontinued operations	682	23,559	17,890
Other comprehensive income (loss):	1,706	54,732	(49,616)
Comprehensive income	191,066	51,364	41,366
Comprehensive income attributable to non-controlling interests	(111,362)	(20,203)	(140,106)
Comprehensive income (loss) attributable to shareholders of Teekay Corporation	79,704	31,161	(98,740)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 23)
(in thousands of U.S. dollars)

	As at December 31, 2022 $	As at December 31, 2021 $
ASSETS
Current
Cash and cash equivalents (notes 8 and 17)	309,857	108,977
Short term investments	210,000	—
Restricted cash – current (notes 10, 15 and 17)	3,714	2,227
Accounts receivable	140,837	59,951
Accrued revenue	82,923	44,503
Bunker and lube oil inventory	60,832	49,033
Prepaid expenses	15,442	14,020
Current portion of net investment in sales-type lease, net (note 2)	—	12,009
Assets held for sale (note 18)	—	43,543
Current assets - discontinued operations (note 23)	—	4,804,439
Total current assets	823,605	5,138,702
Restricted cash – non-current (notes 10 and 17)	3,135	3,135
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $171,800 (2021 – $271,900)	429,987	925,249
Vessels related to finance leases, at cost, less accumulated amortization of $290,000 (2021 – $112,900) (note 10)	823,381	411,749
Operating lease right-of-use assets (notes 1 and 9)	42,894	14,257
Total vessels and equipment	1,296,262	1,351,255
Investment in and loan to equity-accounted investment (note 22)	16,198	12,954
Goodwill, intangibles and other non-current assets (notes 5 and 15)	25,646	25,936
Total assets	2,164,846	6,531,982
LIABILITIES AND EQUITY
Current
Accounts payable	47,371	41,081
Accrued liabilities and other (notes 6)	86,971	103,063
Short-term debt (note 7)	—	25,000
Current portion of long-term debt (note 8)	21,184	255,306
Current obligations related to finance leases (note 10)	60,161	27,032
Current portion of operating lease liabilities (notes 1 and 9)	16,585	9,389
Current liabilities - discontinued operations (note 23)	—	2,877,629
Total current liabilities	232,272	3,338,500
Long-term debt (note 8)	—	416,174
Long-term obligations related to finance leases (note 10)	472,599	267,449
Long-term operating lease liabilities (notes 1 and 9)	26,858	4,868
Other long-term liabilities (notes 6)	63,511	72,508
Total liabilities	795,240	4,099,499
Commitments and contingencies (notes 8, 9, 10, 15 and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 98,318,395 shares outstanding and 102,077,387 shares issued (2021 – 101,571,141 shares outstanding and issued)) (note 12)	1,022,040	1,053,802
Accumulated deficit	(396,605)	(513,242)
Non-controlling interest	746,143	1,917,433
Accumulated other comprehensive loss (note 1)	(1,972)	(25,510)
Total equity	1,369,606	2,432,483
Total liabilities and equity	2,164,846	6,531,982
Subsequent events (note 24)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 23)
(in thousands of U.S. dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	189,360	(3,368)	90,982
Less: Income from discontinued operations	20,276	(274,095)	(115,286)
Income (loss) from continuing operations	209,636	(277,463)	(24,304)
Non-cash and non-operating items:
Depreciation and amortization	99,033	106,084	131,379
(Gain) loss on sale and write-down of assets (note 18)	(21,863)	92,368	149,238
Asset retirement obligation extinguishment gain (note 6)	—	(32,950)	—
Gain on commencement of sales-type lease (note 2)	—	—	(44,943)
Loss (gain) on bond repurchase (note 8)	12,694	—	(1,470)
Other	5,089	33,470	26,516
Change in operating assets and liabilities (note 17)	(132,301)	(63,414)	118,500
Net operating cash flow - continuing operations	172,288	(141,905)	354,916
Net operating cash flow - discontinued operations (note 23)	26,866	220,021	629,101
Net operating cash flow	199,154	78,116	984,017
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	—	221,167	574,872
Prepayments of long-term debt	(614,677)	(135,000)	(900,767)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	(56,914)	(11,229)	(49,886)
Proceeds from short-term debt	134,000	50,000	235,000
Prepayments of short-term debt	(159,000)	(35,000)	(275,000)
Proceeds from financings related to sale-leaseback of vessels, net of issuance costs	288,108	140,226	—
Prepayments of obligations related to finance leases	—	(184,115)	(29,596)
Scheduled repayments of obligations related to finance leases	(50,636)	(23,873)	(25,149)
Sale of Teekay Tankers common shares (note 4)	22,809	—	—
Purchase of Teekay Tankers common shares (note 4)	(5,269)	(4,749)	—
Repurchase of Teekay Corporation common shares (note 12)	(15,369)	—	—
Other financing activities	—	(1,046)	(798)
Net financing cash flow - continuing operations	(456,948)	16,381	(471,324)
Net financing cash flow - discontinued operations (note 23)	—	(242,037)	(626,189)
Net financing cash flow	(456,948)	(225,656)	(1,097,513)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(15,430)	(21,447)	(16,025)
Purchase of short term investments (note 1)	(210,000)	—	—
Proceeds from sale of vessels and equipment (note 18)	82,621	58,090	60,915
Proceeds from sale of assets, net of cash sold (notes 13 and 18)	—	—	24,977
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 23)	454,789	—	—
(Advances to) repayments by equity-accounted joint venture	(3,000)	1,500	4,650
Other investing activities	—	—	(9,983)
Net investing cash flow - continuing operations	308,980	38,143	64,534
Net investing cash flow - discontinued operations (note 23)	—	(30,973)	(1,473)
Net investing cash flow	308,980	7,170	63,061
Increase (decrease) in cash, cash equivalents, restricted cash and cash held for sale	51,186	(140,370)	(50,435)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	265,520	405,890	456,325
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	316,706	265,520	405,890
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(82,933)	—	173,915	90,982
Other comprehensive loss	—	—	—	(15,807)	(33,809)	(49,616)
Dividends declared:
Other dividends	—	—	—	—	(79,803)	(79,803)
Employee stock compensation (note 12)	325	5,035	—	—	—	5,035
Change in accounting policies (note 1)	—	—	(17,666)	—	(37,434)	(55,100)
Changes to non-controlling interest from equity contributions and other	—	—	120,255	(9,339)	(122,716)	(11,800)
Balance at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income (loss)	—	—	7,806	—	(11,174)	(3,368)
Other comprehensive income	—	—	—	23,355	31,377	54,732
Dividends declared:
Other dividends	—	—	—	—	(85,384)	(85,384)
Employee stock compensation (note 12)	462	2,817	—	—	—	2,817
Change in accounting policy (note 1)	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	5,980	18	(7,269)	(1,271)
Balance at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income	—	—	78,407	—	110,953	189,360
Other comprehensive income	—	—	—	1,297	409	1,706
Repurchase of common shares	(3,759)	(35,789)	20,420	—	—	(15,369)
Employee stock compensation (note 12)	506	4,027	—	—	—	4,027
Impact of deconsolidation of Teekay Gas Business (note 23)	—	—	—	22,241	(1,284,890)	(1,262,649)
Changes to non-controlling interest from equity contributions and other	—	—	17,810	—	2,238	20,048
Balance at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies
Basis of presentation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries: Teekay Tankers Ltd. (or Teekay Tankers) and, until January 13, 2022 (see below), Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)). As of December 31, 2022, Teekay had no ownership interest in Seapeak (2021 – 42.4%) or Seapeak's general partner. As of December 31, 2022, Teekay owned 28.5% of the capital stock of Teekay Tankers (2021 – 29.8%), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates this subsidiary. Prior to January 13, 2022 (see below), Teekay maintained control of Teekay LNG Partners by virtue of its 100% ownership interest in the general partner of Teekay LNG Partners, which was a publicly-traded partnership.

Effective on February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands, and changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

On October 4, 2021, Teekay LNG Partners and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company. See Note 23 – Discontinued Operations for further information.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) a pandemic. Spot tanker rates had come under pressure from mid-May 2020 through to the end of 2021 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of COVID-19, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, had also contributed to the weakness in tanker rates and became a contributing factor to the write-down of certain tankers during the years ended December 31, 2021 and 2020, as described in Note 18 - Gain (Loss) on Sale and (Write-down) of Assets, and the reduction in certain tax accruals during the year ended December 31, 2020 as described in Note 21 - Income Tax (Expense) Recovery. At the end of 2020, the rollout of COVID-19 vaccines had commenced. While global vaccination is an ongoing effort, it has contributed to the tempering and partial reversal of the negative impact that the pandemic had on oil demand during 2020 and 2021. As most countries around the world have now lifted their COVID-19 restrictions, the pandemic's impact on oil demand has diminished.

Non-Controlling Interests

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of income (loss) as a deduction from the Company’s net income (loss) to arrive at net income (loss) attributable to the shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interest is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay), which is consistent with how dividends and distributions were paid or were payable for these non-wholly-owned subsidiaries. In periods when vessels are sold by Seapeak or Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiaries Seapeak or Teekay Tankers. As reflected in the table below, during 2020, 2021 and 2022, such vessel sales by Teekay Tankers resulted in increases (decreases) in net income (loss) of Teekay Tankers attributable to the non-controlling interest (controlling interest) by $43.2 million, ($1.8) million and $10.6 million, respectively. Upon the sale and deconsolidation of Seapeak on January 13, 2022, $84.8 million, which is the total unrecognized net deferred gains relating to vessels previously sold from Teekay to Seapeak, was recognized as an increase to net income attributable to non-controlling interests for the year ended December 31, 2022.

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

The total net income (loss) of Teekay’s consolidated partially-owned entities and the attribution of that net income (loss) to controlling and non-controlling interests is as follows:

	Net (loss) income attributable to non-controlling interests				Controlling Interest		Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Earnings (Loss)	Total Non-Controlling Interest	Earnings (Loss)	Total Controlling Interest (Teekay)
Seapeak (2)	872	928	(63,728)	(61,928)	100,364	100,364	38,436
Teekay Tankers	—	—	172,857	172,857	56,231	56,231	229,088
Other entities and eliminations	—	—	24	24
For the For the Year Ended December 31, 2022	872	928	109,153	110,953
Seapeak (2)	12,900	25,702	125,016	163,618	91,930	91,930	255,548
Teekay Tankers	—	—	(174,787)	(174,787)	(67,585)	(67,585)	(242,372)
Other entities and eliminations	—	—	(5)	(5)
For the For the Year End December 31, 2021	12,900	25,702	(49,776)	(11,174)
Seapeak (2)	9,955	25,702	32,816	68,473	28,839	28,839	97,312
Teekay Tankers	—	—	105,455	105,455	(18,138)	(18,138)	87,317
Other entities and eliminations	—	—	(13)	(13)
For the For the Year Ended December 31, 2020	9,955	25,702	138,258	173,915
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
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other income (loss) in the accompanying consolidated statements of income (loss).

Revenues

The Company's voyage charters, time charters and floating production storage and offloading (or FPSO) contracts (the last of which ended in the first half of 2022), include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease. Time-charter contracts accounted for as direct financing leases and sales type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
FPSO contracts and time charters

Revenues from FPSO contracts and time charters accounted for as operating leases are recognized by the Company on a straight-line basis daily over the term of the contract. If collectability of the receipts from these contracts accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer. The Company disposed of its last FPSO unit in October 2022.

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

The Company does not recognize revenues during days that the vessel is off-hire. When the FPSO contract or time charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases, or other variable consideration, including performance-based metrics such as production tariffs and other operational performance measures, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. In addition, performance based revenue based on a multi-period performance-based metric that is allocable to non-lease services provided, is estimated and recognized over the performance period to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.

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

Management fees and other
Revenues are also earned from the management of third-party vessels. The Company recognizes fixed revenue on a straight-line basis over the duration of the management contract and variable revenue, such as monthly commissions, in the month they are earned. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue, if it controls such goods or services before they are transferred to the customer, and presents such reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer.
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Short-term investments
The Company enters into various time deposits with a range of maturity dates up to twelve months from the origination date. The time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date are classified as short-term investments on the consolidated balance sheets. The Company classifies these investments as held-to-maturity investments, which are carried at amortized cost.
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
The Company’s advance to its equity-accounted joint venture is recorded at cost.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2022, 2021 and 2020 aggregated $71.9 million, $78.5 million and $102.5 million, respectively. Depreciation includes depreciation of all owned vessels and amortization of vessels accounted for as finance leases.

Generally, the Company dry docks each oil tanker every two and a half years to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry-docking costs those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking.

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2020 to December 31, 2022:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Balance at the beginning of the year	62,914	67,527	71,807
Costs incurred for dry dockings	15,792	23,042	28,546
Dry-dock amortization	(26,666)	(27,123)	(27,851)
Write-down / sales of vessels	(566)	(532)	(4,975)
Balance at the end of the year	51,474	62,914	67,527

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s carrying amount exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Equity-accounted investments
The Company’s investments in certain joint ventures and other partially-owned entities in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted for investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment experiences an other-than-temporary decline in value and if the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company's consolidated statements of income (loss).
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income (loss).

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

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other loss within the consolidated statements of income (loss).

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company's consolidated statements of income (loss). If a cash flow hedge is terminated or de-designated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of income (loss). If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company's consolidated statements of income (loss).

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the Company's consolidated statements of income (loss). Gains and losses from the Company’s non-designated cross currency swaps are recorded in income from discontinued operations in the Company's consolidated statements of income (loss).
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

For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company's consolidated statements of income (loss). For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company's consolidated statements of income (loss). Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.

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
Asset retirement obligation
The Company has an asset retirement obligation (or ARO) relating to the recycling of the Petrojarl Foinaven FPSO unit in accordance with EU ship recycling regulations on completion of its last contract, and the Company had an ARO relating to the subsea production facility associated with the Petrojarl Banff FPSO unit which operated in the North Sea. The obligation relating to the Petrojarl Banff FPSO unit, which was fully discharged in May 2021, generally involved the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. The ARO related to the Petrojarl Foinaven FPSO unit is expected to be fully covered by a contractual payment received in August 2022 by the Company from the FPSO contract counterparty.

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

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery in the Company's consolidated statements of income (loss).

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

	Pension Adjustments Relating to Continuing Operations $	Qualifying Cash Flow Hedging Instruments Related to Discontinued Operations $	Total $
Balance as of December 31, 2019	(4,329)	(19,408)	(23,737)
Other comprehensive loss and other	(548)	(15,259)	(15,807)
Changes to non-controlling interest in AOCI from equity contributions	—	(9,339)	(9,339)
Balance as of December 31, 2020	(4,877)	(44,006)	(48,883)
Other comprehensive income and other	1,881	21,474	23,355
Changes to non-controlling interest in AOCI from equity contributions	—	18	18
Balance as of December 31, 2021	(2,996)	(22,514)	(25,510)
Other comprehensive income and other	1,024	682	1,706
Impact of deconsolidation of Teekay Gas Business	—	21,832	21,832
Balance as of December 31, 2022	(1,972)	—	(1,972)
Employee pension plans
The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. With the exception of certain of the Company’s employees in Australia, the Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2022, 2021 and 2020, the amount of cost recognized for the Company’s defined contribution pension plans was $3.2 million, $6.2 million and $7.6 million, respectively.

The Company also has defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Australia. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the consolidated balance sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The Company's funded status was a surplus of $1.4 million at December 31, 2022 and a deficit of $0.1 million at December 31, 2021.
Earnings (loss) per common share
The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock awards using the treasury stock method. The computation of diluted loss per share does not assume such exercises. In periods with discontinued operations where potential common shares are antidilutive to earnings per share from continuing operations, such potential common shares are excluded from the calculation of diluted earnings per share - discontinued operations. Prior to January 1, 2021, the Company used the treasury stock method to determine the dilutive impact of the Company's Convertible Senior Notes (see Note 8) when calculating diluted earnings per share. Upon adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (or ASU 2020-06) on January 1, 2021, the Company changed to the if-converted method to determine any potential dilutive impact of the Convertible Senior Notes when calculating diluted earnings per share (see Note 19). The Convertible Notes matured in January 2022 and are no longer outstanding (see Note 24 (a)).

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
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. During December 2022, the FASB issued ASU 2022-06 - Deferral of the Sunset Date of Topic 848, to extend ASU 2020-04 to be effective through December 31, 2024. The Company is currently evaluating the effect of adopting this new guidance.

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
2. Revenues
The Company’s primary source of revenue is chartering its vessels and providing operational and maintenance marine services through its Australian operations. The Company utilizes three primary forms of contracts, consisting of time charter contracts, voyage charter contracts and contracts for FPSO units. In October 2022, the Company divested its last remaining FPSO unit to a recycling yard. The Company also generates revenue from the management and operation of vessels owned by third parties.

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

Certain sources of consideration variability exist within FPSO contracts. Those include penalties, such as those that relate to periods where production on the FPSO unit is interrupted. In addition, certain FPSO contracts may contain provisions that allow the Company to be compensated for increases in the Company’s costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures incurred. Finally, the Company may earn additional compensation from monthly production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures. Variable consideration of the Company's contracts is typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration earned is allocated to distinct periods under a contract during which such variable consideration was incurred. Since June 2020, the Company no longer earns variable or tariff revenues from its FPSO contracts.

In October 2022, the Company divested its last remaining FPSO unit to a recycling yard and expects to make the remaining payments related to this recycling by mid-2024.

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties as well as providing corporate management services to certain entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs and vessel operational expenses for vessels being managed. Management fees are typically invoiced monthly.

Revenue Table
The following tables contain the Company’s total revenue, excluding revenue of the Teekay Gas Business (see Note 23), for the years ended December 31, 2022, 2021 and 2020, by contract type, by segment and by business line within segments.

	Year Ended December 31, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services & Other	Total

	$	$	$	$
Time charters	14,738	—	—	14,738
Voyage charters	1,039,262	—	—	1,039,262
FPSO contracts	—	27,064	—	27,064
Management fees and other	9,111	—	100,009	109,120
	1,063,111	27,064	100,009	1,190,184

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services & Other	Total

	$	$	$	$
Time charters	46,159	—	2,220	48,379
Voyage charters	485,896	—	—	485,896
FPSO contracts	—	47,895	—	47,895
Management fees and other	10,312	—	90,026	100,338
	542,367	47,895	92,246	682,508

	Year Ended December 31, 2020
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services & Other	Total

	$	$	$	$
Time charters	127,598	—	17,152	144,750
Voyage charters	741,804	—	—	741,804
FPSO contracts	—	108,952	—	108,952
Management fees and other	17,032	—	133,717	150,749
	886,434	108,952	150,869	1,146,255

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 23), by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	1,054,000	551,715	945,713
Interest income on lease receivables	—	293	874
Variable lease payments – cost reimbursements (1)	27,064	30,162	43,701
Variable lease payments – other (2)	—	—	5,218
	1,081,064	582,170	995,506
Non-lease revenue
Management fees and other income	109,120	100,338	150,749
Total	1,190,184	682,508	1,146,255
(1)Reimbursement for vessel operating expenditures, dry-docking expenditures and decommissioning expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer or decommission an asset or location.
(2)Compensation from time charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases
As at December 31, 2022, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, which are scheduled to expire in 2023 and 2024, respectively. As at December 31, 2022, the future hire payments expected to be received by the Company under time charters then in place were approximately $30.9 million (2023) and $10.9 million (2024), including one Aframax / LR2 tanker that was delivered to the Company in the first quarter of 2023 and commenced a one year time charter-out contract.

The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2022, from unexercised option periods of contracts that existed on December 31, 2022, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The net carrying amount of the vessels employed on time charter contracts and FPSO contracts that have been accounted for as operating leases, excluding such amounts of the Teekay Gas Business (see Note 23), at December 31, 2022, was $48.1 million (2021 – $61.7 million). At December 31, 2022, the cost and accumulated depreciation of such vessels were $53.4 million (2021 – $74.3 million) and $5.3 million (2021 – $12.6 million), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Net Investment in Sales-Type Lease
On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. The charter was classified and accounted for as a sales-type lease. In April 2021, the Company received formal notice that BP would suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to the Company on August 30, 2022. Upon redelivery, the Company received a lump sum payment of $11.6 million from BP, which the Company expects will cover the cost of green recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling. As at December 31, 2022, the net investment in sales-type lease was $nil.

The following table lists the components of the net investment in the Company's sales-type lease, excluding such amounts of the Teekay Gas Business (see Note 23):

	December 31, 2022	December 31, 2021
	$	$
Total minimum lease payments to be received	—	11,824
Estimated unguaranteed residual value of leased property	—	2,385
Total net investment in sales-type lease	—	14,209
Less credit loss provision	—	(2,200)
Total net investment in sales-type lease, net	—	12,009
Less current portion	—	(12,009)
Net investment in sales-type lease, net - non-current	—	—
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2022 and December 31, 2021, there were contract liabilities of $nil and $0.9 million, respectively, excluding such amounts of the Teekay Gas Business (see Note 23). During the years ended December 31, 2022 and December 31, 2021, the Company recognized $0.9 million and $4.2 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods, excluding such amounts of the Teekay Gas Business (see Note 23).
3. Segment Reporting
On October 4, 2021, Teekay LNG Partners (now known as Seapeak) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company sold to Stonepeak the Teekay Gas Business, which included the Company’s general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners' joint ventures. The Company’s interests in Teekay LNG Partners constituted the Company’s Teekay LNG segment. The Company’s shore-based management operations included in the transactions were included in the Company’s Teekay Parent – Marine Services and Other segment. The segment information below excludes the results of these operations that the Company sold on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. See Note 23 for information on the historical results of these operations and other information about this transaction.

The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has three primary lines of business: (1) conventional tankers, (2) offshore production and (3) marine services. The Company manages these businesses for the benefit of all stakeholders. As at 31 December 2022, the Company has elected to report the following segments: the Teekay Tankers – Conventional Tankers segment, the Teekay Parent – Offshore Production segment and the Teekay Parent - Marine Services and Other segment.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table includes the Company’s revenues and income (loss) from vessel operations by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 23), for the periods presented in these financial statements:

	Revenues			Income (loss) from Vessel Operations (1)
	Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020
	$	$	$	$	$	$
Teekay Tankers
Conventional Tankers	1,063,111	542,367	886,434	255,949	(194,095)	141,572
Teekay Parent
Offshore Production	27,064	47,895	108,952	3,858	35,546	(38,054)
Marine Services and Other	100,009	92,246	150,869	(14,041)	(26,804)	(33,321)
	127,073	140,141	259,821	(10,183)	8,742	(71,375)

	1,190,184	682,508	1,146,255	245,766	(185,353)	70,197
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

No customer accounted for more than 10% of the Company’s consolidated revenues, excluding such amounts of the Company’s discontinued operations (see Note 23), during the periods presented.

The following table includes other income statement items by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 23).

	Depreciation and Amortization			Gain on sale and (Write-down) of assets			Equity income (loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	$	$	$	$	$	$	$	$	$
Teekay Tankers
Conventional Tankers	(99,033)	(106,084)	(117,213)	8,888	(92,368)	(69,446)	244	(14,107)	5,100
Teekay Parent
Offshore Production	—	—	(14,166)	12,975	—	(70,692)	—	—	—
Marine Services and Other	—	—	—	—	—	(9,100)	—	—	—
	—	—	(14,166)	12,975	—	(79,792)	—	—	—

	(99,033)	(106,084)	(131,379)	21,863	(92,368)	(149,238)	244	(14,107)	5,100

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2022 $	December 31, 2021 $
Teekay Tankers – Conventional Tankers	1,603,142	1,568,177
Teekay Parent – Offshore Production	661	20,695
Teekay Parent – Marine Services and Other	28,361	16,788
Cash and cash equivalents	309,857	108,977
Short term investments	210,000	—
Other assets not allocated	15,311	17,123
Eliminations	(2,486)	(4,217)
Consolidated total assets - continuing operations	2,164,846	1,727,543
Total assets - discontinued operations	—	4,804,439
Consolidated total assets	2,164,846	6,531,982

The following table includes capital expenditures by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 23), for the periods presented in these financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	December 31, 2022 $	December 31, 2021 $
Teekay Tankers – Conventional Tankers	15,430	21,447
4. Equity Financing Transactions
In the third quarter of 2022, Teekay Parent sold 0.9 million Class A common shares of Teekay Tankers in open market sales for $22.8 million at an average price of $25.20 per share. The shares sold had previously been purchased in the open market in the first quarter of 2022 and December 2021 for a total cost of $10.0 million as follows: in January and February 2022, Teekay Parent purchased 0.5 million of Teekay Tankers Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share and in December 2021, Teekay Parent purchased 0.4 million of Teekay Tankers Class A common shares through open market purchases for $4.7 million at an average price of $11.27 per share. As a result of the share transactions related to Teekay Tankers, the Company recorded decreases to accumulated deficit of $5.2 million and $5.7 million in 2022 and 2021, respectively. These amounts represent Teekay's net dilution gains from the Teekay Tankers share transactions.

On May 11, 2020, Teekay Parent and Seapeak agreed to eliminate all of Seapeak’s incentive distribution rights in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued Seapeak common units. Following the completion of this transaction on May 11, 2020, Teekay Parent owned approximately 36.0 million common units of Seapeak and remained the sole owner of its general partner, which together represented an economic interest of approximately 42% in Seapeak. On January 13, 2022, the 36.0 million common units owned by Teekay were sold for $17.00 per common unit in cash.
5. Goodwill and Intangible Assets
The Company's goodwill and intangible assets relates to Teekay Tankers' 2015 acquisition of a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE.
Goodwill
The carrying amount of goodwill for the years ended December 31, 2022 and 2021, excluding such amounts of the Teekay Gas Business (see Note 23), was $2.4 million.

Intangible Assets
As at December 31, 2022, the Company’s intangible assets consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer relationships	5,706	(4,654)	1,052
Other intangible assets	—	—	—
	5,706	(4,654)	1,052

As at December 31, 2021, the Company’s intangible assets, excluding such amounts of the Teekay Gas Business (see Note 23), consisted of:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Customer relationships	5,706	(4,212)	1,494
Other intangible assets	537	(537)	—
	6,243	(4,749)	1,494

Amortization expense of intangible assets for the year ended December 31, 2022 was $0.4 million (2021 – $0.5 million, 2020 – $1.0 million). Amortization of intangible assets following 2022 is expected to be $0.4 million (2023), $0.4 million (2024) and $0.3 million (2025).

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
Accrued Liabilities and Other

	December 31, 2022 $	December 31, 2021 $
Accrued liabilities	78,301	93,728
Deferred revenues - current	1,650	852
Current portion of derivative liabilities (note 15)	—	180
Office lease liability – current (note 1)	2,232	2,142
Asset retirement obligation - current	4,788	6,161
	86,971	103,063
Other Long-Term Liabilities

	December 31, 2022 $	December 31, 2021 $
Freight tax provisions (note 21)	42,477	46,956
Asset retirement obligation	2,923	8,792
Office lease liability – long-term (note 1)	10,537	8,666
Pension liabilities	6,194	7,416
Other	1,380	678
	63,511	72,508

Asset Retirement Obligations

The Company completed the recycling of the Petrojarl Banff FPSO at an EU-approved shipyard in the fourth quarter of 2022. The Company was also required to recycle the subsea equipment following removal of the FPSO unit from the Banff field (or Phase 2). In April 2021, Teekay and CNR International (U.K.) Limited (or CNRI), on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA), whereby Teekay engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 obligations. Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field and the Company derecognized the ARO and its associated receivable, resulting in a $33.0 million gain being recognized as asset retirement obligation extinguishment gain in the consolidated statements of income (loss) for the year ended December 31, 2021.
In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30, 2022. Upon redelivery, the Company received a lump sum payment from the charterer, which the Company expects will cover the cost of recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling. As of December 31, 2022, taking into account the $11.6 million lump sum payment received from BP in August 2022, the carrying value of the related lease asset was $nil. As of December 31, 2022, the Petrojarl Foinaven FPSO unit's estimated ARO relating to recycling costs was $7.7 million.
7. Short-Term Debt
As at December 31, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed on a weekly basis. As at December 31, 2022, the next maturity date of the Working Capital Loan is in May 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.85% (December 31, 2021 - based on LIBOR plus a margin of 3.5%).

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2022, $nil (December 31, 2021 – $25.0 million) was owing under this facility, the aggregate available borrowings were $80.0 million (December 31, 2021 - $45.4 million) and the interest rate on the facility was 7.2% (December 31, 2021 – 3.6%). As at December 31, 2022, Teekay Tankers was in compliance with all covenants in respect of this facility.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
8. Long-Term Debt
The following table and subsequent information includes the Company’s long-term debt, excluding such amounts of the Teekay Gas Business (see Note 23), as at the dates indicated:

	December 31, 2022 $	December 31, 2021 $
Revolving Credit Facilities due through December 2024	—	271,167
Senior Notes (9.25%) due November 2022	—	243,395
Convertible Senior Notes (5%) due January 2023 (1)	21,184	112,184
U.S. Dollar-denominated Term Loan due through August 2023	—	53,339
Total principal	21,184	680,085
Less: unamortized discount and debt issuance costs	—	(8,605)
Total debt	21,184	671,480
Less: current portion	(21,184)	(255,306)
Long-term portion	—	416,174
(1)In January 2023, the Company repaid the remaining principal amount of its Convertible Senior Notes totaling $21.2 million upon maturity, as described in Note 24.

As of December 31, 2022, the Company had one revolving credit facility (or the 2020 Revolver), which as at such date, provided for aggregate borrowings of up to $82.5 million (December 31, 2021 - $344.9 million), of which $82.5 million was undrawn (December 31, 2021 - $73.8 million). Interest payments are based on LIBOR plus a margin, which was 2.40%. The total amount available under the 2020 Revolver is scheduled to decrease by $29.8 million (2023) and $52.6 million (2024). The 2020 Revolver is collateralized by first-priority mortgages granted on 13 of the Company’s vessels, together with other related security, and includes a guarantee from certain of Teekay Tankers' subsidiaries for the credit facility's outstanding amount.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the year ended December 31, 2022, the Company redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's audited consolidated statements of income during the year ended December 31, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes were convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represented an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represented a premium of 20% to the concurrent common stock offering price of $9.75 per share. During the year ended December 31, 2022, Teekay Parent repurchased $91.0 million of the aggregate principal amount of the Convertible Notes, which represented approximately 81.1% of the total outstanding as of December 31, 2021. The total consideration of repurchases during the year ended December 31, 2022 was $92.8 million, resulting in a loss of $3.5 million, which is included in loss on bond repurchases on the Company's consolidated statements of income (loss). The outstanding principal value of the Convertible Notes on December 31, 2022, was $21.2 million (December 31, 2021 - $112.2 million). As of December 31, 2022, the net carrying amount of the Convertible Notes was $21.2 million (December 31, 2021 - $111.4 million), which reflected unamortized debt issuance costs of $nil (December 31, 2021 - $0.8 million). The estimated fair value (Level 2) of the Convertible Notes was $21.2 million as of December 31, 2022 (December 31, 2021 - $111.4 million). For the year ended December 31, 2022, total interest expense for the Convertible Notes was $1.8 million, with coupon interest expense of $1.6 million and amortization of debt issuance costs of $0.2 million. On January 17, 2023, the Company repaid the remaining principal amount of $21.2 million upon maturity.

As at December 31, 2022, the Company had no balance owing on its term loan (or the 2020 Term Loan) (December 31, 2021 - $53.3 million) as the outstanding balance was fully repaid during the second half of 2022 by making prepayments which totaled $44.9 million. Interest payments were based on LIBOR plus a margin of 2.25%.

The weighted-average interest rate on the Company’s aggregate long-term debt as at December 31, 2022 was 5.0% (December 31, 2021 – 5.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to December 31, 2022 are $21.2 million (2023), which was repaid on January 17, 2023.

The 2020 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility periods. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2022, the hull coverage ratio for the 2020 Revolver was not applicable due to no balance being drawn. A decline in the tanker market could negatively affect the ratio.

The 2020 Revolver requires Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at December 31, 2022, the Company was in compliance with all covenants in respect of the 2020 Revolver.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
9. Operating Leases
The Company charters-in vessels from other vessel owners on time-charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

In March 2021, the charter contracts relating to the Suksan Salamander FSO unit were novated to Altera Infrastructure L.P. (or Altera), and the in-charter contract relating to the unit was terminated at the same time. This contract termination resulted in the Company derecognizing the associated right-of-use asset and liability of $29.7 million and $29.5 million, respectively.

For the year ended December 31, 2022, the Company incurred $26.5 million (2021 - $11.3 million) of time-charter expenses related to seven (2021 - eight) time-charter-in contracts with an original term of more than one year, of which $11.4 million (2021 - $3.9 million) was allocable to the lease component and $15.1 million was allocable to the non-lease component. The amounts allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and are reflected as a reduction in operating cash flows for the year ended December 31, 2022. Five of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term and one of which includes an option to extend the charter for an additional 18-month term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2022, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts were 3.4 years and 6.0%, respectively (2021 - 1.5 years and 4.3%, respectively).

For the year ended December 31, 2022, the Company incurred $0.9 million (2021 - $2.5 million) of time-charter hire expenses related to time-charter-in contracts classified as short-term leases.

During the year ended December 31, 2022, Teekay Tankers chartered in one Aframax / LR2 vessel and one Suezmax vessel for periods of 24 months and 54 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities totaling $39.2 million and $39.2 million, respectively, during 2022. During the year ended December 31, 2022, the Company also agreed to modify two existing lightering support vessel in-charter contracts, which resulted in the Company recognizing right-of-use assets and lease liabilities of $2.1 million and $2.1 million on the lease modification date.

In December 2020, the Company entered into a time charter-in contract for one Aframax / LR2 tanker newbuilding for a period of seven years, with three additional one-year extension options, which was delivered to the Company in the first quarter of 2023. In December 2022, Teekay Tankers entered into another time charter-in contract for one Aframax / LR2 tanker, which was delivered to Teekay Tankers in the first quarter of 2023, for a period of three years, with an option to extend for one additional year. The Company recognized right-of-use assets and lease liabilities of approximately $18.4 million and $20.7 million for the two Aframax / LR2 vessels on their respective lease commencement dates in 2023.

A maturity analysis of the Company’s operating lease liabilities, excluding such amounts related to discontinued operations (see Note 23), from time-charter-in contracts (excluding short-term leases) at December 31, 2022 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2023	18,776	16,676	35,452
2024	10,810	6,917	17,727
2025	7,980	3,792	11,772
2026	7,980	3,792	11,772
2027	2,929	1,392	4,321
Total payments	48,475	32,569	81,044
Less: imputed interest	(5,032)
Carrying value of operating lease liabilities	43,443
Less: current portion	(16,585)
Carrying value of long-term operating lease liabilities	26,858

As at December 31, 2022, the total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $53.9 million (2023), $36.0 million (2024), $30.0 million (2025), $18.8 million (2026) and $12.9 million (thereafter), including two Aframax / LR2 tankers that were delivered to the Company in the first quarter of 2023 and commenced a seven-year time charter-in contract and a three-year time charter-in contract, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
10. Obligations Related to Finance Leases

	December 31, 2022 $	December 31, 2021 $

Obligations related to finance leases	536,480	295,828
Less: unamortized discount and debt issuance costs	(3,720)	(1,347)
Total obligations related to finance leases	532,760	294,481
Less current portion	(60,161)	(27,032)
Long-term obligations related to finance leases	472,599	267,449

As at December 31, 2022, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to 27 of Teekay Tankers' vessels, including eight vessels for which the sale-leaseback financing transactions were completed in March 2022, for a total price of $177.3 million, and five vessels for which sale-leaseback transactions were completed in April 2022 for a total price of $114.0 million. In January 2023, the Company declared purchase options to acquire one Suezmax tanker, eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements. Teekay Tankers completed the purchase and delivery of these vessels in March 2023 (see Note 24). In addition, in March 2023, Teekay Tankers gave notice to exercise its vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements. The Company expects to complete the purchase and delivery of these vessels in May 2023 (see Note 24).

Under the sale-leaseback arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. Teekay Tankers is obligated to purchase nine of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 27 vessels, 15 of which can be purchased between now and the end of their respective lease terms, and four of which can be purchased beginning in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased beginning in March 2024 until the end of their respective lease terms.

As at December 31, 2022, Teekay Tankers consolidated six of the 27 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary. The liabilities of the six Lessors are loans and are non-recourse to Teekay Tankers. The amounts funded to the six Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these lease-back transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the six Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

The 21 sale-leaseback transactions completed in 2021 and 2022 have been accounted for as failed sales and Teekay Tankers has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to all 27 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.

Eighteen of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2022, these ratios ranged from 173% to 292% (2021 - ranged from 106% to 134%). The remaining nine of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at December 31, 2022, these ratios ranged from 202% to 280% (2021 - ranged from 132% to 140%). For 15 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.

The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2022, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases. The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at December 31, 2022 was 7.2% (December 31, 2021 – 4.8%).

As at December 31, 2022, Teekay Tankers' total remaining commitments related to financial liabilities of these vessels were approximately $695.2 million (December 31, 2021 – $364.6 million), including imputed interest of $158.7 million (December 31, 2021 – $68.8 million), repayable from 2023 through 2031, as indicated below:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Commitments
December 31, 2022
Year	$
2023	97,806
2024	94,304
2025	90,541
2026	86,909
2027	83,276
Thereafter	242,328
11. Fair Value Measurements and Financial Instruments
a) Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash, cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Short-term investments – The fair value of the Company’s short-term investments approximates their carrying amounts reported in the accompanying consolidated balance sheets.

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

Derivative instruments – The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, spot market rates for vessels, and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	316,706	316,706	114,339	114,339
Short-term investments	Level 1	210,000	210,000	—	—
Derivative instruments (note 15)
Interest rate swap agreements – assets	Level 2	3,709	3,709	550	550
Foreign currency contracts	Level 2	—	—	(58)	(58)
Freight forward agreements	Level 2	—	—	(4)	(4)
Non-recurring
Assets held for sale (note 18)	Level 2			40,854	40,854
Investment in equity-accounted investment (note 22)	Level 2			9,174	9,174
Other
Advances to equity-accounted joint venture – long-term	Level 2	6,780	(1)	3,780	(1)
Short-term debt (note 7)	Level 2	—	—	(25,000)	(25,000)
Long-term debt, including current portion – public (note 8)	Level 1	—	—	(239,807)	(240,963)
Long-term debt, including current portion – non-public (note 8)	Level 2	(21,184)	(21,078)	(431,673)	(436,892)
Obligations related to finance leases, including current portion (note 10)	Level 2	(532,760)	(533,977)	(294,481)	(306,386)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2022, the fair values of the individual components of such aggregate interests were not determinable. As at December 31, 2021, the Company's investment in its equity-accounted joint venture was written-down to its estimated fair value. At such time, the fair value of the Company's advance to its equity-accounted joint venture was estimated to approximate its carrying value

12. Capital Stock
The authorized capital stock of Teekay at December 31, 2022, 2021, and 2020, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2022, 102,077,387 shares of Common Stock (2021 – 101,571,141) were issued, 98,318,395 (2021 – 101,571,141) were outstanding, 3,758,992 (2021 - nil) were held in treasury, and no shares of Preferred Stock were issued or outstanding.

In August 2022, Teekay's Board of Directors authorized the repurchase of up to $30 million of common shares in the open market and other transactions. As at December 31, 2022, Teekay had repurchased approximately 3.8 million common shares for $15.3 million, or an average of $4.07 per share, pursuant to such authorization, which resulted in the Company recording a reduction in capital stock of $35.8 million and a reduction to accumulated deficit in the amount of $20.4 million. The total remaining share repurchase authorization at December 31, 2022 was $14.7 million. During the first quarter of 2023, the Company completed the $30 million repurchase program by repurchasing approximately 2.7 million common shares for $14.7 million, or an average of $5.44 per share.

Following the completion of the 2022 share repurchase program, in March 2023, Teekay's Board of Directors authorized a new share repurchase program for the repurchase of up to an additional $30 million of common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC. As of March 30, 2023, the Company repurchased 14,112 common shares under this new share repurchase program for $0.1 million, or an average of $6.04 per share.

In June 2022, the Company authorized 5,000,000 additional shares of common stock to be reserved for issuance pursuant to the 2013 Equity Incentive Plan.

In December 2020, Teekay filed a continuous offering program (or COP), under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this Annual Report, no shares of common stock have been issued under this COP.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Stock-based compensation
In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Plans). As at December 31, 2022, the Company had reserved 11,787,597 (2021 – 5,158,441) shares of Common Stock pursuant to the 2013 Plan, for issuance upon the exercise of options or equity awards granted or to be granted. In March 2023, the Company adopted a 2023 Equity Incentive Plan (or the 2023 Plan) and suspended the Company’s 2013 Equity Incentive Plan (or the Prior Plan).

During the year ended December 31, 2022, the Company granted options under the 2013 Plan to acquire up to 1,489,648 shares of Common Stock, to certain eligible officers, employees and non-management directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. No stock options were granted by the Company during 2021 and 2020. All options outstanding as of December 31, 2022 expire between March 12, 2023 and June 30, 2032, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2022, 2021, and 2020, are as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	5,449	9.90	5,584	10.02	6,075	10.77
Granted	1,490	2.88	—	—	—	—
Exercised	(205)	3.98	—	—	—	—
Forfeited / expired	(526)	26.59	(135)	14.22	(491)	19.35
Outstanding – end of year	6,208	6.99	5,449	9.90	5,584	10.02
Exercisable – end of year	4,952	8.03	4,690	10.86	3,490	13.17

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2022, 2021 and 2020, are as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	759	1.53	2,094	1.97	3,510	2.26
Granted	1,490	1.16	—	—	—	—
Vested	(853)	0.65	(1,309)	2.22	(1,384)	2.64
Forfeited	(141)	6.03	(26)	1.73	(32)	4.71
Outstanding non-vested stock options – end of year	1,255	1.16	759	1.53	2,094	1.97

The weighted average grant date fair value for non-vested options forfeited in 2022 was nominal (2021 – nominal , 2020 – $0.2 million).

As of December 31, 2022, there was $0.6 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans, which amount is expected to be recognized during 2023. During the years ended December 31, 2022, 2021, and 2020, the Company recognized $1.1 million, $1.0 million and $1.9 million, respectively, of compensation cost relating to stock options granted under the Plans.

As at December 31, 2022, the intrinsic value was $3.8 million for outstanding stock options and $1.7 million for exercisable stock options (2021 – $nil for both outstanding and exercisable stock options). As at December 31, 2022, the weighted-average remaining life of options vested and expected to vest was 5.9 years (2021 – 5.7 years).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2022 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	3,812	7.3	3.54	2,556	6.2	3.86
$5.00 – $9.99	1,586	4.1	8.95	1,586	4.1	8.95
$10.00 – $19.99	580	3.8	10.18	580	3.8	10.18
$20.00 – $59.99	230	1.7	42.73	230	1.7	42.73
	6,208	6.0	6.99	4,952	5.1	8.03

The weighted-average grant-date fair value of options granted during 2022 was $1.16. The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 38.63% in 2022; expected life of 5.5 years in 2022; dividend yield of 0% in 2022; risk-free interest rate of 3.01% in 2022; and estimated forfeiture rate of 6% in 2022. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data from October 4, 2021 (the announcement date of the divestment of the Teekay Gas Business) to the grant date.

The Company grants restricted stock units to certain eligible officers and employees of the Company. Each restricted stock unit is equal in value to one share of the Company’s common stock plus reinvested dividends or distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common shares, net of withholding tax.
During 2022, the Company granted 787,586 restricted stock units with a fair value of $2.3 million to certain eligible officers and employees of the Company. During 2022, a total of 631,706 restricted stock units with a market value of $2.2 million vested, and that amount, net of withholding taxes, was paid to grantees by issuing 218,671 shares of common stock, with the issuance of a remaining 243,171 shares deferred. During 2021, the Company granted 355,944 restricted stock units with a fair value of $1.4 million to certain of the Company’s employees. During 2021, a total of 880,320 restricted stock units with a market value of $4.7 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 222,590 shares of common stock, with the issuance of a remaining 481,341 shares deferred. During 2020, the Company granted 986,314 restricted stock units with a fair value of $3.1 million, to certain of the Company’s officers and employees. During 2020, a total of 480,498 restricted stock units with a market value of $3.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 256,780 shares of common stock. For the year ended December 31, 2022, the Company recorded an expense of $2.9 million (2021 – $2.3 million, 2020 – $3.1 million) related to the restricted stock units.

The Company grants restricted stock awards to certain of the Company's non-management directors. Each restricted stock award is equal in value to one share of the Company’s common stock. Restricted stock awards vest immediately. Upon vesting, the value of the restricted stock units or restricted stock awards are paid to each grantee in the form of shares.

During 2022, the Company granted 95,485 (2021 – 149,366 and 2020 – 203,468) shares as restricted stock awards with a fair value of $0.3 million (2021 – $0.6 million and 2020 – $0.6 million), based on the quoted market price, to the Company’s non-management directors. During 2022, the Company issued 82,396 shares to restricted stock award grantees with a further 19,097 shares deferred.

During 2021, the Company granted 489,443 performance share units with a fair value of $5.7 million, to certain of the Company’s officers and employees. The performance share units vested in full following closing of the sale of the Teekay Gas Business, which occurred in January 2022. Each performance share unit was equal in value to one common unit of Seapeak. Upon vesting, the value of the performance share units were paid to each grantee in the form of cash.

Share-based Compensation of Subsidiaries

During 2022, 2021 and 2020, no stock options were granted by Teekay Tankers.

For the year ended December 31, 2022, a total of 16,648 shares (2021 – 16,772 shares; 2020 – 13,125 shares) of Class A common stock were granted to Teekay Tankers' non-management directors as part of their annual compensation with an aggregate value of $0.3 million, (2021 - $0.3 million; 2020 - $0.2 million).

Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Tankers. During 2022, 2021 and 2020, Teekay Tankers granted restricted stock units with respect to 104,185, 109,953 and 182,120 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $1.9 million, $1.7 million and $3.1 million, respectively, based on Teekay Tankers’ closing unit or stock prices on the grant dates.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Each restricted stock unit is equal in value to one of Teekay Tankers’ Class A common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common shares, net of withholding tax.

13. Related Party Transactions
Until the sale of the Teekay Gas Business in January 2022, the Company provided ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters, all of which form part of discontinued operations as at December 31, 2021. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. On October 4, 2021, the Company entered into an agreement to, among other things, sell certain subsidiaries which collectively contain the shore-based management operations for certain of Seapeak’s joint ventures (see Note 23). This sale closed on January 13, 2022. Following this sale, the Company no longer provides ship management and corporate services to joint ventures of Seapeak. The Company earned $82.8 million and $78.3 million, respectively, for the years ended December 31, 2021 and 2020 of fees pursuant to these management agreements and reimbursement of costs. Such amounts for 2021 and 2020 are recorded in income (loss) from discontinued operations (see Note 23) in the consolidated statements of income.

In September 2018, Teekay LNG Partners entered into an agreement with its 52%-owned joint venture with Marubeni Corporation to charter in one of the joint venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the period from January 1, 2022 to January 13, 2022 were $0.8 million (for the year ended December 31, 2021 and December 31, 2020 $23.5 million and $23.6 million, respectively), and such amounts are recorded in (loss) income from discontinued operations (see Note 23) in the consolidated statements of income (loss).

14. Other - net

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Asset retirement obligation decrease (increase) (1)	638	(8,394)	(3,260)
Credit loss provision (2)	2,604	(2,490)	(901)
Foreign exchange gain (loss)	2,995	(2,414)	(2,345)
Miscellaneous (loss) income	(1,426)	(1,892)	1,153
Other - net	4,811	(15,190)	(5,353)
(1)Net ARO expense reflecting the changes in estimates and the accretion of the present value of ARO liabilities relating to Petrojarl Foinaven FPSO and Petrojarl Banff FPSO units (see Notes 1 and 6).
(2)Unrealized credit loss provision related to the Petrojarl Foinaven FPSO unit sales-type lease.

15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2022, the Company was not committed to any foreign currency forward contracts.
Forward Freight Agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains (losses) on derivative instruments in the Company's consolidated statements of income (loss).
Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company does not designate any of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at December 31, 2022, the Company was committed to the following interest rate swap agreement, related to its LIBOR-based debts, whereby certain of the Company’s floating-rate debt obligations were swapped with fixed-rate obligations:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement (1)	LIBOR	50,000	3,709	2.0	0.76
(1)Excludes the margins the Company pays on its variable-rate long-term debts, which, as of December 31, 2022, was 2.40%.
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, excluding those held by the Teekay Gas Business (see Note 23), segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)
	$	$	$
As at December 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	2,087	1,622	—
	2,087	1,622	—

As at December 31, 2021
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(58)
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
Interest rate swap agreements	—	668	(180)
(1)Represents the current portion of derivative liabilities recorded in accrued liabilities and other on the consolidated balance sheets (see Note 6).

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments, excluding those held by the Teekay Gas Business (see Note 23), in the consolidated statements of income (loss) as follows:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Realized gains (losses) relating to:
Interest rate swap agreements	532	(1,275)	(857)
Foreign currency forward contracts	(421)	(31)	379
Forward freight agreements	1,484	(572)	(1,242)
	1,595	(1,878)	(1,720)
Unrealized gains (losses) relating to:
Interest rate swap agreements	3,160	2,407	(889)
Foreign currency forward contracts	58	(58)	—
Forward freight agreements	4	(4)	86
	3,222	2,345	(803)
Total realized and unrealized gains (losses) on derivative instruments	4,817	467	(2,523)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
16. Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income from continuing operations of $209.6 million and $172.3 million of consolidated cash flows from operating activities related to continuing operations during the year ended December 31, 2022, and had a consolidated working capital surplus of $591.3 million as at December 31, 2022. This working capital surplus included $210.0 million of short-term investments.

Based on the Company’s liquidity at the date these consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

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

17. Supplemental Cash Flow Information
a)Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Cash and cash equivalents	309,857	108,977	128,743
Restricted cash – current	3,714	2,227	2,786
Restricted cash – non-current	3,135	3,135	3,135
Current assets - discontinued operations - cash	—	101,190	220,042
Current assets - discontinued operations - restricted cash	—	11,888	8,358
Non-current assets - discontinued operations - restricted cash	—	38,103	42,826
	316,706	265,520	405,890

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

b)The changes in operating assets and liabilities, excluding changes related to the Teekay Gas Business (see Note 23), for the years ended December 31, 2022, 2021 and 2020, are as follows:

	Year Ended December 31,
	2022	2021	2020
	$	$	$
Accounts receivable	(80,886)	83,460	32,760
Prepaid expenses and other	(49,556)	4,016	68,052
Accounts payable	6,291	(77,972)	(6,365)
Accrued liabilities and other	(3,441)	(44,525)	(203)
Receipts from direct financing and sales-type leases (1)	10,489	—	66,369
Asset retirement obligation expenditures	(775)	(1,419)	(17,458)
Expenditures for dry docking	(14,423)	(26,974)	(24,655)
	(132,301)	(63,414)	118,500

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(1)Included in the balance for the year ended December 31, 2020 is a payment received by the Company in April 2020 as part of the bareboat charter with BP for the Petrojarl Foinaven FPSO. See Note 2.

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2022, 2021 and 2020, totaled $38.7 million, $64.5 million and $82.9 million, respectively.
d)On May 11, 2020, Teekay Parent and Seapeak eliminated all of the Seapeak's incentive distribution rights, which were held by Seapeak's general partner, in exchange for the issuance to a subsidiary of Teekay Corporation of newly-issued common units of Seapeak. This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
e)On March 27, 2020, Teekay Parent sold its subsidiary, Golar-Nor (UK) Ltd (or Golar-Nor), to Altera. Among the assets and liabilities of Golar-Nor that were deconsolidated concurrently with the sale, were Golar-Nor's operating lease right-of-use assets and operating lease liabilities relating to the Petroatlantic and Petronordic shuttle tankers totaling $50.7 million and $50.7 million, respectively.
f)During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $42.9 million, $16.4 million and $0.8 million, respectively.
18. Gain on Sale and (Write-down) of Assets
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table shows the gains (losses) on sale and (write-down) of assets for the years ended December 31, 2022, 2021, and 2020:

			Gain on Sale and (Write-down) of Assets
			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2022 $	2021 $	2020 $
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	N/A	—	—	(33,495)
Teekay Parent Segment – Offshore Production (2)	1 FPSO unit	Jul-2022	12,975	—	(37,198)
Teekay Parent Segment - Marine Services and Other	Operating lease right-of-use asset	N/A	—	—	(9,100)
Teekay Tankers Segment - Conventional Tankers	3 Aframax / LR2's and 1 Suezmax	Apr/Sep-2022	9,954	—	—
Teekay Tankers Segment - Conventional Tankers (3)(4)	4 Suezmaxes	N/A	—	(66,916)	—
Teekay Tankers Segment - Conventional Tankers (3)	3 LR2 Tankers	N/A	—	(18,381)	—
Teekay Tankers Segment - Conventional Tankers	2 Aframax / LR2's	N/A	—	(4,314)	(4,936)
Teekay Tankers Segment – Conventional Tankers (5)	4 Aframax / LR2's	N/A	—	—	(25,869)
Teekay Tankers Segment – Conventional Tankers (5)(6)	2 Aframax / LR2's	Feb-2021	—	—	(22,579)
Teekay Tankers Segment - Conventional Tankers (5)	2 Aframax / LR2's	Sep/Nov-2021	—	(2,042)	(13,634)
Teekay Tankers Segment – Conventional Tankers	2 Aframax / LR2's	Apr-2020	—	—	3,081
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	—	—	(2,627)
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use assets	N/A	(1,066)	(715)	(2,881)
Total			21,863	(92,368)	(149,238)
(1)During the year ended December 31, 2020, Teekay Parent recognized an impairment charge on the Petrojarl Banff FPSO unit.
(2)During 2020, the Company made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices, and contract discussions with the customer, which resulted in a full write-down of its carrying value. During the year ended December 31, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO for a net price of $13.0 million.
(3)During the year ended December 31, 2021, Teekay Tankers wrote down the carrying values of three Suezmax tankers and four Aframax / LR2 tankers by $85.0 million to their estimated fair values using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the current economic environment, which was impacted by the COVID-19 pandemic. In March 2022, Teekay Tankers agreed to the sale of one Aframax / LR2 tanker for a sales price of $15.0 million. The vessel and its bunker and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. During the year ended December 31, 2021, the vessel was written down to its estimated sales price less estimated selling costs.
(4)In January 2022, Teekay Tankers agreed to the sale of one Suezmax tanker for a sales price of $15.5 million. The vessel and its bunker and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. During the year ended December 31, 2021, the vessel was written down to its agreed sales price less selling costs.
(5)During the year ended December 31, 2020, Teekay Tankers wrote down the carrying values of nine Aframax / LR2 tankers to their estimated fair values, using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction of charter rates as a result of the current economic environment, which had been impacted by the COVID-19 pandemic. Teekay Tankers recorded a write-down of $65.4 million related to these vessels. In

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
January 2022, Teekay Tankers agreed to the sale of one of the previously written-down Aframax / LR2 vessels for a price of $13.1 million. The vessel and its bunker and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021.
(6)During the year ended December 31, 2021, Teekay Tankers agreed to the sale of two Aframax / LR2 tankers for an aggregate sales price of $32.0 million. The vessels were delivered to their new owners in March 2021 and both vessels and their related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020. The vessels were written down to their agreed sales price less selling costs.

See Note 3 – Segment Reporting for the (write-downs) and gains (losses) on sale of assets, by segment for 2022, 2021 and 2020.
19. Net Income (Loss) Per Share

	Year Ended December 31,
	2022 $	2021 $	2020 $
Net income (loss) attributable to the shareholders of Teekay:
- Continuing operations - basic and diluted	36,755	(102,671)	(129,749)
- Discontinued operations - basic and diluted	41,652	110,477	46,816
	78,407	7,806	(82,933)
Increase in net earnings for interest expense recognized during the period relating to Convertible notes	1,675	—	—
Reduction in net earnings due to dilutive impact of stock-based awards in Teekay Tankers	(743)	—	—
Accretion add back due to If-converted method adoption	143	—	—
Net income (loss) attributable to the shareholders of Teekay - Diluted	79,482	7,806	(82,933)

Weighted average number of common shares (1)	102,119,129	102,148,629	101,053,095
Dilutive effect of Convertible Notes	1,810,599	—	—
Dilutive effect of stock-based awards	485,869	—	—
Common stock and common stock equivalents	104,415,597	102,148,629	101,053,095

Net income (loss) per common share
- Continuing operations - basic	0.36	(1.01)	(1.28)
- Discontinued operations - basic	0.41	1.08	0.46
- Basic	0.77	0.08	(0.82)

- Continuing operations - diluted	0.35	(1.01)	(1.28)
- Discontinued operations - diluted	0.40	1.08	0.46
- Diluted	0.76	0.08	(0.82)
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

Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the years ended December 31, 2022, 2021 and 2020, 4.4 million, 15.0 million and 7.2 million shares, respectively, of Common Stock from stock-based awards and the conversion feature on the Convertible Notes were excluded from the computation of diluted earnings per common share for these periods.
20. Restructuring Charges
During 2022, the Company recorded restructuring charges of $11.6 million (2021 – $1.8 million, 2020 – $10.7 million).

The restructuring charges in 2022 primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems following the sale of the Teekay Gas Business, and costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit. For the year ended December 31, 2022, $2.6 million of the costs were recovered from Seapeak and were recorded as part of revenues on the consolidated statements of income.

The restructuring charges in 2021 primarily related to costs associated with the termination of contract for the Sevan Hummingbird FPSO unit.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The restructuring charges in 2020 primarily related to the cessation of production of the Petrojarl Banff FPSO unit in June 2020, and the restructuring of the Company's tanker services and operations. In addition, the restructuring charges for the year ended December 31, 2020 also related to severance costs resulting from the termination of the management contract for a FSO unit based in Australia (the severance costs were partially recoverable from the customer and the recovery was presented in revenue), and severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera, and the recovery was presented in revenue.

At December 31, 2022 and 2021, $3.0 million and $4.7 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

21. Income Tax (Expense) Recovery
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian, U.K. and Norwegian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	December 31, 2022 $	December 31, 2021 $
Deferred tax assets:
Vessels and equipment	21,837	15,653
Tax losses carried forward and disallowed finance costs (1)	98,558	96,008
Other	5,094	4,084
Total deferred tax assets	125,489	115,745
Deferred tax liabilities:
Vessels and equipment	369	—
Other	407	6,054
Total deferred tax liabilities	776	6,054
Net deferred tax assets	124,713	109,691
Valuation allowance	(123,461)	(106,949)
Net deferred tax assets	1,252	2,742
(1)Substantially all of the Company's estimated net operating loss carryforwards of $400.9 million relate to its U.K. and Norwegian subsidiaries in 2022 and to its U.K., Norwegian, and Australian subsidiaries in 2021. The Company had estimated disallowed finance costs in Norway of approximately $13.5 million at December 31, 2022, which are available 10 years from the year the costs are incurred for offset against future taxable income in Norway.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax (expense) recovery are as follows:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Current	(532)	4,082	(6,756)
Deferred	(885)	881	1,197
Income tax (expense) recovery	(1,417)	4,963	(5,559)

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

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Net income (loss) before taxes	211,053	(282,426)	(18,745)
Net income (loss) not subject to taxes	204,462	(336,040)	(9,912)
Net income (loss) subject to taxes	6,591	53,614	(8,833)
At applicable statutory tax rates	2,234	12,476	(1,411)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(702)	(13,870)	4,947
Other	(115)	(3,569)	2,023
Tax expense (recovery) related to the year	1,417	(4,963)	5,559

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company’s consolidated balance sheets:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Balance as at January 1	46,956	51,562	53,665
Increases for positions related to the current year	5,820	3,749	14,264
Increases for positions related to prior years	2,983	4,801	10,704
Decreases for positions related to prior years	(964)	—	(15,941)
Settlements with tax authority	—	—	(8,714)
Decreases related to statute of limitations	(8,972)	(12,753)	(2,910)
Foreign exchange (gain) loss	(3,346)	(403)	494
Balance as at December 31	42,477	46,956	51,562

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.

Interest and penalties related to freight taxes during the years ended December 31, 2022, 2021 and 2020 are included in the table above, and were approximately $3.8 million, $6.2 million and $13.4 million, respectively. As at December 31, 2022, 2021, and 2020, total interest and penalties recognized were $22.3 million, $26.7 million and $29.2 million respectively.

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

In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.4 million to $8.8 million, of which $7.9 million was paid in August 2020 and $0.9 million was paid in June 2021, with respect to open tax years up to and including 2020.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $24.4 million (2021 - $28.1 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by Teekay Tankers.

During the year ended December 31, 2021, Teekay Tankers recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in the value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic, which was a contributing factor resulting in low oil demand. The investment was written-down by $11.6 million to its estimated fair value, which was recognized in equity (loss) income in the consolidated statements of income (loss) for the year ended December 31, 2021.

For the year ended December 31, 2022, Teekay Tankers recorded equity income (loss) of $0.2 million (2021 - $(14.1) million and 2020 – $5.1 million), which comprises its share of net income (loss) from the High-Q joint venture, as well as the impairment recognized in 2021.

As at December 31, 2022 and 2021, Teekay Tankers had a total investment in and advances to its equity-accounted joint venture of $16.2 million and $13.0 million, respectively (see Note 11).

23. Discontinued Operations

On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022 and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

Upon closing, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the consolidated statements of income (loss) for the year ended December 31, 2022.

Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sales of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to their being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income (loss) in these consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) called "income from discontinued operations". Revenues and expenses of the Teekay Gas Business have been determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. In preparation for the sale of the Teekay Gas Business, the Company completed an internal reorganization of the shore-based management operations for Seapeak and certain of Seapeak's joint ventures. Certain of the Company's subsidiaries were then transferred to Seapeak as part of the sale of the Teekay Gas Business. A substantial majority of the Company’s corporate Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

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

The consolidated balance sheet as at December 31, 2021 reflects the aggregation and separate presentation of all current assets, non-current assets, current liabilities and non-current liabilities of the Teekay Gas Business. The assets and liabilities of the Teekay Gas Business and the Company’s continuing operations exclude any intercorporate amounts owing in order to reflect the discontinuance of services between the Company and the Teekay Gas Business following a transition period.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table contains the major components of income (loss) from discontinued operations of the Teekay Gas Business for the periods presented:

	Year Ended December 31,
	2022 (1) $	2021 $	2020 $
Revenues	25,083	680,589	669,417
Voyage expenses	(853)	(28,190)	(17,394)
Vessel operating expenses	(5,937)	(200,917)	(188,251)
Time-charter hire expenses	(845)	(23,487)	(23,564)
Depreciation and amortization	—	(130,810)	(129,752)
General and administrative expenses	(781)	(24,196)	(15,075)
(Write-down) and gain on sale of vessels	—	—	(51,000)
Restructuring charges	—	(3,223)	—
Income from vessel operations	16,667	269,766	244,381
Interest expense	(4,287)	(122,561)	(136,572)
Interest income	188	5,945	6,903
Realized and unrealized gains (losses) on non-designated derivative instruments	3,675	8,524	(33,334)
Equity income	17,881	115,399	72,233
Foreign exchange gain (loss)	4,286	7,344	(18,373)
Other income (loss)	9	(3,566)	(16,523)
Loss on deconsolidation of the Teekay Gas Business (2)	(58,684)	—	—
Income from discontinued operations before income taxes	(20,265)	280,851	118,715
Income tax expense	(11)	(6,756)	(3,429)
Income from discontinued operations	(20,276)	274,095	115,286
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net income (loss) attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.
As at December 31, 2021, the major classes of the Teekay Gas Business’s assets and liabilities that are components of current assets – discontinued operations, non-current assets – discontinued operations, current liabilities – discontinued operations and non-current liabilities – discontinued operations, were as follows:

2021 $
ASSETS
Cash and cash equivalents	101,190
Other assets	264,537
Vessels and equipment	2,831,530
Net investment in direct financing and sales-type leases, net	480,508
Investment in and loans, net to equity-accounted investments	1,126,674
Current assets – discontinued operations	4,804,439
Total assets – discontinued operations	4,804,439

LIABILITIES
Current portion of long-term debt	1,379,642
Current obligations related to finance leases	1,268,990
Other current liabilities	228,997
Current liabilities – discontinued operations	2,877,629
Total liabilities – discontinued operations	2,877,629

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
A condensed summary of the financial information for certain equity-accounted investments (20% to 52%-owned) shown on a 100% basis (excluding the impact from purchase price adjustments arising from the acquisition of joint ventures), included in discontinued operations, are as follows:

2021 $
Cash and restricted cash	460,342
Other assets – current	208,029
Vessels and equipment, including vessels related to finance leases and advances on newbuilding contracts	1,825,562
Net investment in direct financing leases	5,103,376
Other assets – non-current	255,270
Current portion of long-term debt and obligations related to finance leases	611,180
Other liabilities – current	250,753
Long-term debt and obligations related to finance leases	4,551,612
Other liabilities – non-current	220,454

	2021 $	2020 $
Revenues	990,703	1,008,112
Income from vessel operations	572,985	584,685
Realized and unrealized (loss) gain on non-designated derivative instruments	26,743	(94,760)
Net income	342,068	152,144
24. Subsequent Events
a.In January 2023, the Company repaid the remaining principal amount of the Convertible Senior Notes totaling $21.2 million upon maturity (see Note 8).

b.In January 2023, Teekay Tankers gave notice to exercise its vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements (see Note 10). The purchase and delivery of these vessels were completed in March 2023 using cash on hand.

c.In February 2023, Teekay Tankers signed a term sheet for a new secured revolving credit facility for up to $350.0 million to refinance 19 vessels (including the nine vessels mentioned above and six vessels mentioned below) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.

d.In March 2023, Teekay Tankers gave notice to exercise its vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements described in Note 10. The Company expects to complete the purchase and delivery of these vessels in May 2023 using existing liquidity.

e.In March 2023, the Company adopted a 2023 Equity Incentive Plan (or the 2023 Plan) and suspended the Company’s 2013 Equity Incentive Plan (or the Prior Plan). The Company has authorized the issuance of up to an aggregate maximum of 12,783,479 shares pursuant to the 2023 Plan, which were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

f.In March 2023, Teekay Tankers adopted a 2023 Long-Term Incentive Plan (or the 2023 Teekay Tankers Plan) and suspended its 2007 Long-Term Incentive Plan (or the Teekay Tankers Prior Plan). Teekay Tankers has authorized the issuance of up to 600,000 additional shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Teekay Tankers Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

g.During the first quarter of 2023, the Company completed the $30 million share repurchase program authorized by the Company's Board of Directors in August 2022 (see Note 12) by repurchasing approximately 2.7 million common shares for $14.7 million, or an average of $5.44 per share.

h.    In March 2023, the Company's Board of Directors authorized a new share repurchase program for the repurchase of up to $30 million of common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC. As of March 30, 2023, the Company repurchased 14,112 common shares under this new share repurchase program for $0.1 million, or an average of $6.04 per share.