Form 20-F
period 2023-12-31
TEEKAY CORP
filed 2024-03-15
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
91,006,182 shares of Common Stock, par value of $0.001 per share.
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

TEEKAY CORPORATION
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report of Teekay Corporation on Form 20-F for the year ended December 31, 2023 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

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

The sale of the Teekay Gas Business by Teekay occurred on January 13, 2022. The presentation of certain information in the Company’s consolidated financial statements included in this Annual Report reflects that the Teekay Gas Business is a discontinued operation of the Company. See "Item 18 – Financial Statements: Note 21 - Discontinued Operations” for further information.

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
•the dividend policy of our publicly-listed subsidiary, Teekay Tankers, including any future dividends;
•our liquidity needs and meeting our going concern requirements, including anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;
•our ability and plans to obtain financing for new projects and commitments, refinance existing debt obligations and fulfill our debt obligations;
•our plans for Teekay Parent, which excludes our interests in Teekay Tankers and includes Teekay Corporation and its remaining subsidiaries, to increase its intrinsic value per share;
•the expected scope, duration and effects of the unfolding conflicts in Ukraine and Israel/Gaza Strip, respectively, including their respective impacts on global supply and demand for crude oil and petroleum products and fleet utilization, our industry and our business and the consequences of any future epidemic or pandemic crises or geopolitical tensions;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and charter and spot rates, estimated growth in world fleets, oil production, refinery capacity and competition for providing services, and changes to trade routes and the development of adjacent markets;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions, and whether or not we qualify as a passive foreign investment company;
•the implementation and impact on us of the OECD’s Pillar Two tax regime;
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
•the impact of increasing scrutiny and changing expectations from certain investors, lenders, customers and other stakeholders with respect to environmental, social and governance (or ESG) policies and practices, and the Company’s ability to meet its corporate ESG goals;
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
•Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.
•Our vessels operate in the highly competitive international tanker market.
•High oil prices could negatively impact tanker freight rates.
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

•Public health threats, including pandemics, epidemics, and other public health crises, could have adverse effects on our operations and financial results.
•Governments could requisition our vessels during a period of war or emergency.
Risks Related to Our Business
•Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.
•Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
•We may not be able to grow or to manage our growth effectively.
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
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and obligations related to finance leases, our ability to obtain new financing, or our operating results.
•We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments or share repurchases.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
•Teekay Tankers' obligations related to finance leases and revolving credit facility may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends, repurchasing shares and may incur additional debt and obligations in the future.
•Our ability to repay or refinance debt and lease obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate that Teekay Tankers may need to accelerate its fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.
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
•Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
•Teekay Tankers’ full service lightering (or FSL) operations are subject to specific risks that could lead to accidents, oil spills or property damage.
•Our and many of our customers’ substantial operations outside the United States (or U.S.) expose us and them to political, governmental and economic instability, which could harm our operations.
•Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.
•Our operating results are subject to seasonal fluctuations.
•Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
•Changes in market conditions may limit our access to capital and our growth.

•We have recognized asset impairments in the past and we may recognize additional impairments in the future.
•The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
•We may be unable to make or realize benefits from investments or acquisitions, and growth through any such transaction may harm our financial condition and performance.
Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the United States, United Kingdom, European Union, and Canada, due to our domicile and location of offices.
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs) to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, the UK Economic Crime and Corporate Transparency Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact insurance coverage.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
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
•We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
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
•We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.
Risks Related to Our Industry
Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results and may limit our ability to expand or renew our fleet.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenues we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease. Our exposure to industry business cycles is more acute because of our exposure to the spot tanker market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, the economic conditions in the tanker market.

The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Key factors that influence the supply of tanker capacity include:

•environmental concerns and regulations;
•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses; and
•the number of vessels that are out of service.

Key factors that influence demand for tanker capacity include:

•supply of oil and oil products;
•demand for oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;
•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil;
•changes in seaborne and other transportation patterns;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price and the supply of, and demand for, tanker capacity. Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Following our sale in January 2022 of the Teekay Gas Business, which operated primarily under long-term, fixed-rate charter contracts, our revenues are more volatile and dependent on revenues generated by our tanker fleet.

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

Although the Hamas-Israel war so far has not had a direct material effect on the tanker industry, war, terrorism and geopolitical tensions in the Middle East could have material adverse effects. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation, or expansion of hostilities relating to the Israel-Hamas war could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows.

Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2023 and 2022, we derived approximately 93% and 89%, respectively, of our consolidated revenues from continuing operations in Teekay Tankers. These revenues earned are primarily from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to load cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt and obligations related to finance leases.

In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

In addition, the impact of changes in the spot tanker market may be further impacted by our tankers participating in RSAs as an RSA may include vessels of third-party owners that do not perform as well as our vessels. As a result, we may earn less net revenue than we could by operating our vessels independently. For further information about the RSAs, please read "Item 4 – Information on the Company: B. Business Overview – Revenue Sharing Agreements".

Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than us. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time. In addition, we may not be able to compete profitably to the extent we seek to expand our business into new geographic regions. New markets may require different skills, knowledge, or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

High oil prices could negatively impact tanker freight rates.

High oil prices could negatively impact tanker freight rates due to reduced oil demand and weaker refining margins. In addition, fuel, or bunkers, is a significant operating expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
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
•loss of revenues from charters;
•governmental fines, penalties, or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition, and operating results, and the associated costs could exceed our insurance coverage.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.

Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, the Red Sea, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East (including the Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, Russia’s invasion of Ukraine, in addition to sanctions announced by several world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia, Ukraine, or the Middle East, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea, and since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates, and expenses. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking, or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea, and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Gulf of Guinea, there have been increases in the frequency and severity of unmanned aerial vehicle and missile attacks in the southern Red Sea. There has also been an escalation in the Straits of Malacca and Singapore in the number of piracy incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America, the Gulf of Mexico as well as in the Sulu & Celebes Seas. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Public health threats, including pandemics, epidemics, and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as COVID-19, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, countries, ports, and organizations, including those where we conduct a large part of our operations, could implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics, and other public health crises may result in a significant decline in global demand for crude oil and refined petroleum products, as was the case during COVID-19. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

Governments could requisition our vessels during a period of war or emergency, which may adversely affect our business and results of operations.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could adversely affect our business, results of operations and financial condition.

Risks Related to Our Business

Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

Economic downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition, and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth weakened during 2023, due in part to inflationary pressures and higher interest rates. Growth in 2024 is expected to remain below long-term average levels.

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

We may not be able to grow or to manage our growth effectively.

Our future growth will depend upon a number of factors, some of which are beyond our control. These factors include our ability to:

•identify suitable tankers or shipping companies for acquisitions or joint ventures;
•successfully integrate any acquired tankers or businesses with our existing operations; and
•obtain required financing for our existing and any new operations.

In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition, and results of operations.

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022, and as of early 2024 are approaching all-time highs on a non-inflation adjusted basis. In addition, acquisitions expose us to risks that may harm our business, financial condition, and operating results.

To the extent we acquire existing vessels, they typically do not carry warranties as to their condition, unlike newbuilding vessels. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repair and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and liquidity and harm our financial condition and performance.
An increase in operating costs, due to increased inflation or otherwise, could adversely affect our cash flows and financial condition.

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crew and inflation. Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.

We periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry docked every two and a half years to five years depending on the age of the vessel. Depending on the type of dry docking required, a vessel will incur a number of days of downtime when it will not be in service. During times of favorable market conditions, any increase in the number of required dry dockings in a given timeframe and the lost revenue days arising from this downtime could result in a material loss of earnings.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel downtime and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel dry dockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of dry docking days and adversely impact our results of operation.

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

Over time, the value of our vessels may decline, which could adversely affect our existing loans and obligations related to finance leases, our ability to obtain new financing, or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2023, Teekay Tankers’ revolving credit facility and its obligations related to finance leases contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility and finance leases. Teekay Tankers is required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100%-125%. As at December 31, 2023, Teekay Tankers was in compliance with these requirements. However, a decline in the market value of these tankers may result in a default of the applicable financing arrangement or may require Teekay Tankers to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If Teekay Tankers is unable to cure any such breach within the prescribed cure period in a particular financing facility, the relevant financiers could accelerate Teekay Tankers' debt or obligations under finance leases and foreclose on its vessels and other assets pledged as collateral or require an early termination of the credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under Teekay Tankers’ other financing agreements. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments or repurchase shares.

Our subsidiaries, which are all directly and indirectly wholly owned by us, own all of our substantive operating assets. As a result, our ability to satisfy our financial obligations and to pay any dividends to, or repurchase shares from, our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and our subsidiaries being permitted by law and contract to make such distributions to us; to the extent that they are unable to generate or distribute profits to us, we may be unable to pay our creditors or any dividends to, or repurchase shares from, our shareholders.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility, finance leases and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

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

In addition, certain of our debt agreements and finance leases require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and finance leases may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such event were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under our financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt and obligations related to finance leases.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities or finance leases to which the chartered vessels relate.
We may be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders’ ownership interests in us could be diluted.

We will be required to make substantial capital expenditures should we decide to increase the size of our fleet, including acquiring tankers from third parties. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a newbuilding tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution.

Teekay Tankers has obligations related to finance leases and a revolving credit facility and may incur additional debt and finance lease obligations in the future.

As of December 31, 2023, Teekay Tankers had no outstanding long-term debt and $321.8 million was available to it under its revolving credit facility. In addition, Teekay Tankers' obligations related to finance leases were approximately $140.8 million as of December 31, 2023. We will continue to have the ability to incur additional debt, subject to limitations in Teekay Tankers’ revolving credit facility. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a portion of our cash flow to make principal and interest payments on our debt and lease payments on our obligations related to finance leases, reducing the funds that would otherwise be available for operations, business opportunities, share repurchases and dividends to our shareholders;
•incurring additional debt and finance lease obligations in the future may makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•incurring additional debt and finance lease obligations in the future may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and obligations related to finance leases depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and obligations related to finance leases, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments, or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our ability to repay or refinance debt and lease obligations and to fund capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures, our ability to pay any cash dividends and repurchase shares may be diminished, or our financial leverage may increase, or our shareholders may be diluted.

To fund existing and future debt and lease obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or our joint venture entity, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, lease, capital expenditure and other business requirements, we may be forced to take actions such as:

• restructuring our debt;
• selling additional assets or equity interests in certain assets or our joint venture;

• not paying dividends or repurchasing shares;
• reducing, delaying, or canceling business activities, acquisitions, investments or capital expenditures; or
• seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, lease, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, financing agreements may restrict our ability to implement some of these measures.

Use of cash from operations for capital purposes will reduce cash available for any future dividends to shareholders. Our ability to obtain bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financing could limit our ability to pay any future cash dividends to shareholders, repurchase shares or to operate our businesses as currently conducted. In addition, incurring debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. The sale of certain assets would reduce cash from operations and the cash available for distribution to shareholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 20a – Commitments and Contingencies – Liquidity".

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

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.

Our success depends on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew and other compensation has increased recently and may continue to increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected.  Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.

We anticipate that Teekay Tankers may need to accelerate its fleet renewal in coming years, the success of any such program which will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.

As approximately 50% of Teekay Tankers' fleet is currently aged 15 years and older, we anticipate Teekay Tankers may need to accelerate its fleet renewal in coming years. Teekay Tankers' ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our consolidated financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our and Teekay Tankers' business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.

As of December 31, 2023, owners of approximately 34% of the worldwide fleet of tankers with capacity over 10,000 dead-weight tonnes had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

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

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of any pandemics, epidemics or other public health crises, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms. Following our sale in January 2022 of the Teekay Gas Business, we own a smaller fleet, which may impact our buying power and could lead to us having increased insurance coverage costs.

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

As of December 31, 2023, we had $140.8 million in aggregate principal amount of outstanding indebtedness and obligations related to finance leases that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. We are exposed to the impact of interest rate changes primarily through certain of Teekay Tankers' borrowings and obligations related to finance leases that require us to make interest payments based on Secured Overnight Financing Rate (or SOFR). Some of the agreements governing our revolving credit facility and finance lease facilities provide for an alternate method of calculating interest rates in the event that a SOFR rate is unavailable. Transitions to the alternative methods may adversely affect the costs of these debt and obligations related to finance leases.

Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates remain significantly higher than rates in 2021 with central banks implementing several rate increases during 2022 and 2023. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in mitigating our interest rate risk from our variable rate indebtedness.

Returns on our cash and short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

For further information about our financial instruments at December 31, 2023 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2023, we had a total of $652.7 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash, cash equivalents or short-term investments for an uncertain period of time, if at all. As demonstrated in recent years, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash, cash equivalents or short-term investments could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates or by the performance of the capital markets. For further information about our financial instruments at December 31, 2023 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of the date of this Annual Report, one of our time chartered-in vessels operates under a fixed-rate time-charter contract. To the extent we enter into medium or long-term time charters, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit its earnings in this area of its operations.

Teekay Tankers’ U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore loading facilities for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to or from U.S. Gulf ports, Teekay Tankers’ lightering revenues may be limited due to the availability of alternative methods.

Teekay Tankers’ full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations in which oil, refined petroleum products or other cargoes are transferred from one ship to the other. These operations require a high degree of expertise and present a higher risk of collision or spill compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.

An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, and we may be subjected to such liability without regard to whether we were negligent or at fault. These costs could have a material adverse effect on our business, results of operations and financial condition and any such incident could harm our reputation with current or potential charterers of our tankers.

Although we carry insurance coverage as customary in the shipping industry, with coverage for, among other things, accidents, property damage and potential spills of oil (including marine fuel) and other pollution incidents, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates. There can be no assurance that our insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

Our and many of our customers' substantial operations outside the United States expose us and them to political, governmental, and economic instability, which could harm our operations.

Since our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and/or repurchase shares. For example, the United States, the European Union, the United Kingdom and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the United States and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the United States and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, or trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East or Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries as we are currently seeing in the Red Sea.

Exposure to currency exchange rate fluctuations results in fluctuations in our cash flows and operating results.

Our tanker operations earn revenues in U.S. Dollars, while our Australian marine services business primarily earns revenues in Australian Dollars. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, in particular the Australian Dollar, the Euro, the Singapore Dollar, the Canadian Dollar, and the British Pound.

Since we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting standards, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rates at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period.

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

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

Our general vessel employment strategy includes using a mix of spot and fixed-rate time charters, and we expect to enter into fixed-rate time charters in the future. As of the date of this Annual Report, one of our time chartered-in vessels operates under a fixed-rate time-charter contract, which is scheduled to expire in 2024. If upon its scheduled expiration, or any early termination, we are unable to renew or replace the fixed-rate charter on favorable terms, or if we choose not to renew or replace this fixed-rate charter, we may employ the vessel in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

Changes in market conditions may limit our access to capital and our growth.

Historically, we have relied primarily upon bank financing and debt and equity offerings to fund our growth. Changes in market conditions in the energy and shipping sectors could reduce our and Teekay Tankers' access to capital, particularly equity capital. Issuing additional common equity would be dilutive to shareholders. Lack of access to debt or equity capital at reasonable rates would adversely affect our growth or fleet renewal prospects and our ability to refinance debt and pay dividends to our shareholders.

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

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable. We recognized asset impairment charges of $92.4 million in 2021 in relation to continuing operations. There were no impairment charges in 2023 or 2022. The 2021 charge included impairments of $66.9 million and $24.7 million for four Suezmax tankers and seven Aframax / LR2 tankers, respectively, of Teekay Tankers.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. While no customer accounted for over 10% of our consolidated revenues from continuing operations during 2023, 2022 or 2021, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

Our strategy includes seeking suitable investment or acquisition opportunities in both the broader shipping sector and, potentially, in new and adjacent markets, particularly following our sale of the Teekay Gas Business. We may be unable to make or realize the expected benefits from investments or acquisitions, and growth through any such transaction may harm our financial condition and performance.

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

Legal and Regulatory Risks

We are bound to adhere to sanctions from many jurisdictions, including the United States, United Kingdom, European Union, and Canada, due to our domicile and location of offices.

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran, and the Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the United States and numerous other organizations and nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022, for crude oil and February 2023, for petroleum products, the U.S., United Kingdom, and European Union in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $60 per barrel for crude oil and $100 per barrel for petroleum products). These Russian sanctions, together with the global reaction to the Russian invasion of Ukraine, may reduce our revenues.

Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.

Several years ago, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derived revenue, made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union, and United Kingdom, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or United Kingdom sanctions at the time, and we intend to maintain our compliance with all U.S., European Union, and United Kingdom sanctions.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, the UK Economic Crime and Corporate Transparency Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the Foreign Corrupt Practices Act of 1977 (or the FCPA) of the United States, the Bribery Act 2010 (or the UK Bribery Act), the Criminal Finances Act 2017 (or the CFA) and the Economic Crime and Corporate Transparency Act 2023 (or the ECCTA) of the United Kingdom. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees, and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act, the CFA and the ECCTA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact our insurance coverage.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The International Maritime Organization (or the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards that continue to limit emissions from ships as they strive to meet their 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

An increasing concern for and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, use of alternative fuels, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions are expected to increase our compliance costs and require additional capital expenditures to reduce vessel emissions and may require changes to our business and could have an adverse impact on our financial condition.

Our business includes transporting oil and oil products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition, and results of operations. For example, as of January 1, 2024, the European Union has expanded the existing EU Emissions Trading System (or EU ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to/from/within the EU and EEA (Iceland, Liechtenstein, and Norway) will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. One EUA is equivalent to one tonne of CO2 emission. The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU and 100% of emissions from voyages that occur between two EU ports and when ships are within EU ports. The surrendering of allowances by shipping companies will be gradually increased with respect to verified emissions reported for the years 2024 and 2025. This means, in 2025, shipping companies will be liable to surrender allowances for 40% of verified emissions reported in 2024. In 2026, this increases to 70% of verified emissions reported in 2025. As of 2027 and each year thereafter, shipping companies will have to surrender allowances reflecting 100% of their verified emissions.

Increasing scrutiny and changing expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

In recent years, companies across all industries are facing increasing scrutiny relating to their ESG policies. Certain investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with evolving expectations and standards by these investors, lenders or other industry stakeholders, or companies, which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage among these groups and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from certain investors, lenders, customers, and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our interested existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

As a Marshall Islands corporation with our headquarters in Bermuda and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity, and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. As of December 31, 2022, both Bermuda and the Marshall Islands remained “white-listed” by the European Union. However, on February 14, 2023, the European Union moved the Marshall Islands to the "blacklist" until October 17, 2023, when they were moved back to the "white list". If Bermuda and/or the Marshall Islands were put back onto the blacklist and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list, or further economic substance requirements were imposed by Bermuda and/or the Marshall Islands, our business could be harmed.

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

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities, and a number of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in non-compliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition, or operating results.

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

Cocaine production has risen dramatically in recent years, and the demand for cocaine has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine is discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees, and associated costs.

Our vessels call on certain ports, such as Brazil, Venezuela and Colombia, where there is a higher risk that smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, and results of operations.

Information and Technology Risks

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business, and results of operations.

We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

Our business is international in scope, and the efficient operation of our business, including processing, transmitting and storing electronic and financial information and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry-accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent security breaches or cyberattacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation, and increase our costs.

In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, financial condition. and results of operations.

Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing laws, rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing and artificial intelligence. These data privacy laws, rules and regulations often include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

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

Shareholder rights may differ as well. While the BCA incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of security holders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.

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

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2024 tax year, we currently have significant cash assets which could increase our risk that U.S. tax authorities could treat us as a PFIC in 2024 and future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

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

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We have significant cash assets. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2024 tax year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to anticipated future financial results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC in 2024 or future tax years. In addition, should Teekay Tankers dispose of a certain number of their vessels without immediately replacing those vessels, we expect this would result in a significant risk that we would become a PFIC in the tax year in which these sales occurred. Furthermore, if our ownership of Teekay Tankers or another look-through subsidiary falls below 25% of the equity interests (by value), such as by way of us selling equity interests in any such look-through subsidiary, by way of any such look-through subsidiary issuing new equity and diluting our ownership, or by way of a merger of a look-through subsidiary, based on our current asset portfolio, we expect that we would become a PFIC in the year in which this event occurred. If any of the scenarios set out above were to occur, or any other scenario were to occur which resulted in a substantial increase in cash or other passive assets, our PFIC status for any tax year may depend significantly on how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers (or another look-through subsidiary), or received from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common stock to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2024 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

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

We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.

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

In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. Legislatures of certain member states within the European Union, as well as legislatures of multiple countries outside of the European Union, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate have drafted or enacted legislation to implement the OECD’s minimum tax proposal, including the countries of Canada, the United Kingdom, Australia, the Netherlands, and Norway. The application of the Pillar 2 rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to evaluate the impact of these rules and are currently evaluating a variety of mitigating actions to reduce the potential impact.

In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Corporation were to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Corporation.

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
Item 4.Information on the Company
A.Overview, History and Development
Overview

Teekay Corporation is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude tankers.

The consolidated Teekay entities manage and operate approximately 64 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

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

At March 1, 2024, we have an economic ownership interest of 28.7% in Teekay Tankers and hold 53.8% of the voting power of Teekay Tankers, through our ownership of shares of Teekay Tankers' Class A and Class B common stock. Teekay Tankers includes all of our conventional crude oil and product tankers. Teekay Tankers' conventional tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts. Teekay Tankers considers contracts that have an original term of less than one year in duration to be short-term. As of March 1, 2024, one of its tankers is on a fixed-rate time-charter contract with an initial duration of at least one year. Teekay Tankers also owns a ship-to-ship (or STS) transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Please read “– B. Business Overview – Our Consolidated Fleet” and “– C. Organizational Structure”.

Following the sale of the Teekay Gas Business in January 2022 and the maturity of its Convertible Senior Notes due January 15, 2023 (or the Convertible Notes) in January 2023, Teekay Parent repaid all of its debt and is now debt free. As at December 31, 2023 Teekay Parent has a cash and short-term investments position of approximately $287 million. In addition to its interests in Teekay Tankers highlighted above, Teekay Parent also has direct business operations in Australia through which it provides operational and maintenance marine services to third parties, and Teekay Parent provides marine and corporate services to Teekay Tankers through its various management services companies. Teekay Parent no longer has direct interests in any vessels or FPSO units. Please read “– B. Operations – Teekay Parent”.

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
In addition to Teekay Tankers, we also formed and developed Teekay LNG Partners L.P. (now Seapeak) related to our expansion into the liquefied gas shipping sector. We sold our entire interests in Seapeak and related assets to affiliates of Stonepeak pursuant to the sale of the Teekay Gas Business in January 2022. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information about the sale of the Teekay Gas Business.

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
B.Business Overview
Subsequent to the sale of the Teekay Gas Business and the disposition and recycling of our FPSO units, we have two primary lines of business: (1) conventional tankers and (2) marine services. We allocate capital and assess performance from the separate perspectives of Teekay Tankers and Teekay Parent, as well as from the perspective of the lines of business.

Teekay Tankers

The primary business of Teekay Tankers is to own and operate crude oil and refined product tankers. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to its core business, Teekay Tankers also provides STS support services, along with its tanker commercial management operations. We believe this improves Teekay Tankers' ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Chartering Strategy. Teekay Tankers operates its vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from its vessels based on its outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2023, a total of 43 of its owned and leased vessels, one vessel owned through a 50/50 joint venture and six time chartered-in vessels operated in the spot market through employment on spot voyage charters. The mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. Teekay Tankers also may seek to increase or decrease its exposure to the freight market through the use of forward freight agreements or other financial instruments.

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

Revenue Sharing Agreements

Teekay Tankers and certain third-party vessel owners have entered into RSAs. As of March 1, 2024, a total of 25 of the Suezmax tankers and 24 of the Aframax / LR2 tankers in its fleet, as well as five vessels not in its fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

Ship-to-Ship Support Services

An STS support operation is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for STS support services is often driven by oil market arbitrages and oil traders optimizing their cost per tonne-mile on cargoes. The provision of ship-to-ship services may be required by Teekay Tankers customers when blending cargos, breaking bulk cargo shipments, and optimizing opportunities when the oil market is in contango, which may result in the use of floating storage as a more cost-effective solution to onshore storage.

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

As of December 31, 2023, Teekay Tankers remain one of three active STS lightering businesses in the USG. Teekay Tankers are one of the two providers in this group who provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, Teekay Tankers believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG. Export related crude accounted for around 70% of total USG lightering operations in 2023. Teekay Tankers expect that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand recovered substantially in 2021, 2022 and 2023, and is expected to increase further in 2024.
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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2023, the world Aframax crude tanker fleet consisted of 696 vessels, with an additional 32 Aframax crude oil tanker newbuildings on order for delivery through 2027; the world Suezmax crude tanker fleet consisted of 661 vessels, with an additional 67 Suezmax crude oil tanker newbuildings on order for delivery through 2027; and the world LR2 product tanker fleet consisted of 438 vessels, with an additional 115 LR2 product tanker newbuildings on order through 2027. Currently, delivery of a vessel typically occurs within two to three years of ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “Regulations” below. Demand for dry bulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

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

Australian Operations

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provide crewing services for an FPSO unit in Western Australia.

FPSO Units

In prior years, Teekay Parent directly owned FPSO units, all of which now have been divested by Teekay Parent.

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

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay Parent of its intention to decommission the Banff field and remove Teekay Parent's Petrojarl Banff FPSO unit and the related chartered-in Apollo Spirit floating storage and offtake (or FSO) unit from the field in June 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased in June 2020, and Teekay Parent commenced decommissioning activities during the second quarter of 2020 and into 2021. In May 2021, Teekay Parent was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field. In May 2021, Teekay Parent delivered the Petrojarl Banff FPSO unit to an EU-approved shipyard for recycling; green-recycling of the unit was completed in the fourth quarter of 2022.

Our Consolidated Fleet

The following table summarizes our owned and chartered-in fleet as at March 1, 2024, and excludes third-party vessels under management:

	Owned and Leased Vessels		Chartered-in Vessels	Total
Teekay Tankers
Conventional Tankers
Aframax Tankers / LR2 Product Tankers	17		7	24
Suezmax Tankers	25		1	26
VLCC Tanker	1	(1)	—	1
STS Support Vessels	—		2	2
	43		10	53
(1)VLCC is 50%-owned by Teekay Tankers.

Our owned and leased vessels are of Bahamian and Hong Kong registry.

Please read “Item 18 – Financial Statements: Note 7 – Long-Term Debt” and "Item 18 – Financial Statements: Note 8 – Leases' for information with respect to major encumbrances against our vessels.

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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs has been trialed on board in 2023. Beginning January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and cyber risks impacting the fleet; however, state-sponsored cyber attacks may be excluded from coverage. None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2022 and 2023 and may continue to increase in 2024. In 2023, the cost of hull and machinery increased due mainly to increased fleet values despite the existence of additional capacity in the market.

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

Operations Outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, and offshore oil fields. The escalation of existing or the outbreak of future hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin, Russia or elsewhere as a result of terrorist attacks, Russia's invasion of Ukraine or other actions may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2023, 2022 or 2021. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our FTO program. We typically carry out a minimum of two such inspections annually, which helps ensure that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment are being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessels’ appearance supports our brand and meets customer expectations.

Our customers also often carry out vetting inspections under the Ship Inspection Report Program, which is a significant safety initiative introduced by the Oil Companies International Marine Forum (or OCIMF) to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

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

Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates for our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on several factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction as per the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

Many countries, but not the U.S., have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by the discharge of persistent oil (e.g., crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either based on fault or in a manner similar to the CLC.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, apply to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in the U.S., and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts, regulates emissions from ship exhausts, regulates emissions of volatile compounds from cargo tanks, and prohibits emissions of ozone depleting substances, and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable to new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships must utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019.

We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; however, with the exception of one vessel owned through a 50/50 joint venture, we have not installed any scrubbers on our fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil; however, a new specification for very low sulfur fuel oil is expected to be released in the coming years. The bunker market currently uses the specification for RMG 380 grade fuel oil with a maximum sulfur content of 0.50% m/m as an interim standard. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2022. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2023 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of April 2024.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.10% sulfur requirements.

As of May 1, 2025, the Mediterranean Sea will effectively become an ECA for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level.

From July 1, 2024, heavy fuel oil (HFO) may no longer be used or carried as domestic fuel in bunker tanks when in Arctic waters, with some exceptions.

Certain modifications were necessary to optimize operation on LSMGO of equipment originally designed to operate on HFO. Also, LSMGO is more expensive than HFO, and this could impact the cost of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas comply with applicable fuel requirements.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 guides shipowners and ship operators, shipmasters, and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF. Version 5 is the latest BMP. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

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

Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTS both nationally and internationally, out of which Sunrui Systems (China) are under Teekay’s approved list for retrofit. We estimate that the installation of an approved BWTS will cost approximately $1.0 million per vessel subject to such installation during 2024.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on July 20, 2023 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

The EU has adopted a directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.10% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX ECAs. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which interface with DNV. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2023 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2024 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a new requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender their EU allowances for their 2024 CO2 emissions by September 2025. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the ETS by 2027.
For ships under the EU ETS scope, with voyages within EU ports of call, 100% of their emissions will have to be surrendered in the form of EU allowances. For voyages either leaving or arriving in EU ports of call, 50% of their emissions will have to be surrendered in the form of EU allowances. The compliance obligation for EU ETS will be phased in over three years during which the following percentage of verified emissions will have to be surrendered in the form of EU allowances: 40% for 2024; 70% for 2025 and 100% for 2026 and each year thereafter.
Apart from the EU ETS, the EU also plans to introduce the FuelEU Maritime regulation (or FuelEU) into force soon to reduce greenhouse gas emissions (CO2, CH4 and N2O). The regulation is expected to apply from January 1, 2025 to ships over 5,000 gross tonnage which use EEA (EU plus Norway and Iceland) ports. To incentivize the use of renewable and low carbon fuels, FuelEU will impose limits on the greenhouse gas intensity of fuels used onboard and require certain ship types to have zero-emissions at berth from 2030, with stringent financial penalties for non-compliance.

Under the FuelEU regulation, the yearly average GHG intensity of energy used onboard by a ship is not to exceed the 2020 fleet average. Every five years from 2025 to 2050, this reference value will be reduced as follows: by 2% from 2025; by 6% from 2030; by 14.5% from 2035; by 31% from 2040; by 62% from 2045; and by 80% from 2050. The GHG intensity is a measure of the CO2 equivalent emissions per quantum of energy used on board. This will be measured based on reported fuel consumption from EU MRV and the emission factors of the fuels used on a well-to-wake basis.

The EU Ship Recycling Regulation aims to prevent, reduce, and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and recycling facilities both in the EU and in other countries. Each new ship must have onboard an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2023. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is scheduled to enter into force on June 26, 2025.

United States

The U.S., has enacted an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the U.S., or its territories or possessions or whose vessels operate in U.S., waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for clean-up costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on other vessels might fall within its scope.

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

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by a violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the U.S., is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owners or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the U.S., in the future, we expect to obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans onboard vessels which are likely to call ports in the State of California.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, as well as an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size.

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S., waters until the USCG and EPA finalizes new regulations, in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another two to three years.

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

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g., remain in the same location for 45 or more days). Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP - AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018 and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

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

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited from carrying fuel oil of sulfur content exceeding 0.50% m/m onboard ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of the calling port, to retain the non-compliant fuel oil onboard with a commitment letter stating it will not be used in waters under the jurisdiction of China.

New Zealand

New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species and monitored by the Biofouling Management Plan retained onboard each vessel.

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

The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used onboard the vessel and which has not been exempted by the DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.

Vessels will be allowed to use an additional 10% of SUP items in the SEP that have not been prohibited. Amendments to the finalized SEP are discouraged save for material corrections.

Foreign vessels visiting Indian ports are not allowed to use prohibited items while at a place or port in India. However, these items are allowed to be onboard provided they are stored at identified locations. SEPs are also required to detail the prevention steps that will be implemented during a vessel’s call at an Indian port to prevent unsanctioned usage of SUPs. This includes the preparation and use of a deck and official log entry identifying all SUP items onboard the vessel.

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

All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include descriptions of the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data, to ensure data quality is maintained.

The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept onboard the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy adopted in 2023. Furthermore, the MEPC adopted two sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) and the Carbon Intensity Index (or CII) have been implemented from January 1, 2023, to benchmark and improve efficiency and reduce emissions from ships. We have already calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels and are in full compliance of the regulation.

The EU has expanded the existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions.

In the U.S., the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the U.S., Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the U.S., or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Vessel Security

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are calling in the Indian Ocean Region or the Maritime Domain Awareness for Trade - Gulf of Guinea when calling in the West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit the Gulf of Aden) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels comply with the recommendations of Best Management Practices for West Africa.

C.Organizational Structure
Our organizational structure includes, among others, our interest in Teekay Tankers, which is our publicly-traded subsidiary.

The following chart provides an overview of our organizational structure as at March 1, 2024. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2024.

(1)Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it holds aggregate voting power of 53.8% as of March 1, 2024.
(2)Teekay Corporation indirectly owns 28.7% of Class A and Class B common stock.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Marshall Islands corporation formed by us to own our conventional tanker business. As of March 1, 2024, Teekay Tankers’ fleet included 24 double-hull Aframax/LR tankers (including seven chartered-in vessels), 26 double-hull Suezmax tankers (including one chartered-in vessel) and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, we provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries, who receive various services from us and our affiliates.

We are party to an omnibus agreement with Seapeak, Altera and related parties governing, among other things, when we, Seapeak and Altera may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

We are also a party to an agreement with an affiliate of Stonepeak that provides, among other things and subject to certain exceptions, that (i) until January 13, 2024, we and our affiliates would not engage in, acquire or invest in any business that owns, operates or charters any liquefied gas carriers and related time charters, and (ii) until January 13, 2025, we and our affiliates will not engage in, acquire or invest in any business that owns, operates or charters LNG carriers and related time charters.
D.Property, Plant and Equipment
Other than our vessels, we do not have any material property. Please read "Item 4B – Information on the Company – Business Overview - Our Consolidated Fleet" for information about our vessels and “Item 18 – Financial Statements: Note 7 – Long-Term Debt" and "Note 8 – Leases" for information about major encumbrances against our vessels.
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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2023 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2023, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $16.4 million. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

Because we and our subsidiaries do not, and we do not expect to, and assuming that we or they will not, conduct business, operations, or transactions in the Marshall Islands, neither we nor our subsidiaries will be subject to taxation under the laws of the Marshall Islands, nor that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries.

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our and our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 17 – Income Tax (Expense) Recovery".

Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

In addition, please refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2022 for our discussion and analysis comparing our financial condition and results of operations from 2022 to 2021.
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

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners, that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrently with the closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party provides certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a mutually agreed reasonable period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".

Following completion of these transactions, Teekay Parent's remaining assets consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a cash and short-term investments position of $287 million as at December 31, 2023. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

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

Teekay Tankers

In 2007, we formed Teekay Tankers to expand our oil tanker business. Teekay Tankers holds all of our oil tanker assets, primarily consisting of Suezmax and Aframax / LR2 tankers, and engages in short to medium term fixed-rate charter contracts and spot tanker market trading. Teekay Tankers also owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. As of December 31, 2023, we had an economic interest of 28.7% and voting power of 53.8% in Teekay Tankers.

Teekay Parent

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for 11 Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia.

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
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters, full service lightering and lightering support services and, prior to our disposition of our FPSO units and our sale of the Teekay Gas Business, FPSO contracts and charter contracts accounted under sale-type leases. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between voyage charters and time charters and, to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off-hire during the term of a time charter, in which case, the shipowner pays voyage expenses.

Net Revenues. Net revenues represent income (loss) from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and (write-down) of assets and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

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

Income (Loss) from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the income or loss from vessel operations for each segment, which represents the loss or income we receive from the segment after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains (losses) on non-designated derivative instruments, income taxes, foreign currency and other income and losses.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

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

•The conflicts in Israel/Gaza Strip and Ukraine have had and may continue to have material effects on our business, results of operations, or financial condition. On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Since mid-December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies have suspended transit through the Red Sea, which has affected trading patterns, rates and expenses. While it is impossible to predict how this situation will evolve in the future, we expect that the rerouting of cargos will lead to additional spot tanker rate volatility in the near term. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, such as the Red Sea, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.

Please read “Item 3 - Key Information - Risk Factors” for additional information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

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

•The amount and timing of dry dockings and major modifications of our vessels can affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had seven vessels drydock in 2023, compared to nine vessels which dry docked during 2022. During 2022, an additional three vessels were off-hire while completing BWTS installations. The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2023 and 2022 were 304 and 561, respectively. For our current fleet, there are 15 vessels scheduled to dry dock in 2024.

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
SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Teekay Corporation and its subsidiaries for fiscal years 2021 through 2023, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes and the Reports of the Independent Registered Public Accounting Firm therein with respect to the three years ended December 31, 2023, 2022 and 2021 (which are included herein).

(in thousands of U.S. Dollars, except per share data)	Years Ended December 31,
	2023	2022	2021
GAAP Financial Comparison:
Income Statement Data:
Revenues	$1,464,975	$1,190,184	$682,508
Income (loss) from vessel operations, continuing operations	531,725	245,766	(185,353)
Income (loss) from continuing operations	517,423	209,636	(277,463)
(Loss) income from discontinued operations	—	(20,276)	274,095
Net income (loss)	517,423	189,360	(3,368)
Net income attributable to shareholders of Teekay	150,641	78,407	7,806
Per common share data:
Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	1.59	0.36	(1.01)
Basic income from discontinued operations attributable to shareholders of Teekay Corporation	—	0.41	1.08
Basic income	1.59	0.77	0.08
Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	1.54	0.35	(1.01)
Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	0.40	1.08
Diluted income	1.54	0.76	0.08

Balance Sheet Data (at end of year):
Cash and cash equivalents, and short-term investments (1)	652,684	519,857	108,977
Vessels and equipment (1)(2)	1,234,524	1,296,262	4,182,785
Total assets(1)	2,196,638	2,164,846	6,531,982
Total debt (1)(3)	139,599	553,944	3,639,593
Total equity(1)	1,800,346	1,369,606	2,432,483

Other Financial Data:
EBITDA (4)(5)	$631,017	$321,701	$165,996
Adjusted EBITDA (4)(5)	618,907	341,664	394,899
Total debt to total capitalization (1)(6)	7.2%	28.8%	59.9%
Net (cash) debt to total net capitalization (1)(7)	(39.9)%	1.9%	58.1%
(1)    Includes balances from both discontinued and continuing operations on the consolidated balance sheet for 2021.

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
(4)     The years ended December 31, 2022 and 2021 include balances from both income (loss) from continuing operations and (loss) income from discontinued operations on the consolidated statements of income (loss).
(5)     EBITDA and Adjusted EBITDA are non-GAAP financial measures. A definition and an explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(6)     Total capitalization represents total debt and total equity.
(7)     Net (cash) debt is a non-GAAP financial measure. Net (cash) debt represents total debt less cash, cash equivalents, restricted cash and short-term investments. Total net capitalization represents net debt and total equity.
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

	Revenues (1)		Income (loss) from vessel operations (1)
(in thousands of U.S. dollars)	2023	2022	2023	2022
Teekay Tankers	1,364,452	1,063,111	535,910	255,949
Teekay Parent	100,523	127,073	(4,185)	(10,183)
Teekay Corporation Consolidated	1,464,975	1,190,184	531,725	245,766
(1) Excluding results pertaining to the Teekay Gas Business. See "Item 18 – Financial Statements: Note 21 – Discontinued Operations" for further details.

Summary

Our consolidated income from vessels operations, which excludes the Teekay Gas Business, increased to $531.7 million for the year ended December 31, 2023, compared $245.8 million in the prior year. The primary reasons for this net increase in income are as follows:

Consolidated Income from Vessel Operations
$USD (Millions)
560
520
480
440
400
360
320
280
240
200
160
120
80
40
0
Year Ended Dec 31, 2022
Higher average realized TCE rates
Vessel in-charters
Changes in vessel employment
Improvement in Teekay Parent Results
Other
Year Ended Dec 31, 2023

•an increase of $237.4 million as a result of higher overall average realized spot TCE rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels;

•an increase of $28.4 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023;

•an increase of $17.5 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates in 2023 compared to previous fixed rates; and

•an improvement of $6.0 million in net operating losses for Teekay Parent primarily due to the sale of the Teekay Gas Business on January 13, 2022, which included a decrease in general and administrative expenses and restructuring charges, lower operating losses from decommissioning activities for our FPSOs during 2022 and improved results from our ship management services in Australia, partially offset by a gain on sale of the Sevan Hummingbird FPSO in the third quarter of 2022;

partially offset by:

•a net decrease of $3.4 million in operating income in Teekay Tankers primarily due to the sale of four Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022 and the fourth quarter of 2023 and higher general and administrative expenses, partially offset by fewer off-hire days and off-hire bunker expenses during 2023.

Details of the changes to our results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022 are provided in the following section.

Year Ended December 31, 2023 versus Year Ended December 31, 2022

Teekay Tankers

As at December 31, 2023, Teekay Tankers owned and leased 43 double-hulled oil and product tankers and time chartered-in seven Aframax / Long Range 2 (or LR2) and one Suezmax tanker. Teekay Tankers also owned a 50% interest in one VLCC tanker.

Recent Developments in Teekay Tankers

For additional information about Teekay Tankers, please refer to its Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC.

Vessel Sales
During the fourth quarter of 2023, Teekay Tankers agreed to sell two Aframax / LR2 tankers in separate transactions for a combined sales price of $46.5 million. One of these sales was completed in December 2023 when the vessel was delivered to its new owner, which resulted in a gain on sale of $10.4 million during the year ended December 31, 2023. The other vessel was delivered to its new owner in February 2024 and such vessel was classified as Held for Sale as at December 31, 2023.

Time Chartered-in Vessels
In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that Teekay Tankers entered into in 2020 was delivered to Teekay Tankers. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to Teekay Tankers and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.

In May, July and September 2023, Teekay Tankers extended three chartered-in contracts for three Aframax / LR2 tankers for 12 months each at an average rate of approximately $20,800 per day. An additional 12-month optional period was secured on one of the vessels.

Time Chartered-out Vessels
In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day. This time charter-out contract expired in February 2024, at which time the tanker was delivered back to Teekay Tankers and has subsequently been trading in the spot market.

Vessel Repurchases
In March 2023, Teekay Tankers completed the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under related sale-leaseback arrangements.

In May 2023, Teekay Tankers completed the repurchase of five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under related sale-leaseback arrangements.

In September 2023, Teekay Tankers completed the repurchase of two Suezmax tankers and two Aframax / LR2 tankers for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements.

In January 2024, Teekay Tankers gave notice to exercise options to acquire eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 8 - Operating Leases and Obligations related to Finance Leases" of this Annual Report. Teekay Tankers expects to complete the repurchase and delivery of these eight vessels in March 2024. Upon redelivery of these eight vessels to Teekay Tankers, the vessels will be unencumbered.

Debt Facility
In May 2023, Teekay Tankers entered into a new secured revolving credit facility agreement (or the 2023 Revolver) for up to $350.0 million to refinance 19 vessels, which vessels include the nine, six and four vessels Teekay Tankers repurchased in March 2023, May 2023 and September 2023, respectively, that were previously subject to sale-leaseback financing arrangements. The 2023 Revolver has a six-year term and an interest rate based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity.

Cancellation of Revolving Credit Facility
In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of the previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to Teekay Tankers from their long-term debt was reduced by $65.7 million.

Cancellation of Working Capital Loan Facility
In September 2023, Teekay Tankers provided notice of cancellation to the lender of their working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), Teekay Tankers' wholly-owned subsidiary. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interests in the assets of TTCL were subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to Teekay Tankers from their short-term debt was reduced by $80.0 million.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for 2023 and 2022.

	Year Ended December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2023	2022
Revenues	1,364,452	1,063,111
Voyage expenses	(474,371)	(495,604)
Net revenues	890,081	567,507

Vessel operating expenses	(148,960)	(150,448)
Time-charter hire expenses	(70,836)	(27,374)
Depreciation and amortization	(97,551)	(99,033)
General and administrative expenses	(45,936)	(41,769)
Gain on sale and (write down) of assets	10,360	8,888
Restructuring charges	(1,248)	(1,822)
Income from vessel operations	535,910	255,949

Equity income	3,432	244

Calendar-Ship-Days(1) for Conventional Tankers	18,733	17,804
(1)Calendar-ship-days presented relate to owned and in-chartered consolidated vessels only.

Tanker Market

Mid-size crude tanker spot rates increased during the fourth quarter of 2023, primarily due to an increase in crude oil exports from key load regions in both OPEC+ and non-OPEC+ countries, including record high crude oil exports from the U.S. Gulf, coupled with seasonal weather delays. Spot tanker rates have remained firm at the start of 2024 as seasonal factors continue to support rates, while instability in the Red Sea region due to attacks on merchant ships has led to an increase in tonne-mile demand as owners and charterers look to reroute vessels on longer haul voyages in order to avoid the affected region.

The outlook for the global economy is improving, with the International Monetary Fund (or IMF) recently increasing its forecast for global GDP growth in 2024 from 2.9% to 3.1%, with further growth of 3.2% expected in 2025. The prospect of a hard landing for the global economy may be receding as inflation has begun to fall across the globe, though downside risks remain. The outlook for global oil demand also remains positive, with the U.S. Energy Information Administration (or EIA) forecasting growth of 1.4 million barrels per day (or mb/d) in 2024 and a further 1.3 mb/d in 2025.

The majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin, led by the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. However, supply cuts from the OPEC+ group, which were announced in November 2023, and which came into effect in January 2024, may lead to reduced export volumes, particularly from the Middle East, which could weigh on tanker demand in the near term.

The ongoing conflict in Ukraine continues to impact mid-size tanker tonne-miles, with the vast majority of Russian crude oil exports now heading long-haul to India and China, and we expect this situation to persist over the medium term. In addition, growing instability in the Middle East has increasingly impacted shipping markets since December 2023 in the form of attacks on merchant ships in the Red Sea. This is a dynamic situation, but for the time being we expect that many ship owners and charterers will look to avoid the region and seek alternate routes that inevitably involve longer voyages. For many vessels, this means sailing around the Cape of Good Hope, adding a significant number of voyage days and creating additional tanker tonne-mile demand. For example, a Suezmax voyage from Basra, Iraq to the Mediterranean is around 4,000 nautical miles via the Suez Canal compared to around 12,000 nautical miles via the Cape of Good Hope. While it is impossible to predict how this situation will evolve in the future, we expect that the rerouting of cargos may continue to create additional tanker demand in the near term.

Tanker fleet supply fundamentals continue to look positive. This is especially true for 2024, with just 9 million deadweight tons (or mdwt) scheduled to be delivered this year, the lowest annual total since 1997. The tanker orderbook as a whole remains low compared to the 20-year average at around 7% of the existing fleet size while forward orderbook cover at global shipyards stands at 3.5 years, meaning there is little spare shipyard capacity until 2027. The combination of a low orderbook, an aging tanker fleet, and a lack of shipyard capacity until 2027 should lead to very low levels of tanker fleet growth over the next three years, including virtually no fleet growth in 2024.

In summary, we expect that a combination of robust tanker demand growth and positive fleet supply fundamentals will continue to lay the foundation for a strong spot tanker market over the next two to three years. Geopolitical instability in various regions of the world, and the subsequent rerouting of tankers on longer haul voyages, may add to spot tanker rate volatility.

Net Revenues. Net revenues were $890.1 million for the year ended December 31, 2023, compared to $567.5 million for the year ended December 31, 2022. The increase was primarily due to:

•an increase of $217.8 million due to higher overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers in 2023 compared to 2022;

•a net increase of $60.3 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of four Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022 and the fourth quarter of 2023;

•an increase of $19.6 million primarily due to higher average FSL spot and spot voyage charter rates for Teekay Tankers' FSL dedicated vessels in 2023 compared to 2022;

•an increase of $17.5 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates in 2023 compared to previous fixed rates;

•an increase of $7.0 million due to fewer off-hire days and off-hire bunker expenses during 2023, primarily related to fewer scheduled dry dockings compared to 2022; and

•an increase of $2.4 million due to higher STS support services revenues resulting from an increase in the average rate earned per operation in 2023 compared to 2022;

partially offset by:

•a decrease of $1.3 million due to commercial claims from charterers during 2023; and

•a decrease of $0.8 million due to lower revenue earned from Teekay Tankers' responsibilities in employing the vessels subject to RSAs in 2023 compared to 2022.

Vessel Operating Expenses. Vessel operating expenses were $149.0 million for the year ended December 31, 2023, compared to $150.4 million for the year ended December 31, 2022. The net decrease was primarily due to a decrease of $4.1 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, as well as a decrease of $1.1 million resulting from lower crewing-related expenditures in 2023, partially offset by an increase of $2.3 million related to higher repair and maintenance costs on certain tankers, an increase of $0.7 million related to higher expenditures for ship management, as well as an increase of $0.7 million resulting from a higher volume of STS support service activities in 2023.

Time-charter Hire Expenses. Time-charter hire expenses were $70.8 million for the year ended December 31, 2023, compared to $27.4 million for the year ended December 31, 2022. The net increase was primarily due to an increase of $43.6 million resulting from the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023, as well as an increase of $1.3 million resulting from an increase in daily hire rates for two Aframax / LR2 tankers after extending their chartered-in contracts during the first three quarters of 2023, partially offset by a decrease of $1.1 million resulting from more off-hire days for a chartered-in tanker due to its dry dock during 2023.

Depreciation and Amortization. Depreciation and amortization was $97.6 million for the year ended December 31, 2023 compared to $99.0 million for the year ended December 31, 2022. The decrease was primarily due to the sale of three Aframax / LR2 tankers and one Suezmax tanker during first three quarters of 2022.

General and Administrative Expenses. General and administrative expenses were $45.9 million for the year ended December 31, 2023, compared to $41.8 million for the year ended December 31, 2022. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures during the year ended December 31, 2023.

Gain on sale and (write-down) of assets. The gain on sale and (write-down) of assets of $10.4 million for the year ended December 31, 2023 was related to the sale of one Aframax / LR2 tanker in December 2023.

The gain on the sale and (write-down) of assets of $8.9 million for the year ended December 31, 2022 was related to:

•the sale of three Aframax / LR2 tankers and one Suezmax tanker in 2022, which resulted in an aggregate gain of $9.4 million during the year ended December 31, 2022, and a reversal of a previous write-down of one of these tankers, which was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the year ended December 31, 2022;

partially offset by:

•the impairment recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million during the year ended December 31, 2022.

Restructuring Charges. Restructuring charges of $1.2 million for the year ended December 31, 2023 were primarily related to organizational changes made to Teekay Tankers' commercial and technical operations teams. Restructuring charges of $1.8 million for the year ended December 31, 2022, were primarily related to organizational changes made as a result of Teekay's divestments related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 18 – Financial Statements: Note 13 - Related Party Transactions" of this Annual Report.

Equity Income. Equity income was $3.4 million for the year ended December 31, 2023, compared to $0.2 million for the year ended December 31, 2022. The increase was primarily due to higher spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during 2023 resulting from the dry dock of the VLCC during 2022.

Teekay Parent

Teekay Parent's Marine Services and Other segment contains Teekay Parent's Australian operations, which provide operational and maintenance marine services in Australia to the Department of Defense and to another third-party, and Teekay Parent's corporate general and administrative expenses. As at December 31, 2023, Teekay Parent had no direct interests in any vessels or FPSO units. Teekay Parent’s business of providing marine and corporate services to Seapeak's equity-accounted joint ventures is not included in the following table and has been presented as part of the section “Operating Results – Teekay Gas Business”.

Recent Developments in Teekay Parent

As described above in the “Overview” section, Teekay sold all of its interest in Teekay LNG Partners (now known as Seapeak LLC) in connection with the acquisition of Teekay LNG Partners by an affiliate of Stonepeak, on January 13, 2022.

In April 2021, BP p.l.c. announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In August 2022, BP redelivered the FPSO unit to us and upon redelivery, Teekay Parent received a fixed lump sum payment of $11.6 million from BP, which we expect will cover the cost of green recycling the FPSO unit. On October 21, 2022, Teekay Parent delivered the FPSO unit to an EU-approved shipyard for green recycling. The green recycling of the FPSO unit is expected to be completed by mid-2024.

In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, and oil production ceased on the Chestnut oil field on March 31, 2022. The FPSO charter contract was terminated on June 30, 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which sale was completed on July 1, 2022, for gross proceeds of $13.3 million and Teekay Parent recognized a gain of $13.0 million during the third quarter of 2022. The proceeds from the sale of the Sevan Hummingbird FPSO unit covered the decommissioning costs for the unit, the majority of which were incurred in the second quarter of 2022.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for 2023 and 2022.

	Marine Services and Other
	Year ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days)	2023	2022
Revenues	100,523	127,073
Vessel operating expenses (1)	(92,625)	(124,765)
General and administrative expenses (1)	(11,654)	(15,709)
Gain on sale of assets	—	12,975
Restructuring charges	(429)	(9,757)
Loss from vessel operations	(4,185)	(10,183)

Calendar-ship-days - FPSO Units	—	475
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

Loss from vessel operations for Teekay Parent’s Marine Services and Other segment was $4.2 million for 2023, compared $10.2 million for 2022. The decrease in loss from vessel operations is primarily a result of:

•a decrease of $8.6 million as a result of the sale of the Teekay Gas Business on January 13, 2022, which included a decrease in general and administrative expenses and restructuring charges in 2023;

•a net decrease of $5.2 million related to the Sevan Hummingbird FPSO due to final decommissioning activities and restructuring costs in 2022, partially offset by a decrease in revenue in 2023 compared to 2022 due to the FPSO unit ceasing operations on March 31, 2022;

•a decrease of $3.6 million due to decommissioning activities for the Petrojarl Foinaven and Petrojarl Banff FPSO units in 2022; and

•a decrease of $1.6 million due to improved results from our ship management services in Australia in 2023 compared to 2022;

partially offset by:

•an increase of $13.0 million due to a gain on sale of the Sevan Hummingbird FPSO unit in July 2022.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2023 and 2022, excluding the other operating results of the Teekay Gas Business which have been presented separately in “Operating Results – Teekay Gas Business”:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2023	2022
Interest expense	(28,009)	(38,580)
Interest income	24,128	6,689
Realized and unrealized gains on non-designated derivative instruments	449	4,817
Loss on bond repurchases	—	(12,694)
Other - net	(2,140)	4,811
Income tax expense	(12,162)	(1,417)

Interest expense. Interest expense decreased to $28.0 million for the year ended December 31, 2023, compared to $38.6 million for the year ended December 31, 2022, primarily due to:

•a decrease of $8.0 million relating to Teekay Tankers due to its repurchase of 11 Aframax / LR2 tankers and eight Suezmax tankers during the first three quarters of 2023, all of which were previously held under sale-leaseback arrangements, as well as the repayment in full of Teekay Tankers' previous term loan during the second half of 2022, partially offset by a higher average benchmark interest rate under sale-leaseback financing arrangements during the year ended December 31, 2023; and

•a decrease of $2.5 million relating to Teekay Parent, primarily due to the repurchase of and the redemption in full of Convertible Notes during 2022 and January 2023, and due to the redemption in full of Teekay's 9.25% senior secured notes (or the 2022 Notes) in January 2022 (see "Item 18 – Financial Statements: Note 7 – Long-Term Debt" for further details).

Interest income. Interest income increased to $24.1 million for the year ended December 31, 2023, compared to $6.7 million for the year ended December 31, 2022. The increase was primarily due to higher cash and short-term investment balances with higher applicable interest rates during the year ended December 31, 2023.

Realized and unrealized gains on derivative instruments. Realized and unrealized gains on derivative instruments were $0.4 million for the year ended December 31, 2023, compared to a gain of $4.8 million for the year ended December 31, 2022.

In March 2020, Teekay Tankers entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which swap agreement was scheduled to mature in December 2024. In June 2023, Teekay Tankers terminated the interest rate swap agreement. Teekay Tankers realized a gain under the swap agreement of $4.2 million during the year ended December 31, 2023, compared to $0.5 million during the prior year, primarily due to the termination of the interest rate swap agreement in 2023 and a higher average benchmark interest rates for the year ended December 31, 2023.

Teekay Tankers recognized unrealized losses of $3.7 million during the year ended December 31, 2023, compared to an unrealized gain $3.2 million during the prior year under the interest rate swap agreement, primarily due to the termination of the interest rate swap agreement in 2023.

From time to time, Teekay Tankers uses forward freight agreements (or FFAs) to increase or decrease its exposure to spot tanker rates, within defined limits. Teekay Tankers recognized a realized gain of $1.5 million during the year ended December 31, 2022, under the FFAs.

Teekay Parent recognized no gains or losses from foreign currency forward contracts in 2023, compared to realized losses of $0.4 million in 2022.

Loss on bond repurchases. Losses on bond repurchases of $12.7 million for the year ended December 31, 2022, related to the redemption in full of Teekay Parent's 2022 Notes in January 2022 and the repurchase of a majority of Teekay Parent's Convertible Notes (see "Item 18 – Financial Statements: Note 7 – Long-Term Debt" for further details).

Other - net. Other expense was $2.1 million for the year ended December 31, 2023, compared to other income of $4.8 million for the year ended December 31, 2022. The year-to-year change was due to a non-cash loss on disposal of Teekay Parent's defined benefit pension plans in Australia during the year ended December 31, 2023, premiums paid by Teekay Tankers during 2023 related to the repurchase of 19 tankers which were previously under sale-leaseback arrangements, net reductions in the asset retirement obligation (or ARO) liability related to the Petrojarl Foinaven FPSO unit recognized during the year ended December 31, 2022, and lower foreign exchange gains during 2023, partially offset by an amount recognized in relation to the resolution of a legal claim during 2023 and a payment made in relation to the settlement of a legal claim during 2022.

Income tax expense. Income tax expense was $12.2 million in 2023 compared to $1.4 million in 2022. The increase was primarily due to changes in vessel trading activities and higher gross revenues and net income in the year ended December 31, 2023, as well as lower tax recoveries during 2023 related to the expiry of the limitation period in certain jurisdictions and higher taxes during 2023 due to prior year tax adjustments, partially offset by the net change resulting from the reversal of certain freight tax liabilities during 2023 and 2022 based on an assessment of Teekay Tankers' tax position for a jurisdiction.

Operating Results - Teekay Gas Business

As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.

The following table compares the Teekay Gas Business’ operating results for its vessels for 2023 and 2022:

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022
Revenues	—	25,083
Voyage expenses	—	(853)
Vessel operating expenses	—	(5,937)
Time-charter hire expenses	—	(845)
Depreciation and amortization	—	—
General and administrative expenses (1)	—	(781)
Restructuring charges	—	—
Income from vessel operations	—	16,667
Interest expense	—	(4,287)
Interest income	—	188
Realized and unrealized gains on non-designated derivative instruments	—	3,675
Equity income	—	17,881
Foreign exchange gain	—	4,286
Other - net	—	9
Loss on deconsolidation of the Teekay Gas Business	—	(58,684)
(Loss) income from discontinued operations before income taxes	—	(20,265)
Income tax expense	—	(11)
(Loss) income from discontinued operations	—	(20,276)
(1)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Seapeak and the costs associated with functions that were fully-dedicated to providing services to Seapeak and certain of its joint ventures. As such, Seapeak’s share of the costs incurred by the corporate units in Teekay Parent is not included in the discontinued operations results.

Results from the Teekay Gas Business decreased in the year ended December 31, 2022, compared to the same period in prior year, as a result of the sale of the Teekay Gas Business on January 13, 2022, as well as a loss on deconsolidation recognized during the three months ended March 31, 2022. Included in the net (income) loss attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss) was $84.8 million of Deferred Dropdown Gains as described in "Item 1 - Financial Statements: Note 21 - Deconsolidation of Teekay Gas Business and Discontinued Operations". Together the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, resulted in a net gain of $26.2 million during 2022 that was recognized in the net income attributable to our shareholders on sale of the Teekay Gas Business.

Year Ended December 31, 2022 versus Year Ended December 31, 2021

For a discussion of our operating results for the year ended December 31, 2022 compared with the year ended December 31, 2021, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2022.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, from providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at December 31, 2023, Teekay Parent had no remaining debt securities outstanding, as described in "Item 18 – Financial Statements: Note 7 – Long-Term Debt".

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements, and the payment of remaining recycling costs associated with the Petrojarl Foinaven FPSO unit, which was disposed of in 2022. As at December 31, 2023, Teekay Parent held $287.4 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors authorized the repurchase of up to $30 million of Teekay common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the year ended December 31, 2023, Teekay Parent repurchased approximately 8.9 million Teekay common shares for $50.7 million, including transaction costs, under these share repurchase programs. As at December 31, 2023, the total remaining share repurchase authorization was $19.2 million.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022.

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

Teekay Tankers' primary sources of cash are long-term bank borrowings, lease or equity financings, and to a lesser extent, the proceeds from the sales of its older vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 18 – Financial Statements: Note 8 – Leases" and its 2023 Revolver is described in "Item 18 – Financial Statements: Note 7 – Long-Term Debt" of this report. Teekay Tankers' 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets.

Teekay Tankers' 2023 Revolver and obligations related to finance leases require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 7 – Long-Term Debt" and in "Item 18 – Financial Statements: Note 8 – Leases" included in this Annual Report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect Teekay Tankers' short-term liquidity requirements. As at December 31, 2023, Teekay Tankers was in compliance with all covenants under its revolving credit facility and obligations related to finance leases.

Teekay Tankers' 2023 Revolver and obligations related to finance leases require it to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at December 31, 2023 Teekay Tankers was not committed to any interest rate swap agreements. The extent of Teekay Tankers' exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements, cash dividend payments on Teekay Tankers' common shares, repurchases of Teekay Tankers' common shares under its repurchase program, as well as providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers uses cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2023	2022
Net operating cash flows - continuing operations	633,456	172,288
Net operating cash flows - discontinued operations	—	26,866
Net financing cash flows - continuing operations	(524,050)	(456,948)
Net investing cash flows - continuing operations	54,659	308,980

Operating Cash Flows - Continuing Operations

Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Consolidated net cash flow from operating activities increased to $633.5 million for the year ended December 31, 2023, from $172.3 million for the year ended December 31, 2022. The increase to operating cash flows was primarily due to a $294.9 million increase in income from operations (before depreciation and amortization, and gain on sale of assets). For a further discussion of changes in income from operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations". In addition, there was an increase of $154.0 million in cash flows related to changes in net working capital compared to 2022 (see "Item 18 – Financial Statements: Note 19 - Supplemental Cash Flow Information" for a breakdown of these changes related to Accounts Receivable, Prepaid Expenses & Other, Accounts Payable and Accrued Liabilities & Other). Other changes in cash flow from operating activities include a $31.6 million decrease in net interest expense compared to 2022, partially offset by a $10.5 million decrease in direct financing lease payments received in 2023 compared to 2022, and an increase in asset retirement obligation and dry docking expenditures in 2023 of $4.9 million.

Financing Cash Flows - Continuing Operations

We use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing agreements. Our net proceeds and prepayments of long-term debt, net of issuing costs, were $4.5 million in the year ended December 31, 2023, compared to $614.7 million in 2022, primarily due to the redemption of the 2022 Notes in January 2022, the repurchase and redemption of the Convertible Notes during 2022 and January 2023 and a prepayment on Teekay Tankers' revolving credit facility during the year ended December 31, 2023. In addition, scheduled debt repayments decreased by $35.7 million in 2023 compared to 2022.

During 2023, Teekay Tankers made prepayments of $364.2 million on its obligations related to finance leases, compared to $288.1 million in proceeds received from sale-leaseback transactions in 2022.

During 2023, Teekay Parent repurchased approximately 8.9 million shares of its common stock for $50.7 million, or an average price of $5.69 per share.

During 2023, Teekay Tankers paid dividends to non-controlling interests of $42.7 million.

During 2023, there was a net drawdown of $nil on Teekay Tankers' working capital loan facility (which was voluntarily cancelled in September 2023), compared to net repayments of $25.0 million in 2022.

During 2023, Teekay Parent purchased an additional 0.1 million (2022 - 0.5 million) of Teekay Tankers’ Class A common shares through open market purchases for $4.8 million (2022 - $5.3 million) at an average price of $35.95 (2022 - $10.82) per share.

Investing Cash Flows - Continuing Operations

During 2023, we reduced our short-term investments by $37.4 million, Teekay Tankers received repayments of $3.9 million from its equity-accounted joint venture, Teekay Tankers incurred capital expenditures for vessels and equipment of $10.2 million and Teekay Tankers received proceeds of $23.6 million from the sale of one Aframax / LR2 tanker.

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

Operating Cash Flows - discontinued operations, Financing Cash Flows - discontinued operations and Investing Cash Flows - discontinued operations

Cash provided by operations relating to discontinued operations decreased for the year ended December 31, 2023, compared to 2022, as a result of the sale of the Teekay Gas Business on January 13, 2022.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objectives of Teekay Parent and Teekay Tankers' cash management policies is to preserve capital and seeking to ensure that cash investments can be sold readily and efficiently and provide an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash flows provided by operations and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. Teekay Parent's cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $287.4 million as at December 31, 2023, compared to $339.9 million as at December 31, 2022. This decrease was primarily the result of the repurchase of 8.9 million of Teekay common shares under Teekay's share repurchase program for $50.7 million during the year ended December 31, 2023, the redemption in full of the then outstanding Convertible Notes for total consideration of $21.2 million in January 2023 and the timing of cash used in operating activities, partially offset by the receipt of cash dividends from TNK and changes in working capital.

The following table summarizes Teekay Parent’s contractual obligations as at December 31, 2023, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our liquidity requirements. Teekay Parent anticipates that its liquidity at December 31, 2023, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

(in millions of U.S. Dollars)	Total	2024	2025	2026	2027	2028	Beyond 2028
U.S. Dollar Denominated Obligations
Asset retirement obligations (1)	3.2	3.2	—	—	—	—	—
Total	3.2	3.2	—	—	—	—	—
(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. In August 2022, at the end of the bareboat charter for the unit, Teekay Parent received a lump sum payment of $11.6 million from the charterer, which Teekay Parent expects will cover all of the cost of green recycling the FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. Teekay Tankers' cash management policies have primary objectives of preserving capital and seeking to ensure cash investments can be sold readily and efficiently. A further objective is providing an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 18 – Financial Statements: Note 7 – Long-Term Debt" of this Annual Report.

In May 2023, Teekay Tankers announced a capital allocation plan which continues to prioritize debt repayment and aims to provide sufficient capital for fleet renewal. As part of this plan, Teekay Tankers' Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Pursuant to this dividend policy, Teekay Tankers' Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and also authorized a new share repurchase program for the repurchase of up to $100 million of its outstanding Class A common shares to be utilized at Teekay Tankers' discretion.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $344.1 million during the year ended December 31, 2023, from $343.0 million at December 31, 2022, to $687.1 million at December 31, 2023. The increase during the year ended December 31, 2023, was primarily a result of the following events or changes during the year ended December 31, 2023: $626.1 million of net operating cash inflow, a $321.8 million increase in the borrowing capacity of Teekay Tankers' 2023 Revolver, $23.6 million received from the sale of one Aframax / LR2 tanker, $6.1 million of cash deposits that were released from restricted cash deposits relating to Teekay Tankers' FFAs and obligations related to finance leases and $3.9 million of loan repayments from Teekay Tankers' equity-accounted joint venture; partially offset by $364.2 million of payments for the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers that were previously under sale-leaseback arrangements; an $82.5 million decrease in the borrowing capacity of Teekay Tankers' 2020 Revolver (which facility was voluntarily cancelled in July 2023); an $80.0 million decrease in the borrowing capacity of Teekay Tankers' working capital loan facility (which was voluntarily cancelled in September 2023); $59.5 million of cash dividends paid on Teekay Tankers common shares; $34.1 million of scheduled repayments of obligations related to finance leases; $10.2 million of expenditures for capital upgrades for vessels and equipment; and $4.5 million of debt issuance costs paid in connection with the setup of the 2023 Revolver.

Teekay Tankers anticipates that its liquidity as at December 31, 2023, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

In July 2023, Teekay Tankers cancelled the 2020 Revolver, which was scheduled to mature in December 2024. Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2023. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, its financial condition and the condition of credit markets at such time. In addition, as at December 31, 2023, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 50% of Teekay Tankers fleet is currently aged 15 years and older, and Teekay Tankers may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at December 31, 2023.

(in millions of U.S. Dollars)	Total	2024	2025	2026	2027	2028	Beyond 2028
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1)	140.8	20.9	20.9	20.9	20.9	21.1	36.1
Chartered-in vessels (operating leases) (2)	142.1	66.3	32.9	18.8	11.2	6.3	6.6
Total	282.9	87.2	53.8	39.7	32.1	27.4	42.7
(1)Excludes the effect of the repurchase option notices that Teekay Tankers provided in January 2024 to acquire eight Suezmax tankers pursuant to repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 8 - Leases". The purchase and delivery of these vessels are expected to be completed in March 2024.
(2)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of December 31, 2023.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 17 – Income Tax (Expense) Recovery" of this Annual Report, which could have a significant financial impact on Teekay Tankers' business, which we cannot predict with certainty at this time. In addition, as at December 31, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $20.6 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which we cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, will require Teekay Tankers to acquire allowances related to its greenhouse gas emissions, for which the impact on Teekay Tankers' business is not determinable with certainty at this time. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2023, 2022 and 2021, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2023 would have increased by $7.7 million.
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

Judgments and Uncertainties. For the years ended December 31, 2023, 2022 and 2021, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2022, our depreciation for the year ended December 31, 2023 would have increased by approximately $56.7 million.
Vessel Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future estimated undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is determined based on appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount we would expect to receive if we were to sell the vessel. The appraised values are provided by third parties where available or prepared by us based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2023, which has resulted in the exclusion of the year 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense. Consistent with our methodology in prior years, we have determined that none of our vessels have a market value less than their carrying value as of December 31, 2023. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 – Financial Statements: Note 17 – Income Tax (Expense) Recovery” of this Annual Report. As at December 31, 2023, the total amount of recognized uncertain freight tax liabilities was $47.8 million (December 31, 2022 - $42.5 million). If the uncertainty about these freight tax liabilities is resolved in our favor, we would concurrently reverse these liabilities.
NON-GAAP FINANCIAL MEASURES
EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gain (loss), other income (loss), gain (loss) on sale and (write-down) of assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, credit loss provision adjustments, unrealized gains (losses) on derivative instruments, realized gains (losses) on interest rate swaps, realized gains (losses) on interest rate swap amendments and terminations, write-downs related to equity-accounted investments, and equity income (loss). EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income (loss) from continuing and discontinued operations.

	Year Ended December 31,
	2023	2022	2021
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)	$517,423	$189,360	$(3,368)
Depreciation and amortization	97,551	99,033	106,084
Interest expense, net of interest income	3,881	31,891	68,243
Income tax expense (recovery)	12,162	1,417	(4,963)
EBITDA	631,017	321,701	165,996
(Gain) loss on sale and write-down of assets	(10,360)	(21,863)	92,368
Asset retirement obligation extinguishment gain	—	—	(32,950)
Amortization of in-process revenue contracts and other	—	—	(203)
Unrealized losses (gains) on derivative instruments	3,709	(3,222)	(2,346)
Realized (gains) losses from interest rate swaps	(4,167)	(532)	1,275
Equity (income) loss	(3,432)	(244)	14,107
Other - net	2,140	(4,811)	15,190
Items related to loss on discontinued operations (1)	—	37,941	141,462
Adjusted EBITDA	618,907	341,664	394,899
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

	Years Ended December 31,
(in thousands of U.S. Dollars)	2023	2022
Teekay Tankers - Conventional Tankers Segment
Income from operations	535,910	255,949
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	148,960	150,448
Time-charter hire expenses	70,836	27,374
Depreciation and amortization	97,551	99,033
General and administrative expenses	45,936	41,769
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Restructuring charges	1,248	1,822
Net revenues	890,081	567,507

Item 6.Directors, Senior Management and Employees
Directors and Senior Management

Our directors and senior management as of the date of this Annual Report and their ages as of December 31, 2023 are listed below:

Name	Age	Position
David Schellenberg	60	Chair (1)(2)(3)
Peter Antturi	65	Director
Rudolph Krediet	46	Director (3)
Heidi Locke Simon	56	Director (2)(4)(5)
Alan Semple	64	Director (6)
Kenneth Hvid	55	Director (5), President and Chief Executive Officer
Brody Speers	40	Vice President, Finance & Treasurer
Kevin Mackay	55	President and Chief Executive Officer, Teekay Tankers Ltd.
Frans Lotz	39	General Counsel, Secretary & Privacy Officer
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

Peter Antturi joined the board of Teekay Corporation in 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. He also joined the board of Teekay Tankers Ltd. in June 2021. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (or Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

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

Heidi Locke Simon joined the board of Teekay Corporation in 2017 and currently serves as the Chair of the Compensation and Human Resources Committee. Ms. Locke Simon brings over 25 years of strategic management experience to this role. She also served on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from June 2021 until Stonepeak's acquisition of Seapeak in January 2022, and as a Board Observer with Teekay Corporation from 2016 to 2017. Ms. Locke Simon was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She also served as a director of KQED Public Media from 2008 to 2014. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee, as Board Chair of Reflex Protect, Inc. since 2021, and as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School. She has completed the NACD Directorship Certificate and CERT Certificate in Cyber-Risk Oversight offered by the National Association of Corporate Directors.

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

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of Teekay Corporation in 2019. He has served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its Chair in 2019. He also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from September 2018 to January 2022 and from 2011 to 2015, and was appointed as its Chair in May 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

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

Compensation of Directors and Senior Management

Director Compensation

The aggregate cash fees received by the five non-employee directors listed above under Directors and Senior Management for their service as directors was $522,500. The Chair of the Board of Directors (or the Board) receives an annual cash retainer of $155,000. Each non-employee director (other than the Chair of the Board), who does not also serve on the Teekay Tankers board, receives an annual cash retainer of $90,000. Each non-employee director who serves on both the Teekay Corporation and Teekay Tankers boards, receives an annual cash retainer of $30,000 for services provided to Teekay Corporation. Members of the Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee receive annual cash fees of $10,000. The Chairs of the Audit Committee and Compensation and Human Resources Committee receive annual cash fees of $20,000 and $17,500, respectively. The Chair of the Board does not receive an additional cash retainer for being a member of the Audit Committee or the Compensation and Human Resources Committee or serving as the Chair of the Nominating and Governance Committee.

Each non-employee director also receives a $110,000 annual retainer to be paid by way of a grant of restricted stock or stock options under our 2023 Equity Incentive Plan (or the 2023 Plan). Pursuant to this annual retainer, during 2023, we granted 47,330 shares of restricted stock and 107,925 stock options in June 2023.

The restricted stock awards and stock options granted to directors as described in this section vest on their respective grant dates.

Annual Executive Compensation

The aggregate compensation earned in 2023, excluding equity-based compensation described below, by Teekay’s three executive officers, Kenneth Hvid, Brody Speers and Kevin Mackay (or the Executive Officers), was $4.2 million. This is comprised of base salary ($1.4 million), annual bonus ($2.1 million) and pension and other benefits ($0.7 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.35 Canadian Dollars for each U.S. Dollar for 2023. Teekay’s annual bonus plan considers both company performance and team performance.

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock options and restricted stock units. During June 2023, Teekay granted 134,089 restricted stock units to employees other than the Executive Officers, and also granted 195,646 restricted stock units and 398,654 stock options to the Executive Officers.

All grants in 2023 were made under our 2023 Plan.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Prior Plans). In June 2022, we authorized 5,000,000 additional shares of common stock to be reserved for issuance pursuant to the 2013 Equity Incentive Plan. In March 2023, we adopted the 2023 Equity Incentive Plan (or the 2023 Plan) and suspended our 2013 Plan. We did not increase our share reserve further in connection with the adoption of the 2023 Plan. As at December 31, 2023, we had reserved pursuant to our 2023 Plan, 11,324,227 shares (December 31, 2022 – 11,787,597) of common stock.

During 2023, we granted options to acquire up to 506,579 shares of common stock to eligible employees, Executive Officers and directors in such respective amounts as set forth above. Each option under the respective plans has a 10-year term and vests equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. The outstanding options under the 2023 Plan and Prior Plans as at December 31, 2023 are exercisable at prices ranging from $2.88 to $56.76 per share, with a weighted-average exercise price of $7.27 per share and expire between March 11, 2024 and June 7, 2033.

Starting in 2013, employees who provide services to our publicly-traded subsidiary, Teekay Tankers, received a proportion of their annual equity compensation award under the Teekay Tankers' 2007 Long-Term Incentive Plan (and, from 2023 onwards, under Teekay Tankers' 2023 Long-Term Incentive Plan, which replaced the 2007 Long-Term Incentive Plan), depending on their level of contribution towards the applicable subsidiary. Teekay Tankers granted stock options from 2014 to 2019 to certain senior employees. Stock options vest one-third on each of the first three years and expire ten years after the date of their grant.

Board Practices

Our Board currently consists of six members as listed above under Directors and Senior Management. The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Alan Semple and Kenneth Hvid have terms expiring in 2024, and Messrs. Semple and Hvid intend to stand for re-election at the 2024 annual meeting of shareholders. Directors Peter Antturi and David Schellenberg have terms expiring in 2025. David Schellenberg currently serves as Chair of the Board. Directors Heidi Locke Simon and Rudolph Krediet were elected at the 2023 annual meeting and have terms expiring in 2026.

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

The Board has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website at www.teekay.com.

The NYSE does not require a company like ours, which is a “foreign private issuer”, to have a majority of independent directors on the Board or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board has the following three committees: Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee. The membership of these committees during 2023 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members, other than Mr. Hvid’s membership on the Nominating and Governance Committee, and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors – Teekay Corporation – Governance” from the home page of our website at www.teekay.com. During 2023, the Board held four meetings, and each director attended all Board meetings. The members of the Audit Committee, Compensation and Human Resources Committee and Nominating and Governance Committee attended all committee meetings.

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

Our Nominating and Governance Committee is currently comprised of David Schellenberg (Chair), Kenneth Hvid and Heidi Locke Simon.

The Nominating and Governance Committee:

•identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;
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

Crewing and Staff

As at December 31, 2023, we employed approximately 2,000 seagoing staff serving on our consolidated and equity-accounted vessels managed by us, and approximately 300 shore-based personnel, compared to approximately 2,100 seagoing and 370 shore-based personnel as at December 31, 2022 and 4,150 seagoing and 645 shore-based personnel as at December 31, 2021.

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

Our commitment to training is fundamental to the development of the highest caliber seafarers for our marine operations. Our cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Croatia, India, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet's training continues onboard a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies that have in-house, or affiliate, capabilities from smaller companies that must rely on outside ship managers and crewing agents.

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2024, of our common stock by our directors and Executive Officers as a group, described above under Directors and Senior Management as at the date of this Annual Report. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of April 30, 2024 (60 days after March 1, 2024) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (8 persons) (1)(2)	2,702,256	3.0% (3) (4)
 ____________________________
(1)Includes 1,891,672 shares of common stock subject to stock options exercisable as of April 30, 2024 under our equity incentive plans with a weighted-average exercise price of $6.07 that expire between March 5, 2025 and June 7, 2033. Excludes 1,000,800 shares of common stock subject to stock options that may become exercisable after April 30 2024 under the plans with a weighted average exercise price of $4.05, that expire between June 30, 2032 and June 7, 2033. Also includes 453,790 RSUs that have vested but have not been issued as at March 1, 2024. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”, below.
(2)Each director is expected to hold shares or certain other types of awards of Teekay or Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board or any subsequent increase in the equity retainer. In addition, each executive officer and certain other senior employees are expected to acquire shares of Teekay’s or Teekay Tankers' common stock or certain other types of awards equivalent in value to one to four times their annual base salary (depending on their respective positions). These executive officers and senior employees have to comply with these guidelines within five years after joining Teekay or achieving a position covered by the guidelines.
(3)Based on a total of 91.3 million outstanding shares of our common stock as of March 1, 2024.
(4)Each director and executive officer, save for Kenneth Hvid, our President & Chief Executive Officer, beneficially owns less than 1% of the outstanding shares of common stock. As of March 1, 2024, Mr. Hvid beneficially owned 1,265,332 shares of our common stock, representing approximately 1.4% of our then-outstanding shares of common stock.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2024, of Teekay’s common stock by each person we know to beneficially own more than 5% of the common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2024 (60 days after March 1, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	35.0%
Dimensional Fund Advisors LP (2)	5,084,487	5.6%
 ____________________________
(1)Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based in part on the Schedule 13D/A (Amendment No. 12) filed by Resolute and Path with the SEC on August 3, 2023. Resolute’s beneficial ownership was 35.0% on March 1, 2024, and 32.5% on December 31, 2022. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder” below.
(2)Dimensional Fund Advisors LP has sole dispositive power as to 5,084,487 common shares and has sole voting power as to 4,985,516 of these common shares. This information is based on the Schedule 13G/A filed with the SEC on February 9, 2024.
(3)Based on a total of 91.3 million outstanding shares of our common stock as of March 1, 2024.

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

Relationships with Our Major Shareholder

As of March 1, 2024, Resolute owned approximately 35.0% of our outstanding common stock. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our current directors, Rudolph Krediet, is a partner at Anholt Services (USA), a wholly-owned subsidiary of Kattegat Limited, the parent company of Resolute. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates. In addition, our director Heidi Locke Simon is engaged as a consultant to Kattegat Limited to oversee its investments, including in Teekay Corporation and Teekay Tankers.

Our Directors and Executive Officers

Our directors David Schellenberg, Kenneth Hvid and Peter Antturi also serve as directors of Teekay Tankers, including Mr. Hvid as Chair of Teekay Tankers. Our executive officer Kevin Mackay also serves as the President and Chief Executive Officer of Teekay Tankers.

Because the Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employees of Teekay's subsidiaries, their compensation (other than any awards under the long-term incentive plan of Teekay Tankers) is paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers has agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2023, 2022 and 2021, these reimbursement obligations totaled approximately $2.1 million, $1.7 million and $2.0 million, respectively.

Relationship and Management Agreement with Teekay Tankers

Please see “Item 4C – Information on the Company – Organizational Structure” for information about our ownership interests in Teekay Tankers.

Teekay Tankers’ organizational documents provide that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter-out, charter-in or acquire oil tankers or to acquire tanker businesses.

Management Agreement. In connection with its initial public offering, Teekay Tankers entered into a long-term management agreement with a Teekay subsidiary, which currently is Teekay Services Limited (or the Manager).

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

Under the Management Agreement, Teekay Tankers pays fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During 2023, 2022, and 2021, Teekay Tankers incurred $35.9 million, $32.2 million and $34.6 million, respectively, for all of these services, and during 2023, 2022 and 2021, the Manager paid to the Teekay Tankers subsidiaries with which it subcontracted for certain services, $0.3 million, $0.9 million and $0.7 million, respectively.

The Management Agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ shareholders. Teekay Tankers did not incur any performance fees for 2023, 2022 or 2021.

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

Dividend Policy

From our initial public offering in 1995 until the quarter ended December 31, 2018, we declared and paid a regular cash dividend. Our Board eliminated the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.
In 2018, Teekay Tankers eliminated its regular dividend payments in order to preserve liquidity during the cyclical downturn of the tanker spot market and in November 2019, Teekay Tankers revised its dividend policy to provide that dividend payments would be subject to the discretion of its Board of Directors going forward. In May 2023, Teekay Tankers' Board of Directors approved an updated capital allocation plan under which it declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared and paid for the quarter ended March 31, 2023. In addition, Teekay Tankers' Board of Directors declared and paid a special cash dividend of $1.00 per common share in May 2023. In addition to the foregoing, any future dividends by Teekay Tankers will be paid when, as and if determined by Teekay Tankers' Board of Directors.

The timing and amount of our dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board. Since we primarily are a holding company, our ability to pay dividends on the common stock would depend primarily on the earnings and cash flow of our subsidiaries and distributions from our subsidiaries. Our Board may change our common stock dividends at any time.

Significant Changes

Please read “Item 18 – Financial Statements: Note 22 – Subsequent Events" for descriptions of significant changes that have occurred since December 31, 2023”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development and Results of Operations".
Item 9.The Offer and Listing
Our common stock is traded on the NYSE under the symbol “TK”.
Item 10.Additional Information

Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation, as amended, have been filed as Exhibits 1.1 and 1.2 to our Annual Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009, and are hereby incorporated by reference into this Annual Report. Our Amended and Restated Bylaws have been previously filed as Exhibit 1.1 to our Report on Form 6-K (File No. 1-12874), furnished to the SEC on May 27, 2020, and are hereby incorporated by reference into this Annual Report, as Exhibit 1.3.

The rights, preferences and restrictions attaching to each class of our capital stock are described in Exhibit 2.3 (entitled “Description of Securities Registered Under Section 12 of the Exchange Act”) to this Annual Report on Form 20-F, and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of holders of our capital stock and the conditions governing the manner in which annual and special meetings of shareholders are convened are described in our Amended and Restated Bylaws previously filed as Exhibit 1.1 to our Report on Form 6-K (File No. 1-12874), furnished to the SEC on May 27, 2020, and hereby incorporated by reference into this Annual Report, as Exhibit 1.3.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Material Contracts

The contracts included as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of our credit facilities are included in "Item 18 – Financial Statements: Note 7 – Long-Term Debt".

Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens of the Marshall Islands and otherwise not conducting business or transactions in the Marshall Islands.

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

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we have never been, and we do not expect to be for the 2023 tax year, classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We currently have significant cash assets. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2024 tax year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to anticipated future financial results, or if any other factors that would negatively affect PFIC asset outcomes were to occur, we could be a PFIC in 2024 or in future tax years. In addition, should Teekay Tankers dispose of a certain number of their vessels without immediately replacing those vessels, we expect this would result in a significant risk that we would become a PFIC in the tax year in which these sales occurred. Furthermore, if our ownership of Teekay Tankers or another look-through subsidiary falls below 25% of the equity interests (by value), such as by way of us selling equity interests in any such look-through subsidiary, by way of any such look-through subsidiary issuing new equity and diluting our ownership, or by way of a merger of a look-through subsidiary, based on our current asset portfolio, we expect that we would become a PFIC in the year in which this event occurred. If any of the scenarios set out above were to occur or any other scenario were to occur which resulted in a substantial increase in cash or other passive assets, our PFIC status for any tax year may depend significantly on how, and how quickly, if at all, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers (or another look-through subsidiary), or received from the sale of any of Teekay Tanker’s vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common stock to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or the stock of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that the IRS or a court of law will accept our position or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2024 tax year or any future tax year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. If we were to become a PFIC in 2024, the Electing Holders would be required to include their pro rata share of our ordinary earnings and net taxable capital gain, if any, in their income for their 2024 tax year. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions)
If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our tax year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our tax years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2024. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

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

Non-United States Tax Considerations

Marshall Islands Tax Considerations. Because we and our subsidiaries do not, and do not expect to, and assuming that we and our subsidiaries will not, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuances of shares of our common stock was and is expected to be, and assuming will be, executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on our dividends. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, credit risk associated with the counterparties that hold our cash and cash equivalents and short-term investments, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 9 – Derivative Instruments and Hedging Activities".

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

In some cases, we hedge our near-term foreign currency exposure but this hedging does not exceed three years forward. As at December 31, 2023, we were not committed to any foreign currency forward contracts.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that required us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31,2023 we were not committed to any interest rate swap agreements.

The table below provides information about our financial instruments, including our obligations related to finance leases as at December 31, 2023, that are sensitive to changes in interest rates. For obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The expected contractual maturity date does not reflect potential prepayments of obligations related to finance leases.

			Expected Maturity Date
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars)
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (1) (2) (3)	20.9	20.9	20.9	20.9	21.1	36.1	140.8	(144.0)	8.4%

(1)Rate refers to the weighted-average interest rate for our obligations related to finance leases, including the margin we pay on our variable-rate finance leases which, as of December 31, 2023, was 3.0%.
(2)Interest payments on our obligations related to variable-rate finance leases are based on SOFR.
(3)Excludes the total cost of $137.0 million under the purchase option notices that we provided in January 2024 to acquire eight Suezmax tankers as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 8 - Leases". The purchase and delivery of these vessels are expected to be completed in March 2024.

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

Commodity Price Risk

From time to time, we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at December 31, 2023, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, at times Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of income (loss). As at December 31, 2023, we were not committed to any forward freight agreements.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Vice President, Finance & Treasurer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Vice President, Finance & Treasurer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2023.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2023. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Corporation – Governance” from the home page of our website (www.teekay.com). We also intend to disclose, under “Investors – Teekay Corporation – Governance” in the Investors section of our website, any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2023 and 2022 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2023 and 2022.

Fees (in thousands of U.S. dollars)	2023	2022
Audit Fees (1)	1,596	1,610
Audit-Related Fees (2)	32	30
Total	1,628	1,640
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2023 and 2022 include approximately $904,000 and $830,526, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2023 and 2022.

In fiscal 2023, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries the fees for which represented less than 5% of total audit-related fees for fiscal 2023.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On August 11, 2022 and March 22, 2023, we publicly announced that our Board had separately authorized the repurchase of up to $30 million each of common shares (Plan 1 and Plan 2, respectively). Under these programs, repurchases could be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. As at the date of this Annual Report, we have completed the two $30 million repurchase programs as shown in the table below. All open market repurchases were made in accordance with Rule 10b-18 of the Exchange Act.

On June 9, 2023, we publicly announced that our Board of Directors had authorized a new share repurchase program for the repurchase of up to $25 million of our outstanding common shares. Under the new program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the Exchange Act. As at March 1, 2024, the total remaining share repurchase authorization was $19.1 million.

Plan	Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Approximate dollar value of shares that may yet be purchased under the programs (in US$ millions)
		#	$	#	$
1	January 3 to January 31, 2023	670,897	4.60	670,897	11.6
1	February 1 to February 3, 2023	65,686	4.90	736,583	11.3
1	March 10 to March 30, 2023	1,968,002	5.74	2,704,585	0.0
2	March 30, 2023	14,112	6.04	2,718,697	29.9
2	April 3 to April 28, 2023	1,445,565	5.80	4,164,262	21.5
2	May 1 to May 31, 2023	2,505,697	5.58	6,669,959	7.6
2	June 1 to June 30, 2023	1,001,192	5.87	7,671,151	1.7
2	September 6 to September 14, 2023	282,228	5.94	7,953,379	0.0
3	September 14 to September 25, 2023	303,110	5.90	8,256,489	23.2
3	October 2 to October 5, 2023	199,903	5.88	8,456,392	22.0
3	December 7 to December 18, 2023	428,374	6.69	8,884,766	19.2
		8,884,766	5.69	8,884,766	19.2
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Not applicable.
Item 16K. Cybersecurity
Risk Management and Strategy

We have developed and implemented a cybersecurity program which provides a structured approach to managing our people, processes and technology in connection with identifying, assessing, mitigating, and managing cybersecurity risks. The cybersecurity program is designed to respond to risks related to our information security and our physical assets, including our vessels.

Our cybersecurity program is integrated within our enterprise risk management program (or ERM Program). The ERM Program establishes the commitment, scope, principles, framework and processes for enterprise risk management within the Teekay Group. The ERM Program includes the following key activities: (a) risk identification, (b) risk assessment, (c) risk recording, (d) risk response and action plans, and (e) risk monitoring and reporting. Cybersecurity risks are evaluated alongside other critical business risks under the ERM Program to align cybersecurity efforts with our broader business goals and objectives.

In addition to other components, our cybersecurity program provides for periodic, practical cybersecurity risk assessments using certain industry-recognized best practices and the National Institute of Standards and Technology (or NIST) Cybersecurity Framework (or CSF). The CSF is a voluntary framework of best practices to identify, protect, detect, respond to, and recover from cybersecurity events. These risk assessments, which we prepare with support from third-party consultants and cybersecurity experts, form an important part of our day-to-day, mid-term and long-term cybersecurity risk detection and prevention strategies. Using the results of these assessments, along with other protocols, policies and analyses in our cybersecurity program, we seek to continue to tailor and improve our approach to cybersecurity risk management.

We rely on third-party service providers, with whom we may share data and services, to defend their digital technologies and services against attack. We evaluate potential cybersecurity risks associated with our use of these third-party service providers, and manage any identified risks in conjunction with such parties.

Our cybersecurity program includes our Cyber Incident Response Plan (or Incident Response Plan). The Incident Response Plan provides specific guidance on assessing and handling cyber threats and managing cyber incidents and outlines roles and responsibilities of various parts of the management team, based on the nature and criticality of any cyber events or incidents as determined by our Vice President, Information Technology and Chief Information Officer (or CIO). The Incident Response Plan was developed based on the NIST Computer Security Incident Handling Guide. The Incident Response Plan applies to all Teekay Group offices and vessels, and is overseen by the CIO, supported by a management team in our information technology (or IT) department, which includes a Director, Infrastructure and Cybersecurity (or Cybersecurity Director).

As of the date of this Annual Report, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business strategy, results of operations or financial conditions. Please read “Item 3. Key Information – Risk Factors” in the rest of this Annual Report for additional information about potential risks of cybersecurity attacks or breaches of our IT systems on our business.

Governance

The Board has delegated responsibility for oversight of information systems and security (including cybersecurity) to the Audit Committee, which also supports the Board in overseeing aspects of the Company’s ERM Program. As a matter of course, the Audit Committee is informed of any cybersecurity incidents dealt with under the Incident Response Plan as part of the routine reporting by management to the Audit Committee on matters under its purview. The Audit Committee reviews and discusses with management the Company’s major risk exposures related to information systems and security (including cybersecurity), and the steps management has taken to mitigate, monitor and control any such exposures. The Audit Committee also receives regular briefings from the CIO, who is supported by the Cybersecurity Director, on the Company’s and the Teekay Group’s readiness to deal with any information system security threats and incidents and the effectiveness of our cybersecurity program. The Audit Committee reports to the Board on significant issues that arise with respect to information systems and security (including cybersecurity) affecting the Teekay Group as the committee deems appropriate. Two members of the Audit Committee have completed the CERT Certificate in Cyber-Risk Oversight offered by the National Association of Corporate Directors.

The CIO leads all components of our IT functions. Our CIO has over 15 years of IT experience with the Teekay Group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 12 years of experience in IT and cybersecurity. Prior to joining the Teekay Group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

Our Incident Response Plan also provides a structured process for responding to suspected cybersecurity incidents, including the appropriate reporting and escalation of cybersecurity incidents to senior management. A dedicated, cross-functional team (consisting of the CIO, Cybersecurity Director, and relevant members of the Company’s IT, finance, legal and accounting departments) classifies the issue following an assessment of its severity and business impact. If the assessment group determines that a cybersecurity incident has occurred and the level of severity is such that senior management and/or the incident management team should be involved in managing the response effort, the assessment team then activates the appropriate incident response mechanism. Our incident response team also coordinates with internal and external legal and technical advisors, communication specialists, and other key stakeholders regarding any confirmed material or potentially material cybersecurity incident (including to determine whether public disclosure regarding a cybersecurity incident in our public filings is warranted or required, based on a materiality assessment conducted in conjunction with senior management and legal counsel).

When responding to a potential cybersecurity incident pursuant to the Incident Response Plan, the Vice President, Finance & Treasurer and General Counsel, in consultation with the CIO, determine the timing and extent of the Audit Committee’s specific oversight responsibilities in light of its role in providing general oversight of cybersecurity matters. The Audit Committee will be promptly notified if a cybersecurity incident were to occur and is determined to be material or potentially material by our senior management and incident response team.
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Corporation. (1)
1.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation. (1)
1.3	Amended and Restated Bylaws of Teekay Corporation. (2)
2.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation. (3)
2.2	Specimen of Teekay Corporation Common Stock Certificate. (3)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act. *
4.1	Form of Indemnification Agreement between Teekay and each of its officers and directors. (3)
4.2
Amended and Restated Omnibus Agreement dated as of December 19, 2006, among Teekay Corporation, Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay LNG Operating L.L.C., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP. L.L.C. and Teekay Offshore Operating L.P. (4)

4.3	2013 Equity Incentive Plan. (5)
4.4
Secured Revolving Credit Facility Agreement dated January 28, 2020, between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility. (6)

4.5	Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc. (7)
4.6	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings L.P., Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (8)
4.7	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings L.P. (8)
4.8	Covenant Letter Agreement dated October 4, 2021 between Teekay Corporation and Stonepeak Limestone Holdings L.P. *
4.9	2023 Equity Incentive Plan. (9)
4.10	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch, and various other banks, for a $350.0 million long-term debt facility. (10)
8.1	List of Subsidiaries. *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Vice President, Finance & Treasurer. *
13.1	Teekay Corporation Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Corporation Certification of Brody Speers, Vice President, Finance and Treasurer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Corporation Incentive Compensation Recovery Policy. *
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
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

(4)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(5)Previously filed as exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-187142), filed with the SEC on March 8, 2013, and hereby incorporated by reference to such Registration Statement.
(6)Previously filed as exhibit 4.32 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(7)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 1, 2021, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, and hereby incorporated by reference to such Report.
(9)Previously filed as exhibit 4.9 to the Company's Report on Form 20-F (File No. 1-12874), filed with the SEC on March 31, 2023, and hereby incorporated by the reference to such Report.
(10)Previously filed as exhibit 4.10 to the Company's Report on Form 6-K (File No. 1-12874), filed with the SEC on May 12, 2023, and hereby incorporated by the reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION
By:	/s/ Brody Speers
Brody Speers
Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)
Dated:

March 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders

TEEKAY CORPORATION

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, changes in total equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2024 expressed, an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of Impairment for Vessels and Equipment

As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2023 was $1,234,524 thousand. The Company did not identify any indicators of impairment as of December 31, 2023 for its vessels and equipment.

We identified the assessment of indicators of impairment for vessels and equipment as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of anticipated operating cash flows, including estimated future charter rates and assumptions regarding the intended use of the assets as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion regarding indicators of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s identification and evaluation of indicators of impairment and the determination of estimated future charter rates and assumptions regarding the intended use of the vessels and equipment. We assessed estimated future charter rates by comparing them to historical rates and the rates in third-party industry publications for vessels with similar characteristics, including type and size. We assessed the intended use of the vessels and equipment by examining minutes of Board meetings to evaluate their use taking into account the changes in market conditions and events affecting the Company.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
March 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders

TEEKAY CORPORATION

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 15, 2024

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 21)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Revenues (notes 2 and 13)	1,464,975	1,190,184	682,508
Voyage expenses	(474,371)	(495,604)	(315,113)
Vessel operating expenses	(241,585)	(275,139)	(295,599)
Time-charter hire expenses (note 13)	(70,836)	(27,374)	(15,440)
Depreciation and amortization	(97,551)	(99,033)	(106,084)
General and administrative expenses	(57,590)	(57,552)	(74,387)
Gain on sale and (write-down) of assets (note 14)	10,360	21,863	(92,368)
Asset retirement obligation extinguishment gain (note 6)	—	—	32,950
Restructuring charges (note 15)	(1,677)	(11,579)	(1,820)
Income (loss) from vessel operations	531,725	245,766	(185,353)
Interest expense	(28,009)	(38,580)	(68,412)
Interest income	24,128	6,689	169
Realized and unrealized gains on non-designated derivative instruments (note 9)	449	4,817	467
Equity income (loss) (note 4)	3,432	244	(14,107)
Loss on bond repurchases	—	(12,694)	—
Other - net (note 16)	(2,140)	4,811	(15,190)
Income (loss) from continuing operations before income taxes	529,585	211,053	(282,426)
Income tax (expense) recovery (note 17)	(12,162)	(1,417)	4,963
Income (loss) from continuing operations	517,423	209,636	(277,463)
(Loss) income from discontinued operations (note 21)	—	(20,276)	274,095
Net income (loss)	517,423	189,360	(3,368)
Net (income) loss attributable to non-controlling interests (note 1)	(366,782)	(110,953)	11,174
Net income attributable to the shareholders of Teekay Corporation	150,641	78,407	7,806
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	517,423	209,636	(277,463)
Net (income) loss attributable to non-controlling interests, continuing operations	(366,782)	(172,881)	174,792
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	150,641	36,755	(102,671)
(Loss) income from discontinued operations	—	(20,276)	274,095
Net loss (income) attributable to non-controlling interests, discontinued operations	—	61,928	(163,618)
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	—	41,652	110,477
Net income attributable to the shareholders of Teekay Corporation	150,641	78,407	7,806
Per common share attributable to the shareholders of Teekay Corporation (note 18)
• Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	1.59	0.36	(1.01)
• Basic income from discontinued operations attributable to shareholders of Teekay Corporation	—	0.41	1.08
• Basic income	1.59	0.77	0.08
• Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	1.54	0.35	(1.01)
• Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	0.40	1.08
• Diluted income	1.54	0.76	0.08
Weighted average number of common shares outstanding (note 18)
• Basic	94,484,659	102,119,129	102,148,629
• Diluted	96,644,969	104,415,597	102,148,629
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 21)
(in thousands of U.S. dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Net income (loss)	517,423	189,360	(3,368)
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments - discontinued operations	—	—	29,292
Pension adjustments, net of taxes	20	1,024	1,881
Amounts reclassified from accumulated other comprehensive loss
Realized loss on qualifying cash flow hedging instruments - discontinued operations	—	682	23,559
Realized loss on pension adjustment	1,952	—	—
Other comprehensive income	1,972	1,706	54,732
Comprehensive income	519,395	191,066	51,364
Comprehensive income attributable to non-controlling interests	(366,782)	(111,362)	(20,203)
Comprehensive income attributable to shareholders of Teekay Corporation	152,613	79,704	31,161
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 21)
(in thousands of U.S. dollars)

	As at December 31, 2023 $	As at December 31, 2022 $
ASSETS
Current
Cash and cash equivalents (notes 7 and 19)	480,080	309,857
Short-term investments	172,604	210,000
Restricted cash – current (notes 8, 9 and 19)	691	3,714
Accounts receivable	117,794	140,837
Accrued revenue	70,026	82,923
Bunker and lube oil inventory	53,219	60,832
Asset held for sale (note 14)	11,910	—
Prepaid expenses	15,624	15,442
Total current assets	921,948	823,605
Restricted cash – non-current (notes 8 and 19)	—	3,135
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $440,900 (2022 – $171,800)	929,237	429,987
Vessels related to finance leases, at cost, less accumulated amortization of $92,400 (2022 – $290,000) (note 8)	228,973	823,381
Operating lease right-of-use assets (notes 1 and 8)	76,314	42,894
Total vessels and equipment	1,234,524	1,296,262
Investment in and loan to equity-accounted investment (note 4)	15,731	16,198
Goodwill, intangibles and other non-current assets (notes 5 and 9)	24,435	25,646
Total assets	2,196,638	2,164,846
LIABILITIES AND EQUITY
Current
Accounts payable	33,954	47,371
Accrued liabilities and other (note 6)	82,468	86,971
Current portion of long-term debt (note 7)	—	21,184
Current obligations related to finance leases (note 8)	20,517	60,161
Current portion of operating lease liabilities (notes 1 and 8)	35,882	16,585
Total current liabilities	172,821	232,272
Long-term obligations related to finance leases (note 8)	119,082	472,599
Long-term operating lease liabilities (notes 1 and 8)	40,432	26,858
Other long-term liabilities (note 6)	63,957	63,511
Total liabilities	396,292	795,240
Commitments and contingencies (notes 7, 8, 9 and 20)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 91,006,182 shares outstanding and 92,379,826 shares issued (2022 – 98,318,395 shares outstanding and 102,077,387 shares issued)) (note 11)	945,471	1,022,040
Accumulated deficit	(213,193)	(396,605)
Non-controlling interest	1,068,068	746,143
Accumulated other comprehensive loss (note 1)	—	(1,972)
Total equity	1,800,346	1,369,606
Total liabilities and equity	2,196,638	2,164,846
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 21)
(in thousands of U.S. dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	517,423	189,360	(3,368)
Less: Loss (income) from discontinued operations	—	20,276	(274,095)
Income (loss) from continuing operations	517,423	209,636	(277,463)
Non-cash and non-operating items:
Depreciation and amortization	97,551	99,033	106,084
(Gain) loss on sale and write-down of assets (note 14)	(10,360)	(21,863)	92,368
Asset retirement obligation extinguishment gain (note 6)	—	—	(32,950)
Loss on bond repurchase (note 7)	—	12,694	—
Other	22,503	5,089	33,470
Change in operating assets and liabilities (note 19)	6,339	(132,301)	(63,414)
Net operating cash flow - continuing operations	633,456	172,288	(141,905)
Net operating cash flow - discontinued operations (note 21)	—	26,866	220,021
Net operating cash flow	633,456	199,154	78,116
FINANCING ACTIVITIES
Issuance costs, net of proceeds from issuance of long-term debt	(3,536)	—	221,167
Prepayments of long-term debt	(1,000)	(614,677)	(135,000)
Scheduled repayments of long-term debt and settlement of related swaps (note 7)	(21,184)	(56,914)	(11,229)
Proceeds from short-term debt	50,000	134,000	50,000
Prepayments of short-term debt	(50,000)	(159,000)	(35,000)
Proceeds from financings related to sale-leaseback of vessels, net of issuance costs	—	288,108	140,226
Prepayments of obligations related to finance leases	(364,201)	—	(184,115)
Scheduled repayments of obligations related to finance leases	(34,113)	(50,636)	(23,873)
Sale of Teekay Tankers common shares (note 12)	—	22,809	—
Purchase of Teekay Tankers common shares (note 12)	(4,765)	(5,269)	(4,749)
Distributions from subsidiaries to non-controlling interests	(42,732)	—	—
Repurchase of Teekay Corporation common shares (note 11)	(50,713)	(15,369)	—
Other financing activities	(1,806)	—	(1,046)
Net financing cash flow - continuing operations	(524,050)	(456,948)	16,381
Net financing cash flow - discontinued operations (note 21)	—	—	(242,037)
Net financing cash flow	(524,050)	(456,948)	(225,656)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(10,198)	(15,430)	(21,447)
Maturity (purchase) of short-term investments (note 1)	37,396	(210,000)	—
Proceeds from sale of vessels and equipment (note 14)	23,561	82,621	58,090
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 21)	—	454,789	—
Repayments by (advances to) equity-accounted joint venture	3,900	(3,000)	1,500
Net investing cash flow - continuing operations	54,659	308,980	38,143
Net investing cash flow - discontinued operations (note 21)	—	—	(30,973)
Net investing cash flow	54,659	308,980	7,170
Increase (decrease) in cash, cash equivalents and restricted cash	164,065	51,186	(140,370)
Cash, cash equivalents and restricted cash, beginning of the year	316,706	265,520	405,890
Cash, cash equivalents and restricted cash, end of the year	480,771	316,706	265,520
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income (loss)	—	—	7,806	—	(11,174)	(3,368)
Other comprehensive income	—	—	—	23,355	31,377	54,732
Dividends declared	—	—	—	—	(85,384)	(85,384)
Equity-based compensation (note 11)	462	2,817	—	—	—	2,817
Change in accounting policies (note 1)	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	5,980	18	(7,269)	(1,271)
Balance at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income	—	—	78,407	—	110,953	189,360
Other comprehensive income	—	—	—	1,297	409	1,706
Repurchase of common shares	(3,759)	(35,789)	20,420	—	—	(15,369)
Equity-based compensation (note 11)	506	4,027	—	—	—	4,027
Impact of deconsolidation of Teekay Gas Business (note 21)	—	—	—	22,241	(1,284,890)	(1,262,649)
Changes to non-controlling interest from equity contributions and other	—	—	17,810	—	2,238	20,048
Balance at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	150,641	—	366,782	517,423
Other comprehensive income	—	—	—	1,972	—	1,972
Dividends declared	—	—	—	—	(42,921)	(42,921)
Repurchase of common shares	(8,885)	(84,311)	33,597	—	—	(50,714)
Equity-based compensation (note 11)	1,573	7,742	—	—	—	7,742
Changes to non-controlling interest from equity contributions and other	—	—	(826)	—	(1,936)	(2,762)
Balance at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
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

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries: Teekay Tankers Ltd. (or Teekay Tankers) and, until January 13, 2022 (see below), Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)). As of December 31, 2023, Teekay had no ownership interest in Seapeak (2022 – 0.0%) or Seapeak's general partner. As of December 31, 2023, Teekay owned 28.7% of the capital stock of Teekay Tankers (2022 – 28.5%), including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates this subsidiary. Prior to January 13, 2022 (see below), Teekay maintained control of Teekay LNG Partners by virtue of its 100% ownership interest in the general partner of Teekay LNG Partners, which was a publicly-traded partnership.

Effective on February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands, and changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

On October 4, 2021, Teekay LNG Partners and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company. See Note 21 – Discontinued Operations for further information.

Non-Controlling Interests

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of income (loss) as a deduction from the Company’s net income (loss) to arrive at net income attributable to the shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interest is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay), which is consistent with how dividends and distributions were paid or were payable for these non-wholly-owned subsidiaries. In periods when vessels are sold by Seapeak or Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiaries Seapeak or Teekay Tankers. As reflected in the table below, during 2021, 2022 and 2023, such vessel sales by Teekay Tankers resulted in increases (decreases) in net income (loss) of Teekay Tankers attributable to the non-controlling interest (controlling interest) by ($1.8) million, $10.6 million and $nil, respectively. Upon the sale and deconsolidation of Seapeak on January 13, 2022, $84.8 million, which is the total unrecognized net deferred gains relating to vessels previously sold from Teekay to Seapeak, was recognized as an increase to net income attributable to non-controlling interests for the year ended December 31, 2022.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The total net income (loss) of Teekay’s consolidated partially-owned entities and the attribution of that net income (loss) to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests				Controlling Interest		Net income (loss) of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Earnings (Loss)	Total Non-Controlling Interest	Earnings (Loss)	Total Controlling Interest (Teekay)
Teekay Tankers	—	—	366,909	366,909	146,762	146,762	513,671
Other entities and eliminations	—	—	(127)	(127)
For the Year End December 31, 2023	—	—	366,782	366,782
Seapeak (2)	872	928	(63,728)	(61,928)	100,364	100,364	38,436
Teekay Tankers	—	—	172,857	172,857	56,229	56,229	229,086
Other entities and eliminations	—	—	24	24
For the Year End December 31, 2022	872	928	109,153	110,953
Seapeak (2)	12,900	25,702	125,016	163,618	91,930	91,930	255,548
Teekay Tankers	—	—	(174,787)	(174,787)	(67,585)	(67,585)	(242,372)
Other entities and eliminations	—	—	(5)	(5)
For the Year Ended December 31, 2021	12,900	25,702	(49,776)	(11,174)
(1)Includes earnings attributable to common and preferred shares.
(2)Seapeak forms part of discontinued operations during 2022 and 2021.

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

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other - net in the accompanying consolidated statements of income (loss).

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

The Company does not recognize revenues during days that the vessel is off-hire. When the FPSO contract or time charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases, or other variable consideration, including performance-based metrics such as production tariffs and other operational performance measures, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. In addition, performance-based revenue based on a multi-period performance-based metric that is allocable to non-lease services provided, is estimated and recognized over the performance period to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Revenues from the Company’s vessels performing voyage charters subject to revenue sharing agreements (or RSAs) follow the same revenue recognition policy as voyage charters not subject to RSAs. The difference between the net revenue earned by a vessel of the Company performing voyage charters subject to RSAs and its allocated share of the aggregate net contribution is reflected within voyage expenses. The consolidated balance sheets reflect in accrued revenue the accrued portion of revenues for those voyages that commence prior to the balance sheet date and complete after the balance sheet date. Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses.

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

Short-term investments

The Company makes short-term investments which are comprised of short-term debt securities issued by the United States government and time deposits from financial institutions with a range of maturity dates up to twelve months from the origination date. The short-term debt securities and time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date are classified as short-term investments on the consolidated balance sheets. The Company classifies these investments as held-to-maturity investments, which are carried at amortized cost.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Restricted cash

The Company maintains restricted cash deposits relating to certain forward freight agreements which are presented as current on the consolidated balance sheet (see Note 9). The Company maintains restricted cash deposits as required by the Company's obligations related to certain finance leases which are presented as non-current on the consolidated balance sheet (see Note 8).

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2023, 2022 and 2021 aggregated $71.9 million, $71.9 million, and $78.5 million, respectively. Depreciation includes depreciation of all owned vessels and amortization of vessels accounted for as finance leases.

Generally, the Company dry docks each oil tanker every two and a half years to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2021 to December 31, 2023:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Balance at the beginning of the year	51,474	62,914	67,527
Costs incurred for dry dockings	15,483	15,792	23,042
Dry-dock amortization	(25,245)	(26,666)	(27,123)
Write-down / sales of vessels	(1,139)	(566)	(532)
Balance at the end of the year	40,573	51,474	62,914

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2023, for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

Vessels and equipment that are “held for sale” are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Bunker and lube oil inventory

Bunker and lube oil inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

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

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions, and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income (loss).

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

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other - net within the consolidated statements of income (loss).

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The Company has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (technical operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to technically operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The bareboat charter contracts contain only a lease component.

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

Equity-based compensation

The Company grants stock options, restricted stock units, performance share units and restricted stock awards as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. The fair value is remeasured at the end of each reporting period for those awards that are required to be settled in cash. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

Compensation cost for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The compensation cost of the Company’s equity-based compensation awards is substantially reflected in general and administrative expenses. Awards that are required to be settled in cash are reflected in accrued liabilities in the Company's consolidated balance sheet.

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

	Pension Adjustments Relating to Continuing Operations $	Qualifying Cash Flow Hedging Instruments Related to Discontinued Operations $	Total $
Balance as of December 31, 2020	(4,877)	(44,006)	(48,883)
Other comprehensive loss and other	1,881	21,474	23,355
Changes to non-controlling interest in AOCI from equity contributions	—	18	18
Balance as of December 31, 2021	(2,996)	(22,514)	(25,510)
Other comprehensive income and other	1,024	682	1,706
Impact of deconsolidation of Teekay Gas Business	—	21,832	21,832
Balance as of December 31, 2022	(1,972)	—	(1,972)
Other comprehensive income and other	1,972	—	1,972
Balance as of December 31, 2023	—	—	—

Employee pension plans

The Company has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2023, 2022 and 2021, the amount of cost recognized for the Company’s defined contribution pension plans was $3.2 million, $3.2 million and $6.2 million, respectively.

The Company also had defined benefit pension plans (or the Benefit Plans) covering certain of its employees in Australia. The Company accrued the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets were valued at fair value. The overfunded or underfunded status of the defined benefit pension plans was recognized as assets or liabilities in the consolidated balance sheets. The Company recognized as a component of other comprehensive loss, the gains or losses that arose during a period but that were not recognized as part of net periodic benefit costs. During the year ended December 31, 2023, the Company disposed of its defined benefit pension plans in Australia and recognized a loss of $3.6 million in other - net in the consolidated statements of net income (loss).

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

Accounting pronouncements

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. During December 2022, the FASB issued ASU 2022-06 - Deferral of the Sunset Date of Topic 848, to extend ASU 2020-04 to be effective through December 31, 2024. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06. This update simplified the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. This update also enhanced transparency and improved disclosures for convertible instruments and earnings per share guidance. This update is mandatory beginning January 1, 2022; however, the Company early adopted this update effective January 1, 2021, using the modified retrospective method of transition. The adoption of ASU 2020-06 has impacted the accounting for the Company’s Convertible Senior Notes due January 15, 2023 (or the Convertible Notes) whereby the existing debt and equity components have been recombined into a single component accounted for as a single liability, at its amortized cost.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
On adoption, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million. Adoption of ASU 2020-06 also decreased the Company's interest expense by $3.0 million for the year ended December 31, 2021, and therefore increased income from continuing operations and net income by the same amounts for this period. In addition, the adoption of ASU 2020-06 resulted in the Company having to change from the use of the treasury stock method to the if-converted method to determine the dilutive impact of the Convertible Notes when calculating diluted earnings per share attributable to shareholders of Teekay Corporation. For the year ended December 31, 2021, had the Convertible Notes been dilutive, the change to the if-converted method would have increased the Company's diluted income attributable to shareholders of Teekay Corporation by $6.4 million, increased the denominator of the diluted earnings per share calculation by 9,588,378 shares, and increased the diluted earnings per share attributable to shareholders of Teekay Corporation by $0.08 (see Note 18).

In November 2023, the FASB issued ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:

•Significant to the segment,
•Regularly provided to or easily computed from information regularly provided to the chief operating decision maker (or CODM), and
•Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ending December 31, 2024. The standard is not expected to have a significant impact on the Company’s financial statements.

In December 2023, the FASB issued a new accounting standard ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09) which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
2. Revenues
The Company’s primary source of revenue is chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes three primary forms of contracts, consisting of voyage charter contracts, time charter contracts and contracts for FPSO units. In October 2022, the Company divested its last remaining FPSO unit to a recycling yard. The Company also generates revenue from the management and operation of vessels owned by third parties.

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

Revenue Table
The following tables contain the Company’s total revenue, excluding revenue of the Teekay Gas Business (see Note 21), for the years ended December 31, 2023, 2022 and 2021, by contract type, by segment and by business line within segments.

	Year Ended December 31, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$
Voyage charters	1,321,487	—	1,321,487
Time charters	31,149	—	31,149
Management fees and other	11,816	100,523	112,339
	1,364,452	100,523	1,464,975

	Year Ended December 31, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$
Voyage charters	1,039,262	—	1,039,262
Time charters	14,738	—	14,738
FPSO contracts	—	27,064	27,064
Management fees and other	9,111	100,009	109,120
	1,063,111	127,073	1,190,184

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$
Voyage charters	485,896	—	485,896
Time charters	46,159	2,220	48,379
FPSO contracts	—	47,895	47,895
Management fees and other	10,312	90,026	100,338
	542,367	140,141	682,508

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 21), by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	1,352,636	1,062,738	551,715
Interest income on lease receivables	—	—	293
Variable lease payments – cost reimbursements (1)	—	18,326	30,162
	1,352,636	1,081,064	582,170
Non-lease revenue
Management fees and other income	112,339	109,120	100,338
Total	1,464,975	1,190,184	682,508
(1)Reimbursement for vessel operating expenditures, dry-docking expenditures and decommissioning expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer or decommission an asset or location.

Operating Leases
As at December 31, 2023, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, one of which expired in February 2024 and the other which is scheduled to expire in September 2024. As at December 31, 2023, the future hire payments expected to be received by the Company under time charters then in place were approximately $12.1 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2023, from unexercised option periods of contracts that existed on December 31, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The net carrying amount of the vessels employed on time charter contracts that have been accounted for as operating leases at December 31, 2023, was $38.9 million (2022 – $48.1 million). At December 31, 2023, the cost and accumulated depreciation of such vessels were $51.1 million (2022 – $53.4 million) and $12.2 million (2022 – $5.3 million), respectively.

Contract Liabilities
The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2023 and December 31, 2022, there were contract liabilities of $3.4 million and $1.7 million, respectively. During the years ended December 31, 2023 and December 31, 2022, the Company recognized $1.7 million and $0.9 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods, excluding such amounts of the Teekay Gas Business (see Note 21).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
3. Segment Reporting
On October 4, 2021, Teekay LNG Partners (now known as Seapeak) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company sold to Stonepeak the Teekay Gas Business, which included the Company’s general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners' joint ventures. The Company’s interests in Teekay LNG Partners constituted the Company’s Teekay LNG segment. The Company’s shore-based management operations included in the transactions were included in the Company’s Teekay Parent – Marine Services and Other segment. The segment information below excludes the results of these operations that the Company sold on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. See Note 21 for information on the historical results of these operations and other information about this transaction.

The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders. Starting in 2023, Teekay Parent elected to combine its Offshore Production segment with the Marine Services and Other segment, and presented the comparative figures accordingly.

The following table includes the Company’s revenues and income (loss) from vessel operations by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 21), for the periods presented in these financial statements:

	Revenues			Income (loss) from Vessel Operations (1)
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
	$	$	$	$	$	$
Teekay Tankers - Conventional Tankers	1,364,452	1,063,111	542,367	535,910	255,949	(194,095)
Teekay Parent - Marine Services and Other	100,523	127,073	140,141	(4,185)	(10,183)	8,742
	1,464,975	1,190,184	682,508	531,725	245,766	(185,353)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

No customer accounted for more than 10% of the Company’s consolidated revenues, excluding such amounts of the Company’s discontinued operations (see Note 21), during the periods presented.

The following table includes other income statement items by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 21).

	Depreciation and Amortization			Gain on sale and (Write-down) of assets			Equity income (loss)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	$	$	$	$	$	$	$	$	$
Teekay Tankers - Conventional Tankers	(97,551)	(99,033)	(106,084)	10,360	8,888	(92,368)	3,432	244	(14,107)
Teekay Parent - Marine Services and Other	—	—	—	—	12,975	—	—	—	—
	(97,551)	(99,033)	(106,084)	10,360	21,863	(92,368)	3,432	244	(14,107)

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2023 $	December 31, 2022 $
Teekay Tankers – Conventional Tankers	1,508,243	1,603,142
Teekay Parent – Marine Services and Other	35,840	44,333
Cash and cash equivalents	480,080	309,857
Short-term investments	172,604	210,000
Eliminations	(129)	(2,486)
Consolidated total assets	2,196,638	2,164,846

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table includes capital expenditures by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 21), for the periods presented in these financial statements.

	December 31, 2023 $	December 31, 2022 $
Teekay Tankers – Conventional Tankers	10,198	15,430
4. Equity-accounted Investments
Teekay Tankers has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby Teekay Tankers has a 50% economic interest in the High-Q joint venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party.

As at December 31, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $20.6 million (2022 - $24.4 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by Teekay Tankers.

During the year ended December 31, 2021, Teekay Tankers recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in the value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic. The investment was written down by $11.6 million to its estimated fair value, which was recognized in equity income (loss) in the consolidated statements of income (loss) for the year ended December 31, 2021.

For the year ended December 31, 2023, Teekay Tankers recorded equity income (loss) of $3.4 million (2022 - $0.2 million and 2021 – $(14.1) million), which comprises its share of net income (loss) from the High-Q joint venture, as well as the impairment recognized in 2021.

As at December 31, 2023 and 2022, Teekay Tankers had a total investment in and advances to its equity-accounted joint venture of $15.7 million and $16.2 million, respectively (Note 10).
5. Goodwill and Intangible Assets
The Company's goodwill and intangible assets relate to Teekay Tankers' 2015 acquisition of a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE.

Goodwill
The carrying amount of goodwill was $2.4 million as at December 31, 2023 and 2022. In 2023, 2022 and 2021, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets
The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2023 $	December 31, 2022 $
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.0 million (2022 - cost of $5.7 million, less accumulated amortization of $4.6 million) (1)	658	1,051
	658	1,051
1.The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization expense of intangible assets for the year ended December 31, 2023 was $0.4 million (2022 – $0.4 million, 2021 – $0.5 million). Amortization of intangible assets for the remaining two years following 2023 is expected to be $0.4 million (2024) and $0.3 million (2025).
6. Accrued Liabilities and Other and Other Long-Term Liabilities
The following tables reflect the components of accrued liabilities and other and other long-term liabilities as at the dates indicated:

Accrued Liabilities and Other

	December 31, 2023 $	December 31, 2022 $
Accrued liabilities	73,320	78,301
Deferred revenues - current	3,402	1,650
Office lease liability – current (note 1)	2,527	2,232
Asset retirement obligation - current	3,219	4,788
	82,468	86,971

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Other Long-Term Liabilities

	December 31, 2023 $	December 31, 2022 $
Freight tax provisions (note 17)	47,813	42,477
Asset retirement obligation	—	2,923
Office lease liability – long-term (note 1)	8,764	10,537
Pension liabilities	6,594	6,194
Other	786	1,380
	63,957	63,511

Asset Retirement Obligations

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30, 2022. Upon redelivery, the Company received a lump sum payment from the charterer, which the Company expects will cover the cost of recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling which is expected to be completed in mid-2024. As of December 31, 2023, the Petrojarl Foinaven FPSO unit's estimated ARO relating to recycling costs was $3.2 million.
7. Long-Term Debt
The following table and subsequent information includes the Company’s long-term debt, excluding such amounts of the Teekay Gas Business (see Note 21), as at the dates indicated:

	December 31, 2023 $	December 31, 2022 $
Convertible Senior Notes (5%) due January 2023	—	21,184
Total principal	—	21,184
Less: unamortized discount and debt issuance costs	—	—
Total debt	—	21,184
Less: current portion	—	(21,184)
Long-term portion	—	—

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes were convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represented an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represented a premium of 20% to the concurrent common stock offering price of $9.75 per share. During the year ended December 31, 2022, Teekay Parent repurchased $91.0 million of the aggregate principal amount of the Convertible Notes, which represented approximately 81.1% of the total outstanding as of December 31, 2021. The total consideration of repurchases during the year ended December 31, 2022 was $92.8 million, resulting in a loss of $3.5 million, which is included in loss on bond repurchases on the Company's consolidated statement of income. As at December 31, 2022, the outstanding principal value of the Convertible Notes was $21.2 million, the net carrying amount was $21.2 million and the estimated fair value (Level 2) was $21.2 million. On January 17, 2023, Teekay Parent repaid the remaining principal amount of $21.2 million upon maturity.

In May 2019, Teekay Parent issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the year ended December 31, 2022, Teekay Parent redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's consolidated statement of income during the year ended December 31, 2022.

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5.0% (December 31, 2022 – 5.0%). Thereafter, the Company had no long-term debt outstanding.

In May 2023, Teekay Tankers entered into a new secured revolving credit facility agreement (or the 2023 Revolver), and in July 2023, Teekay Tankers cancelled its previous revolving credit facility (or the 2020 Revolver). As of December 31, 2023, Teekay Tankers had one revolving credit facility, which as at such date, provided for aggregate borrowings of up to $321.8 million (December 31, 2022 - $82.5 million), of which $321.8 million was undrawn (December 31, 2022 - $82.5 million). The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00% (December 31, 2022 - London Inter-Bank Offered Rate (or LIBOR) plus a margin of 2.40%). The total amount available under the 2023 Revolver is scheduled to decrease by $67.8 million (2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). The 2023 Revolver is collateralized by 19 of Teekay Tanker's vessels, together with other related security.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that Teekay Tankers either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tanker's option. As at December 31, 2023, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt and obligations related to finance leases. As at December 31, 2023, Teekay Tankers was in compliance with all covenants in respect of the 2023 Revolver.
8. Leases
Operating leases

The Company charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2023, Teekay Tankers incurred $70.8 million (2022 - $26.5 million) of time-charter hire expenses related to ten (2022 - seven) time-charter-in contracts, of which $41.1 million (2022 - $11.4 million) was allocable to the lease component and $29.7 million (2022 - $15.1 million) was allocable to the non-lease component. The $41.1 million (2022 - $11.4 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2023. Five of Teekay Tankers' time-charter-in contracts include an option to extend the charter for an additional one-year term, and one charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2023, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts were 3.0 years and 6.4%, respectively (2022 - 3.4 years and 6.0%, respectively).

The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2023, the Company incurred $nil (2022 - $0.9 million) of time-charter hire expense related to time-charter-in contracts classified as short-term leases.

During the year ended December 31, 2023, Teekay Tankers chartered in three Aframax / LR2 vessels for periods of 24 months, 36 months and 84 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $56.2 million on the lease commencement dates for these vessels. During the year ended December 31, 2023, Teekay Tankers also exercised its options to extend three existing Aframax / LR2 vessel in-charter contracts for periods of 12 months and one existing lightering support vessel in-charter contract for a period of 18 months, which resulted in Teekay Tankers recognizing right-of-use assets and lease liabilities of $12.6 million and $0.9 million on the option declaration dates for the Aframax / LR2 vessels and lightering support vessel, respectively.

During the year ended December 31, 2022, Teekay Tankers chartered in one Aframax / LR2 vessel and one Suezmax vessel for periods of 24 months and 54 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.9 million and $30.3 million on the lease commencement dates for the Aframax / LR2 vessel and Suezmax vessel, respectively. During the year ended December 31, 2022, Teekay Tankers also agreed to modify two existing lightering support vessel in-charter contracts, which resulted in Teekay Tankers recognizing right-of-use assets and lease liabilities of $2.1 million on the lease modification dates.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
A maturity analysis of the Company’s operating lease liabilities, excluding such amounts related to discontinued operations (see Note 21), from time-charter-in contracts (excluding short-term leases) at December 31, 2023 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2024	39,627	26,713	66,340
2025	20,484	12,370	32,854
2026	11,415	7,400	18,815
2027	6,214	4,933	11,147
2028	3,015	3,250	6,265
Thereafter	3,195	3,443	6,638
Total payments	83,950	58,109	142,059
Less: imputed interest	(7,636)
Carrying value of operating lease liabilities	76,314
Less: current portion	(35,882)
Carrying value of long-term operating lease liabilities	40,432

As at December 31, 2023, the total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $66.3 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028) and $6.6 million (thereafter). As at December 31, 2022, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $53.9 million (2023), $36.0 million (2024), $30.0 million (2025), $18.8 million (2026), $11.2 million (2027), and $12.9 million (thereafter), including two Aframax / LR2 tankers that were delivered to the Company in the first quarter of 2023 and commenced a seven-year time charter-in contract and a three-year time charter-in contract, respectively.

Obligations related to finance leases

	December 31, 2023 $	December 31, 2022 $

Obligations related to finance leases	140,811	536,480
Less: unamortized discount and debt issuance costs	(1,212)	(3,720)
Total obligations related to finance leases	139,599	532,760
Less current portion	(20,517)	(60,161)
Long-term obligations related to finance leases	119,082	472,599

As at December 31, 2023, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to eight of its vessels (excluding nine, six and four vessels which Teekay Tankers repurchased in March 2023, May 2023 and September 2023, respectively, for a total price of $164.3 million, $142.8 million and $57.2 million, respectively, pursuant to repurchase options under the applicable sale-leaseback arrangements).

Under the sale-leaseback arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to nine-year terms ending between 2028 and 2031. Teekay Tankers has the option to repurchase each of the eight vessels starting in March 2024 until the end of their respective lease terms. In January 2024, Teekay Tankers gave notice to exercise its options to acquire the eight vessels for a total cost of $137.0 million pursuant to repurchase options under related sale-leaseback arrangements. Teekay Tankers expects to complete the repurchase and delivery of these eight vessels in March 2024 (see note 22). Upon redelivery of these eight vessels, the vessels will be unencumbered.

The sale-leaseback transactions for the eight sale-leaseback vessels for which repurchase options were exercised in January 2024 have been accounted for, as of December 31, 2023, as failed sales and Teekay Tankers has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to the eight vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2023, these ratios ranged from 232% to 285% (2022 - ranged from 173% to 292%). For the eight bareboat charters, should any of these ratios drop below the required amount, the relevant Lessor may request that Teekay Tankers make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.

The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by two or more agreed upon third parties. As at December 31, 2023, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at December 31, 2023 was 8.4% (December 31, 2022 – 7.2%).

As at December 31, 2023, Teekay Tankers' total remaining commitments related to financial liabilities of these vessels were approximately $181.7 million (December 31, 2022 – $695.2 million), including imputed interest of $40.9 million (December 31, 2022 – $158.7 million), repayable from 2024 through 2031, as indicated below:

Commitments(1)
December 31, 2023
Year	$
2024	31,951
2025	30,170
2026	28,422
2027	26,674
2028	25,064
Thereafter	39,414
(1)Excludes the effect of the repurchase option notices that the Company provided in January 2024 to acquire eight vessels pursuant to repurchase options under related sale-leaseback arrangements which is expected to be completed in March 2024, as described above.
9. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2023, the Company was not committed to any foreign currency forward contracts.

Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains on derivative instruments in the Company's consolidated statements of income (loss). As at December 31, 2023, the Company was not committed to any FFAs.

Interest Rate Risk

From time to time, the Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.

In March 2020, the Company entered into an interest rate swap agreement which was scheduled to mature in December 2024. The Company did not designate for accounting purposes its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's consolidated statement of income for the year ended December 31, 2023. As at December 31, 2023, the Company was not committed to any interest rate swap agreements.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets
	$	$
As at December 31, 2023
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	—	—
	—	—

As at December 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	2,087	1,622
	2,087	1,622

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments, excluding those held by the Teekay Gas Business (see Note 21), in the consolidated statements of income (loss) as follows:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Realized gains (losses) relating to:
Interest rate swap agreement	953	532	(1,275)
Interest rate swap agreement termination	3,215	—	—
Foreign currency forward contracts	—	(421)	(31)
Forward freight agreements	(10)	1,484	(572)
	4,158	1,595	(1,878)
Unrealized (losses) gains relating to:
Interest rate swap agreement	(3,709)	3,160	2,407
Foreign currency forward contracts	—	58	(58)
Forward freight agreements	—	4	(4)
	(3,709)	3,222	2,345
Total realized and unrealized gains on derivative instruments	449	4,817	467

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
10. Fair Value Measurements and Financial Instruments
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

		December 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	480,771	480,771	316,706	316,706
Short-term investments	Level 1	172,604	172,604	210,000	210,000
Derivative instruments (note 9)
Interest rate swap agreements – assets	Level 2	—	—	3,709	3,709
Other
Advances to equity-accounted joint venture – long-term	Level 2	2,880	(1)	6,780	(1)
Long-term debt, including current portion – non-public (note 7)	Level 2	—	—	(21,184)	(21,078)
Obligations related to finance leases, including current portion (note 8)	Level 2	(139,599)	(143,968)	(532,760)	(533,977)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2023 and December 31, 2022, the fair values of the individual components of such aggregate interests were not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
11. Capital Stock
The authorized capital stock of Teekay at December 31, 2023, 2022, and 2021, was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at December 31, 2023, 92,379,826 shares of Common Stock (2022 – 102,077,387) were issued, 91,006,182 (2022 – 98,318,395) were outstanding, 1,373,644 (2022 - 3,758,992) were held in treasury, and no shares of Preferred Stock were issued or outstanding

In August 2022, Teekay's Board of Directors authorized the repurchase of up to $30 million of common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission (or SEC).

During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million common shares for $50.7 million, or an average of $5.69 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of capital stock of $84.3 million and a reduction to accumulated deficit of $33.6 million. As at December 31, 2023, the total remaining share repurchase authorization was $19.2 million.

During the year ended December 31, 2022, Teekay repurchased approximately 3.8 million common shares for $15.3 million, or an average of $4.07 per share pursuant to the prior authorization, which resulted in the Company recording a reduction of book value of capital stock of $35.8 million and a reduction to accumulated deficit of $20.4 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
In June 2022, the Company authorized 5,000,000 additional shares of common stock to be reserved for issuance pursuant to the 2013 Equity Incentive Plan.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay could issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. No shares of common stock were issued under this COP prior to its expiration in January 2024.

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

Equity-based compensation

In March 2013, the Company adopted the 2013 Equity Incentive Plan (or the 2013 Plan) and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan. In March 2023, the Company adopted a 2023 Equity Incentive Plan (or the 2023 Plan and, together with the 2013 Plan, collectively referred to as the Plans) and suspended the Company’s 2013 Plan. As at December 31, 2023, the Company had reserved 11,324,227 (2022 – 11,787,597) shares of Common Stock pursuant to the Plans, for issuance upon the exercise of options or equity awards granted or to be granted.

During the year ended December 31, 2023, the Company granted options under the 2023 Plan to acquire up to 506,579 shares (2022 - 1,489,648) of Common Stock, to certain eligible officers, employees and non-management directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. No stock options were granted by the Company during 2021. All options outstanding as of December 31, 2023, expire between March 11, 2024 and June 7, 2033, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2023, 2022, and 2021, are as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	6,208	6.99	5,449	9.90	5,584	10.02
Granted	507	5.81	1,490	2.88	—	—
Exercised	(1,210)	3.89	(205)	3.98	—	—
Forfeited / expired	(112)	21.70	(526)	26.59	(135)	14.22
Outstanding – end of year	5,393	7.27	6,208	6.99	5,449	9.90
Exercisable – end of year	4,392	8.01	4,952	8.03	4,690	10.86

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2023, 2022 and 2021, are as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	1,255	1.16	759	1.53	2,094	1.97
Granted	507	2.55	1,490	1.16	—	—
Vested	(761)	1.36	(853)	0.65	(1,309)	2.22
Forfeited	—	—	(141)	6.03	(26)	1.73
Outstanding non-vested stock options – end of year	1,001	1.71	1,255	1.16	759	1.53

The weighted average grant date fair value for non-vested options forfeited in 2023 was $nil (2022 – $nil, 2021 – $45.0 thousand).

As of December 31, 2023, there was $nil unrecognized compensation cost related to non-vested stock options granted under the Plans. During the years ended December 31, 2023, 2022, and 2021, the Company recognized $1.6 million, $1.1 million and $1.0 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised was $3.5 million, $0.1 million and $nil, respectively, during the years ended December 31, 2023, 2022, and 2021.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2023, the intrinsic value was $10.5 million for outstanding stock options and $7.4 million for exercisable stock options (2022 – $3.8 million for outstanding stock options and $1.7 million for exercisable stock options). As at December 31, 2023, the weighted-average remaining life of options vested and expected to vest was 5.5 years (2022 – 5.9 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2023 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	2,602	6.9	3.37	1,999	6.5	3.52
$5.00 – $9.99	2,043	4.7	8.17	1,645	3.6	8.75
$10.00 – $19.99	571	2.8	10.18	571	2.8	10.18
$20.00 – $59.99	177	1.1	44.90	177	1.1	44.90
	5,393	5.5	7.27	4,392	4.7	8.01

The weighted-average grant-date fair value of options granted during 2023 was $2.55 (2022 - $1.16). The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted in 2023: expected volatility of 41.27% (2022 - 38.63%); expected life of 5.5 years (2022 - 5.5 years); dividend yield of 0% (2022 - 0%); risk-free interest rate of 3.83% (2022 - 3.01%); and estimated forfeiture rate of 0% (2022 - 6%). The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was based on historical volatility as calculated using historical data from October 4, 2021 (the announcement date of the divestment of the Teekay Gas Business) to the grant date.

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

During 2023, the Company granted 329,735 restricted stock units with a fair value of $1.9 million to certain eligible officers and employees of the Company. During 2023, a total of 651,135 restricted stock units with a market value of $2.0 million vested, and that amount, net of withholding taxes, was paid to grantees by issuing 149,217 shares of common stock, with the issuance of a remaining 354,580 shares deferred. During 2023, an additional 369,672 previously vested and deferred restricted stock units were released, net of withholding taxes, to grantees by issuing 184,498 shares of common stock. During 2022, the Company granted 787,586 restricted stock units with a fair value of $2.3 million to certain of the Company’s employees. During 2022, a total of 631,706 restricted stock units with a market value of $2.2 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 218,671 shares of common stock, with the issuance of a remaining 243,171 shares deferred. During 2021, the Company granted 355,944 restricted stock units with a fair value of $1.4 million, to certain of the Company’s officers and employees. During 2021, a total of 880,320 restricted stock units with a market value of $4.7 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 222,590 shares of common stock. For the year ended December 31, 2023, the Company recorded an expense of $2.7 million (2022 – $2.9 million, 2021 – $2.3 million) related to the restricted stock units.

The Company grants restricted stock awards to certain of the Company's non-management directors. Each restricted stock award is equal in value to one share of the Company’s common stock. Restricted stock awards vest immediately. Upon vesting, the value of the restricted stock units or restricted stock awards are paid to each grantee in the form of shares.

During 2023, the Company granted 47,330 (2022 – 95,485 and 2021 – 149,366) shares as restricted stock awards with a fair value of $0.3 million (2022 – $0.3 million and 2021 – $0.6 million), based on the quoted market price, to the Company’s non-management directors. During 2023, the Company issued 28,398 shares (2022 - 82,396) to restricted stock award grantees with a further 18,932 shares deferred (2022 - 19,097).

During 2021, the Company granted 489,443 performance share units with a fair value of $5.7 million, to certain of the Company’s officers and employees. The performance share units vested in full following closing of the sale of the Teekay Gas Business, which occurred in January 2022. Each performance share unit was equal in value to one common unit of Seapeak. Upon vesting, the value of the performance share units was paid to each grantee in the form of cash.

Equity-based Compensation of Subsidiaries

During 2023, 2022 and 2021, no stock options were granted by Teekay Tankers.

For the year ended December 31, 2023, a total of 8,188 shares (2022 – 16,648 shares, 2021 – 16,772 shares) of Class A common stock were granted to Teekay Tankers' non-management directors as part of their annual compensation with an aggregate value of $0.3 million, (2022 - $0.3 million, 2021 - $0.3 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Teekay Tankers grants equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Tankers. During 2023, 2022 and 2021, Teekay Tankers granted restricted stock units with respect to 63,699, 104,185 and 109,953 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $2.3 million, $1.9 million, and $1.7 million, respectively, based on Teekay Tankers’ closing unit or stock prices on the grant dates.

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
12. Equity Financing Transactions
In the second quarter of 2023, Teekay purchased 132,479 of Teekay Tankers Class A common shares through open market purchases for $4.8 million at an average price of $35.95 per share.

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

As a result of the share transactions related to Teekay Tankers, the Company recorded decreases to accumulated deficit of $0.5 million, $5.2 million and $5.7 million in 2023, 2022 and 2021, respectively. These amounts represent Teekay's net dilution gains from the Teekay Tankers share transactions.
13. Related Party Transactions
Until the sale of the Teekay Gas Business in January 2022, the Company provided ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters, all of which form part of discontinued operations as at December 31, 2021. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. On October 4, 2021, the Company entered into an agreement to, among other things, sell certain subsidiaries which collectively contain the shore-based management operations for certain of Seapeak’s joint ventures (see Note 21). This sale closed on January 13, 2022. Following this sale, the Company no longer provides ship management and corporate services to joint ventures of Seapeak. The Company earned $82.8 million for the year ended December 31, 2021 of fees pursuant to these management agreements and reimbursement of costs. Such amounts for 2021 are recorded in income (loss) from discontinued operations (see Note 21) in the consolidated statement of loss.

In September 2018, Teekay LNG Partners entered into an agreement with its 52%-owned joint venture with Marubeni Corporation to charter in one of the joint venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the period from January 1, 2022 to January 13, 2022 were $0.8 million (for the year ended December 31, 2021 - $23.5 million), and such amounts are recorded in (loss) income from discontinued operations (see Note 21) in the consolidated statements of income (loss).
14. Gain on Sale and (Write-down) of Assets
During the year ended December 31, 2023, Teekay Tankers completed the sale of one Aframax / LR2 tanker for $23.0 million with a gain on sale of $10.4 million.

During the year ended December 31, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO for a net price of $13.0 million. The FPSO unit's book value had previously been written down to $nil.

During the year ended December 31, 2022, Teekay Tankers completed the sales of three Aframax / LR2 tankers and one Suezmax tanker for a total price of $68.4 million, with an aggregate gain on sales of $9.4 million. During the year ended December 31, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.

During the year ended December 31, 2021, Teekay Tankers completed the sale of four Aframax / LR2 tankers for a total price of $56.7 million, with an aggregate loss on sales of $2.1 million related to two of these vessels. In addition, the Company's consolidated statement of loss for the year ended December 31, 2021, includes write-downs of $4.6 million related to two vessels, which were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021, one of which was written down to its agreed sales price less selling costs and the other was written-down to its estimated sales price less estimated selling costs.

During the year ended December 31, 2021, the carrying values of three Suezmax tankers and four Aframax / LR2 tankers were written down to their estimated fair values, using appraised values provided by third parties. The write-downs were primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which was impacted by the COVID-19 pandemic. The Company's consolidated statement of loss for the year ended December 31, 2021, includes write-downs totaling $85.0 million related to these vessels.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
During the years ended December 31, 2022 and 2021, the Company recorded write-downs of $1.1 million and $0.7 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
15. Restructuring Charges
During 2023, the Company recorded restructuring charges of $1.7 million (2022 – $11.6 million, 2021 – $1.8 million).

The restructuring charges in 2023 primarily related to organizational changes made to the Company's commercial and technical operations teams.

The restructuring charges in 2022 primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems following the sale of the Teekay Gas Business, and costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit. For the year ended December 31, 2022, $2.6 million of the costs were recovered from Seapeak and were recorded as part of revenues on the consolidated statement of income (loss).

The restructuring charges in 2021 primarily related to costs associated with the termination of contract for the Sevan Hummingbird FPSO unit.

At December 31, 2023 and 2022, $0.7 million and $3.0 million, respectively, of restructuring liabilities were included in accrued liabilities on the consolidated balance sheets.
16. Other - net

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Asset retirement obligation decrease (increase) (1)	884	638	(8,394)
Credit loss provision (2)	—	2,604	(2,490)
Foreign exchange gain (loss)	1,431	2,995	(2,414)
Loss on disposal of defined benefit pension plan	(3,619)	—	—
Miscellaneous loss	(836)	(1,426)	(1,892)
Other - net	(2,140)	4,811	(15,190)
(1)Net ARO expense reflecting the changes in estimates and the accretion of the present value of ARO liabilities relating to Petrojarl Foinaven FPSO and Petrojarl Banff FPSO units (see Notes 1 and 6).
(2)Unrealized credit loss provision related to the Petrojarl Foinaven FPSO unit sales-type lease.
17. Income Tax (Expense) Recovery
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are incorporated because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian, U.K. and Canadian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	December 31, 2023 $	December 31, 2022 $
Deferred tax assets:
Vessels and equipment	437	21,837
Tax losses carried forward and disallowed finance costs (1)	115,564	98,558
Other	7,166	5,094
Total deferred tax assets	123,167	125,489
Deferred tax liabilities:
Vessels and equipment	32	369
Provisions	87	—
Other	76	407
Total deferred tax liabilities	195	776
Net deferred tax assets	122,972	124,713
Valuation allowance	(120,810)	(123,461)
Net deferred tax assets	2,162	1,252

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
(1)Substantially all of the Company's estimated net operating loss carryforwards of $470.0 million as at December 31, 2023, relate to its U.K. and Norwegian subsidiaries. The Company had estimated disallowed finance costs in Norway of approximately $12.6 million at December 31, 2023, which are available 10 years from the year the costs are incurred for offset against future taxable income in Norway.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax (expense) recovery are as follows:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Current	(13,386)	(532)	4,082
Deferred	1,224	(885)	881
Income tax (expense) recovery	(12,162)	(1,417)	4,963

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

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Net income (loss) before taxes	529,585	211,053	(282,426)
Net income (loss) not subject to taxes	508,201	204,462	(336,040)
Net income subject to taxes	21,384	6,591	53,614
At applicable statutory tax rates	4,411	2,234	12,476
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	7,422	(702)	(13,870)
Other	329	(115)	(3,569)
Tax expense (recovery) related to the year	12,162	1,417	(4,963)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company’s consolidated balance sheets:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Balance as at January 1	42,477	46,956	51,562
Increases for positions related to the current year	9,708	5,820	3,749
Increases for positions related to prior years	7,394	2,983	4,801
Decreases for positions related to prior years	(4,798)	(964)	—
Decreases related to statute of limitations	(5,430)	(8,972)	(12,753)
Foreign exchange (gain) loss	(1,538)	(3,346)	(403)
Balance as at December 31	47,813	42,477	46,956

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.

Interest and penalties related to freight taxes during the years ended December 31, 2023, 2022 and 2021 are included in the table, and were approximately $6.2 million, $3.8 million and $6.2 million, respectively. As at December 31, 2023, 2022 and 2021, total interest and penalties recognized were $24.1 million, $22.3 million and $26.7 million, respectively.

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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
18. Net Income (Loss) Per Share

	Year Ended December 31,
	2023 $	2022 $	2021 $
Net income (loss) attributable to the shareholders of Teekay:
- Continuing operations - basic and diluted	150,641	36,755	(102,671)
- Discontinued operations - basic and diluted	—	41,652	110,477
	150,641	78,407	7,806
Increase in net earnings for interest expense recognized during the period relating to Convertible notes	—	1,675	—
Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(1,754)	(743)	—
Accretion add back due to if-converted method adoption	—	143	—
Net income attributable to the shareholders of Teekay - Diluted	148,887	79,482	7,806

Weighted average number of common shares (1)	94,484,659	102,119,129	102,148,629
Dilutive effect of Convertible Notes	—	1,810,599	—
Dilutive effect of equity-based awards	2,160,310	485,869	—
Common stock and common stock equivalents	96,644,969	104,415,597	102,148,629

Net income (loss) per common share
- Continuing operations - basic	1.59	0.36	(1.01)
- Discontinued operations - basic	—	0.41	1.08
- Basic	1.59	0.77	0.08

- Continuing operations - diluted	1.54	0.35	(1.01)
- Discontinued operations - diluted	—	0.40	1.08
- Diluted	1.54	0.76	0.08
(1) Includes 809,997 shares of common stock related to non-forfeitable equity-based awards for the year ended December 31, 2023.

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the years ended December 31, 2023, 2022 and 2021, 2.3 million, 5.1 million and 5.6 million shares, respectively, of Common Stock from equity-based awards were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
19. Supplemental Cash Flow Information
a)Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Cash and cash equivalents	480,080	309,857	108,977
Restricted cash – current	691	3,714	2,227
Restricted cash – non-current	—	3,135	3,135
Current assets - discontinued operations - cash	—	—	101,190
Current assets - discontinued operations - restricted cash	—	—	11,888
Non-current assets - discontinued operations - restricted cash	—	—	38,103
	480,771	316,706	265,520

The Company also maintains restricted cash deposits as required by the Company's obligations related to finance leases (see Note 8).

b)The changes in operating assets and liabilities, excluding changes related to the Teekay Gas Business (see Note 21), for the years ended December 31, 2023, 2022 and 2021, are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31,
	2023	2022	2021
	$	$	$
Accounts receivable	23,043	(80,886)	83,460
Prepaid expenses and other	19,442	(49,556)	4,016
Accounts payable	(13,417)	6,291	(77,972)
Accrued liabilities and other	(2,647)	(3,441)	(44,525)
Receipts from direct financing and sales-type leases	—	10,489	—
Asset retirement obligation expenditures	(3,852)	(775)	(1,419)
Expenditures for dry docking	(16,230)	(14,423)	(26,974)
	6,339	(132,301)	(63,414)

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2023, 2022 and 2021, totaled $25.1 million, $38.7 million and $64.5 million, respectively.

d)Cash income tax paid during the years ended December 31, 2023, 2022 and 2021, totaled $5.7 million, $0.7 million and $1.1 million, respectively.

e)During the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $68.5 million, $42.9 million and $16.4 million, respectively.

f)In March 2021, the charter contracts relating to the Suksan Salamander FSO unit were novated to Altera Infrastructure L.P. (or Altera), and the in-charter contract relating to the unit was terminated at the same time. This contract termination resulted in the Company derecognizing the associated right-of-use asset and liability of $29.7 million and $29.5 million, respectively.
20. Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had $517.4 million of consolidated net income from continuing operations and $633.5 million of consolidated cash flows from operating activities related to continuing operations during the year ended December 31, 2023, and had a consolidated working capital surplus of $749.1 million as at December 31, 2023. This working capital surplus included $172.6 million of short-term investments.

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

21. Discontinued Operations
On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022 and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

Upon closing, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the consolidated statement of income for the year ended December 31, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sales of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to their being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statement of income). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statement of income) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income (loss) in these consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) called "income from discontinued operations". Revenues and expenses of the Teekay Gas Business have been determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. In preparation for the sale of the Teekay Gas Business, the Company completed an internal reorganization of the shore-based management operations for Seapeak and certain of Seapeak's joint ventures. Certain of the Company's subsidiaries were then transferred to Seapeak as part of the sale of the Teekay Gas Business. A substantial majority of the Company’s Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof.

The following table contains the major components of (loss) income from discontinued operations of the Teekay Gas Business for the periods presented:

	Year Ended December 31,
	2023 $	2022 (1) $	2021 $
Revenues	—	25,083	680,589
Voyage expenses	—	(853)	(28,190)
Vessel operating expenses	—	(5,937)	(200,917)
Time-charter hire expenses	—	(845)	(23,487)
Depreciation and amortization	—	—	(130,810)
General and administrative expenses	—	(781)	(24,196)
Restructuring charges	—	—	(3,223)
Income from vessel operations	—	16,667	269,766
Interest expense	—	(4,287)	(122,561)
Interest income	—	188	5,945
Realized and unrealized gains on non-designated derivative instruments	—	3,675	8,524
Equity income	—	17,881	115,399
Foreign exchange gain	—	4,286	7,344
Other income (loss)	—	9	(3,566)
Loss on deconsolidation of the Teekay Gas Business (2)	—	(58,684)	—
(Loss) income from discontinued operations before income taxes	—	(20,265)	280,851
Income tax expense	—	(11)	(6,756)
(Loss) income from discontinued operations	—	(20,276)	274,095
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

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
22. Subsequent Events
a.In January 2024, Teekay Tankers gave notice to exercise its options to acquire eight Suezmax vessels for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Teekay Tankers expects to complete the repurchase and delivery of these eight vessels in March 2024. Upon delivery of these eight vessels, the vessels will be unencumbered (see Note 8).
b.In February 2024, Teekay Tankers completed the sale of one Aframax / LR2 vessel for $23.5 million. The vessel and its related bunkers and lube oil inventory were classified as held for sale on Teekay Tankers' consolidated balance sheet as at December 31, 2023.