Form 20-F
period 2024-12-31
TEEKAY CORP LTD
filed 2025-03-14
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-12874
 ____________________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
 ____________________________________
Bermuda
(Jurisdiction of incorporation or organization)
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
Telephone: (441) 298-2530
(Address and telephone number of principal executive offices)

N. Angelique Burgess
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value of $0.001 per share	TK	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
 ____________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
84,059,952 common shares, par value of $0.001 per share.
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐   No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐   No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act:
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

TEEKAY CORPORATION LTD.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report of Teekay Corporation Ltd. on Form 20-F for the year ended December 31, 2024 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation Ltd. and its subsidiaries. References in this Annual Report to "Teekay Tankers" refer to our subsidiary, Teekay Tankers Ltd. (NYSE: TNK). In addition, references in this Annual Report to "Seapeak" refer to Seapeak LLC (NYSE: SEAL), previously known as Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG Partners), which was a subsidiary of Teekay Corporation Ltd. until January 2022. References to the “Teekay Gas Business” refer to the following, prior to their sale by Teekay to Stonepeak Partners L.P. and Seapeak in January 2022: Teekay’s general partner interest in Teekay LNG Partners; all of Teekay LNG Partners’ common units held by Teekay; and certain subsidiaries of Teekay that collectively contained the shore-based management operations of Teekay LNG Partners and certain of its joint ventures.

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
•the dividend policy of our publicly-listed subsidiary, Teekay Tankers, and its ability to pay dividends in future;
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including OPEC supply measures), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization, spot tanker rates, and the demand for lightering;
•anticipated levels of tanker newbuilding orders and deliveries;
•our compliance with, and the effect on our business and operating results of, covenants under credit facilities and other financing agreements;
•the consequences of any future epidemic or pandemic crises;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•our acquisition strategy and the expected benefits of our acquisitions of vessels or businesses;
•our expectation that our U.S. Gulf lightering business will complement our spot trading strategy in the Caribbean to the U.S. Gulf market, allowing us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues;
•our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;
•operating expenses, availability of crew, relationships with labor unions, number of off-hire days, dry docking requirements, internal risk management systems, insurance costs and adequacy of insurance coverage, and expectations as to cost-saving initiatives;
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business;
•our ability to obtain all permits, licenses and certificates material to the conduct of our operations;
•the impact on us and the shipping industry of environmental liabilities and developments, including climate change;
•the impact of any sanctions on our operations and our ongoing compliance with such sanctions;
•the impact of the invasion of Ukraine by Russia and the unfolding war between Israel and Hamas on the economy, our industry, and our business;
•our expectations regarding the potential impact of tariffs;
•the expected impact of the adoption of the "Poseidon Principles" by financial institutions;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•the implementation and impact on us of the OECD’s Pillar Two tax regime;
•our expectations regarding the effect of economic substance regulations in the Marshall Islands and Bermuda and the Marshall Islands' and Bermuda’s future status under those regulations;
•our strategy regarding our ship-to-ship transfer business and the expected ongoing benefits of our ship-to-ship transfer business, including, among others, the ability of the business to provide stable cash flow to help us partially manage the cyclicality of the tanker market;
•our expectations as to the useful vessel lives and the source of capital for any fleet renewal expenditures;
•our customers’ increasing emphasis on environmental and safety concerns;

•the impact of scrutiny and changing expectations from certain investors, lenders, other stakeholders and regulators both in favor of and against environmental, social and governance (or ESG) policies and practices and our ability to meet corporate ESG objectives;
•our expected liquidity combined with anticipated cash generated to be sufficient in meeting our cash requirements for at least a one-year period;
•our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures, and to negotiate extensions or redeployments of existing assets;
•our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;
•the ability of counterparties to our derivative and other contracts to fulfill their contractual obligations;
•the timing of the purchase and delivery of vessels and commencement or termination of charters;
•our position that we are not a passive foreign investment company;
•the expected impact of new accounting guidance or the adoption of new accounting standards;
•our business strategy and other plans and objectives for future operations; and
•our plans for Teekay Parent, which excludes our interests in Teekay Tankers and includes Teekay Corporation Ltd. and its remaining subsidiaries, to increase its intrinsic value per share.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in “Item 3 – Key Information – Risk Factors” and other factors detailed from time to time in other reports we file with the United States (or U.S.) Securities and Exchange Commission (or the SEC).

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
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Risk Factors
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industries in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common shares. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our common shares.

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
•Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, injury to crew, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
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

•Governments could requisition our vessels during a period of war or emergency, which may adversely affect our business and results of operations.
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
•Delays in the delivery of and installation of new vessel equipment could result in significant vessel off hire and have adverse impacts on our results of operations.
•Technological innovation could reduce our charter hire income and the value and operational lives of our vessels.
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and other financial obligations we may incur in the future, our ability to obtain new financing, or our operating results.
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
•Teekay Tankers' revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.
•Our ability to repay or refinance debt or future financing obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.
•Many of Teekay Tankers' seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We or Teekay Tankers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate that Teekay Tankers may need to accelerate its fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with International Maritime Organization (or IMO) sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.
•Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.
•We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium- to long-term time charters.
•Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
•Teekay Tankers’ full service lightering (or FSL) operations are subject to specific risks that could lead to accidents, oil spills or property damage.
•Our and many of our customers’ substantial operations outside the U.S. expose us and them to political, governmental and economic instability, as well as tariffs and protectionist policies, which could harm our operations.
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
•Our executive officers and directors and certain executive officers and directors of Teekay Tankers may favor interests of Teekay Tankers above Teekay’s interests.
Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom (or UK), European Union, and Canada, due to our domicile and location of offices.
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs) to countries that are subject to sanctions imposed by the U.S., European Union and the UK could harm our business.
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
•Scrutiny and expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
•Our operations may be subject to economic substance requirements in Bermuda, the Marshall Islands and other offshore jurisdictions, which could impact our business.
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
Risks Related to an Investment in Our Securities
•We are incorporated in Bermuda and, as a result, shareholders may have fewer rights and protections under Bermuda law than under a typical jurisdiction in the U.S.
•Because we are organized under the laws of Bermuda, it may be difficult to enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
•The imposition of taxes, including as a result of any change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.
•We are subject to taxation in Bermuda and changes to Bermuda tax policies may impact our financial position.
•Changes to the UK tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

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
•environmental concerns and regulations; and
•international sanctions.

Key factors that influence demand for tanker capacity include:
•supply of oil and oil products;
•demand for oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;
•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil;
•changes in seaborne and other transportation patterns;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, trade protectionism and other barriers to trade, nationalizations and wars.

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

The Russia-Ukraine war and the consequent sanctions imposed on Russia have significantly increased tanker demand and rates by reshaping global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine and the lifting of those sanctions may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

War, terrorism and geopolitical tensions in the Middle East could have material adverse effects on the tanker industry. Since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation, or expansion of hostilities relating to the Israel-Hamas war could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the current ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand.

Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2024 and 2023, we derived approximately 91% and 93%, respectively, of our consolidated revenues from continuing operations in Teekay Tankers. These revenues earned are primarily from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to load cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt and obligations.

In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

In addition, the impact of changes in the spot tanker market may be further impacted by our tankers participating in RSAs, as an RSA may include vessels of third-party owners that do not perform as well as our vessels. As a result, we may earn less net revenue than we could by operating our vessels independently. For further information about the RSAs, please read "Item 4 – Information on the Company: B. Business Overview – Revenue Sharing Agreements".

Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time. In addition, we may not be able to compete profitably to the extent we seek to expand our business into new geographic regions. New markets may require different skills, knowledge, or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

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

Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, injury to crew, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs if our insurance does not cover them in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.

Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, current or future conflicts in Ukraine, the Middle East, the Red Sea, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition, and ability to raise capital and fund future growth. Hostilities in Ukraine, the Middle East (including the Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, following Russia’s invasion of Ukraine, in addition to sanctions previously announced by several world leaders and nations against Russia further and increased sanctions against these interests, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of the Russia-Ukraine war, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia, and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea, and since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates, and expenses. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking, or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea, and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents off the coast of Somalia and in the Gulf of Guinea. The frequency and severity of unmanned aerial vehicle drone and missile attacks in the southern Red Sea have risen significantly. There has also been an escalation in the Straits of Malacca and Singapore in the number of piracy incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America and the Gulf of Mexico. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Public health threats, including pandemics, epidemics, and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, countries, ports, and organizations, including those where we conduct a large part of our operations, could implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics, and other public health crises may result in a significant decline in global demand for crude oil and refined petroleum products, as was the case during the COVID-19 pandemic. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

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

Economic global or regional downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition, and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth is expected to remain below pre-pandemic average levels during 2025.

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

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022 and approached all-time highs during 2024 on a non-inflation adjusted basis, which could increase the cost to us of any acquisitions. In addition, we may incur additional debt or issue additional equity securities in connection with any acquisitions. Incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder ownership dilution and could increase the aggregate amount of cash required to pay quarterly dividends.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crews and inflation. Inflation has increased significantly on a worldwide basis since mid-2021. While the rate of inflation moderated during 2024, inflationary pressures could re-emerge depending on developments in the global economy. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.

We periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry docked every two and a half years to five years depending on the age of the vessel. Depending on the type of dry docking required, a vessel will incur a number of off-hire days when it will not be in service. During times of favorable market conditions, any increase in the number of required dry dockings in a given timeframe and the lost revenue days arising from this off hire could result in a material loss of earnings.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel off hire and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to coordinate delivery and installation in line with vessel dry dockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of dry-docking days and adversely impact our results of operation.

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

Over time, the value of our vessels may decline, which could adversely affect our existing loans and other financial obligations we may incur in the future, our ability to obtain new financing, or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2024, Teekay Tankers’ revolving credit facility contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility. Teekay Tankers is required to maintain a vessel value to outstanding loan principal balance ratio of 125%. As at December 31, 2024, Teekay Tankers was in compliance with these requirements. However, a decline in the market value of these tankers may result in a default under the credit facility (or any future financing agreements) or may require Teekay Tankers to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If Teekay Tankers is unable to cure any such breach within the prescribed cure period, the lenders could accelerate Teekay Tankers' debt and foreclose on its vessels and other assets pledged as collateral or require an early termination of the credit facility. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

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

The operating and financial restrictions and covenants in our revolving credit facility and in any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our share capital;
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

In addition, our debt agreements require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our debt agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. A default under debt agreements could also result in cross-defaults under other financing agreements and foreclosure on any of our vessels and other assets securing related loans or our need to sell assets or take other actions in order to meet our debt or other financial obligations.

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

Teekay Tankers' revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.

As of December 31, 2024, Teekay Tankers had no outstanding long-term debt and $254.0 million was available to it under its revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in Teekay Tankers’ revolving credit facility. Our level of debt could have important consequences to us, including the following:
•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a portion of our cash flow to make principal and interest payments on our debt and to satisfy any other financial obligations we incur, reducing the funds that would otherwise be available for operations, business opportunities, share repurchases and dividends to our shareholders;
•incurring additional debt or other financial obligations in the future may makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•incurring additional debt or other financial obligations in the future may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and any other financial obligations we incur depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments, or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our ability to repay or refinance debt or future financial obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures, our ability to pay any cash dividends and repurchase shares may be diminished, or our financial leverage may increase, or our shareholders may be diluted.

To fund our existing and future debt or financial obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or our joint venture entity, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, other financial obligations, capital expenditure and other business requirements, we may be forced to take actions such as:
• restructuring our debt or other financial obligations;
• selling additional assets or equity interests in certain assets or our joint venture;
• not paying dividends or repurchasing shares;
• reducing, delaying, or canceling business activities, acquisitions, investments or capital expenditures; or
• seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, financing agreements may restrict our ability to implement some of these measures.

Use of cash from operations for capital purposes will reduce cash available for any future dividends to shareholders. Our ability to obtain bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay any future cash dividends to shareholders, repurchase shares or to operate our businesses as currently conducted. In addition, incurring debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. The sale of certain assets would reduce cash from operations and the cash available for distribution to shareholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 21a – Commitments and Contingencies – Liquidity".

Our expected primary liquidity needs in the next few years are to make scheduled repayments of debt, in addition to paying debt servicing costs, operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, vessel acquisitions, funding our other working capital requirements, providing funding to our equity-accounted joint venture from time to time and dividends on equity and/or repurchases of shares as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, and equity issuances or other sources of financing.

Many of Teekay Tankers' seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect Teekay Tankers' cash flows.

A significant portion of Teekay Tankers' seafarers is employed under collective bargaining agreements. Teekay Tankers may become subject to additional labor agreements in the future. Teekay Tankers may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm Teekay Tankers' operations and could have a material adverse effect on our and Teekay Tankers' business, results of operations and cash flows.

We or Teekay Tankers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.

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

As approximately 60% of Teekay Tankers' fleet is currently aged 15 years and older, we anticipate Teekay Tankers may need to accelerate its fleet renewal in the coming years. Teekay Tankers' ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our consolidated financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our and Teekay Tankers' business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.

As of December 31, 2024, owners of approximately 47% of the worldwide fleet of crude tankers and 19% of the worldwide fleet of product tankers had fitted scrubbers on their vessels. One vessel we own through a 50/50 joint venture currently is fitted with a scrubber. Scrubbers allow a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of oil tankers and lightering support vessels and the transfer of oil is inherently risky. Although we carry hull and machinery (marine and war risks), protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time. Any significant unpaid claims or off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.

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

As of December 31, 2024, no principal amount was outstanding under Teekay Tankers' revolving credit facility, which facility bears interest based on the Secured Overnight Financing Rate (or SOFR), a variable, floating rate. We anticipate, however, that Teekay Tankers will draw funds under its revolving credit facility or enter into additional variable-rate financing obligations in the future. Accordingly, Teekay Tankers may be exposed to the impact of interest rate changes through any borrowings or obligations that require it to make interest or other payments based on floating rates.

To the extent we are exposed to floating interest rates in the future, significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates have increased significantly since 2021. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in mitigating our interest rate risk from our variable rate indebtedness.

Returns on our cash and short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

For further information about our financial instruments as at December 31, 2024 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2024, we had a total of $695.3 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash, cash equivalents or short-term investments for an uncertain period of time, if at all. The collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash, cash equivalents or short-term investments could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates or by the performance of the capital markets or particular companies. For further information about our financial instruments as at December 31, 2024 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium- to long-term time charters.

As of the date of this Annual Report, one of our owned Aframax / LR2 vessels operates under a fixed-rate time-charter contract. To the extent we enter into medium or long-term time charters in the future, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

Teekay Tankers’ U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit its earnings in this market.

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

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations in which oil, refined petroleum products or other cargoes are transferred from one ship to the other. These operations require a high degree of expertise and present a higher risk of collision or spill compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error and weather conditions.

Our and many of our customers' substantial operations outside the U.S. expose us and them to political, governmental and economic instability, as well as tariffs and protectionist policies, which could harm our operations.

Since our operations and the operations of our customers are primarily conducted outside of the U.S, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and/or repurchase shares. For example, the U.S., the European Union, the UK and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the United States and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the United States and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the U.S. and other countries including China, Canada and Mexico, or trade embargoes or other economic sanctions by the U.S. or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries as we are currently seeing in the Red Sea.

The U.S. has proposed legislation aimed at counteracting what it perceives as unfair Chinese maritime practices. As part of this legislation, operators of Chinese-built ships could be charged a fee of up to $1.5 million when calling at a U.S. port, with additional fees for operators that have vessels on order at Chinese shipyards. Given that we currently have Chinese-built vessels in our fleet, this legislation could lead to higher costs and/or may impact our ability to utilize Chinese-built ships on voyages to and from the U.S.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. While no customer accounted for over 10% of our consolidated revenues from continuing operations during 2024, 2023 or 2022, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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
•the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire or we default under the contract;
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

Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Australian Dollar, Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

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

Our general vessel employment strategy includes using a mix of spot and fixed-rate time charters, and we expect to enter into fixed-rate time charters in the future. As of the date of this Annual Report, one of our owned Aframax / LR2 vessels operates under a fixed-rate time-charter contract, which is scheduled to expire in May 2025. If upon its scheduled expiration, or any early termination, we are unable to renew or replace this fixed-rate charter on favorable terms, or if we choose not to renew or replace this fixed-rate charter, we may employ the vessel in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels and operating lease right of use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate the investment in our equity-accounted joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable.

In 2024 and 2022, we recognized asset impairment charges of $1.4 million and $1.1 million, respectively, related to certain operating lease right-of-use assets. There were no impairment charges in 2023.

Teekay’s directors and executive officers and certain directors and executive officers of Teekay Tankers have conflicts of interest, which may permit them to favor interests of Teekay Tankers above Teekay’s interests.

Conflicts of interest may arise between Teekay Tankers and Teekay. As a result of these conflicts, Teekay Tankers may favor its own interests over Teekay’s interests. These conflicts include, among others, the following situations:
•our Chief Executive Officer, Chief Financial Officer and our directors also serve as executive officers or directors of Teekay Tankers. As a result, these individuals have fiduciary duties to manage the business of Teekay Tankers in a manner beneficial to Teekay Tankers. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Tankers and to Teekay are in conflict. The resolution of these conflicts may not always be in Teekay’s best interest; and
•our executive officers are employed by Teekay Tankers’ subsidiaries and they do not spend all their time on matters related to Teekay Parent’s business.

Legal and Regulatory Risks

We are bound to adhere to sanctions from many jurisdictions, including the U.S., UK, European Union, and Canada, due to our domicile and location of offices.

The U.S. has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran, and Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the U.S. and numerous other organizations and nations, notably including the European Union and UK, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the UK, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022, for crude oil and February 2023, for petroleum products, the U.S., European Union and UK in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $60 per barrel for crude oil and $100 per barrel for petroleum products). These Russian sanctions, together with the continuing global reaction to the Russian invasion of Ukraine, may reduce our revenues.

Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the U.S., European Union and the UK could harm our business.

Several years ago, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derived revenue, made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union, and UK, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or UK sanctions, and we intend to maintain our compliance with all U.S., European Union, and UK sanctions.

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

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the Foreign Corrupt Practices Act of 1977 (or the FCPA) of the United States, the Bribery Act 2010 (or the UK Bribery Act), the Criminal Finances Act 2017 (or the CFA) and the Economic Crime and Corporate Transparency Act 2023 (or the ECCTA) of the UK. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees, and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act, the CFA and the ECCTA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact our insurance coverage.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards that continue to limit emissions from ships as they strive to meet their 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

Concern for and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, use of alternate fuels, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions are expected to increase our compliance costs and require additional capital expenditures to reduce vessel emissions and may require changes to our business and could have an adverse impact on our financial condition.

Our business includes transporting oil and oil products. Regulatory changes and public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Regulatory and consumer efforts aimed at combating climate change may intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition, and results of operations. For example, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (or EU ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to/from or within the EU or the EEA (Iceland, Liechtenstein, and Norway) in a given year will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, will require us to pay a financial penalty in relation to certain voyages which call on EU or EEA ports when not using low emission intensity fuels. For further information on EU ETS and FuelEU, please see “Item 4. Information on the Company – B. Business Overview – Regulations” in this Annual Report.

Scrutiny and expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Certain investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not comply with ESG expectations and standards by these investors, lenders or other industry stakeholders, or companies, may lack the support of such third parties.

We may face increasing pressures from such third parties, which are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may determine that it is appropriate to implement more stringent ESG procedures or standards so that our interested existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products.

At the same time, anti-ESG sentiment has been gaining momentum in the U.S. and certain investors, other stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives. Several states in the U.S. and the U.S. government have enacted or proposed policies or executive action restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact an investment in our common shares and have an adverse effect on our business.

As a Bermuda exempted company, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity, and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are placed on a list of non-cooperative jurisdictions for tax purposes. As of December 31, 2024, neither Bermuda nor the Marshall Islands were listed by the European Union on the list of non-cooperative jurisdictions. If Bermuda and/or the Marshall Islands were placed onto the list of non-cooperative jurisdictions and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list, or further economic substance requirements were imposed by Bermuda and/or the Marshall Islands, our business could be harmed.

European Union member states have agreed upon a set of measures, which they can choose to apply against countries on the list of non-cooperative jurisdictions, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. European Union legislation prohibits European Union funds from being channeled or transited through entities in countries on the list of non-cooperative jurisdictions. Other jurisdictions in which we operate could be placed on the list of non-cooperative jurisdictions in the future.

We are a Bermuda exempted company with our headquarters in Bermuda and with some of our subsidiaries that are either organized or registered in Bermuda. Additionally, a majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition, or operating results.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Production of cocaine and various narcotics has risen dramatically in recent years, and the demand for such substances has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine is discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees and associated costs.

Our vessels call on certain ports, such as Brazil, Venezuela and Colombia, where there is a higher risk that smugglers may attempt to hide drugs and other illegal substances and contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with illegal substances or contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, and results of operations.

Information and Technology Risks

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage, disrupt or gain unauthorized access to our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business, and results of operations.

We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

Our business is international in scope, and the efficient operation of our business, including processing, transmitting and storing electronic and financial information and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry-accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent security breaches or cyber-attacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyber-attacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation and increase our costs.

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

Risks Related to an Investment in Our Securities

We are incorporated in Bermuda and, as a result, shareholders may have fewer rights and protections under Bermuda law than under a typical jurisdiction in the U.S.

We are a Bermuda exempted company. Our corporate affairs are governed by our memorandum of continuance, bye-laws and the Companies Act, 1981 of Bermuda (or the Companies Act). The Companies Act does not as clearly establish the rights and fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are organized under the laws of Bermuda, it may be difficult to enforce judgments against us, our directors or our management.

We are organized under the laws of Bermuda, and all of our assets are located outside of the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the U.S. Even if successful in bringing an action of this kind, the laws of Bermuda and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.

Tax Risks

In addition to the following risk factors, you should read "Item 4E – Taxation of the Company", "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" and "Item 10 – Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common shares.

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2025 tax year, because we and our look-through subsidiaries currently have significant cash assets and may maintain or further increase such cash assets, there is a risk that U.S. tax authorities could treat us as a PFIC in 2025 and may treat us as a PFIC in future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the shares or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or cash assets) are considered to be assets that produce passive income. We have significant cash assets, including our cash assets and cash taken into account pursuant to the “look through” rule described above that is held by Teekay and Teekay Tankers, primarily as a result of the sale of the Teekay Gas Business in 2022 and due to the strong tanker market and resulting earnings over the past several years, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2024 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a risk that we could become a PFIC in 2025 and may be a PFIC in future tax years.

In addition, should Teekay Tankers dispose of a certain number of its vessels in 2025 or future tax years for cash without immediately replacing those vessels, we expect that this would further increase the risk that we would become a PFIC in 2025 or such future tax years due to the receipt of cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2025 or future tax years. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value), such as by way of us selling equity interests in Teekay Tankers, by way of Teekay Tankers issuing new equity and diluting our ownership, or by way of a merger of Teekay Tankers, based on our current asset portfolio, we expect that the occurrence of any such event would result in us becoming a PFIC in the year in which any such event occurred.

If any of the scenarios set out above were to occur, or any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets or a significant increase of our cash or other passive assets, our PFIC status for 2025, and any future tax year, will depend significantly upon how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers, or received by Teekay Tankers from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a risk that U.S. tax authorities could treat us as a PFIC in 2025 and may treat us as a PFIC in future years, and there can be no assurance that we will not be a PFIC in 2025 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2025 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined below under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations") held our common shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification".

The imposition of taxes, including as a result of any change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.

We, our subsidiaries or our joint venture are subject to tax in certain jurisdictions in which we, our subsidiaries or our joint venture are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our subsidiaries or our joint venture, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries.

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. A change in tax laws or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational enterprises with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries have agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries.

Qualifying international shipping income is exempt from many aspects of this Pillar Two framework if the exemption requirements are met, which may minimize the tax effect on qualifying shipping companies. Legislatures of certain member states within the European Union, as well as legislatures of multiple countries outside of the European Union, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate have drafted or enacted legislation to implement the OECD’s minimum tax proposal, including the countries of Canada, the UK, Australia, the Netherlands, Norway and Singapore. The application of the Pillar Two rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to evaluate the impact of these rules and assess whether to take any available mitigating actions to reduce the potential impact under the current Pillar Two rules.

Additionally, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our shares may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay were to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay.

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

We are subject to taxation in Bermuda and changes to Bermuda tax policies may impact our financial position.

As a response to the introduction of the OECD Pillar Two framework and the enactment by various countries of the Pillar Two rules, Bermuda enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023, which became operative with respect to the imposition of corporate income tax on January 1, 2025. The Bermuda CIT Act applies only to Bermuda entities that are part of multinational enterprise groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (or Bermuda Constituent Entity Group). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year will be 15% of the net taxable income of the Bermuda Constituent Entity Group as determined in accordance with and subject to the adjustments set out in the Bermuda CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

As a result of the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply to tax years starting on January 1, 2025 to the Teekay and Teekay Tankers Bermuda Constituent Entity Groups on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Bermuda is expected to continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. Future changes to the Bermuda CIT Act could, if applicable to our Bermuda Constituent Entity Groups, have an adverse effect on our Bermuda Constituent Entity Groups’ financial condition and results of operations.

Changes to the UK tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

In November 2024, Teekay Tankers subsidiaries elected jointly as a group to participate in the UK tonnage tax regime and, following the group's admission, is eligible for this regime for an initial eight-year period. At any time during the eight-year eligibility period, the Teekay Tankers tonnage tax group can elect to renew its election to apply the tonnage tax regime for another eight-year period on a rolling basis. The tonnage tax system applies to shipping income, expenses and profits and replaces factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in the UK. However, under the tonnage tax rules, which are part of the normal corporate tax regime in the UK, the taxable income of a qualifying shipping operation such as that of the Teekay Tankers tonnage tax group is instead calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay Tankers tonnage tax group owns, charters, or manages that generate income from shipping activities. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to UK corporation tax in the normal manner (currently at the rate of 25%), such that tonnage tax companies remain UK corporation taxpayers and remain entitled to the benefits of the UK’s double taxation agreements with other countries.

Changes to the UK tax regime applicable to us, or the interpretation thereof, may impact our future operating results. There is no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed, such as, among other things, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent that such changes were to be implemented or we do not continue to meet the applicable qualification requirements, we may be required to pay higher income tax in the UK and this may adversely impact our financial condition and results of operations.
Item 4.Information on the Company
A.History and Development
Teekay Corporation Ltd. (or Teekay) is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s leading owners and operators of mid-sized crude tankers.

The consolidated Teekay entities manage and operate approximately 60 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Our organizational structure can be divided into (a) our controlling interest in Teekay Tankers and (b) Teekay and its remaining subsidiaries (or Teekay Parent).

At March 1, 2025, we have an economic ownership interest of 31.0% in Teekay Tankers and hold 55.1% of the voting power of Teekay Tankers, through our ownership of Teekay Tankers' Class A and Class B common shares. Teekay Tankers includes all of our conventional crude oil and product tankers. Teekay Tankers' conventional tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis. We consider contracts that have an original term of less than one year in duration to be short-term. As of March 1, 2025, one of Teekay Tankers' tankers is on a fixed-rate time-charter contract with an initial duration of at least one year. Teekay Tankers also owns a ship-to-ship (or STS) transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean, and also has direct business operations in Australia through which it provides operational and maintenance marine services to the Australian Government and Australian energy companies. Please read “– B. Business Overview – Our Consolidated Fleet” and “– C. Organizational Structure”.

In addition to Teekay Tankers, we also formed and developed Teekay LNG Partners L.P. (now Seapeak) in connection with our expansion into the liquefied gas shipping sector. We sold our entire interests in Seapeak and related assets to affiliates of Stonepeak Partners L.P. pursuant to the sale of the Teekay Gas Business in January 2022. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information about the sale of the Teekay Gas Business.

Following the sale of the Teekay Gas Business in January 2022 and the maturity of Teekay's convertible senior notes on January 15, 2023 (or the Convertible Notes), Teekay Parent repaid all of its debt and is now debt free. As at December 31, 2024 Teekay Parent has a cash and short-term investments position of approximately $183 million. Teekay Parent no longer has direct interests in any vessels or FPSO units. Please read “– B. Business Overview – Marine Services and Other”.

Teekay has developed extensive industry experience and industry-leading capabilities over its 50-plus-year history, and has increased its financial strength and liquidity following the sale of the Teekay Gas Business in January 2022 as well as the strong tanker market over the past three years. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.

The Teekay organization was founded in 1973. We are a Bermuda exempted company and maintain our principal executive office at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Our telephone number at such address is (441) 298-2530.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com. The information contained on our website is not part of this annual report.

B.Business Overview
Our primary business is to own and operate crude oil tankers, refined product tankers and other marine investments which we achieve through our controlling shareholding in Teekay Tankers.

Subsequent to the sale of the Teekay Gas Business and the disposition and recycling of our FPSO units, we have two primary lines of business: (1) tankers and (2) marine services and our segments are presented on this basis. We allocate capital and assess performance from the perspective of the lines of business.

Please read "Item 18 – Financial Statements: Note 3 – Revenues" for a breakdown of revenue by contract type and "Item 18 – Financial Statements: Note 4 – Segment Reporting" for a breakdown of revenue by segment.

Our Fleet

The following table summarizes Teekay Tankers' owned and chartered-in fleet as at March 1, 2025:

	Owned Vessels (1)	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker / Long Range 2 (or LR2) Product Tanker	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	23	1	24
Aframax Tankers / LR2 Product Tankers	15	4	19
VLCC Tanker (2)	1	—	1
Total Spot Fleet	39	5	44
Total Tanker Fleet	40	5	45
Ship-to-Ship Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	40	8	48
(1)Excludes one 2019-built Aframax / LR2 vessel in respect of which we signed a purchase agreement in February 2025. The vessel is expected to be delivered to us during the second quarter of 2025.
(2)Teekay Tankers owns one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 5 – Investment in and Advances to Equity-Accounted Joint Venture").

The following table provides additional information about Teekay Tankers' owned Suezmax oil tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	157,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Jiaolong Spirit (1)	159,000	2009	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Tianlong Spirit (2)	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	3,624,200
(1) In January 2025, we entered into an agreement to sell the Jiaolong Spirit, which is expected to be delivered to its purchaser during the first quarter of 2025.
(2) In March 2025, we entered into an agreement to sell the Tianlong Spirit, which is expected to be delivered to its purchaser during the second quarter of 2025.

The following table provides additional information about Teekay Tankers' owned Aframax oil tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Garibaldi Spirit	109,000	2009	Spot	—	—
Orchid Spirit	112,800	2021	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Time charter	$49,750	May 2025
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	868,500

The following table provides additional information about Teekay Tankers' owned LR2 product tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Galway Spirit (1)	105,200	2007	Spot	—	—
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,200	2007	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Spot	—	—
Total Capacity	858,900
(1) In March 2025, we entered into an agreement to sell the Galway Spirit, which is expected to be delivered to its purchaser during the first quarter of 2025.

The following table provides additional information about Teekay Tankers' VLCC oil tanker as of March 1, 2025, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—
(1)The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt” for information with respect to major encumbrances against our vessels.

Tankers

The primary business of our Tankers segment, which is operated through Teekay Tankers, is to own and operate crude oil and refined product tankers. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to its core business, Teekay Tankers also provides STS support services, along with its tanker commercial management operations. We believe this improves Teekay Tankers' ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements

Chartering Strategy. Teekay Tankers operates its vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from its vessels based on its outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2024, a total of 40 of our owned vessels, one vessel owned through a 50/50 joint venture and five time chartered-in vessels operated in the spot market through employment on spot voyage charters. The mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. Teekay Tankers also may seek to increase or decrease its exposure to the freight market through the use of forward freight agreements or other financial instruments.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunker fuel. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off-hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel again becomes available for service. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is "off-hire", or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of bunker fuel, unless the customer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

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

Revenue Sharing Agreements

Teekay Tankers and certain third-party vessel owners have entered into RSAs. As of December 31, 2024, 25 owned and chartered-in Suezmax tankers and 20 owned and chartered-in Aframax / LR2 tankers in our fleet, as well as three vessels not in our fleet, owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker fuel consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Teekay Tankers' share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels owned by third-parties, based on its responsibilities in employing the vessels subject to the RSAs on voyage charters or time charters.

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

Teekay Tankers also competes in the LR2 product tanker market. Competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (55,000-84,999 dwt) size vessels, as well as LR2 size vessels that trade in the Aframax market, can compete for many of the same charters for which LR2 tankers compete.

Seaborne transportation of crude oil and refined petroleum products is provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

As of December 31, 2024, Teekay Tankers remains one of three active STS lightering businesses in the USG. Teekay Tankers is one of the two providers in this group that provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. The USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, Teekay Tankers believes that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG.

Export-related crude accounted for around 70% of total USG lightering operations in 2024. Teekay Tankers expects that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand has recovered substantially since 2021 and by 2024 global oil demand had risen back above pre-COVID-19 levels. According to the IEA, global oil demand is expected to increase further in 2025.
The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin. The Russia-Ukraine war has also increased transportation distance for tankers.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2024, the world Aframax crude tanker fleet consisted of 700 vessels, with an additional 48 Aframax crude oil tanker newbuildings on order for delivery through 2028; the world Suezmax crude tanker fleet consisted of 668 vessels, with an additional 106 Suezmax crude oil tanker newbuildings on order for delivery through 2028; and the world LR2 product tanker fleet consisted of 456 vessels, with an additional 180 LR2 product tanker newbuildings on order through 2028. As of December 31, 2024, the average age of the global tanker fleet was 13.7 years, which is the highest since 2002. Currently, delivery of a vessel typically occurs within two to three years of ordering.

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

Marine Services and Other

Marine Services

In December 2024, Teekay Tankers acquired Teekay's Australian operations and all of Teekay Corporation's management services companies not previously owned by Teekay Tankers. As part of the acquisition, Teekay transferred its supplemental retirement defined contribution plan, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations).

As a result of the Acquired Operations transaction, Teekay Tankers has direct business operations in Australia through which it provides various marine services to the Commonwealth of Australia and Australian energy companies.

Teekay has been operating in Australia for over 25 years and we are one of the largest employers of Australian seafarers. We leverage our reputation and operational expertise to further expand our operations in Australia with the consistent delivery of superior customer service. As part of our Australian operations, we provide marine services to the Commonwealth of Australia, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provide crewing services for an FPSO unit in Western Australia and bareboat charter-in a bunker tanker which is time chartered-out to a third party at a rate that is equal to the bareboat cost plus an operational element.

Other

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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs was trialed on board in 2023 and effective January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

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

We, through our subsidiaries, provide technical management services for our owned vessels. We have obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate audits performed by DNV.

In addition to the mandatory internal audits conducted by the FTOs on vessels, an internal review is conducted by our Health, Safety, Environment and Quality (or HSEQ) team before customer audits (Tanker Management Self-Assessment inspections) to ensure that all ship management functions are strictly adhered to.

We conduct Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers three times a year. Additionally, Safety Orientation Seminars are conducted every month for the ratings in Manila and Mumbai to emphasize key messages about safety. A dedicated session is carried out for petty officers once every two months to emphasize the importance of their role in driving safety onboard.

Depending on existing HSEQ trends, various campaigns are run to address the shortcomings that are identified.

We have access, through our subsidiaries, to expertise in various functions critical to our operations and to human resources, financial and other administrative functions. Critical ship management functions include:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•procurement of stores, bunkers and spare parts;
•shipyard supervision;
•insurance;
•management of emergencies and incidents; and
•financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

We operate our vessels under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and ISO 45001:2018 Occupational Health and Safety Management System and the Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV. It has also been separately approved by the Australian flag administration. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed yearly by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of Environmental, Social and Governance considerations and in 2020 set an ESG strategy foundation that will direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. Our sustainability report is available on our website, www.teekay.com. The information contained in our sustainability report and on our website is not part of this Annual Report.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel or facility and the performance of ship-to-ship transfer operations carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer or lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, after two to three years of increasing costs, we believe the cost of protection and indemnity insurance and the underlying reinsurance is generally stabilizing and expect that will continue through 2025, although some insurers continue to implement increased pricing.

In our operations, we use our thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarer competence training program, seafarer workshops and membership in emergency response organizations.

Our management system has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Operations Outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, and offshore oil fields. The escalation of existing or the outbreak of future hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin, Russia or elsewhere as a result of terrorist attacks, Russia's invasion of Ukraine or other actions, or as a result of increasingly protectionist trade policies, may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2024, 2023 or 2022. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies Ltd. (or IACS): DNV, Lloyd’s Register of Shipping, the American Bureau of Shipping, or Bureau Veritas.

The applicable classification society certifies that the vessel’s design and build conform to the applicable class rules and meet the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. To validate this, the vessels are surveyed by the classification society, in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspection scheme supported by our sea staff, shore-based operational and technical specialists and members of our FTO program. We typically carry out regular inspections, which help us to ensure that:
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

As of January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships must utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019.

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2023. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2024 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of June 2025.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.10% sulfur requirements.

As of May 1, 2025, the Mediterranean Sea will effectively become an ECA for sulphur oxides (or SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (or EGCS) ensuring an equivalent SOx emission level.

From July 1, 2024, heavy fuel oil (or HFO) may no longer be used or carried as domestic fuel in bunker tanks when in Arctic waters, with some exceptions.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Vessels were required to meet the discharge standard D-2 by installing an approved BWTS by September 8, 2024. Our fleet complies with the convention. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks were required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on April 5, 2024 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2024 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2025 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender EU allowances for their 2024 CO2 emissions by September 2025. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the EU ETS by 2027.

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
Apart from the EU ETS, the EU also introduced the FuelEU Maritime regulation (or FuelEU) to reduce GHG emissions (CO2, CH4 and N2O). The regulation was adopted in 2023 and applies from January 1, 2025 to ships over 5,000 gross tonnage which use EEA (EU plus Norway and Iceland) ports. To incentivize the use of renewable and low carbon fuels, FuelEU will impose limits on the GHG intensity of fuels used onboard and require certain ship types to have zero-emissions at berth from 2030, with stringent financial penalties for non-compliance.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports were required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2024 The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (or Hong Kong Convention). The Hong Kong Convention is scheduled to enter into force on June 26, 2025.

United States

The U.S., has enacted an extensive regulatory and liability regime for the protection and clean up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers whose vessels trade to the U.S., or its territories or possessions or whose vessels operate in U.S., waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally, and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
•natural resources damages and the related assessment costs;
•real and personal property damages;
•net loss of taxes, royalties, rents, fees and other lost revenues;
•lost profits or impairment of earning capacity due to property or natural resources damage;
•net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
•loss of subsistence use of natural resources.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the U.S., in the future, we expect to obtain guaranties from third-party insurers.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with USCG approved plans. Such response plans must, among other things:
•address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst-case discharge”;
•describe crew training and drills; and
•identify a qualified individual with full authority to implement removal actions.

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

The U.S. Clean Water Act (or Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, under the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S., waters until the USCG and EPA finalizes new regulations, in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another two to three years.

On October 9, 2024, the EPA’s Final Rule – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register. The rule is intended to reduce the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. This rule streamlines the current patchwork of federal, state, and local requirements that apply to the commercial vessel community and better protects U.S. waters.

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

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All vessels entering China inland waterway emission control areas are to use fuel oil with a sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

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

Republic of Korea

The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements have been expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the U.S., entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.

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

The EU has expanded the existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the MRV of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions.

In the U.S., the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the U.S., Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the U.S., or other countries or states where we operate that restrict emissions of GHGs could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Vessel Security

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S.-specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are transiting through the Indian Ocean Region or the Maritime Domain Awareness for Trade - Gulf of Guinea when calling at ports in the West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit through the Indian Ocean keeping a safe distance from Somalia) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels comply with the recommendations of Best Management Practices for West Africa.

C.Organizational Structure
Our organizational structure includes, among others, our interest in Teekay Tankers, which is our publicly-traded subsidiary.

The following chart provides an overview of our organizational structure as at March 1, 2025. Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2025.

(1)Teekay Tankers has two classes of shares: Class A common shares and Class B common shares. Teekay Corporation Ltd. indirectly owns 100% of the Class B common shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation Ltd.’s ownership of Class A and Class B common shares, it holds aggregate voting power of 55.1% as of March 1, 2025.
(2)Teekay Corporation Ltd. indirectly owns 31.0% of Class A and Class B common shares as of March 1, 2025.

In December 2007, we added Teekay Tankers to our structure. Teekay Tankers is a Bermuda exempted company formed by us to own our conventional tanker business. As of March 1, 2025, Teekay Tankers’ fleet included 24 double-hull Suezmax tankers (including one chartered-in vessel), 20 double-hull Aframax/LR tankers (including four chartered-in vessels), and one VLCC, all of which trade either in the spot tanker market or under short- or medium-term, fixed-rate time-charter contracts. Teekay Tankers owns 100% of its fleet, other than a 50% interest in the VLCC and the in-chartered vessels. Prior to October 1, 2018, Teekay provided Teekay Tankers with certain commercial, technical, administrative, and strategic services under a long-term management agreement through a wholly-owned subsidiary. As of October 1, 2018, Teekay Tankers elected to receive commercial and technical management services directly from its wholly-owned subsidiaries. Following Teekay Tankers' purchase from us of certain subsidiaries effective December 31, 2024, Teekay Tankers no longer receives services from Teekay.
D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property. Please read "Item 4B – Information on the Company – Business Overview - Our Fleet" for information about our vessels and “Item 18 – Financial Statements: Note 8 – Long-Term Debt" for information about major encumbrances against our vessels.
E.Taxation of the Company
Bermuda Taxation

Following rounds of consultation with the public and industry stakeholders in August, October and November 2023, the Bermuda government enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023. This legislation became fully operative on January 1, 2025.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Bermuda CIT Act if, with respect to a fiscal year, such group has annual revenue of €750 million (equivalent) or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (a Bermuda Constituent Entity Group).

Where Bermuda corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Bermuda CIT Act (foreign tax credits) or as prescribed by regulation by the Bermuda Minister of Finance (qualified refundable tax credits).

The Bermuda government is expected to develop rules relating to qualified refundable tax credits, to be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it is expected to closely track the manner in which this is implemented around the world.

Following the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to the Teekay and Teekay Tankers Bermuda Constituent Entity Groups on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such profits and/or income. Under the current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Distributions we receive from our wholly-owned subsidiaries are not subject to any Bermuda tax. There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares.

All entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of and do not reside in, maintain offices in or engage in business in Bermuda.

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

We are organized under the laws of Bermuda. The U.S. Treasury Department has recognized Bermuda as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our shares are primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our shares subsequent to the date of this Annual Report will permit us to continue to qualify for the Section 883 exemption.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Gross Income.
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2024 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2024, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $13.1 million. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

Because our subsidiaries do not, and assuming that they will not, conduct business, operations, or transactions in the Marshall Islands, our subsidiaries will not be subject to taxation under the laws of the Marshall Islands, nor do we expect that distributions by our subsidiaries to us will be subject to any taxes under the laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries.

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our and our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 18 – Income Tax Expense".
Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2023 for our discussion and analysis comparing our financial condition and results of operations from 2023 to 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview

Teekay Corporation Ltd. (or Teekay) is a leading provider of international crude oil and other marine transportation services. Teekay provides these services through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers),a leading owner and operator of mid-sized crude oil tankers. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners, that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrently with the closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party provided certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a mutually agreed reasonable period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".

On October 1, 2024, each of Teekay Corporation Ltd. and Teekay Tankers Ltd. transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. In accordance with Bermudian legal requirements, we concurrently changed our name from "Teekay Corporation" to "Teekay Corporation Ltd." Following the redomiciliation, each of Teekay Corporation Ltd. and Teekay Tankers Ltd. is registered with the Bermuda Registrar of Companies as an exempted company.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in Teekay Tankers and (b) Teekay Parent. As of December 31, 2024, we had an economic interest of 31.0% and voting power of 55.1% in Teekay Tankers. Since we control the voting interests of Teekay Tankers through our ownership of Class A and Class B common shares of Teekay Tankers, we consolidate the results of this subsidiary, and prior to the closing of the sale of the Teekay Gas Business, we controlled Teekay LNG Partners through our 100% ownership of the sole general partner interest of Teekay LNG Partners.

We formed Teekay Tankers in 2007. Teekay Tankers holds all of our oil and product tanker assets, primarily consisting of Suezmax and Aframax / LR2 tankers, and engages in short to medium-term fixed-rate charter contracts and spot tanker market trading. In addition, Teekay Tankers also owns a VLCC through a 50 percent-owned joint venture and a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean.

On December 31, 2024, Teekay Tankers acquired (a) Teekay's Australian operations for a purchase price of $65.0 million plus a working capital adjustment of $15.9 million, and (b) all of Teekay Parent's management service companies not then owned by Teekay Tankers for a price of $17.3 million, which was the net working capital value of the entities being transferred from Teekay Parent. As part of the transaction, Teekay transferred to Teekay Tankers its supplemental retirement defined contribution plan liability of $6.0 million, which relates to the management service companies. This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay Parent's management service companies, resulting in net consideration of $92.2 million paid to Teekay.

Following completion of this transaction, the assets of Teekay Parent consist of Teekay Parent's controlling interest in publicly-listed Teekay Tankers, and a cash and short-term investments position of $183.4 million as at December 31, 2024. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.

Teekay has developed extensive industry experience and industry-leading capabilities over its 50-plus-year history. We believe our controlling interest in Teekay Tankers, a leading owner and operator of mid-sized crude oil and product tankers and our sole operating platform, together with both Teekay and Teekay Tankers' strong balance sheets, positions us well to pursue investments both in crude oil and product transportation and broader shipping markets where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.
SIGNIFICANT DEVELOPMENTS
Recent Developments in Teekay Tankers
For additional information about Teekay Tankers, please refer to Teekay Tankers' Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC.

Vessel Sales
During the fourth quarter of 2023, Teekay Tankers agreed to sell one Aframax / LR2 tanker for $23.5 million. The sale resulted in a gain on sale of $11.6 million during the year ended December 31, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its purchaser in February 2024.

In May 2024, Teekay Tankers agreed to sell one Suezmax tanker and one Aframax / LR2 tanker for a combined sales price of $64.8 million, which resulted in an aggregate gain on sale of $27.9 million during the year ended December 31, 2024. The Suezmax tanker and Aframax / LR2 tanker were delivered to their purchasers in October 2024 and December 2024, respectively.

In January 2025, Teekay Tankers entered into agreements to sell one Aframax / LR2 tanker and two Suezmax tankers for a combined price of $95.5 million. The Aframax / LR2 tanker and one Suezmax tanker were delivered to their purchasers in February 2025, and the remaining Suezmax tanker is expected to be delivered to its purchaser during March 2025.

In March 2025, Teekay Tankers entered into agreements to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $59.0 million. The Aframax / LR2 tanker is expected to be delivered to its purchaser during March 2025, and the Suezmax tanker is expected to be delivered to its purchaser during the second quarter of 2025.

Vessel Sale-Leaseback Repurchases
In March 2024, Teekay Tankers completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.

Vessel Acquisitions
In July 2024, Teekay Tankers completed the acquisition of one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million.

In February 2025, Teekay Tankers signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. The vessel is expected to be delivered to Teekay Tankers during the second quarter of 2025.

Time Chartered-in Vessels
In May 2024, Teekay Tankers extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $34,000 per day and secured an additional 12-month optional period at the same daily rate.

During the third and fourth quarters of 2024, three chartered-in Aframax / LR2 tankers were redelivered to their owners following the expiry of their time chartered-in contracts.

Time Chartered-out Vessel
During the second quarter of 2024, Teekay Tankers entered into a one-year time charter-out contract for an Aframax / LR2 tanker at a rate of $49,750 per day which commenced at the beginning of June 2024.

Bunker Tanker Bareboat and Time Charter Agreements
In September 2024, we entered into an agreement to bareboat charter-in a bunker tanker for a period of four and a half years. At the same time, we entered into an agreement to time charter-out this bunker tanker to a third party for a corresponding period at a rate that is equal to the bareboat cost plus an operational element, which is subject to certain escalations each year. The bunker tanker was delivered to us in November 2024, at which time these two agreements commenced.

Investment in Marketable Securities
In December 2024, Teekay Tankers acquired shares in a publicly traded company which owns and manages a fleet of Medium-Range product and chemical tankers, at a cost of $21.0 million, representing a passive minority investment.

European Union Emissions Trading System (or EU ETS)
Since January 1, 2024, as part of our compliance with the EU ETS requirements, Teekay Tankers has acquired EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those third-party vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. During the year ended December 31, 2024, Teekay Tankers acquired EUAs for a cost of $5.9 million, which were recorded as indefinite-lived intangible assets. As at December 31, 2024, these intangible assets are presented as other current assets in our consolidated balance sheet as the EUAs will be surrendered to our Union Registry account within one year from the balance sheet date, and we also recorded an accrued liability of $6.6 million in relation to our obligation under EU ETS. In addition, Teekay Tankers recorded voyage expenses related to EU ETS of $6.7 million for the year ended December 31, 2024. Please see "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies", “Item 18 – Financial Statements: Note 6 – Goodwill and Intangible Assets” and “Item 18 – Financial Statements: Note 7 – Accrued Liabilities and Other and Other Long-Term Liabilities” of this Annual Report for information about EU ETS requirements and our obligation related to EU ETS.

Acquisition of Australian Operations and Management Service Companies
On December 31, 2024, Teekay Tankers completed its acquisition of the Acquired Operations, which included (a) Teekay's Australian operations for a purchase price of $65.0 million plus a working capital adjustment of $15.9 million, and (b) all of Teekay's management service companies not previously owned by Teekay Tankers for a price of $17.3 million, which was the net working capital value of the entities being transferred from Teekay Parent. As part of the acquisition, Teekay Parent transferred to Teekay Tankers its supplemental retirement defined contribution plan liability of $6.0 million, which plan relates to the management services companies included in the Acquired Operations. This liability was deducted from the $98.2 million purchase price for Teekay Parent's Australian operations and Teekay Parent's management service companies, resulting in a net consideration of $92.2 million paid to Teekay Parent.

Other Recent Developments

In the second half of 2024, Teekay Parent purchased 849,532 of Teekay Tankers Class A common shares through open market purchases for $50.0 million at an average price of $58.85 per share, increasing Teekay's economic and voting control of Teekay Tankers to 31.0% and 55.1%, respectively.

During the year ended December 31, 2024, Teekay repurchased approximately 8.0 million common shares for $66.3 million, or an average of $8.24 per share, pursuant to its share repurchase programs, which resulted in it recording a reduction of book value of share capital of $75.1 million and a reduction to accumulated deficit of $8.8 million. As at December 31, 2024, the total remaining share repurchase authorization under Teekay's share repurchase program was $33.0 million.

In October 2024, Teekay's Board of Directors (or Board) declared a one-time special cash dividend in the amount of $1.00 per outstanding common share. This dividend was paid on December 18, 2024 to all Teekay shareholders of record on December 4, 2024.

The green recycling of Teekay Parent's Petrojarl Foinaven FPSO unit was completed mid-2024 in an EU-approved shipyard and, as a result, Teekay Parent has no further interests in FPSOs.

Effective December 31, 2024, the following changes were made to our Board: directors David Schellenberg and Alan Semple retired from the Board, and Poul Karlshoej was appointed to fill one of the two resulting vacancies; the Board determined not to fill the remaining vacancy, and the size of the Board was decreased from six to five members. As part of his retirement from the Board, David Schellenberg also stepped down from his role as Chair of our Board, and Heidi Locke Simon was appointed to such position in addition to being appointed as Chair of our Board's Audit Committee. Please also read "Item 6 – Directors, Executive Officers and Employees".
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters, full service lightering and lightering support services and, prior to our disposition of our FPSO units and our sale of the Teekay Gas Business, FPSO contracts and charter contracts accounted under sale-type leases. In addition, revenues include revenues from operational and maintenance marine services. Revenues related to our crude oil and product tankers are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between voyage charters and time charters and, to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Net Revenues. Net revenues represents income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and ship management services. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands. We seek to maintain these expenses at a stable level but expect an increase in line with inflation in respect of crew, material, and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses, depending on the currencies in which such expenses are incurred.

Income or Loss from Operations. To assist us in evaluating our operations by segment, we analyze the income or loss from operations for each segment, which represents the loss or income we generate or incur from the segment after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on non-designated derivative instruments, equity income or loss, other income or expenses and income taxes.

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

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our fleet during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.
Our Charters. As part of our operations related to crude oil and product tankers, we generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters are charters for shorter intervals that are priced on a current or spot market rate; and
•Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay
(1)Hire rate refers to the basic payment from the charterer for the use of the vessel.
(2)Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(3)Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)Off hire refers to the time a vessel is not available for service.

SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Teekay Corporation Ltd. and its subsidiaries for fiscal years 2024, 2023 and 2022, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes for the years ended December 31, 2024, 2023 and 2022 (which are included herein).

(in thousands of U.S. Dollars, except per share data and percentages)	Years Ended December 31,
	2024	2023	2022
GAAP Financial Comparison:
Income Statement Data:
Revenues	1,220,374	1,464,975	1,190,184
Income from operations, continuing operations	365,247	531,725	245,766
Income from continuing operations	401,619	517,423	209,636
Loss from discontinued operations	—	—	(20,276)
Net income	401,619	517,423	189,360
Net income attributable to shareholders of Teekay	133,770	150,641	78,407
Per common share data:
Basic income from continuing operations attributable to shareholders of Teekay	1.47	1.59	0.36
Basic income from discontinued operations attributable to shareholders of Teekay	—	—	0.41
Basic income	1.47	1.59	0.77
Diluted income from continuing operations attributable to shareholders of Teekay	1.42	1.54	0.35
Diluted income from discontinued operations attributable to shareholders of Teekay	—	—	0.40
Diluted income	1.42	1.54	0.76

Balance Sheet Data (at end of year):
Cash and cash equivalents, and short-term investments	695,331	652,684	519,857
Vessels and equipment (1)	1,184,271	1,234,524	1,296,262
Total assets	2,153,115	2,196,638	2,164,846
Total debt (2)	—	139,599	553,944
Total equity	1,935,167	1,800,346	1,369,606

Other Financial Data:
EBITDA (3)(4)	465,930	631,017	321,701
Adjusted EBITDA (3)(4)	420,749	618,907	341,664
Total debt to total capitalization (5)	—%	7.2%	28.8%
Net cash (debt) (6)	699,004	513,776	(27,238)
(1)    Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)     Total debt represents short-term debt, the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.
(3)     The year ended December 31, 2022 includes balances from both income (loss) from continuing operations and (loss) income from discontinued operations on the consolidated statements of income.
(4)     EBITDA and Adjusted EBITDA are non-GAAP financial measures. A definition and an explanation of the usefulness and purpose of this measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(5)     Total capitalization represents total debt and total equity.
(6)     Net cash (debt) is a non-GAAP financial measure. Net cash (debt) represents total cash, cash equivalents, restricted cash and short-term investments less total debt.

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

•We have retroactively adjusted the presentation of our results of the Teekay Gas Business. On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak LLC), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contain the shore-based management operations of the Teekay Gas Business (see "Overview" section above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in the consolidated financial statements included in this Annual Report have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of Operating Results – Teekay Tankers, Operating Results – Teekay Parent and Other Consolidated Operating Results exclude the results of the Teekay Gas Business.

•The conflicts in the Middle East and Ukraine have had and may continue to have material effects on our business, results of operations or financial condition. Since December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies continue to suspend transit through the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. Continued escalation or expansion of hostilities in the Middle East, interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, such as the Red Sea, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement placed on Russian oil exports. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.

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

•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, particularly with the projected increase of dual fuel vessels. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, tariffs, an increasing cost of freight, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may occur in the future.

•The amount and timing of dry dockings and major modifications of our vessels can affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had 13 vessels drydock in 2024, compared to seven vessels in 2023. The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2024 and 2023 were 478 and 304, respectively. For our current fleet, there are 11 vessels scheduled to dry dock in 2025.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translation fluctuations are based on the strength of the U.S. Dollar relative mainly to the Australian Dollar, Canadian Dollar, Singaporean Dollar, British Pound, Euro, Philippine Peso and Japanese Yen are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses.

RESULTS OF OPERATIONS
Teekay has two primary lines of business: (1) tankers and (2) marine services and its segments are presented on this basis. The tanker segment consists of the operation of all of Teekay Tankers' tankers, including the operations from those tankers employed on full service lightering contracts, and the U.S. based ship-to-ship support service operations, including its lightering support services provided as part of full service lightering operations. The marine services and other segment consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, and includes corporate and general administrative expense.
The following table (a) presents revenues and income (loss) from operations for each of the two segments, and (b) reconciles these amounts to our consolidated financial statements.

	Revenues (1)		Income (loss) from operations (1)
(in thousands of U.S. dollars)	2024	2023	2024	2023
Tankers	1,106,278	1,364,452	365,461	535,910
Marine Services and other	114,096	100,523	(214)	(4,185)
Total	1,220,374	1,464,975	365,247	531,725
Summary

Our consolidated income from operations, decreased to $365.2 million for the year ended December 31, 2024, compared to $531.7 million in the prior year. The primary reasons for this net decrease in income are as follows:

Consolidated Income from Operations
$USD (Millions)
560
520
480
440
400
360
320
280
240
200
160
120
80
40
0
Year Ended Dec 31, 2023
Lower average realized TCE rates
Vessel sales
Other net decreases
Gain on sale of vessels
Australia Operations
Year Ended Dec 31, 2024

•a decrease of $155.4 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2024 compared to 2023;

•a decrease of $27.2 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024;

•a net decrease of $17.3 million due to higher restructuring charges in 2024, increased operating expenses, and a net decrease due to the redelivery of three chartered-in tankers to their owners during the second half of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers and one bareboat bunker tanker that were delivered to us during the first quarter of 2023 and the fourth quarter of 2024;

partially offset by:

•an increase of $29.1 million due to the gain on sale of two Aframax / LR2 tankers and one Suezmax tanker in 2024 compared to the gain on sale of one Aframax / LR2 tanker in 2023, and

•an increase of $4.0 million in operating income from our Australia operations.

Details of the changes to our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023 are provided in the following section.

Year Ended December 31, 2024 versus Year Ended December 31, 2023

Tankers Segment

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares the Tanker segment’s operating results and equity income for its vessels for 2024 and 2023.

	Year Ended December 31,
(in thousands of U.S. dollars except fleet data)	2024	2023
Revenues	1,106,278	1,364,452
Voyage expenses	(405,546)	(474,371)
Net revenues	700,732	890,081

Vessel operating expenses	(150,605)	(148,960)
Time-charter hire expenses	(74,379)	(70,836)
Depreciation and amortization	(93,582)	(97,551)
General and administrative expenses	(48,833)	(45,936)
Gain on sale and write down of assets	38,080	10,360
Restructuring charges	(5,952)	(1,248)
Income from operations	365,461	535,910

Equity income	2,767	3,432

Fleet Data:
Average number of tankers (1)
Suezmax	25.8	26.0
Aframax / LR2	23.7	25.6
Bunker tanker	0.2	0.0
VLCC	0.5	0.5
(1)    Average number of tankers consists of the average number of vessels that were in our possession during a period, including chartered-in vessels, and the VLCC which is owned through our 50/50 High-Q Investments Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd.

Net Revenues. Net revenues were $700.7 million for the year ended December 31, 2024, compared to $890.1 million for the year ended December 31, 2023. The net decrease was primarily due to:

•a decrease of $155.4 million due to lower overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers in 2024 compared to 2023;

•a net decrease of $37.4 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024, as well as the redelivery of three chartered-in tankers to their owners during the second half of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023, and the acquisition of one Aframax / LR tanker that was completed in the third quarter of 2024; and

•a decrease of $2.8 million due to higher off-hire bunker expenses and more off-hire days during 2024, primarily related to more scheduled dry dockings compared to 2023;

partially offset by:

•an increase of $3.2 million due to a higher volume of STS support service activities in 2024 compared to 2023;

•an increase of $2.2 million due to one extra calendar day in 2024 compared to 2023; and

•an increase of $1.3 million due to commercial claims from charterers during 2023.

Vessel Operating Expenses. Vessel operating expenses were $150.6 million for the year ended December 31, 2024, compared to $149.0 million for the year ended December 31, 2023. The net increase was primarily due to:

•an increase of $4.5 million resulting from higher costs for maintenance and communication services, as well as higher ship management costs in 2024; and

•an increase of $1.2 million related to higher costs for insurance and crew-related expenditures in 2024;
partially offset by:

•a net decrease of $4.0 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024, as well as the acquisition of one Aframax / LR2 vessel that was completed in the third quarter of 2024.

Charter Hire Expenses. Charter hire expenses were $74.4 million for the year ended December 31, 2024, compared to $70.8 million for the year ended December 31, 2023. The net increase was primarily due to:

•an increase of $4.2 million resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to us during the first quarter of 2023;

•an increase of $3.9 million resulting from an increase in daily hire rates for certain Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023 and first half of 2024; and

•an increase of $1.1 million due to more hire days for chartered-in tankers during 2024 resulting from the timing of scheduled dry dockings;

partially offset by:

•a decrease of $5.8 million resulting from the redelivery of three chartered-in tankers to their owners during the second half of 2024.

Depreciation and Amortization. Depreciation and amortization was $93.6 million for the year ended December 31, 2024 compared to $97.6 million for the year ended December 31, 2023. The net decrease was primarily due to one Aframax / LR2 tanker and one Suezmax tanker being classified as held for sale since the first quarter of 2024, with both sales being completed in the fourth quarter of 2024, as well as the sale of two Aframax / LR2 tankers at various times during the fourth quarter of 2023 and first quarter of 2024, partially offset by the acquisition of one Aframax / LR2 tanker that was completed in the third quarter of 2024.

General and Administrative Expenses. General and administrative expenses were $48.8 million for the year ended December 31, 2024, compared to $45.9 million for the year ended December 31, 2023. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures during the year ended December 31, 2024.

Gain on sale and write-down of assets. The gain on sale and write-down of assets of $38.1 million for the year ended December 31, 2024, was related to:

•the sale of two Aframax / LR2 tankers and one Suezmax tanker, which resulted in an aggregate gain on sales of $39.5 million during the year ended December 31, 2024;

partially offset by:

•the impairment recorded on three of Teekay Tankers' operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.4 million during the year ended December 31, 2024.

The gain on the sale and write-down of assets of $10.4 million for the year ended December 31, 2023 was related to the sale of one Aframax / LR2 tanker in December 2023.

Restructuring Charges. Restructuring charges of $6.0 million for the year ended December 31, 2024 were primarily related to organizational changes made to Teekay Tankers' senior management team. Restructuring charges of $1.2 million for the year ended December 31, 2023 were primarily related to Teekay Tankers' commercial and technical operations teams.

Equity Income. Equity income was $2.8 million for the year ended December 31, 2024, compared to $3.4 million for the year ended December 31, 2023. The decrease was primarily due to lower average spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as off-hire days resulting from repairs completed in the third quarter of 2024.

Tanker Market

Mid-size crude tanker spot rates were counter-seasonally lower during the fourth quarter of 2024, but remained above long-term average levels for a fourth quarter, and well above Teekay Tanker's free cash flow break-even level of approximately $14,300 per day. Spot tanker rates were below expectations as weak Chinese oil demand weighed on the VLCC sector, which in turn dampened demand for Aframax and Suezmax tankers. Weather delays, which typically help spot tanker rates during the winter, have not had a material impact on the market thus far.

Average spot tanker rates to date during the first quarter of 2025 are approximately in line with fourth quarter 2024 levels. However, the recent imposition of additional U.S. sanctions on Russian shipping has increased rate volatility, particularly in the larger crude tanker asset classes. In January 2025, the U.S. placed sanctions on 153 tankers servicing the Russian oil trade. Freight rates for large crude tankers rose following the announcement as replacement vessels were booked for transporting oil to China and India. In addition, Atlantic based crude oil has been priced attractively compared to Middle Eastern crude in recent weeks, which has opened the arbitrage for the long-haul movement of oil from the Atlantic Basin to Asia. This has been positive for tanker tonne-mile demand in the near-term, particularly for VLCC and Suezmax tankers.

For the balance of 2025, underlying oil market fundamentals appear supportive of tanker demand growth. Global oil demand is projected to grow by 1.3 million barrels per day (or mb/d) in 2025 based on the average of forecasts from the International Energy Agency (or IEA), the U.S. Energy Information Administration (or EIA) and OPEC. Virtually all of the demand growth is being driven by non-OECD countries, led by Asia. Oil supply from non-OPEC+ countries is projected by the IEA to increase by 1.5 mb/d during 2025, led by the United States, Brazil, Norway, Canada, and Guyana. Given that these sources of oil are mostly in the Atlantic Basin, while oil demand growth is focused on Asia, we expect an increase in long-haul crude oil movements from West to East, which we anticipate will support tanker tonne-mile demand. The OPEC+ group could provide additional seaborne transportation volumes should they start unwinding voluntary oil supply cuts from April 2025 onwards, consistent with their most recently announced plan.

Tanker fleet growth is expected to remain relatively low during 2025. The pace of newbuilding deliveries during 2025 is expected to increase compared to 2024 levels, but with the average age of the global tanker fleet at its highest point since 2002, we expect that the phase-out of older vessels will act as a partial offset. Looking further ahead, the number of mid-size tankers currently on order compared to the number of ships reaching age 20 over the same timeframe suggests continued low fleet growth over the medium term. In addition, there are a further 301 mid-size tankers which are currently over the age of 20 years, the majority of which operate as part of the "shadow" fleet servicing sanctioned trades and which are facing increased scrutiny from U.S. and European authorities. With a lack of available shipyard capacity until 2028, we believe that the combination of a modest orderbook, an aging tanker fleet, and constraints on available yard space will result in continued low levels of tanker fleet growth over the next three years.

While underlying tanker market fundamentals continue to appear supportive, there are a number of geopolitical factors which are likely to have an impact on the direction of the tanker market in the near term. These include:

•War in Ukraine. A potential end to the Russia-Ukraine war could impact tanker tonne-miles should sanctions be removed while also potentially eliminating the need to utilize the "shadow" fleet of ships currently servicing Russian oil exports. Until the Russia-Ukraine war ends, sanctions against Russia and the fleet of ships transporting Russian oil may continue to increase. This could lead to reduced Russian oil exports, which would lead to China and India looking for replacement barrels from alternative sources, or may force Russia to use compliant tankers to carry their oil at a price below the price cap of $60 per barrel.

•Iranian sanctions. The United States has reimposed its "maximum pressure" campaign against Iran in a bid to reduce Iranian oil exports to zero. In 2024, Iranian crude oil exports averaged 1.5 mb/d, the majority of which went to China. Tougher sanctions on Iranian crude oil exports could lead China to source oil from other sources via the compliant fleet, which would be positive for tanker demand.

•Return of Red Sea tanker transits. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This may result in the resumption of tanker transits through the Red Sea region, which could impact seaborne trade patterns and tanker tonne-mile demand.

•Impact of U.S. tariffs on China, Canada, and Mexico. The imposition of any tariffs on U.S. imports of Canadian and Mexican oil could lead to an increase in U.S. seaborne imports from other sources while also pushing more Canadian and Mexican oil to Asia, both of which could be positive for tanker tonne-mile demand. The impact of U.S. tariffs on China is less certain but could impact levels of Chinese oil demand and imports as well as seaborne oil trade patterns. Future tariffs by the U.S. on other countries or economic blocs could also affect seaborne oil trade patterns.

At this stage it is difficult to predict how these factors will unfold during 2025, what their impact will be on the tanker market, or if there will be additional geopolitical events. However, geopolitical uncertainty, and changes to seaborne oil trade patterns, typically lead to increased tanker market volatility.

In summary, we believe that underlying tanker supply and demand fundamentals continue to be supportive of tanker market strength over the medium term. However, geopolitical events are likely to have an impact on the direction of the tanker market in the near-term.

Tankers - Fleet and TCE Rates

As at December 31, 2024, Teekay Tankers owned 41 double-hulled oil and product tankers and chartered-in four Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels. Teekay Tankers also owned a 50% interest in one VLCC tanker, the results of which are included in equity income.

As defined and discussed above, TCE rates are calculated as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by Teekay Tankers' spot vessels (including those trading on voyage charters, in RSAs, and in FSL) and our time charter-out vessels for 2024 and 2023:

	Year Ended December 31, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$547,261	$(216,951)	$2,788	$333,098	8,779	$37,941
Voyage-charter contracts - Aframax / LR2 (4)	$519,702	$(192,126)	$1,224	$328,800	8,234	$39,933
Time charter-out contracts - Suezmax	$12,767	$(725)	$1	$12,043	321	$37,513
Time charter-out contracts - Aframax / LR2	$12,006	$(424)	$300	$11,882	243	$48,879
Total	$1,091,736	$(410,226)	$4,313	$685,823	17,577	$39,018
(1)Excludes $11.2 million of revenues related to our STS support services operations, $1.9 million of bunker commissions earned, and $1.4 million of revenue earned from our responsibilities in employing the vessels subject to RSAs.
(2)Includes $4.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $51.0 million of revenues and $24.3 million of voyage expenses related to our FSL operations.

	Year Ended December 31, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$669,334	$(256,166)	$1,591	$414,759	8,922	$46,485
Voyage-charter contracts - Aframax / LR2 (4)	$652,153	$(228,203)	$1,747	$425,697	8,680	$49,045
Time charter-out contracts - Suezmax	$14,280	$(556)	$(31)	$13,693	365	$37,513
Time charter-out contracts - Aframax / LR2	$16,869	$(405)	$8	$16,472	382	$43,123
Total	$1,352,636	$(485,330)	$3,315	$870,621	18,349	$47,448
(1)Excludes $7.9 million of revenues related to our STS support services operations, $2.3 million of revenue earned from our responsibilities in employing the vessels subject to RSAs, and $1.6 million of bunker commissions earned.
(2)Includes $11.0 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and an expense related to a claim from a charterer in relation to a mechanical issue on one vessel, which are excluded from Average TCE per Revenue Day.
(4)Includes $81.5 million of revenues and $44.6 million of voyage expenses related to our FSL operations.

Marine Services and Other Segment

The following table compares the operating results for our Marine Services and Other segment for 2024 and 2023.

	Marine Services and Other
	Year ended
	December 31,
(in thousands of U.S. dollars)	2024	2023
Revenues	114,096	100,523
Vessel operating expenses	(101,989)	(92,625)
Charter hire expenses	(416)	—
General and administrative expenses (1)	(11,905)	(11,654)
Restructuring charges	—	(429)
Loss from operations	(214)	(4,185)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

Loss from operations for the Marine Services and Other segment was $0.2 million for the year ended December 31, 2024, compared to $4.2 million for the year ended December 31, 2023. The decrease in loss from operations is primarily due to improved results from our operational and maintenance marine services in Australia related to an increase in the number of vessels under management, lower crew-related expenditures, performance-related revenues and a higher volume of project activity.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2024 and 2023, excluding the other operating results of the Teekay Gas Business which have been presented separately in “Operating Results – Teekay Gas Business”:

	Year Ended December 31,
(in thousands of U.S. dollars)	2024	2023
Interest expense	(7,542)	(28,009)
Interest income	37,218	24,128
Other - net	4,334	(1,691)
Income tax expense	(405)	(12,162)

Interest expense. Interest expense decreased to $7.5 million for the year ended December 31, 2024, compared to $28.0 million for the year ended December 31, 2023. The decrease was primarily due to Teekay Tankers' repurchase of 11 Aframax / LR2 tankers and 16 Suezmax tankers during 2023 and the first quarter of 2024, all of which vessels were previously held under sale-leaseback arrangements.

Interest income. Interest income increased to $37.2 million for the year ended December 31, 2024, compared to $24.1 million for the year ended December 31, 2023. The increase was primarily due to interest earned on higher cash and short-term investment balances.

Other - net. Other net income was $4.3 million for the year ended December 31, 2024, compared to an other net expense of $1.7 million for the year ended December 31, 2023. The change was primarily due to a non-cash loss on disposal of Teekay Parent's defined benefit pension plans in Australia during 2023, changes in foreign currency exchange rates primarily related to our accrued tax and working capital balances, an unrealized gain on marketable securities in the fourth quarter of 2024, and premiums paid by Teekay Tankers during 2023 in relation to the repurchase of certain vessels previously under sale-leaseback arrangements.

Income tax expense. Income tax expense was $0.4 million for the year ended December 31, 2024, compared to $12.2 million for the year ended December 31, 2023. The net decrease was primarily due to a reversal of, and a lower accrual for, certain freight tax liabilities based on an assessment of our tax position for certain jurisdictions, a higher recovery related to the expiry of the limitation period in a certain jurisdiction, changes in vessel trading activities, as well as a deferred income tax recovery recognized in 2024, partially offset by a higher income tax expense related to our Australian operations resulting from higher net income earned in 2024 compared to 2023.

Year Ended December 31, 2023, versus Year Ended December 31, 2022

For a discussion of our operating results for the year ended December 31, 2023, compared with the year ended December 31, 2022, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2023.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at December 31, 2024, Teekay Parent had no remaining debt securities outstanding, as described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt".

Teekay Parent's primary uses of cash include funding general and administrative expenses and other working capital requirements. As at December 31, 2024, Teekay Parent held $183.4 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board authorized the repurchase of up to $30 million of Teekay common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board authorized four additional share repurchase programs in March 2023, June 2023, September 2024 and October 2024, for the repurchase of up to an additional $30 million, $25 million, $40 million and $40 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the year ended December 31, 2024, Teekay Parent repurchased approximately 8.0 million Teekay common shares for $66.3 million, including transaction costs, under its share repurchase programs. As at December 31, 2024, the total remaining share repurchase authorization was $33.0 million.

In October 2024, Teekay's Board declared a one-time special cash dividend in the amount of $1.00 per outstanding common share, which resulted in total cash dividends paid of $85.0 million in December, 2024.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels, from managing vessels for the Australian government, and from providing management services to certain third parties. Teekay Tankers employs a chartering strategy for the tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine.

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

Teekay Tankers' primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of its older vessels.

As at December 31, 2024, Teekay Tankers has one credit facility, its revolving credit facility (or the 2023 Revolver), and it had no vessels subject to finance leases. Teekay Tankers' obligations related to its 2023 Revolver is described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" of this report. Teekay Tankers' 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets.

Teekay Tankers' 2023 Revolver require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" included in this Annual Report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect Teekay Tankers' short-term liquidity requirements. As at December 31, 2024, Teekay Tankers was in compliance with all covenants under the revolving credit facility.

Teekay Tankers' 2023 Revolver require it to make interest payments based on SOFR plus a margin. Depending upon the amount of its floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at December 31, 2024, Teekay Tankers was not committed to any interest rate swap agreements. The extent of Teekay Tankers' exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, funding its other working capital requirements, cash dividend payments on Teekay Tankers' common shares, repurchases of Teekay Tankers' common shares under its repurchase program, providing funding to its equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2024	2023
Net operating cash flows - continuing operations	467,185	629,820
Net financing cash flows - continuing operations	(416,448)	(520,414)
Net investing cash flows - continuing operations	157,496	54,659

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

Consolidated net cash flow from operating activities decreased to $467.2 million for the year ended December 31, 2024, from $629.8 million for the year ended December 31, 2023. The decrease to operating cash flows was primarily due to a $199.7 million decrease in income from operations (before depreciation and amortization, and gain on sale of assets). For a further discussion of changes in income from operations from our businesses, please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Results of Operations". In addition, there was an increase in dry docking expenditures of $12.3 million compared to 2023. These decreases to operating cash flows were partially offset by an increase of $29.4 million in net interest income compared to 2023 and an increase of $13.3 million in cash flows related to changes in net working capital compared to 2023 (see "Item 18 – Financial Statements: Note 20 - Supplemental Cash Flow Information" for a breakdown of these changes related to Accounts Receivable, Prepaid Expenses & Other, Accounts Payable and Accrued Liabilities & Other).

Financing Cash Flows - Continuing Operations

We historically have used our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of any outstanding financing agreements. We did not enter into new long-term debt facilities or drawdown on existing long-term debt facilities in 2024, compared to issuance costs, net of proceeds and prepayments of long-term debt of $4.5 million in 2023. There were no scheduled debt repayments in 2024 compared to $21.2 million in 2023.

During 2024, Teekay Tankers made prepayments and scheduled repayments of $142.2 million on its obligations related to finance leases, compared to $364.2 million in prepayments and $34.1 million in scheduled repayments of its obligations related to finance leases in 2023.

During 2024, Teekay Parent paid a cash dividend of $85.0 million to its shareholders and repurchased approximately 8.0 million common shares for $66.3 million. During 2023, Teekay Parent repurchased approximately 8.9 million common shares for $50.7 million.

During 2024 and 2023, Teekay Tankers paid dividends to non-controlling interests of $73.2 million and $42.5 million, respectively.

During 2024, Teekay Parent purchased 0.8 million of Teekay Tankers Class A common shares through open market purchases for $50.0 million (2023 - 0.1 million shares for $4.8 million).

Investing Cash Flows - Continuing Operations

During 2024, we reduced our short-term investments by $162.6 million, Teekay Tankers received proceeds of $88.8 million from the sale of three vessels, and Teekay Tankers received repayments of $2.5 million from its equity-accounted joint venture. Teekay Tankers paid $70.5 million for one vessel, invested $21.0 million in marketable securities, and incurred capital expenditures for vessels and equipment of $4.8 million.

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

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. Teekay Parent's cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $183.4 million as at December 31, 2024, compared to $287.4 million as at December 31, 2023. This decrease was primarily the result of a dividend of $85.0 million paid to shareholders, the repurchase of 8.0 million of Teekay common shares under Teekay's share repurchase program for $66.3 million, the purchase of 0.8 million Teekay Tankers class A common shares for $50.0 million during the year ended December 31, 2024, and the timing of cash used in operating activities, partially offset by the net cash proceeds of $42.7 million from the sale of Teekay Australia and management service companies to Teekay Tankers, the receipt of cash dividends of $29.5 million from Teekay Tankers, and changes in working capital.

Teekay Parent has no contractual obligations as at December 31, 2024, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our liquidity requirements. Teekay Parent anticipates that its liquidity at December 31, 2024, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.
Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. The primary objectives of Teekay Tankers' cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" of this Annual Report.

In May 2023, Teekay Tankers announced a capital allocation plan which after repaying debt, aims to provide sufficient capital for fleet renewal. As part of this plan, Teekay Tankers' Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share. Pursuant to this dividend policy, Teekay Tankers' Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and another special cash dividend of $2.00 per common share in May 2024. In May 2023, Teekay Tankers' Board of Directors also authorized a new share repurchase program for the repurchase of up to $100 million of Teekay Tankers' outstanding Class A common shares to be utilized at its discretion. As at December 31, 2024, no shares were repurchased under this program.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $78.8 million during the year ended December 31, 2024, from $687.1 million at December 31, 2023 to $765.9 million at December 31, 2024. The increase was primarily a result of the following events or changes during the year ended December 31, 2024: $440.6 million of net operating cash inflow; $88.8 million net proceeds received from the sale of two Aframax / LR2 tankers and one Suezmax tanker; $49.5 million of cash acquired from Teekay Parent with the Australian operations and management service companies; $2.9 million of proceeds received upon the exercise of stock options; and $2.5 million of loan repayments from its equity-accounted joint venture; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $102.8 million of cash dividends paid on Teekay Tankers' common shares; $92.2 million paid for the acquisition of the Australian operations and management service companies from Teekay Parent; $70.5 million paid for the acquisition of one Aframax / LR2 tanker; $67.8 million of reduction in the borrowing capacity of the 2023 Revolver; $21.0 million paid for an investment in marketable securities; $5.2 million of scheduled repayments of obligations related to finance leases; and $4.8 million of expenditures for capital upgrades for vessels and equipment.

Teekay Tankers anticipates that its liquidity as at December 31, 2024, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2024. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, its financial condition and the condition of credit markets at such time. In addition, as at December 31, 2024, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. In February 2025, Teekay Tankers signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million, and Teekay Tankers has a purchase commitment related to this vessel acquisition. Teekay Tankers expects to take delivery of this vessel during the second quarter of 2025. Approximately 60% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may continue the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using cash on hand, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at December 31, 2024.

(in millions of U.S. Dollars)	Total	2025	2026	2027	2028	2029
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	93.8	43.4	21.1	13.4	8.5	7.4
Total	93.8	43.4	21.1	13.4	8.5	7.4
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of December 31, 2024.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 18 – Financial Statements: Note 18 – Income Tax Expense" of this Annual Report, which risks and uncertainties could have a significant financial impact on Teekay Tankers' business, which we cannot predict with certainty at this time. In addition, as at December 31, 2024, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $16.9 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which we cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require it to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, requires Teekay Tankers to acquire allowances related to its greenhouse gas emissions. (Please see "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies", "Item 18 - Financial Statements: Note 6 – Goodwill and Intangible Assets" and "Item 18 - Financial Statements: Note 7 – Accrued Liabilities and Other and Other Long-Term Liabilities" of this Annual Report). In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, will require Teekay Tankers to pay a financial penalty in relation to certain voyages when not using low emission intensity fuels, for which the impact on its business is not determinable with certainty at this time. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2024, 2023 and 2022, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2024, would have increased by $1.8 million.
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

Judgments and Uncertainties. For the years ended December 31, 2024, 2023 and 2022, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2023, our depreciation for the year ended December 31, 2024, would have increased by approximately $58.9 million.
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

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels. During the fourth quarter of 2024, we changed our historical reference period used to estimate future charter rates from the average of the most recent ten historical years, adjusted to exclude years which management determined are outliers, to the average of the most recent ten historical years, without excluding any years. This update related to how we determine the 10-year historical average did not result in a material change to our estimated future charter rates.

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

Consistent with our methodology in prior years, we have determined that none of our vessels have a market value less than their carrying value as of December 31, 2024. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 – Financial Statements: Note 18 – Income Tax Expense” of this Annual Report. As at December 31, 2024, the total amount of recognized uncertain freight tax liabilities was $41.4 million (December 31, 2023 - $47.8 million). If the uncertainty about these freight tax liabilities is resolved in our favor, we would concurrently reverse these liabilities.
NON-GAAP FINANCIAL MEASURES
EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, unrealized gains or losses on derivative instruments, realized gains or losses on interest rate swaps, realized gains or losses on interest rate swap amendments and terminations, equity income or loss, write-downs related to equity-accounted investments, adjustments for direct financing and sales-type leases to a cash basis, credit loss provision adjustments, foreign exchange gain or loss, and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income from continuing and discontinued operations.

	Year Ended December 31,
	2024	2023	2022
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net income
Net income	$401,619	$517,423	$189,360
Depreciation and amortization	93,582	97,551	99,033
Interest (income) expense, net of interest expense (income)	(29,676)	3,881	31,891
Income tax expense	405	12,162	1,417
EBITDA	465,930	631,017	321,701
Gain on sale and write-down of assets	(38,080)	(10,360)	(21,863)
Unrealized losses (gains) on derivative instruments	—	3,709	(3,222)
Realized gains from interest rate swaps		(4,167)	(532)
Equity income	(2,767)	(3,432)	(244)
Loss on bond repurchase	—	—	12,694
Other - net	(4,334)	2,140	(4,811)
Items related to loss on discontinued operations (1)	—	—	37,941
Adjusted EBITDA	420,749	618,907	341,664
(1)Includes amounts presented in loss from discontinued operations on the consolidated statements of income.

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles the tanker segment's net revenues with income from operations for the tanker segment:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2024	2023
Tankers Segment
Income from operations	365,461	535,910
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	150,605	148,960
Time-charter hire expenses	74,379	70,836
Depreciation and amortization	93,582	97,551
General and administrative expenses	48,833	45,936
Gain on sale and write-down of assets	(38,080)	(10,360)
Restructuring charges	5,952	1,248
Net revenues	700,732	890,081
Item 6.Directors, Executive Officers and Employees
Directors and Senior Management

Our Board and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed by subsidiaries of Teekay Tankers pursuant to management services agreements.

Our President and Chief Executive Officer, Kenneth Hvid, and our Chief Financial Officer, Brody Speers, also serve as Teekay Tankers' President and Chief Executive Officer and Chief Financial Officer, respectively. Upon Teekay Tankers' December 31, 2024 acquisition from us of the Acquired Operations - including our remaining management services companies not previously owned by Teekay Tankers - Messrs. Hvid and Speers became employees of Teekay Tankers subsidiaries and they now provide services to us pursuant to management services agreements. They continue to allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Tankers. The amount of time Messrs. Hvid and Speers allocate between our business and that of Teekay Tankers may vary from time to time depending on the various circumstances and needs of the businesses. "Please also read "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions."

Effective December 31, 2024, the following changes were made to our Board: director and Chair of the Board David Schellenberg and director and Chair of our Audit Committee Alan Semple retired from the Board, with Mr. Semple being appointed as a director of Teekay Tankers and Mr. Schellenberg continuing to serve on Teekay Tankers' board; Poul Karlshoej was appointed by our Board to fill one of the two resulting vacancies on our Board; the Board determined not to fill the remaining vacancy, and the size of the Board was decreased from six to five members; and Heidi Locke Simon was appointed as Chair of the Board and as Chair of the Board's Audit Committee.

In January 2025, the Board determined to combine the Compensation and Human Resources Committee and Nominating and Governance Committee into a newly established Nominating, Governance and Compensation Committee.

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2024, are listed below:

Name	Age	Position
Peter Antturi	66	Director(1)(4)
Rudolph Krediet	47	Director (2)(4)
Heidi Locke Simon	57	Chair(3)
Poul Karlshoej	43	Director(1)
Kenneth Hvid	56	Director, President and Chief Executive Officer
Brody Speers	41	Chief Financial Officer
(1)Member of Nominating, Governance and Compensation Committee.
(2)Chair of Nominating, Governance and Compensation Committee.
(3)Chair of Audit Committee.
(4)Non-voting observer on Audit Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

Peter Antturi joined the board of Teekay in 2019, and has also served on the board of Teekay Tankers since 2021. He serves as a member of Teekay's Nominating, Governance and Compensation Committee. Mr. Antturi brings over 30 years of financial and operational experience in the shipping industry to this role. Additionally, Mr. Antturi serves as an executive officer and director of Teekay’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, and as Senior Vice President, Chief Financial Officer and Controller.

Rudolph Krediet joined the board of Teekay in 2017 and serves as the Chair of its Nominating, Governance and Compensation Committee. He has also served on the board of Teekay Tankers since December 2024. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Additionally, since 2013, Mr. Krediet has served as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio. Prior to that, Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon joined the board of Teekay in 2017 and was appointed as its Chair in December 2024. She also joined the board of directors of Teekay Tankers and was appointed as its Chair in December 2024. She serves as the Chair of Teekay’s Audit Committee. In addition, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Poul Karlshoej joined the boards of Teekay and Teekay Tankers in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committee of each board. He previously served as a board observer on the Teekay and Teekay Tankers boards since 2019 and 2021, respectively. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay Group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust's globally diversified investment portfolio, in 2018, and serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of directors in 2019. He has also served on the board of directors of Teekay Tankers since 2017 and was appointed as its President and Chief Executive Officer in August 2024. He previously served as the Chair of Teekay Tankers’ board of directors from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

Brody Speers was appointed as Chief Financial Officer of Teekay and of Teekay Tankers in August 2024. Prior to this appointment, he served in several senior financial positions, including as Vice President, Finance of Teekay since 2018, Treasurer of Teekay since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

Compensation of Directors and Senior Management

Director Compensation

Each of our non-employee directors receives compensation for attending meetings of the Board, as well as committee meetings. The five non-employee directors who served on the Board during 2024 (including former directors David Schellenberg and Alan Semple but not including new director Poul Karlshoej) received aggregate cash fees of $580,000 for their Board and Board committee service during 2024. The Chair of the Board during 2024 received an annual cash retainer of $155,000. Each non-employee director (other than the Chair of the Board), who did not also serve on the Teekay Tankers board, received an annual cash retainer of $105,000. Each non-employee director (other than the Chair of the Board) who served on both the Teekay and Teekay Tankers boards received an annual cash retainer of $30,000 for services provided to Teekay. Members of the Audit Committee received annual cash fees of $15,000. Members of the former Compensation and Human Resources Committee and former Nominating and Governance Committee received annual cash fees of $10,000. The Chairs during 2024 of the Audit Committee and Compensation and Human Resources Committee received annual cash fees of $25,000 and $20,000, respectively. The Chair of the Board during 2024 did not receive an additional cash retainer for his membership on Board committees.

During 2024, each non-employee director also received a $135,000 annual retainer under our 2023 Equity Incentive Plan (or the 2023 Plan) paid by way of a grant of restricted stock units or stock options. Pursuant to this annual retainer, we granted 70,385 restricted stock units to our non-employee directors in June 2024 and no stock options.

The restricted stock awards granted to directors vested on their grant date.

Annual Executive Compensation

The aggregate compensation earned in 2024, excluding equity-based compensation described below, by Teekay’s executive officers, including Kenneth Hvid, Brody Speers and, up until August 2024, Kevin Mackay, was $5.8 million. This is comprised of base salary ($1.3 million), annual bonus ($3.9 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.37 Canadian Dollars for each U.S. Dollar for 2024. Teekay’s annual bonus plan considers both company performance and team performance.

Prior to Teekay Tankers' December 31, 2024 acquisition from us of the Acquired Operations, our executive officers were employed directly by one or more of our subsidiaries and their compensation was paid directly by us. Certain of our executive officers provided services to Teekay Tankers pursuant to a long-term management agreement entered into between a Teekay subsidiary and Teekay Tankers in connection with Teekay Tankers’ initial public offering (or the Management Agreement). The compensation of those executive officers (other than any awards under Teekay Tankers' long-term incentive plan) was set and paid by us or our subsidiaries. In addition to any awards Teekay Tankers granted to our executive officers under its long-term incentive plans, Teekay Tankers reimbursed us for time spent by our executive officers on Teekay Tankers' management matters. This reimbursement was a component of the management fee Teekay Tankers paid to us pursuant to the Management Agreement.

As of December 31, 2024, our executive officers are employed by Teekay Tankers subsidiaries and they provide services to us pursuant to management services agreements, with the compensation of those executive officers (other than any awards under our long-term incentive plan described below) being set and paid by Teekay Tankers or its subsidiaries. In addition to any awards we may grant to our executive officers under our long-term incentive plans, we will reimburse Teekay Tankers for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay to Teekay Tankers pursuant to the management services agreements. Please read "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Management Agreements."

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock options and restricted stock units. During June 2024, Teekay granted 87,214 restricted stock units to employees other than its executive officers, and also granted 186,443 restricted stock units to its executive officers.

All grants in 2024 were made under our 2023 Plan.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2013, we adopted the 2013 Equity Incentive Plan and suspended the 1995 Stock Option Plan and the 2003 Equity Incentive Plan (collectively referred to as the Prior Plans). In June 2022, we authorized 5,000,000 additional common shares to be reserved for issuance pursuant to the 2013 Equity Incentive Plan. In March 2023, we adopted the 2023 Equity Incentive Plan (or the 2023 Plan) and suspended our 2013 Equity Incentive Plan. We did not increase our share reserve further in connection with the adoption of the 2023 Plan. As at December 31, 2024, we had reserved pursuant to our 2023 Plan, 10,254,117 (December 31, 2023 – 11,324,227) common shares.

During 2024, we did not grant any options to acquire common shares. The outstanding options under the 2023 Plan and the Prior Plans as at December 31, 2024 are exercisable at prices ranging from $2.88 to $43.99 per share, with a weighted-average exercise price of $7.66 per share and expire between March 9, 2025 and June 7, 2033.

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

Board Practices

Our Board currently consists of five members as listed above under "--Directors and Senior Management". The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Director Kenneth Hvid was elected at the 2024 annual meeting and has a term expiring in 2027. Director Peter Antturi has a term expiring in 2025 and intends to stand for re-election at the 2025 annual general meeting of shareholders. Director Poul Karlshoej was appointed to fill a board vacancy in December 2024, and intends to stand for re-election at the 2025 annual general meeting of shareholders. Directors Heidi Locke Simon and Rudolph Krediet have terms expiring in 2026. Heidi Locke Simon currently serves as Chair of the Board.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kenneth Hvid, Teekay’s President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Poul Karlshoej and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions".

The Board has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors – Teekay Corporation Ltd. – Governance” from the home page of our website at www.teekay.com.

The NYSE exempts a company like ours, which is a “foreign private issuer”, from certain of the corporate governance requirements applicable to U.S. companies subject to the NYSE corporate governance listing standards. We have relied on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please read "Item 16G – Corporate Governance".

The Board has the following two committees: Audit Committee and Nominating, Governance and Compensation Committee. The membership and the functions of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters are available under “Investors – Teekay Corporation Ltd. – Governance” from the home page of our website at www.teekay.com. During 2024, the Board held five meetings, and each director attended all Board meetings. The members of the Audit Committee, former Compensation and Human Resources Committee and former Nominating and Governance Committee attended all committee meetings in 2024.

Audit Committee

Our Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is currently comprised of director Heidi Locke Simon as sole member and Chair, while directors Peter Antturi and Rudolph Krediet act as non-voting observers. The Board has determined that Ms. Locke Simon is financially literate and qualifies as an "audit committee financial expert", as such term is defined in the rules of the SEC.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:
•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of directors who satisfy applicable NYSE compensation committee independence standards. The committee membership currently includes directors Rudolph Krediet (Chair), Peter Antturi and Poul Karlshoej. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with our largest shareholder and its parent company.

The Nominating, Governance and Compensation Committee:
•identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;
•maintains oversight of the operation and effectiveness of the Board and our corporate governance;
•develops, updates and recommends to the Board corporate governance principles and policies applicable to us, and monitors compliance with these principles and policies;
•oversees the evaluation of the Board and its committees;
•reviews and approves goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;
•reviews and approves the evaluation process and determination of compensation structure for executive officers, other than the Chief Executive Officer, and reports such determinations and actions to the Board;
•reviews and makes recommendations to the Board regarding compensation for directors;
•exercises overall responsibility for approving and evaluating our incentive compensation and equity-based plans;
•oversees our other compensation plans, policies and programs; and
•undertakes any other duties and responsibilities relating to compensation or governance matters that the Board may delegate to the committee, or that the committee deems appropriate for it to carry out its purpose under its committee charter.

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

Crewing and Staff

As at December 31, 2024, the Teekay Group employed approximately 2,000 seagoing staff serving on vessels owned and managed by us, and approximately 330 shore-based personnel, compared to approximately 2,000 seagoing and 300 shore-based personnel as at December 31, 2023 and 2,100 seagoing and 370 shore-based personnel as at December 31, 2022. On December 31, 2024, Teekay Tankers acquired from us the remaining management services companies not previously owned by Teekay Tankers. Following such acquisition, Teekay Tankers directly employs our officers and staff.

We and Teekay Tankers regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Manila, Philippines; Mumbai, India; and Sydney, Australia, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

Teekay Tankers' subsidiaries are party to a collective bargaining agreement with the Philippine Seafarers’ Union and the National Union of Seafarers of India (NUSI), each of which is an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of Teekay Tankers' officers and seafarers that operate its vessels. Teekay Tankers' subsidiaries are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seafarers employed through Teekay Tankers' Australian operations. Teekay Tankers believes its relationships with these labor unions are good, with long-term collective bargaining agreements that demonstrate commitment from both parties.
Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2025, of our common shares by our directors and executive officers as a group, described above under "--Directors and Senior Management" as at the date of this Annual Report. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of April 30, 2025 (60 days after March 1, 2025) through the exercise of any common stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (6 persons) (1)(2)	2,538,699	3.0% (3)
 ____________________________
(1)Includes 1,725,925 common shares subject to stock options exercisable as of April 30, 2025 under our equity incentive plans with a weighted-average exercise price of $5.44 that expire between March 7, 2026 and June 7, 2033. Excludes 566,842 common shares subject to stock options that may become exercisable after April 30 2025 under the plans with a weighted average exercise price of $4.25, that expire between June 30, 2032 and June 7, 2033. Also includes 685,569 restricted stock units that have vested but have not been issued as at March 1, 2025. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder”.

(2)Each director is expected to hold shares or certain other types of awards of Teekay or Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board or any subsequent increase in the equity retainer. In addition, each executive officer and certain other senior employees are expected to acquire shares of Teekay’s or Teekay Tankers' common shares or certain other types of awards equivalent in value to one to four times their annual base salary (depending on their respective positions). These executive officers and senior employees have to comply with these guidelines within five years after joining Teekay or achieving a position covered by the guidelines.
(3)Each director and executive officer, except Kenneth Hvid, our President and Chief Executive Officer, beneficially owns less than 1% of the outstanding common shares. As of March 1, 2025, Mr. Hvid beneficially owned 1,960,807 common shares, representing approximately 2.3% of our then-outstanding common shares.

Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2025, of Teekay’s common shares by each person we know to beneficially own more than 5% of the common shares. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2025 (60 days after March 1, 2025) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	38.2%
Dimensional Fund Advisors LP (2)	5,767,594	6.9%
 ____________________________
(1)This information is based on the Schedule 13D/A (Amendment No. 14) filed by Resolute and Path with the SEC on February 20, 2025, which reports shared voting and shared dispositive power with respect to all shares. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. Resolute’s beneficial ownership was 38.2% on March 1, 2025, and 35.1% on December 31, 2023. For additional information on the relationships between Resolute and certain of our directors, please see the section titled "Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder” below.
(2)This information is based on the Form 13F filed with the SEC by Dimensional Fund Advisors LP on February 13, 2025, which reports that Dimensional Fund Advisors has sole investment discretion with respect to 5,556,254 shares, shared investment discretion with respect to 211,340 shares, sole voting power with respect to 5,456,956, shared voting power with respect to 211,340 shares and no voting power with respect to 99,298 shares.
(3)Based on a total of 83,539,538 outstanding common shares as of March 1, 2025.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Teekay.

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiary, Teekay Tankers. Certain of these relationships and transactions are described below.

Relationships with Our Major Shareholder

As of March 1, 2025, Resolute owned approximately 38.2% of our outstanding common shares. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Rudolph Krediet, is a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Limited, the parent company of Resolute. Another director, Poul Karlshoej, is a consultant at Anholt Services (USA) Inc. and serves on its Investment Committee, and is also a shareholder and director of Path. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates.

Our Directors and Executive Officers

Our directors also serve as directors of Teekay Tankers, including Ms. Locke Simon as Chair of Teekay Tankers. Our executive officers Kenneth Hvid and Brody Speers also serve as the President and Chief Executive Officer and Chief Financial Officer, respectively, of Teekay Tankers.

Until December 31, 2024, the Chief Executive Officer and Chief Financial Officer of Teekay Tankers were employees of Teekay's subsidiaries, and therefore their compensation (other than any awards under the long-term incentive plan of Teekay Tankers) was paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2024, 2023 and 2022, these reimbursement obligations totaled approximately $4.1 million, $2.1 million and $1.7 million, respectively. Effective December 31, 2024, the Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employed directly by subsidiaries of Teekay Tankers.

Relationship and Management Agreements with Teekay Tankers

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

Management Agreement. In connection with its initial public offering, Teekay Tankers entered into the Management Agreement with a Teekay subsidiary as manager. The manager under the Management Agreement is currently Teekay Services Limited (or the Manager), which was previously a Teekay subsidiary until December 31, 2024, and is now a Teekay Tankers subsidiary as of the date of this Annual Report.

Pursuant to the Management Agreement, the Manager agreed to provide the following types of services to Teekay Tankers: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business, including through access to Teekay's executive officers, who until December 31, 2024 were employees of Teekay subsidiaries). Following Teekay Tankers' purchase from Teekay in 2018 of Teekay's subsidiary that previously provided commercial management and technical services for most of Teekay Tankers’ fleet, Teekay Tankers elected not to receive such services from Teekay.

Under the Management Agreement, Teekay Tankers paid fees for administrative and strategic services provided that reimbursed the Manager for its related direct and indirect expenses in providing such services and which included a profit margin. During 2024, 2023, and 2022, Teekay Tankers incurred fees of $37.0 million, $35.9 million and $32.2 million, respectively, for all of these services and during 2024, 2023, and 2022, the Manager paid to Teekay Tankers subsidiaries with which it subcontracted for certain services, $0.0 million, $0.3 million, and $0.9 million, respectively.

Following Teekay Tankers' purchase from us effective December 31, 2024 of certain subsidiaries, including the Manager, Teekay Tankers no longer receives services from us under the Management Agreement.

In connection with Teekay Tankers' acquisition of Tanker Investments Ltd. (or TIL) in November 2017, the Manager waived certain management fees payable under the existing TIL management agreement, but did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the TIL merger, which fee is equal to 1.0% of the aggregate consideration payable to Teekay Tankers, TIL or its subsidiaries pursuant to a sale contract. Pursuant to the transfer of the Manager to Teekay Tankers effective December 31, 2024, any transaction fees payable under this arrangement will henceforth be paid to Teekay or its affiliates, as the case may be.

Management Agreements with Teekay Tankers. As of December 31, 2024, Teekay’s executive officers are employed by Teekay Tankers subsidiaries and they provide services to Teekay and its affiliates pursuant to management services agreements, with the compensation of those executive officers (other than any awards under Teekay’s long-term incentive plan) being set and paid by Teekay Tankers or its subsidiaries. Teekay will reimburse Teekay Tankers for time spent by the executive officers on Teekay’s management matters. This reimbursement is a component of the management fee Teekay will pay to Teekay Tankers pursuant to the management services agreements.

Other

Please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions” for information about other related party transactions.
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

Dividend Policy

From our initial public offering in 1995 until the quarter ended December 31, 2018, we declared and paid a regular cash dividend. Our Board eliminated the quarterly dividend on Teekay’s common shares commencing with the quarter ended March 31, 2019. Our Board declared and paid a special cash dividend of $1.00 per common share in December 2024. Any future dividends by Teekay will be paid when, as and if determined by our Board.
In 2018, Teekay Tankers eliminated its regular dividend payments in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, Teekay Tankers revised its dividend policy to provide that dividend payments would be subject to the discretion of its Board of Directors going forward. In May 2023, Teekay Tankers' Board of Directors approved an updated capital allocation plan under which it declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared and paid for the quarter ended March 31, 2023. In addition, Teekay Tankers' Board of Directors declared and paid a special cash dividend of $1.00 per common share in May 2023 and another special cash dividend of $2.00 per common share in May 2024. Any future dividends by Teekay Tankers will be paid when, as and if determined by Teekay Tankers' Board of Directors.

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

Significant Changes

Please read “Item 18 – Financial Statements: Note 23 – Subsequent Events" for descriptions of significant changes that have occurred since December 31, 2024”. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Development and Results of Operations".
Item 9.The Offer and Listing
Our common shares are traded on the NYSE under the symbol “TK”.
Item 10.Additional Information
Memorandum of Continuance and Bye-laws

Our Memorandum of Continuance and Bye-laws have been filed as Exhibit 3.4 and Exhibit 3.5, respectively, to our Registration Statement on Form F-4 (Registration No. 333-281337) filed with the SEC on August 7, 2024, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our shares are described in Amendment No. 1 to our Registration Statement on Form 8-A (entitled "Description of Registrant's Securities to be Registered") (File No. 1-12874), filed with the SEC on October 1, 2024, and are hereby incorporated by reference into this Annual Report.

Material Contracts

The contracts included as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of our credit facilities are included in "Item 18 – Financial Statements: Note 8 – Long-Term Debt".

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on the transfer of our common shares, except as may be required by law. The consent of the Bermuda Monetary Authority (or BMA) must be sought for the issue and free transferability of all of our shares to and between persons resident and non-resident of Bermuda for exchange control purposes, provided that such shares remain listed on an appointed stock exchange. The Company's common shares are currently listed on an appointed stock exchange, the NYSE. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.

Taxation

Teekay was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of the Marshall Islands on December 20, 1999. The Company was re-domesticated in Bermuda on October 1, 2024. Its principal executive offices are located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common shares may be subject.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to shareholders. This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation Ltd.

This discussion is limited to shareholders who hold their common shares as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:
•dealers in securities or currencies,
•traders in securities that have elected the mark-to-market method of accounting for their securities,
•persons whose functional currency is not the U.S. dollar,
•persons holding our common shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•certain U.S. expatriates,
•financial institutions,
•insurance companies,

•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our common shares (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common shares.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our common shares.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common shares that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common shares will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common shares by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we have never been, and we do not expect to be for the 2025 tax year, classified as a PFIC, as discussed below). Any dividends received with respect to our common shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common shares if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common shares. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that are treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common shares.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short -term capital gain or loss otherwise and (ii) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common shares.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the shares or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income (or the PFIC income test), or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We have significant cash assets, including our cash assets and cash taken into account pursuant to the “look through” rule described above that is held by Teekay and Teekay Tankers, primarily as a result of the sale of our gas shipping business in 2022 and due to the strong tanker market and resulting earnings over the past several years, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2025 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a risk that we could become a PFIC in 2025 and may be a PFIC in future tax years. In addition, should Teekay Tankers dispose of a certain number of its vessels in 2025 or future tax years for cash without immediately replacing those vessels, we expect this would further increase the risk that we would become a PFIC in 2025 or future tax years due to the receipt of the cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2025 or future tax years. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value), such as by way of us selling equity interests in Teekay Tankers, by way of Teekay Tankers issuing new equity and diluting our ownership, or by way of a merger of Teekay Tankers, based on our current asset portfolio, we expect that the occurrence of any such event would result in us becoming a PFIC in the year in which any such event occurred. If any of the scenarios set out above were to occur or any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets, or a significant increase of our cash or other passive assets, our PFIC status for 2025, and any future tax year, will depend significantly upon how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers, or received by Teekay Tankers from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a risk that U.S. tax authorities could treat us as a PFIC in 2025 and may treat us as a PFIC in future years, and there can be no assurance that we will not be a PFIC in 2025 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common shares and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common shares, or the shares of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2025 tax year or any future tax year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. If we were to become a PFIC in 2025, the Electing Holders would be required to include their pro rata share of our ordinary earnings and net taxable capital gain, if any, in their income for their 2025 tax year. The Electing Holder’s adjusted tax basis in our common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common shares and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common shares during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common shares on the “qualification date.” The qualification date is the first day of our tax year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our tax years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common shares during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2025. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common shares.

Taxation of U.S. Holders Making a Mark-to-Market Election. If we were to be treated as a PFIC for any tax year and, as we anticipate, our common shares were treated as “marketable shares”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common shares and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each tax year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common shares at the end of the tax year over the U.S. Holder’s adjusted tax basis in the common shares.

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the fair market value thereof at the end of the tax year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common shares in tax years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common shares in tax years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable shares, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our tax years and we were a PFIC for a prior tax year during which such U.S. Holder held our common shares and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first tax year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common shares exceeds the U.S. Holder’s adjusted tax basis in the common shares at the end of the first tax year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any tax year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a tax year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the Non-Electing Holder’s holding period for our common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common shares;
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

Additionally, for each year during which a U.S. Holder holds our common shares, we are a PFIC, and the total value of all PFIC shares that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common shares. In addition, if a Non-Electing Holder, who is an individual, dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including shares in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a tax year, or $75,000 at any time during that tax year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that tax year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938.U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common shares unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.

Sale, Exchange or Other Disposition of Common Shares

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common shares unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the tax year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common shares are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.

Information Reporting and Backup Withholding

In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common shares held by a Non-Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:
•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our common shares to a Non-U.S. Holder if such dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our common shares to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Bermuda Tax Considerations

Following the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to the Teekay and Teekay Tankers Bermuda Constituent Entity Groups on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such profits and/or income. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders. As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of and do not reside in, maintain offices in or engage in business in Bermuda.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Bermuda, of such shareholder's investment in us. Accordingly, each shareholder is urged to consult a tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such shareholder.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, credit risk associated with the counterparties that hold our cash and cash equivalents and short-term investments, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities".

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

In some cases, we hedge our near-term foreign currency exposure but this hedging historically has not exceeded three years forward. As at December 31, 2024, we were not committed to any foreign currency forward contracts.

Equity Price Risk

Our investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment. As of December 31, 2024, a 10% increase or decrease in the market price of marketable securities held by us would have increased or decreased the fair value of our investment and net income by approximately $2.2 million, prior to taxes.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that required us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at December 31, 2024, no balance was drawn from our revolving credit facility.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31, 2024 we were not committed to any interest rate swap agreements.

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

Spot Tanker Market Rate Risk

We are exposed to fluctuations in spot tanker market rates, which can adversely affect our revenues. To reduce its exposure, at times Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of income. As at December 31, 2024, we were not committed to any forward freight agreements.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2024.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2024. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Heidi Locke Simon, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Corporation Ltd. – Governance” from the home page of our website (www.teekay.com). We also intend to disclose, under “Investors – Teekay Corporation Ltd. – Governance” in the Investors section of our website, any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2024 and 2023 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2024 and 2023.

Fees (in thousands of U.S. dollars)	2024	2023
Audit Fees (1)	1,683	1,596
Audit-Related Fees (2)	53	32
Tax Services (3)	—	—
Total	1,736	1,628
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2024 and 2023 include approximately $1,013,000 and $904,000, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.
(3)Nominal tax fees for attestation services for statutory purposes.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2024 and 2023.

In fiscal 2024, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of SEC Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 5% of total audit-related fees for fiscal 2024.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On each of August 11, 2022 and March 22, 2023, we publicly announced that our Board had authorized share repurchase programs for the repurchase of up to $30 million of common shares. Following the completion of these share repurchase programs, our Board authorized two additional share repurchase programs in June 2023 and September 2024 for the repurchase of up to an additional $25 million and $40 million, respectively, of our common shares. Under these programs, repurchases could be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. As at the date of this Annual Report, we have completed the four repurchase programs described above. All open market repurchases were made in accordance with Rule 10b-18 of the Exchange Act.

On October 30, 2024, we publicly announced that our Board had authorized a new share repurchase program for the repurchase of up to $40 million of our outstanding common shares. Under the new program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the Exchange Act. As at March 1, 2025, the total remaining share repurchase authorization was $28.6 million.

The following table presents all of our repurchases of common shares during the year ended December 31, 2024.

Plan	Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Approximate dollar value of shares that may yet be purchased under the programs (in US$ millions)
		#	$	#	$
1	February 22, 2024	12,253	7.06	12,253	19.1
1	August 12 to August 30, 2024	1,749,660	7.97	1,761,913	5.1
1	September 3 to September 10, 2024	636,692	8.07	2,398,605	0.0
2	September 10 to September 30, 2024	1,815,077	8.92	4,213,682	23.8
2	October 1 to October 24, 2024	2,703,233	8.81	6,916,915	0.0
3	December 12 to December 26, 2024	1,103,126	6.30	8,020,041	33.0
		8,020,041	8.24	8,020,041	33.0
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies, and which difference are permitted by New York Stock Exchange (or NYSE) rules for “foreign private issuers” such as Teekay:
•In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans or prior to certain equity issuances (including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction), the Board of Directors approves such adoption or issuance; and
•The Board of Directors' Audit Committee includes one member and two non-voting observers.

There are no other significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing requirements of the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted an insider trading policy (or Insider Trading Policy), which outlines procedures governing the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees and consultants that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, including the applicable listing standards of the NYSE. The Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report.
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

Governance

The Board has delegated responsibility for oversight of information systems and security (including cybersecurity) to the Audit Committee, which also supports the Board in overseeing aspects of the Company’s ERM Program. As a matter of course, the Audit Committee is informed of any cybersecurity incidents dealt with under the Incident Response Plan as part of the routine reporting by management to the Audit Committee on matters under its purview. The Audit Committee reviews and discusses with management the Company’s major risk exposures related to information systems and security (including cybersecurity), and the steps management has taken to mitigate, monitor and control any such exposures. The Audit Committee also receives regular briefings from the CIO, who is supported by the Cybersecurity Director, on the Company’s and the Teekay Group’s readiness to deal with any information system security threats and incidents and the effectiveness of our cybersecurity program. The Audit Committee reports to the Board on significant issues that arise with respect to information systems and security (including cybersecurity) affecting the Teekay Group as the committee deems appropriate. The Chair of the Audit Committee has completed the CERT Certificate in Cyber-Risk Oversight offered by the National Association of Corporate Directors.

The CIO leads all components of our IT functions. Our CIO has over 16 years of IT experience with the Teekay Group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 13 years of experience in IT and cybersecurity. Prior to joining the Teekay Group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

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

When responding to a potential cybersecurity incident pursuant to the Incident Response Plan, the Chief Financial Officer and General Counsels, in consultation with the CIO, determine the timing and extent of the Audit Committee’s specific oversight responsibilities in light of its role in providing general oversight of cybersecurity matters. The Audit Committee will be promptly notified if a cybersecurity incident were to occur and is determined to be material or potentially material by our senior management and incident response team.
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Continuance of Teekay Corporation Ltd. (1)
1.2	Bye-laws of Teekay Corporation. (1)
2.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and Teekay Corporation Ltd. (2)
2.2	Specimen of Teekay Corporation Ltd. Common Share Certificate. (2)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act. (3)
4.1	Form of Indemnification Agreement between Teekay and each of its officers and directors. (4)
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

4.5	Equity Distribution Agreement dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc. (8)
4.6	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings L.P., Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (9)
4.7	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings L.P. (9)
4.9	2023 Equity Incentive Plan. (6)
4.10	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch, and various other banks, for a $350.0 million long-term debt facility. (10)
8.1	List of Subsidiaries. *
11.1	Insider Trading Policy *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay’s Chief Financial Officer. *
13.1	Teekay Corporation Ltd. Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Corporation Ltd. Certification of Brody Speers, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Corporation Ltd. Incentive Compensation Recovery Policy. (11)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
_________________________
•Filed herewith.
** Furnished herewith.
(1)Previously filed as exhibits to the Company’s Registration Statement on Form F-4 (Registration No. 333-281337) filed with the SEC on August 7, 2024, as applicable, and hereby incorporated by reference to such Registration Statement.
(2)Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 1-12874) filed with the SEC on October 1, 2024, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.
(3)Previously filed as Amendment No. 1 to our Registration Statement on Form 8-A (File No. 1-12874) filed with the SEC on October 1, 2024, and hereby incorporated by reference to such Registration Statement.
(4)Previously filed as an exhibit to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 1, 2021, and hereby incorporated by reference to such Report.

(5)Previously filed as Exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 19, 2007, and hereby incorporated by reference to such Report.
(6)Previously filed as Exhibits 99.1 and 99.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-282448), filed with the SEC on October 1, 2024, as applicable, and hereby incorporated by reference to such Registration Statement.
(7)Previously filed as exhibit 4.32 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 9, 2020, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 4.15 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 1, 2021, and hereby incorporated by reference to such Report.
(9)Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, as applicable, and hereby incorporated by reference to such Report.
(10)Previously filed as exhibit 4.10 to the Company's Report on Form 6-K (File No. 1-12874), filed with the SEC on May 12, 2023, and hereby incorporated by reference to such Report.
(11)Previously filed as exhibit 97 to the Company's Report on Form 20-F (File No. 1-12874), filed with the SEC on March 15, 2024, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION LTD.
By:	/s/ Brody Speers
Brody Speers
Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:

March 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Teekay Corporation Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which are primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2024 was $1,132,109 thousand. The Company did not identify any indicators of impairment as of December 31, 2024 for its vessels and equipment.
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

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.
Vancouver, Canada
March 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Teekay Corporation Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Corporation Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2025 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 14, 2025

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 22)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Revenues (notes 3)	1,220,374	1,464,975	1,190,184
Voyage expenses	(405,546)	(474,371)	(495,604)
Vessel operating expenses	(252,594)	(241,585)	(275,139)
Charter hire expenses	(74,795)	(70,836)	(27,374)
Depreciation and amortization	(93,582)	(97,551)	(99,033)
General and administrative expenses	(61,058)	(57,590)	(57,552)
Gain on sale and write-down of assets (note 15)	38,080	10,360	21,863
Restructuring charges (note 16)	(5,632)	(1,677)	(11,579)
Income from operations	365,247	531,725	245,766
Interest expense	(7,542)	(28,009)	(38,580)
Interest income	37,218	24,128	6,689
Equity income (note 5)	2,767	3,432	244
Other - net (note 17)	4,334	(1,691)	(3,066)
Income from continuing operations before income taxes	402,024	529,585	211,053
Income tax expense (note 18)	(405)	(12,162)	(1,417)
Income from continuing operations	401,619	517,423	209,636
Loss from discontinued operations (note 22)	—	—	(20,276)
Net income	401,619	517,423	189,360
Net income attributable to non-controlling interests (note 1)	(267,849)	(366,782)	(110,953)
Net income attributable to the shareholders of Teekay Corporation	133,770	150,641	78,407
Amounts attributable to the shareholders of Teekay Corporation
Income from continuing operations	401,619	517,423	209,636
Net income attributable to non-controlling interests, continuing operations	(267,849)	(366,782)	(172,881)
Net income attributable to the shareholders of Teekay Corporation, continuing operations	133,770	150,641	36,755
Loss from discontinued operations	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	133,770	150,641	78,407
Per common share attributable to the shareholders of Teekay Corporation (note 19)
• Basic income from continuing operations attributable to shareholders of Teekay Corporation	1.47	1.59	0.36
• Basic income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	0.41
• Basic income	1.47	1.59	0.77
• Diluted income from continuing operations attributable to shareholders of Teekay Corporation	1.42	1.54	0.35
• Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	0.40
• Diluted income	1.42	1.54	0.76
• Cash dividends declared	1.00	—	—
Weighted average number of common shares outstanding (note 19)
• Basic	91,285,538	94,484,659	102,119,129
• Diluted	93,275,031	96,644,969	104,415,597
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 22)
(in thousands of U.S. dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Net income	401,619	517,423	189,360
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	20	1,024
Amounts reclassified from accumulated other comprehensive loss
Realized loss on qualifying cash flow hedging instruments - discontinued operations	—	—	682
Realized loss on pension adjustment	—	1,952	—
Other comprehensive income	—	1,972	1,706
Comprehensive income	401,619	519,395	191,066
Comprehensive income attributable to non-controlling interests	(267,849)	(366,782)	(111,362)
Comprehensive income attributable to shareholders of Teekay Corporation	133,770	152,613	79,704
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2024 $	As at December 31, 2023 $
ASSETS
Current
Cash and cash equivalents (notes 11 and 20)	685,331	480,080
Short-term investments	10,000	172,604
Marketable securities (note 11)	22,442	—
Restricted cash – current (notes 11 and 20)	3,673	691
Accounts receivable	83,317	117,794
Accrued revenue	57,605	70,026
Bunker and lube oil inventory	45,990	53,219
Asset held for sale	—	11,910
Prepaid expenses	12,828	15,624
Other current assets (note 11)	5,873	—
Total current assets	927,059	921,948
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $570.9 million (2023 – $440.9 million)	1,132,109	929,237
Vessels related to finance leases, at cost, less accumulated amortization of $0 (2023 – $92.4 million) (note 9)	—	228,973
Operating lease right-of-use assets (note 9)	52,162	76,314
Total vessels and equipment	1,184,271	1,234,524
Investment in and loan to equity-accounted investment (note 5)	15,998	15,731
Goodwill, intangibles and other non-current assets (note 6)	25,787	24,435
Total assets	2,153,115	2,196,638
LIABILITIES AND EQUITY
Current
Accounts payable	25,706	33,954
Accrued liabilities and other (note 7)	82,000	82,468
Current obligations related to finance leases (note 9)	—	20,517
Current portion of operating lease liabilities (note 9)	24,875	35,882
Total current liabilities	132,581	172,821
Long-term obligations related to finance leases (note 9)	—	119,082
Long-term operating lease liabilities (note 9)	28,716	40,432
Other long-term liabilities (note 7)	56,651	63,957
Total liabilities	217,948	396,292
Commitments and contingencies (notes 8, 9, 10 and 21)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 84,059,952 shares outstanding and 85,163,078 shares issued (2023 – 91,006,182 shares outstanding and 92,379,826 shares issued)) (note 12)	876,635	945,471
Accumulated deficit	(166,872)	(213,193)
Non-controlling interest	1,225,404	1,068,068
Total equity	1,935,167	1,800,346
Total liabilities and equity	2,153,115	2,196,638
Subsequent events (note 23)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 22)
(in thousands of U.S. dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Cash, cash equivalents, restricted cash and cash held for sale provided by (used for)
OPERATING ACTIVITIES
Net income	401,619	517,423	189,360
Less: Loss from discontinued operations	—	—	20,276
Income from continuing operations	401,619	517,423	209,636
Non-cash and non-operating items:
Depreciation and amortization	93,582	97,551	99,033
Gain on sale and write-down of assets (note 15)	(38,080)	(10,360)	(21,863)
Loss on bond repurchase (note 8)	—	—	12,694
Other	1,832	18,867	5,089
Change in operating assets and liabilities (note 20)	8,232	6,339	(132,301)
Net operating cash flow - continuing operations	467,185	629,820	172,288
Net operating cash flow - discontinued operations (note 22)	—	—	26,866
Net operating cash flow	467,185	629,820	199,154
FINANCING ACTIVITIES
Issuance costs, net of proceeds from issuance of long-term debt	—	(3,536)	—
Prepayments of long-term debt	—	(1,000)	(614,677)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	—	(21,184)	(56,914)
Proceeds from short-term debt	—	50,000	134,000
Prepayments of short-term debt	—	(50,000)	(159,000)
Proceeds from financings related to sale-leaseback of vessels, net of issuance costs	—	—	288,108
Prepayments of obligations related to finance leases	(136,955)	(364,201)	—
Scheduled repayments of obligations related to finance leases	(5,213)	(34,113)	(50,636)
Sale of Teekay Tankers common shares (note 13)	—	—	22,809
Purchase of Teekay Tankers common shares (note 13)	(50,015)	(4,765)	(5,269)
Distributions from subsidiaries to non-controlling interests	(73,222)	(42,543)	—
Cash dividends paid	(85,018)	—	—
Repurchase of Teekay Corporation common shares (note 12)	(66,280)	(50,713)	(15,369)
Issuance of common shares upon exercise of stock options	5,737	5,833	—
Other financing activities	(5,482)	(4,192)	—
Net financing cash flow - continuing operations	(416,448)	(520,414)	(456,948)
Net financing cash flow - discontinued operations (note 22)	—	—	—
Net financing cash flow	(416,448)	(520,414)	(456,948)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments (note 1)	162,604	37,396	(210,000)
Purchase of marketable securities	(21,041)	—	—
Proceeds from sale of vessels and equipment (note 15)	88,778	23,561	82,621
Vessel acquisition	(70,504)	—	—
Expenditures for vessels and equipment	(4,841)	(10,198)	(15,430)
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 22)	—	—	454,789
Repayments by (advances to) equity-accounted joint venture	2,500	3,900	(3,000)
Net investing cash flow - continuing operations	157,496	54,659	308,980
Net investing cash flow - discontinued operations (note 22)	—	—	—
Net investing cash flow	157,496	54,659	308,980
Increase in cash, cash equivalents and restricted cash	208,233	164,065	51,186
Cash, cash equivalents and restricted cash, beginning of the year	480,771	316,706	265,520
Cash, cash equivalents and restricted cash, end of the year	689,004	480,771	316,706
Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Common Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income	—	—	78,407	—	110,953	189,360
Other comprehensive income	—	—	—	1,297	409	1,706
Repurchase of common shares	(3,759)	(35,789)	20,420	—	—	(15,369)
Equity-based compensation (note 12)	506	4,027	—	—	—	4,027
Impact of deconsolidation of Teekay Gas Business (note 22)	—	—	—	22,241	(1,284,890)	(1,262,649)
Changes to non-controlling interest from equity contributions and other	—	—	17,810	—	2,238	20,048
Balance at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	150,641	—	366,782	517,423
Other comprehensive income	—	—	—	1,972	—	1,972
Dividends declared	—	—	—	—	(42,921)	(42,921)
Repurchase of common shares	(8,885)	(84,311)	33,597	—	—	(50,714)
Equity-based compensation (note 12)	1,573	7,742	—	—	—	7,742
Changes to non-controlling interest from equity contributions and other	—	—	(826)	—	(1,936)	(2,762)
Balance at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
Net income	—	—	133,770	—	267,849	401,619
Dividends declared	—	—	(86,582)	—	(73,749)	(160,331)
Repurchase of common shares	(8,020)	(75,120)	8,839	—	—	(66,281)
Equity-based compensation (note 12)	1,074	6,284	—	—	—	6,284
Changes to non-controlling interest from equity contributions and other	—	—	(9,706)	—	(36,764)	(46,470)
Balance at December 31, 2024	84,060	876,635	(166,872)	—	1,225,404	1,935,167
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies
Basis of presentation

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation Ltd. (or Teekay), which is incorporated under the laws of Bermuda, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

Certain of Teekay’s significant non-wholly-owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries: Teekay Tankers and, until January 13, 2022 (see below), Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)). As of December 31, 2024, Teekay had no ownership interest in Seapeak (2023 – 0.0%) or Seapeak's general partner. As of December 31, 2024, Teekay owned 31.0% of the share capital of Teekay Tankers (2023 – 28.7%), including Teekay Tankers' outstanding Class B common shares, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common share voting power maximum. Teekay maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers and thus consolidates this subsidiary. Prior to January 13, 2022 (see below), Teekay maintained control of Teekay LNG Partners by virtue of its 100% ownership interest in the general partner of Teekay LNG Partners, which was a publicly-traded partnership.

Effective on February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands, and changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

On October 4, 2021, Teekay LNG Partners and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contain the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company. See Note 22 – Discontinued Operations for further information.

On October 1, 2024, each of Teekay and Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. In accordance with Bermudian legal requirements, Teekay concurrently changed its name from "Teekay Corporation" to "Teekay Corporation Ltd." Following the redomiciliation, each of Teekay and Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.

Non-Controlling Interests

Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling interests’ share of these non-wholly-owned subsidiaries is reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interests’ share of the net income of these non-wholly-owned subsidiaries is reported in the Company’s consolidated statements of income as a deduction from the Company’s net income to arrive at net income attributable to the shareholders of Teekay.

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interest is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay), which is consistent with how dividends were paid or were payable for these non-wholly-owned subsidiaries. In periods when vessels were sold by Teekay LNG Partners or Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiaries Teekay LNG Partners or Teekay Tankers. As reflected in the table below, during 2024, 2023 and 2022, such vessel sales by Teekay Tankers resulted in increases (decreases) in net income of Teekay Tankers attributable to the non-controlling interest (controlling interest) of $(10.1) million, $nil, and $10.6 million, respectively. Upon the sale and deconsolidation of Teekay LNG Partners on January 13, 2022, $84.8 million, which is the total unrecognized net deferred gains relating to vessels previously sold from Teekay to Teekay LNG Partners, was recognized as an increase to net income attributable to non-controlling interests for the year ended December 31, 2022.

On December 31, 2024, Teekay Tankers acquired from Teekay its Australian operations and all of its management service companies not then owned by Teekay Tankers. As part of the transaction, Teekay transferred to Teekay Tankers its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). The amount of this liability was deducted from the purchase price for Teekay's Australian operations and Teekay's management service companies. As a result of the acquisition, Teekay Tankers recorded an equity distribution of $61.4 million in equity and Teekay deferred the associated unrecognized gain.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Prior to its conversion to a limited liability company in February 2022, Seapeak had limited partners and a general partner. Seapeak's general partner was wholly-owned by Teekay until January 13, 2022. Seapeak's limited partners held common units and preferred units. For each quarterly period, the method of attributing Seapeak’s net income (loss) of that period to the non-controlling interests of Seapeak begins by attributing net income of Seapeak to the non-controlling interests which hold 100% of the preferred units of Seapeak based on the amount of preferred unit distributions declared for the quarterly period.

The total net income of Teekay’s consolidated partially-owned entities and the attribution of that net income to controlling and non-controlling interests is as follows:

	Net income (loss) attributable to non-controlling interests				Controlling Interest		Net income of consolidated partially-owned entities (1)
	Non-public partially-owned subsidiaries	Preferred unit-holders	Earnings (Loss)	Total Non-Controlling Interest	Earnings	Total Controlling Interest (Teekay)
Teekay Tankers	—	—	267,792	267,792	124,131	124,131	391,923
Other entities and eliminations	—	—	57	57
Year Ended December 31, 2024	—	—	267,849	267,849
Teekay Tankers	—	—	366,909	366,909	146,762	146,762	513,671
Other entities and eliminations	—	—	(127)	(127)
Year Ended December 31, 2023	—	—	366,782	366,782
Seapeak (2)	872	928	(63,728)	(61,928)	100,364	100,364	38,436
Teekay Tankers	—	—	172,857	172,857	56,229	56,229	229,086
Other entities and eliminations	—	—	24	24
Year Ended December 31, 2022	872	928	109,153	110,953
(1)Includes earnings attributable to common and preferred shares.
(2)Seapeak forms part of discontinued operations during 2022.

When Teekay’s non-wholly-owned subsidiaries declare dividends to their owners or require all of their owners to contribute capital to the non-wholly-owned subsidiaries, such amounts are paid to, or received from, each of the owners of the non-wholly-owned subsidiaries based on the relative ownership interests in the non-wholly-owned subsidiary. As such, any dividends paid to, or capital contributions received from, the non-controlling interests are reflected as a reduction (dividends) or an increase (capital contributions) in non-controlling interest in the Company’s consolidated balance sheets.

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

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other - net in the accompanying consolidated statements of income.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

Time charters and FPSO contracts

Revenues from time charters or FPSO contracts accounted for as operating leases are recognized on a straight-line basis daily over the term of the contract. If collectability of the receipts from these contracts accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer. The Company disposed of its last FPSO unit in October 2022.

Upon commencement of a time charter or FPSO contract accounted for as a sales-type lease or direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and revenues over the term of the lease using the effective interest rate method. The non-lease element of receipts is recognized by the Company on a straight-line basis daily over the term of the contract. Dry-dock cost reimbursements allocable to the non-lease element of a time charter are recognized on a straight-line basis over the period between the previous scheduled dry dock and the next scheduled dry dock. In addition, if collectability of non-lease receipts of payments from a customer is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the contract has been terminated or the Company has no remaining performance obligations.

The Company does not recognize revenues during days that the vessel is off-hire. When the time charter or FPSO contract contains a profit-sharing agreement, dry-dock cost reimbursements for time charters accounted for as operating leases, or other variable consideration, including performance-based metrics such as production tariffs and other operational performance measures, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. In addition, performance-based revenue based on a multi-period performance-based metric that is allocable to non-lease services provided, is estimated and recognized over the performance period to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.

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

Equity-based compensation

The Company grants stock options, restricted stock units, performance share units and restricted stock awards as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. The fair value is remeasured at the end of each reporting period for those awards that are required to be settled in cash. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common share and fully vested stock options as incentive-based compensation to non-management directors, which awards are expensed immediately (see note 12).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Compensation cost for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The compensation cost of the Company’s equity-based compensation awards is substantially reflected in general and administrative expenses. Awards that are required to be settled in cash are reflected in accrued liabilities in the Company's consolidated balance sheets.

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

Marketable securities

The Company's investments in equity securities (other than those accounted for using the equity method or consolidated) are recognized at cost and measured subsequently at fair value on the consolidated balance sheets. The equity securities are presented in marketable securities in current assets in the Company's consolidated balance sheets. Unrealized holding gains and losses for these equity securities are included in earnings.

Restricted cash

The Company maintains restricted cash deposits relating to certain forward freight agreements (or FFAs) and for the purpose of acquiring EU allowances (or EUAs), which are both presented as current on the consolidated balance sheet. For information about the EUAs, please see "Goodwill and intangible assets" in note 1. The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023, and which were presented as non-current on the consolidated balance sheets (see note 9).

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

Investments in equity-accounted joint venture

The Company’s investments in certain joint ventures and other partially-owned entities in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment experiences an other-than-temporary decline in value and if the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company's consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2024, 2023 and 2022 totaled $70.0 million, $71.9 million, and $71.9 million, respectively.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2022, to December 31, 2024:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Balance at the beginning of the year	40,573	51,474	62,914
Costs incurred for dry dockings	28,165	15,483	15,792
Dry-dock amortization	(23,182)	(25,245)	(26,666)
Write-down / sale of vessels	(901)	(1,139)	(566)
Balance at the end of the year	44,655	40,573	51,474

Vessels and equipment that are intended to be "held and used" in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2024, for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

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

For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired.

For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company's consolidated statements of income. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company's consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.

The Company recognizes the expense from short-term leases and any non-lease components of vessels time-chartered in from other owners, on a straight-line basis over the firm period of the charters. The expense is included in charter hire expense for vessel charters and general and administrative expenses for office leases.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The Company has determined that its time charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (technical operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to technically operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

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

As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EUAs related to greenhouse gas emissions from its vessels and those third-party vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. EUAs purchased by the Company or received from charterers are initially recognized at cost based on their purchase price if acquired by the Company, or their fair value on date of receipt, if received from charterers. EUAs that are purchased for emissions related to a chartered-in vessel are submitted to the vessel owner, who bears the responsibility to surrender the EUAs for its vessels. The Company is required to surrender EUAs to cover its vessels' emissions during each annual reporting period through its Union Registry account in September of the year following the end of the reporting period. EUAs held by the Company are included in other current assets in the consolidated balance sheets, if required to be surrendered within one year of the balance sheet date, or otherwise in intangible assets.

Obligation related to EU ETS

As part of the EU ETS requirements, the Company records a liability and voyage expenses related to its emissions level. The measurement of both the liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of its vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held by the Company is recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company's obligation to surrender EUAs is included in accrued liabilities in the consolidated balance sheets, if required to be settled within one year of the balance sheet date, or otherwise in other long-term liabilities.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions, and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other - net within the consolidated statements of income.

For charter contracts being accounted for as operating leases, if the remaining lease payments are no longer probable of being collected, any unpaid accounts receivable and any accrued revenue will be reversed against revenue and any subsequent payments will be recognized as revenue when collected until such time that the remaining lease payments are probable of being collected.

Asset retirement obligation

The Company had an asset retirement obligation (or ARO) relating to the recycling of the Petrojarl Foinaven FPSO unit in accordance with EU ship recycling regulations on completion of its last contract. The ARO was fully discharged in the third quarter of 2024, when the recycling of the Petrojarl Foinaven FPSO unit was completed.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. Please refer to Note 7 for further details of the Company's AROs.

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

The Company recognizes the tax benefits of uncertain tax positions only if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of income.

For the 2024 fiscal year, the Company believes that it and its subsidiaries are not subject to income taxation under the laws of Bermuda or of the Republic of the Marshall Islands, and that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries. The Company currently qualifies for the Section 883 exemption under U.S. federal income tax purposes.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company's consolidated statements of income. If a cash flow hedge is terminated or de-designated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company's consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt, non-designated bunker fuel swap contracts and forward freight agreements, and non-designated foreign currency forward contracts are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the Company's consolidated statements of income. Gains and losses from the Company’s non-designated cross currency swaps are recorded in income from discontinued operations in the Company's consolidated statements of income.

Accumulated other comprehensive loss

The following table contains the changes in the balances of each component of accumulated other comprehensive loss attributable to shareholders of Teekay for the periods presented.

	Pension Adjustments Relating to Continuing Operations $	Qualifying Cash Flow Hedging Instruments Related to Discontinued Operations $	Total $
Balance as of December 31, 2021	(2,996)	(22,514)	(25,510)
Other comprehensive loss and other	1,024	682	1,706
Impact of deconsolidation of Teekay Gas Business	—	21,832	21,832
Balance as of December 31, 2022	(1,972)	—	(1,972)
Other comprehensive income and other	1,972	—	1,972
Balance as of December 31, 2023	—	—	—
Other comprehensive income and other	—	—	—
Balance as of December 31, 2024	—	—	—

Employee pension plans

The Company has defined contribution pension plans covering a majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2024, 2023 and 2022, the amount of costs recognized for the Company’s defined contribution pension plans was $3.4 million, $3.2 million and $3.2 million, respectively.

During the year ended December 31, 2023, the Company disposed of its defined benefit pension plans in Australia and recognized a loss of $3.6 million in other - net in the consolidated statements of income. These defined benefit pension plans covered certain employees in Australia. The Company accrued the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets were valued at fair value. The overfunded or underfunded status of the defined benefit pension plans was recognized as assets or liabilities in the consolidated balance sheets. The Company recognized as a component of other comprehensive loss, the gains or losses that arose during a period but that were not recognized as part of net periodic benefit costs.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
2. Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:

•Significant to the segment,
•Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
•Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023. The Company has adopted this standard starting with its annual financial statements as at and for the year ended December 31, 2024. The impact of adopting this new accounting guidance resulted in additional disclosure for segmented reporting in the Company’s financial statements. Please refer to note 4 for segment reporting.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09) which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that for each interim and annual reporting period, an entity:
•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization, included in each relevant expense caption on the face of the income statement within continuing operations;
•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;
•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes three primary forms of contracts, consisting of voyage charter contracts, time-charter contracts and contracts for FPSO units. In October 2022, the Company divested its last remaining FPSO unit to a recycling yard.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and sometimes profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration under the Company’s contracts is typically recognized as incurred. The Company does not engage in any specific tactics to minimize vessel residual value risk.

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties, as well as providing corporate management services to certain entities. Such services may include the arrangement of third-party goods and services to be provided for the vessel’s owner. The performance obligations within these contracts typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement of crewing costs and vessel operational expenses for vessels being managed. Management fees are typically invoiced monthly.

The Company also generates revenues from ship-to-ship support services which include managing the process of transferring cargo between seagoing ships positioned alongside each other. The Company's performance obligations under these contracts are recognized as services are completed based on percentage of completion or, in the case of long-term contracts, the obligations are recognized over the duration of the contract period.

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

In October 2022, the Company divested its last remaining FPSO unit to a recycling yard and completed the recycling in 2024.

Revenue Table
The following tables contain the Company’s total revenue, excluding revenue of the Teekay Gas Business (see Note 22), for the years ended December 31, 2024, 2023 and 2022, by contract type, by segment and by business line within segments.

	Year Ended December 31, 2024
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charters	1,066,963	—	1,066,963
Time charters	24,773	1,142	25,915
Management fees and other	14,542	112,954	127,496
	1,106,278	114,096	1,220,374

	Year Ended December 31, 2023
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charters	1,321,487	—	1,321,487
Time charters	31,149	—	31,149
Management fees and other	11,816	100,523	112,339
	1,364,452	100,523	1,464,975

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2022
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charters	1,039,262	—	1,039,262
Time charters	14,738	—	14,738
FPSO contracts	—	27,064	27,064
Management fees and other	9,111	100,009	109,120
	1,063,111	127,073	1,190,184

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 22), by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	1,092,469	1,352,636	1,062,738
Variable lease payments – cost reimbursements (1)	409	—	18,326
	1,092,878	1,352,636	1,081,064
Non-lease revenue
Management fees and other income	127,496	112,339	109,120
Total	1,220,374	1,464,975	1,190,184
(1)Reimbursement for vessel operating expenditures, dry-docking expenditures and decommissioning expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer or decommission an asset or location.

Operating Leases
As at December 31, 2024, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, which contracts are scheduled to expire in May 2025 and May 2029, respectively. As at December 31, 2024, the future hire payments expected to be received by the Company under time charters then in place were approximately $14.4 million (2025), $7.4 million (2026), $7.4 million (2027), $7.4 million (2028) and $2.4 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2024, from unexercised option periods of contracts that existed on December 31, 2024, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts that have been accounted for as operating leases at December 31, 2024, was $26.4 million (2023 – $38.9 million). At December 31, 2024, the cost and accumulated depreciation of such vessels were $34.8 million (2023 – $51.1 million) and $8.4 million (2023 – $12.2 million), respectively.

Contract Liabilities
The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2024, and December 31, 2023, there were contract liabilities of $2.5 million and $3.4 million, respectively. During the years ended December 31, 2024, and December 31, 2023, the Company recognized $3.4 million and $1.7 million, respectively, of revenue that was included in the contract liability balance at the beginning of the respective periods, excluding such amounts of the Teekay Gas Business (see Note 22).
4. Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: (1) tankers and (2) marine services. The primary focus of the Company’s internal reporting and allocation of resources by the chief operating decision maker (or CODM) is on the two lines of business and its segments are presented accordingly on this basis. The tanker segment consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations). The marine services and other segment consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, and includes corporate and general administrative expense.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The CODM is the chief executive officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes the Company’s revenues, expenses, other segment items, income (loss) from operations and equity income by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 22), and reconciles such amounts to the Company’s consolidated income from continuing operations before income taxes for the periods presented in these financial statements:

	Year Ended December 31, 2024
	Tankers	Marine Services and Other	Elimination (1)	Total
	$	$	$	$
Revenues (note 3)	1,106,278	114,096	—	1,220,374
Voyage expenses	(405,546)	—	—	(405,546)
Vessel operating expenses	(150,605)	(101,989)	—	(252,594)
Time-charter hire expenses	(74,379)	(416)	—	(74,795)
Depreciation and amortization	(93,582)	—	—	(93,582)
General and administrative expenses (2)	(48,833)	(11,905)	(320)	(61,058)
Gain on sale and write-down of assets (note 15)	38,080	—	—	38,080
Restructuring charges (note 16)	(5,952)	—	320	(5,632)
Income (loss) from operations	365,461	(214)	—	365,247

Equity income	2,767	—		2,767
Non-segment reconciling items:
Interest expense				(7,542)
Interest income				37,218
Other - net (note 17)				4,334
Income from continuing operations before taxes				402,024
(1)Relates to inter-segment transactions that are eliminated on consolidation.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

	Year Ended December 31, 2023
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues (note 3)	1,364,452	100,523	1,464,975
Voyage expenses	(474,371)	—	(474,371)
Vessel operating expenses	(148,960)	(92,625)	(241,585)
Time-charter hire expenses	(70,836)	—	(70,836)
Depreciation and amortization	(97,551)	—	(97,551)
General and administrative expenses(1)	(45,936)	(11,654)	(57,590)
Gain on sale of assets (note 15)	10,360	—	10,360
Restructuring charges (note 16)	(1,248)	(429)	(1,677)
Income (loss) from operations	535,910	(4,185)	531,725

Equity income	3,432	—	3,432
Non-segment reconciling items:
Interest expense			(28,009)
Interest income			24,128
Other - net (note 17)			(1,691)
Income from continuing operations before taxes			529,585
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2022
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues (note 3)	1,063,111	127,073	1,190,184
Voyage expenses	(495,604)	—	(495,604)
Vessel operating expenses	(150,448)	(124,691)	(275,139)
Time-charter hire expenses	(27,374)	—	(27,374)
Depreciation and amortization	(99,033)	—	(99,033)
General and administrative expenses(1)	(41,769)	(15,783)	(57,552)
Gain on sale and write-down of assets (note 15)	8,888	12,975	21,863
Restructuring charges (note 16)	(1,822)	(9,757)	(11,579)
Income (loss) from operations	255,949	(10,183)	245,766

Equity income	244	—	244
Non-segment reconciling items:
Interest expense			(38,580)
Interest income			6,689
Other - net (note 17)			(3,066)
Income from continuing operations before taxes			211,053
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

Significant Customers

No customer accounted for more than 10% of the Company’s consolidated revenues, excluding such amounts of the Company’s discontinued operations (see Note 22), during the periods presented.

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2024 (1) $	December 31, 2023 (1) $
Tankers	1,416,789	1,508,243
Marine Services and Other	40,995	35,840
Cash and cash equivalents	685,331	480,080
Short-term investments	10,000	172,604
Eliminations (2)	—	(129)
Consolidated total assets	2,153,115	2,196,638
(1)There are no differences between the measurements of the segment assets and the Company’s consolidated assets.
(2)Relates to inter-segment balances that are eliminated on consolidation.

The following table includes capital expenditures by segment, excluding such amounts of the Company’s Teekay Gas Business (see Note 22), for the periods presented in these financial statements.

	December 31, 2024 $	December 31, 2023 $
Tankers	4,841	10,198
5. Investment in and Advances to Equity-Accounted Joint Venture
Teekay Tankers has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby Teekay Tankers has a 50% economic interest in the High-Q joint venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party. The High-Q joint venture is included in the Company's tanker segment.

As at December 31, 2024, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $16.9 million (2023 - $20.6 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by Teekay Tankers.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
For the year ended December 31, 2024, Teekay Tankers recorded equity income of $2.8 million (2023 - $3.4 million and 2022 – $0.2 million), which comprises its share of net income from the High-Q joint venture.

As at December 31, 2024 and 2023, Teekay Tankers had a total investment in and advances to its equity-accounted joint venture of $16.0 million and $15.7 million, respectively (see Note 11).
6. Goodwill and Intangible Assets
In 2015, Teekay Tankers acquired a ship-to-ship transfer business (Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of the acquisition.

As part of the EU ETS requirements, during the year ended December 31, 2024, the Company acquired EUAs for $5.9 million, which were recorded as indefinite-lived intangible assets. As at December 31, 2024, these intangible assets are presented as other current assets in the consolidated balance sheet as the EUAs will be surrendered within one year from the balance sheet date.

Goodwill
The carrying amount of goodwill was $2.4 million as at December 31, 2024 and 2023 and relates to the Tanker segment. In 2024, 2023 and 2022 the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets
The carrying amount of intangible assets, excluding EUAs, is as follows:

	As at
	December 31, 2024 $	December 31, 2023 $
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.4 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	307	658
	307	658
(1)    The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization expense of intangible assets for the year ended December 31, 2024 was $0.4 million (2023 – $0.4 million, 2022 – $0.4 million). The remaining balance of $0.3 million is expected to be amortized in 2025.
7. Accrued Liabilities and Other and Other Long-Term Liabilities
The following tables reflect the components of accrued liabilities and other and other long-term liabilities as at the dates indicated:

Accrued Liabilities and Other

	December 31, 2024 $	December 31, 2023 $
Voyage and vessel	36,665	41,729
Payroll and benefits	30,286	28,215
Obligation related to EU ETS (note 6)	6,588	—
Deferred revenues - current	2,532	3,402
Office lease liability – current	3,264	2,527
Asset retirement obligation - current	—	3,219
Other accrued liabilities	2,665	3,376
	82,000	82,468

Other Long-Term Liabilities

	December 31, 2024 $	December 31, 2023 $
Freight tax provisions (note 18)	41,404	47,813
Office lease liability – long-term	8,698	8,764
Pension liabilities	5,091	6,594
Other	1,458	786
	56,651	63,957

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Obligation Related to EU ETS

As part of the EU ETS requirements as described in note 1, for the year ended December 31, 2024, the Company recorded an obligation of $6.6 million, which was included as part of accrued liabilities and other in the consolidated balance sheet as at December 31, 2024. During the year ended December 31, 2024, the Company also recognized corresponding expenses related to EU ETS of $6.7 million, as part of voyage expenses in the consolidated statements of income.

Asset Retirement Obligations

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30, 2022. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling, which was completed in mid-2024.
8. Long-Term Debt
On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the year ended December 31, 2023, Teekay Parent repurchased the remaining principal amount of the Convertible Notes of $21.2 million.

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5%. Thereafter, the Company had no long-term debt outstanding.

As of December 31, 2024, Teekay Tankers had one revolving credit facility (or the 2023 Revolver), which as at such date, provided for aggregate borrowings of up to $254.0 million (December 31, 2023 - $321.8 million), of which $254.0 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%. The total amount available under the 2023 Revolver decreases by $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028), and $21.5 million (2029). The 2023 Revolver is collateralized by 19 of Teekay Tanker's vessels, together with other related security.

The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that Teekay Tankers either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tankers' option. As at December 31, 2024, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt. As at December 31, 2024, Teekay Tankers was in compliance with all covenants in respect of the 2023 Revolver.
9. Leases
Operating leases

The Company charters in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts whereby the registered owner provides the vessel to the Company for the agreed-upon period and the Company is entirely responsible for the operation of the vessel, including for technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
With respect to time charter-in contracts and bareboat-in contracts with an original term of more than one year, for the year ended December 31, 2024, Teekay Tankers incurred $74.8 million (2023 - $70.8 million) of charter hire expenses related to eleven (2023 - ten) time charter-in and bareboat-in contracts, of which $45.1 million (2023 - $41.1 million) was allocable to the lease component and $29.7 million (2023 - $29.7 million) was allocable to the non-lease component. The $45.1 million (2023 - $41.1 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2024. Four of Teekay Tankers' time charter-in contracts include an option to extend the charter for an additional one-year term, and one charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2024, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in and bareboat-in contracts were 2.9 years and 6.36%, respectively (2023 - 3.0 years and 6.40%, respectively).

The Company has elected to recognize the lease payments of short-term leases in the statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2024, the Company incurred no charter hire expenses related to time charter-in and bareboat-in contracts classified as short-term leases.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
During the year ended December 31, 2024, Teekay Tankers chartered in one bunker tanker for a period of 54 months, which resulted in the Company recognizing a right-of-use asset and a lease liability of $8.8 million on the lease commencement date for the vessel. During the year ended December 31, 2024, the Company also exercised its options to extend one existing Aframax / LR2 vessel in-charter contract and one existing lightering support vessel in-charter contract, each for a period of 12 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.6 million and $0.5 million on the option declaration dates for the Aframax / LR2 vessel and lightering support vessel, respectively.

During the year ended December 31, 2023, Teekay Tankers chartered in three Aframax / LR2 vessels for periods of 24 months, 36 months, and 84 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $56.2 million on the lease commencement dates for these vessels. During the year ended December 31, 2023, Teekay Tankers also exercised its options to extend three existing Aframax / LR2 vessel in-charter contracts for periods of 12 months and one existing lightering support vessel in-charter contract for a period of 18 months, which resulted in Teekay Tankers recognizing right-of-use assets and lease liabilities of $12.6 million and $0.9 million on the option declaration dates for the Aframax / LR2 vessels and lightering support vessel, respectively.

A maturity analysis of the Company’s operating lease liabilities, excluding such amounts related to discontinued operations (see Note 22), from time charter-in and bareboat-in contracts (excluding short-term leases) as at December 31, 2024 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
Payments
2025	27,461	15,912	43,373
2026	13,678	7,400	21,078
2027	8,477	4,933	13,410
2028	5,284	3,250	8,534
2029	3,944	3,444	7,388
Total payments	58,844	34,939	93,783
Less: imputed interest	(5,253)
Carrying value of operating lease liabilities	53,591
Less: current portion	(24,875)
Carrying value of long-term operating lease liabilities	28,716

As at December 31, 2024, the total minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $43.4 million (2025), $21.1 million (2026), $13.4 million (2027), $8.5 million (2028), and $7.4 million (2029). As at December 31, 2023, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $66.3 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028), and $6.6 million (thereafter).

Obligations related to finance leases

	December 31, 2024 $	December 31, 2023 $

Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082

As at December 31, 2024, the Company had no remaining sale-leaseback financing transactions. The eight vessels that Teekay Tankers had under sale-leaseback financing transactions as at December 31, 2023 were repurchased by and delivered to Teekay Tankers in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements.
10. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2024, the Company was not committed to any foreign currency forward contracts.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains on derivative instruments in the Company's consolidated statements of income. As at December 31, 2024, the Company was not committed to any FFAs.

Interest Rate Risk

From time to time, the Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.

In March 2020, the Company entered into an interest rate swap agreement which was initially scheduled to mature in December 2024 and which was terminated in June 2023. The Company did not designate for accounting purposes its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. As at December 31, 2024, the Company was not committed to any interest rate swap agreements.

Tabular Disclosure

Realized and unrealized gains (losses) relating to the interest rate swap and FFAs are recognized in earnings and reported in other - net in the Company’s consolidated statements of income (see note 17) as follows:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Realized gains (losses) relating to:
Interest rate swap agreement	—	953	532
Interest rate swap agreement termination	—	3,215	—
Foreign currency forward contracts	—	—	(421)
Forward freight agreements	—	(10)	1,484
	—	4,158	1,595
Unrealized (losses) gains relating to:
Interest rate swap agreement	—	(3,709)	3,160
Foreign currency forward contracts	—	—	58
Forward freight agreements	—	—	4
	—	(3,709)	3,222
Total realized and unrealized gains on derivative instruments	—	449	4,817

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
11. Fair Value Measurements and Financial Instruments
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

Marketable securities - The fair value of the Company's investment in marketable securities is estimated based on quoted prices in an active market.

Operating lease right-of-use assets – The estimated fair value of the Company’s operating lease right-of-use assets are determined based on discounted cash flows.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash, cash equivalents and restricted cash	Level 1	689,004	689,004	480,771	480,771
Short-term investments	Level 1	10,000	10,000	172,604	172,604
Marketable securities	Level 1	22,442	22,442	—	—
Obligation relating to EU ETS (note 7)(1)	Level 1	(6,588)	(6,588)	—	—

Non-recurring:
Operating lease right-of-use assets (note15)	Level 2	11,735	11,735	—	—

Other:
Advances to equity-accounted joint venture – long-term	Level 2	380	(2)	2,880	(2)
Obligations related to finance leases, including current portion (note 9)	Level 2	—	—	(139,599)	(143,968)
(1)As part of the EU ETS requirements, for the year ended December 31, 2024, the Company recorded an obligation related to EU ETS which was included as part of accrued liabilities in the consolidated balance sheet as at December 31, 2024. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at December 31, 2024, an accrual of $0.7 million was made as the carrying value of the EUAs held was less than the total emissions liability.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2024 and December 31, 2023, the fair values of the individual components of such aggregate interests were not determinable.

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

The Company's investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment.
12. Share Capital
The authorized share capital of Teekay at December 31, 2024, 2023, and 2022, was 25 million preference shares, with a par value of $1 per share, and 725 million common shares, with a par value of $0.001 per share. As at December 31, 2024, 85,163,078 common shares (2023 – 92,379,826) were issued, and 84,059,952 common shares (2023 – 91,006,182) were outstanding, 1,103,126 (2023 - 1,373,644) were held in treasury, and no preference shares were issued or outstanding.

In August 2022, Teekay's Board of Directors authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized four additional share repurchase programs in March 2023, June 2023, September 2024, and October 2024 for the repurchase of up to an additional $30 million, $25 million, $40 million and $40 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission (or SEC).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
During the year ended December 31, 2024, Teekay repurchased approximately 8.0 million of its common shares for $66.3 million, or an average of $8.24 per share, pursuant to its repurchase programs, which resulted in the Company recording a reduction of book value of share capital of $75.1 million and a reduction to accumulated deficit of $8.8 million. As at December 31, 2024, the total remaining share repurchase authorization under repurchase programs was $33.0 million.

During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million of its common shares for $50.7 million, or an average of $5.69 per share pursuant to its repurchase programs, which resulted in the Company recording a reduction of book value of share capital of $84.3 million and a reduction to accumulated deficit of $33.6 million.

During the year ended December 31, 2022, Teekay repurchased approximately 3.8 million common shares for $15.3 million, or an average of $4.07 per share pursuant to the prior authorization, which resulted in the Company recording a reduction of book value of share capital of $35.8 million and a reduction to accumulated deficit of $20.4 million.

In June 2022, the Company authorized 5,000,000 additional common shares to be reserved for issuance pursuant to the 2013 Equity Incentive Plan (or the 2013 Plan).

Dividends may be declared and paid out of surplus, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the Company over the aggregated par value of the issued shares of Teekay. Subject to preferences that may apply to any preferred shares outstanding at the time, the holders of common shares are entitled to share equally in any dividends that the Board of Directors may declare from time to time out of funds legally available for dividends.

Equity-based compensation

In March 2013, the Company adopted the 2013 Plan and suspended the Company's 1995 Stock Option Plan and its 2003 Equity Incentive Plan. In March 2023, the Company adopted a 2023 Equity Incentive Plan (or the 2023 Plan and, together with the 2013 Plan, collectively referred to as the Plans) and suspended 2013 Plan. As at December 31, 2024, the Company had reserved 10,254,117 (2023 – 11,324,227) common shares pursuant to the Plans, for issuance upon the exercise of options or equity awards granted or to be granted.

During the year ended December 31, 2024, the Company granted no stock options under the 2023 Plan (2023 - options relating to 506,579 shares), to certain eligible officers, employees and non-management directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. All options outstanding as of December 31, 2024, expire between March 9, 2025, and June 7, 2033, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2024, 2023, and 2022, are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Exercise Price $
Outstanding – beginning of year	5,393	7.27	6,208	6.99	5,449	9.90
Granted	—	—	507	5.81	1,490	2.88
Exercised	(792)	3.43	(1,210)	3.89	(205)	3.98
Forfeited / expired	(221)	12.86	(112)	21.70	(526)	26.59
Outstanding – end of year	4,380	7.66	5,393	7.27	6,208	6.99
Exercisable – end of year	3,813	8.16	4,392	8.01	4,952	8.03

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2024, 2023 and 2022, are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Outstanding non-vested stock options – beginning of year	1,001	1.71	1,255	1.16	759	1.53
Granted	—	—	507	2.55	1,490	1.16
Vested	(434)	1.59	(761)	1.36	(853)	0.65
Forfeited	—	—	—	—	(141)	6.03
Outstanding non-vested stock options – end of year	567	1.81	1,001	1.71	1,255	1.16

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
No non-vested options were forfeited in 2024, 2023 or 2022.

As of December 31, 2024, there was no unrecognized compensation cost related to non-vested stock options granted under the Plans. During the years ended December 31, 2024, 2023, and 2022, the Company recognized $nil, $1.6 million and $1.1 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised was $3.6 million, $3.5 million and $0.1 million, respectively, during the years ended December 31, 2024, 2023, and 2022.

As at December 31, 2024, the intrinsic value was $7.1 million for outstanding stock options and $5.6 million for exercisable stock options (2023 – $10.5 million for outstanding stock options and $7.4 million for exercisable stock options). As at December 31, 2024, the weighted-average remaining life of options vested and expected to vest was 4.5 years (2023 – 5.5 years).

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2024 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	1,850	6.1	3.36	1,549	5.8	3.45
$5.00 – $9.99	1,861	4.0	8.13	1,595	3.3	8.52
$10.00 – $19.99	510	2.2	10.18	510	2.2	10.18
$20.00 – $59.99	159	0.2	43.99	159	0.2	43.99
	4,380	4.5	7.66	3,813	4.0	8.16

There were no stock options granted during 2024. The weighted-average grant-date fair value of options granted during 2023 was $2.55. The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted in 2023: expected volatility of 41.27%; expected life of 5.5 years; dividend yield of 0%; risk-free interest rate of 3.83%; and estimated forfeiture rate of 0%. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was based on historical volatility as calculated using historical data from October 4, 2021 (the announcement date of the divestment of the Teekay Gas Business) to the grant date.

The Company grants restricted stock units to certain eligible officers and employees of the Company. Each restricted stock unit is equal in value to one common share plus reinvested dividends or distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and certain conditions are met, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common shares, net of withholding tax.

During 2024, the Company granted 273,657 restricted stock units with a fair value of $2.6 million to certain eligible officers and employees of the Company. During 2024, a total of 386,305 restricted stock units with a market value of $1.5 million vested, and that amount, net of withholding taxes, was paid to grantees by issuing 104,900 common shares, with the issuance of a remaining 180,965 shares deferred. During 2024, an additional 96,708 previously vested and deferred restricted stock units were released, net of withholding taxes, to grantees by issuing 44,967 common shares. During 2023, the Company granted 329,735 restricted stock units with a fair value of $1.9 million to certain of the Company’s employees. During 2023, a total of 651,135 restricted stock units with a market value of $2.0 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 149,217 common shares, with the issuance of a remaining 354,580 shares deferred. During 2022, the Company granted 787,586 restricted stock units with a fair value of $2.3 million, to certain of the Company’s officers and employees. During 2022, a total of 631,706 restricted stock units with a market value of $2.2 million vested and that amount, net of withholding taxes, was paid to grantees by issuing 218,671 common shares, with the issuance of a remaining 243,171 shares deferred. For the year ended December 31, 2024, the Company recorded an expense of $2.6 million (2023 – $2.7 million, 2022 – $2.9 million) related to the restricted stock units.

The Company grants restricted stock awards to certain of the Company's non-management directors. Each restricted stock award is equal in value to one common share. Restricted stock awards vest immediately. Upon vesting, the value of the restricted stock units or restricted stock awards are paid to each grantee in the form of shares.

During 2024, the Company granted 70,385 (2023 – 47,330 and 2022 – 95,485) shares as restricted stock awards with a fair value of $0.7 million (2023 – $0.3 million and 2022 – $0.3 million), based on the quoted market price, to the Company’s non-management directors. During 2024, the Company issued 132,023 shares (2023 - 28,398) to restricted stock award grantees with a further 28,154 shares deferred (2023 - 18,932).

Equity-based Compensation of Subsidiaries

During 2024, 2023 and 2022, no stock options were granted by Teekay Tankers.

For the year ended December 31, 2024, equity-based compensation awards equivalent to a total of 5,512 Class A common shares (2023 – 8,188, 2022 – 16,648) were granted to Teekay Tankers' non-management directors as part of their annual compensation with an aggregate value of $0.4 million, (2023 - $0.3 million, 2022 - $0.3 million).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Teekay Tankers grants equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Tankers and who, as of January 1, 2025, are employees of Teekay Tankers. During 2024, 2023 and 2022, Teekay Tankers granted restricted stock units with respect to 41,638, 63,699 and 104,185 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $3.0 million, $2.3 million, and $1.9 million, respectively, based on Teekay Tankers’ closing unit or share prices on the grant dates.

Each restricted stock unit is equal in value to one of Teekay Tankers’ Class A common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and certain conditions are met, in which case the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common shares, net of withholding tax.
13. Equity Transactions related to Teekay Tankers
In the second half of 2024, Teekay Parent purchased 849,532 of Teekay Tankers Class A common shares through open market purchases for $50.0 million at an average price of $58.85 per share.

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

As a result of the share transactions related to Teekay Tankers, the Company recorded an increase to accumulated deficit of $6.8 million in 2024 and decreases to accumulated deficit of $0.5 million and $5.2 million in 2023 and 2022, respectively. These amounts represent Teekay's net dilution losses and gains from the Teekay Tankers share transactions.
14. Related Party Transactions
In September 2018, Teekay LNG Partners entered into an agreement with its 52%-owned joint venture with Marubeni Corporation to charter in one of the joint venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the period from January 1, 2022, to January 13, 2022 were $0.8 million, and such amounts are recorded in loss from discontinued operations (see Note 22) in the consolidated statements of income.
15. Gain on Sale and Write-down of Assets
During the year ended December 31, 2024, Teekay Tankers completed the sale of two Aframax / LR2 tankers and one Suezmax tanker for a total price of $88.3 million with a gain on sale of $39.5 million.

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

During the years ended December 31, 2024, and 2022, Teekay Tankers recorded write-downs of $1.4 million and $1.1 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
16. Restructuring Charges
During the year ended December 31, 2024, the Company recorded restructuring charges of $5.6 million (2023 – $1.7 million, 2022 – $11.6 million).

The 2024 charges related to changes made to Teekay Tankers' senior management team. The 2023 charges primarily related to organizational changes made to the Company's commercial and technical operations teams.

The restructuring charges in 2022 primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems following the sale of the Teekay Gas Business, and costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit. For the year ended December 31, 2022, $2.6 million of the costs were recovered from Seapeak and were recorded as part of revenues on the consolidated statement of income.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
As at December 31, 2024 and 2023, restructuring liabilities of $0.9 million and $0.7 million, respectively, were included in accrued liabilities in the Company's consolidated balance sheets. As at December 31, 2024, a restructuring liability $0.6 million was recognized in other long-term liabilities in the Company's consolidated balance sheets.
17. Other - net

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Asset retirement obligation decrease (1)	201	884	638
Credit loss provision (2)	—	—	2,604
Loss on bond repurchases (3)	—	—	(12,694)
Unrealized gain on marketable securities	1,401	—	—
Realized and unrealized gain on derivative instruments (note10)	—	449	4,817
Foreign exchange gain	2,407	1,431	2,995
Loss on disposal of defined benefit pension plan	—	(3,619)	—
Miscellaneous income (loss)	325	(836)	(1,426)
Other - net	4,334	(1,691)	(3,066)
(1)Net ARO expense reflecting the changes in estimates and the accretion of the present value of ARO liabilities relating to Petrojarl Foinaven FPSO unit (see Notes 1 and 7).
(2)Unrealized credit loss provision related to the Petrojarl Foinaven FPSO unit sales-type lease.
(3)During the year ended December 31, 2022, Teekay Parent repurchased aggregate principal in relation to senior secured notes and convertible notes which resulted in losses on bond repurchases.
18. Income Tax Expense
Teekay and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are organized because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian, Canadian, U.S. and U.K. subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	December 31, 2024 $	December 31, 2023 $
Deferred tax assets:
Vessels and equipment	437	437
Tax losses carried forward and disallowed finance costs (1) (2)	36,219	115,564
Other	6,150	7,166
Total deferred tax assets	42,806	123,167
Deferred tax liabilities:
Vessels and equipment	83	32
Provisions	—	87
Other	47	76
Total deferred tax liabilities	130	195
Net deferred tax assets	42,676	122,972
Valuation allowance	(38,572)	(120,810)
Net deferred tax assets	4,104	2,162
(1)Substantially all of the Company's estimated net operating loss carryforwards of $156.2 million as at December 31, 2024, relate to its Bermudian and Norwegian subsidiaries. The Company had estimated disallowed finance costs in Norway of approximately $11.6 million at December 31, 2024, which are available 10 years from the year the costs are incurred for offset against future taxable income in Norway.
(2)In December 2023, Bermuda enacted income tax legislation which is effective as of January 1, 2025. The Bermudian corporate income tax rate is 15%, which rate was used to determine the deferred tax asset related to Bermuda at December 31, 2024.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The components of the provision for income tax expense are as follows:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Current	(2,469)	(13,386)	(532)
Deferred	2,064	1,224	(885)
Income tax expense	(405)	(12,162)	(1,417)

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

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Net income before taxes	402,024	529,585	211,053
Net income not subject to taxes	377,892	508,201	204,462
Net income subject to taxes	24,132	21,384	6,591
At applicable statutory tax rates	5,876	4,411	2,234
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	(4,879)	7,422	(702)
Other	(592)	329	(115)
Tax expense related to the year	405	12,162	1,417

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company’s consolidated balance sheets:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Balance as at January 1	47,813	42,477	46,956
Increases for positions related to the current year	2,482	9,708	5,820
Increases for positions related to prior years	6,805	7,394	2,983
Decreases for positions related to prior years	(3,303)	(4,798)	(964)
Decreases related to statute of limitations	(9,153)	(5,430)	(8,972)
Foreign exchange gain	(3,240)	(1,538)	(3,346)
Balance as at December 31	41,404	47,813	42,477

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.

As at December 31, 2024, 2023 and 2022, total interest and penalties recognized were $23.7 million, $24.1 million and $22.3 million, respectively. Interest and penalties related to freight taxes during the years ended December 31, 2024, 2023 and 2022 are included in the table, and were approximately $7.6 million, $6.2 million and $3.8 million, respectively.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
19. Net Income Per Share

	Year Ended December 31,
	2024 $	2023 $	2022 $
Net income attributable to the shareholders of Teekay:
- Continuing operations - basic and diluted	133,770	150,641	36,755
- Discontinued operations - basic and diluted	—	—	41,652
	133,770	150,641	78,407
Increase in net earnings for interest expense recognized during the period relating to Convertible notes	—	—	1,675
Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(1,031)	(1,754)	(743)
Accretion add back due to if-converted method adoption	—	—	143
Net income attributable to the shareholders of Teekay - Diluted	132,739	148,887	79,482

Weighted average number of common shares (1)	91,285,538	94,484,659	102,119,129
Dilutive effect of Convertible Notes	—	—	1,810,599
Dilutive effect of equity-based awards	1,989,493	2,160,310	485,869
Common stock and common stock equivalents	93,275,031	96,644,969	104,415,597

Net income per common share
- Continuing operations - basic	1.47	1.59	0.36
- Discontinued operations - basic	—	—	0.41
- Basic	1.47	1.59	0.77

- Continuing operations - diluted	1.42	1.54	0.35
- Discontinued operations - diluted	—	—	0.40
- Diluted	1.42	1.54	0.76
(1)     The calculation of the weighted average number of common shares included 1.0 million, 0.8 million, and 0.8 million deferred common shares related to non-forfeitable equity-based awards for the years ended December 31, 2024, 2023 and 2022, respectively.

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income per common share from continuing operations are excluded from diluted income per common share, including diluted income per common share from continuing operations and discontinued operations. For the years ended December 31, 2024, 2023 and 2022, 2.0 million, 2.3 million and 5.1 million shares, respectively, of common shares from equity-based awards were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
20. Supplemental Cash Flow Information
a)Total cash, cash equivalents, and restricted cash are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	685,331	480,080	309,857	108,977
Restricted cash – current (1)	3,673	691	3,714	2,227
Restricted cash – non-current (2)	—	—	3,135	3,135
Current assets - discontinued operations - cash	—	—	—	101,190
Current assets - discontinued operations - restricted cash	—	—	—	11,888
Non-current assets - discontinued operations - restricted cash	—	—	—	38,103
	689,004	480,771	316,706	265,520
(1)    The Company maintains restricted cash deposits relating to certain FFAs (see note 10) and the purchase of EUAs (see note 6).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023 (see Note 9).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
b)The changes in operating assets and liabilities, excluding changes related to the Teekay Gas Business (see Note 22), for the years ended December 31, 2024, 2023 and 2022, are as follows:

	Year Ended December 31,
	2024	2023	2022
	$	$	$

Accounts receivable	35,228	23,043	(80,886)
Prepaid expenses and other	15,477	19,442	(49,556)
Accounts payable	(8,248)	(13,417)	6,291
Accrued liabilities and other	(2,756)	(2,647)	(3,441)
Receipts from direct financing and sales-type leases	—	—	10,489
Asset retirement obligation expenditures	(2,974)	(3,852)	(775)
Expenditures for dry docking	(28,495)	(16,230)	(14,423)
	8,232	6,339	(132,301)

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2024, 2023 and 2022, totaled $8.2 million, $25.1 million and $38.7 million, respectively.

d)Cash income tax paid during the years ended December 31, 2024, 2023 and 2022, totaled $6.2 million, $5.7 million and $0.7 million, respectively.

e)The Company entered into new or extended operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $17.3 million, $68.5 million, and $42.9 million, during the years ended December 31, 2024, 2023 and 2022, respectively.
21. Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these consolidated financial statements. Based on the Company's liquidity as at the date these consolidated financial statements were issued, and the expected cash flows to be generated from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these consolidated financial statements.

b)Purchase Commitment
In February 2025, Teekay Tankers signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million.

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
22. Discontinued Operations
On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022, and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
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

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in these consolidated financial statements have been aggregated and separately presented as a single component of net income called "income from discontinued operations". Revenues and expenses of the Teekay Gas Business were determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remained in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily related to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. In preparation for the sale of the Teekay Gas Business, the Company completed an internal reorganization of the shore-based management operations for Seapeak and certain of Seapeak's joint ventures. Certain of the Company's subsidiaries were then transferred to Seapeak as part of the sale of the Teekay Gas Business. A substantial majority of the Company’s Shared Costs were reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations do not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and do not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof.

The following table contains the major components of loss from discontinued operations of the Teekay Gas Business for the periods presented:

	Year Ended December 31,
	2024 $	2023 $	2022 (1) $
Revenues	—	—	25,083
Voyage expenses	—	—	(853)
Vessel operating expenses	—	—	(5,937)
Time-charter hire expenses	—	—	(845)
Depreciation and amortization	—	—	—
General and administrative expenses	—	—	(781)
Restructuring charges	—	—	—
Income from operations	—	—	16,667
Interest expense	—	—	(4,287)
Interest income	—	—	188
Realized and unrealized gains on non-designated derivative instruments	—	—	3,675
Equity income	—	—	17,881
Foreign exchange gain	—	—	4,286
Other income (loss)	—	—	9
Loss on deconsolidation of the Teekay Gas Business (2)	—	—	(58,684)
Loss from discontinued operations before income taxes	—	—	(20,265)
Income tax expense	—	—	(11)
Loss from discontinued operations	—	—	(20,276)
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net income) attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
23. Subsequent Events
a.In January 2025, Teekay Tankers entered into agreements to sell one Aframax / LR2 tanker and two Suezmax tankers for a combined sales price of $95.5 million. The Aframax / LR2 tanker and one Suezmax tanker were delivered to their purchasers in February 2025, and the remaining Suezmax tanker is expected to be delivered to its purchaser during March 2025.

b.In February 2025, Teekay Tankers signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. The tanker is expected to be delivered to the Company during the second quarter of 2025.

c.In March 2025, Teekay Tankers entered into agreements to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $59.0 million The Aframax / LR2 tanker is expected to be delivered to its purchaser during March 2025, and the Suezmax tanker is expected to be delivered to its purchaser during the second quarter of 2025.

d.During 2025 to date, Teekay repurchased 734,639 common shares for $4.9 million, or an average of $6.71 per share, pursuant to a share repurchase program of the Company.