Form 20-F
period 2025-12-31
TEEKAY CORP LTD
filed 2026-03-13
CIK 911971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
 ____________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
(Address of principal executive offices)

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
86,056,804 common shares, par value of $0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒   No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐   No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act:
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

TEEKAY CORPORATION LTD.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report of Teekay Corporation Ltd. on Form 20-F for the year ended December 31, 2025 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

Unless otherwise indicated, references in this Annual Report to “Teekay,” “the Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation Ltd. and its subsidiaries, except that those terms, when used in this Annual Report in connection with to Teekay Corporation Ltd.’s common shares shall mean specifically Teekay Corporation Ltd.. References in this Annual Report to "Teekay Tankers" refer to our subsidiary, Teekay Tankers Ltd. (NYSE: TNK) and its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition and results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to fund capital expenditures, and pursue acquisitions and other expansion opportunities;
•the dividend policy of our publicly-listed subsidiary, Teekay Tankers, and its ability to pay dividends in future;
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including supply measures by the Organization of the Petroleum Exporting Countries (or OPEC)), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization, spot tanker rates, and the demand for lightering;
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
•our expectation that our United States Gulf (or USG) lightering business will complement our spot trading strategy in the Caribbean to the USG market, allowing us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues;
•our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;
•operating expenses, availability and increasing wages of crew, relationships with labor unions, number of off-hire days, dry docking requirements, internal risk management systems, insurance costs and adequacy of insurance coverage, and expectations as to cost-saving initiatives;
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
•the impact of the Russia-Ukraine war, the Israel-Gaza war, the recent United States (or U.S.), Israel and Iran conflict, and other conflicts on the economy, our industry, and our business;
•our expectations regarding the potential impact of tariffs;
•the expected impact of the adoption of the "Poseidon Principles" by financial institutions;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•the implementation and impact on us of the Pillar Two tax regime by the Organization for Economic Co-operation and Development (or OECD);
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
•our position that we are not a passive foreign investment company and our positions on other tax matters;
•the expected impact of new accounting guidance or the adoption of new accounting standards;
•our business strategy and other plans and objectives for future operations; and
•our plans for Teekay Parent, which excludes our interests in Teekay Tankers and includes Teekay Corporation Ltd. and its remaining subsidiaries, to increase its intrinsic value per share.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in “Item 3 – Key Information – Risk Factors” and other factors detailed from time to time in other reports we file with or furnish to the United States Securities and Exchange Commission (or the SEC).

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
•Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
•Public health threats, including pandemics, epidemics and other public health crises, could have adverse effects on our operations and financial results.
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
•Over time, the value of our vessels may decline, which could adversely affect our existing loan and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.
•The ability of Teekay Parent's subsidiaries to distribute funds to Teekay Parent is a significant factor in its capacity to meet its financial obligations and to fund any dividend payments or share repurchases.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase and, our shareholders’ ownership interest in us could be diluted.
•Teekay Tankers' revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.
•Our ability to repay or refinance debt or future financing obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished, our financial leverage may increase, and our shareholders may be diluted.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate that we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with International Maritime Organization (or IMO) sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to charter out our vessels at competitive rates.
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
•We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term charters.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
•Our full service lightering (or FSL) operations are subject to specific risks that could lead to accidents, oil spills or property damage.
•Our and many of our customers’ substantial operations outside the United States (or U.S.) expose us and them to political, governmental and economic instability, as well as tariffs and protectionist policies, which could harm our operations.
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
•Certain of our executive officers and directors and certain executive officers and directors of Teekay Tankers may favor interests of Teekay Tankers above Teekay’s interests.

Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom (or UK), European Union and Canada, due to our domicile and location of offices.
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
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact insurance coverage and costs.
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
•The use of artificial intelligence in our operations may not result in expected benefits, and the use of artificial intelligence by any of our competitors may give them advantages relative to us.
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
•Changes to the United Kingdom tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

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

Key factors that influence the supply of tanker capacity include:
•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses;
•the price of steel and other raw materials;
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
•environmental and other legal and regulatory developments;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, tariffs, trade protectionism and other barriers to trade, nationalizations, and wars.

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

War, terrorism and geopolitical tensions in the Middle East could have material adverse effects on the tanker industry. Since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the current ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region, leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, further disrupting trade routes.

U.S. action in Venezuela during 2026, including the removal of President Nicolás Maduro, greater involvement in Venezuelan oil production and exports, and the seizures of certain sanctioned oil tankers calling on Venezuelan ports, has added uncertainty in that region and led to changes in crude oil flows. Continuing instability or further escalation or expansion of hostilities in the Middle East, Ukraine, Venezuela or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition and cash flows.

Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2025 and 2024, approximately 93.1% and 93.9%, respectively, of our aggregated net revenues from voyage charters and time charters were derived from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time. In addition, we may not be able to compete profitably to the extent we seek to expand our business into new geographic regions. New markets may require different skills, knowledge or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

High oil prices could negatively impact tanker freight rates.

High oil prices could negatively impact tanker freight rates due to reduced oil demand and weaker refining margins. In addition, fuel, or bunkers, is a significant operating expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns.

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

If our vessels suffer damage, they may need to be repaired and spend time at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs if our insurance does not cover them in part or in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.

Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.

Terrorist attacks, current or future conflicts in Ukraine, the Middle East, the Red Sea, Libya, East Asia, Southeast Asia, West Africa, Venezuela and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition, and ability to raise capital and fund future growth. Hostilities in Ukraine, the Middle East (including, among others, the recent U.S., Israel and Iran conflict) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, following Russia’s invasion of Ukraine, in addition to sanctions previously announced by several world leaders and nations against Russia, further and increased sanctions against these interests may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector, or by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of the Russia-Ukraine war, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine continues to include missile attacks on commercial vessels in the Black Sea, and since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region, leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, further disrupting trade routes. Any such hostility or attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents off the coast of Somalia and in the Gulf of Guinea. The frequency and severity of unmanned aerial vehicle, drone, missile, and navigation interference related attacks in the southern Red Sea have risen significantly. There has also been an escalation in the Straits of Malacca and Singapore in the number of theft and armed robbery incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America and the Gulf of Mexico. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations. Enhanced regulatory, flag-state, port-state, and customer scrutiny, including compliance requirements of the International Ship and Port Facility Security Code (or ISPS) and customer-imposed trading restrictions, may further limit vessel deployability or commercial opportunities.

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, countries, ports and organizations, including those where we conduct a large part of our operations, could implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics and other public health crises may result in a significant decline in global demand for crude oil and refined petroleum products, as was the case during the COVID-19 pandemic. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

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

Economic global or regional downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth is expected to remain below pre-pandemic average levels during 2026.

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

In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022 and approached all-time highs during 2024 and 2025 on a non-inflation adjusted basis, which could increase the cost to us of any acquisitions. In addition, we may incur additional debt or issue additional equity securities in connection with any acquisitions. Incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder ownership dilution and could increase the aggregate amount of cash required to pay quarterly dividends.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crews and inflation. Inflation has increased significantly on a worldwide basis since mid-2021. While the rate of inflation moderated in recent years, inflationary pressures could re-emerge depending on developments in the global economy. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

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

Over time, the value of our vessels may decline, which could adversely affect our existing loan and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2025, Teekay Tankers’ revolving credit facility contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility. Teekay Tankers is required to maintain a vessel value to outstanding loan principal balance ratio of 125%. As at December 31, 2025, Teekay Tankers was in compliance with these requirements. However, a decline in the market value of these tankers may result in a default under the credit facility (or any future financing agreements) or may require Teekay Tankers to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If Teekay Tankers is unable to cure any such breach within the prescribed cure period, the lenders could accelerate Teekay Tankers' debt and foreclose on its vessels and other assets pledged as collateral or require an early termination of the credit facility. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.

The ability of Teekay Parent's subsidiaries to distribute funds to Teekay Parent is a significant factor in its capacity to meet its financial obligations and to fund any dividend payments or share repurchases.
Teekay Parent’s primary asset is its shareholdings in Teekay Tankers, which it actively manages thorough its controlling ownership interest. Our subsidiaries, directly or indirectly own all of our interest in our substantive operating assets. As a result, Teekay Parent's ability to satisfy its financial obligations and to pay any dividends to, or repurchase shares from, Teekay Corporation Ltd.'s shareholders depends on the ability of Teekay Parent's subsidiaries to generate profits available for distribution to it and such subsidiaries being permitted by law and contract to make such distributions to Teekay Parent; to the extent that they are unable to generate or distribute profits to Teekay Parent, we may be unable to pay any creditors or any dividends to, or repurchase shares from, Teekay Corporation Ltd.'s shareholders.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in Teekay Tankers' revolving credit facility and in any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our share capital;
•prepay certain debt;
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

In addition, our debt agreement requires us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our debt agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. A default under debt agreements could also result in cross-defaults under other financing agreements and foreclosure on any of our vessels and other assets securing related loans or our need to sell assets or take other actions in order to meet our debt or other financial obligations.

We may be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase and/or our shareholders’ ownership interests in us could be diluted.

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

As of December 31, 2025, Teekay Tankers had no outstanding long-term debt and $171.7 million was available to it under its revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in Teekay Tankers’ revolving credit facility. Our level of debt could have important consequences to us, including the following:
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
•incurring additional debt or other financial obligations in the future may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•incurring additional debt or other financial obligations in the future may limit our flexibility in responding to changing business and economic conditions.

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

Our ability to repay or refinance debt or future financial obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends and repurchase shares may be diminished, our financial leverage may increase, and our shareholders may be diluted.

To fund our existing and future debt or future financial obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, other financial obligations, capital expenditure and other business requirements, we may be forced to take actions such as:
• restructuring our debt or other financial obligations;
• selling additional assets or equity interests in certain assets;
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

Use of cash from operations for capital purposes will reduce cash available for any future dividends to shareholders. Our ability to obtain bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders, operate our business as currently conducted or to repurchase shares. In addition, incurring debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. The sale of certain assets would reduce cash from operations and the cash available for distribution to shareholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 20a – Commitments and Contingencies – Liquidity".

Our expected primary liquidity needs in the next few years are to pay for operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, vessel acquisitions, funding our other working capital requirements, scheduled repayments of debt, debt servicing costs and dividends on equity and/or repurchases of shares as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, and equity issuances or other sources of financing.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or biannually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and cash flows.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.

Our success depends on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew and other compensation has increased and may continue to increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected.  Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.

We anticipate that we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.

As approximately 65% of our fleet is currently aged 15 years and older, we anticipate that we may need to accelerate our fleet renewal in the coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our consolidated financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to charter out our vessels at competitive rates.

As of December 31, 2025, owners of approximately 50% of the worldwide fleet of crude tankers and 23% of the worldwide fleet of product tankers had fitted scrubbers on their vessels. One vessel we own is fitted with a scrubber. In February 2026, we agreed to sell this vessel, which is expected to be delivered to its purchaser during the second quarter of 2026. Scrubbers allow a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to charter out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disasters or natural disasters could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions or inactions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

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

As of December 31, 2025, no principal amount was outstanding under Teekay Tankers' revolving credit facility, which facility bears interest based on the Secured Overnight Financing Rate (or SOFR), a variable, floating rate. We anticipate, however, that Teekay Tankers will draw funds under its revolving credit facility or enter into additional variable rate financing obligations in the future. Accordingly, Teekay Tankers may be exposed to the impact of interest rate changes through any borrowings or obligations that require it to make interest or other payments based on floating rates.

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

For further information about our financial instruments as at December 31, 2025 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2025, we had a total of $972.7 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash, cash equivalents and short-term investments for an uncertain period of time, if at all. The collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash, cash equivalents and short-term investments could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates and/or by the performance of the capital markets or particular companies. For further information about our financial instruments as at December 31, 2025 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term charters.

As of the date of this Annual Report, two of our owned Aframax / LR2 vessels and one of our owned Suezmax vessels operate under fixed-rate time-charter contracts, and three of our owned Aframax / LR2 vessels operate under fixed-rate bareboat charter-out contracts. To the extent we enter into medium or long-term charters in the future, the vessels committed to such charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.

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

Our full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

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

Since our operations and the operations of our customers are primarily conducted outside of the U.S., they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and repurchase shares. For example, the U.S., the European Union, the United Kingdom and numerous other nations have imposed substantial sanctions on Russia for its invasion of Ukraine. In addition, since 2025 the U.S. administration and other governments have announced or taken actions to implement widespread new or increased tariffs on foreign imports. These actions have resulted in, and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. In February 2026, the U.S. Supreme Court ruled that the U.S. International Emergency Economic Powers Act (or IEEPA) does not authorize presidential tariff actions and invalidated prior IEEPA-based global duties imposed by the U.S. administration; however, in response, the administration imposed a temporary 10% global tariff under another federal statute, which was increased to 15% prior to becoming effective on February 24, 2026. The specific implications of the Supreme Court’s ruling and related administrative actions remain uncertain. These types of trade activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry has experienced uncertainty as to future vessel demand, trade routes, rates and operating costs.

In April 2025, the U.S. proposed legislation aimed at counteracting what it perceives as unfair Chinese maritime practices. As part of this legislation, operators of Chinese-built vessels and Chinese-owned or operated vessels could be charged a fee of up to $1.5 million (and increasing thereafter) when calling at a U.S. port, with additional fees for operators that have vessels on order at Chinese shipyards. Given that we currently have certain Chinese-built vessels in our fleet, this legislation could lead to higher costs and may impact our ability to utilize Chinese-built ships on voyages to and from the U.S. In October 2025, China responded with similar legislation aimed at U.S.-built or flagged vessels and U.S.-owned or operated vessels. Both China and the U.S. have suspended implementation of the fees until October 2026. If the new U.S. and Chinese port fees become effective in the future, they may redirect trading patterns and port calls of U.S. and Chinese-related tankers, affect chartering decisions of customers, lead to restructuring steps by affected companies, and adversely affect our business and operating results. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. While no customer accounted for over 10% of our consolidated revenues during 2025, 2024 or 2023, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, the majority of our revenues and expenses are in U.S. Dollars, with the exception of our Australian operations which earn revenues and incur expenses primarily in Australian Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

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

Our general vessel employment strategy includes using a mix of spot and fixed-rate charters, and we expect to enter into fixed-rate charters in the future. As of the date of this Annual Report, two of our owned Aframax / LR2 vessels and one of our owned Suezmax vessels operate under fixed-rate time-charter contracts, which are scheduled to expire between October 2026 and April 2027, and three of our owned Aframax / LR2 vessels operate under fixed-rate bareboat charter-out contracts, which are scheduled to expire between April 2026 and June 2026. If upon their scheduled expiration, or any early termination, we are unable to renew or replace these fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate an investment in an equity-accounted joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable.

In 2025 and 2024, we recognized asset impairment charges of $0.8 million and $1.4 million, respectively, related to certain operating lease right-of-use assets. There were no impairment charges in 2023.

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

Conflicts of interest may arise between Teekay Tankers and Teekay. As a result of these conflicts, Teekay Tankers may favor its own interests over Teekay’s interests. These conflicts include, among others, the following situations:
•our Chief Executive Officer, Chief Financial Officer and certain of our directors (including our CEO and CFO) also serve as executive officers and/or directors of Teekay Tankers. As a result, these individuals have fiduciary duties to manage the business of Teekay Tankers in a manner beneficial to Teekay Tankers. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Tankers and to Teekay are in conflict. The resolution of these conflicts may not always be in Teekay’s best interest; and
•our executive officers are employed by a Teekay Tankers subsidiary and they do not spend all their time on matters related to Teekay Parent’s business.

Legal and Regulatory Risks

We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom, European Union and Canada, due to our domicile and location of offices.

The U.S. continues to impose sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran, Russia and Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the U.S. and numerous other organizations and nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022 for crude oil, and February 2023 for petroleum products, the U.S., European Union and United Kingdom in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $44.10 per barrel for crude oil and $100 per barrel for petroleum products), which is reviewed every six months. These Russian sanctions, together with the continuing global reaction to the Russian invasion of Ukraine, may reduce our revenues. The European Union is considering replacing the price cap regulations with a complete ban on the provision of maritime services to vessels carrying Russian origin oil and if other nations follow suit that could have significant implications on our tanker fleet.

Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the U.S., European Union and the United Kingdom could harm our business.

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

Despite our policies, in the future our vessels may inadvertently breach sanctions due to orders given by charterers. Use of our vessels by charterers in a manner that violates sanctions may result in fines, penalties or other sanctions imposed against us. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended over time. Additionally, certain sanctions exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party knew they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, whether unintentionally or inadvertently.

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

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact our insurance coverage and costs.

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

Our business includes transporting oil and oil products. Regulatory changes and public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Regulatory and consumer efforts aimed at combating climate change may intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations. For example, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (or EU ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to, from or within the EU or the EEA (Iceland, Liechtenstein and Norway) in a given year will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay a financial penalty in relation to certain voyages which call on EU or EEA ports when not using low emission intensity fuels. Effective July 1, 2026, the UK Emissions Trading Scheme (or UK ETS) will be expanded to include the domestic maritime sector and applies to commercial vessels of 5,000 gross tonnage and above. Compliance is required for all domestic voyages, which are defined as journeys between two UK ports or voyages that start and end at the same UK port. This includes all emissions generated while at anchor or moored in UK ports. As part of compliance, the registered owner of a vessel must acquire and surrender one UK allowance for every tonne of CO2 equivalent emitted. For further information on EU ETS, FuelEU and UK ETS, please see “Item 4. Information on the Company – B. Business Overview – Regulations” in this Annual Report.

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

At the same time, anti-ESG sentiment has been gaining momentum in certain jurisdictions, including the U.S., and certain investors, other stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives. Several states in the U.S. and the U.S. government have enacted or proposed policies or executive action restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact an investment in our common shares and have an adverse effect on our business.

As a Bermuda exempted company, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are placed on a list of non-cooperative jurisdictions for tax purposes. As of December 31, 2025, neither Bermuda nor the Marshall Islands were listed by the European Union on the list of non-cooperative jurisdictions. If Bermuda or the Marshall Islands were placed onto the list of non-cooperative jurisdictions and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list, or further economic substance requirements were imposed by Bermuda or the Marshall Islands, our business could be harmed.

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

We are a Bermuda exempted company with our headquarters in Bermuda and we have subsidiaries organized in Bermuda. Additionally, a majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Production of cocaine and various narcotics has risen dramatically in recent years, and the demand for such substances has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine and narcotics smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine or certain narcotics are discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees and associated costs.

Our vessels call on certain ports, such as Brazil, Venezuela and Colombia, where there is a higher risk that smugglers may attempt to hide drugs and other illegal substances and contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with illegal substances or contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims and detention of the vessel, which could have a material adverse effect on our business, financial condition and results of operations.

Information and Technology Risks

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years, and will likely continue to accelerate as artificial intelligence is further employed in cyber-attacks. Our operations could be targeted by individuals or groups seeking to sabotage, disrupt or gain unauthorized access to our information technology systems and networks, or to steal data. A successful cyber-attack could disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.

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

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyber-attacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation and increase our costs. Any vulnerabilities attributable to third-party vendors, suppliers or counterparties relating to artificial intelligence tools or other products or services we may purchase or use might not be identified or discovered by them or by us, and such vulnerabilities could increase our exposure to security breaches and cyber-attacks.

In addition, the unavailability of information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, financial condition and results of operations.

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

The use of artificial intelligence in our operations may not result in expected benefits, and the use of artificial intelligence by any of our competitors may give them advantages relative to us.

We are investigating the use of artificial intelligence to improve productivity and streamline processes. However, any further investment in and use of artificial intelligence may not achieve the expected benefits, and the use of artificial intelligence by our competitors may give them advantages relative to us.

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

We are organized under the laws of Bermuda, and substantially all of our assets are located outside of the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the U.S. Even if successful in bringing an action of this kind, the laws of Bermuda and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.

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

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2026 tax year, because we and our look-through subsidiaries currently have significant cash assets and may maintain or further increase such cash assets, there is a risk that U.S. tax authorities could treat us as a PFIC in 2026 and may treat us as a PFIC in future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.

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

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or cash assets) are considered to be assets that produce passive income. We have significant cash assets, including our cash assets and cash taken into account pursuant to the “look through” rule described above that is held by Teekay and Teekay Tankers, primarily as a result of the strong tanker market and resulting earnings over the past several years and proceeds from vessel sales, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2025 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a risk that we could become a PFIC in 2026 and may be a PFIC in future tax years.

In addition, should Teekay Tankers dispose of a certain number of its vessels in 2026 or future tax years for cash without immediately replacing those vessels, we expect that this would further increase the risk that we would become a PFIC in 2026 or such future tax years due to the receipt of cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2026 or future tax years. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value), such as by way of us selling equity interests in Teekay Tankers, by way of Teekay Tankers issuing new equity and diluting our ownership, or by way of a merger of Teekay Tankers, based on our current asset portfolio, we expect that the occurrence of any such event would result in us becoming a PFIC in the year in which any such event occurred.

If any of the scenarios set out above were to occur, or any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets or a significant increase of our cash or other passive assets, our PFIC status for 2026, and any future tax year, will depend significantly upon how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers, or received by Teekay Tankers from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a risk that U.S. tax authorities could treat us as a PFIC in 2026 and may treat us as a PFIC in future years, and there can be no assurance that we will not be a PFIC in 2026 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now, and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2026 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

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

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. A change in tax laws or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. For example, various governments and organizations such as the European Union and the Organization for Economic Co-operation and Development (or OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

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

Qualifying international shipping income is exempt from many aspects of this Pillar Two framework if the exemption requirements are met, which may minimize the tax effect on qualifying shipping companies. As of 2025, legislatures of over 60 OECD member states both within and outside of the European Union have either introduced draft legislation or enacted final legislation to implement the OECD's minimum tax proposal, including the countries of Canada, the UK, Australia, the Netherlands, Norway and Singapore in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate. The application of the Pillar Two rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to monitor the development and evaluate the impact of these rules and assess whether to take any available mitigating actions to reduce the potential impact under the current Pillar Two rules.

Additionally, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our shares may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends or interest from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and to the extent Teekay was to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay.

Typically, most of our and our subsidiaries' time-charter and spot voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels, while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable tax statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers where any applicable taxes that are not paid before the contractual claim period has expired.

We are subject to taxation in Bermuda and changes to Bermuda tax policies may impact our financial position.

As a response to the introduction of the OECD Pillar Two framework and the enactment by various countries of the Pillar Two rules, Bermuda enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023, which became operative with respect to the imposition of corporate income tax on January 1, 2025. The Bermuda CIT Act applies only to Bermuda entities that are part of multinational enterprise groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (a Bermuda Constituent Entity Group). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year will be 15% of the net taxable income of the Bermuda Constituent Entity Group as determined in accordance with and subject to the adjustments set out in the Bermuda CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

As a result of the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply to tax years starting on January 1, 2025 to our Bermuda Constituent Entity Group (which includes Teekay Tankers and its Bermuda constituent entities), which may result in corporate income tax being payable, depending on the nature of our income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Bermuda is expected to continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. Future changes to the Bermuda CIT Act could, if applicable to our Bermuda Constituent Entity Group, have an adverse effect on our Bermuda Constituent Entity Group's financial condition and results of operations.

Changes to the UK tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

In November 2024, Teekay Tankers' subsidiaries elected jointly as a group to participate in the UK tonnage tax regime and, following the group's admission, is eligible for this regime for an initial eight-year period. At any time during the eight-year eligibility period, the Teekay Tankers tonnage tax group can elect to renew its election to apply the tonnage tax regime for another eight-year period on a rolling basis. The tonnage tax system applies to shipping income, expenses and profits and replaces factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in the UK. However, under the tonnage tax rules, which are part of the normal corporate tax regime in the UK, the taxable income of a qualifying shipping operation such as that of the Teekay Tankers tonnage tax group is instead calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay Tankers tonnage tax group owns, charters or, in some cases, manages that generate income from shipping activities. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to UK corporation tax in the normal manner (currently at the rate of 25%), such that tonnage tax companies remain UK corporation taxpayers and remain entitled to the benefits of the UK’s double taxation agreements with other countries.

Changes to the UK tax regime applicable to us, or the interpretation thereof, may impact our future operating results. There is no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed, such as, among other things, further or amended taxes imposing the global minimum effective tax rate rules, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent that such changes were to be implemented or we do not continue to meet the applicable qualification requirements, we may be required to pay higher income tax in the UK and this may adversely impact our financial condition and results of operations.
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

The consolidated Teekay entities manage and operate approximately 54 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,130 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Our organizational structure can be divided into (a) our controlling interest in Teekay Tankers and (b) Teekay and its remaining subsidiaries (or Teekay Parent).

At March 1, 2026, we have an economic ownership interest of 30.7% in Teekay Tankers and hold 54.8% of the voting power of Teekay Tankers, through our ownership of Teekay Tankers' Class A and Class B common shares. Teekay Tankers includes all of our conventional crude oil and product tankers. Teekay Tankers' conventional tankers primarily operate in the spot tanker market or are subject to time charters or contracts of affreightment that are priced on a spot market basis. We consider contracts that have an original term of less than one year in duration to be short-term. Teekay Tankers also owns a ship-to-ship (or STS) transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean, and also has direct business operations in Australia through which it provides operational and maintenance marine services to the Australian Government and Australian energy companies. Please read “– B. Business Overview – Our Fleet” and “– C. Organizational Structure”.

Following the maturity of Teekay's convertible senior notes in January 2023 (or the Convertible Notes), Teekay Parent repaid all of its debt and is now debt free. As at December 31, 2025 Teekay Parent has a cash and short-term investments position of approximately $120 million. Teekay Parent no longer has direct interests in any vessels or related equipment of any related management companies, and no longer employs seagoing staff or shore-based personnel. Please read “– B. Business Overview – Marine Services”.

Teekay has developed extensive industry experience and industry-leading capabilities over its 50-plus-year history, and has increased its financial strength and liquidity following the strong tanker market over the past three years. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.

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
B.Business Overview
Our primary business is to own and operate crude oil tankers, product tankers, and other marine investments which we achieve through our controlling shareholding in Teekay Tankers.

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

Our Fleet

The following table summarizes Teekay Tankers' owned and chartered-in fleet as at March 1, 2026:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	1	—	1
Aframax Tankers / Long Range 2 (or LR2) Product Tankers	5	—	5
Total Fixed-Rate Fleet	6	—	6
Spot-rate:
Suezmax Tankers (1)	15	1	16
Aframax Tankers / LR2 Product Tankers	13	2	15
VLCC Tanker (2)	1	—	1
Total Spot Fleet	29	3	32
Total Tanker Fleet	35	3	38
Ship-to-Ship Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	35	6	41
(1)Includes one owned Suezmax tanker for which an agreement was put in place in January 2026 to sell the vessel. The vessel was delivered to its purchaser during March 2026.
(2)In August 2025, we completed the acquisition of the VLCC tanker from our 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 5 – Investment in and Advances to Equity-Accounted Joint Venture"). In February 2026, we entered into an agreement to sell the VLCC tanker, which is expected to be delivered to its purchaser during the second quarter of 2026.

The following table provides additional information about Teekay Tankers' owned Suezmax oil tankers as of March 1, 2026, 15 of which are Bahamian-flagged.and one of which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit (1)	159,000	2009	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Ulsan Spirit	157,400	2017	Time charter	42,500	September 2026
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	2,532,700
(1) In January 2026, we entered into an agreement to sell the Dilong Spirit, which was delivered to its purchaser during March 2026.

The following table provides additional information about Teekay Tankers' owned Aframax oil tankers as of March 1, 2026, eight of which are Bahamian-flagged and three of which are Isle of Man-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Garibaldi Spirit	109,000	2009	Time charter	$32,200	October 2026
Kmarin Reliance (1)	109,500	2016	Bareboat charter	$11,850	June 2026
Kmarin Renown (2)	109,700	2016	Bareboat charter	$11,850	April 2026
Kmarin Respect (3)	109,600	2016	Bareboat charter	$11,850	April 2026
Orchid Spirit	112,800	2021	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	1,197,300
(1) The tanker will be renamed Kiowa Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract.
(2) The tanker will be renamed Kareela Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract.
(3) The tanker will be renamed Kanata Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract

The following table provides additional information about Teekay Tankers' owned LR2 product tankers as of March 1, 2026, six of which are Bahamian-flagged and one of which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Semakau Spirit	115,600	2019	Spot	—	—
Trysil Spirit	105,300	2012	Time charter	$34,350	January 2027
Total Capacity	764,100

The following table provides additional information about Teekay Tankers' VLCC oil tanker as of March 1, 2026, which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Singapore Spirit (1)	319,000	2013	Spot	—	—
(1)In February 2026, we entered into an agreement to sell the Singapore Spirit, which is expected to be delivered to its purchaser during the second quarter of 2026.

Please read “Item 18 – Financial Statements: Note 8 – Long-Term Debt” for information with respect to major encumbrances against our vessels.

Tankers

The primary business of our Tankers segment, which is operated through Teekay Tankers, is to own and operate crude oil and refined product tankers.

Our primary business strategies for the Tankers segment include the following:

•Expand our fleet through acquisitions. Since its initial public offering, Teekay Tankers has purchased a total of 65 tankers from Teekay Corporation or other affiliates and from third parties. In the future, Teekay Tankers anticipates acquiring vessels through acquisitions of tankers or businesses from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
•Tactically manage our mix of spot, fixed-rate and full service lightering contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy to optimize operating results.

•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that our customers, including energy companies, oil traders and governments, seek partners who specialize in transportation and marine services and have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with the consistent delivery of superior customer service.

Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements

Chartering Strategy. We operate our vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from its vessels based on its outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2025, a total of 30 of our owned vessels and three time chartered-in vessels operated in the spot market through employment on spot voyage charters. The mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease its exposure to the freight market through the use of forward freight agreements or other financial instruments.

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

Full Service Lightering. FSL is the process of transferring cargo between vessels, typically of different sizes. Our lightering capability leverages access to our Aframax fleet operating in the USG and our offshore lightering support acumen to provide full service lightering. Our customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to their size. We believe that our full service lightering in the USG will provide additional base cargo volume complementary to our spot trading in the Caribbean to the USG market and allow us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues.

Revenue Sharing Agreements

Teekay Tankers and certain third-party vessel owners have entered into RSAs. As of December 31, 2025, 17 owned and chartered-in Suezmax tankers and 15 owned and chartered-in Aframax / LR2 tankers in our fleet, as well as two vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker fuel consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Our share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels not in our fleet owned by third-parties, based on our responsibilities in employing the vessels subject to the RSAs on voyage charters or time charters.

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

As of December 31, 2025, Teekay Tankers remains one of three active STS lightering businesses in the USG. Teekay Tankers is one of the two providers in this group that provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. The USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG.

Export-related crude accounted for around 63% of total USG lightering operations in 2025. We expect that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand has recovered substantially since 2021 and by 2024 global oil demand had risen back above pre-COVID-19 levels with new record high demand levels set in 2025. According to the IEA, global oil demand is expected to increase further in 2026.
The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin. The Russia-Ukraine war and Houthi attacks near the Red Sea have also increased transportation distance for tankers. In addition, the recent conflict between the U.S., Israel and Iran has severely impacted navigation through the Strait of Hormuz, which already has further impacted tanker trade routes.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2025, the world Aframax crude tanker fleet consisted of 693 vessels, with an additional 50 Aframax crude oil tanker newbuildings on order for delivery through 2029; the world Suezmax crude tanker fleet consisted of 691 vessels, with an additional 147 Suezmax crude oil tanker newbuildings on order for delivery through 2029; and the world LR2 product tanker fleet consisted of 509 vessels, with an additional 168 LR2 product tanker newbuildings on order through 2029. As of December 31, 2025, the average age of the global tanker fleet was 14.2 years, which is the highest since 2000. Currently, delivery of a vessel typically occurs within two to three years of ordering.

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

Marine Services

Teekay has been operating in Australia for over 25 years and we are one of the largest employers of Australian seafarers. We leverage our reputation and operational expertise to further expand our operations in Australia with the consistent delivery of superior customer service. As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provide technical and crewing management services for two patrol boats, as well as bareboat chartering-in a bunker tanker which we have time chartered-out to a third party at a rate that is equal to the bareboat cost plus an operational element.

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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Procedure (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs was trialed on board in 2023 and effective January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

In addition, the Operational Leadership - The Journey booklet was revised and relaunched in 2020. The booklet sets out our operational expectations and responsibilities and contains our safety, environmental and leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

We, through our subsidiaries, provide technical management services for our owned vessels. We have obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate and renewal audits performed by DNV.

In addition to the mandatory internal audits conducted by the FTOs on vessels, an internal review is conducted by our Health, Safety, Environment and Quality (or HSEQ) team before customer audits (Tanker Management Self-Assessment inspections) to ensure that all ship management functions are strictly adhered to.

We conduct Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers three times a year. Additionally, Safety Orientation Seminars are conducted every month for the ratings in Manila and Mumbai to emphasize key messages about safety. A virtual safety briefing is conducted for all officers before they join a vessel to emphasize the importance of their role in driving safety onboard.

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

Since 2010, we have produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by us and our affiliates relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of Environmental, Social and Governance considerations and in 2020 set an ESG strategy foundation that will direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. Our sustainability report is available on our website at www.teekay.com. The information contained in our sustainability report and on our website is not part of this Annual Report.

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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, after recent years of increasing costs, we believe the cost of protection and indemnity insurance and the underlying reinsurance is generally stabilizing and we expect that will continue through 2026, although some insurers continue to implement increased pricing.

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2025, 2024 or 2023. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies Ltd. (or IACS): DNV, Lloyd’s Register of Shipping, the American Bureau of Shipping, or Bureau Veritas.

The applicable classification society certifies that the vessel’s design and build conform to the applicable class rules and meet the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. To validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspection scheme supported by our sea staff, shore-based operational and technical specialists, and members of our FTO program. We typically carry out regular inspections, which help us to ensure that:
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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of, and the equipment required for, commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts, regulates emissions from ship exhausts, regulates emissions of volatile compounds from cargo tanks, and prohibits emissions of ozone depleting substances and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

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

We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; however, with the exception of one vessel in our fleet (which in February 2026 we agreed to sell and is expected to be delivered to its purchaser during the second quarter of 2026), we have not installed any scrubbers on our fleet. The bunker market currently uses the specification for RMG 380 grade fuel oil with a maximum sulfur content of 0.50% m/m as an interim standard. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2024. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2025 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of June 2026.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.10% sulfur requirements.

As of May 1, 2025, the Mediterranean Sea became an ECA for sulphur oxides (or SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (or EGCS) ensuring an equivalent SOx emission level. Amendments to MARPOL Annex VI, adopted at MEPC 82 and entering into force on March 1, 2026, designate the Canadian Arctic and Norwegian Sea as new ECAs. The North-East Atlantic Ocean will also be designated as an ECA following MARPOL amendments approved at MEPC 83.

From July 1, 2024, heavy fuel oil (or HFO) may no longer be used or carried as domestic fuel in bunker tanks when in Arctic waters, with some exceptions.

Certain modifications were necessary to optimize operation on LSMGO of equipment originally designed to operate on HFO. Also, LSMGO is more expensive than HFO and this could impact the cost of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas comply with applicable fuel requirements.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Vessels were required to meet the discharge standard D-2 by installing an approved ballast water treatment systems (or BWTS) by September 8, 2024. Our fleet complies with the convention. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks were required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on April 17, 2025 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2025 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2026 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender EU allowances for their 2025 CO2 emissions by September 2026. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the EU ETS by 2027.
For ships under the EU ETS scope, with voyages within EU ports of call, 100% of their emissions will have to be surrendered in the form of EU allowances. For voyages either leaving or arriving in EU ports of call, 50% of their emissions will have to be surrendered in the form of EU allowances. The compliance obligation for EU ETS will be phased in over three years, during which the following percentage of verified emissions will have to be surrendered in the form of EU allowances: 40% for 2024; 70% for 2025 and 100% for 2026 and each year thereafter.
Apart from the EU ETS, the EU also introduced the FuelEU Maritime regulation (or FuelEU) to reduce greenhouse gas emissions (CO2, CH4 and N2O). The regulation was adopted in 2023 and applies from January 1, 2025 to ships over 5,000 gross tonnage which use EEA (EU plus Norway and Iceland) ports. To incentivize the use of renewable and low carbon fuels, FuelEU will impose limits on the greenhouse gas intensity of fuels used onboard and require certain ship types to have zero-emissions at berth from 2030, with stringent financial penalties for non-compliance.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports were required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2025. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (or Hong Kong Convention). The Hong Kong Convention entered into force on June 26, 2025.

United Kingdom

The government of the UK has confirmed that the UK Emissions Trading Scheme (or UK ETS) will be expanded to include the domestic maritime sector effective July 1, 2026. This expansion is a key component of the UK’s strategy to achieve net-zero emissions by 2050 and introduces a mandatory "cap and trade" carbon pricing mechanism for maritime operators. The scheme applies to commercial vessels of 5,000 gross tonnage and above. Compliance is required for all domestic voyages, which are defined as journeys between two UK ports or voyages that start and end at the same UK port. This includes all emissions generated while at anchor or moored in UK ports. In addition to carbon dioxide, the maritime sector must monitor and report methane and nitrous oxide emissions from the outset. Compliance responsibility rests with the registered owner of the vessel, unless responsibility is formally delegated to the International Safety Management company via a legal agreement. The first "scheme year" will run for six months from July 1, 2026 to December 31, 2026. Offshore vessels will be brought into scope starting January 1, 2027. The registered owner of a vessel must acquire and surrender one UK allowance for every tonne of CO2 equivalent emitted. A "double-surrender" provision has been introduced for the first two years; allowances for both the 2026 and 2027 scheme years must be surrendered by April 30, 2028. To ensure pricing parity with routes to the Republic of Ireland, voyages between Northern Ireland and Great Britain will receive a 50% deduction in their surrender obligation. Effective January 1, 2028, the government of the UK intends to expand UK ETS to include international voyages starting or ending at a UK port. Under this proposed expansion, the registered owner of a vessel will be required to surrender allowances for 50% of associated emissions from such international voyages.

United States

The U.S. has enacted an extensive regulatory and liability regime for the protection and clean up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers whose vessels trade to the U.S. or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by obtaining financial guaranties from a third party for our vessels. If other vessels in our fleet trade into the U.S. in the future, we expect to obtain guaranties from third-party insurers.

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

The U.S. Clean Water Act (or Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA 90 and CERCLA discussed above.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, under the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S. waters until the USCG and EPA finalizes new regulations, in accordance with the VIDA to replace the 2013 VGP. The EPA finalized the national standards of performance for incidental vessel discharges under VIDA in late 2024.

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

The remaining step is for the USCG to develop and publish the corresponding implementing and enforcement regulations (equipment, compliance, inspections, etc.), which are still pending. Until the USCG regulations are finalized and effective, vessels trading to the U.S. must continue to comply with the existing 2013 VGP requirements and current USCG ballast water rules. Based on the statutory timeline, USCG implementation could align around late 2026, but no firm publication date has been confirmed yet.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP-AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018 and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

Effective October 2025, the U.S. implemented port fee measures against vessels with Chinese connections. While these port fees have been suspended until October 2026, the suspension could be lifted at short notice.

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

Effective October 2025, China implemented port fee measures against vessels with U.S. connections. While these port fees have been suspended until October 2026, the suspension could be lifted at short notice.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the U.S., entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan”, which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.

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

The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept onboard the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy adopted in 2023. Furthermore, the MEPC adopted two sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) and the Carbon Intensity Index (or CII) have been implemented from January 1, 2023 to benchmark and improve efficiency and reduce emissions from ships. We have already calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels and are in full compliance of the regulation.

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

In the U.S., the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the U.S. Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries or states where we operate that restrict emissions of GHGs could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Teekay Corporation Ltd. indirectly owns 30.7% of Teekay Tankers' Class A and Class B common shares as of March 1, 2026.

Teekay Tankers has two classes of shares: Class A common shares and Class B common shares. Teekay Corporation Ltd. indirectly owns 100% of the Class B common shares which have up to five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation Ltd.’s ownership of Teekay Tankers' Class A and Class B common shares, it holds aggregate voting power of 54.8% as of March 1, 2026.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at March 1, 2026.
D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property. Please read "B – Business Overview - Our Fleet" for information about our vessels and “Item 18 – Financial Statements: Note 8 – Long-Term Debt" for information about major encumbrances against our vessels.
E.Taxation of the Company
Bermuda Taxation

The Bermuda government enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023 and this legislation became fully operative on January 1, 2025.

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

Where Bermuda corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under Part 4 of the Bermuda CIT Act (foreign tax credits and any tax credits that are treated as qualified refundable tax credits for purposes of that Act) or as prescribed by regulations made by the Bermuda Minister of Finance. In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

On December 11, 2025, Bermuda enacted the Tax Credits Act 2025, which establishes a statutory framework for certain Bermuda tax credit benefits, including among others, substance-based tax credits, community development tax credits and utilities infrastructure tax credits, and provides for the utilization of such benefits, including, where applicable, by being taken into account in the determination of tax payments under Bermuda's corporate income tax regime. The Tax Credits Act 2025 applies with effect from fiscal years beginning on or after January 1, 2025, and contemplates further regulations and guidance as to claims, administration and implementation. As Bermuda continues to participate in the global minimum tax initiative, it is expected to closely track the manner in which this is implemented around the world.

As a result of the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to our Bermuda Constituent Entity Group (which includes Teekay Tankers Ltd and its Bermuda Constituent Entities) on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in corporate income tax being payable, depending on the nature of our income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Distributions we receive from our wholly-owned subsidiaries are not subject to any Bermuda tax. Under the current laws of Bermuda, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by our shareholders who are not citizens of or incorporated or formed in and do not reside in, maintain offices in or engage in business in Bermuda or otherwise have a permanent establishment in Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares.

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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time charters, contracts of affreightment, bareboat charters and voyage charters.

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the U.S. (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the U.S. Transportation Income that both begins and ends in the U.S. (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the U.S.. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the U.S. Transportation Income derived from sources outside the U.S. generally is not subject to U.S. federal income tax.

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the U.S. and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Gross Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Gross Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the U.S. that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2025 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our subsidiaries' U.S. Source International Transportation Gross Income, without benefit of deductions. For 2025, we estimate that, if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $9.2 million. If the Section 883 Exemption does not apply, the amount of such tax for which we or our subsidiaries may be liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

Because our Marshall Islands subsidiaries do not, and assuming that they will not, conduct business, operations, or transactions in the Marshall Islands, our Marshall Islands subsidiaries will not be subject to taxation under the current laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our Marshall Islands subsidiaries are not subject to Marshall Islands taxation.

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 17 – Income Tax Recovery (Expense)".
Item 4A.Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2024 for our discussion and analysis comparing our financial condition and results of operations from 2024 to 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW

Teekay Corporation Ltd. (or Teekay) is a leading provider of international crude oil and other marine transportation services. Teekay provides these services through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), a leading owner and operator of mid-sized crude oil and product tankers. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

As of December 31, 2025, Teekay Parent had an economic interest of 30.8% and voting power of 54.9% in Teekay Tankers. Since Teekay Parent controls the voting interests of Teekay Tankers through its ownership of Class A and Class B common shares of Teekay Tankers, we consolidate the results of this subsidiary.

We formed Teekay Tankers in 2007. Teekay Tankers holds all of our oil and product tanker assets, primarily consisting of Suezmax and Aframax / LR2 tankers, and engages in short to medium-term fixed-rate charter contracts and spot tanker market trading. In addition, Teekay Tankers also owns a Very Large Crude Carrier (or VLCC) tanker (which is under contract to be sold), a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean, and operations in Australia that provide operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties.

The assets of Teekay Parent consist of Teekay Parent's controlling interest in publicly-listed Teekay Tankers, and a cash and short-term investments position of $120.2 million as at December 31, 2025. Our primary financial objective for Teekay Parent is to increase Teekay’s intrinsic value per share, which includes, among other things, increasing the intrinsic value of Teekay Tankers.

Teekay has developed extensive industry experience and industry-leading capabilities over its 50-plus-year history. We believe our controlling interest in Teekay Tankers and its operating platform, together with both Teekay and Teekay Tankers' strong balance sheets, positions us well to pursue investments both in crude oil and product transportation and broader shipping markets where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.
SIGNIFICANT DEVELOPMENTS
Developments in Teekay Tankers in 2025 and Early 2026
For additional information about Teekay Tankers, please refer to Teekay Tankers' Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC.

Global Tariffs and Trade

During 2025, the U.S. administration and other governments have announced or taken actions to implement new or increased tariffs on foreign imports and port fees. These actions have resulted and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. Additionally, in early 2026, the U.S. Supreme Court struck certain of the tariffs implemented by the U.S. administration, who thereafter reimplemented certain tariffs in response, which may cause additional uncertainty and increase geopolitical tensions. These activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. In 2025, the U.S. and China also announced new port fees that would apply to port calls of certain Chinese and U.S.-related tankers, respectively, which could be disruptive to our industry. These port fees subsequently have been suspended until October 2026. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Geopolitical Conflicts

Geopolitical conflicts and related sanctions, export controls and price caps have significantly affected us and our industry, including by disrupting energy supply chains and trading patterns, and causing instability and volatility in the global economy. These conflicts include, among others, Russia’s ongoing invasion of Ukraine, Houthi rebel attacks on vessels in the Red Sea area, and the recent U.S., Israel and Iran conflict and related severe disruptions to voyages through the Strait of Hormuz. U.S. action in Venezuela during 2026, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a collapse in crude oil flows to China via the “dark fleet” and shifted trade towards the compliant fleet of tankers. This development could benefit mid-size tankers in particular should more Venezuelan oil be sold to U.S. and European markets. The escalation and expansion of hostilities in the Middle East, and the possibility of continuing instability or further escalation in Ukraine, Venezuela or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Vessel Sales

During 2025, Teekay Tankers sold eight 2006 to 2009-built Suezmax tankers and three 2006 to 2007-built Aframax / LR2 tankers for a total price of $341.0 million, which resulted in an aggregate gain on sales of $100.5 million during 2025. All of these tankers were delivered to their purchasers during 2025.

In December 2025, Teekay Tankers entered into an agreement to sell one 2007-built Suezmax tanker for $33.0 million. The tanker and its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025. The tanker was delivered to the purchaser during January 2026.

In January 2026 and February 2026, Teekay Tankers entered into agreements to sell one 2009-built Suezmax tanker and one 2013-built VLCC tanker for a combined sales price of $124.5 million. The Suezmax tanker was delivered to its purchaser during March 2026, and the VLCC tanker is expected to be delivered to its purchaser during the second quarter of 2026.

Vessel Acquisitions

In May 2025, Teekay Tankers completed the purchase of one 2019-bulit Aframax / LR2 tanker for a purchase price of $63.0 million.

In July 2025, Teekay Tankers completed the purchase of one 2017-built Suezmax tanker for a purchase price of $64.3 million.

In August 2025, Teekay Tankers completed the purchase of one 2013-built VLCC, which was previously owned through our 50/50 joint venture, for a purchase price of $63.0 million. Following the completion of the purchase, the tanker continues to trade on spot voyage charters in a pool managed by a third party. In connection with the vessel purchase in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and our guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment. In February 2026 Teekay Tankers entered into an agreement to sell the VLCC as noted above.

In December 2025, Teekay Tankers agreed to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which is recorded in other non-current assets in our consolidated balance sheet as at December 31, 2025. Upon the completion of these purchases in January 2026, Teekay Tankers bareboat chartered-out each tanker to the seller for periods between four and eight months, after which Teekay Tankers will assume commercial and technical management of the vessels.

Time Chartered-in Vessels

During the first and third quarters of 2025, Teekay Tankers redelivered two chartered-in Aframax / LR2 tanker to their owners following the expiry of their time chartered-in contracts.

In December 2025, Teekay Tankers exercised an option to extend one existing chartered-in contract for an Aframax / LR2 tanker for an additional period of 12 months at a rate of $33,150 per day, effective February 2026.

Time Chartered-out Vessels

The time charter-out contract of one Aframax / LR2 tanker expired in May 2025, at which time the tanker was delivered back to Teekay Tankers and has subsequently been trading in the spot market.

During September 2025 and October 2025, Teekay Tankers entered into time charter-out contracts for two Aframax / LR2 tankers for terms between 12 months and 18 months at an average rate of $33,275 per day, both of which commenced in the fourth quarter of 2025.

During September 2025, Teekay Tankers entered into a time charter-out contract for a Suezmax tanker for a term of 12 months at a rate of $42,500 per day, which commenced at the beginning of October 2025.

Distribution from Equity-Accounted Joint Venture

During the third quarter of 2025, in connection with Teekay Tankers' purchase of the VLCC tanker as noted above, Teekay Tankers received a cash distribution from its 50/50 joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay Teekay Tankers' advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of Teekay Tankers' investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon Teekay Tankers' receipt of the cash distribution, Teekay Tankers reduced the investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in the consolidated statements of income. As at December 31, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026.

Investment in Marketable Securities

During the second half of 2025, Teekay Tankers sold all of its investment in Ardmore Shipping (NYSE: ASC), which owns and manages a fleet of Medium-Range product and chemical tankers, for net proceeds of $26.3 million, which resulted in a realized gain of $2.9 million on the investment during the year ended December 31, 2025 and generated a total return of $3.3 million, or 14.4%, including dividends.

Other Recent Developments

During the year ended December 31, 2025, Teekay repurchased approximately 0.7 million common shares for $4.9 million, or an average of $6.71 per share, pursuant to its share repurchase programs.

In May 2025, Teekay's Board of Directors (or Board) declared a special cash dividend in the amount of $1.00 per outstanding common share. This dividend was paid in July 2025 to all Teekay shareholders.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, full service lightering and lightering support services. In addition, revenues include revenues from operational and maintenance marine services. Revenues related to our crude oil and product tankers are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters and voyage charters and to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

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

Net Revenues. Net revenues represent income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and ship management services. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands. We seek to maintain these expenses at a stable level but expect an increase in line with inflation in respect of crew, material and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses, depending on the currencies in which such expenses are incurred.

Income or Loss from Operations. To assist us in evaluating our operations by segment, we analyze the income or loss from operations for each segment, which represents the income or loss we generate or incur from the segment after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on non-designated derivative instruments, equity income or loss, gain on distribution from equity-accounted investment, other income or expenses and income taxes.

Dry Docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the age of the vessel. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense, as incurred, costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years except in the case of in-definite-lived intangible assets, which are not subject to amortization.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings, or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our fleet during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.

Our Charters

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
SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Teekay Corporation Ltd. and its subsidiaries for fiscal years 2025, 2024 and 2023, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes for the years ended December 31, 2025, 2024 and 2023 (which are included herein).

(in thousands of U.S. Dollars, except per share and fleet data)	Years Ended December 31,
	2025	2024	2023
GAAP Financial Comparison:
Income Statement Data:
Revenues	949,520	1,220,374	1,464,975
Income from operations	302,814	365,247	531,725
Net income	351,985	401,619	517,423
Net income attributable to shareholders of Teekay - basic	98,111	133,770	150,641
Per common share data:
Basic income attributable to shareholders of Teekay	1.14	1.47	1.59
Diluted income attributable to shareholders of Teekay	1.13	1.42	1.54

Balance Sheet Data (at end of year):
Cash and cash equivalents, and short-term investments	972,735	695,331	652,684
Vessels and equipment (1)	1,038,644	1,184,271	1,234,524
Total debt (2)	—	—	139,599
Total equity	2,162,603	1,935,167	1,800,346

Non-GAAP Financial Comparison:
Net revenues - Tankers (3)(4)	506,641	700,732	890,081
EBITDA (3)	400,761	465,930	631,017
Adjusted EBITDA (3)	287,225	420,749	618,907

Fleet Data - average number of tankers(5):
Suezmax	21.1	25.8	26.0
Aframax / LR2	18.5	23.7	25.6
Bunker tanker	1.0	0.2	—
VLCC	0.7	0.5	0.5
(1)    Total vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) any vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.

(2)     Total debt includes short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to any finance leases.
(3)     Net revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. Definitions and an explanations of the usefulness and purpose of these measures as well as reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(4)     Relates to net revenues from our Tankers segment which excludes net revenues from our Marine Services and Other segment. Please see section "Tankers - Operating Results" below in this Item 5 - Operating and Financial Review and Prospects.
(5) Average number of tankers consists of the average number of vessels that were in our possession during a period, including chartered-in vessels, and the VLCC which was owned through our 50/50 High-Q Investments Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd. and was acquired by us from the joint venture in August 2025. In February 2026 Teekay Tankers entered into an agreement to sell the VLCC.
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

•The conflicts in the Middle East, Ukraine and Venezuela have had and may continue to have material effects on our business, results of operations or financial condition. Since December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies continue to suspend transit through the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region, leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, disrupting trade routes. The expansion of hostilities in the Middle East may lead to interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, additional disruption of shipping transit in other trade routes, or similar outcomes that could affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions, export controls and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement placed on Russian oil exports. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.

Recent U.S. action in Venezuela, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a collapse in crude oil flows to China via the “dark fleet” and shifted trade towards the compliant fleet of tankers. This development could benefit mid-size tankers in particular should more Venezuelan oil be sold to U.S. and European markets.

Please read “Item 3 - Key Information - Risk Factors” for additional information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load VLCCs. While we believe that lightering offers advantages over alternative methods of delivering crude oil to and from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, highlighting the urgency of improving seafarer attraction and retention. This will continue to push an upward trend on wages. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client and regulatory demands for enhanced training and physical equipment, pressure on commodity and raw material prices, tariffs, and increasing cost of freight due to changing trade routes, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of any inflationary and other price escalations; however, increases to operational costs may occur in the future.

•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had nine vessels dry dock in 2025, compared to 13 vessels in 2024 and seven vessels in 2023. The total number of off-hire days relating to dry dockings and ballast water treatment systems (or BWTS) installations during the years ended December 31, 2025, 2024 and 2023 were 358, 478 and 304, respectively. For our current fleet, there are 12 vessels scheduled to dry dock in 2026 and incur off-hire days.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates and advances to affiliates) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translation fluctuations based on the strength of the U.S. Dollar relative mainly to the Canadian Dollar, Singaporean Dollar, British Pound, Euro, Australian Dollar, Philippine Peso and Japanese Yen are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses.
Year Ended December 31, 2025, versus Year Ended December 31, 2024
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

Teekay has two primary lines of business: (1) tankers and (2) marine services and its segments are presented on this basis: (1) The tanker segment consists of the operation of all of our Suezmax, Aframax / LR2 and VLCC tankers (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (2) The marine services and other segment consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, and includes corporate and general administrative expense.

Our consolidated income from operations was $302.8 million for the year ended December 31, 2025 compared to $365.2 million for the year ended December 31, 2024. The primary reasons for this net decrease in income are as follows:

Consolidated Income from Operations
$USD (Millions)
560
520
480
440
400
360
320
280
240
200
160
120
80
40
0
Year Ended Dec 31, 2024
Vessel sales
Lower average realized TCE rates
Redeliveries of vessel in-charters
Gain on sale of vessels
Vessel purchases
Other
Year Ended Dec 31, 2025

•a decrease of $69.9 million due to the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025;

•a decrease of $65.1 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2025 compared to 2024; and

•a decrease of $18.3 million due to the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025;

partially offset by:

•an increase of $63.7 million due to the gain on sales of eight Suezmax tankers and three Aframax / LR2 tankers in 2025 compared to the gain on sales of one Suezmax tanker and two Aframax / LR2 tankers in 2024;

•an increase of $14.8 million due to the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•a decrease in other operating expenses of $12.4 million including $6.3 million of lower general and administrative expenses in 2025 compared to 2024 and $5.6 million of restructuring expenses incurred in 2024 (the 2025 restructuring expenses were recovered through revenues in our Australia Operations).

Tankers - Operating Results

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents the Tankers operating results for the years ended December 31, 2025 and 2024, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars except percentages)	2025	2024	% Change
Revenues	824,014	1,106,278	(26)%
Voyage expenses	(317,373)	(405,546)	(22)%
Net revenues(1)	506,641	700,732	(28)%

Vessel operating expenses	(131,011)	(150,605)	(13)%
Charter hire expenses	(42,742)	(74,379)	(43)%
Depreciation and amortization	(86,630)	(93,582)	(7)%
General and administrative expenses	(46,568)	(48,833)	(5)%
Gain on sale and write-down of assets	99,659	38,080	162%
Restructuring charges	—	(5,952)	(100)%
Income from operations	299,349	365,461	(18)%

Equity income and gain on distribution from equity-accounted investment	9,617	2,767	248%
(1)    This is a non-GAAP financial measure. Please refer to "Item 5 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Revenues. Net revenues were $506.6 million for the year ended December 31, 2025 compared to $700.7 million for the year ended December 31, 2024. The net decrease was primarily due to:

•a net decrease of $131.0 million due to the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025;

•a decrease of $65.1 million due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2025 compared to 2024;

•a net decrease of $3.4 million due to certain vessels returning from time charter-out contracts during 2025 and earning a lower average spot compared to previous fixed rates, partially offset by certain vessels entering into new time charter-out contracts in the fourth quarter of 2025 and earning a higher average fixed rate compared to previous spot rates;

•a decrease of $1.9 million due to one fewer calendar day in 2025 compared to 2024; and

•a decrease of $1.4 million due to lower bunker commissions earned and lower revenues earned from our responsibilities in employing vessels subject to RSAs in 2025 compared to 2024;

partially offset by:

•an increase of $5.4 million due to fewer off-hire days and lower off-hire bunker expenses during 2025, primarily related to fewer scheduled dry dockings compared to 2024; and

•an increase of $3.5 million due to higher revenues related to certain STS support service activities in 2025 compared to 2024.

Vessel Operating Expenses. Vessel operating expenses were $131.0 million for the year ended December 31, 2025 compared to $150.6 million for the year ended December 31, 2024. The net decrease was primarily due to:

•a net decrease of $16.5 million resulting from the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025;

•a decrease of $2.3 million resulting from lower repair and maintenance related expenditures in 2025 compared to 2024;

•a decrease of $1.8 million resulting from lower expenditures related to certain STS support service activities in 2025 compared to 2024; and

•a decrease of $1.3 million resulting from an insurance claim settlement in 2025;

partially offset by:

•an increase of $1.8 million related to higher crewing-related expenditures in 2025.

Charter Hire Expenses. Charter hire expenses were $42.7 million for the year ended December 31, 2025 compared to $74.4 million for the year ended December 31, 2024. The net decrease was primarily due to:

•a decrease of $32.1 million resulting from the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•a decrease of $2.2 million resulting from impairments of operating lease right-of-use assets related to three chartered-in vessels between the start of the fourth quarter of 2024 and the end of the first quarter of 2025, which impairments related to declines in prevailing short-term time-charter rates;

partially offset by:

•an increase of $2.7 million due to increases in the daily hire rates for one Aframax / LR2 tanker and two STS support vessels after extending their chartered-in contracts during the second quarter of 2024 and the third quarter of 2025.

Depreciation and Amortization. Depreciation and amortization was $86.6 million for the year ended December 31, 2025 compared to $93.6 million for the year ended December 31, 2024. The net decrease was primarily due to the sales of nine Suezmax tankers and four Aframax / LR2 tankers between the start of the fourth quarter of 2024 and the end of 2025, partially offset by the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025, as well as the dry docks of certain vessels that are subject to a shorter amortization period compared to the previous dry docks.

General and Administrative Expenses. General and administrative expenses were $46.6 million for the year ended December 31, 2025 compared to $48.8 million for the year ended December 31, 2024. The decrease was primarily due to lower expenditures related to compensation, benefits and payroll taxes, partly resulting from organizational changes made during the second half of 2024.

Gain on Sale and Write-down of Assets. The gain on sale and write-down of assets of $99.7 million for the year ended December 31, 2025 was related to:

•the sales of eight Suezmax tankers and three Aframax / LR2 tankers, which resulted in an aggregate gain on sales of $100.5 million during the year ended December 31, 2025;

partially offset by:

•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the year ended December 31, 2025.

The gain on sale and write-down of assets of $38.1 million for the year ended December 31, 2024 were related to:

•the sales of two Aframax / LR2 tankers and one Suezmax tanker, which resulted in an aggregate gain on sales of $39.5 million during the year ended December 31, 2024;

partially offset by:

•the impairment recorded on three of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.4 million during the year ended December 31, 2024.

Restructuring Charges. Restructuring charges of $6.0 million for the year ended December 31, 2024 were related to changes made to Teekay Tankers' senior management team.

Equity Income and Gain on Distribution from Equity-Accounted Investment. Equity income and gain on distribution from equity-accounted investment was $9.6 million for the year ended December 31, 2025 compared to $2.8 million for the year ended December 31, 2024. The increase was primarily due to a $8.3 million gain on distribution received from the equity-accounted joint venture in the third quarter of 2025, partially offset by lower net income from the equity-accounted investment, as the joint venture had no operational activities after selling its VLCC tanker to us in August 2025, as well as lower spot rates in 2025 compared to 2024 realized by the VLCC tanker during the period when it was owned by the joint venture.

Tanker Market

Mid-size crude tanker spot rates strengthened during the fourth quarter of 2025. Global seaborne oil trade volumes were near record highs during the fourth quarter of 2025 due to the unwinding of OPEC+ supply cuts coupled with rising oil production from non-OPEC+ countries, particularly in the Americas. In addition, tighter sanctions against Russia, Iran, and Venezuela, including U.S. sanctions against Russian oil producers Rosneft and Lukoil, have created trading inefficiencies which have benefited tanker tonne-mile demand while pushing more trade volumes away from the “dark fleet” towards the compliant fleet of tankers.

Geopolitical events continue to shape global oil trade flows at the beginning of 2026 and mid-size tanker spot rates remain at very firm levels. U.S. action in Venezuela, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a sharp decrease in crude oil flows to China via the “dark fleet” at the start of 2026 and shifted trade towards the compliant fleet of tankers. This could benefit compliant mid-size tankers in particular if more Venezuelan oil is sold to U.S. and European markets. Tighter sanctions on Russia and Iran and the military action in the Middle East (including as a result of the recent U.S., Israel and Iran conflict and the related disruption of shipping transit via the Strait of Hormuz) may continue to drive trade inefficiencies in the near-term and further marginalize the “dark fleet” vessels, although the geopolitical environment remains highly volatile and unpredictable.

Underlying tanker demand and supply fundamentals remain supportive. Global oil demand is projected to increase by 1.1 million barrels per day (or mb/d) in 2026, which is in line with levels seen in 2024 and 2025. Demand could be further boosted by strategic stockpiling, particularly in China where the country is projected to add just under 1 mb/d to strategic reserves during 2026 according to the U.S. Energy Information Administration (or EIA). Non-OPEC+ supply growth is expected to continue to be led by the Americas in 2026, with the International Energy Agency (or IEA) projecting 1.3 mb/d of non-OPEC+ growth in 2026. The OPEC+ group, which unwound over 2 mb/d of voluntary supply cuts in 2025, has announced a pause on further unwinds during the first quarter of 2026, and its supply policy for the remainder of the year is uncertain. On the fleet supply side, tanker newbuild deliveries are set to increase in 2026, although actual net fleet growth will depend on the level of vessel removals via scrapping, the relative mix of vessels trading in the compliant fleet versus the “dark fleet” of tankers, and the utilization rate of older vessels.

In summary, we believe that the near-term outlook for the tanker market remains strong driven by a combination of positive underlying tanker supply and demand fundamentals and various geopolitical factors which are driving trade inefficiencies and tonne-mile demand for the compliant fleet of tankers. However, the longer-term outlook is highly uncertain and will depend, to a large extent, on how the various geopolitical factors currently supporting the tanker market develop in the coming months and years.

Tankers - Fleet and TCE Rates

As at December 31, 2025, Teekay Tankers owned 33 double-hulled oil and product tankers and chartered-in two Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by Teekay Tankers' spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out vessels for 2025 and 2024:

	Year Ended December 31, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$424,952	$(170,378)	$2,599	$257,173	7,244	$35,502
Voyage-charter contracts - Aframax / LR2 (4)	$349,312	$(140,045)	$613	$209,880	6,336	$33,124
Voyage-charter contracts - VLCC (5)	$10,975	$(2,989)	$287	$8,273	133	$62,164
Time charter-out contracts - Suezmax	$3,892	$(67)	$36	$3,861	92	$41,969
Time charter-out contracts - Aframax / LR2	$11,196	$(183)	$13	$11,026	270	$40,919
Total	$800,327	$(313,662)	$3,548	$490,213	14,075	$34,830
(1)Excludes $14.7 million of revenues related to our STS support services operations, $8.1 million of revenues related to certain bunker related activities, and $0.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $7.1 million of expenses related to certain bunker related activities and includes $3.4 million of operating expenses related to providing lightering support services to FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $24.0 million of revenues and $10.0 million of voyage expenses related to Aframax / LR2 FSL operations, and $11.4 million of revenues and $7.5 million of voyage expenses related to our Suezmax FSL operations.

(5)Includes one VLCC tanker, which was acquired by Teekay Tankers from the Company's 50/50 joint venture in August 2025, is trading in a pooling arrangement managed by a third party, and is under contract to be sold.

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
(1)Excludes $11.2 million of revenues related to our STS support services operations, $1.9 million of revenues related to certain bunker related activities, and $1.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $4.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $40.9 million of revenues and $18.7 million of voyage expenses related to the Aframax / LR2 FSL operations, and $10.1 million of revenues and $5.6 million of voyage expenses related to the Suezmax FSL operations.

Marine Services and Other - Operating Results

As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provided crewing services under a management contract, which expired in August 2025, for an FPSO unit in Western Australia, provide technical and crewing management services for two patrol boats, as well as bareboat charter-in a bunker tanker which we have time chartered-out to a third party. Marine Services and Other also consists of management services provided to third parties.

The following table presents the Marine Services and Other operating results for the years ended December 31, 2025 and 2024.

	Year ended December 31,
(in thousands of U.S. dollars)	2025	2024
Revenues (1)	125,506	114,096
Vessel operating expenses	(107,845)	(101,989)
Charter hire expenses	(2,515)	(416)
General and administrative expenses (2)	(8,199)	(11,905)
Gain on sale of assets (3)	2,086	—
Restructuring expenses(1)	(5,568)	—
Income (loss) from operations	3,465	(214)
(1)Restructuring charges include severance costs of $5.6 million resulting from the termination of a management contract related to the Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.
(3)The gain on sale of assets relates to management fees earned by Teekay Corporation Ltd. from the sale of certain vessels by Teekay Tankers.

Income from operations for Marine Services and Other was $3.5 million for the year ended December 31, 2025, compared to a $0.2 million loss from operations for the year ended December 31, 2024. The positive change in results is primarily due to lower compensation and corporate expenses in 2025 compared to 2024, commissions earned on the sales of certain Teekay Tankers' vessels in 2025, and the time charter-out of a bareboat chartered-in bunker tanker which charter-out contract commenced in the fourth quarter of 2024 within our Australian operations, partially offset by lower results from our operational and maintenance marine services in Australia related to higher crewing-related expenditures in 2025, as well as the termination of a crew management contract in August 2025.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for 2025 and 2024:

	Year Ended December 31,
(in thousands of U.S. dollars)	2025	2024
Interest income	36,166	37,218
Interest expense	(2,896)	(7,542)
Other - net	1,700	4,334
Income tax recovery (expense)	4,584	(405)

Interest income. Interest income decreased to $36.2 million for the year ended December 31, 2025, compared to $37.2 million for the year ended December 31, 2024. The decrease was primarily due to lower average interest rates on cash and short-term investment balances, partially offset by higher average balances earning interest.

Interest expense. Interest expense was $2.9 million for the year ended December 31, 2025, compared to $7.5 million for the year ended December 31, 2024. The decrease was primarily due to the repurchase of eight Suezmax tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements.

Other - net. Other net income was $1.7 million for the year ended December 31, 2025, compared to $4.3 million for the year ended December 31, 2024. The decrease was primarily due to a recovery related to the settlement of a claim in the third quarter of 2024, changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as an unrealized loss on marketable securities recognized during 2025, partially offset by a realized gain on marketable securities recognized during 2025 and premiums paid during the first quarter of 2024 in relation to the repurchase of eight Suezmax tankers which were previously under sale-leaseback arrangements.

Income tax recovery (expense). Income tax recovery was $4.6 million for the year ended December 31, 2025, compared to a $0.4 million tax expense for the year ended December 31, 2024. The change was primarily due to higher recoveries during 2025 related to the expiry of the tax limitation periods in certain jurisdictions, as well as changes in vessel trading activities. This is partially offset by the reversal of certain freight tax liabilities during the first quarter of 2024 based on an assessment of our tax position for a certain jurisdiction. For additional information, please read "Item 18 – Financial Statements: Note 17 - Income Tax Recovery (Expense)" of this Annual Report.

Year Ended December 31, 2024, versus Year Ended December 31, 2023

For a discussion of our operating results for the year ended December 31, 2024, compared with the year ended December 31, 2023, please see "Item 5 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2024.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

Teekay Parent primarily generates cash flows from dividends received from Teekay Tankers and from interest income from short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at December 31, 2025, Teekay Parent had no debt outstanding.

Teekay Parent's primary uses of cash include funding general and administrative expenses and other working capital requirements. As at December 31, 2025, Teekay Parent held $120.2 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

During the year ended December 31, 2025, Teekay Parent repurchased approximately 0.7 million Teekay common shares for $4.9 million, including transaction costs, under its share repurchase program. As at December 31, 2025, the total remaining share repurchase authorization was $28.1 million.

In May 2025, Teekay's Board declared a special cash dividend in the amount of $1.00 per outstanding common share, which resulted in total cash dividends paid of $85.3 million in July 2025.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels, from managing vessels for the Australian government, and from providing management services to certain third parties. Teekay Tankers employs a chartering strategy for the tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as geopolitical events, sanctions and other factors which influence oil trade routes and tonne-mile supply and demand.

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

Teekay Tankers' other primary sources of cash are interest income from short-term investments, long-term bank borrowings, lease or equity financings, and proceeds from the sales of older vessels.

As at December 31, 2025, Teekay Tankers has one credit facility, the 2023 Revolver, with no balance drawn, and it had no vessels subject to finance leases. Teekay Tankers' obligations related to its 2023 Revolver is described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" of this report. Teekay Tankers' 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver requires it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" of this Annual Report. If Teekay Tankers does not meet these financial or other covenants, the lenders may declare Teekay Tankers' obligations under the agreement immediately due and payable and terminate any further loan commitments, which, depending upon Teekay Tankers' other liquidity at the time, could significantly affect Teekay Tankers' short-term liquidity requirements. As at December 31, 2025, Teekay Tankers was in compliance with all covenants under the 2023 Revolver.

Teekay Tankers' 2023 Revolver require it to make interest payments based on SOFR plus a margin. Depending upon the amount of its floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at December 31, 2025, Teekay Tankers was not committed to any interest rate swap agreements. The extent of Teekay Tankers' exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchases of Teekay Tankers' Class A common shares under its repurchase program, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2025	2024
Net cash flow provided by operating activities	301,767	467,185
Net cash flow used for financing activities	(129,770)	(416,448)
Net cash flow provided by investing activities	80,426	157,496

Net Operating Cash Flow

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

The $165.4 million decrease in net operating cash flow for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•a net decrease of $137.6 million in cash inflows primarily due to lower operating earnings during the year ended December 31, 2025, resulting from lower average realized spot tanker rates, the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by lower interest expense resulting from the repurchase of eight tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, as well as the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•a decrease of $38.7 million in cash inflows related to changes in net working capital during the year ended December 31, 2025 compared with the prior year;

partially offset by:

•a decrease of $7.9 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2025 compared with the prior year, and

•a decrease of $3.0 million in cash outflows related to expenditures for asset retirement obligations during the year ended December 31, 2025 compared with the prior year.

Net Financing Cash Flow

The $286.7 million decrease in net cash flow used for financing activities for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•a decrease of $142.2 million in cash outflows primarily due to a decrease in prepayments and scheduled repayments on Teekay Tankers' finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements in the first quarter of 2024;

•a decrease of $61.3 million in cash outflows for Teekay Parent due to the repurchase of 0.7 million common shares for $4.9 million for the year ended December 31, 2025 compared 8.0 million common shares for $66.3 million during the year ended December 31, 2024;

•a decrease of $50.0 million in cash outflows due to Teekay Parent's purchase of 0.8 million of Teekay Tankers Class A common shares through open market purchases during the year ended December 31, 2024; and

•a decrease of $25.5 million in cash outflows due to Teekay Tankers' $47.7 million dividends paid to non-controlling interests during the year ended December 31, 2025, compared to $73.2 million in the prior year.

During the years ended December 31, 2025 and 2024, Teekay Corporation Ltd. paid cash dividends of $85.3 million and $85.0 million to its shareholders, respectively.

Net Investing Cash Flow

The $77.1 million decrease in net cashflow provided by investing activities for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•a decrease of $185.2 million in cash inflows due to lower proceeds from short-term investments compared to 2024;

•an increase $119.8 million in cash outflows resulting from the acquisitions of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker during the year ended December 31, 2025 compared to the acquisition of one Aframax / LR2 tanker during the year ended December 31, 2024; and

•an increase of $99.0 million in cash outflows resulting from payments held in escrow related to acquisitions of three Aframax / LR2 tankers during the year ended December 31, 2025;

partially offset by:

•an increase of $256.4 million in cash inflows resulting from higher net proceeds received from the sales of eight Suezmax tankers and three Aframax / LR2 tankers during the year ended December 31, 2025 compared to net proceeds received from the sale of two Aframax / LR2 tankers and one Suezmax tanker during the year ended December 31, 2024;

•an increase of $44.9 million net cash inflows resulting from $26.3 million proceeds received from the sale of our entire investment in marketable securities during the year ended December 31, 2025, and $18.7 million of decreased outflows resulting from purchases of the marketable securities primarily during the year ended December 31, 2024; and

•an increase of $25.2 million in cash inflows resulting from a distribution from our equity-accounted joint venture during the year ended December 31, 2025.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objectives of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital and seeking to ensure that cash investments can be sold readily and efficiently and provide an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $120.2 million as at December 31, 2025, compared to $183.4 million as at December 31, 2024. This decrease was primarily the result of a dividend of $85.3 million paid to shareholders during the year ended December 31, 2025, partially offset by the receipt of cash dividends of $21.3 million from Teekay Tankers.

Teekay Parent has no contractual obligations as at December 31, 2025, that relate to the 12-month period following such date or in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our liquidity requirements. Teekay Parent anticipates that its liquidity at December 31, 2025, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, short-term investments, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 18 – Financial Statements: Note 8 – Long-Term Debt" of this Annual Report.

In May 2023, Teekay Tankers' Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share. Teekay Tankers has paid such quarterly dividends since the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared a special cash dividend of $1.00 per common share in May 2023, a special cash dividend of $2.00 per common share in May 2024, and another special cash dividend of $1.00 per common share in May 2025. In May 2023, Teekay Tankers' Board of Directors also authorized a new share repurchase program for the repurchase of up to $100 million of Teekay Tankers' outstanding Class A common shares to be utilized at its discretion. As at December 31, 2025, no shares were repurchased under this program.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents, short-term investments and undrawn credit facilities, increased by $258.4 million during the year ended December 31, 2025, from 765.9 million at December 31, 2024 to 1.0 billion at December 31, 2025. The increase was primarily a result of the following events or changes during the year ended December 31, 2025: $343.1 million received from the sales of eight Suezmax tankers and three Aframax / LR2 tankers; $305.9 million of net operating cash inflow; $26.3 million of proceeds received from the sale of the entire investment in marketable securities; a $25.2 million distribution received from the equity-accounted joint venture; and $1.7 million of proceeds received upon the exercise of stock options; partially offset by $190.3 million paid for the purchases of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker; $99.0 million for payments held in escrow for the purchase of three Aframax / LR2 tankers; $82.3 million of reduction in the borrowing capacity of the 2023 Revolver; $69.0 million of cash dividends paid on Teekay Tankers' Class A and Class B common shares; $3.0 million of expenditures for capital upgrades for vessels and equipment; and $2.3 million paid for an investment in marketable securities.

Teekay Tankers anticipates that its liquidity as at December 31, 2024, combined with cash it expects to generate for the 15 months following such date, will be sufficient to meet its cash requirements for at least the one-year period following the date of this Annual Report.

Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2025. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, its financial condition and the condition of credit markets at such time. Approximately 65% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers intends to continue the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using cash on hand, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes Teekay Tankers' contractual obligations as at December 31, 2025.

(in millions of U.S. Dollars)	Total	2026	2027	2028	2029
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	67.9	36.7	15.3	8.5	7.4
Vessel acquisition (2)	42.5	42.5
Total	110.4	79.2	15.3	8.5	7.4
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of December 31, 2025.
(2)In December 2025, Teekay Tankers signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account as at December 31, 2025. In January 2026, Teekay Tankers took delivery of the three tankers and paid the remaining balance related to one of the tankers using cash on hand.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 18 – Financial Statements: Note 17 – Income Tax Recovery (Expense)" of this Annual Report, which could have a significant financial impact on Teekay Tankers' business, which we cannot predict with certainty at this time. In addition, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which we cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require it to install new emission controls, acquire allowances or pay taxes or penalties related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, requires Teekay Tankers to acquire allowances related to its greenhouse gas emissions as outlined in "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies", "Item 18 - Financial Statements: Note 6 – Goodwill, Intangible Assets and Other Non-Current Assets" and "Item 18 - Financial Statements: Note 7 – Accrued Liabilities and Other Long-Term Liabilities" of this Annual Report. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires Teekay Tankers to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services. In addition, geopolitical conflicts, governmental sanctions and tariffs, and U.S. and Chinese port fee measures that took effect in October 2025 but have been mutually agreed to be suspended until October 2026, could have significant financial and other impacts on Teekay Tankers' industry and business, which we are cannot predict with certainty at this time.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" included in this Annual Report.

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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgment. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2025, 2024 and 2023, revenue from voyages then in progress was recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2025 would have decreased by $1.1 million.

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

Judgments and Uncertainties. For the years ended December 31, 2025, 2024 and 2023, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2024, our depreciation for the year ended December 31, 2025 would have increased by approximately $57.1 million.

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

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, among others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in future periods than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology in prior years, we have determined that none of our vessels has a market value less than its carrying value as of December 31, 2025. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.

Taxes

Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We recognize the tax benefits of uncertain tax positions only if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determine that an uncertain tax position is sustained upon examination, and such amount is in excess of the net amount previously recognized, we increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determine that an uncertain tax position is not sustained upon examination, we typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 – Financial Statements: Note 17 – Income Tax Recovery (Expense)” of this Annual Report. As at December 31, 2025, the total amount of recognized uncertain freight tax liabilities was $31.1 million (December 31, 2024 - $41.4 million). If the uncertainty about these freight tax liabilities is resolved in our favor, we concurrently reverse these liabilities.

NON-GAAP FINANCIAL MEASURES
Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Year Ended December 31,
(in thousands of U.S. Dollars)	2025	2024	2023
Tankers Segment
Income from operations	299,349	365,461	535,910
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	131,011	150,605	148,960
Charter hire expenses	42,742	74,379	70,836
Depreciation and amortization	86,630	93,582	97,551
General and administrative expenses	46,568	48,833	45,936
Gain on sale and write-down of assets	(99,659)	(38,080)	(10,360)
Restructuring charges	—	5,952	1,248
Net revenues	506,641	700,732	890,081

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income or loss before net income or loss attributable to the Entities under Common Control, interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, dividend income, realized gain or loss on interest rate swaps, unrealized gain or loss on derivative instruments, equity income or loss, gain on distribution from equity-accounted investment and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income.

	Year Ended December 31,
	2025	2024	2023
Income Statement Data:	(in thousands of U.S. Dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Net income
Net income	$351,985	$401,619	$517,423
Depreciation and amortization	86,630	93,582	97,551
Interest (income) expense, net of interest expense (income)	(33,270)	(29,676)	3,881
Income tax (recovery) expense	(4,584)	405	12,162
EBITDA	400,761	465,930	631,017
Gain on sale and write-down of assets	(101,745)	(38,080)	(10,360)
Realized gains from interest rate swaps	—	—	(4,167)
Unrealized losses (gains) on derivative instruments	—	—	3,709
Equity income and gain on distribution from equity-accounted investment	(9,617)	(2,767)	(3,432)
Other (income) loss (1)	(2,174)	(4,334)	2,140
Adjusted EBITDA	287,225	420,749	618,907
(1)The amount for the year ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities, an unrealized loss on investment in marketable securities, foreign exchange gains and dividend income. The amount for the year ended December 31, 2024 primarily relates to foreign exchange gains, recoveries related to the settlement of prior year claims, an unrealized gain on investment in marketable securities and the premium paid as part of the exercise of early purchase options for the repurchase of certain sale-leaseback vessels. The amount for the year ended December 31, 2023 primarily relates to a loss on disposal of a defined benefit pension plan, partially offset by the settlement of a legal claim, foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels, and decreases in an asset retirement obligation.
Item 6.Directors, Executive Officers and Employees
Directors and Senior Management

Our Board and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed by subsidiaries of Teekay Tankers pursuant to management services agreements.

Our President and Chief Executive Officer, Kenneth Hvid, and our Chief Financial Officer, Brody Speers, also serve as Teekay Tankers' President and Chief Executive Officer and Chief Financial Officer, respectively. Messrs. Hvid and Speers are employees of a Teekay Tankers subsidiary and allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Tankers. The amount of time Mr. Hvid and Speers allocate between our business and that of Teekay Tankers may vary from time to time depending on the various circumstances and needs of the businesses. "Please also read "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions."

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2025, are listed below:

Name	Age	Position
Peter Antturi	67	Director(1)(4)
Rudolph Krediet	48	Director (2)(4)
Heidi Locke Simon	58	Chair(3)
Poul Karlshoej	44	Director(1)
Kenneth Hvid	57	Director, President and Chief Executive Officer
Brody Speers	42	Director, Chief Financial Officer
(1)Member of Nominating, Governance and Compensation Committee.
(2)Chair of Nominating, Governance and Compensation Committee.
(3)Chair of Audit Committee.
(4)Non-voting observer on Audit Committee.

Certain biographical information about each of the individuals included in the table above is set forth below:

Peter Antturi joined the board of Teekay Corporation Ltd. in 2019 and brings over 30 years of financial and operational experience in the shipping industry to this role. He also joined the board of Teekay Tankers Ltd. in 2021 and serves as a member of Teekay's Nominating, Governance and Compensation Committee. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation Ltd.’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

Rudolph Krediet joined the board of Teekay Corporation Ltd. in 2017 and the board of Teekay Tankers Ltd. in December 2024, and he serves as chair of Teekay's Nominating, Governance and Compensation Committee. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Since 2023, he has served as a partner at Anholt Services (USA) Inc., which oversees the globally diversified investment portfolio of The Kattegat Trust, which owns Kattegat Limited and Anholt Services (USA) Inc. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon joined the board of Teekay Corporation Ltd. in 2017 and was appointed as its Chair in December 2024. She also joined the board of directors of Teekay Tankers Ltd. and was appointed as its Chair in December 2024. She currently serves as the Chair of Teekay Corporation Ltd.’s Audit Committee and as a member of Teekay Tankers Ltd.’s Audit Committee. In addition to these roles, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Poul Karlshoej joined the boards of Teekay Corporation Ltd. and Teekay Tankers Ltd. in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committees of both boards. He previously served as a board observer on the Teekay Corporation Ltd. board since 2019 and the Teekay Tankers Ltd. board since 2021, respectively. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA) Inc., a wholly-owned subsidiary of The Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, in 2018, and currently serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

Kenneth Hvid has served as Teekay Corporation Ltd.’s President and Chief Executive Officer since 2017 and joined the board of directors in 2019. He has also served on the board of directors of Teekay Tankers Ltd. since 2017 and was appointed as its President and Chief Executive Officer in August 2024. He previously served as the Chair of Teekay Tankers Ltd.’s board of directors from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay Corporation Ltd. in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation Ltd.’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

Brody Speers was appointed as Chief Financial Officer of Teekay Corporation Ltd. and of Teekay Tankers Ltd. in August 2024, and as director of Teekay Corporation Ltd. in May 2025. Prior to his appointment as Chief Financial Officer, he served in several senior financial positions, including as Vice President, Finance of Teekay Corporation Ltd. since 2018, Treasurer of Teekay Corporation Ltd. since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

Compensation of Directors and Senior Management

Director Compensation

Each of our non-employee directors receives compensation for attending meetings of the Board, as well as committee meetings. The four non-employee directors who served on the Board during 2025 received aggregate cash fees of $310,000 for their Board and Board committee service during 2025. During 2025, the Chair of the Board received an annual cash retainer of $100,000. Each non-employee director (other than the Chair of the Board) received an annual cash retainer of $50,000. Non-Chair members of the Nominating, Governance and Compensation Committee received annual cash fees of $10,000. The Chairs of the Audit Committee and Nominating, Governance and Compensation Committee received annual cash fees of $25,000 and $15,000, respectively. In addition, an aggregate cash bonus of $1.2 million was paid to certain active directors and directors who previously served on the board in the prior year.

During 2025, each non-employee director also received a $75,000 annual retainer under our 2023 Equity Incentive Plan (or the 2023 Plan) payable by way of a grant of restricted stock units or stock options. Pursuant to this annual retainer, we granted 32,360 restricted stock units to our non-employee directors in June 2025 and no stock options.

The restricted stock awards granted to directors vested on their grant date.

Annual Executive Compensation

Our executive officers, including our CEO, Kenneth Hvid, and our CFO, Brody Speers, are employed by a Teekay Tankers subsidiary as Teekay Tankers’ CEO and CFO, respectively, and they provide services to Teekay pursuant to management services agreements between Teekay and Teekay Tankers. The compensation of these executive officers (other than any awards under Teekay’s equity incentive plan) is set and paid by Teekay Tankers or its subsidiaries. In addition to any awards Teekay may grant to these executive officers under its equity incentive plan, Teekay reimburses Teekay Tankers for time spent by these executive officers on Teekay’s management matters. This reimbursement is a component of the management fee Teekay pays to Teekay Tankers pursuant to the management services agreements. Please read "Item 7 - Major Shareholders and Certain Relationships and Related Party Transactions - Relationship and Management Agreements with Teekay Tankers."

Pursuant to the management services agreements, Teekay reimbursed Teekay Tankers a total of $0.3 million for time spent by Teekay Tankers’ employees Messrs. Hvid and Speers on Teekay management matters during the year ended December 31, 2025. In addition, Messrs. Hvid and Speers received from Teekay a cash bonus in the aggregate amount of $2.7 million during 2025.

The aggregate compensation earned in 2025 by Teekay’s executive officers, including Messrs. Hvid and Speers, from Teekay and Teekay Tankers, was $5.7 million. This is comprised of base salary ($0.9 million), annual bonus ($4.4 million), inclusive of the $2.7 million cash bonus paid directly by Teekay, and pension and other benefits ($0.4 million).

Long-Term Incentive Program

Teekay’s long-term incentive program focuses on the returns realized by our shareholders and is intended to acknowledge and retain those executives who can influence our long-term performance. The long-term incentive plan provides a balance against short-term decisions and encourages a longer time horizon for decisions. This program consists of grants of stock options and restricted stock units. During 2025, Teekay did not grant stock options or restricted stock units to employees or its executive officers.

Options to Purchase Securities from Registrant or Subsidiaries

In March 2023, we adopted the 2023 Equity Incentive Plan (or the 2023 Plan) and suspended our 2013 Equity Incentive Plan (or the 2013 Plan and, together with the 2023 Plan, the Plans). We did not increase our share reserve in connection with the adoption of the 2023 Plan. As at December 31, 2025, we had reserved pursuant to our 2023 Plan, 7,593,824 (December 31, 2024 – 10,254,117) common shares.

During 2025, we did not grant any options to acquire common shares. The outstanding options under the Plans as at December 31, 2025 are exercisable at prices ranging from $2.88 to $10.18 per share, with a weighted-average exercise price of $7.87 per share and expire between March 7, 2026 and June 7, 2033.

Starting in 2013, employees who provide services to our publicly-traded subsidiary, Teekay Tankers, received a proportion of their annual equity compensation award under the Teekay Tankers' 2007 Long-Term Incentive Plan (and, from 2023 onwards, under Teekay Tankers' 2023 Long-Term Incentive Plan, which replaced the 2007 Long-Term Incentive Plan), depending on their level of contribution towards Teekay Tankers. Teekay Tankers granted stock options from 2014 to 2019 to certain senior employees and thereafter granted restricted stock units to certain senior employees.

Board Practices

Our Board currently consists of six members as listed above under "Directors and Senior Management". The Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualified.

Directors Peter Antturi and Poul Karlshoej were elected at the 2025 annual meeting of shareholders and have terms expiring in 2028. Directors Rudolph Krediet and Heidi Locke Simon have terms expiring in 2026 and intend to stand for re-election at the 2026 annual general meeting of shareholders. Director Heidi Locke Simon currently serves as the Chair of the Board. Directors Kenneth Hvid and Brody Speers have terms expiring in 2027.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kenneth Hvid, Teekay’s President and Chief Executive Officer and Brody Speers, Teekay's Chief Financial Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Poul Karlshoej and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions".

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

The Board has the following two committees: Audit Committee and Nominating, Governance and Compensation Committee. The membership and the functions of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters are available under “Investors – Teekay Corporation Ltd. – Governance” from the home page of our website at www.teekay.com. During 2025, the Board held five meetings, and each director attended all Board meetings. The members of the Audit Committee and Nominating, Governance and Compensation Committee attended all committee meetings in 2025.

Audit Committee

Our Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of director Heidi Locke Simon as sole member and Chair, while directors Peter Antturi and Rudolph Krediet act as non-voting observers. The Board has determined that Ms. Locke Simon is financially literate and qualifies as an audit committee financial expert, as such term is defined in the rules of the SEC.

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

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of directors who satisfy applicable NYSE compensation committee independence standards. The committee membership includes directors Rudolph Krediet (Chair), Peter Antturi and Poul Karlshoej. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with our largest shareholder and its parent company.

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

Crewing and Staff

As at December 31, 2025, the Teekay Group employed approximately 1,800 seagoing staff serving on vessels owned and managed by us, and approximately 330 shore-based personnel, compared to approximately 2,000 seagoing and 330 shore-based personnel as at December 31, 2024 and 2,000 seagoing and 300 shore-based personnel as at December 31, 2023.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Singapore; Manila, Philippines; Mumbai, India; and Sydney, Australia, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

Our subsidiaries are party to a collective bargaining agreement with the Philippine Seafarers’ Union and the National Union of Seafarers of India (NUSI), each of which is an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of our officers and seafarers that operate our vessels. Our subsidiaries are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seafarers employed through our Australian operations. We believe our relationships with these labor unions are good, with long-term collective bargaining agreements that demonstrate commitment from both parties.
Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2026, of our common shares by our directors and executive officers as a group, described above under "--Directors and Senior Management". The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of April 30, 2026 (60 days after March 1, 2026) through the exercise of any common stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class
All directors and executive officers as a group (6 persons) (1)(2)	997,235	1.15% (3)
 ____________________________
(1)Includes 403,082 common shares subject to stock options exercisable as of April 30, 2026 under our equity incentive plans with a weighted-average exercise price of $6.46 that expire between March 6, 2027 and June 7, 2033. Excludes 132,884 common shares subject to stock options that may become exercisable after April 30, 2026 under the plans with a weighted average exercise price of $5.81, that expire between June 30, 2032 and June 7, 2033. Includes 253,509 restricted stock units that have vested but have not been issued as at March 1, 2026. Excludes shares held by our largest shareholder, Resolute, whose ultimate parent is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. For additional information on the relationships between Resolute and certain of our directors, please see “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with Our Major Shareholder”.
(2)Each director is expected to hold shares or certain other types of awards of Teekay having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board or any subsequent increase in the equity retainer. In addition, each executive officer and certain other senior employees are expected to acquire shares of Teekay’s or Teekay Tankers' common shares or certain other types of awards equivalent in value to one to four times their annual base salary (depending on their respective positions). These executive officers and senior employees are to comply with these guidelines within five years after joining Teekay or achieving a position covered by the guidelines.
(3)Each director and executive officer beneficially owns less than 1% of the outstanding common shares.

Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.
Item 7.Major Shareholders and Certain Relationships and Related Party Transactions
Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2026, of Teekay’s common shares by each entity or group we know to beneficially own more than 5% of the common shares. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2026 (60 days after March 1, 2026) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Shares Owned	Percent of Class (3)
Resolute Investments, Ltd. (1)	31,936,012	36.8%
Dimensional Fund Advisors LP (2)	5,326,069	6.1%
 ____________________________
(1)This information is based on the Schedule 13D/A (Amendment No. 14) filed by Resolute and Path with the SEC on February 20, 2025, which reports shared voting and shared dispositive power with respect to all shares. The ultimate controlling person of Resolute is Path, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. Resolute’s beneficial ownership was 36.8% on March 1, 2026, and 38.0% on December 31, 2024. For additional information on the relationships between Resolute and certain of our directors, please see the section titled " – Relationships with Our Major Shareholder” below.
(2)This information is based on the Form 13F filed with the SEC by Dimensional Fund Advisors LP on February 13, 2026, which reports that Dimensional Fund Advisors has sole investment discretion with respect to 5,131,834 shares, shared investment discretion with respect to 194,235 shares, sole voting power with respect to 5,046,094, shared voting power with respect to 194,235 shares and no voting power with respect to 85,740 shares.
(3)Based on a total of 86,778,532 outstanding common shares as of March 1, 2026.

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

Relationships with Our Major Shareholder

As of March 1, 2026, Resolute owned approximately 36.8% of our outstanding common shares. The ultimate controlling person of Resolute is Path, which is the trust protector for The Kattegat Trust, which owns Kattegat Limited, which owns all of Resolute’s outstanding equity. One of our directors, Rudolph Krediet, is a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Limited. Another director, Poul Karlshoej, is a consultant at Anholt Services (USA) Inc. and serves on its Investment Committee, and is also a shareholder and director of Path. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates.

Our Directors and Executive Officers

Our directors, other than Brody Speers, also serve as directors of Teekay Tankers, including Ms. Locke Simon who serves as Chair of Teekay and Teekay Tankers. Our executive officers Kenneth Hvid and Brody Speers also serve as the President and Chief Executive Officer and Chief Financial Officer, respectively, of Teekay Tankers.

The Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employed by a Teekay subsidiary that qualified as a related party to Teekay Tankers until Teekay Tankers acquired the subsidiary on December 31, 2024. Prior to the acquisition, the executive officers' compensation (other than any awards under the long-term incentive plan of Teekay Tankers) was paid by Teekay through its subsidiary. Pursuant to agreements with Teekay, Teekay Tankers agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2024 and 2023, these reimbursement obligations totaled approximately $4.1 million and $2.1 million, respectively.

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

Management Agreement. In connection with its initial public offering, Teekay Tankers entered into a comprehensive management agreement (the Management Agreement) with a Teekay subsidiary as manager. The current manager under the Management Agreement is Teekay Services Limited (or the Manager), which remained a Teekay subsidiary until its acquisition by Teekay Tankers on December 31, 2024.

Pursuant to the Management Agreement, the Manager agreed to provide to Teekay Tankers technical, administrative and strategic services. During 2024 and 2023, Teekay Tankers incurred fees of $37.0 million and $35.9 million, respectively, for all of these services.

Following Teekay Tankers’ acquisition of certain subsidiaries from Teekay (including the Manager) effective December 31, 2024, Teekay Tankers no longer receives services from Teekay under the Management Agreement.

Management Agreements with Teekay Tankers. Effective December 31, 2024, Teekay entered into management services agreements with Teekay Tankers and its subsidiaries pursuant to which Teekay Tankers and its subsidiaries provide services to Teekay for a management fee. Effective December 31, 2024, Teekay's executive officers are employed by one of Teekay Tankers' subsidiaries and they provide services to Teekay pursuant to these agreements, with the compensation of those executive officers (other than any awards under Teekay's long-term incentive plan) being set and paid by Teekay Tankers' subsidiary. Teekay reimburses Teekay Tankers for time spent by the executive officers on Teekay Parent's management matters. This reimbursement forms part of the management fee Teekay pays to Teekay Tankers pursuant to the management services agreements.

In connection with Teekay Tankers' acquisition of Tanker Investments Ltd. (or TIL) in November 2017, the Manager waived certain management fees payable under the existing TIL management agreement, but did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the TIL merger, which fee is equal to 1.0% of the aggregate consideration payable to Teekay Tankers, TIL or its subsidiaries pursuant to a sale contract. Pursuant to the transfer of the Manager to Teekay Tankers effective December 31, 2024, any transaction fees payable under this arrangement will be paid to Teekay or its affiliates.
Item 8.Financial Information
Consolidated Financial Statements and Notes

Please see "Item 18 – Financial Statements" for additional information required to be disclosed under this Item.

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

Dividend Policy

Teekay does not pay regular dividends on its common shares. However, our Board declared and paid special cash dividends of $1.00 per common share in December 2024 and May 2025. Any future dividends by Teekay will be paid when, as and if determined by our Board.
Under its current dividend policy, Teekay Tankers has paid a regular, fixed quarterly cash dividend of $0.25 per common share since the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared and paid a special cash dividend of $1.00 per common share in May 2023, a special cash dividend of $2.00 per common share in May 2024 and special cash dividend of $1.00 per common share in May 2025. Any future dividends by Teekay Tankers will be paid when, as and if determined by Teekay Tankers' Board of Directors.

The timing and amount of our dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our Board. Our ability to pay dividends on the common shares depends primarily on the earnings and cash flow of our subsidiaries and distributions from our subsidiaries.

Significant Changes

Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments" and “Item 18 – Financial Statements: Note 21 – Subsequent Events" for descriptions of significant changes that have occurred since December 31, 2025.
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

Material Contracts

The contracts included as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. A description of our revolving credit facility is included in "Item 18 – Financial Statements: Note 8 – Long-Term Debt".

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

Taxation

Teekay was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of the Marshall Islands on December 20, 1999. The Company was redomiciled in Bermuda on October 1, 2024. Its principal executive offices are located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common shares may be subject.

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

Subject to holding period requirements and certain other limitations, dividends received with respect to our common shares by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we have never been, and we do not expect to be for the 2026 tax year, classified as a PFIC, as discussed below). Any dividends received with respect to our common shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common shares if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common shares. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common shares.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (ii) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or "cash assets") are considered to be assets that produce passive income. We have significant cash assets, including our cash assets and cash taken into account pursuant to the “look through” rule described above that is held by Teekay and Teekay Tankers, primarily as a result of the sale of our gas shipping business in 2022 and due to the strong tanker market and resulting earnings over the past several years and proceeds from vessel sales, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”. At the present time, we do not expect to be treated as a PFIC for the 2026 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a risk that we could become a PFIC in 2026 and may be a PFIC in future tax years. In addition, should Teekay Tankers dispose of a certain number of its vessels in 2026 or future tax years for cash without immediately replacing those vessels, we expect this would further increase the risk that we would become a PFIC in 2026 or future tax years due to the receipt of the cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2026 or future tax years. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value), such as by way of us selling equity interests in Teekay Tankers, by way of Teekay Tankers issuing new equity and diluting our ownership, or by way of a merger of Teekay Tankers, based on our current asset portfolio, we expect that the occurrence of any such event would result in us becoming a PFIC in the year in which any such event occurred. If any of the scenarios set out above were to occur or any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets, or a significant increase of our cash or other passive assets, our PFIC status for 2026, and any future tax year, will depend significantly upon how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers, or received by Teekay Tankers from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a risk that U.S. tax authorities could treat us as a PFIC in 2026 and may treat us as a PFIC in future years, and there can be no assurance that we will not be a PFIC in 2026 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common shares and our publicly-traded look-through subsidiaries may be treated as reflecting the value of our assets, and our publicly traded look-through subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common shares, or the shares of our publicly-traded look-through subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2026 tax year or any future tax year if there were to be changes in our or our look-through subsidiaries' assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. If we were to become a PFIC in 2026, the Electing Holders would be required to include their pro rata share of our ordinary earnings and net taxable capital gain, if any, in their income for their 2026 tax year. The Electing Holder’s adjusted tax basis in our common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common shares and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Non-United States Tax Considerations

Bermuda Tax Considerations

Following the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act applied from January 1, 2025 to the Teekay Bermuda Constituent Entity Group (which includes Teekay Tankers and its Bermuda Constituent Entities), which may result in corporate income tax being payable, depending on the nature of our income, profits and gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders. As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of or incorporated or formed in and do not reside in, maintain offices in or engage in business in Bermuda or otherwise have a permanent establishment in Bermuda.

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

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, equity price risk related to marketable securities, changes in interest rates, credit risk associated with the counterparties that hold our cash, cash equivalents and short-term investments, as well as changes in spot tanker market rates. We have used interest rate swaps, foreign currency forward contracts and forward freight agreements to manage interest rate, foreign currency fluctuation and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 18 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities".

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Singapore Dollar, British Pound, Euro, Australian Dollar, Philippine Peso and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

In some cases, we hedge our near-term foreign currency exposure but this hedging historically has not exceeded three years forward. As at December 31, 2025, we were not committed to any foreign currency forward contracts.

Equity Price Risk
In the past, we have made passive investments in marketable securities. Such investments in marketable securities are exposed to equity price fluctuations that could have an impact on the fair value of the investment. As at December 31, 2025, we had no investment in marketable securities.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating rate borrowings that require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at December 31, 2025, no balance was drawn from our revolving credit facility.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31, 2025 we were not committed to any interest rate swap agreements.

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

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time, we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2025, we were not committed to any forward freight agreements.
Item 12.Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2025.

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

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with United States generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2025.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2025. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Heidi Locke Simon, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Corporation Ltd. – Governance” from the home page of our website (www.teekay.com). We also intend to disclose, under the “Investors – Teekay Corporation Ltd. – Governance” section of our website, any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2025 and 2024 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries were billed or are expected to be billed for audit and other services provided by KPMG LLP for 2025 and 2024.

Fees (in thousands of U.S. dollars)	2025	2024
Audit Fees (1)	1,509	1,683
Audit-Related Fees (2)	57	53
Tax Services (3)	—	—
Total	1,566	1,736
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2025 and 2024 include approximately $1.3 million and $1.0 million, respectively, of fees paid to KPMG LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.
(3)Nominal tax fees for attestation services for statutory purposes.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2025 and 2024.

In fiscal 2025, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of SEC Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 5% of total fees for fiscal 2025.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On October 30, 2024, we publicly announced that our Board had authorized a new share repurchase program for the repurchase of up to $40 million of our outstanding common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program are subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the Exchange Act. As at December 31, 2025, the total remaining share repurchase authorization was $28.1 million.

The following table presents all of our repurchases of common shares during the year ended December 31, 2025 all of which were made under our share repurchase program.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Approximate dollar value of shares that may yet be purchased under the programs (in US$ millions)
	#	$	#	$
January 1 to January 31, 2025	107,743	6.84	107,743	32.3
February 1 to February 28, 2025	555,294	6.71	555,294	28.6
March 1 to March 31, 2025	71,602	6.51	71,602	28.1
	734,639	6.71	734,639	28.1
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies, and which difference are permitted by New York Stock Exchange (or NYSE) rules for “foreign private issuers” such as Teekay:
•In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans or prior to certain equity issuances (including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction), the Board of Directors intends to approve all such adoptions or issuances; and
•The Board of Directors' Audit Committee includes one member and two non-voting observers.

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

Our cybersecurity program includes our Cyber Incident Response Plan (or Incident Response Plan). The Incident Response Plan provides specific guidance on assessing and handling cyber threats and managing cyber incidents and outlines roles and responsibilities of various parts of the management team, based on the nature and criticality of any cyber events or incidents as determined by our Vice President, Information Technology and Chief Information Officer (or CIO). The Incident Response Plan was developed based on the NIST Computer Security Incident Handling Guide. The Incident Response Plan applies to all Teekay group's offices and vessels, and is overseen by the CIO, supported by a management team in our information technology (or IT) department, which includes a Director, Infrastructure and Cybersecurity (or Cybersecurity Director).

As of the date of this Annual Report, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not to our knowledge materially affected our business strategy, results of operations or financial conditions. Please read “Item 3. Key Information – Risk Factors” in the rest of this Annual Report for additional information about potential risks of cybersecurity attacks or breaches of our IT systems on our business.

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

The CIO leads all components of our IT functions. Our CIO has over 17 years of IT experience with the Teekay group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 14 years of experience in IT and cybersecurity. Prior to joining the Teekay group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

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

When responding to a potential cybersecurity incident pursuant to the Incident Response Plan, the Chief Financial Officer and General Counsel, in consultation with the CIO, determine the timing and extent of the Audit Committee’s specific oversight responsibilities in light of its role in providing general oversight of cybersecurity matters. The Audit Committee will be promptly notified if a cybersecurity incident were to occur and is determined to be material or potentially material by our senior management and incident response team.
PART III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
The following consolidated financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.
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

4.3	2013 Equity Incentive Plan. (6)
4.6	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings L.P., Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (7)
4.7	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings L.P. (7)
4.9	2023 Equity Incentive Plan. (6)
4.10	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch, and various other banks, for a $350.0 million long-term debt facility. (8)
8.1	List of Subsidiaries. *
11.1	Insider Trading Policy *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Corporation Ltd.’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Corporation Ltd.’s Chief Financial Officer. *
13.1	Teekay Corporation Ltd. Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Corporation Ltd. Certification of Brody Speers, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Corporation Ltd. Incentive Compensation Recovery Policy. (9)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)

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
(7)Previously filed as exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, as applicable, and hereby incorporated by reference to such Report.
(8)Previously filed as exhibit 4.10 to the Company's Report on Form 6-K (File No. 1-12874), filed with the SEC on May 12, 2023, and hereby incorporated by reference to such Report.
(9)Previously filed as exhibit 97 to the Company's Report on Form 20-F (File No. 1-12874), filed with the SEC on March 15, 2024, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY CORPORATION LTD.
By:	/s/ Brody Speers
Brody Speers
Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:

March 13, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Teekay Corporation Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Corporation Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Indicators of Impairment for Vessels and Equipment
As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment includes, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which are primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2025 was $1,000,483 thousand. The Company did not identify any indicators of impairment as of December 31, 2025 for its vessels and equipment.

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
Vancouver, Canada
March 13, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Teekay Corporation Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Corporation Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in total equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2026 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 13, 2026

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Revenues (note 3)	949,520	1,220,374	1,464,975
Voyage expenses	(317,373)	(405,546)	(474,371)
Vessel operating expenses	(238,856)	(252,594)	(241,585)
Charter hire expenses	(45,257)	(74,795)	(70,836)
Depreciation and amortization	(86,630)	(93,582)	(97,551)
General and administrative expenses	(54,767)	(61,058)	(57,590)
Gain on sale and write-down of assets (note 14)	101,745	38,080	10,360
Restructuring charges (note 15)	(5,568)	(5,632)	(1,677)
Income from operations	302,814	365,247	531,725
Interest income	36,166	37,218	24,128
Interest expense	(2,896)	(7,542)	(28,009)
Equity income and gain on distribution from equity-accounted investment (note 5)	9,617	2,767	3,432
Other - net (note 16)	1,700	4,334	(1,691)
Income before income taxes	347,401	402,024	529,585
Income tax recovery (expense) (note 17)	4,584	(405)	(12,162)
Net income	351,985	401,619	517,423
Net income attributable to non-controlling interests (note 1)	(253,874)	(267,849)	(366,782)
Net income attributable to the shareholders of Teekay Corporation	98,111	133,770	150,641
Per common share attributable to the shareholders of Teekay Corporation (note 18)
• Basic income attributable to shareholders of Teekay Corporation	1.14	1.47	1.59
• Diluted income attributable to shareholders of Teekay Corporation	1.13	1.42	1.54
• Cash dividends declared (note 12)	1.00	1.00	—
Weighted average number of common shares outstanding (note 18)
• Basic	86,040,867	91,285,538	94,484,659
• Diluted	86,705,537	93,275,031	96,644,969
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Net income	351,985	401,619	517,423
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	—	20
Amounts reclassified from accumulated other comprehensive loss
Realized loss on pension adjustment	—	—	1,952
Other comprehensive income	—	—	1,972
Comprehensive income	351,985	401,619	519,395
Comprehensive income attributable to non-controlling interests	(253,874)	(267,849)	(366,782)
Comprehensive income attributable to shareholders of Teekay Corporation	98,111	133,770	152,613
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2025 $	As at December 31, 2024 $
ASSETS
Current
Cash and cash equivalents (notes 11 and 19)	940,735	685,331
Short-term investments	32,000	10,000
Marketable securities (notes 11 and 16)	—	22,442
Restricted cash – current (notes 11 and 19)	692	3,673
Accounts receivable, net of allowance of $4.4 million (2024 - $5.3 million)	83,168	83,317
Accrued revenue	52,005	57,605
Bunker and lube oil inventory	29,409	45,990
Asset held for sale (notes 14 and 21)	26,834	—
Prepaid expenses	16,993	12,828
Other current assets (note 6)	15,351	5,873
Total current assets	1,197,187	927,059
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $487.7 million (2024 – $570.9 million)	1,000,483	1,132,109
Operating lease right-of-use assets (note 9)	38,161	52,162
Total vessels and equipment	1,038,644	1,184,271
Investment in and loan to equity-accounted investment (note 5)	—	15,998
Goodwill, intangibles (note 6)	2,426	2,733
Other non-current assets (note 6)	121,813	23,054
Total assets	2,360,070	2,153,115
LIABILITIES AND EQUITY
Current
Accounts payable	20,001	25,706
Accrued liabilities (note 7)	84,663	76,204
Current portion of operating lease liabilities (note 9)	21,107	24,875
Other current liabilities	8,938	5,796
Total current liabilities	134,709	132,581
Long-term operating lease liabilities (note 9)	17,054	28,716
Other long-term liabilities (note 7)	45,704	56,651
Total liabilities	197,467	217,948
Commitments and contingencies (notes 8, 9, 10 and 20)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 86,056,804 shares outstanding and 86,056,804 shares issued (2024 – 84,059,952 shares outstanding and 85,163,078 shares issued)) (note 12)	879,562	876,635
Accumulated deficit	(155,033)	(166,872)
Non-controlling interest	1,438,074	1,225,404
Total equity	2,162,603	1,935,167
Total liabilities and equity	2,360,070	2,153,115
Subsequent events (note 21)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	351,985	401,619	517,423
Non-cash and non-operating items:
Depreciation and amortization	86,630	93,582	97,551
Gain on sale and write-down of assets (note 14)	(101,745)	(38,080)	(10,360)
(Recovery) provision for uncertain tax position	(11,786)	(3,169)	7,304
Other	(3,738)	5,001	11,563
Change in operating assets and liabilities	(19,579)	8,232	6,339
Net operating cash flow	301,767	467,185	629,820
FINANCING ACTIVITIES
Issuance costs, net of proceeds from issuance of long-term debt	—	—	(3,536)
Prepayments of long-term debt	—	—	(1,000)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	—	—	(21,184)
Proceeds from short-term debt	—	—	50,000
Prepayments of short-term debt	—	—	(50,000)
Prepayments of obligations related to finance leases	—	(136,955)	(364,201)
Scheduled repayments of obligations related to finance leases	—	(5,213)	(34,113)
Purchase of Teekay Tankers common shares (note 13)	—	(50,015)	(4,765)
Distributions from subsidiaries to non-controlling interests	(47,709)	(73,222)	(42,543)
Cash dividends paid	(85,269)	(85,018)	—
Repurchase of Teekay Corporation common shares (note 12)	(4,946)	(66,280)	(50,713)
Issuance of common shares upon exercise of stock options	13,186	5,737	5,833
Other financing activities	(5,032)	(5,482)	(4,192)
Net financing cash flow	(129,770)	(416,448)	(520,414)
INVESTING ACTIVITIES
Purchase of short-term investments	(93,000)	(93,579)	(290,871)
Proceeds from short-term investments	71,000	256,183	328,267
Purchase of marketable securities	(2,348)	(21,041)	—
Proceeds from sale of marketable securities	26,251	—	—
Proceeds from sale of vessels and equipment (note 14)	345,178	88,778	23,561
Vessel acquisition	(190,259)	(70,504)	—
Payments held in escrow for vessel acquisitions	(99,016)	—	—
Expenditures for vessels and equipment	(2,995)	(4,841)	(10,198)
Distribution from equity-accounted joint venture	25,235	—	—
Repayments by equity-accounted joint venture	380	2,500	3,900
Net investing cash flow	80,426	157,496	54,659
Increase in cash, cash equivalents and restricted cash	252,423	208,233	164,065
Cash, cash equivalents and restricted cash, beginning of the year	689,004	480,771	316,706
Cash, cash equivalents and restricted cash, end of the year	941,427	689,004	480,771
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and shares)

	TOTAL EQUITY
	Thousands of Common Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interest $	Total $
Balance at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	150,641	—	366,782	517,423
Other comprehensive income	—	—	—	1,972	—	1,972
Dividends declared	—	—	—	—	(42,921)	(42,921)
Repurchase of common shares	(8,885)	(84,311)	33,597	—	—	(50,714)
Equity-based compensation (note 12)	1,573	7,742	—	—	—	7,742
Changes to non-controlling interest from equity contributions and other	—	—	(826)	—	(1,936)	(2,762)
Balance at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
Net income	—	—	133,770	—	267,849	401,619
Dividends declared	—	—	(86,582)	—	(73,749)	(160,331)
Repurchase of common shares	(8,020)	(75,120)	8,839	—	—	(66,281)
Equity-based compensation (note 12)	1,074	6,284	—	—	—	6,284
Changes to non-controlling interest from equity contributions and other	—	—	(9,706)	—	(36,764)	(46,470)
Balance at December 31, 2024	84,060	876,635	(166,872)	—	1,225,404	1,935,167
Net income	—	—	98,111	—	253,874	351,985
Dividends declared	—	—	(86,574)	—	(47,977)	(134,551)
Repurchase of common shares	(735)	(6,872)	1,926	—	—	(4,946)
Equity-based compensation (note 12)	2,732	9,799	—	—	—	9,799
Changes to non-controlling interest from equity contributions and other	—	—	(1,624)	—	6,773	5,149
Balance at December 31, 2025	86,057	879,562	(155,033)	—	1,438,074	2,162,603
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies
Basis of presentation and consolidation principles

These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation Ltd. (or Teekay), which is incorporated under the laws of Bermuda, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

Teekay’s significant non-wholly-owned subsidiary Teekay Tankers is publicly traded and consolidated in these financial statements. As of December 31, 2025, Teekay owned 30.8% of the share capital of Teekay Tankers (2024 – 31.0%), including Teekay Tankers' outstanding Class B common shares, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common share voting power maximum. Teekay maintains majority voting control of Teekay Tankers through its ownership of Class A common shares and Class B common shares.

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

The basis for attributing net income or loss of each non-wholly-owned subsidiary to the controlling interest and the non-controlling interest is based on the relative ownership interests of the non-controlling interests compared to the controlling interest (Teekay). In periods when vessels were sold by Teekay Tankers that were previously purchased from wholly-owned subsidiaries of Teekay, the amount of the gain or loss from sale allocated to the controlling interest and non-controlling interest is adjusted to reflect the non-controlling interest’s share of the deferred gain or loss that was incurred when Teekay previously sold these vessels from its wholly-owned subsidiaries to its non-wholly-owned subsidiary Teekay Tankers. During 2025, 2024 and 2023, such vessel sales by Teekay Tankers resulted in increases (decreases) in net income of Teekay Tankers attributable to the non-controlling interest (controlling interest) of $11.1 million, $(10.1) million, and nil, respectively.

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

Revenues

The Company's time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and to account for the combined component as an operating lease.

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

Time charters

The Company recognizes revenues from time charters accounted for as operating leases on a straight-line basis over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. When the time charter contains a profit-sharing agreement or other variable consideration, the Company recognizes the profit-sharing or contingent revenues in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. The consolidated balance sheets reflect in accrued receivables any accrued revenue, and in deferred revenue the deferred portion of revenues which will be earned in subsequent periods.

If collectability of the time-charter hire receipts from time charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of crude oil and refined oil products, which are referred to as support operations. In addition, other revenues are earned from activities such as the management of vessels, procurement and equipment rental. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue if it controls such goods or services before they are transferred to the customer and presents such reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.

Operating expenses

Voyage expenses are all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. In addition, the difference between the net revenue earned by a vessel of the Company performing voyage charters subject to an RSA and its allocated share of the aggregate net contribution is reflected within voyage expenses. The Company, as shipowner, pays voyage expenses under voyage charters. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time charter, in which case the Company pays voyage expenses. Voyage expenses are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and ship management services. The Company pays vessel operating expenses under both voyage and time charters. Vessel operating expenses are recognized when incurred.

Equity-based compensation

The Company grants stock options and restricted stock units as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. Grants to employees follow a graded three-year vesting schedule with expenses recognized over three years, or accelerated, if the recipient meets certain retirement eligibility criteria. The Company also grants restricted stock units and stock options to non-management directors, which fully vest upon grant date and are expensed immediately. Please see Note 12 – Share Capital for additional information about equity-based compensation.
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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Marketable securities

The Company's investments in equity securities (other than those accounted for using the equity method or consolidated) are recognized at cost and measured subsequently at fair value on the consolidated balance sheets. The equity securities are presented in marketable securities in current assets in the Company's consolidated balance sheets. Unrealized holding gains and losses for these equity securities are included in earnings. As at December 31, 2025, the Company no longer holds any investments in equity securities.

Restricted cash

The Company maintains restricted cash deposits for the purpose of acquiring EU allowances (or EUAs), which are presented as current on the consolidated balance sheets. For information about the EUAs, please see "Goodwill and intangible assets" in note 1. The Company also maintained restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs), which were presented as current on the consolidated balance sheets. As at December 31, 2025, the Company no longer maintains restricted cash deposits relating to FFAs (note 10).

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

The Company’s advances to its equity-accounted joint venture are recorded at cost. As at December 31, 2025, the advances to the Company's equity-accounted joint venture were fully repaid (note 5).

Bunker and lube oil inventory

Bunker and lube oil inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Investments in equity-accounted joint ventures

The Company’s investments in equity-accounted joint ventures, in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in equity income on the Company's consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture. As at December 31, 2025, the Company's investment in its equity-accounted joint venture was reduced to nil upon the Company's receipt of a cash distribution from the joint venture during 2025, and the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026 (note 5).

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Vessel capital modifications include the addition of new equipment or certain modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2025, 2024 and 2023 totaled $64.6 million, $70.0 million and $71.9 million, respectively.

Generally, the Company dry docks each vessel every two and a half years to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2023 to December 31, 2025:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Balance at the beginning of the year	44,655	40,573	51,474
Cost incurred for dry docking	21,922	28,165	15,483
Dry-dock amortization	(21,702)	(23,182)	(25,245)
Sale of vessels	(15,381)	(901)	(1,139)
Balance at the end of the year	29,494	44,655	40,573

Vessels and equipment that are intended to be "held and used" in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2025 for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

Vessels and equipment that are “held for sale” are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

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

The Company recognizes the expense from short-term leases and any non-lease components of vessels chartered in from other owners, on a straight-line basis over the firm period of the charters. The expense is included in charter hire expense for vessel charters and general and administrative expenses for office leases.

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

Customer-related intangible assets are amortized over the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. As at December 31, 2025, the customer-related intangible assets were fully amortized (note 6).

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

Debt issuance costs

Debt issuance costs related to recognized debt liabilities, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of the debt liability. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant debt liability. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income.

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Other related costs incurred with third parties directly related to the extinguishment are deferred and presented as a direct reduction to the carrying amount of the replacement debt instrument and amortized using the effective interest rate method. In addition, any unamortized debt issuance costs are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

Fees paid to amend a revolving credit facility are deferred and amortized over the term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility increases as a result of the amendment, unamortized debt issuance costs of the original revolving credit facility are amortized over the remaining term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility decreases as a result of the amendment, a proportionate amount (based on the reduction in borrowing capacity) of the unamortized debt issuance costs of the original revolving credit facility are written off and the remaining amount is amortized over the remaining term of the modified revolving credit facility.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans to equity accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. As at December 31, 2025, the loan to the Company's equity-accounted joint venture were fully repaid, and the Company's guarantee on 50% of the joint venture's outstanding loan balance was terminated (note 5). When the Company has expected credit losses, they are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

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

The Company recognizes the tax benefits of uncertain tax positions only if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Company's consolidated statements of income.

For the year ended December 31, 2025, Teekay Corporation Ltd. and its Bermuda subsidiaries are subject to income taxation under the laws of Bermuda as Bermuda tax resident entities. However, distributions by its subsidiaries to the Company are not subject to any income taxes under the laws of Bermuda. In addition, certain subsidiaries of the Company are subject to taxation under the United Kingdom tonnage tax regime. The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of the Marshall Islands, and that distributions from subsidiaries to the Company are also not subject to income taxation in the Republic of the Marshall Islands. The Company believes that it currently qualifies for the Section 883 exemption under U.S. federal income tax purposes. Please see Note 17 – Income Tax Recovery (Expense) for additional information about the Company's income taxes.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent of holding the derivative. The method of recognizing the resulting gains or losses is dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Employee pension plans

The Company has defined contribution pension plans covering a majority of its employees. Pension costs associated with the Company’s required contributions under these defined contribution plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2025, 2024 and 2023, the amount of costs recognized for the Company’s defined contribution pension plans was $3.6 million, $3.4 million and $3.2 million, respectively.

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

Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.
2. Recent Accounting Pronouncements
In December 2023, the FASB issued Accounting Standards Update (or ASU) 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. The Company adopted this standard with prospective application in its annual period beginning January 1, 2025. The adoption of this new accounting guidance resulted in additional disclosure for income tax reporting in the Company's consolidated financial statements (note 17).

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

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning January 1, 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, Long Range 2 (or LR2) tankers and a Very Large Crude Carrier (or VLCC) tanker) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Voyage Charters
Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner.

The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is either fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. As such, accrued revenue at the end of a period will be invoiced and paid in the subsequent period. The amount of accrued revenue at any point in time will depend on the percent completed of each voyage in progress as well as the freight rate agreed for those specific voyages. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

Time Charters
Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and sometimes profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration under the Company’s contracts is typically recognized as incurred. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at December 31, 2025, four of the Company’s vessels operated under time-charter contracts with the Company’s customers, which contracts are scheduled to expire in September 2026, October 2026, January 2027, and May 2029, respectively. As at December 31, 2025, the future hire payments expected to be received by the Company under time charters then in place were approximately $40.4 million (2026), $8.3 million (2027), $7.8 million (2028), and $2.6 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2025, from unexercised option periods of contracts that existed on December 31, 2025, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned and chartered-in vessels employed on time charters as at December 31, 2025, was $107.1 million (December 31, 2024 - $26.4 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2025 were $128.1 million (December 31, 2024 - $34.8 million) and $21.0 million (December 31, 2024 - $8.4 million), respectively.

The Company enters into certain customer contracts that may result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2025, the Company had $5.8 million (December 31, 2024 - $2.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2025, the Company recognized revenue of $2.5 million that was included as contract liabilities at December 31, 2024.

Other Revenues
The Company generates revenue from the management and operation of vessels owned by third parties. Such services may include the arrangement of third-party goods and services to be provided for the vessel’s owner. The performance obligations within these contracts typically consist of crewing, technical management, insurance and potentially commercial management. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement of crewing costs and vessel operational expenses for vessels being managed. The management fee for certain vessel management activities may consist of a fixed component based on the period of management and in certain cases a variable component based on the vessel’s earnings. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time from the commencement of performance as its method to recognize revenue over the contract duration. The variable consideration under the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract. Management fees are typically invoiced monthly.

The Company also generates revenue from ship-to-ship support services which include managing the process of transferring cargo between seagoing ships positioned alongside each other. The Company's performance obligations under these contracts are recognized as services are completed based on percentage of completion or, in the case of long-term contracts, the obligations are recognized over the duration of the contract period.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Revenue Tables
The following tables contain a breakdown of the Company’s revenue for the years ended December 31, 2025, 2024 and 2023, by contract type and segment (note 4). The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Year Ended December 31, 2025
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charter revenues
Suezmax	424,952	—	424,952
Aframax / LR2	349,312	—	349,312
VLCC(1)	10,975	—	10,975
Total	785,239	—	785,239

Time-charter revenues
Suezmax	3,892	—	3,892
Aframax / LR2	11,196	—	11,196
Bunker tanker (2)	—	8,327	8,327
Total	15,088	8,327	23,415

Other revenues(3)
Vessel operational and maintenance services(4)	1,863	116,286	118,149
Ship-to-ship support services	14,670	—	14,670
Management fees and other	7,154	893	8,047
Total	23,687	117,179	140,866

Total revenues	824,014	125,506	949,520

(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.
(2)Includes variable lease payments of $4.3 million related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.
(4)Includes $5.6 million related to the recovery of severance costs resulting from the termination of a management contract related to the Company's Australian operations (note 15).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2024
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charter revenues
Suezmax	547,261	—	547,261
Aframax / LR2	519,702	—	519,702
Total	1,066,963	—	1,066,963

Time-charter revenues
Suezmax	12,767	—	12,767
Aframax / LR2	12,006	—	12,006
Bunker tanker(1)	—	1,142	1,142
Total	24,773	1,142	25,915

Other revenues(2)
Vessel operational and maintenance services	3,350	111,822	115,172
Ship-to-ship support services	11,192	—	11,192
Management fees and other	—	1,132	1,132
Total	14,542	112,954	127,496

Total revenues	1,106,278	114,096	1,220,374

(1)Includes variable lease payments of $0.4 million related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(2)Relates to non-lease revenues.

	Year Ended December 31, 2023
	Tankers	Marine Services and Other	Total

	$	$	$
Voyage charter revenues
Suezmax	669,334		669,334
Aframax / LR2	652,153		652,153
Total	1,321,487	—	1,321,487

Time-charter revenues
Suezmax	14,280		14,280
Aframax / LR2	16,869		16,869
Total	31,149	—	31,149

Other revenues(1)
Vessel operational and maintenance services	3,870	97,536	101,406
Ship-to-ship support services	7,946	—	7,946
Management fees and other	—	2,987	2,987
Total	11,816	100,523	112,339

Total revenues	1,364,452	100,523	1,464,975
(1) Relates to non-lease revenues.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
4. Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: (1) tankers and (2) marine services. The primary focus of the Company’s internal reporting and allocation of resources by the chief operating decision maker (or CODM) is on the two lines of business and its segments are presented accordingly on this basis. The CODM is the chief executive officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

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

The accounting policies applied to the reportable segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following tables include the Company’s revenues, expenses, other segment items, income (loss) from operations and equity income and gain on distribution from equity-accounted investment by segment, and reconciles such amounts to the Company’s consolidated income before income taxes for the periods presented in these financial statements:

	Year Ended December 31, 2025
	Tankers	Marine Services and Other(1)	Total
	$	$	$
Revenues(1)	824,014	125,506	949,520
Voyage expenses	(317,373)	—	(317,373)
Vessel operating expenses	(131,011)	(107,845)	(238,856)
Charter hire expenses	(42,742)	(2,515)	(45,257)
Depreciation and amortization	(86,630)	—	(86,630)
General and administrative expenses (2)	(46,568)	(8,199)	(54,767)
Gain on sale and write-down of assets (note 14)(3)	99,659	2,086	101,745
Restructuring charges (note 15)(1)	—	(5,568)	(5,568)
Income from operations	299,349	3,465	302,814

Equity income and gain on distribution from equity-accounted investment	9,617	—	9,617
Non-segment reconciling items:
Interest income			36,166
Interest expense			(2,896)
Other - net (note 16)			1,700
Income before income taxes			347,401
(1)Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.
(3)The gain on sale recorded under Marine Services and Other relates to management fees earned by Teekay Corporation Ltd. from the sale of certain vessels by Teekay Tankers.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2024
	Tankers	Marine Services and Other	Elimination (1)	Total
	$	$		$
Revenues (note 3)	1,106,278	114,096	—	1,220,374
Voyage expenses	(405,546)	—	—	(405,546)
Vessel operating expenses	(150,605)	(101,989)	—	(252,594)
Charter hire expenses	(74,379)	(416)	—	(74,795)
Depreciation and amortization	(93,582)	—	—	(93,582)
General and administrative expenses(2)	(48,833)	(11,905)	(320)	(61,058)
Gain on sale and write-down of assets (note 14)	38,080	—	—	38,080
Restructuring charges (note 15)	(5,952)	—	320	(5,632)
Income (loss) from operations	365,461	(214)	—	365,247

Equity income	2,767	—		2,767
Non-segment reconciling items:
Interest income				37,218
Interest expense				(7,542)
Other - net (note 16)				4,334
Income before income taxes				402,024
(1)Relates to inter-segment transactions that are eliminated on consolidation.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

	Year Ended December 31, 2023
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues (note 3)	1,364,452	100,523	1,464,975
Voyage expenses	(474,371)	—	(474,371)
Vessel operating expenses	(148,960)	(92,625)	(241,585)
Charter hire expenses	(70,836)	—	(70,836)
Depreciation and amortization	(97,551)	—	(97,551)
General and administrative expenses(1)	(45,936)	(11,654)	(57,590)
Gain on sale of vessel (note 14)	10,360	—	10,360
Restructuring charges (note 15)	(1,248)	(429)	(1,677)
Income (loss) from operations	535,910	(4,185)	531,725

Equity income	3,432	—	3,432
Non-segment reconciling items:
Interest income			24,128
Interest expense			(28,009)
Other - net (note 16)			(1,691)
Income before income taxes			529,585
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated based on estimated use of corporate resources.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2025 (1) $	December 31, 2024 (1) $
Tankers	1,341,547	1,416,789
Marine Services and Other	45,788	40,995
Cash and cash equivalents	940,735	685,331
Short-term investments	32,000	10,000
Consolidated total assets	2,360,070	2,153,115
(1)There are no differences between the measurements of the segment assets and the Company’s consolidated assets.

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2025 $	December 31, 2024 $
Tankers	2,995	4,841
Significant Customers

No customer accounted for more than 10% of the Company’s consolidated revenues during the years ended December 31, 2025, 2024 and 2023.
5. Investment in and Advances to Equity-Accounted Joint Venture
The Company has a 50% economic interest in a joint venture arrangement (the High-Q joint venture), which is jointly controlled by the Company and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The High-Q joint venture owned one 2013-built VLCC, which the Company purchased in August 2025. Following completion of the purchase, the VLCC continues to trade on spot voyage charters in a pool managed by a third party. In connection with the vessel purchase by the Company, in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and the Company's guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment.

For the year ended December 31, 2025, the Company recorded equity income of $1.3 million (2024 - $2.8 million, 2023 - $3.4 million), which comprises its share of net income from the High-Q joint venture.

During the year ended December 31, 2025, the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the its advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company's investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon the Company's receipt of the cash distribution, the Company reduced the related investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in the Company's consolidated statement of income for the year ended December 31, 2025. The Company does not have a contractual obligation to return any of the distribution received or to provide additional financial support to the joint venture.

As at December 31, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026. As at December 31, 2025 and 2024, the Company had a total investment in and advances to its equity-accounted joint venture of nil and $16.0 million, respectively (Note 11).
6. Goodwill, Intangible Assets and Other Non-Current Assets
In 2015, Teekay Tankers acquired a ship-to-ship transfer business, Teekay Marine Solutions, from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

As part of the EU ETS requirements, as at December 31, 2025, the Company had a balance of EUAs totaling $11.6 million (December 31, 2024 - $5.9 million), which was recorded as indefinite-lived intangible assets. As at December 31, 2025, these intangible assets are presented as other current assets in the consolidated balance sheets as these EUAs are related to the Company's 2025 emissions levels and will be surrendered within one year from the balance sheet date. During the year ended December 31, 2025, the Company surrendered $6.1 million of EUAs related to its 2024 emissions.

Goodwill
The carrying amount of goodwill was $2.4 million as at December 31, 2025 and 2024. In 2025, 2024 and 2023, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Intangible Assets
The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

	As at
	December 31, 2025 $	December 31, 2024 $
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.7 million (2024 - cost of $5.7 million, less accumulated amortization of $5.4 million) (1)	—	307
	—	307
(1)    The customer relationships were amortized over a weighted average amortization period of 10 years. Amortization expense of intangible assets for the year ended December 31, 2025 was $0.3 million (2024 – $0.4 million, 2023 – $0.4 million). As at December 31, 2025, the customer relationships were fully amortized.

Other Non-Current Assets

In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which is recorded in other non-current assets in the Company's consolidated balance sheet as at December 31, 2025.
7. Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities as at the dates indicated:

Accrued Liabilities

	December 31, 2025 $	December 31, 2024 $
Voyage and vessel	40,843	36,665
Payroll and benefits	30,750	30,286
Obligation related to EU ETS (note 6)	11,020	6,588
Other accrued liabilities	2,050	2,665
	84,663	76,204

Obligation Related to EU ETS

As at December 31, 2025, the Company has recorded an obligation of $11.0 million related to its emissions levels (December 31, 2024 - $6.6 million), which was included as part of accrued liabilities in the consolidated balance sheets. During the year ended December 31, 2025, the Company settled $6.1 million of obligations related to its 2024 emissions. During the year ended December 31, 2025, the Company also recognized expenses related to EU ETS of $10.6 million (2024 - $6.7 million), as part of voyage expenses in the consolidated statements of income.

Other Long-Term Liabilities

	December 31, 2025 $	December 31, 2024 $
Freight tax provisions (note 17)	31,073	41,404
Office lease liability – long-term	8,216	8,698
Defined contribution pension liabilities	4,818	5,091
Other	1,597	1,458
	45,704	56,651

8. Long-Term Debt
As at December 31, 2025, the Company had one revolving credit facility (or the 2023 Revolver), which as at such date, provided for aggregate borrowings of up to $171.7 million (December 31, 2024 - $254.0 million), of which $171.7 million (December 31, 2024 - $254.0 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 5.7% as of December 31, 2025 (December 31, 2024 - 6.3%). The Company is required to pay a commitment fee which is calculated based on 0.7% of the undrawn portion of the 2023 Revolver. During the year ended December 31, 2025, total commitment fees paid were $1.6 million (2024 - $2.1 million , 2023 - $2.0 million), which is recorded as part of interest expense in the Company's consolidated statements of income. As at December 31, 2025, the total amount available under the 2023 Revolver is scheduled to decrease by $57.2 million (2026), $49.7 million (2027), $43.3 million (2028) and $21.5 million (2029). The 2023 Revolver is collateralized by 17 of the Company's vessels, together with other related security.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2025, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at December 31, 2025, the Company was in compliance with all covenants in respect of the 2023 Revolver.
9. Operating Leases
The Company charters in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company for the agreed-upon period and the Company is entirely responsible for the operation of the vessel, including for technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
With respect to time charter-in contracts and bareboat-in contracts with an original term of more than one year, for the year ended December 31, 2025, the Company incurred $45.3 million (2024 - $74.8 million) of charter hire expenses related to eight (2024 - eleven) time charter-in and bareboat-in contracts, of which $27.3 million (2024 - $45.1 million) was allocable to the lease component and $18.0 million (2024 - $29.7 million) was allocable to the non-lease component. The $27.3 million (2024 - $45.1 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2025. Three of these time charter-in contracts include an option to extend the charter for an additional one-year term, one time charter-in contract includes options to extend the charter for up to three additional 6-month terms, and one time charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2025, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in and bareboat-in contracts were 2.4 years and 6.0%, respectively (2024 - 2.9 years and 6.4%, respectively).

The Company has elected to recognize the lease payments of short-term leases in the statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the years ended December 31, 2025 and 2024, the Company incurred no charter hire expenses related to time charter-in and bareboat-in contracts classified as short-term leases.

During the year ended December 31, 2025, the Company exercised its options to extend one existing Aframax / LR2 vessel in-charter contract and two existing lightering support vessel in-charter contracts for periods between 6 months to 24 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.8 million and $2.4 million on the option declaration dates for the Aframax / LR2 vessel and lightering support vessels, respectively.

During the year ended December 31, 2024, the Company chartered in one bunker tanker for a period of 54 months, which resulted in the Company recognizing a right-of-use asset and a lease liability of $8.8 million on the lease commencement date for the vessel. During the year ended December 31, 2024, the Company also exercised its options to extend one existing Aframax / LR2 vessel in-charter contract and one existing lightering support vessel in-charter contract, each for a period of 12 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.6 million and $0.5 million on the option declaration dates for the Aframax / LR2 vessel and lightering support vessel, respectively.

A maturity analysis of the Company’s operating lease liabilities from time charter-in and bareboat-in contracts (excluding short-term leases) as at December 31, 2025 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
As at December 31, 2025	$	$	$
Payments
2026	22,849	13,865	36,714
2027	9,058	6,219	15,277
2028	5,284	3,250	8,534
2029	3,945	3,444	7,389
Total payments	41,136	26,778	67,914
Less: imputed interest	(2,975)
Carrying value of operating lease liabilities	38,161
Less: current portion	(21,107)
Carrying value of long-term operating lease liabilities	17,054

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
10. Derivative Instruments and Hedging Activities
Foreign Exchange Risk

As deemed appropriate, the Company from time to time economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2025, the Company was not committed to any foreign currency forward contracts.

Interest Rate Swap Agreement

As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2025, the Company was not committed to any interest rate swap agreements.

Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains on derivative instruments in the Company's consolidated statements of income. As at December 31, 2025, the Company was not committed to any FFAs and no longer maintains restricted cash deposits relating to FFAs.

Tabular Disclosure

Realized and unrealized gains (losses) relating to the interest rate swap and FFAs are recognized in earnings and reported in other - net in the Company’s consolidated statements of income (note 16) as follows:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Realized gains (losses) relating to:
Interest rate swap agreement	—	—	953
Interest rate swap agreement termination	—	—	3,215
Forward freight agreements	—	—	(10)
	—	—	4,158
Unrealized losses relating to:
Interest rate swap agreement	—	—	(3,709)
	—	—	(3,709)
Total realized and unrealized gains on derivative instruments	—	—	449
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

Long-term debt – The fair value of the Company’s long-term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

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

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		December 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 19a)	Level 1	941,427	941,427	689,004	689,004
Short-term investments	Level 1	32,000	32,000	10,000	10,000
Marketable securities	Level 1	—	—	22,442	22,442
Obligation related to EU ETS (note 7)(1)	Level 1	(11,020)	Note (1)	(6,588)	(6,588)

Non-recurring:
Operating lease right-of-use assets (note 14)	Level 2	—	—	11,735	11,735

Other:
Advances to equity-accounted joint venture	Level 2	—	—	380	Note (2)
(1)As at December 31, 2025, the Company has recorded an obligation related to EU ETS as part of accrued liabilities in the consolidated balance sheet. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at December 31, 2025, no such accrual (2024 - $0.7 million) was made as the total emissions liability was less than the carrying value of the EUAs held.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. In August 2025, the Company completed the acquisition of the VLCC that was owned by the equity-accounted joint venture, at which time the equity-accounted joint venture used the proceeds to pay off certain outstanding obligations, including the Company's advances to the equity-accounted joint venture. As at December 31, 2024, the fair values of the individual components of such aggregate interests were not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions and the US Government where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
From time to time the Company makes passive investments in marketable securities. Such investments in marketable securities are exposed to equity price fluctuations that could have an impact on the fair value of the investment.
12. Share Capital
The authorized share capital of Teekay at December 31, 2025, 2024, and 2023, was 25 million preference shares, with a par value of $1 per share, and 725 million common shares, with a par value of $0.001 per share. As at December 31, 2025, 86,056,804 common shares (2024 – 85,163,078, 2023 - 92,379,826) were issued, and 86,056,804 common shares (2024 – 84,059,952, 2023 - 91,006,182) were outstanding, no common shares (2024 - 1,103,126, 2023 - 1,373,644) were held in treasury, and no preference shares were issued or outstanding.

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

During the year ended December 31, 2025, Teekay repurchased 0.7 million of its common shares for $4.9 million, or an average of $6.71 per share, pursuant to its repurchase programs, which resulted in the Company recording a reduction of book value of share capital of $6.9 million and a reduction to accumulated deficit of $1.9 million. As at December 31, 2025, the total remaining share repurchase authorization under repurchase programs was $28.1 million.

During the year ended December 31, 2024, Teekay repurchased approximately 8.0 million of its common shares for $66.3 million, or an average of $8.24 per share pursuant to its repurchase programs, which resulted in the Company recording a reduction of book value of share capital of $75.1 million and a reduction to accumulated deficit of $8.8 million.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million common shares for $50.7 million, or an average of $5.69 per share pursuant to the prior authorization, which resulted in the Company recording a reduction of book value of share capital of $84.3 million and a reduction to accumulated deficit of $33.6 million.

Dividends may be declared and paid out of surplus, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the Company over the aggregated par value of the issued shares of Teekay. Subject to preferences that may apply to any preferred shares outstanding at the time, the holders of common shares are entitled to share equally in any dividends that the Board of Directors may declare from time to time out of funds legally available for dividends. During the year ended December 31, 2025, the Company declared a special dividend of $1.00 per outstanding common share and outstanding restricted stock unit (2024 - $1.00, 2023 - nil).

Equity-based compensation

In March 2023, the Company adopted a 2023 Equity Incentive Plan (or the 2023 Plan) and suspended its 2013 Equity Incentive Plan (or the 2013 Plan and, together with the 2023 Plan, the Plans). As at December 31, 2025, the Company had reserved 7,593,824 (2024 – 10,254,117) common shares pursuant to the Plans, for issuance upon the exercise of options or equity awards granted or to be granted.

Stock Options

Under the Plans, the Company granted stock options with ten-year terms to certain eligible officers, employees and non-management directors of the Company. For grants to certain eligible officers and employees, the options follow a graded vesting schedule over three years with equal tranches vesting annually, upon which the stock options become exercisable. For grants to non-management directors, the options granted vest on their respective grant dates and become exercisable immediately. All options outstanding as of December 31, 2025, expire between March 12, 2026, and June 7, 2033, ten years after the date of each respective grant.

	Year ended		Year ended		Year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Stock options granted	—	—	—	—	507	2.55

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted in 2023: expected volatility of 41.27%; expected life of 5.5 years; dividend yield of 0%; risk-free interest rate of 3.83%; and estimated forfeiture rate of 0%. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was based on historical data.

A summary of the Company’s stock option activity and related information for the year ended December 31, 2025, is as follows:

	Outstanding Stock Options		Non-vested Stock Options
	Options (000’s) #	Weighted-Average Exercise Price $	Options (000’s) #	Weighted-Average Grant Date Fair Value $
Balance as at January 1, 2025	4,380	7.66	567	1.81
Granted	—	—	—	—
Vested	n/a	n/a	(434)	1.59
Exercised	(2,305)	4.98	n/a	n/a
Forfeited / expired	(159)	43.99	—	—
Balance as at December 31, 2025(1)	1,916	7.87	133	2.55
Exercisable stock options – as at December 31, 2025(1)	1,783	8.02
(1) As at December 31, 2025, the intrinsic values for outstanding stock options and exercisable stock options were $3.0 million and $2.6 million, respectively.

During the year ended December 31, 2025, stock option exercises increased the number of common shares by 2,304,524 (2024 - 791,921, 2023 - 1,210,440), equivalent to an intrinsic value of options exercised of $8.7 million (2024 - $3.6 million, 2023 - $3.5 million).
During the year ended December 31, 2025, the Company recognized no compensation cost relating to stock options in general and administrative expenses in the Company's consolidated statements of income (2024 - $nil, 2023 - $1.9 million). As at December 31, 2025, there was no unrecognized compensation cost related to non-vested stock options granted under the Plans.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
Further details regarding the Company’s outstanding and exercisable stock options as at December 31, 2025 are as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $	Options (000’s) #	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price $
$0.00 – $4.99	415	3.9	3.73	415	3.9	3.73
$5.00 – $9.99	994	2.4	8.42	861	1.6	8.82
$10.00 – $19.99	507	1.2	10.18	507	1.2	10.18
Options expected to vest and vested	1,916	2.4	7.87	1,783	2.0	8.02

Restricted Stock Units

The Company grants restricted stock units (or RSUs) to certain eligible officers and employees and non-management directors of the Company. Each restricted stock unit is equal in value to one common share plus reinvested dividends or distributions accumulated from the grant date to the release date in the form of dividend equivalents. The number of dividend equivalents is calculated on each dividend declaration date by multiplying the dividend per share by the number of outstanding RSUs, and then dividing the result by the fair value of the common shares on that date.

RSUs granted to employees follow a graded vesting schedule over three years with equal tranches vesting annually, with expenses recognized over three years, or accelerated, if the recipient meets certain retirement eligibility criteria. RSUs granted to non-management directors vest upon grant date and are expensed immediately. Certain vested RSUs are subject to deferral at the election of an eligible officer or non‑management director. These deferred RSUs are released upon request and are included in basic and diluted weighted average shares outstanding (note 18). Any portion of an RSU award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement or certain conditions are met. Dividend equivalents are subject to the same vesting conditions as RSUs. Upon release, RSUs plus reinvested dividends are settled in the form of common shares, net of withholding tax, where applicable. The Company measures the cost of RSUs based on the grant-date fair value of the underlying shares.

	Year ended		Year ended		Year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	RSUs (000’s) #	Weighted-Average Grant Date Fair Value $	RSUs (000’s) #	Weighted-Average Grant Date Fair Value $	RSUs (000’s) #	Weighted-Average Grant Date Fair Value $
Restricted stock units granted	32	9.27	344	9.59	377	5.81

A summary of the Company’s restricted stock unit activity (excluding dividend equivalents) and related information for the year ended December 31, 2025, is as follows:

	Outstanding RSUs(1)		Non-vested RSUs(1)
	RSUs (000’s) #	Weighted-Average Grant Date Fair Value $	RSUs (000’s) #	Weighted-Average Grant Date Fair Value $
Balance as at January 1, 2025	1,541	4.74	704	6.39
Granted	32	9.27	32	9.27
Vested	n/a	n/a	(444)	5.44
Settled(2)	(709)	3.79	n/a	n/a
Forfeited	—	—	—	—
Balance as at December 31, 2025(1)	864	5.70	292	8.18
Deferred RSUs – as at December 31, 2025(1)	572	4.43
(1) Outstanding RSUs include non‑vested RSUs, as well as RSUs that are vested but deferred. As at December 31, 2025, the Company's outstanding RSUs had an aggregate fair value of $7.8 million which included deferred (i.e. non-forfeitable) restricted stock units with an aggregate fair value of $5.2 million.
(2) During the year ended December 31, 2025, the Company issued 355,770 common shares in settlement of RSUs, net of tax withholding (2024 – 278,188, 2023 – 362,113), equivalent to an aggregate fair value of $3.1 million (2024 – $2.5 million, 2023 - $2.1 million). The settlements pertained to RSUs that vested during the year and to RSUs that were previously deferred in prior periods and released in the current period.

During the year ended December 31, 2025, the Company recorded an expense of $0.8 million (2024 – $3.2 million, 2023 – $3.0 million) related to restricted stock units in general and administrative expenses in the Company's consolidated statements of income. As at December 31, 2025, unrecognized compensation cost related to non-vested RSUs was $0.4 million.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Equity-based Compensation of Subsidiaries

In the periods prior to December 31, 2024, certain employees of the Company were granted and issued equity awards by the Company's subsidiary Teekay Tankers and by the Company. Following Teekay Tankers' purchase, effective December 31, 2024 of certain subsidiaries, Teekay Tankers now employs all staff of the Company and grants and issues equity awards to those employees as applicable.

Under Teekay Tankers' 2023 Long-Term Incentive Plan, stock options and restricted stock units are granted and issued to certain eligible officers, employees and non-management directors.

Teekay Tankers' stock options are subject to the same terms and conditions as stock options granted by Teekay Parent as described above, with the exception of the applicable fair value assumptions and underlying common shares. During the year ended December 31, 2025, no stock options were granted by Teekay Tankers (2024 - nil, 2023 - nil) and no expense related to stock options was recognized in general and administrative expenses in the Company’s consolidated statements of income (2024 - nil, 2023 - nil) with no remaining unrecognized expense as at December 31, 2025. As at December 31, 2025, 120,024 stock options were outstanding and exercisable

Teekay Tankers' restricted stock units are subject to the same terms and conditions as RSUs granted by Teekay Parent as described above, with the exception of the underlying common shares and applicable dividend declarations. During the year ended December 31, 2025, Teekay Tankers settled RSUs, net of tax, by issuing 51,643 Class A common shares (2024 - 92,775, 2023 - 86,754). During the year ended December 31, 2025, Teekay Tankers granted 112,026 RSUs (2024 - 47,150, 2023 - 71,887) and recognized expenses related to RSUs in general and administrative expenses in the Company’s consolidated statements of income of $3.6 million (2024 - $3.3 million, 2023 - $2.6 million) with $1.9 million unrecognized expense as at December 31, 2025. As at December 31, 2025, 175,760 RSUs were outstanding of which 61,788 were vested and deferred.
13. Equity Transactions related to Teekay Tankers
In the second half of 2024, Teekay Parent purchased 849,532 of Teekay Tankers Class A common shares through open market purchases for $50.0 million at an average price of $58.85 per share.

In the second quarter of 2023, Teekay Parent purchased 132,479 of Teekay Tankers Class A common shares through open market purchases for $4.8 million at an average price of $35.95 per share.

As a result of the share transactions related to Teekay Tankers, the Company recorded an increase to accumulated deficit of $6.8 million in 2024 and a decrease to accumulated deficit of $0.5 million in 2023. These amounts represent Teekay's net dilution losses and gains from the Teekay Tankers share transactions.
14. Vessel Sales and Write-down of Assets
During the year ended December 31, 2025, the Company completed the sales of eight Suezmax tankers and three Aframax / LR2 tankers for a total price of $341.0 million, with the Company recognizing an aggregate gain on sales of $102.5 million.
In December 2025, the Company agreed to sell one Suezmax tanker for $33.0 million, and the tanker as well as its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025 (note 21).

During the year ended December 31, 2024, the Company completed the sales of two Aframax / LR2 tankers and one Suezmax tanker for a total price of $88.3 million, with the Company recognizing an aggregate gain on sales of $39.5 million.

During the year ended December 31, 2023, the Company completed the sale of one Aframax / LR2 tanker for $23.0 million, with the Company recognizing a gain on sale of $10.4 million.

During the years ended December 31, 2025 and 2024, the Company recorded write-downs of $0.8 million and $1.4 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to reductions in these charter rates.
15. Restructuring Charges
During the year ended December 31, 2025, the Company recorded restructuring charges of $5.6 million, which relate to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery is presented in revenues (note 3).

During the year ended December 31, 2024, the Company incurred restructuring charges of $5.6 million related to changes made to Teekay Tankers' senior management team.

During the year ended December 31, 2023, the Company incurred restructuring charges of $1.7 million primarily related to organizational changes made to the Company's commercial and technical operations teams.

As at December 31, 2025 and 2024, restructuring liabilities of $1.0 million and $0.9 million, respectively, were recognized in accrued liabilities in the Company's consolidated balance sheets. As at December 31, 2024, a restructuring liability of $0.6 million was recognized in other long-term liabilities in the Company's consolidated balance sheet.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
16. Other - net

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Realized gain on marketable securities(1)	2,861	—	—
Unrealized (loss) gain on marketable securities	(1,401)	1,401	—
Foreign exchange gain	303	2,407	1,431
Loss on disposal of defined benefit pension plan	—	—	(3,619)
Net asset retirement obligation expense (note 1)	—	201	884
Realized and unrealized gain on derivative instruments (note10)	—	—	449
Miscellaneous (loss) income	(63)	325	(836)
Other - net	1,700	4,334	(1,691)
(1) Realized gain on the sale of marketable securities reflects the difference between the sale proceeds and the cost of the marketable securities.
17. Income Tax Recovery (Expense)
The Company and its Bermuda subsidiaries are tax residents in Bermuda and have been subject to Bermuda income tax at the corporate tax rate of 15% as of January 1, 2025. Distributions the Company receives from its subsidiaries are currently not subject to any Bermuda tax. Prior to 2025, the Company and a majority of its subsidiaries were not subject to income tax in the jurisdictions in which they are organized because they did not conduct business or operate in those jurisdictions. However, the Company has subsidiaries in various jurisdiction such as Australia, Canada, the U.S., Singapore and the UK that perform administrative, commercial or technical management functions. These subsidiaries are subject to income taxes based on the services performed in countries in which those particular offices are located, and accordingly, current and deferred income taxes are recorded.

The Company derives substantially all of its gross income from the use and operation of vessels in international shipping. In November 2024, the Company’s vessel owning or operating subsidiaries established UK tax residency and elected jointly to participate in the UK tonnage tax regime. The Company’s vessel owning and operating subsidiaries are eligible for this regime for an initial eight-year period which can be renewed on a rolling basis. Under the UK tonnage tax rules, the taxable income is calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay tonnage tax group owns, charters, or manages. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to UK corporation tax in the normal manner (currently at the rate of 25% and the tonnage tax payable is recorded as part of income tax expense.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	As at
	December 31, 2025 $	December 31, 2024 $
Deferred tax assets:
Vessels and equipment	386	437
Tax losses carried forward and disallowed finance costs (1) (2)	35,801	36,219
Provisions and accruals	5,655	2,491
Other	928	3,659
Total deferred tax assets	42,770	42,806
Deferred tax liabilities:
Vessels and equipment	—	83
Other	624	47
Total deferred tax liabilities	624	130
Net deferred tax assets	42,146	42,676
Valuation allowance	(36,131)	(38,572)
Net deferred tax assets	6,015	4,104
(1)Substantially all of the Company's estimated net operating loss carryforwards of $155.4 million as at December 31, 2025, relates to its Bermudian and Norwegian subsidiaries and can be carried forward indefinitely. The Company had estimated disallowed finance costs in Norway of approximately $7.8 million at December 31, 2025, which are available 10 years from the year the costs are incurred for offset against future taxable income in Norway.
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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
The Company believes that it is more likely than not that the benefit from its net operating loss carryforwards and certain other deferred tax assets will not be realized and has maintained valuation allowances of $36.1 million and $38.6 million, respectively, as of December 31, 2025 and 2024. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets will be accounted for as a reduction of income tax expense in the period such reversal occurs.

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax recovery (expense) are as follows:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Current	2,935	(2,469)	(13,386)
Deferred	1,649	2,064	1,224
Income tax recovery (expense)	4,584	(405)	(12,162)

The Company is tax resident in Bermuda where the statutory tax rate is 15% as of January 1, 2025. Prior to 2025, entities were not subject to income tax in Bermuda. The Company operates in countries that have differing tax laws and rates. Taxes related to countries other than Bermuda are disclosed as foreign tax effects in the table below. A reconciliation of the tax charge at the Bermudian statutory income tax rate of 15% and the actual tax charge related to the year ended December 31, 2025, is as set forth in the table below:

	Year Ended December 31, 2025
	$	%
Bermuda statutory tax rate	(52,110)	(15.0)
Foreign tax effects:
United Kingdom:
Statutory tax rate difference with United Kingdom	(30,335)	(8.7)
Income subject to tonnage tax regime	75,914	21.8
Tonnage tax	(713)	(0.2)
Other	(115)	—
Other foreign jurisdictions	(1,741)	(0.5)
Changes in valuation allowances	490	0.1
Non-taxable or non-deductible items	1,408	0.4
Changes in unrecognized tax benefits	11,786	3.4
Income tax recovery and effective tax rate	4,584	1.3

In accordance with disclosure requirements prior to the adoption of ASU 2023-09, the reconciliations of the tax charge at the applicable statutory income tax rates and the actual tax charge related to the years ended December 31, 2024 and 2023, are as set forth in the table below. The consolidated weighted average tax rate will vary from year-to-year according to the source of earnings or losses by country and the change in applicable tax rates.

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Net income before taxes	402,024	529,585
Net income not subject to taxes	377,892	508,201
Net income subject to taxes	24,132	21,384
At applicable statutory tax rates	(5,876)	(4,411)
Permanent and currency differences, adjustments to valuation allowances and uncertain tax positions	4,879	(7,422)
Other	592	(329)
Tax expense related to the year	(405)	(12,162)

Cash income tax paid during the years ended December 31, 2025, 2024 and 2023, totaled $7.6 million (including Australia - $4.2 million; Canada - $1.3 million; USA - $0.9 million; UK - $0.4 million), $6.2 million (including Australia - $4.7 million; USA - $0.7 million; Canada - $0.5 million) and $5.7 million (including Australia - $2.5 million; USA - $1.1 million; Ecuador - $0.6 million; Canada - $0.5 million; United Kingdom - $0.3 million), respectively.

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company’s consolidated balance sheets:

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Balance as at January 1	41,404	47,813	42,477
Increases for positions related to the current year	1,322	2,482	9,708
Increases for positions related to prior years	4,534	6,805	7,394
Decreases for positions related to prior years	—	(3,303)	(4,798)
Decreases related to statute of limitations	(17,642)	(9,153)	(5,430)
Foreign exchange gain	1,455	(3,240)	(1,538)
Balance as at December 31	31,073	41,404	47,813

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year based on the trading patterns of the Company's vessels.

As at December 31, 2025, 2024 and 2023, included in the table above are total interest and penalties of $17.6 million, $23.7 million and $24.1 million, respectively. During the years ended December 31, 2025, 2024 and 2023 interest and penalties related to freight taxes were approximately $4.8 million, $7.6 million and $6.2 million, respectively.

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
18. Earnings Per Share

	Year Ended December 31,
	2025 $	2024 $	2023 $
Net income attributable to the shareholders of Teekay - Basic	98,111	133,770	150,641
Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(533)	(1,031)	(1,754)
Net income attributable to the shareholders of Teekay - Diluted	97,578	132,739	148,887

Weighted average number of common shares (1)	86,040,867	91,285,538	94,484,659
Dilutive effect of equity-based awards	664,670	1,989,493	2,160,310
Common shares and common share equivalents	86,705,537	93,275,031	96,644,969

Net income per common share
- Basic	1.14	1.47	1.59

- Diluted	1.13	1.42	1.54
(1)     The calculation of the weighted average number of common shares included 0.7 million, 1.0 million, and 0.8 million deferred restricted stock units and related dividend equivalents, which are non-forfeitable equity-based awards, for the years ended December 31, 2025, 2024 and 2023, respectively (note 12).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income per common share from continuing operations are excluded from diluted income per common share. For the years ended December 31, 2025, 2024 and 2023, 1.6 million, 2.0 million and 2.3 million common shares, respectively, from equity-based awards were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
19. Supplemental Cash Flow Information
a)Total cash, cash equivalents, and restricted cash are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	940,735	685,331	480,080	309,857
Restricted cash – current (1)	692	3,673	691	3,714
Restricted cash – non-current (2)	—	—	—	3,135
	941,427	689,004	480,771	316,706
(1) The Company maintains restricted cash deposits for the purpose of acquiring EUAs (note 6). As at December 31, 2025, the Company no longer maintains restricted cash deposits relating to FFAs (note 10).
(2) The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023.

b)The changes in operating assets and liabilities for the years ended December 31, 2025, 2024 and 2023, are as follows:

	Year Ended December 31,
	2025	2024	2023
	$	$	$

Accounts receivable, including other current assets	5,749	35,228	23,043
Bunker and lube oil inventory	7,967	6,132	6,152
Prepaid expenses	(4,164)	9,345	13,290
Accounts payable	(5,705)	(8,248)	(13,417)
Accrued liabilities and other	(6,061)	(1,886)	(4,399)
Deferred revenue	3,226	(870)	1,752
Asset retirement obligation expenditures	—	(2,974)	(3,852)
Dry dock expenses	(20,591)	(28,495)	(16,230)
	(19,579)	8,232	6,339

c)Cash interest paid, including realized interest rate swap settlements, during the years ended December 31, 2025, 2024 and 2023, totaled $1.9 million, $5.7 million and $20.9 million, respectively.

d)Cash income tax paid during the years ended December 31, 2025, 2024 and 2023, totaled $7.6 million, $6.2 million and $5.7 million, respectively.

e)The Company entered into new operating leases or extended existing operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $12.5 million, $17.3 million, and $68.5 million, during the years ended December 31, 2025, 2024 and 2023, respectively. The addition to these balances had no cash impact.
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

b)Purchase Commitments
In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account as at December 31, 2025 (note 21).

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

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)
d)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and, subject to policy terms, would enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
21. Subsequent Events
a.In January 2026, the Company completed the purchases of the three 2016-built Aframax / LR2 tankers described in note 20(b) and paid the remaining balance related to one of the tankers using cash on hand. Upon the completion of these purchases, the Company bareboat chartered out each tanker to the seller for periods between four and eight months.

b.In January 2026, the Company completed the sale of one Suezmax tanker for a price of $33.0 million. The vessel and its related bunker and lube oil inventories were classified as held for sale in the consolidated balance sheet as at December 31, 2025 (note 14).

c.In January 2026 and February 2026, the Company entered into agreements to sell one Suezmax tanker and one VLCC tanker for a combined sales price of $124.5 million. The Suezmax tanker was delivered to its purchaser during March 2026, and the VLCC tanker is expected to be delivered to its purchaser during the second quarter of 2026.